These materials are important and require your immediate attention. The shareholders of Alignvest are required to make important decisions. If you have any doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors. If you require further assistance, please do not hesitate to contact the Alignvest’s proxy solicitation and information agent, D.F. King Canada, toll free at 1-800-332-6309 (1-201-806-7301 by collect call) or by email at inquiries@dfking.com.

ALIGNVEST ACQUISITION CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on January 24, 2017

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT AND RELATED MATTERS

involving

TRILOGY INTERNATIONAL PARTNERS LLC

and

ALIGNVEST ACQUISITION CORPORATION

(to be renamed TRILOGY INTERNATIONAL PARTNERS INC.)

THE BOARD OF DIRECTORS RECOMMENDS THAT ALIGNVEST SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION, THE DSU PLAN RESOLUTION, THE RSU PLAN RESOLUTION AND THE INSIDER SUBSCRIPTIONS RESOLUTION.

i

December 22, 2016
Dear Shareholder:

It is my pleasure to extend to you, on behalf of the board of directors (the “AQX Board”) of Alignvest Acquisition Corporation (“Alignvest”, “AQX” or the “Corporation”), an invitation to attend a Special meeting of shareholders to vote on our proposed business combination with Trilogy International Partners LLC (“Trilogy”). We believe that the plan of arrangement (the “Arrangement”) involving the Corporation and Trilogy, our qualifying transaction, represents a unique opportunity to invest in a high growth telecommunications company founded and led by one of the industry’s most experienced management teams, and is entirely consistent with our stated strategy at the time of AQX’s IPO.

At that time, AQX set out to: partner with a world-class management team; deliver a proprietary transaction with entrepreneurs who wanted to create a long-term partnership, not monetize their ownership; compete in an industry in which AQX has the expertise to create real value; and transact at a compelling valuation. This is precisely what we have done.

Alignvest is partnering with an exceptional management team. Trilogy’s founder and Chairman John W. Stanton and CEO Brad J. Horwitz have worked together at the forefront of the wireless industry for decades. Over the course of their careers, they have invested in 15 international businesses and many of these companies ultimately became part of the world’s largest wireless operators in the United States, including Verizon Communications Inc. (“Verizon”), T-Mobile USA Inc. (“T-Mobile USA”) and AT&T Wireless Services Inc. (“AT&T Wireless”) In total, the businesses John W. Stanton and Brad J. Horwitz have founded or led have sold for over U.S.$70 billion.

The Arrangement between AQX and Trilogy resulted from a proprietary relationship that the Alignvest team cultivated for years. We had the benefit of months of exclusive engagement during which our team of professionals conducted an intense, private equity-style due diligence process. Furthermore, Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

Nadir Mohamed (AQX’s current Chairman and former President and CEO of Rogers Communications Inc. (“Rogers”)), Joe Natale (former President and CEO of Telus Communications Company and the current proposed President and CEO of Rogers), and Anthony Lacavera (founder and former CEO of WIND Mobile), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Alignvest, which, after giving effect to the Arrangement, will be renamed “Trilogy International Partners Inc.”, with Nadir Mohamed serving as Lead Director

Trilogy’s management team is rolling 100% of their equity into the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction. In fact none of Trilogy’s current shareholders are selling in this transaction.

We believe this is a unique opportunity to invest at a compelling valuation alongside some of the most significant value creators in the global wireless industry. Trilogy is a high growth business, with an enterprise value of approximately U.S.$948 million, which translates into a 7.3x enterprise value to estimated 2017 Adjusted EBITDA multiple, an attractive multiple relative to Trilogy’s relevant peer group given its projected growth. AQX’s shareholders should take as evidence of our conviction in this deal, that Alignvest Partners Master Fund LP, made up of the personal capital of the partners of Alignvest Management Corporation, is investing an additional approximately U.S.$21.2 million in the transaction at C$10.00 per share.

In addition, AQX has secured commitments of approximately U.S.$42 million in subscriptions at C$10.00 per share concurrent with the closing of the Arrangement from investors including, among others, Alignvest directors Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman (collectively and together with Alignvest Partners Master Fund LP, the “Participating Insiders”).

Alignvest is very pleased by the level of financial support shown by the Participating Insiders for the transaction, which will benefit all shareholders and the Corporation. The Class B shares issuable pursuant to the above-mentioned investments (the “Subscription Shares”) will be issued for the same C$10.00 per share price as the Class A Restricted Voting Units issued for in the original initial public offering of Alignvest, which included ½ of a share purchase warrant. Furthermore, the Subscription Shares to be issued to the Participating Insiders are being subscribed for in advance on a committed basis for approximately a 1% discount to the current trading price of the Class A restricted voting shares of Alignvest, and without any commission, which represents an extremely attractive cost of funds.

The market reaction to the transaction has been supportive, with AQX’s Class A restricted voting shares and share purchase warrants trading positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24, and C$0.60 to C$1.20, respectively, since the announcement.

This Circular, including the appendices thereto, contains a detailed description of the Arrangement and other information relating to AQX and Trilogy. We urge you to consider carefully all of the information in the Circular. AQX Shareholders that have any questions or need additional information with respect to the voting of their AQX Shares should consult their financial, legal, tax or other professional advisor, or contact Alignvest’s proxy solicitation agent, D.F. King Canada, toll free at 1-800-332-6309 (1-201-806-7301 by collect call) or by email at inquiries@dfking.com.

On behalf of AQX, I would like to thank all of our securityholders for their ongoing support as we prepare to undertake our qualifying acquisition.

Yours very truly,

(signed) “Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director

REASONS TO SUPPORT THE PROPOSED BUSINESS COMBINATION OF
TRILOGY INTERNATIONAL PARTNERS LLC

POTENTIAL FOR SIGNIFICANT SHAREHOLDER VALUE CREATION

AQX believes there is meaningful potential for value creation for its shareholders post the Arrangement. Trilogy has the opportunity to grow significantly and generate meaningful cash flow from its existing operating assets, and to acquire complementary assets.

  Both of Trilogy’s current operating businesses (Two Degrees Mobile Limited (“2degrees”) in New Zealand, and Empresa de Telcomunicaciones NuevaTel (PCS de Bolivia) S.A. (“NuevaTel”) in Bolivia) operate in attractive markets. Each: has meaningful market share in a stable three player market, resulting in economies of scale; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.

  2degrees, Trilogy’s operating business in New Zealand, continues the rapid growth that it has exhibited since its launch in 2009 through (i) increasing market share in the consumer postpaid mobile market, (ii) providing fixed broadband services and bundled product offerings, (iii) selling additional fixed services to the existing mobile consumer subscriber base, and (iv) continuing to invest in their network.

  NuevaTel, Trilogy’s operating business in Bolivia, has enjoyed 16 years of stable cash generation and has returned to growth as a result of substantial recent network investment. Capitalizing on this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst the existing subscriber base, and (iii) continuing its LTE overlay expansion.

  The combined underlying businesses are projected to generate rapid growth in Adjusted EBITDA with Adjusted EBITDA projected to grow 18% in 2017.

  Refer to “Forward-Looking Statements” in the accompanying management information circular (“Circular”) and “Non-GAAP Reconciliation” in the prospectus attached to the Circular as Appendix “F”.

  Our transaction will position Trilogy to make accretive acquisitions, targeting businesses in existing geographies with complementary product offerings, businesses in adjacent geographies to leverage economies of scale, and new platform investments. The Trilogy team has a proven track record of acquiring, growing, and selling wireless assets globally.

THE AQX BOARD HAS UNANIMOUSLY SUPPORTED THE ARRANGEMENT RESOLUTION

In addition to the receipt of advice and assistance from AQX’s financial advisors and legal counsel, the AQX Board carefully evaluated the terms of the proposed Arrangement and the Plan of Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of the Corporation; (ii) determined that the Arrangement is fair, from a financial point of view, to non-redeeming AQX Shareholders; (iii) approved the Arrangement and the entering into of the definitive arrangement agreement dated November 1, 2016 between Alignvest and Trilogy (as amended on December 20, 2016, the “Arrangement Agreement”); and (iv) resolved to recommend that AQX Shareholders vote in favour of the Arrangement Resolution.

In reaching these determinations and approvals, the AQX Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  Strong competitive position within an attractive industry. Each of 2degrees and NuevaTel: operates in a stable three player market; has meaningful market share; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.
  Strong, experienced, and well-aligned management teams. The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers including Verizon, T-Mobile USA, and AT&T Wireless. In total, the businesses John W. Stanton and Brad J. Horwitz have founded or led have sold for over U.S.$70 billion. The management team is rolling 100% of their equity interest in the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction.
  Strong cash flow generation potential. Trilogy’s operating assets have significant momentum and cash flow potential. Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. With respect to NuevaTel, the company has distributed cumulative gross dividends of $244 million to its shareholders, and management believes it will be in a position to continue these distributions after benefitting from its recent network investments.
  Attractive return on investment relative to risk profile. Trilogy represents an opportunity to invest in a high growth, stable business at an attractive valuation. Despite the company’s significantly greater growth potential relative to its relevant comparables, investors have the opportunity to invest in Trilogy at 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s peer group given Trilogy’s growth profile.
  Refer to “Forward-Looking Statements” in this Circular and “Non-GAAP Reconciliation” in the Prospectus attached to the Circular as Appendix “F”.
  Strong public market support. Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. AQX secured total commitments for this transaction of approximately U.S.$63.2 million relative to a minimum cash requirement of U.S.$135 million, which significantly reduces our redemption risk. Alignvest’s Class A restricted voting shares and share purchase warrants have traded positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

  Ability for Alignvest to add value. Alignvest’s partners, Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Trilogy International Partners Inc., with Nadir Mohamed serving as Lead Director.

  Optimized capital structure leading to improved performance. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. Following the transaction, Trilogy intends to use the proceeds from the Arrangement to significantly reduce net leverage, which will allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures and improved working capital management, while also allowing the broader platform to execute on its M&A strategy.

v

  Opportunities for platform growth through acquisitions. Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that, with an improved capital structure, Trilogy will have the opportunity to pursue various strategic acquisitions.

  Favourable transaction dynamic. The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise. Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

  Benefit from being a public company in Canada. Trilogy will benefit from a Canadian listing on the TSX for a number of reasons including access to Canadian and international capital on an exchange where the telecommunication sector represents a greater focus relative to U.S. weightings, reduced public company costs, greater importance as a medium-sized company, and a more favorable regulatory environment.

Other considerations that we believe demonstrate the attractiveness of this transaction, and that provide protection to AQX Shareholders include the following:

  AQX Fairness Opinion. The AQX Fairness Opinion concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant,
  Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

  Shareholder Approval. The Arrangement must be approved by a majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

  Court Approval. The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement.

  Redemption Rights. Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Holders of Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the Arrangement. See “Redemption Rights”.

WORLD-CLASS MANAGEMENT TEAM AND BOARD OF DIRECTORS

Trilogy and its operating subsidiaries have a strong management team comprised of individuals who have created significant shareholder value within the telecom industry, globally, for the past 25 years, and who will implement a clear strategy for Trilogy going forward. The individuals below whose names are marked with a “*” are expected to sit on the board of the pro forma company.

  John W. Stanton*, Co-Founder and Chairman. Founder and former Chairman and CEO of Western Wireless (now part of Verizon) and its predecessors from 1992 until Alltel Wireless Inc.’s (“Alltel”) U.S.$6 billion acquisition of the company in 2005. Founder and Chairman of VoiceStream (acquired by Deutsche Telekom AG in 2001 for $34 billion, now T-Mobile USA), former Vice Chairman of McCaw Cellular Communications, Inc. (“McCaw Cellular”) (acquired for U.S.$16 billion by the predecessor of AT&T Wireless), former Chairman of Clearwire Corporation. Currently Director of Microsoft Corporation, Costco Wholesale Corporation and Columbia Sportswear Company, and Chairman of the Seattle Mariners Major League Baseball team.

  Brad J. Horwitz*, Co-Founder and CEO. Served as Executive Vice President of Western Wireless Corporation (“Western Wireless”) from 2000 until its sale to Alltel in 2005, prior to which he was President of Western Wireless International Corporation (“Western Wireless International”) where he led the expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Côte d’Ivoire, Bolivia, Haiti, Iceland, Ireland, and Austria. He previously spent 13 years at McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless) where he held various management positions including Director of Sales and Marketing, Director of Paging Operations, Director of Business Development, and Vice President of International Operations.

  Theresa E. Gillespie*, Co-Founder and Vice Chairman. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless. She was previously Senior Vice President and Controller of McCaw Cellular. Currently serves as Trustee of Fred Hutchinson Cancer Research Center.

  Erik Mickels, CFO. Joined Trilogy in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since also assumed responsibilities as Trilogy’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi- national SEC registrants within the technology and retail industries. He is also a Certified Public Accountant.

  Scott Morris, General Counsel. Before joining Trilogy in 2006, he served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Inc. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney- advisor to the Chairman of the Commission.

  Stewart Sherriff, CEO of 2degrees. Prior Chairman of the 2degrees Board of Directors and Chief Technology Officer of Trilogy. He previously held multiple senior roles at Western Wireless and was CEO of Meteor Mobile Communications Limited, the third mobile entrant in Ireland, which was one of Western Wireless’ international mobile operations between 2003 and 2005 before being acquired by Alltel.

  Juan Pablo Calvo, CEO of NuevaTel. Prior CEO of Telecel S.A. (Millicom Bolivia). He held various roles within Trilogy, having served as Vice President of Latin America and Caribbean Operations from 2006 to 2008 and Vice President of Business Development from 2008 until he assumed his current role as CEO of NuevaTel in 2010.

In addition, Nadir Mohamed and Anthony Lacavera will be joining the board, with Nadir Mohamed serving as Lead Director, and bring significant telecommunications leadership expertise:

  Nadir Mohamed*, Chairman of the Board of Directors of Alignvest Management Corporation. Served as President and CEO of Rogers, the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins, and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, he was the President and Chief Operating Officer of the company’s Communications Group. Prior to that, he was the President and Chief Executive Officer of Rogers. Before joining Rogers Wireless in 1999, he held senior positions at Telus Communications and at B.C. Telecom. He is currently a Director of TD Financial Group.

  Anthony Lacavera*, Chairman of Globalive Capital and Founder, Former Chairman and CEO of WIND Mobile Canada. Founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion.
STRONG PUBLIC MARKET SUPPORT IN FAVOR OF THIS TRANSACTION

To date, Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. Prior to announcing the transaction, Alignvest confidentially approached nine investors to assess the market’s response to our proposed acquisition and to potentially receive incremental capital in the form of a subscription contribution. The response was extremely positive, with two of our original investors requesting to invest an additional U.S.$18 million at the C$10.00 IPO price with no warrant, terms that are accretive for IPO investors who bought at C$10.00 and received a half warrant. This investment brings the total additional commitments for this transaction to approximately U.S.$63.2 million (including approximately U.S.$21.2 million from Alignvest’s sponsor), which we believe significantly reduces our redemption risk.

As additional proof of strong public market support for our acquisition of Trilogy, Alignvest’s Class A restricted voting shares and share purchase warrants are trading positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

In addition to the above, our proposed transaction has received positive feedback including a recent Globe and Mail article published by Andrew Willis on November 23, 2016.

Alignvest’s deal could be blueprint for Canadian SPACs

“…In Canada, we are still waiting on the first successful from any of the six SPACs that went public since 2015, raising more than $1-billion (Canadian)…

…SPAC godfathers seem prepared to bless the Alignvest acquisition, which is scheduled to be put to a vote in January. That's because the Toronto-based SPAC gave the market exactly what it wanted with a clean, simple bid for Seattle-based Trilogy International Partners, a private company owned by proven telecom executives that runs wireless networks in New Zealand and Bolivia…

…Finally, the business strategy is straightforward: Wireless networks in New Zealand and Bolivia are a generation behind those in Canada and the U.S. Trilogy management and Bay Street telecom analysts have seen this movie before, they know what's needed for the next instalment.

If the SPAC mafia does indeed sign off on Alignvest's takeover, as they are expected to do, the script will be written for successful acquisitions by Canadian rivals.”

AQX EVALUATED NUMEROUS DEALS AND HEAVILY NEGOTIATED THE TRANSACTION

Prior to reaching an Arrangement with Trilogy, Alignvest considered and conducted analysis of over 400 potential qualifying acquisitions across various industries. Alignvest progressed discussions with high potential targets at various times, signing approximately 40 non-disclosure agreements throughout the process, and subsequently engaged in detailed due diligence and negotiations, which resulted in the submission of approximately 13 expressions of interest to select high potential targets. Alignvest did not enter into a definitive agreement with any potential target businesses, other than Trilogy, given that Alignvest believes the Agreement with Trilogy is the superior alternative.

AMC was first introduced to Trilogy and 2degrees in mid-2014. AMC conducted significant diligence on 2degrees. The AMC team, including Nadir Mohamed, conducted diligence on 2degrees’ business plan and attempted to ascertain fundamental value.

Over the following two years, Alignvest had the opportunity to complete fulsome due diligence of Trilogy, its management team, and the company’s underlying assets. AQX and Trilogy entered into a non-disclosure agreement on December 22, 2015, and engaged in preliminary diligence and letter of intent (“LOI”) negotiation throughout the first and second quarters of 2016. AQX subsequently signed an LOI and entered into exclusivity with Trilogy on July 22, 2016 to conduct extended due diligence and to negotiate documentation. AQX and Trilogy extended exclusivity six separate times after the initial execution of the LOI in order to complete due diligence and documentation, and entered into the Arrangement Agreement on November 1, 2016.

As part of its due diligence process, the AQX team and its advisors travelled to New Zealand the week of July 25, 2016 and to Bolivia the week of August 8, 2016 to evaluate Trilogy’s operating assets. Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), were all heavily involved in diligence calls and meetings with management and advisors.

To complement AQX’s deep telecommunications expertise, AQX engaged a number of advisors to assist on business diligence, accounting diligence, tax diligence, legal diligence, and transaction structuring including a “big four” accounting firm, Aetha Consulting, Stikeman Elliott LLP, Globalive Capital, Cantor Fitzgerald, and Credit Suisse.

See “The Arrangement - Background to the Arrangement” for additional information.

DELOITTE HAS DEEMED THE TRANSACTION “FAIR” FINANCIALLY TO AQX’s CLASS A SHAREHOLDERS

Deloitte was formally engaged pursuant to a letter agreement dated October 24, 2016 (the “Deloitte Agreement”) to prepare and provide a fairness opinion with respect to the Arrangement. The terms of the Deloitte Agreement provide that Deloitte is to be paid a fixed fee for its service, 80% of which is contingent on the successful completion of the Arrangement and will be reimbursed for out of pocket expenses upon submission of the AQX Fairness Opinion. In addition, the Corporation has agreed to indemnify Deloitte, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, against certain expenses, losses, claims, actions, damages and liabilities which may arise directly or indirectly from services performed by Deloitte in connection with the Deloitte Agreement. No understandings or agreements exist between Deloitte and the Corporation with respect to future financial advisory or investment banking business.

The AQX Board received a draft of the AQX Fairness Opinion from Deloitte on December 19, 2016. Subsequently, Deloitte delivered the written AQX Fairness Opinion which concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares. The AQX Fairness Opinion is attached to this Circular as Appendix “C”. The Corporation encourages you to read this opinion in its entirety.

The AQX Fairness Opinion was provided in connection with the Arrangement and may not be used or relied upon for any other purpose. The AQX Fairness Opinion is not a recommendation as to how any AQX Shareholder should vote with respect to the Arrangement Resolution or any other matter, or as to whether or not to redeem any Class A Restricted Voting Shares. This summary is qualified in its entirety by reference to the full text of AQX Fairness Opinion.

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Ontario Superior Court of Justice dated December 19, 2016, as the same may be amended (the “Interim Order”), a special meeting (the “Meeting”) of the holders (collectively, the “AQX Shareholders”) of (i) Class A restricted voting shares (the “Class A Restricted Voting Shares”) and (ii) Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) of Alignvest Acquisition Corporation (“AQX”, “Alignvest” or the “Corporation”) is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 on January 24, 2017, at 10:00 a.m. (Toronto time), for the following purposes:

1.

to consider, pursuant to the Interim Order, and, if thought advisable, to pass a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” attached to the accompanying Management Information Circular (the “Circular”), to approve: (i) a plan of arrangement (the “Arrangement”) involving the Corporation and Trilogy International Partners LLC (“Trilogy”) pursuant to section 182 of the Business Corporations Act (Ontario), as amended, and the terms of an arrangement agreement entered into between the Corporation and Trilogy dated November 1, 2016 (as amended on December 20, 2016 to make minor changes consistent with the original intent of the parties, the “Arrangement Agreement”) involving the acquisition by the Corporation, directly or indirectly, of all of the voting interest and a significant economic equity interest in Trilogy (the foregoing being intended to qualify as the Corporation’s “qualifying acquisition” under Part X of the TSX Company Manual); and (ii) in accordance with Subsections 611(c) and/or 607(g)(i) of the TSX Company Manual, the issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding AQX Shares) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined below) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U. S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions (as defined below), of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B  Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly); all as more particularly described in the Circular;

2.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a deferred share unit plan (the “DSU Plan”), a copy of which plan is set out in Appendix “H” to the Circular, and as more particularly described in the Circular (the “DSU Plan Resolution”);

3.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a restricted share unit plan (the “RSU Plan”), a copy of which plan is set out in Appendix “J” to the Circular, and as more particularly described in the Circular (the “RSU Plan Resolution”);

4.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsections 604(a) and/or 607(g)(ii) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders voting other than Participating Insiders (as defined below), authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act (Ontario)) (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the “Insider Subscriptions Resolution”); and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The record date for the determination of AQX Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on December 20, 2016 (the “Record Date”). Only AQX Shareholders whose names have been entered in the register of AQX Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote their AQX Shares at the Meeting. This notice of special meeting of AQX Shareholders is accompanied by the Circular and a form of proxy (for registered shareholders) or a voting instruction form (for beneficial shareholders).

Pursuant to the terms of the Arrangement, among other things:

(i)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(ii)

each Class A Restricted Voting Share held legally and/or beneficially by a non-redeeming AQX Shareholder outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall be converted into one (1) Class B Share;

(iii)

subscriptions from investors for Class B Shares and/or Common Shares (as defined below) in an amount of up to U.S.$75 million plus an amount equal to: (A) the number of Class A Restricted Voting Shares (if any) in respect of which redemption rights have been exercised and not withdrawn, times (B) C$10 (the “Alignvest Additional Subscriptions”), shall become effective;

(iv)

the subscription by Alignvest Partners Master Fund LP for, and the issuance by Alignvest of, approximately U.S.$21.2 million of Class B Shares and/or Class A Restricted Voting Shares and/or Common Shares (as defined below) (the “Alignvest Sponsor Equity Investment”) shall become effective;

(v)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create a special voting share (the “Special Voting Share”) and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.” (“TIP Inc.”);

(vi)

the Special Voting Share shall be issued to and deposited with TSX Trust Company of Canada (the “Trustee”) pursuant to the voting trust agreement to be entered into among TIP Inc., Trilogy and the Trustee;

(vii)	TIP Inc. will subscribe for, and Trilogy will issue to TIP Inc., class B units of Trilogy and warrant rights to purchase class B units of Trilogy;

(viii)	holders of units of Trilogy International New Zealand LLC (“TINZ”) other than Trilogy International South Pacific LLC shall transfer their units in TINZ to TIP Inc. in exchange for Common Shares;

(ix)	participating holders of shares and/or options exercised to acquire shares in Two Degrees Mobile Limited (“2degrees”) shall exchange their shares in 2degrees for Common Shares;

(x)

the terms of the existing 13,402,688 share purchase warrants of Alignvest (the “Alignvest Warrants”) shall deemed to be amended to be share purchase warrants to acquire common shares of TIP Inc. (“Common Shares”) following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended;

(xi)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(xii)	Alignvest shall be authorized to apply to the Director under the Business Corporations Act (Ontario) to continue from the laws of Ontario to the laws of British Columbia.

The total number of Common Shares issuable to Trilogy unitholders and TINZ unitholders (in each case, assuming all Class C units of Trilogy were to be redeemed for Common Shares) and to 2degrees shareholders pursuant to the Arrangement will be approximately 47,520,986, resulting in a dilution to AQX Shareholders of approximately 142%.

All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP), have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. Any new Class B Shares issued concurrently with the closing of the Arrangement to directors of AQX participating in the Alignvest Additional Subscriptions, being Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman (collectively and together with Alignvest Partners Master Fund LP, the “Participating Insiders”), shall not, except in the case of Alignvest Partners Master Fund LP, be subject to such lock-up agreements. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well, as more particularly described in the Circular. Certain Trilogy executives and other Trilogy investors have agreed to a lock-up of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying this Notice, which Circular forms part of this Notice. The full text of the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution are set out in Appendices “A”, “G”, “I” and “K”, respectively, to the Circular. A form of proxy also accompanies this notice.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement. If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

A registered AQX Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered AQX Shareholder and you are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed form of proxy or, alternatively, electronically or by telephone, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting in person if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of AQX’s transfer agent, TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by fax to 416-595-9593 by 10:00 a.m. (Toronto time) on January 20, 2017 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a shareholder.

If you are a non-registered AQX Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Advice to Beneficial AQX Shareholders” as well as the instructions set out in the voting instruction form or other instructions received from your financial intermediary for information on how to vote your AQX Shares.

Holders of Class A Restricted Voting Shares have the right to redeem all or a portion of their Class A Restricted Voting Shares in accordance with their terms, provided that they deposit (or in the case of non-registered shareholders, instruct the applicable CDS Participant to cause CDS to deposit) their shares for redemption prior 5:00 p.m. (Toronto time) on January 19, 2017, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the third business day before the date of the adjourned or postponed meeting. Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

DATED at Toronto, Ontario, this 22nd day of December, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director

FREQUENTLY ASKED QUESTIONS

The following questions and answers about the Meeting, voting thereat, and the Arrangement are designed to help you understand such matters in more detail.

About the Meeting

Why did I receive this package of information?

The Arrangement described in the Circular is subject to, among other things, obtaining the Required Approval. As an AQX Shareholder as of the close of business on December 20, 2016, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Circular in connection with that solicitation.

What is this document?

This document is an information circular furnished to AQX Shareholders in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting or at any adjournment(s) or postponement(s) thereof. The Circular provides additional information respecting the Arrangement. References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof that may occur.

Who is soliciting my proxy?

Your proxy is being solicited by and on behalf of the Corporation’s management for use at the Meeting or any adjournment(s) or postponement(s) thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The Corporation has retained D.F. King Canada (“D.F. King”) to provide proxy and information agent services in connection with the qualifying acquisition. In connection with these services, D.F. King is expected to receive a fee of up to $70,000 plus reasonable out-of-pocket expenses.

The Corporation will not be using the notice-and-access mechanism under National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of the Notice of Meeting and the Circular to AQX Shareholders.

See “General Proxy Information – Solicitation of Proxies”.

When and where is the Meeting?

The Meeting is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, on January 24, 2017 at 10:00 a.m. (Toronto time).

When is the voting deadline for the Meeting?

In order to ensure that your proxy is received in time for AQX’s Special Meeting, to be held on Tuesday, January 24, 2017 at 10:00 a.m. (Toronto time), we recommend that you vote today, or no later than 10:00 a.m. (Toronto time) on Friday, January 20, 2017. The deadline for deposit of proxies may be waived or extended by the chair of AQX’s Meeting at his discretion, without notice.

What am I being asked to vote on?

You are being asked to vote on the Arrangement Resolution to approve the Plan of Arrangement and related matters. You are also being asked, conditional on the Arrangement Resolution being approved, to vote on the DSU Plan Resolution to approve the DSU Plan, the RSU Plan Resolution to approve the RSU Plan and the Insider Subscriptions Resolution to approve the potential issuance to insiders of Alignvest of Class B Shares representing over 10% of the issued and outstanding AQX Shares (to the extent such issuance exceeds 10%).

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement.

If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

Does the AQX Board of Directors support the Arrangement?

Yes. After careful consideration by the AQX Board, the AQX Board has unanimously concluded that the Arrangement is in the best interests of the Corporation and has unanimously determined that the Arrangement is fair, from a financial point of view, to non-redeeming AQX Shareholders. Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution.

Who is entitled to vote at the Meeting and how will votes be counted?

All AQX Shareholders as of the close of business on December 20, 2016 are entitled to vote on the Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution at the Meeting. Only disinterested AQX Shareholders (totalling 26,294,742 AQX Shares) as of the close of business on December 20, 2016 are entitled to vote on the Insider Subscriptions Resolution.

TSX Trust Company, the Corporation’s transfer agent and registrar, will count the votes.

What if I acquire ownership of AQX Shares after December 20, 2016?

Only AQX Shareholders as of the close of business on the Record Date are entitled to receive notice of, attend, be heard and vote at the Meeting.

How can I vote my AQX Shares?

If you are a non-registered holder of Class A Restricted Voting Shares (meaning that your Class A Restricted Voting Shares are held beneficially on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary), please carefully follow the instructions provided by such intermediary in order to vote.

If you were a registered AQX Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the enclosed form of proxy in order to vote. You can vote your AQX Shares either by attending the Meeting and voting your AQX Shares at the AQX Meeting or, if you cannot attend the AQX Meeting, by having your AQX Shares voted by proxy in accordance with the instructions set out on the accompanying form of proxy.

See “General Proxy Information” for more information on voting your AQX Shares.

What is the quorum for the Meeting?

For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting shall be at least two registered or beneficial AQX Shareholders holding or representing by proxy not less than 25% of the issued and outstanding AQX Shares entitled to be voted at the Meeting, irrespective of the number of persons actually present at the Meeting.

How many AQX Shares are entitled to vote?

The authorized capital of the Corporation consists of an unlimited number of (i) Class A Restricted Voting Shares and (ii) Class B Shares without par or nominal value. Each holder of AQX Shares is entitled to one vote for each AQX Share registered in his or her name at the close of business on the Record Date. At the close of business on the Record Date, there were 25,875,000 Class A Restricted Voting Shares outstanding and 7,631,720 Class B Shares outstanding.

Am I entitled to dissent rights?

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, no dissent rights will be available to AQX Shareholders in respect of the Arrangement.

How can I redeem my Class A Restricted Voting Shares?

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the Arrangement Resolution at the Meeting, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account at the time of the Meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05.

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Arrangement must do so by causing a CDS Participant in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a Redemption Notice of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Arrangement. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Corporation’s transfer agent in advance of the required time.

Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, is permitted to redeem more than an aggregate of 15% of the number of issued and outstanding Class A Restricted Voting Shares.

See “Redemption Rights” for more information on your redemption rights.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named therein as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

About the Arrangement

What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Ontario corporate law that allows companies to carry out transactions with the approval of its shareholders and the Court. The Arrangement Resolution that you are being asked to consider will provide for, among other things, the Arrangement.

I own AQX Shares. What will I receive if the Arrangement is completed?

Pursuant to the Arrangement, AQX Shareholders (other than AQX Shareholders properly exercising redemption rights) will exchange their AQX Shares for Common Shares at a ratio of one (1) Common Share for every AQX Share.

Why is the Corporation proposing the Arrangement transaction?

The AQX Board and the Corporation’s management was mandated to seek out and consummate a transaction that constitutes the Corporation’s qualifying acquisition under Part X of the TSX Company Manual within the 21-month period from the closing of the Corporation’s initial public offering (or 24 months from the closing of the Corporation’s initial public offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within such 21-month period but has not completed the qualifying acquisition within such 21-month period). This timeline may be extended to up to 36 months from the closing of the Corporation’s initial public offering with approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. Since the Corporation’s initial public offering in June 2015, the AQX Board and the Corporation’s management reviewed several potential qualifying acquisition and have negotiated the terms of the Arrangement and related transactions.

Who is Trilogy?

Trilogy is a holding company formed under the laws of the State of Washington on November 21, 2005. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including: Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G). If the Arrangement is approved and consummated, the business of Trilogy will become the business of TIP Inc. See “Information Concerning Trilogy and TIP Inc.”.

What will TIP Inc. be?

Following the completion of the Arrangement, the name of the Corporation will be “Trilogy International Partners Inc.” and the Corporation will continue from the laws of Ontario to the laws of British Columbia. As a result of the Arrangement, TIP Inc. will indirectly own Trilogy’s economic interests in its existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia. See “Information Concerning Trilogy and TIP Inc.”.

For a discussion on certain differences between the BCBCA and the OBCA, see Appendix “L”.

How do I deposit my AQX Shares?

Class A Restricted Voting Shares: If the Arrangement and Plan of Arrangement are completed, CDS is expected to effect a share exchange of the non-registered and non-redeemed Class A Restricted Voting Shares for Common Shares in accordance with the terms of the Arrangement. Beneficial owners of Class A Restricted Voting Shares are not required to take any further action to receive the Common Shares which they are entitled to receive pursuant to the Arrangement. If your Class A Restricted Voting Shares are in registered form, the same procedure outlined below for the Class B Shares will apply.

Class B Shares: The return of the certificate or certificates representing Class B Shares and all additional documents as the Corporation may reasonably require, will enable each holder of Class B Shares to obtain the Consideration to which such holder of Class B Shares is entitled under the Arrangement. See “Procedure for the Exchange of AQX Shares”.

When will the Arrangement be completed?

It is presently anticipated that the Arrangement will be completed on or about February 3, 2017.

What will I have to do as an AQX Shareholder to receive the Consideration for my AQX Shares?

If you are a non-registered (beneficial) AQX Shareholder, you will receive the Consideration through your account with your broker, investment dealer, bank, trust company or other intermediary that holds AQX Shares on your behalf. You should contact your intermediary if you have questions about this process.

If you are a registered AQX Shareholder, you must complete and send the certificate(s) (if applicable) representing your AQX Shares to the Corporation. The Corporation’s Transfer Agent is required to mail you evidence of ownership of Common Shares as soon as practicable after the Effective Date or upon receipt of your AQX Share certificate(s).

About Approval of the Arrangement

What approvals are required for the Arrangement to become effective?

Completion of the Arrangement is subject to, among other things, the receipt of (i) the Required Approval, (ii) the Final Order, (iii) the approval of the OSC and (iv) the approval of the TSX, as required.

What is the required AQX Shareholder Approval level?

The approval of the Arrangement Resolution will require the affirmative vote of not less than a simple majority of the votes cast by the AQX Shareholders present in person or represented by proxy at the Meeting, voting together as if they were a single class of shares.

How will I know when all required approvals have been received?

AQX plans to issue a press release once all the necessary approvals have been received and all conditions to the completion of the Arrangement have been satisfied or waived.

What happens if the AQX Shareholders do not approve the Arrangement Resolution?

If the Corporation does not receive the required vote by AQX Shareholders in favour of the Arrangement Resolution, the Arrangement will not become effective. If the Arrangement is not completed, the Corporation may pursue another qualifying acquisition. Further, if the Arrangement is not completed, the Corporation may be unable to seek out and consummate a transaction that constitutes the Corporation’s qualifying acquisition under Part X of the TSX Company Manual within the time period required by applicable securities laws and the TSX. See “Risks Associated with the Arrangement”.

What happens if the AQX Shareholders do not approve the DSU Plan Resolution, the RSU Plan Resolution and/or the Insider Subscriptions Resolution?

If the Corporation does not receive the required vote by AQX Shareholders in favour of the DSU Plan Resolution, the DSU Plan will not become effective. If the Corporation does not receive the required vote by AQX Shareholders related to the RSU Plan in favour of the RSU Plan Resolution, the Arrangement will not become effective (unless the applicable closing condition is waived). If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

About AQX Shares and Warrants

Will the AQX Shares continue to be listed on the TSX after the Arrangement?

Yes, it is a condition of closing that the Common Shares into which the AQX Shares will be converted are approved to be listed on the TSX.

I hold Alignvest Warrants. What will happen to my Warrants under the Arrangement?

Pursuant to their terms and in accordance with the terms and conditions of the Arrangement Agreement, all Alignvest Warrants outstanding immediately prior to the Arrangement will remain outstanding, unamended other than being deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share.

Tax Consequences to AQX Shareholders

What are the tax consequences of the Arrangement to me as an AQX Shareholder?

This Circular contains a summary of the principal Canadian and U.S. federal income tax considerations relevant to AQX Shareholders. Please see the discussions under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular AQX Shareholder. This summary is not exhaustive of all income tax considerations. Accordingly, AQX Shareholders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the AQX Shareholder.

Who to Call with Questions

Who can I contact if I have questions?

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call D.F. King at:

North American Toll Free Number: 1-800-332-6309
Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301
Email: inquiries@dfking.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176

TABLE OF CONTENTS

FREQUENTLY ASKED QUESTIONS	xv
About the Meeting	xv
About the Arrangement	xviii
About Approval of the Arrangement	xix
About AQX Shares and Warrants	xx
Tax Consequences to AQX Shareholders	xx
Who to Call with Questions	xxi
FORWARD-LOOKING STATEMENTS	2
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
GLOSSARY OF TERMS	4
SUMMARY	16
GENERAL PROXY INFORMATION	34
Solicitation of Proxies	34
Appointment and Revocation of Proxies	34
Voting of Proxies	35
Advice to Beneficial AQX Shareholders	35
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	38
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	38
THE ARRANGEMENT	39
Background to the Arrangement	39
AQX Fairness Opinion	43
Recommendation of the AQX Board	43
Reasons for the Recommendation of the AQX Board	44
Qualifying Acquisition Fair Market Value Threshold	47
Arrangement Steps	48
Founders	49
Shareholder Approval of the Arrangement and the Plan of the Arrangement	50
Court Approval and Completion of the Arrangement	50
Post-Arrangement Structure	51
The Arrangement Agreement	51
Interests of Certain Persons in the Arrangement	61
REDEMPTION RIGHTS	62
DSU PLAN	63
RSU PLAN	65
SUBSCRIPTIONS BY INSIDERS OF ALIGNVEST	68
PROCEDURE FOR THE EXCHANGE OF AQX SHARES	69
STOCK EXCHANGE LISTINGS	69
CANADIAN SECURITIES LAW MATTERS	69
UNITED STATES SECURITIES LAWS MATTERS	69
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	71
Taxation of Holders Resident in Canada	71
Taxation of Holders Not Resident in Canada	74
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	76
RISKS ASSOCIATED WITH THE ARRANGEMENT	86
INFORMATION CONCERNING THE CORPORATION	90

i

INFORMATION CONCERNING TRILOGY AND TIP INC.	90
CONTRACTUAL RIGHTS OF RESCISSION AND DAMAGES	90
OTHER BUSINESS	90
DOCUMENTS INCORPORATED BY REFERENCE	91
ADDITIONAL INFORMATION	91
CONSENT OF DELOITTE LLP	92
APPENDIX “A” – ARRANGEMENT RESOLUTION	A-1
APPENDIX “B” – PLAN OF ARRANGEMENT	B-1
APPENDIX “C” – FAIRNESS OPINION OF DELOITTE	C-1
APPENDIX “D” – INTERIM ORDER	D-1
APPENDIX “E” – NOTICE OF APPLICATION	E-1
APPENDIX “F” – PROSPECTUS	F-1
APPENDIX “G” – DSU PLAN RESOLUTION	G-1
APPENDIX “H” – DSU PLAN	H-1
APPENDIX “I” – RSU PLAN RESOLUTION	I-1
APPENDIX “J” – RSU PLAN	J-1
APPENDIX “K” – INSIDER SUBSCRIPTIONS RESOLUTION	K-1
APPENDIX “L” – COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND BCBCA	L-1

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MANAGEMENT INFORMATION CIRCULAR
(Containing information as at December 22, 2016, unless indicated otherwise)
(All dollar amounts herein are in U.S. dollars, unless indicated otherwise)

Introduction

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alignvest Acquisition Corporation (“AQX”, “Alignvest” or the “Corporation”) for use at the special meeting of the holders (collectively, the “AQX Shareholders”) of (i) Class A restricted voting shares (“Class A Restricted Voting Shares”) and (ii) Class B shares (“Class B Shares” and together with Class A Restricted Voting Shares, the “AQX Shares”) of the Corporation (and any adjournment(s) or postponement(s) thereof) scheduled to be held on January 24, 2017 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix “B”. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”.

The information concerning Trilogy International Partners LLC (“Trilogy”) and its subsidiaries contained in this Circular, including the appendices, has been provided by Trilogy for inclusion in this Circular. Although the Corporation has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Trilogy are untrue or incomplete, the Corporation assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Trilogy to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Corporation, except as expressly herein provided.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Circular.

THE SECURITIES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including the appendices hereto, are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the proposed Arrangement, the timing of the closing of the proposed Arrangement, the listing of the Common Shares on the TSX (as defined herein), information concerning Trilogy and the parties and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including the Corporation’s and Trilogy’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and Trilogy following the Arrangement. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By its nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to the following: (i) anticipated approval of the Arrangement by AQX Shareholders and the Court; (ii) completion and timing of the Arrangement; (iii) receipt and timing of required approvals and consents from third-parties to complete the Arrangement; (iv) satisfaction or waiver of closing conditions in accordance with the Arrangement Agreement; (v) expectation that no change or other circumstance will occur that could cause the termination of or a material change to the Arrangement Agreement; (vi) no unforeseen changes in legislative and operating frameworks for the business of Trilogy; (vii) general economic, industry and market segment conditions; (viii) changes in applicable environmental, taxation and other laws and regulations, as well as how such laws and regulations are interpreted and enforced; (ix) stock market volatility; (x) ability to obtain and maintain current and additional financings; (xi) the execution of strategic growth plans; (xii) the ability of Trilogy to continue to develop and grow; and (xiii) management’s success in anticipating and managing the foregoing factors, as well as the risks described under the heading “Risk Factors” in this Circular and in the Prospectus (as defined herein). In making these statements, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the telecommunications industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Although the forward-looking statements contained in this Circular are based upon what the Corporation and Trilogy management currently believes to be reasonable assumptions, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These forward-looking statements are made as of the date of this Circular and, other than as specifically required by law, neither the Corporation nor Trilogy assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

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This Circular and the accompanying Prospectus make reference to certain non-U.S. GAAP measures and wireless telecommunication industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of Trilogy’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of Trilogy’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of Trilogy include “Adjusted EBITDA”, “Adjusted EBITDA margin”, “CAPEX” and “consolidated equipment subsidy”. See “Description of the Business of TIP Inc. – Non-GAAP Reconciliation” and “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures” in the Prospectus for a definition and reconciliation of certain of the foregoing non-U.S. GAAP measures to their most directly comparable measures calculated in accordance with U.S. GAAP.

Alignvest and Trilogy believe that these non-U.S. GAAP financial measures and operating metrics provide meaningful supplemental information regarding Trilogy’s performance and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. These financial measures and operating metrics are intended to provide investors with supplemental measures of Trilogy’s operating performance and thus highlight trends in Trilogy’s core business that may not otherwise be apparent when solely relying on the U.S. GAAP measures. For a description of why these measures are presented and a definition of each measure, see the sections of the Prospectus entitled “Management’s Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures” and “Description of the Business of TIP Inc. – Non-GAAP Reconciliation”.

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REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical and pro forma consolidated financial statements of, and the summaries of historical financial information contained in the Prospectus attached to this Circular are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular, including the following Summary. These terms are not always used herein and may not conform to the defined terms used in schedules and appendices to this Circular.

“10% U.S. Shareholder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Effects of Code Section 367(b)”;

“2degrees” means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

“2degrees Options” means options to acquire 2degrees Shares;

“2degrees Participating Securityholder Consideration” means the consideration specified in the 2degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2degrees Participating Securityholders, including by way of transfer of some or all of the 2degrees Shares legally and/or beneficially held by each 2degrees Participating Securityholder to TINZ (or Alignvest) pursuant to the 2degrees Securities Purchase Agreements;

“2degrees Participating Securityholders” means holders of 2degrees Options exercised to acquire 2degrees Shares and/or holders of 2degrees Shares that have entered into the 2degrees Securities Purchase Agreements;

“2degrees Participating Securityholders Exchange” means the payment by the 2degrees Participating Securityholders to TINZ (or Alignvest) of the 2degrees Participating Securityholder Consideration and the issuance by TIP Inc. to the 2degrees Participating Securityholders of the number of Common Shares set out in the 2degrees Securities Purchase Agreements;

“2degrees Securities Purchase Agreements” means the agreements pursuant to which the 2degrees Participating Securityholders have agreed with Alignvest to exchange their 2degrees Shares for Common Shares;

“2degrees Shares” means the issued and outstanding shares of 2degrees;

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only that Party, any offer, proposal or inquiry (written or oral) from any person or group of persons or any Affiliate of any person acting jointly or in concert after the date of the Arrangement Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 5% or more of the consolidated assets or contributing 5% or more of the annual consolidated revenue of that Party or of 5% or more of the voting or equity securities of that Party (or rights or interests in such voting or equity securities); (ii) in the case of Alignvest, a purchase investment or other transaction that would constitute a “qualifying acquisition” within the meaning of Part X of the TSX Company Manual; (iii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning 10% or more of any class of voting or equity securities of that Party; (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party; (v) any other similar transaction or series of transactions involving that Party; or (vi) a material financing transaction;

“affiliate” has the meaning specified in National Instrument 45-106 — Prospectus Exemptions;

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“Alignvest”, “AQX” or “Corporation” means Alignvest Acquisition Corporation, a special purpose acquisition corporation incorporated under the laws of the Province of Ontario;

“Alignvest Additional Subscribers” means the investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Class B Shares and/or Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of C$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

“Alignvest Additional Subscription Agreements” means the subscription agreements between each of Alignvest on the one hand and the Alignvest Additional Subscribers on the other hand to be dated on or prior to the Effective Date;

“Alignvest Board” means the board of directors of Alignvest, as constituted from time to time;

“Alignvest Partners” means Alignvest Partners Master Fund LP;

“Alignvest Sponsor” or “AMC” means Alignvest Management Corporation, the sponsor of Alignvest;

“Alignvest Sponsor Equity Investment” means the subscription by Alignvest Partners for, and the issuance by Alignvest to Alignvest Partners of, the number of Alignvest Class B Shares and/or Common Shares in consideration of the payment by Alignvest Partners of the amount of approximately U.S.$21,200,000, pursuant to the Alignvest Sponsor Subscription Agreement, contemporaneously with or prior to the Effective Time, as set out in the Alignvest Sponsor Subscription Agreement;

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and Alignvest Partners, dated November 1, 2016;

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly incorporated under the laws of Delaware under the name “Trilogy International Partners Holdings (U.S.) Inc.”, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as TIP Inc. will have at the completion of the Plan of Arrangement;

“Alignvest U.S. Subsidiary Subscription” means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Class A Units and at a subscription price per Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$10,000 pursuant to the Alignvest U.S. Subsidiary Subscription Agreement;

“Alignvest U.S. Subsidiary Subscription Agreement” means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for new Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time;

“Alignvest Warrants” means the 13,402,688 share purchase warrants of Alignvest issued under the Warrant Agreement which, 30 days following the completion of the Arrangement, will each entitle the holder thereof to purchase one Common Share for aggregate consideration of C$11.50;

“All E&P Amount” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Effects of Code Section 367(b)”;

“Alltel” means Alltel Wireless Inc.;

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“AQX Board” and “AQX Board of Directors” means the board of directors of the Corporation as the same is constituted from time to time;

“AQX Board Recommendation” means the unanimous decision of the AQX Board that the Arrangement Resolution is in the best interests of AQX and fair to the AQX Shareholders and its recommendation that the AQX Shareholders vote in favour of the Arrangement Resolution;

“AQX Change in Recommendation” means that the AQX Board or any committee of the AQX Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification), the AQX Board Recommendation within five Business Days after having been requested in writing to do so by Trilogy;

“AQX Fairness Opinion” means an opinion of Deloitte that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares;

“AQX Founders” means, collectively, Alignvest Management Corporation, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker., as the collective holders of the Founders’ Shares;

“AQX Shareholders” means the registered or beneficial holders of the AQX Shares;

“AQX Shares” means, prior to the Effective Time, the Class A Restricted Voting Shares and the Class B Shares;

“Arrangement” means an arrangement under the provisions of section 182 of the OBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and Trilogy, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between Alignvest and Trilogy dated November 1, 2016, as amended on December 20, 2016, together with the schedules attached thereto, as further amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Subscription Consideration” means, without duplication, the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Class A Restricted Voting Shares, the subscription price for the Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions of Class A Restricted Voting Shares will not be included in the added amount in (i) nor the subtracted amount in (ii);

“Arrangement Class B Units” means, without duplication, the number of Class B Units equal to: (a) the number of AQX Shares outstanding immediately prior to the Effective Time, plus (b) the number of Common Shares to be issued on the closing of the Alignvest Sponsor Equity Investment, (c) the number of Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Class A Restricted Voting Shares;

“Arrangement Resolution” means the resolution of the AQX Shareholders approving the Arrangement (and other matters) as presented at the Meeting substantially in the form of Appendix “A” to this Circular;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably;

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“AT&T Wireless” means AT&T Wireless Services Inc.;

“Awarded DSUs” has the meaning ascribed to it under the heading “DSU Plan”;

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Seattle, Washington;

“Call Right” means the right of Trilogy contained in the LLC Agreement to deliver Common Shares to a holder of a Class C Unit on a redemption of their Class C Unit on the terms set out in the LLC Agreement;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Change of Control Event” has the meaning ascribed to it under the heading “DSU Plan”;

“Circular” means the notice of the Meeting and this management information circular, including all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Class A Restricted Voting Shares” means the Class A restricted voting shares in the capital of the Corporation, and in respect of which each Class A Restricted Voting Share (excluding, for greater certainty, the Class A Restricted Voting Shares that are validly deposited for redemption (and not withdrawn) by the AQX Shareholders in accordance with the share terms) shall each be automatically converted at the Effective Time, as part of the Arrangement and in accordance with the share terms, into one Class B Share and subsequently re-designated as one Common Share; and each, a “Class A Restricted Voting Share”;

“Class A Unit” means a class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the LLC Agreement;

“Class B Shares” means the Class B shares in the capital of the Corporation; and each, a “Class B Share”;

“Class B Unit” means a class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the LLC Agreement;

“Class C Unit” means a class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the LLC Agreement, and which, among other things, will include the Class C Unit Redemption Rights;

“Class C Unit Redemption Rights” means the redemption rights granted under the terms of the Class C Units issued pursuant to the LLC Agreement;

“Code” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“Committee” means the C&CG Committee of the TIP Inc. Board or such other committee of the TIP Inc. Board as may be designated by the TIP Inc. Board to administer the RSU Plan.

“Common Shares” means the Class B Shares, as re-designated under the Arrangement at the Effective Time as common shares in the capital of TIP Inc., having the terms and conditions set forth in Exhibit A to the Plan of Arrangement;

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“Consideration” means the consideration to be received by Participating Shareholders pursuant to the Plan of Arrangement in respect of each non-redeemed AQX Share that is issued and outstanding immediately prior to the Effective Time, comprising one (1) Common Share per AQX Share;

“Conversion” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to the Corporation”;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Deemed Dividend Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Effects of Code Section 367(b)”;

“Deloitte” means Deloitte LLP;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Distribution Date” has the meaning ascribed to it under the heading “DSU Plan”;

“DSU Account” means an account maintained for the a participant in the DSU Plan;

“DSU Plan” means the deferred share unit plan proposed to be adopted by TIP Inc., substantially in the form of Appendix “H” to this Circular;

“DSU Plan Resolution” means the resolution of the AQX Shareholders approving the DSU Plan as presented at the Meeting substantially in the form of Appendix “G” to this Circular;

“DSUs” means the deferred share units of TIP Inc.;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Equity Interests” means the issued and outstanding Common Shares and Class C Units;

“Escrow Account” means the escrow account of the Corporation established and maintained by the Escrow Agent, which holds in escrow the gross proceeds of the initial public offering of the Class A Restricted Voting Shares and the associated Alignvest Warrants;

“Escrow Agent” means TSX Trust Company of Canada, and its successors and permitted assigns;

“Escrow Agreement” means the escrow agreement among Alignvest, the Escrow Agent, TD Securities Inc. and Cantor Fitzgerald & Co., dated June 24, 2015;

“Excess DSUs” has the meaning ascribed to it under the heading “DSU Plan”;

“Expenses” means all Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under the Arrangement Agreement, together with a reasonable reserve for future expenses and disbursements (not to exceed $3,000,000);

“FATCA” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Tax Consequences to Non-U.S. Holders of Holding and Disposing Common Shares – Foreign Account Tax Compliance Act”;

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“Fifth Amended and Restated Trilogy LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of Trilogy, dated as of December 30, 2010, as amended;

“Final Order” means the final order of the Court pursuant to section 182 of the OBCA in a form acceptable to the Corporation and Trilogy, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and Trilogy, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and Trilogy, each acting reasonably) on appeal;

“Founders’ Shares” means the 6,701,343 Class B Shares (which excludes 930,376 Class B Shares purchased under the AQX initial public offering and 1 Class B Share issued to AMC upon incorporation of AQX) held by the AQX Founders, which will become Common Shares following the Effective Time;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“lFRS” means generally accepted accounting principles as set-out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Insider Subscriptions Resolution” means the resolution of disinterested AQX Shareholders approving the potential issuance by Alignvest to insiders of Alignvest of Class B Shares exceeding 10% of the issued and outstanding AQX Shares, substantially in the form of Appendix “K” to this Circular;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and Trilogy, each acting reasonably;

“IRS” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“Law” means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lead Underwriters” had the meaning ascribed to it under the heading “The Arrangement – Founders”;

“LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among Trilogy and its members on the Effective Date;

“Lock-up Agreements” means, collectively: (a) the lock-up agreements entered into between Alignvest and each of SG Enterprises II, LLC and Brad J. Horwitz dated on or before the Effective Date pursuant to which each of SG Enterprises and Brad J. Horwitz have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of the AQX Shares that may be issued, at the option of Trilogy, upon redemption of their Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of the AQX Shares that may be issued, at the option of Trilogy, upon redemption of their Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 24 months from the Effective Time, on the terms of such lock-up agreements; (b) the lock-up agreements entered into between Alignvest and each of the holders of the Alignvest Class B Shares dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of their AQX Shares and Alignvest Warrants for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of their AQX Shares and Alignvest Warrants for a period of 24 months from the Effective Time, on the terms of such lock-up agreements; (c) the lock-up agreements entered into between Alignvest and each of Erik Mickels, Scott Morris and Andrew Davies (the “Trilogy Executives”) dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the AQX Shares that may be issued, at the option of Trilogy, upon redemption of their Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time, on the terms of such lock-up agreements; and (d) the lock-up agreements, if any, entered into between Alignvest and each of the 2degrees Participating Securityholders and the holders of TINZ Unit dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the AQX Shares to be received by them under the Arrangement for a period of 180 days from the Effective Time, on the terms of such lock-up agreements.;

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“Mark-to-Market Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition, prospects or results of operations of that Party and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by the Arrangement Agreement by the Outside Date, other than changes, events, occurrences, statements of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States as well as, with respect to Trilogy, New Zealand or Bolivia;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada or the United States;

(c)	any climatic or other natural events or conditions (including drought, and other weather conditions and any natural disaster);

(d)	any change or proposed change in Law, IFRS, U.S. GAAP or accounting rules or the interpretation thereof applicable to the industries or markets in which such Party operates;

(e)	any change affecting the industries or markets in which such Party operates;

(f)

with respect to Trilogy, any failure of Trilogy and its subsidiaries to meet any estimates or projections, whether published, internally prepared, made available to Alignvest or otherwise, of revenues, earnings or other financial projections, performance measures or operating statistics (it being understood that the causes underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred unless they relate to clauses (a) through (e) above or clauses (g) through (i) below);

(g)

the announcement of the execution of the Arrangement Agreement or the pending consummation of the Arrangement Agreement or the ancillary agreements or other transactions contemplated by the Arrangement Agreement, the Arrangement or the ancillary agreements;

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(h)

compliance with the terms of, and taking any actions required by, the Arrangement Agreement, or the Arrangement or ancillary agreements, or taking or not taking any action at the request of, or with the consent of, the other Party to the Arrangement Agreement; and

(i)	acts or omissions of the other Party or its subsidiaries after the date of the Arrangement Agreement;

provided, however, that with respect to clauses (a), (b), (c), and (e), such matters do not have a materially disproportionate effect on such Party as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates;

“Material Contract” has the meaning attributed to such term in the Arrangement Agreement;

“Material Subsidiaries” means collectively, 2Degrees and NuevaTel and Trilogy International Radio Spectrum LLC;

“McCaw Cellular” means McCaw Cellular Communications, Inc.;

“Meeting” means the special meeting of AQX Shareholders, including any adjournment(s) or postponement(s) of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other proper purpose as may be set out in the Circular;

“Minimum Cash Amount” means a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses) that Alignvest shall have available immediately prior to the Effective Time including: (a) money in the Escrow Account; (b) the amount received by Alignvest from the Alignvest Additional Subscriptions; and (c) the amount received by Alignvest from the Alignvest Sponsor Equity Investment, but after applicable redemptions of Class A Restricted Voting Shares for which notices of redemption have been provided and not withdrawn; which will be available for the purposes of the Arrangement Subscription Consideration and the indirect subscription of the Class A Units; provided that in the event that this minimum cash requirement is not met due to excessive redemptions of Class A Restricted Voting Shares, each of Alignvest and Trilogy agrees to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest’s cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement;

“NuevaTel” means Empresa de Telcomunicaciones NuevaTel (PCS de Bolivia) S.A., a corporation existing under the laws of Bolivia and a subsidiary of Trilogy;

“Non-Electing Shareholder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Non-U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, and is taken in the ordinary course of the normal day-to-day operations of the business of such Party and in the case of Trilogy and its subsidiaries, is deemed to include any pre-existing arrangements in respect of the factoring of retail and business receivables;

“OSC” means the Ontario Securities Commission;

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“Outside Date” means March 10, 2017 or such later date as may be agreed to in writing by the Parties;

“Participating Insiders” means, collectively, Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman and Alignvest Partners Master Fund LP, each of which is an insider of Alignvest (as defined in the Securities Act) and has subscribed for Class B Shares in connection with the Arrangement;

“Participating Shareholder” means an AQX Shareholder, other than a Redeeming Shareholder;

“Parties” means the Corporation and Trilogy and “Party” means any one of them;

“person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Appendix “A” of this Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order, with the prior written consent of the Corporation and Trilogy, each acting reasonably;

“Prospectus” means the (final) non-offering prospectus of the Corporation dated December 20, 2016 in the form of Appendix “F” to this Circular;

“QEF” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“QEF Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations”;

“Recapitalization” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of Class A Restricted Voting Shares to Class B Shares – Passive Foreign Investment Company Considerations”;

“Record Date” means December 20, 2016;

“Redeeming Shareholder” means an AQX Shareholder who has validly elected to redeem his, her or its Class A Restricted Voting Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

“Redemption Deposit Deadline” means 5:00 p.m. (Toronto time) on January 19, 2017, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the third Business Day before the time for holding the adjourned or postponed meeting;

“Redemption Replacement Amount” means an amount equal to the aggregate number of Class A Restricted Voting Shares, if any, in respect of which redemption rights have been exercised and not withdrawn, multiplied by C$10.00;

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“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

“Required Approval” means, with respect to the Arrangement Resolution, a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares;

“Rogers” means Rogers Communications Inc.;

“RSU Plan” means the restricted share unit plan proposed to be adopted by TIP Inc., substantially in the form of Appendix “J” to this Circular;

“RSU Plan Resolution” means the resolution of the AQX Shareholders approving the RSU Plan as presented at the Meeting substantially in the form of Appendix “I” to this Circular;

“RSUs” means the restricted share units of TIP Inc.;

“Section 367(b) Notice” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences – Tax Treatment of the Arrangement to U.S. Holders – Conversion of the Corporation into a U.S. Domestic Corporation – Required Notices under Code Section 367(b)”;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the OSC and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission;

“Securities Laws” means the Securities Act and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, as well as applicable rules, regulations, by-laws as now in effect and as they may be promulgated or amended from time to time;

“Separation Date” means the date on which a participant of the DSU Plan ceases service as a director of TIP Inc.;

“SG Enterprises Investor Rights Agreement” means the investor rights agreement to be entered into between Alignvest and SG Enterprises II, LLC containing certain AQX Board nomination rights;

“Special Voting Share” means the special voting share in the capital of TIP Inc.;

“Sponsor Investor Rights Agreement” means the investor rights agreement to be entered into between Alignvest and the Alignvest Sponsor containing certain AQX Board nomination rights;

“subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;

“T-Mobile USA” means T-Mobile USA Inc.;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, including regulations thereunder;

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

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“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“TINZ” means Trilogy International New Zealand LLC, a Delaware limited liability company;

“TINZ LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of TINZ to be entered into by TINZ and Trilogy International South Pacific LLC, in the form agreed to by Alignvest and Trilogy, each acting reasonably;

“TINZ Participating Unit Holder Consideration” means the TINZ Units transferred to TIP Inc. by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to TIP Inc.;

“TINZ Participating Unit Holders” means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

“TINZ Participating Unit Holders Exchange” means the payment by the TINZ Participating Unit Holders to Alignvest of the TINZ Participating Unit Holders Consideration and the issuance by TIP Inc. to the TINZ Participating Unit Holders of Common Shares;

“TINZ Units” means the units in TINZ;

“TIP Inc.” means Alignvest, after giving effect to the Arrangement, which entity shall be renamed “Trilogy International Partners Inc.”;

“TIP Inc. Board” means the board of directors of TIP Inc.;

“Transfer Agent” means TSX Trust Company, at its principal offices in Toronto, Ontario;

“Trilogy Board” means the management committee of Trilogy, as constituted from time to time;

“Trilogy Founders” means, collectively, John W. Stanton, Brad J. Horwitz and Theresa E. Gillespie;

“Trilogy Group Companies” means, collectively, Trilogy, the Material Subsidiaries and Two Degrees New Zealand Limited (formerly Snap Limited);

“Trilogy Reorganization Transaction” means the reorganization and recapitalization of Trilogy in accordance with the Fifth Amended and Restated LLC Agreement to create and issue the new Class A Units, Class B Units and Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the LLC Agreement;

“Trilogy Unit Holder Approval” means the approval of the Trilogy Unit Holders in accordance with the terms of the Fifth Amended and Restated Trilogy LLC Agreement, authorizing Trilogy to enter into and perform its obligations under the Arrangement Agreement, to consummate the Arrangement and to consummate the Trilogy Reorganization Transaction;

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“Trilogy Voting Agreements” means the voting agreements (including all amendments thereto) between Trilogy and the holders of Class B Shares setting forth the terms and conditions upon which they have agreed, among other things, to vote their AQX Shares in favour of the Arrangement Resolution;

“Trilogy Warrant Rights” means the right of TIP Inc. to purchase a number of Class B Units equal to the number of Common Shares issuable on the exercise of the Alignvest Warrants for the amount of the net consideration received by TIP Inc. pursuant to the exercise of such Alignvest Warrants;

“Trustee” means TSX Trust Company;

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consequences”;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Verizon” means Verizon Communications Inc.;

“Voting Trust Agreement” means an agreement to be made between TIP Inc., Trilogy and the Trustee substantially in the form and substance of Schedule G of the Arrangement Agreement, with such changes thereto as Alignvest and Trilogy, acting reasonably, may agree;

“Western Wireless” means Western Wireless Corporation; and

“Western Wireless International” means Western Wireless International Corporation.

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SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto contained elsewhere in this Circular and the attached Appendices all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms appearing elsewhere in this Circular. All dollar amounts refer to U.S. dollars unless indicated otherwise.

Introduction by Alignvest’s CEO

It is my pleasure to extend to you, on behalf of the board of directors (the “AQX Board”) of Alignvest Acquisition Corporation (“Alignvest” or “AQX”), an invitation to attend a special meeting of shareholders (“AQX Shareholders”) of Class A restricted voting shares (the “Class A Restricted Voting Shares”) and Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) in the capital of AQX scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, on January 24, 2017 at 10:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, you will be asked to consider and, if thought advisable, approve:

(a)

a resolution (the “Arrangement Resolution”) with respect to an arrangement pursuant to section 182 of the Business Corporations Act (Ontario) (the “Arrangement”) involving, among other things, the acquisition by AQX, directly or indirectly, of all of the voting interest, and a significant economic equity interest, in Trilogy International Partners LLC (“Trilogy”). The Arrangement is intended to constitute AQX’s “qualifying acquisition” in accordance with the rules of the Toronto Stock Exchange. Under the Arrangement, as more particularly described in the accompanying management proxy circular (the “Circular”), among other things:

(i)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(ii)

each Class A Restricted Voting Share held legally and/or beneficially by a non-redeeming AQX Shareholder outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall be converted into one (1) Class B Share;

(iii)

subscriptions from third party investors for Class B Shares and/or Common Shares (as defined below) in an amount of up to U.S.$75 million plus an amount equal to: (A) the number of Class A Restricted Voting Shares (if any) in respect of which redemption rights have been exercised and not withdrawn, times (B) C$10 (the “Alignvest Additional Subscriptions”), shall become effective;

(iv)

the subscription by Alignvest Partners Master Fund LP for, and the issuance by Alignvest of, approximately U.S.$21.2 million of Class B Shares and/or Class A Restricted Voting Shares and/or Common Shares (the “Alignvest Sponsor Equity Investment”) shall become effective;

(v)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create a special voting share (the “Special Voting Share”) and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.” (“TIP Inc.”);

(vi)

the Special Voting Share shall be issued to and deposited with TSX Trust Company of Canada (the “Trustee”) pursuant to the voting trust agreement to be entered into among TIP Inc., Trilogy and the Trustee;

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(vii)	TIP Inc. will subscribe for, and Trilogy will issue to TIP Inc., class B units of Trilogy and warrant rights to purchase class B units of Trilogy;

(viii)	holders of units of Trilogy International New Zealand LLC (“TINZ”) other than Trilogy International South Pacific LLC shall transfer their units in TINZ to TIP Inc. in exchange for Common Shares;

(ix)	participating holders of shares and/or options exercised to acquire shares in Two Degrees Mobile Limited (“2degrees”) shall exchange their shares in 2degrees for Common Shares;

(x)

the terms of the existing 13,402,688 share purchase warrants of Alignvest (the “Alignvest Warrants”) shall deemed to be amended to be share purchase warrants to acquire common shares of TIP Inc. (“Common Shares”) following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended;

(xi)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(xii)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia;

(b)

in accordance with Subsections 611(c) and/or 607(g)(i) of the TSX Company Manual, the issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding AQX Shares) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions, of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly);

(c)

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a deferred share unit plan (the “DSU Plan”), a copy of which plan is set out in Appendix “H” to the Circular, and as more particularly described in the Circular (the “DSU Plan Resolution”);

(d)

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a restricted share unit plan (the “RSU Plan”), a copy of which plan is set out in Appendix “J” to the Circular, and as more particularly described in the Circular (the “RSU Plan Resolution”); and

(e)

conditional upon the approval of the Arrangement Resolution, in accordance with Subsections 604(a) and/or 607(g)(ii) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders other than those AQX Shareholders who are Participating Insiders, authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act) (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the “Insider Subscriptions Resolution”).

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To be effective, the Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolutions must each be approved by a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution), unless waived, is required for the completion of the Arrangement.

To be effective, the Insider Subscriptions Resolution must be approved by a majority of the votes cast by holders of AQX Shares present in person or represented by proxy at the Meeting, other than those holders of AQX Shares who are Participating Insiders.

If the Arrangement Resolution is approved, AQX intends to make an application to the Ontario Superior Court of Justice (Commercial List) for final approval of the Arrangement, where the Court is expected to consider, among other things, the fairness of the Arrangement to AQX Shareholders.

All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP), have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well, as more particularly described in the Circular. Certain Trilogy executives and other investors have agreed to a lock-up of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement.

Deloitte LLP (“Deloitte”), the financial advisor to AQX, has delivered a fairness opinion to the AQX board that, based upon and subject to the assumptions, limitations and qualifications set forth therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

AFTER CAREFUL CONSIDERATION, AND CONSULTATION WITH ITS FINANCIAL AND LEGAL ADVISORS, THE AQX BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION, THE DSU PLAN RESOLUTION, THE RSU PLAN RESOLUTION AND THE INSIDER SUBSCRIPTIONS RESOLUTION.

In making its recommendation, the AQX Board considered a number of factors as described in the Circular under the heading “The Arrangement — Reasons for the Recommendation of the AQX Board”.

This is an important matter affecting the future of AQX and your vote is important, regardless of the number of AQX Shares you own. A registered AQX Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered AQX Shareholder and you are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed form of proxy or, alternatively, by telephone, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting in person if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of AQX’s transfer agent, TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by fax to 416-595-9593 by 10:00 a.m. (Toronto time) on January 20, 2016 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a shareholder.

If you are not registered as the holder of your AQX Shares but hold your AQX Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your AQX Shares. See the section in the accompanying Circular entitled “General Proxy Information — Advice to Beneficial AQX Shareholders” for further information on how to vote your AQX Shares.

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IN CONNECTION WITH THE ARRANGEMENT, HOLDERS OF CLASS A RESTRICTED VOTING SHARES HAVE THE RIGHT TO REDEEM ALL OR A PORTION OF THEIR CLASS A RESTRICTED VOTING SHARES IN ACCORDANCE WITH THEIR TERMS, PROVIDED THAT THEY DEPOSIT (OR IN THE CASE OF NON-REGISTERED SHAREHOLDERS, INSTRUCT THE APPLICABLE CDS PARTICIPANT TO CAUSE CDS TO DEPOSIT) THEIR SHARES FOR REDEMPTION PRIOR 5:00 P.M. (TORONTO TIME) ON JANUARY 19, 2017, OR IF THE MEETING IS ADJOURNED OR POSTPONED, PRIOR TO 5:00 P.M. (TORONTO TIME) ON THE THIRD BUSINESS DAY BEFORE THE DATE OF THE ADJOURNED OR POSTPONED MEETING.

NOTWITHSTANDING THE FOREGOING REDEMPTION RIGHT, NO HOLDER OF CLASS A RESTRICTED VOTING SHARES, TOGETHER WITH ANY AFFILIATE OF SUCH HOLDER OR ANY OTHER PERSON WITH WHOM SUCH HOLDER OR AFFILIATE IS ACTING JOINTLY OR IN CONCERT, IS PERMITTED TO REDEEM MORE THAN AN AGGREGATE OF 15% OF THE NUMBER OF ISSUED AND OUTSTANDING CLASS A RESTRICTED VOTING SHARES.

A NON-REGISTERED HOLDER OF CLASS A RESTRICTED VOTING SHARES WHO DESIRES TO EXERCISE ITS REDEMPTION RIGHTS IN CONNECTION WITH THE ARRANGEMENT MUST DO SO BY CAUSING A PARTICIPANT (A “CDS PARTICIPANT”) IN THE DEPOSITORY, TRADING, CLEARING AND SETTLEMENT SYSTEMS ADMINISTERED BY CDS TO DELIVER TO CDS (AT ITS OFFICE IN THE CITY OF TORONTO) ON BEHALF OF THE OWNER A WRITTEN NOTICE (THE “REDEMPTION NOTICE”) OF THE OWNER’S INTENTION TO REDEEM CLASS A RESTRICTED VOTING SHARES IN CONNECTION WITH THE ARRANGEMENT. A NON-REGISTERED HOLDER OF CLASS A RESTRICTED VOTING SHARES WHO DESIRES TO REDEEM CLASS A RESTRICTED VOTING SHARES SHOULD ENSURE THAT THE CDS PARTICIPANT IS PROVIDED WITH NOTICE OF HIS OR HER INTENTION TO EXERCISE HIS OR HER REDEMPTION PRIVILEGE SUFFICIENTLY IN ADVANCE OF THE NOTICE DATE DESCRIBED ABOVE SO AS TO PERMIT THE CDS PARTICIPANT TO DELIVER NOTICE TO CDS AND SO AS TO PERMIT CDS TO DELIVER NOTICE TO THE CORPORATION’S TRANSFER AGENT IN ADVANCE OF THE REQUIRED TIME. THE FORM OF REDEMPTION NOTICE WILL BE AVAILABLE FROM A CDS PARTICIPANT OR THE CORPORATION’S TRANSFER AGENT.

UPON CLOSING OF THE ARRANGEMENT, HOLDERS OF CLASS A RESTRICTED VOTING SHARES THAT HAVE BEEN DEPOSITED FOR REDEMPTION WILL, SUBJECT TO APPLICABLE LAW, BE ENTITLED TO RECEIVE AN AMOUNT PER CLASS A RESTRICTED VOTING SHARE SO DEPOSITED, PAYABLE IN CASH, EQUAL TO THE PER CLASS A RESTRICTED VOTING SHARE AMOUNT ON DEPOSIT IN AQX’S ESCROW ACCOUNT AT THE TIME OF THE MEETING, INCLUDING INTEREST AND OTHER AMOUNTS EARNED THEREON (NET OF APPLICABLE TAXES PAYABLE BY AQX ON SUCH INTEREST AND OTHER AMOUNTS EARNED IN AQX’S ESCROW ACCOUNT (BUT WHICH WILL NOT INCLUDE ANY TAX OF AQX UNDER PART VI.1 OF THE TAX ACT), AND NET OF ACTUAL AND EXPECTED DIRECT EXPENSES RELATED TO THE REDEMPTION). THE REDEMPTION PRICE PER CLASS A RESTRICTED VOTING SHARE IS EXPECTED TO BE APPROXIMATELY C$10.05. THERE WILL BE NO REDUCTION FOR THE DEFERRED UNDERWRITING COMMISSIONS PER CLASS A RESTRICTED VOTING SHARE PAYABLE ON CLOSING FROM THE AMOUNTS HELD IN ESCROW.

HOLDERS OF CLASS A RESTRICTED VOTING SHARES MAY ELECT TO REDEEM THEIR CLASS A RESTRICTED VOTING SHARES IRRESPECTIVE OF WHETHER THEY VOTE FOR OR AGAINST, OR DO NOT VOTE ON, THE ARRANGEMENT. HOLDERS OF AQX SHARES WILL NOT BE OFFERED THE RIGHT TO DISSENT WITH RESPECT TO THE ARRANGEMENT RESOLUTION, THE DSU RESOLUTION OR THE RSU PLAN RESOLUTION.

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In order to receive Common Shares, registered shareholders should complete and return the certificate(s) representing their AQX Shares and any other required documents and instruments to the Corporation for the Arrangement.

The Circular, including the appendices thereto, contains a detailed description of the Arrangement and other information relating to AQX and Trilogy. We urge you to consider carefully all of the information in the Circular. AQX Shareholders that have any questions or need additional information with respect to the voting of their AQX Shares should consult their financial, legal, tax or other professional advisor, or contact Alignvest’s proxy solicitation agent, D.F. King Canada, toll free at 1-800-332-6309 (1-201-806-7301 by collect call) or by email at inquiries@dfking.com.

On behalf of AQX, I would like to thank all of our securityholders for their ongoing support as we prepare to undertake our qualifying acquisition.

Yours very truly,

(signed) “Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director

The Meeting

The Meeting is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, on January 24, 2017 at 10:00 a.m. (Toronto time).

Record Date

Only AQX Shareholders of record at 5:00 p.m. (Toronto time) on December 20, 2016 will be entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof.

Purpose of the Meeting

At the Meeting, AQX Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement. The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. If so approved, the AQX Shareholders will be asked to consider and, if deemed advisable, to pass the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution. The full texts of the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution are set out in Appendices “G”, “I” and “K”, respectively, to this Circular.

The Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution will require the affirmative vote of a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

The Insider Subscriptions Resolution will require the affirmative vote of a simple majority of the votes cast by holders of AQX Shares present in person or represented by proxy at the Meeting, other than those holders of AQX Shares who are Participating Insiders.

See “The Arrangement — Shareholder Approval of the Arrangement and the Plan of Arrangement”, “DSU Plan” and “RSU Plan”.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement.

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If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

The Arrangement

Under the terms of the Arrangement, among other things:

(a)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(b)	each Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Class B Share;

(c)	the Alignvest Additional Subscriptions shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create the Special Voting Share and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall be deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(g)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)	Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share;

(i)	the TINZ Participating Unit Holders Exchange shall become effective;

(j)	the 2degrees Participating Securityholder Exchange shall become effective;

(k)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(l)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia.

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Upon completion of the Arrangement, AQX will own a significant equity interest (which interest is expected to be approximately 56.1% should there be no redemption of Class A Restricted Voting Shares by Redeeming Shareholders) and a 100% voting interest in Trilogy.

The Companies

Alignvest Acquisition Corporation

The Corporation is a special purpose acquisition corporation incorporated under the OBCA on May 11, 2015 and completed its initial public offering on June 24, 2015, pursuant to which it raised gross proceeds of C$258,750,000, including C$33,750,000 from the subsequent exercise by the underwriters of their over-allotment option for the offering, and commenced trading on the TSX. Its head and registered office is located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario M5X 1C7. As a special purpose acquisition vehicle, the Corporation’s objective is to execute a qualifying acquisition, the terms of which are determined by it to be favourable and provided that the target businesses or assets have a fair market value of at least 80% of the assets held in the Escrow Account (excluding the deferred underwriting commissions and taxes payable on interest and other amounts earned on the escrowed funds). The transactions described in this Circular and the Arrangement Resolution, which the AQX Shareholders will vote upon at the Meeting, constitutes the Corporation’s qualifying acquisition. The Corporation’s Class A Restricted Voting Shares and Alignvest Warrants are listed on the TSX under the trading symbol “AQX.A” and “AQX.WT”, respectively. See “Information Concerning the Corporation”.

Trilogy International Partners LLC

Trilogy is a holding company formed under the laws of the State of Washington on November 21, 2005. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including: Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G). If the Arrangement is approved and consummated, the business of Trilogy will become the business of TIP Inc. See “Information Concerning Trilogy and TIP Inc.”.

Background to the Arrangement

Prior to reaching an Arrangement with Trilogy, Alignvest considered and conducted analysis of over 400 potential qualifying acquisitions across various industries. Alignvest progressed discussions with high potential targets at various times, signing approximately 40 non-disclosure agreements throughout the process, and subsequently engaged in detailed due diligence and negotiations, which resulted in the submission of approximately 13 expressions of interest to select high potential targets. Alignvest did not enter into a definitive agreement with any potential target businesses, other than Trilogy, given that Alignvest believes the Agreement with Trilogy is the superior alternative.

AMC was first introduced to Trilogy and 2degrees in mid-2014. AMC conducted significant diligence on 2degrees. The AMC team, including Nadir Mohamed, conducted diligence on 2degrees’ business plan and attempted to ascertain fundamental value.

Over the following two years, Alignvest had the opportunity to complete fulsome due diligence of Trilogy, its management team, and the company’s underlying assets. AQX and Trilogy entered into a non-disclosure agreement on December 22, 2015, and engaged in preliminary diligence and letter of intent (“LOI”) negotiation throughout the first and second quarters of 2016. AQX subsequently signed an LOI and entered into exclusivity with Trilogy on July 22, 2016 to conduct extended due diligence and to negotiate documentation. AQX and Trilogy extended exclusivity six separate times after the initial execution of the LOI in order to complete due diligence and documentation, and reached the Agreement on November 1, 2016.

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As part of its due diligence process, the AQX team and its advisors travelled to New Zealand the week of July 25, 2016 and to Bolivia the week of August 8, 2016 to evaluate Trilogy’s operating assets. Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), were all heavily involved in diligence calls and meetings with management and advisors.

To complement AQX’s deep telecommunications expertise, AQX engaged a number of advisors to assist on business diligence, accounting diligence, tax diligence, legal diligence, and transaction structuring including a “big four” accounting firm, Aetha Consulting, Stikeman Elliott, Globalive Capital, Cantor Fitzgerald, and Credit Suisse.

See “The Arrangement - Background to the Arrangement” for additional information.

AQX Fairness Opinion

The AQX Board received a draft of the AQX Fairness Opinion and a presentation from Deloitte on December 19, 2016, which provided financial advice. Subsequently, Deloitte delivered a written copy of the AQX Fairness Opinion which concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares. The AQX Fairness Opinion is attached to this Circular as Appendix “C”. The Corporation encourages you to read this opinion in its entirety. See “The Arrangement — Fairness Opinion”.

The AQX Fairness Opinion is not a recommendation as to how any AQX Shareholder should vote with respect to the Arrangement Resolution or any other matter, or as to whether or not to redeem any Class A Restricted Voting Shares.

Recommendation of the AQX Board

The AQX Board has unanimously determined that the Arrangement is in the best interests of the Corporation and has unanimously determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders. Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution. See “The Arrangement - Recommendation of the AQX Board”.

In addition, the Arrangement was unanimously approved by all directors not related to the Arrangement.

Reasons for the Recommendation of the AQX Board

In addition to the receipt of advice and assistance from AQX’s financial advisors and legal counsel, the AQX Board carefully evaluated the terms of the proposed Arrangement and the Plan of Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of the Corporation; (ii) determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders; (iii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iv) resolved to recommend that AQX Shareholders vote in favour of the Arrangement Resolution.

In reaching these determinations and approvals, the AQX Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  Strong competitive position within attractive industry. Trilogy’s operating subsidiaries, 2degrees in New Zealand and NuevaTel in Bolivia, each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each subsidiary operates in a stable three player market; has meaningful market share; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.

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  Strong, experienced, and well-aligned management teams. The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom AG for $34 billion and today continues to operate as T-Mobile USA. The management team is rolling 100% of their equity interest in the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz and Alignvest Management Corporation (as well as the Alignvest Partners) have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time.

  Strong cash flow generation potential. Trilogy’s operating assets have significant momentum and cash flow potential. Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the- ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flow and will continue to benefit from an LTE-expanded and upgraded network. With respect to NuevaTel, the company has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially, distributing cumulative gross dividends of $244 million to its shareholders since 2008. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst the existing subscriber base, and (iii) continuing its LTE overlay expansion.

  Attractive return on investment relative to risk profile. Trilogy represents an opportunity to invest in a high growth, stable business at an attractive valuation. The Company’s projected growth eclipses that of its relevant Canadian, LatAm, and Australian / New Zealand telecommunication peers with projected 2015 through 2017 compounded annual Service Revenue and Adjusted EBITDA growth of 11% and 15%, respectively, compared to the next highest peer group (Australia / New Zealand) at 2.5% and 5.6%, respectively. Despite this significantly greater growth potential, investors have the opportunity to invest in Trilogy at 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s relevant peer group given Trilogy’s growth profile.

  Refer to “Forward-Looking Statements” in this Circular and “Non-GAAP Reconciliation” in the Prospectus attached to the Circular as Appendix “F”.

  Strong public market support. Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. Prior to announcing the transaction, Alignvest confidentially approached nine investors to assess the market’s response to our proposed acquisition and to potentially receive incremental capital in the form of a private placement. The response was extremely positive, with two of our original investors agreeing to invest an additional U.S.$18 million at the C$10.00 IPO price, terms that are accretive for IPO investors who bought at C$10.00 and received a half warrant. This investment brings the total additional commitments for this transaction to approximately U.S.$63.2 million (including approximately U.S.$21.2 million from Alignvest’s sponsor), which we believe significantly reduces our redemption risk. As further proof of strong public market support for our acquisition of Trilogy, Alignvest’s Class A Restricted Voting Shares and Alignvest Warrants have traded positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

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  Ability for Alignvest to add value. Alignvest’s partners, Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Trilogy International Partners Inc., with Nadir Mohamed serving as Lead Director.

  Optimized capital structure leading to improved performance. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy’s long-term ability to grow its operating businesses. Following the transaction, Trilogy intends to use the proceeds from the Arrangement to significantly reduce net leverage. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy’s overall borrowing costs can be significantly reduced. This improved, pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures and improved working capital management, while also allowing the broader platform to execute on its M&A strategy.

  Opportunities for platform growth through acquisitions. Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the 2015 Snap acquisition in New Zealand that added broadband capabilities. These transactions are intended to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to seek to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent (or new) capital investments, (vii) ownership of their own infrastructure, and/or (viii) ample spectrum positions.

  Favourable transaction dynamic. The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise. Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

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  Benefit from being a public company in Canada. Trilogy will benefit from a Canadian listing on the TSX for a number of reasons. First, the listing will provide Trilogy with access to Canadian and international capital on an exchange where the telecommunication sector represents a greater focus relative to U.S. weightings. Over 40% of trading on the TSX comes from outside of Canada, given the significant institutional and retail investors around the world who invest through the TSX, including from the U.S., Europe and other foreign countries. Second, the costs of listing, and maintaining a listing, on the TSX are significantly lower relative to a public listing in the U.S., and take significantly less time than a comparable process in the U.S. Third, medium-sized companies, like Trilogy, have greater importance on the TSX and tend to receive greater market attention, investor demand, research coverage, and share liquidity in than they do in the U.S. Almost 90% of the TSX by market value is comprised of companies below C$2 billion. Finally, the TSX presents a much more favorable regulatory environment relative to the U.S., which has a history of being significantly more litigious.

In making its recommendation to AQX Shareholders, the AQX Board also considered a number of elements of the transaction that provide protection to AQX Shareholders, including the following:

  AQX Fairness Opinion. The AQX Fairness Opinion concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

  Shareholder Approval. The Arrangement must be approved by a majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

  Court Approval. The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement.

  Redemption Rights. Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Holders of Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the Arrangement. See “Redemption Rights”.

See “The Arrangement - Reasons for the Recommendation of the AQX Board”.

In the course of their deliberations, the AQX Board also identified and considered a variety of risks, including:

  Risks of the Business being Acquired. The risks faced by Trilogy and, upon completion of the Arrangement, to be faced by TIP Inc. with respect to their respective affairs, business and operations and future prospects.

  Risks if Arrangement is not Completed. The risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the inability to pursue other opportunities as a result.

  The Arrangement Agreement may be Terminated in Certain Circumstances. Each of the Corporation and Trilogy has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Trilogy before the completion of the Arrangement.

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  No Certainty that All Conditions Precedent to the Arrangement will be Satisfied. The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including approval of the Arrangement Resolution and the Final Order and the minimum cash requirement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Class A Restricted Voting Shares and Alignvest Warrants may decline. If the Arrangement is not completed and the AQX Board decides to seek another transaction, there can be no assurance that it will be able to find another attractive qualifying acquisition. Further, in the event that holders of Class A Restricted Voting Shares elect to redeem all or a portion of their Class A Restricted Voting Shares and such number of redemptions cause the Corporation to fail to meet the minimum cash requirement of U.S.$135,000,000 and the Corporation and Trilogy are unable to obtain additional equity or debt financing sufficient to restore the Corporation’s cash level to meet its minimum cash requirement or make other adjustments, the Corporation may not complete the Arrangement.

See “Risks Associated with the Arrangement”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken in order for the Arrangement to become effective at the Effective Time, if all conditions to the implementation of the Arrangement have been satisfied or waived:

(a)

any Class A Restricted Voting Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)	each Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i) the Class B Shares shall be re-designated from “Class B Shares” to “Common Shares”;

(ii) the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement;

(iv) the rights, privileges, restrictions and conditions of the Special Voting Share shall be those set out in Exhibit “A” to the Plan of Arrangement; and

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(v) the name of Alignvest shall be changed from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall be deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(g)

each of the LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, Arrangement Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share, in consideration of the payment to Alignvest of C$1.00 by SG Enterprises II, LLC, on behalf of the holders of Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2Degrees Participating Securityholders Exchange shall become effective;

(j)	the TINZ Participating Unit Holders Exchange shall become effective;

(k)

all of the TINZ Units and 2Degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Class B Units to Alignvest on the basis of one Class B Unit per Common Share issued in exchange therefor by Alignvest;

(l)	the Call Right shall become effective;

(m)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John W. Stanton, Brad J. Horwitz or Theresa E. Gillespie are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; (ii) any of Reza Satchu or Nadir Mohamed are not willing or able to act as a director of Alignvest, then the Alignvest Sponsor shall appoint a replacement; and (iii) either of Anthony Lacavera or Mark Kroloff are not willing or able to act as a director of Alignvest, then the Alignvest Board and Trilogy, each acting reasonably, shall jointly appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(n)	the Corporation shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia; and

(o)

at the time that a certificate of continuation for the Corporation is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), the Corporation shall be discontinued from the laws of Ontario.

The description of steps above is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix “B” to this Circular. See “The Arrangement — Arrangement Steps”.

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AQX Shareholder Approval

Approval of the Arrangement Resolution requires the affirmative vote of a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares. See “The Arrangement – Shareholder Approval of the Arrangement and the Plan of Arrangement”.

Court Approval

The Arrangement requires the approval of the Court under the OBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the AQX Shareholders. Prior to the mailing of this Circular, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. Following receipt of the approval of the AQX Shareholders to the Arrangement Resolution, the Corporation intends to make an application to the Court for the Final Order at 10:00 a.m. (Toronto time) on January 26, 2017, or as soon as reasonably practicable. In deciding whether to grant the Final Order, the Court is expected to consider, among other things, the fairness of the Arrangement to AQX Shareholders.

Any AQX Shareholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve an appearance and response no later than 5:00 p.m. (Toronto time) on January 18, 2017 along with any other documents required, all as set out in the Interim Order and Notice of Application, the text of which are set out in Appendices “D” and “E” to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct (with the approval of both the Corporation and Trilogy), and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised that the issuance of Class B Shares on the conversion of Class A Restricted Voting Shares, the re-designation of the Class B Shares to Common Shares affecting AQX Shareholders in the United States the issuance of securities by Alignvest in connection with the Arrangement and the creation of the Special Voting Share have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court.

See “The Arrangement – Court Approval and Completion of the Arrangement”.

Effective Time

It is anticipated that the Arrangement will become effective on or about February 3, 2017 after the required AQX Shareholder and Court approvals have been obtained and are final and all other conditions to closing have been satisfied or waived. See “The Arrangement – The Arrangement Agreement – Effective Date of the Arrangement”.

Non-Solicitation Provisions

In the Arrangement Agreement, the Corporation and Trilogy have each agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person regarding an Acquisition Proposal or to make an AQX Change in Recommendation. See “The Arrangement - The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation”.

Termination of Arrangement Agreement

The Corporation and Trilogy may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either the Corporation or Trilogy may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See “The Arrangement Agreement — Termination of the Arrangement Agreement”.

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Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being met at or prior to the Effective Time, including but not limited to:

  the Arrangement Resolution shall have been approved by the AQX Shareholders at the Meeting in accordance with the Interim Order;

  the Interim Order and the Final Order shall have each been obtained from the Court on terms consistent with the Arrangement Agreement, and shall have not been set aside or modified in a manner unacceptable to either the Corporation or Trilogy, acting reasonably, on appeal or otherwise;

  the approval from the OSC and the TSX shall have been obtained by the Corporation to enable the Arrangement to qualify as the Corporation’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall have been obtained by the Corporation with respect to the listing of (a) the Common Shares underlying the Class C Units on the TSX; (b) the Common Shares issuable in connection with the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment; (c) the Common Shares underlying the Alignvest Warrants; and (d) any other Common Shares issuable in connection with the transactions contemplated herein and in the Plan of Arrangement;

  consent from the New Zealand Office of Overseas Investment to the indirect acquisition of 2Degrees by Alignvest (which amounts to an acquisition of 25% or more of the securities in an entity that directly or indirectly owns or controls an interest in significant business assets in New Zealand) pursuant to the Overseas Investment Act 2005 (New Zealand) and related regulations (the “OIO Consent”) has been obtained on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date;

  all required third party consents shall have been obtained on terms satisfactory to Alignvest and Trilogy, each acting reasonably;

  the Trilogy Unit Holder Approval shall remain in full force and effect, and either the 2Degrees Shareholder Waivers (as defined in the Arrangement Agreement) shall have been obtained and remain in full force and effect or the rights of first refusal to which such 2Degrees Shareholder Waivers apply shall have lapsed;

  no Law is in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or Trilogy from consummating the Arrangement;

  Alignvest shall have available immediately prior to the Effective Time the Minimum Cash Amount;

  the first supplemental indenture to the indenture for the 13.375% senior secured notes of Trilogy due May 15, 2019 entered into as of November 22, 2016 shall be in full force and effect.

  the RSU Plan shall be in full force and effect;

  the LLC Agreement shall have been entered into and shall be in full force and effect as of the Effective Time; and

  the TINZ LLC Agreement shall have been entered into and shall remain in full force and effect.

The Arrangement Agreement also provides that the respective obligations of the Corporation and Trilogy to complete the Arrangement are subject to the satisfaction or waiver of certain additional customary conditions precedent, including but not limited to, there having not occurred any Material Adverse Effect in respect of the Corporation or Trilogy. See “The Arrangement - The Arrangement Agreement – Conditions to Closing”.

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Redemption Rights

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, no dissent rights will be available to AQX Shareholders in respect of the Arrangement.

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the Arrangement Resolution at the Meeting, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account at the time of the Meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Arrangement must do so by causing a CDS Participant in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a Redemption Notice of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Arrangement. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Corporation’s transfer agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the Corporation’s transfer agent.

Following the redemption, each of the remaining Class A Restricted Voting Shares will be automatically converted, pursuant to the Arrangement, into one Class B Share, which will then be re-designated as one Common Share, and the residual Escrow Account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the underwriters their deferred underwriting commissions in connection with the Corporation’s initial public offering, and to otherwise use at its discretion, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, is permitted to redeem more than an aggregate of 15% of the number of issued and outstanding Class A Restricted Voting Shares.

The DSU Plan and the RSU Plan

Conditional upon the approval of the Arrangement Resolution, AQX Shareholders will be asked to consider and, if thought advisable, pass resolutions authorizing and approving the adoption by TIP Inc. of the DSU Plan and the RSU Plan pursuant to the DSU Plan Resolution and the RSU Plan Resolution. See “DSU Plan” and “RSU Plan”.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution and the RSU Plan Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution), unless waived, is required for the completion of the Arrangement.

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Subscriptions by Insiders of Alignvest

Conditional upon the approval of the Arrangement Resolution, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders other than those AQX Shareholders who are Participating Insiders, authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions. See “Subscriptions by Insiders of Alignvest”.

If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

Procedure for Exchange of AQX Shares

The return of the certificate or certificates representing AQX Shares and all additional documents as the Corporation may reasonably require, will enable each registered AQX Shareholder (other than AQX Shareholders who redeem their Class A Restricted Voting Shares) to obtain the Consideration to which such holder of AQX Shares is entitled under the Arrangement. See “The Arrangement — Procedure for the Exchange of AQX Shares”.

CDS is expected to effect a share exchange of the non-registered and non-redeemed Class A Restricted Voting Shares for Common Shares in accordance with the terms of the Arrangement. Non-registered holders of Class A Restricted Voting Shares are therefore not required to take any further action to receive the Common Shares which they are entitled to receive pursuant to the Arrangement.

Summary Selected Pro Forma Unaudited Consolidated Financial Information for TIP Inc.

Select information from the pro forma unaudited consolidated financial statements of TIP Inc. as at and for the nine months ended September 30, 2016 is contained in the Prospectus attached to this Circular.

Stock Exchange Listings

The Corporation is a reporting issuer in each of the provinces and territories of Canada and the Class A Restricted Voting Shares and Alignvest Warrants currently trade on the TSX under symbols “AQX.A” and “AQX.WT”, respectively. Shortly after the Effective Date and subject to approval of the TSX, the Common Shares and the amended Alignvest Warrants will be listed and posted for trading on the TSX under symbols “TRL” and “TRL.WT”, respectively.

Securities Law Matters

Canadian Securities Law Matters

The distribution of the Common Shares pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable Securities Laws. The Common Shares received by AQX Shareholders pursuant to the Plan of Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Common Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling securityholder is an insider or officer of TIP Inc., the selling securityholder has no reasonable grounds to believe that TIP Inc. is in default of applicable Canadian securities laws. See “The Arrangement — Canadian Securities Law Matters.”

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Certain Canadian Income Tax Consequences of the Arrangement for AQX Shareholders

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain AQX Shareholders in respect of the proposed Arrangement. See “Certain Canadian Federal Income Tax Considerations”.

Certain U.S. Income Tax Consequences of the Arrangement for AQX Shareholders

This Circular contains a summary of the principal U.S. federal income tax considerations applicable to certain AQX Shareholders in respect of the proposed Arrangement. See “Certain U.S. Federal Income Tax Considerations”.

Risk Factors

AQX Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect in respect of the Corporation or Trilogy; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied in a timely manner or at all and failure to complete the Arrangement could adversely affect the business of the Corporation; (iii) the Corporation will incur costs even if the Arrangement is not completed; (iv) the unaudited pro forma financial information included in the Prospectus may not be indicative of what the actual financial position or results of operations would have been; (v) AMC may have interests in the Arrangement that are different from those of other AQX Shareholders; (vi) the Alignvest Warrants may expire worthless; and (vii) the risks relating to TIP Inc.’s business as disclosed in the Prospectus. See “Risks Associated with the Arrangement”.

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GENERAL PROXY INFORMATION

Solicitation of Proxies

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. If you are a registered AQX Shareholder, the Corporation has included a form of proxy with this Circular. It should be used to appoint a proxyholder.

This Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting and at any adjournment(s) or postponement(s) of the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management are expected to be borne by the Corporation.

The contents and the sending of this Circular have been approved by the AQX Board.

No person is authorized to give any information or to make any representations other than these contained in this Circular and if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

The Corporation has retained D.F. King to provide proxy and information agent services in connection with the qualifying acquisition. In connection with these services, D.F. King is expected to receive a fee of up to $70,000 plus reasonable out-of-pocket expenses.

The Corporation will not be using the notice-and-access mechanism under National Instrument 54-101-

Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of the Notice of Meeting and the Circular to AQX Shareholders.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are Reza Satchu, President, Chief Executive Officer and Director of the Corporation, and Sanjil Shah, Chief Financial Officer, of the Corporation.

An AQX Shareholder wishing to appoint some other person (who need not be a AQX Shareholder) to represent him or her at the Meeting has the right to do so by inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy.

A proxy will not be valid unless the completed form of proxy is received by TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) or postponement(s) thereof. Proxies delivered after that time will not be accepted. The deadline for deposit of proxies may be waived or extended by the chair of AQX’s Meeting at his discretion, without notice.

An AQX Shareholder who has given a proxy may revoke it by delivering an instrument in writing executed by the AQX Shareholder or by his attorney authorized in writing or, where the AQX Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 at any time up to and including the last Business Day preceding the day of the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned or postponed, any reconvening thereof or in any other manner provided by Law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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Voting of Proxies

An AQX Shareholder may indicate on the form of proxy how the AQX Shareholder wishes the proxyholder to vote the AQX Shares. To do this you may simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your AQX Shares in accordance with the instructions you have given.

IF YOU DO NOT GIVE ANY INSTRUCTIONS AS TO HOW TO VOTE ON A PARTICULAR ISSUE TO BE DECIDED AT THE MEETING, YOUR PROXYHOLDER CAN VOTE YOUR SECURITIES AS HE OR SHE THINKS FIT. IF YOU HAVE APPOINTED THE PERSONS DESIGNATED IN THE FORM OF PROXY AS YOUR PROXYHOLDER THEY WILL, UNLESS YOU GIVE CONTRARY INSTRUCTIONS, VOTE YOUR AQX SHARES AT THE MEETING FOR THE ARRANGEMENT RESOLUTION, FOR THE DSU PLAN RESOLUTION, FOR THE RSU PLAN RESOLUTION AND FOR THE INSIDER SUBSCRIPTIONS RESOLUTION.

All voting at the Meeting in respect of the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will be voted on by a poll. Voting at the Meeting on any other matters will be by a show of hands, with each AQX Shareholder present in person being entitled to one vote, unless a poll is demanded. The AQX Shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

AQX SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE IS SPECIFIED OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED BY THE AQX SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial AQX Shareholders

Only registered AQX Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Beneficial AQX Shareholders who do not hold their AQX Shares in their own name are advised that only proxies from AQX Shareholders of record can be recognized and voted at the Meeting. Beneficial AQX Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their AQX Shares as a registered AQX Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to beneficial AQX Shareholders is identical to that provided to registered AQX Shareholders. However, its purpose is limited to instructing the registered AQX Shareholder how to vote on behalf of the beneficial AQX Shareholder.

If AQX Shares are listed in an account statement provided to an AQX Shareholder by a broker, then in almost all cases those AQX Shares will not be registered in such AQX Shareholder’s name on the records of the Corporation. Such AQX Shares will more likely be registered under the name of the AQX Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such AQX Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). AQX Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial AQX Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the AQX Shares registered in the name of CDS & Co. are held.

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In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to non-registered AQX Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial AQX Shareholders in advance of shareholders’ meetings unless the beneficial shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial AQX Shareholders in order to ensure that their AQX Shares are voted at the Meeting. Often the form of proxy supplied to a beneficial AQX Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered AQX Shareholders. However, its purpose is limited to instructing the registered AQX Shareholder how to vote on behalf of the beneficial AQX Shareholder.

All references to AQX Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to AQX Shareholders of record unless specifically stated otherwise.

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have been provided with a redemption right, no dissent rights will be provided to AQX Shareholders in respect of the Arrangement. See “Redemption Rights”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s most recently completed fiscal year ended April 30, 2016, no person, who to the knowledge of the directors or officers of the Corporation, beneficially owns or exercises control or direction over AQX Shares carrying more than 10% of the votes attached to the AQX Shares, and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Founders’ Shares

Since the AQX Founders will lose their investment in the Corporation if a qualifying acquisition is not completed, a conflict of interest may arise in determining whether a qualifying acquisition target, such as the Arrangement, is appropriate. The AQX Founders will not be entitled to redeem their Founders’ Shares in connection with a qualifying acquisition or entitled to access to the Escrow Account in respect thereof upon the Corporation’s winding-up. Similarly, the AQX Founders will also not be entitled to redeem their Class B units (including their underlying securities) in connection with a qualifying acquisition or entitled to access to the Escrow Account in respect thereof upon the Corporation’s winding-up. In addition, following completion of a qualifying acquisition, the Founders’ Shares may not be sold or transferred until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding C$12.00 per share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable Securities Laws and TSX rules. The personal and financial interests of the AQX Founders may influence the identifying and selecting of the qualifying acquisition, the voting on the qualifying acquisition and the operation of the business following the qualifying acquisition.

Bonus and Loan Arrangements

Certain other individuals may also have interests in the Arrangement that are different from those of the AQX Shareholders due to bonuses to be paid and/or money owed to such individuals by AMC. Following the Effective Time, the Alignvest Sponsor intends to pay the following bonuses to certain of its personnel who have been instrumental in sourcing and completing the qualifying acquisition (with all AQX Founders’ Common Shares to be reduced proportionately by any forfeiture thereof), and in all cases subject to similar anti-dilution provisions which apply to the Alignvest Warrants:

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(a)

to Mr. Sanjil Shah, an officer of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 12,921 Common Shares and 6,460.5 Alignvest Warrants, plus (ii) 93,074 AQX Founders’ Common Shares;

(b)

to Mr. Andy Moysiuk, a director of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 2,992 Common Shares and 1,496 Alignvest Warrants, plus (ii) 21,551 AQX Founders’ Common Shares; and

(c)

to certain other employees who will not be officers or directors of either AMC or TIP Inc., an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 71,162 Common Shares and 35,581 Alignvest Warrants, plus (ii) 512,578 AQX Founders’ Common Shares.

In the case of AQX Founders’ Common Shares which are subject to forfeiture, if the recipient is not actually engaged by AMC for any reason at the date of forfeiture, no bonus shall be payable in respect thereof (in certain cases, death or disability are excluded events). As well, if at any time prior to the date of payment either (I) there is a termination for cause, or (II) the individual in question breaches any material obligation owed to AMC or its affiliates which is not cured within 10 days following written notice thereof, then no bonus shall be owing to the terminated individual.

The bonus will be payable in cash and net of withholding or other taxes. The bonus will be generally be due in whole or in part following the sale by AMC of Common Shares, provided that after a specified term, AMC will have the option to pay in kind.

AMC owes the following individuals the amounts specified below on a non-interest bearing basis:

(a)	C$103,658 to Mr. Sanjil Shah, an officer of AMC;

(b)	C$20,004 to Mr. Andy Moysiuk, a director of AMC; and

(c)	a total of C$214,334 to various other employees or consultants of AMC who will not be officers or directors of either AMC or TIP Inc.

The loans in question may be required to be repaid in the discretion of each individual on 30 days’ prior written notice following the expiry of all contractual resale and forfeiture restrictions applicable to the Common Shares owned by AMC (or on a pro rata basis as any such restrictions expire in part).

Following the Effective Time, the individuals intend to permit AMC (subject to any required approvals) to repay the loans as follows. For each C$10,000 owing, the loan could be repaid either by way of (I) the transfer to the individual of (i) approximately 997 Common Shares and 499 Alignvest Warrants, plus (ii) approximately 7,183 AQX Founders’ Common Shares (reduced proportionately by any forfeiture thereof), and with (i) and (ii) subject to similar anti-dilution provisions which apply to the Alignvest Warrants, or (II) the cash equivalent thereof determined as of the date of payment (grossed up for any additional tax payable as a result of paying in cash rather than in securities).

In certain cases, if an individual has not required repayment within five years following the closing of the qualifying acquisition, then AMC may in its discretion elect to repay the loans on the same terms.

If an individual receives securities then 50% of the securities received shall be subject to resale restrictions for a 12 month period, which shall be accelerated, on a pro rata basis, in proportion to sales of similar securities by AMC from its holdings.

Certain restrictive covenants apply to the individuals in question.

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Subscribers of AQX Shares

The Alignvest Additional Subscribers and Alignvest Partners may similarly have interests that are different than AQX Shareholders due to their interest in the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment, respectively.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person of AQX, nor any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction since AQX’s incorporation on May 11, 2015, or any proposed transaction which has materially affected or would materially affect AQX. An “informed person” means (i) any of AQX’s directors or executive officers, (ii) any director or executive officer of a person or company that is itself an informed person or a subsidiary of AQX, or (iii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of AQX or a combination of both carrying more than 10% of the voting rights attached to all of AQX’s outstanding voting securities.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of (i) Class A Restricted Voting Shares and (ii) Class B Shares, each without par or nominal value. Each holder of AQX Shares is entitled to one vote for each AQX Share registered in his or her name at the close of business on December 20, 2016, the date fixed by the AQX Board as the Record Date for determining who is entitled to receive notice of and to vote at the Meeting. At the close of business on the Record Date, there were 25,875,000 Class A Restricted Voting Shares outstanding (representing a 77.22% voting interest) and 7,631,720 Class B Shares outstanding (representing a 22.78% voting interest).

Only AQX Shareholders of record at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their AQX Shares voted at the Meeting.

On a show of hands, every AQX Shareholder present in person or by proxy, will have one vote, and on a poll every AQX Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate AQX Shareholders, will have one vote for each AQX Share registered in his or her name on the list of AQX Shareholders which in respect of the AQX Shares is available for inspection during normal business hours at TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, and at the Meeting.

The Arrangement Resolution, the DSU Plan Resolution and the RSU Plan Resolution must each be approved by a simple majority of the votes attached to the Class A Restricted Voting Shares and the Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

To be effective, the Insider Subscriptions Resolution must be approved by a majority of the votes attached to the Class A Restricted Voting Shares and the Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, other than those holders of AQX Shares who are Participating Insiders.

Other than as disclosed in the table below, to the knowledge of the directors and executive officers of the Corporation, there are no persons or companies that beneficially own, control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to any outstanding class of AQX Shares:

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Name of Shareholder	Number and Type of AQX Shares	Percentage of Class of Outstanding AQX Shares	Percentage of All Outstanding AQX Shares
Alignvest Management Corporation	6,677,760 Class B Shares (1)	87.5%	19.93%

(1) See “Interest of Certain Persons in Matters to be Acted Upon”.

THE ARRANGEMENT

Under the terms of the Arrangement, the AQX Shares held by AQX Shareholders (other than Redeeming Shareholders) will automatically convert into Common Shares at a ratio of one (1) Common Share for every AQX Share. In addition, pursuant to their terms and in accordance with the terms and conditions of the Arrangement Agreement, all Alignvest Warrants outstanding immediately prior to the Arrangement will remain outstanding, unamended other than being deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share.

Upon completion of the Arrangement, AQX will own a significant equity interest (which interest is expected to be approximately 56.1% should there be no redemptions of Class A Restricted Voting Shares by Redeeming Shareholders) and a 100% voting interest in Trilogy and AQX will indirectly own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

For additional information on the business of TIP Inc., please refer to the Prospectus at Appendix “F” of this Circular.

The Arrangement will be carried out pursuant to the Arrangement Agreement, the Plan of Arrangement and related documents. A summary of the principal terms of the Arrangement Agreement and the Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is available on SEDAR under the Corporation’s profile at www.sedar.com and the Plan of Arrangement, which is attached as Appendix “A” to this Circular.

Background to the Arrangement

The Arrangement is the result of arm’s length negotiations conducted among Alignvest and Trilogy and their respective representatives and advisors. The following is a summary of the process undertaken including material events, negotiations, discussions and actions leading up to the execution and public announcement of the Arrangement.

The Arrangement was the result of an extensive and thorough search for a potential qualifying transaction utilizing the network and investing and operating experience of Alignvest’s management team, the AQX Board and external advisors.

Subsequent to the completion of Alignvest’s initial public offering on June 24, 2015, and through to the signing of the Arrangement Agreement, Alignvest considered a number of potential target companies with the objective of consummating a qualifying acquisition, both as the result of inbound and outbound expressions of interest.

During that period, Alignvest considered and conducted analysis of over 400 potential qualifying acquisitions across various industries. Alignvest progressed discussions with high potential targets at various times, signing approximately 40 non-disclosure agreements throughout the process, and subsequently engaged in detailed due diligence and negotiations, which resulted in the submission of approximately 13 expressions of interest to select high potential targets. Alignvest did not enter into a definitive agreement with any potential target businesses, other than Trilogy, given that Alignvest believes the Agreement with Trilogy is the superior alternative. From the completion of Alignvest’s initial public offering up to the execution of the Arrangement Agreement on November 1, 2016, the AQX Board met on seven occasions to discuss, among other things, potential qualifying acquisitions, including the Arrangement.

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AMC was first introduced to Trilogy and 2degrees in mid-2014. AMC conducted significant diligence on 2degrees from May 2014 to August 2014, including reviewing business plans, evaluating financial models, and interacting with the 2degrees management team. The AMC team, including Mr. Mohamed, conducted diligence on 2degrees’ business plan and attempted to ascertain fundamental value. In June 2014, Mr. Satchu met with Mr. Stanton and Mr. Horwitz at Trilogy’s office in Bellevue, Washington.

On November 17, 2015, Mr. Satchu contacted Mr. Stanton to discuss a potential business combination between Alignvest and Trilogy’s subsidiary, 2degrees. Mr. Stanton suggested Mr. Satchu have a follow-up call with Mr. Horwitz to discuss the opportunity further.

On November 19, 2015, Mr. Satchu, Mr. Horwitz and Mr. Morris had a telephone discussion during which Mr. Satchu provided an overview of Alignvest and introduced the concept of a potential business combination with Alignvest and 2degrees and the various benefits thereof to Trilogy. Following the conversation, Alignvest provided Trilogy with a detailed overview presentation on Alignvest and the benefits to Trilogy of a partnership with Alignvest.

On December 7, 2015, Mr. Horwitz emailed Mr. Satchu suggesting a transaction with 2degrees would be challenging given the existing capital structure at Trilogy. Mr. Horwitz suggested an alternative transaction between Alignvest and Trilogy, which would include 2degrees, NuevaTel, and a platform to expand into additional geographic regions.

On December 22, 2015, Alignvest and Trilogy entered into a non-disclosure agreement. In the subsequent weeks, Trilogy provided Alignvest with preliminary information on each of its operations, 2degrees and NuevaTel.

On January 29, 2016 and February 5, 2016, Mr. Satchu, Mr. Hodgson and Mr. Mousseau of Alignvest had discussions with Mr. Horwitz and Mr. Morris of Trilogy, during which the representatives of Alignvest expressed that Alignvest would still be interested in pursuing a transaction for 2degrees, but would require further information on NuevaTel and Trilogy before a transaction for Trilogy would be considered.

Between January 29, 2016 and the beginning of March, 2016, Trilogy provided additional information relating to each of 2degrees, NuevaTel and Trilogy in order for Alignvest to underwrite a potential business combination and form a comprehensive view on the industry, competitive dynamics within each geographic region, business plans and implied valuation.

On February 8, 2016, Alignvest contacted Credit Suisse, a leading investment bank with global telecommunication expertise, to clear conflicts on Trilogy in order to engage them as a financial advisor in connection with a potential transaction with Trilogy, and subsequently provided them with information on the transaction.

On February 24, 2016, Alignvest met with Credit Suisse to discuss their initial views on the potential transaction between Alignvest and Trilogy as well as potential debt refinancing for Trilogy.

On March 3, 2016, Alignvest held its quarterly board meeting to approve its Q3 2015 financials and to discuss its pipeline of investment opportunities, including recent developments on Trilogy.

On March 10, 2016, Mr. Satchu and Mr. Hodgson met with Mr. Stanton, Mr. Horwitz and Mr. Morris at Trilogy’s offices in Bellevue, Washington, and Mr. Mousseau joined by telephone. At the meeting, Mr. Satchu, Mr. Hodgson and Mr. Mousseau presented an overview of a potential transaction between Alignvest and Trilogy, including key transaction terms.

On March 28, 2016, Mr. Horwitz e-mailed Mr. Satchu and indicated that Trilogy was interested in pursuing a transaction with Alignvest, although not under the initial terms proposed by Alignvest on March 10, 2016.

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On March 31, 2016, Mr. Mohamed reached out to Mr. Natale to assist Alignvest in its evaluation of Trilogy. Mr. Natale signed a non-disclosure agreement on April 1, 2016 and was provided a detailed information package.

On April 5, 2016, Mr. Satchu, Mr. Hodgson and Mr. Mousseau had a telephone conversation with Mr. Stanton and Mr. Horwitz in which Mr. Stanton and Mr. Horwitz agreed to continue discussions, including scheduling an in person meeting at Alignvest’s offices in Toronto.

On April 19, 2016, Mr. Stanton, Mr. Morris and Mr. Mickels met with Mr. Satchu, Mr. Hodgson, Mr. Mohamed, Mr. Natale and Mr. Mousseau at Alignvest’s offices in Toronto. Trilogy provided a management presentation, including an overview of both 2degrees and NuevaTel, and the future strategy of Trilogy. Trilogy and Alignvest also discussed the proposed transaction structure and key terms in more detail.

Between April 20, 2016 and June 14, 2016, Alignvest and its representatives conducted further due diligence, including engaging Stikeman Elliott LLP as legal counsel for Alignvest.

On May 26, 2016, Mr. Horwitz and Andrew Davies met with Mr. Satchu, Mr. Hodgson, Mr. Mohamed, Mr. Natale and Mr. Mousseau at Alignvest’s offices in Toronto. At the meeting, the parties discussed business plans for each of 2degrees, NuevaTel and Trilogy. In addition, Alignvest presented an initial term sheet with revised transaction terms based on discussions since the March 10, 2016 meeting.

On June 14, 2016, Mr. Horwitz sent an e-mail to Mr. Satchu outlining a proposed revised set of terms for a transaction and indicated Trilogy would send a revised term sheet shortly thereafter. Mr. Satchu subsequently met with Mr. Horwitz in Seattle on June 17, 2016 to discuss the proposed terms.

On June 24, 2016, Mr. Horwitz sent an e-mail to Mr. Satchu with the revised term sheet based on their discussion in Seattle on June 17, 2016.

On June 27, 2016, Mr. Lacavera and his team from Globalive Capital signed a non-disclosure agreement and were provided a detailed information package in order to assist in the diligence process and evaluate participating in a potential private placement alongside Alignvest Partners.

On July 5, 2016, Alignvest presented an overview of the latest transaction to each of the lead underwriters of its initial public offering and Credit Suisse for their feedback on the key terms and view on public market receptivity. Each of Cantor Fitzgerald and Credit Suisse advised they were supportive of Alignvest continuing to proceed with the proposed transaction.

On July 10, 2016, Mr. Satchu submitted a revised proposal by e-mail to Mr. Horwitz and Mr. Morris.

On July 13, 2016, Mr. Satchu, Mr. Hemmer and Mr. Mousseau met with Mr. Stanton, Mr. Morris and Mr. Mickels at Trilogy’s office in Bellevue, Washington. At the meeting, they discussed the latest term sheet with the goal of finalizing key transaction terms in order to execute the term sheet and for Trilogy to become subject to exclusivity obligations.

Between July 13, 2016 and July 22, 2016, Alignvest and Trilogy continued to negotiate key terms of the term sheet.

On July 14, 2016, Alignvest held its quarterly board meeting to approve its 2015 annual financials and to discuss its pipeline of investment opportunities, including recent developments on Trilogy.

On July 22, 2016, Alignvest and Trilogy executed a term sheet which included an exclusivity period of 35 days, until August 26, 2016, to complete due diligence and legal documentation and obtain internal approvals.

Following the execution of the term sheet Alignvest formally engaged external advisors for the detailed due diligence process which included, Aetha Consulting to perform commercial due diligence, and a “big four” accounting firm for accounting, tax and transaction structuring.

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Between July 26, 2016 and July 28, 2016, the Alignvest team (including Mr. Satchu and Mr. Mousseau and a group of advisors from Aetha Consulting, a “big four” accounting firm, Globalive Capital and Credit Suisse) attended management meetings and site tours in New Zealand with the 2degrees management team and Trilogy. Management meetings included working sessions with senior management across the various functions. Additional members of the Alignvest team including Mr. Mohamed and Mr. Natale attended by telephone.

Between August 10, 2016 and August 12, 2016, the Alignvest team (including Mr. Satchu and Mr. Mousseau and a group of advisors from Aetha Consulting, a “big four” accounting firm, Globalive Capital and Credit Suisse) attended management meetings and site tours in Bolivia with the NuevaTel management team and Trilogy. Management meetings included working sessions with senior management across the various functions. Additional members of the Alignvest team including Mr. Mohamed and Mr. Natale attended by telephone.

On August 26, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until September 2, 2016.

On September 1, 2016, Alignvest held its quarterly board meeting to approve its Q1 2016 financials and to discuss its pipeline of investment opportunities, including recent developments on Trilogy.

On September 9, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until September 16, 2016.

On September 9, 2016 and September 10, 2016, Alignvest, Trilogy, and their respective tax advisors had multiple telephone meetings to collectively work through outstanding tax structuring items.

On September 22, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 7, 2016.

On September 28, 2016, Mr. Calvo (the CEO of NuevaTel) met with the Alignvest team including Mr. Natale and Mr. Mohamed at Alignvest’s office in Toronto to discuss NuevaTel and its strategic plan in detail.

On October 7, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 10, 2016. On the same date, Mr. Satchu had a telephone meeting with Mr. Stanton where he walked him through a revised set of transaction terms.

On October 10, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 11, 2016. On October 11, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until October 25, 2016. On October 13, 2016, Trilogy held a board meeting to discuss the potential transaction.

Between October 18, 2016 and October 20, 2016, Alignvest met with Mr. Horwitz, Mr. Morris and Mr. Mickels in Toronto to advance the transaction documentation.

During the month of October 2016, Alignvest held confidential meetings with key relationships in order to determine their interest in a private placement alongside Alignvest Partners.

On October 21, 2016, Alignvest and Deloitte executed a non-disclosure agreement for Deloitte to begin its work on a fairness opinion.

On October, 24 and 25, 2016, Alignvest conducted confidential meetings with certain investors, which resulted in demand for private placement investments.

On October 25, 2016, Alignvest and Trilogy extended Trilogy’s exclusivity obligations until November 4, 2016.

On October 28, 2016, Alignvest and Trilogy agreed to final economic terms of the Arrangement, subject to board approval.

On October 31, 2016, each of Alignvest and Trilogy held special board meetings to approve the Arrangement.

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On November 1, 2016, Alignvest and Trilogy signed the Arrangement Agreement and announced the transaction.

AQX Fairness Opinion

Deloitte was formally engaged pursuant to a letter agreement dated October 24, 2016 (the “Deloitte Agreement”) to prepare and provide a fairness opinion with respect to the Arrangement. The terms of the Deloitte Agreement provide that Deloitte is to be paid a fixed fee for its service, 80% of which is contingent on the successful completion of the Arrangement and will be reimbursed for out of pocket expenses upon submission of the AQX Fairness Opinion. In addition, the Corporation has agreed to indemnify Deloitte, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, against certain expenses, losses, claims, actions, damages and liabilities which may arise directly or indirectly from services performed by Deloitte in connection with the Deloitte Agreement. No understandings or agreements exist between Deloitte and the Corporation with respect to future financial advisory or investment banking business.

Deloitte has advised the Corporation that none of Deloitte, its associates or affiliates is: (i) an issuer insider, associate, affiliate or affiliated entity (as those terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of the Corporation or Trilogy, or any of their respective associates or affiliates; (ii) an advisor to any person or company other than to the AQX Board with respect to the Arrangement; or (iii) a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group). Deloitte has not provided any financial advisory services to the Corporation, or any of its associates or affiliates for which it has received compensation in the 24 months preceding the date of the AQX Fairness Opinion except for an annual valuation of AMC’s share price performed by Deloitte for one of AMC’s shareholders. Deloitte has informed the Corporation that one or more of its affiliates provides, among other things, certain non-material, non-audit-related services to Trilogy. Based on Deloitte’s experience, such services do not impair Deloitte’s objectivity in delivering the Fairness Opinion. The Corporation determined that Deloitte is qualified to provide the AQX Fairness Opinion.

The AQX Fairness Opinion represents the opinion of Deloitte, subject to the assumptions and limitations therein, and the form and content has been approved for release by a committee of directors and other professionals of Deloitte, each of whom is experienced in mergers, business combinations, divestitures, and valuations.

The AQX Board received a draft of the AQX Fairness Opinion and a presentation from Deloitte on December 19, 2016, which provided financial advice. Subsequently, Deloitte delivered the written AQX Fairness Opinion which concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares. The AQX Fairness Opinion is attached to this Circular as Appendix “C”. The Corporation encourages you to read this opinion in its entirety.

The AQX Fairness Opinion was provided in connection with the Arrangement and may not be used or relied upon for any other purpose. The AQX Fairness Opinion is not a recommendation as to how any AQX Shareholder should vote with respect to the Arrangement Resolution or any other matter, or as to whether or not to redeem any Class A Restricted Voting Shares. This summary is qualified in its entirety by reference to the full text of AQX Fairness Opinion.

Recommendation of the AQX Board

The AQX Board has unanimously determined that the Arrangement is in the best interests of the Corporation and has unanimously determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders. Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution.

In addition, the Arrangement was unanimously approved by all directors not related to the Arrangement.

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Reasons for the Recommendation of the AQX Board

In addition to the receipt of advice and assistance from AQX’s financial advisors and legal counsel, the AQX Board carefully evaluated the terms of the proposed Arrangement and the Plan of Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of the Corporation; (ii) determined that the Arrangement is fair, from a financial point of view, to Participating Shareholders; (iii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iv) resolved to recommend that AQX Shareholders vote in favour of the Arrangement Resolution.

In reaching these determinations and approvals, the AQX Board considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  Strong competitive position within attractive industry. Trilogy’s operating subsidiaries, 2degrees in New Zealand and NuevaTel in Bolivia, each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each subsidiary operates in a stable three player market; has meaningful market share; is poised to capitalize on the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments improving its network; owns its own infrastructure; and has ample spectrum rights.

  Strong, experienced and well-aligned management teams. The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom AG for $34 billion and today continues to operate as T-Mobile USA. The management team is rolling 100% of their equity interest in the transaction, and its founder has agreed to invest an incremental U.S.$6.4 million in Trilogy in connection with the transaction. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz and Alignvest Management Corporation (as well as the Alignvest Partners) have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time.

  Strong cash flow generation potential. Trilogy’s operating assets have significant momentum and cash flow potential. Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the- ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flow and will continue to benefit from an LTE-expanded and upgraded network. With respect to NuevaTel, the company has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially, distributing cumulative gross dividends of $244 million to its shareholders since 2008. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst the existing subscriber base, and (iii) continuing its LTE overlay expansion.

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  Attractive return on investment relative to risk profile. Trilogy represents an opportunity to invest in a high growth, stable business at an attractive valuation. The Company’s projected growth eclipses that of its relevant Canadian, LatAm, and Australian / New Zealand telecommunication peers with projected 2015 through 2017 compounded annual Service Revenue and Adjusted EBITDA growth of 11% and 15%, respectively, compared to the next highest peer group (Australia / New Zealand) at 2.5% and 5.6%, respectively. Despite this significantly greater growth potential, investors have the opportunity to invest in Trilogy at 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s relevant peer group given Trilogy’s growth profile.

  Refer to “Forward-Looking Statements” in this Circular and “Non-GAAP Reconciliation” in the Prospectus attached to the Circular as Appendix “F”.

  Strong public market support. Alignvest has received a significant amount of positive public support with respect to our acquisition of Trilogy. Prior to announcing the transaction, Alignvest confidentially approached nine investors to assess the market’s response to our proposed acquisition and to potentially receive incremental capital in the form of a private placement. The response was extremely positive, with two of our original investors agreeing to invest an additional U.S.$18 million at the C$10.00 IPO price, terms that are accretive for IPO investors who bought at C$10.00 and received a half warrant. This investment brings the total additional commitments for this transaction to approximately U.S.$63.2 million (including approximately U.S.$21.2 million from Alignvest’s sponsor), which we believe significantly reduces our redemption risk. As further proof of strong public market support for our acquisition of Trilogy, Alignvest’s Class A Restricted Voting Shares and Alignvest Warrants have traded positively since announcement, increasing from C$9.90 and C$0.36, respectively, on October 31, 2016, the last trading day before the announcement of the Arrangement, to a range of C$10.04 to C$10.24 and C$0.60 to C$1.20, respectively, since the announcement.

  Ability for Alignvest to add value. Alignvest’s partners, Nadir Mohamed (former CEO of Rogers, Chairman of Alignvest), Anthony Lacavera (founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers, former President and CEO of Telus), have all been heavily involved in the due diligence process, and are all investing in the transaction at the IPO price. Furthermore, Nadir Mohamed and Anthony Lacavera will serve on the board of Trilogy International Partners Inc., with Nadir Mohamed serving as Lead Director.

  Optimized capital structure leading to improved performance. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy’s long-term ability to grow its operating businesses. Following the transaction, Trilogy intends to use the proceeds from the Arrangement to significantly reduce net leverage. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy’s overall borrowing costs can be significantly reduced. This improved, pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures and improved working capital management, while also allowing the broader platform to execute on its M&A strategy.

  Opportunities for platform growth through acquisitions. Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that, with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the 2015 Snap acquisition in New Zealand that added broadband capabilities. These transactions are intended to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to seek to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent (or new) capital investments, (vii) ownership of their own infrastructure, and/or (viii) ample spectrum positions.

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  Favourable transaction dynamic. The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise. Alignvest and Trilogy did not negotiate this transaction in the context of a formal auction process mediated by investment bankers.

  Benefit from being a public company in Canada. Trilogy will benefit from a Canadian listing on the TSX for a number of reasons. First, the listing will provide Trilogy with access to Canadian and international capital on an exchange where the telecommunication sector represents a greater focus relative to U.S. weightings. Over 40% of trading on the TSX comes from outside of Canada, given the significant institutional and retail investors around the world who invest through the TSX, including from the U.S., Europe and other foreign countries. Second, the costs of listing, and maintaining a listing, on the TSX are significantly lower relative to a public listing in the U.S., and take significantly less time than a comparable process in the U.S. Third, medium-sized companies, like Trilogy, have greater importance on the TSX and tend to receive greater market attention, investor demand, research coverage, and share liquidity in than they do in the U.S. Almost 90% of the TSX by market value is comprised of companies below C$2 billion. Finally, the TSX presents a much more favorable regulatory environment relative to the U.S., which has a history of being significantly more litigious.

In making its recommendation to AQX Shareholders, the AQX Board also considered a number of elements of the transaction that provide protection to AQX Shareholders, including the following:

  AQX Fairness Opinion. The AQX Fairness Opinion concluded that, based upon and subject to the assumptions, limitations and qualifications therein, and such other matters as Deloitte considered relevant, Deloitte is of the opinion that, as of December 19, 2016, the Arrangement is fair, from a financial point of view, to the Corporation, AQX Shareholders holding Class A Restricted Voting Shares and AQX Shareholders holding Class B Shares.

  Shareholder Approval. The Arrangement must be approved by a majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

  Court Approval. The Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement.

  Redemption Rights. Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deposit Deadline and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Holders of  Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the Arrangement. See “Redemption Rights”.

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In the course of their deliberations, the AQX Board also identified and considered a variety of risks, including:

  Risks of the Business being Acquired. The risks faced by Trilogy and, upon completion of the Arrangement, to be faced by TIP Inc. with respect to their respective affairs, business and operations and future prospects.

  Risks if Arrangement is not Completed. The risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the inability to pursue other opportunities as a result.

  The Arrangement Agreement may be Terminated in Certain Circumstances. Each of the Corporation and Trilogy has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Trilogy before the completion of the Arrangement.

  No Certainty that All Conditions Precedent to the Arrangement will be Satisfied. The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including approval of the Arrangement Resolution and the Final Order and the minimum cash requirement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Class A Restricted Voting Shares and Alignvest Warrants may decline. If the Arrangement is not completed and the AQX Board decides to seek another transaction, there can be no assurance that it will be able to find another attractive qualifying acquisition. Further, in the event that holders of Class A Restricted Voting Shares elect to redeem all or a portion of their Class A Restricted Voting Shares and such number of redemptions cause the Corporation to fail to meet the minimum cash requirement of U.S.$135,000,000 and the Corporation and Trilogy are unable to obtain additional equity or debt financing sufficient to restore the Corporation’s cash level to meet its minimum cash requirement or make other adjustments, the Corporation may not complete the Arrangement.

See “Risks Associated with the Arrangement”.

Qualifying Acquisition Fair Market Value Threshold

Under the TSX rules, the businesses or assets acquired as part of a qualifying acquisition must have a fair market value equal to at least 80% of the funds held in the Escrow Account (excluding the deferred underwriting commissions and taxes payable on interest and other amounts earned on the funds in the Escrow Account). This must be satisfied at the time of the execution of the definitive agreement for the qualifying acquisition. As of the date of the execution of the Arrangement Agreement, the balance of the funds in the Escrow Account was approximately C$261 million (excluding approximately C$9 million of deferred underwriting commissions and taxes payable on the amounts earned) and 80% thereof represents approximately C$208 million. In reaching its conclusion that the Arrangement meets the 80% test, the AQX Board looked at the aggregate transaction value of up to U.S.$948 million for the business of Trilogy. In determining whether the transaction value described above represents the fair market value of the businesses and assets being acquired, the AQX Board considered the factors described above and the fact that the purchase price for the businesses and assets being acquired was the result of arm’s length negotiations and based upon Trilogy’s expected 2017 Adjusted EBITDA of U.S.$130 million (reflecting Trilogy’s ownership interest in NuevaTel and 2degrees), which represents a 7.3x enterprise value / 2017 projected Adjusted EBITDA, an attractive multiple relative to the company’s relevant peer group. As a result, the AQX Board concluded that the fair market value of the businesses and assets being acquired was significantly in excess of the 80% requirement. In light of the financial background and experience of the members of the Corporation’s management team and the AQX Board, the AQX Board believes that the members of its management team and the AQX Board are qualified to make such determination.

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Arrangement Steps

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date and at the Effective Time, if all conditions of the Arrangement have been satisfied or waived. The following description is a summary of the principal steps of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix “A” to this Circular:

(a)

any Class A Restricted Voting Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)	each Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i) the Class B Shares shall be re-designated from “Class B Shares” to “Common Shares”;

(ii) the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement;

(iv) the rights, privileges, restrictions and conditions of the Special Voting Share shall be those set out in Exhibit “A” to the Plan of Arrangement; and

(v) the name of Alignvest shall be changed from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall be deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(g)

each of the LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, Arrangement Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share, in consideration of the payment to Alignvest of C$1.00 by SG Enterprises II, LLC, on behalf of the holders of Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2degrees Participating Securityholders Exchange shall become effective;

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(j)	the TINZ Participating Unit Holders Exchange shall become effective;

(k)

all of the TINZ Units and 2degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Class B Units to Alignvest on the basis of one Class B Unit per Common Share issued in exchange therefor by Alignvest;

(l)	the Call Right shall become effective;

(m)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie or Mark Kroloff are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; and (ii) any of Reza Satchu, Nadir Mohamed or Anthony Lacavera are not willing or able to act as a director of Alignvest, then the Alignvest Sponsor shall appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(n)	the Corporation shall be authorized to apply to the Director continue from the laws of Ontario to the laws of British Columbia; and

(o)

at the time that a certificate of continuation for the Corporation is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), the Corporation shall be discontinued from the laws of Ontario.

The description of steps above is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix “B” to this Circular.

Founders

On the closing of AQX’s initial public offering, the AQX Founders entered into the Forfeiture and Transfer Restrictions Agreement and Undertaking with the lead underwriters for the initial public offering of AQX (the “Lead Underwriters”) and the TSX pursuant to which each AQX Founder agreed to certain forfeiture and transfer restrictions in respect of their aggregate Founders’ Shares (which were acquired for nominal consideration) and the 930,375 Class B Shares and 465,188 Alignvest Warrants underlying their Class B Units (which were acquired for C$10.00 under the prospectus filed in connection with the Alignvest IPO).

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, the AQX Founders agreed not to transfer any of their Founder Shares until the earlier of: (i) one year following completion of the Arrangement, or (ii) the value of the Class B Shares equalling or exceeding C$12.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the Arrangement, subject to applicable Securities Laws and TSX rules. Any Common Shares of TIP Inc. resulting from Class A Shares held by the AQX Founders are not subject to the forfeiture or transfer restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the Common Shares resulting from such Founders’ Shares are to be subject to forfeiture on the fifth anniversary of the Arrangement unless the value of the share price of the Founder’s Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-day trading period at any time following the closing of the Arrangement.

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In addition to other resale restrictions, none of the AQX Founders may, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, transfer any of their Common Shares resulting from Class B Units (or any of the Common Shares resulting from the Class B Shares or Alignvest Warrants underlying their Class B Units) until a date that is 30 days after the closing of the Arrangement, subject to applicable Securities Laws.

Pursuant to the Arrangement Agreement, AMC and Alignvest Partners, among others, have agreed to lock-up 50% of the equity securities of AQX (or TIP Inc.) that they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of AQX (or TIP Inc.) that they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time.

Shareholder Approval of the Arrangement and the Plan of the Arrangement

At the Meeting, AQX Shareholders will be asked to consider, and if deemed advisable, approve the Arrangement Resolution. Approval of the Arrangement Resolution requires the affirmative vote of a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

A quorum will be present at the Meeting if at least two registered or beneficial AQX Shareholders holding at least 25% of the AQX Shares entitled to vote at the Meeting are present or represented by proxy.

Court Approval and Completion of the Arrangement

The Arrangement requires the approval of the Court under the OBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the AQX Shareholders. Prior to the mailing of this Circular, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. Following receipt of the approval of the AQX Shareholders to the Arrangement Resolution, the Corporation intends to make an application to the Court for the Final Order at 10:00 a.m. (Toronto time) on January 26, 2017, or as soon as reasonably practicable. In deciding whether to grant the Final Order, the Court is expected to consider, among other things, the fairness of the Arrangement to AQX Shareholders.

Any AQX Shareholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve an appearance and response no later than 5:00 p.m. (Toronto time) on January 18, 2017 along with any other documents required, all as set out in the Interim Order and Notice of Application, the text of which are set out in Appendices “D” and “E” to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct (with the approval of both the Corporation and Trilogy), and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised that the issuance of Class B Shares on the conversion of Class A Restricted Voting Shares, the re-designation of the Class B Shares to Common Shares affecting AQX Shareholders in the United States the issuance of securities by Alignvest in connection with the Arrangement and the creation of the Special Voting Share have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court.

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Post-Arrangement Structure

Please refer to the section entitled “Corporate Structure - TIP Inc.” of the Prospectus attached as Appendix “F” to this Circular for the proposed corporate structure of TIP Inc. following completion of the Arrangement.

The Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement, including the Plan of Arrangement attached as Appendix “B” to the Circular, and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement which is filed on SEDAR under the Corporation’s profile at www.sedar.com. AQX Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement — Arrangement Steps”.

Effective Date of the Plan of Arrangement

After obtaining the approval of the AQX Shareholders to the Arrangement Resolution, upon the other conditions in the Arrangement Agreement, including receipt of the appropriate Regulatory Approvals, being satisfied or waived (if permitted) and upon the Final Order being granted, the Plan of Arrangement is anticipated to become effective at 9:01 a.m. (Toronto time) in Toronto, Ontario on the Effective Date. It is currently expected that the Effective Date will be on or about February 3, 2017.

Consideration

Under the terms of the Arrangement, the AQX Shares held by AQX Shareholders (other than AQX Shareholders properly exercising redemption rights) will automatically convert into Common Shares at a ratio of one (1) Common Share for every AQX Share. In addition, pursuant to their terms and in accordance with the terms and conditions of the Arrangement Agreement, all Alignvest Warrants outstanding immediately prior to the Arrangement will remain outstanding, unamended other than being deemed to be amended to be share purchase warrants to acquire Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share.

Covenants

Covenants Regarding the Conduct of Business

Each of Trilogy and the Corporation has given, in favour of the other, respectively, usual and customary covenants for an agreement of the nature of the Arrangement Agreement which are intended to ensure that each party carries on business in the ordinary course, excepting any action required to give effect to the Arrangement in accordance with the Arrangement Agreement, until the earlier of the Effective Time and the termination of the Arrangement Agreement.

In particular, Trilogy has agreed to use reasonable commercial efforts to preserve intact the current business organization of the Trilogy Group Companies, keep available the services of the present employees and agents of Trilogy and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors and distributors having business relationships with Trilogy and all other persons having a material business relationship with Trilogy. Additional covenants provided by Trilogy include, among other things: subject to limited exceptions, prohibitions on: amending constating documents or the terms of any of its outstanding securities (other than in connection with the Arrangement); capital alterations; the redemption of any shares; issuing or pledging securities (other than in connection with the Arrangement or in connection with the due exercise of the 2degrees Options or partially paid shares or the grant of 2degrees Options under the current 2degrees equity compensation plan); acquiring any material assets, securities, properties, interests or businesses; reorganizations, amalgamations, combinations or mergers with any person other than in connection with the Arrangement; selling, leasing, transferring or disposing any assets except for obsolete assets or assets sold in the Ordinary Course; certain capital expenditures; entering into any material financing or prepaying any indebtedness; making any loans, advances, capital contributions, investments or guarantees in or with respect to any other person; entering into any derivatives or financial instruments other than in the Ordinary Course; paying any bonus or profit sharing distribution other than in the Ordinary Course; changing accounting policies; granting any increase in the rate of wages, salaries, bonuses or other remuneration other than in the Ordinary Course; changing compensation benefits, change of control or severance pay of employees, directors and executive officers; cancelling, waiving, releasing, assigning, settling or compromising any material claims or rights other than in the Ordinary Course; compromising or settling any material litigation or investigation; other than in the Ordinary Course and in connection with the Arrangement, entering into, terminating or amending Material Contracts; abandoning or failing to diligently pursue any application for any material licenses, permits, authorizations or registrations; and materially changing any methods of reporting income or deductions for accounting or income tax purposes, making or revoking any material election relating to taxes other than in the Ordinary Course and with the consent of Alignvest, settling, compromising or agreeing to the entry of judgment with respect to any material tax proceeding, entering into any tax sharing, tax allocation or tax indemnification agreement or making a request for a tax ruling to any Governmental Entity.

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Covenants provided by the Corporation include, among other things: subject to limited exceptions, prohibitions on: amending constating documents or the terms of any of its outstanding securities other than in connection with the Arrangement; capital alterations; the redemption of any AQX Shares (other than in connection with the redemption rights exercised by AQX Shareholders); issuing or pledging securities (other than at an issue or conversion price that is not less than C$10.00 per AQX Share and other than the Alignvest Sponsor Equity Investment); acquiring any business; reorganizations, amalgamations, combinations or mergers with any person; entering into any material financing or prepaying any indebtedness (other than borrowing up to C$1 million in accordance with the rules of the TSX); making any loans advances, capital contributions, investments or guarantees in or with respect to any other person; changing accounting policies; cancelling, waiving, releasing, assigning, settling or compromising any material claims or rights; other than in the ordinary course of business and in connection with the Arrangement, entering into, terminating or amending Material Contracts; and abandoning or failing to diligently pursue any application for any material licenses, permits, authorizations or registrations.

Covenants of the Corporation Regarding the Arrangement

The Corporation has also covenanted and agreed with Trilogy that it will use reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including, but not limited to, the following:

(a)

using its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(b)

carrying out in accordance with and subject to the terms of the Arrangement Agreement, the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to the Arrangement or the Arrangement Agreement;

(c)

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, paying the aggregate subscription amount of U.S.$10,000 payable by Alignvest in connection with the Class A Units and the aggregate subscription amount of the Arrangement Subscription Consideration payable by Alignvest in connection with the Class B Units purchased by it under the Arrangement at the Effective Time;

(d)

if requested by Trilogy, reasonably co-operating with Trilogy (without Alignvest or Trilogy or any of their respective affiliates providing any additional consideration therefor) to ensure that, immediately following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to holders of 2degrees Options, as identified to the mutual satisfaction of Alignvest and Trilogy, to exchange any 2degrees Shares that may be issued upon exercise of 2degrees Options for AQX Shares or cash payable by 2degrees, subject to compliance with applicable Securities Laws, exemptions being available from prospectus requirements, Overseas Investment Act 2005 (New Zealand) requirements and the New Zealand Take-overs Code and applicable transfer requirements;

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(e)	complying in all material respects with all Laws; and

(f)

not taking any action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

Covenants of Trilogy Regarding the Arrangement

Trilogy has also covenanted and agreed with the Corporation that it will perform all obligations required to be performed by it under the Arrangement Agreement, co-operate with the Corporation in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including, but not limited to, the following:

(a)	defending all lawsuits or other legal, regulatory or other proceedings against Trilogy challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(b)

causing its legal counsel in (i) Bolivia and New Zealand to provide legal opinions dated as at the Effective Date in form satisfactory to Alignvest and Trilogy, and (ii) Washington State to provide a legal opinion dated as at the Effective Date in form satisfactory to Alignvest and Trilogy (collectively, the “Closing Trilogy Legal Opinions”);

(c)	providing such assistance as may be reasonably requested by the Corporation for the purposes of completing the Meeting;

(d)

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, issuing the Class A Units and Class B Units to Alignvest that are issuable to it under the Arrangement at the Effective Time;

(e)	complying in all material respects with all Laws;

(f)

not taking any action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(g)

ensuring that the number of Class C Units to be issued in exchange for Trilogy Equity Interests resulting from the Trilogy Reorganization Transaction pursuant to the terms of the LLC Agreement are determined in accordance with the Arrangement Agreement.

Additional Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, the Corporation has agreed to certain non-solicitation covenants in favour of Trilogy as follows:

(a)

The Corporation shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Corporation (collectively “AQX Representatives”), or otherwise, and shall not permit any such person to:

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(i)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Corporation;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Trilogy) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Corporation, provided, however, that, for greater certainty, the Corporation may advise any person making an unsolicited Acquisition Proposal for the Corporation that the Corporation is not permitted to pursue such Acquisition Proposal;

	(iii)	make an AQX Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Corporation; or

	(v)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for the Corporation.

(b)

The Corporation shall, and shall cause the AQX Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any person (other than Trilogy) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for the Corporation, and in connection with such termination shall:

	(i)	discontinue access to and disclosure of all information and any confidential information, properties, facilities, books and records of the Corporation; and

(ii)

request: (i) the return or destruction of all copies of any confidential information regarding the Corporation provided to any person (other than Trilogy), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Corporation in respect thereof.

Under the Arrangement Agreement, Trilogy has agreed to certain non-solicitation covenants in favour of the Corporation as follows:

(a)

Trilogy shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of Trilogy (collectively “Trilogy Representatives”), or otherwise, and shall not permit any such person to

(i)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Trilogy or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Corporation) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy, provided, however, that, for greater certainty, Trilogy may advise any person making an unsolicited Acquisition Proposal for Trilogy that it is not permitted to pursue such Acquisition Proposal;

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(iii)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for Trilogy; provided that the Subsidiaries of Trilogy (and the directors, officers and employees of each Subsidiary in their capacity as representatives of such Subsidiary) shall be permitted to refrain from taking any position with respect to an Acquisition Proposal; or

	(iv)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for Trilogy.

(b)

Trilogy shall, and shall cause the Trilogy Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Trilogy, and in connection with such termination shall:

	(i)	discontinue access to and disclosure of all information and any confidential information, properties, facilities, books and records of Trilogy and its subsidiaries; and

(ii)

request: (i) the return or destruction of all copies of any confidential information regarding Trilogy and its subsidiaries provided to any person who received it since January 1, 2016 (other than the Corporation) in connection with a material acquisition or disposition by a Trilogy Group Company, a sale of all or substantially all of the assets of a Trilogy Group Company or a material financing of a Trilogy Group Company, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Trilogy and its subsidiaries, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of Trilogy and its subsidiaries in respect thereof.

If the Corporation or any of the AQX Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for the Corporation, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Corporation, the Corporation shall immediately notify Trilogy, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for the Corporation, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal for the Corporation, inquiry, proposal, offer or request, and shall further provide Trilogy with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for the Corporation, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Corporation, inquiry, proposal, offer or request.

If Trilogy or any of the Trilogy Representatives, receives or otherwise becomes aware of, among other things, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for, or a financing transaction for, Trilogy, or any request for copies of, access to, or disclosure of, confidential information relating to Trilogy or its subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Trilogy or its subsidiaries, Trilogy shall immediately notify the Corporation, at first orally, and then promptly and in any event within 24 hours in writing, of:

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(a)

such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall further provide the Corporation with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

If at any time, prior to obtaining the Required Approval, the Corporation or Trilogy receives an Acquisition Proposal for the Corporation or Trilogy, respectively, from a person, the Corporation or Trilogy, as applicable, shall not, under any circumstances, engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal. Notwithstanding the foregoing, nothing shall prevent the AQX Board or the Trilogy Board, as applicable, from:

(a)	responding, through a directors' circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for the Corporation or Trilogy, as applicable;

(b)

making any disclosure to the AQX Shareholders if the AQX Board or the unitholders of Trilogy if the Trilogy Board, as applicable, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the AQX Board or the Trilogy Board, as applicable, or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of AQX Shareholders requisitioned by AQX Shareholders or unitholders of Trilogy requisitioned by unitholders of Trilogy, as applicable, in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal for the Corporation or Trilogy, as applicable, to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Insurance and Indemnification

The Corporation has agreed to purchase, on or prior to the Effective Date, customary directors’ and officers’ liability insurance policies providing coverage on terms acceptable to Alignvest and Trilogy, each acting reasonably.

On the Effective Date, Alignvest and Trilogy will enter into new director and officer indemnity agreements in customary form, with each of Alignvest’s current director and officers and with each new director and officer of TIP Inc.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by the Corporation to Trilogy and Trilogy to the Corporation, including representations and warranties related to due organization and qualification, capitalization and authorization to enter into the Arrangement Agreement and carry out their respective obligations thereunder. In addition, Trilogy has made certain customary representations and warranties particular to the conduct of its business, the ownership and sufficiency of its assets, the accuracy of its books and records and financial statements, certain employee matters and the lack of any claims, actions or proceedings that may cause a material adverse effect. The representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties.

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The representations and warranties of the Corporation and Trilogy contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Conditions to Closing

Mutual Conditions Precedent

Under the terms of the Arrangement Agreement, the Parties agreed that the respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	The Arrangement Resolution has been approved and adopted by the AQX Shareholders at the Meeting in accordance with the Interim Order.

(b)

The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either Alignvest or Trilogy, each acting reasonably, on appeal or otherwise.

(c)

approval from each of the OSC and the TSX shall have been obtained by Alignvest to enable the Arrangement to qualify as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall also have been obtained by Alignvest with respect to the listing of: (a) the Common Shares underlying the Class C Units on the TSX; (b) the Common Shares issuable in connection with the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment; (c) the Common Shares underlying the Alignvest Warrants; and (d) any other Common Shares issuable in connection with the transactions contemplated herein and in the Plan of Arrangement, in each case subject only to the satisfaction of customary listing conditions of the TSX.

(d)	The OIO Consent has been obtained on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date.

(e)

In addition to the OIO Consent, all Required Regulatory Approvals (as defined in the Arrangement Agreement) shall have been received or concluded on terms satisfactory to Alignvest and Trilogy and without undue burden on either of them, each acting reasonably, and in each case without the imposition of any Law, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the Arrangement Agreement.

(f)	All required third party consents shall have been obtained on terms satisfactory to Alignvest and Trilogy, each acting reasonably.

(g)

The Trilogy Unit Holder Approval shall remain in full force and effect and the 2degrees Shareholder Waivers (as defined in the Arrangement Agreement) shall have been obtained and remain in full force and effect, or the rights of first refusal to which such 2degrees Shareholder Waivers apply shall have lapsed.

(h)

No Law is enacted, made, enforced, amended or threatened, as applicable, that makes the consummation of the Arrangement illegal or otherwise prevents, prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement or any of the other transactions contemplated in the Arrangement Agreement.

(i)

There is no action, inquiry, investigation or proceeding pending or threatened by any Person or any order, ruling, regulation or interpretation is issued or made under or pursuant to any relevant statute or by any Governmental Entity in any jurisdiction that will, or might reasonably be expected to:

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(i)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on the AQX Shares or on Alignvest’s ability to acquire, hold, or exercise full rights of ownership over, the Class A Units and Class B Units purchased directly or indirectly by it under the Arrangement;

(ii)

prohibit, restrict the Arrangement, the ownership or operation by Alignvest of the business or assets of Trilogy directly or indirectly owned or controlled by Alignvest after the Effective Time, or compel Alignvest to dispose of or hold separate any material portion of such business or assets as a result of the Arrangement; or

(iii)

prevent, hinder or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect on any of the Trilogy Group Companies or their respective investors, or with respect to Alignvest or its investors, as applicable.

(j)	Alignvest shall have available immediately prior to the Effective Time the Minimum Cash Amount.

(k)

An amendment to the indenture for the 13.375% senior secured notes of Trilogy due May 15, 2019 relieving Trilogy from certain change of control obligations thereunder upon the satisfaction of a minimum cash amount shall have been entered into and shall be in full force and effect.

(l)	The RSU Plan shall be in full force and effect.

(m)	The LLC Agreement shall have been entered into and shall be in full force and effect as of the Effective Time.

(n)	The TINZ LLC Agreement shall have been entered into and shall remain in full force and effect.

For a more detailed description of the LLC Agreement, see the heading “Description of the Business of TIP Inc. - Trilogy LLC Agreement” in the attached Prospectus.

Additional Conditions Precedent to the Obligations of Trilogy

The obligations of Trilogy to complete the Arrangement shall be subject to the requirement that each of the following additional conditions be satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Trilogy and may only be waived, in whole or in part, by Trilogy in its sole discretion:

(a)

The representations and warranties of the Corporation in the Arrangement Agreement which are qualified by references to materiality were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Corporation were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Corporation has delivered a certificate confirming same to Trilogy, executed by two (2) senior officers of the Corporation (in each case without personal liability) addressed to Trilogy and dated the Effective Date;

(b)

The Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Trilogy, executed by two (2) senior officers of the Corporation (in each case without personal liability) addressed to Trilogy and dated the Effective Date;

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(c)

There shall not have occurred or exist a Material Adverse Effect (as defined in the Arrangement Agreement) with respect to the Corporation that has not been disclosed to Trilogy in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to the Corporation, and Trilogy shall have received a certificate signed on behalf of the Corporation by the chief executive officer and chief financial officer (in each case without personal liability) of the Corporation to such effect;

(d)	There shall not have been any breach of any of the Trilogy Voting Agreements by any party to any such agreement other than Trilogy;

(e)

The Alignvest Sponsor shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy’s prior written consent, not to be unreasonably withheld, by the Alignvest Sponsor purchasing Class A Restricted Voting Shares from existing AQX Shareholders or a combination of Class B Shares and Class A Restricted Voting Shares in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement;

(f)	Alignvest shall have capitalized Alignvest U.S. Subsidiary by way of a cash contribution in the amount of U.S.$10,000, which amount will be invested in Trilogy; and

(g)	The SG Enterprises Investor Rights Agreement shall have been entered into and shall remain in full force and effect.

Additional Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the Arrangement shall be subject to the requirement that each of the following additional conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(a)

The representations and warranties of Trilogy in the Arrangement Agreement which are qualified by references to materiality or by the expression “Material Adverse Effect” were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Trilogy in the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Trilogy has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of Trilogy (in each case without personal liability) addressed to the Corporation and dated the Effective Date;

(b)

Trilogy has fulfilled or complied in all material respects with each of the covenants of Trilogy contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of Trilogy (in each case without personal liability) addressed to the Corporation and dated the Effective Date;

(c)

There shall not have occurred or exist a Material Adverse Effect with respect to the Trilogy Group Companies that has not been disclosed to the Corporation in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred or exist a Material Adverse Effect on the Trilogy Group Companies, and the Corporation shall have received a certificate signed on behalf of (i) each Material Subsidiary by the chief executive officer and chief financial officer (in each case without personal liability) of such Material Subsidiary to such effect as to such Material Subsidiary and (b) Trilogy and its subsidiaries (other than the Material Subsidiaries) by the chief executive officer and chief financial officer (in each case without personal liability) of Trilogy as to Trilogy and its subsidiaries (other than the Material Subsidiaries) to such effect;

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(d)	Each of the Lock-up Agreements remains in full force and effect;

(e)	Alignvest shall have received the Closing Trilogy Legal Opinions, dated the Effective Date, from legal counsel to Trilogy or its Material Subsidiaries; and

(f)	The Sponsor Investor Rights Agreement shall have been entered into and shall remain in full force and effect.

Satisfaction of Conditions

The mutual conditions precedent, the additional conditions precedent to the obligations of Trilogy and the additional conditions precedent to the obligations of the Corporation set out in the Arrangement Agreement will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Termination of the Arrangement Agreement

The Parties have agreed that the Arrangement Agreement is effective from the date of the Arrangement Agreement until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	by the mutual written agreement of the Parties;

(b)	either the Corporation or Trilogy if:

(i) any of the mutual conditions precedent contained in the Arrangement Agreement are not satisfied prior to the Outside Date;

(ii)

after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or Trilogy from consummating the Arrangement, and such Law has, if applicable, become final and non- appealable or has not otherwise been rescinded or modified before the Outside Date such that it continues to prohibit or enjoin Alignvest and Trilogy from consummating the Arrangement; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)

the Corporation if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Trilogy under the Arrangement Agreement occurs that would cause any closing conditions in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with the Arrangement Agreement, and the Corporation is not then in breach of the Arrangement Agreement so as to cause any closing conditions in the Arrangement Agreement not to be satisfied; or

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(d)	Trilogy if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any closing condition in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with the Arrangement Agreement, and Trilogy is not then in breach of the Arrangement Agreement so as to cause any closing condition in the Arrangement Agreement not to be satisfied; or

	(ii)	an AQX Change in Recommendation occurs.

Expenses

Subject to certain exceptions, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the AQX Board with respect to the Arrangement and the Plan of Arrangement, AQX Shareholders should be aware that AMC has certain interests in connection with the Arrangement and the Plan of Arrangement that may be different from those of AQX Shareholders generally in connection with the Arrangement and the Plan of Arrangement. The AQX Board is aware of these interests and considered them along with the other matters described under the heading “The Arrangement - Background to the Arrangement”. For details on such interest see “Interest of Certain Persons in Matters to be Acted Upon”. See also “Subscriptions by Insiders of Alignvest”.

Directors

The directors of TIP Inc. (other than directors who are also executive officers) are expected to hold, in the aggregate, 10,830,346 Common Shares, 18,912,735 Class C Units and 418,669 Alignvest Warrants.

The following table sets out the number of Common Shares, Class C Units (which, by virtue of the Special Voting Share, carry voting rights in TIP Inc.) and Alignvest Warrants expected to be beneficially owned by, or for which control or direction is exercised by, the directors of TIP Inc. as of the Effective Date.

Name	Common Shares	Class C Units	Alignvest Warrants
Theresa E. Gillespie and John W. Stanton(2)	735,473	15,905,481	-
Mark Kroloff	26,322	3,007,254	-
Anthony Lacavera	500,000	-	-
Nadir Mohamed	190,792	-	11,629
Reza Satchu	9,377,759	-	407,040
Total	10,830,346	18,912,735	418,669

(1) See “Interest of Certain Persons in Matters to be Acted Upon”.

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(2) Held by SG Enterprises II, LLC, an entity owned and controlled by Theresa E. Gillespie and John W. Stanton.

Executive Officers

The following table sets out the number of Common Shares, Class C Units (which, by virtue of the Special Voting Share, carry voting rights in TIP Inc.) and Alignvest Warrants expected to be beneficially owned by, or for which control or direction is exercised by, the executive officers of TIP Inc. as of the Effective Date.

Name	Common Shares	Class C Units	Alignvest Warrants
Bradley J. Horwitz	37,376	1,219,962	-
Erik Mickels	-	-	-
Scott Morris	-	60,433	-
Juan Pablo Calvo	-	8,490	-
Stewart Sherriff	-	51,235	-
Total	37,376	1,340,120	-

REDEMPTION RIGHTS

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, no dissent rights will be available to AQX Shareholders in respect of the Arrangement.

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the Arrangement Resolution at the Meeting, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the second Business Day before the Meeting and, subject to applicable Law, upon the closing of the Arrangement, for an amount per Class A Restricted Voting Share, payable in cash, equal to the per Class A Restricted Voting Share amount on deposit in the Escrow Account at the time of the Meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. The redemption price per Class A Restricted Voting Share is expected to be approximately C$10.05. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Following the redemption, each of the remaining Class A Restricted Voting Shares will be automatically converted immediately following closing of the Arrangement into one Common Share, and the residual Escrow Account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the underwriters their deferred underwriting commissions in connection with the Corporation’s initial public offering, and to otherwise use at its discretion, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, is permitted to redeem more than an aggregate of 15% of the number of issued and outstanding Class A Restricted Voting Shares.

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A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Arrangement must do so by causing a participant (a “CDS Participant”) in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a written notice (the “Redemption Notice”) of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Arrangement. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Corporation’s transfer agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the Corporation’s transfer agent.

By causing a CDS Participant to deliver to CDS a notice of the owner’s intention to redeem Class A Restricted Voting Shares, an owner shall be deemed to have irrevocably surrendered his, her or its Class A Restricted Voting Shares for redemption (conditional on closing occurring) and appointed such CDS Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant regarding an owner’s intent to redeem which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the owner’s instructions will not give rise to any obligations or liability on the part of the Corporation to the CDS Participant or to the owner.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

DSU PLAN

Conditional upon the approval of the Arrangement Resolution at the Meeting, AQX Shareholders will be asked to consider and, if thought advisable, pass, a resolution authorizing the adoption by TIP Inc. of a new deferred share unit plan (the “DSU Plan”) in the form set forth in Appendix “G” of this Circular (the “DSU Plan Resolution”). A copy of the DSU Plan is included as Appendix “H” of this Circular.

The purpose of the DSU Plan is to provide independent directors of TIP Inc. with the opportunity to acquire deferred share units (“DSUs”) in order to allow them to participate in the long-term success of TIP Inc. and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

Independent directors are expected to be paid U.S.$100,000 per year, of which 2/3 is expected to be paid in DSUs and 1/3 in cash. The DSUs will be credited to an account maintained for the participant (a “DSU Account”). The DSU Plan also provides that appropriate adjustments, if any, will be made by the TIP Inc. Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant’s economic rights in respect of their DSUs in connection with such change in capitalization. A participant’s DSU Account will also be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the Common Shares. The number of DSUs to be credited as of an award date will be determined by dividing: (i) the amount to be paid by, (ii) the arithmetic average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.

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Any grant of DSUs under the DSU Plan shall be subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of TIP Inc. under the DSU Plan may not exceed 1.25% of the issued and outstanding Equity Interests; (ii) the maximum number of Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., at any time, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., within a 12-month period, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; and (iv) the annual grant to any individual independent director shall not exceed more than U.S.$66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Class A Restricted Voting Shares), the aggregate number of Common Shares reserved for issuance under the DSU Plan will not exceed approximately 1,113,899, representing approximately 1.25% of the outstanding Equity Interests on a non-diluted basis.

A participant shall have the right to receive Common Shares in respect of DSUs recorded in the participant’s DSU Account, less any source deductions, on one of the following dates (the “Distribution Date”): (i) the date on which the participant ceases service as a director of TIP Inc. (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of Common Shares to be issued to the participant on the Distribution Date shall be equal to the number of DSUs credited to the participant’s DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of TIP Inc., elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the arithmetic average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any source deductions.

In the event of a restatement of TIP Inc.’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an “Awarded DSU”) would not have been issued to such participant based on such restated results, the TIP Inc. Board shall review the grant of the Awarded DSUs.

If the TIP Inc. Board determines that: (i) any Awarded DSUs would not have been issued had TIP Inc.’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”) and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs shall be cancelled, and the TIP Inc. Board shall, in accordance with the DSU Plan, seek to recover for the benefit of TIP Inc., the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.

Unless approved by the TIP Inc. Board, no DSUs may be redeemed by a participant at a time when a blackout restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a blackout restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant’s Separation Date, without any further action, be extended to the tenth (10) day after the date such restriction ends.

The TIP Inc. Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall: (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan), (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Shareholder approval shall not be required for the following amendments and the TIP Inc. Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change to the eligible participants of the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

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Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of TIP Inc.; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above U.S. $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require shareholders’ approval under the amendment section of the DSU Plan.

The existence of any DSUs shall not affect in any way the right or power of TIP Inc. or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of TIP Inc.’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of TIP Inc., or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of TIP Inc., or any amalgamation, combination, merger, arrangement or consolidation involving TIP Inc. or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination may occur in connection with a merger.

Upon the occurrence of an event (a “Change of Control Event”) resulting in a change of control over more than 50% of the outstanding voting securities of TIP Inc. or the sale of all or substantially all of the property of TIP Inc., all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the TIP Inc. Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the TIP Inc. Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the TIP Inc. Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the TIP Inc. Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control Event, and on such terms as it sees fit, any DSUs not settled.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

If the DSU Plan Resolution is approved, TIP Inc. will have the ability to continue granting DSUs under the DSU Plan until three years from the date when shareholder approval is being sought at the Meeting.

RSU PLAN

Conditional upon the approval of the Arrangement Resolution at the Meeting, AQX Shareholders will be asked to consider and, if thought advisable, pass, a resolution authorizing the adoption by TIP Inc. of a new restricted share unit plan (the “RSU Plan”) in the form set forth in Appendix “I” of this Circular (the “RSU Plan Resolution”). A copy of the DSU Plan is included as Appendix “J” of this Circular.

Eligible Participants

The RSU Plan will be administered by the C&CG Committee of the TIP Inc. Board or such other Committee of the TIP Inc. Board as may be designated by the TIP Inc. Board (the “Committee”). Employees, directors and eligible consultants of TIP Inc. and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, TIP Inc., under the authority of the TIP Inc. Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive restricted share units (“RSUs”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of TIP Inc. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

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Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant’s employment is terminated without cause within 12 months of a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of TIP Inc.). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date the arithmetic average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board). The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of TIP Inc. All vested or expired RSUs are available for future grants.

Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 7.5% of the number of issued and outstanding Equity Interests from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the issued and outstanding Equity Interests of TIP Inc. as of the date of the grant on a non-diluted basis. All of the Common Shares covered by settled, cancelled or terminated RSUs will automatically become available Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Under the Arrangement Agreement it has been agreed that the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of 2degrees Options. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Class A Restricted Voting Shares), the aggregate number of Common Shares reserved for issuance under the RSU Plan will not exceed approximately 6,683,393, representing approximately 7.5% of the outstanding Equity Interests on a non-diluted basis.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of TIP Inc., will not exceed 10% of the total number of outstanding Equity Interests. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of TIP Inc. within any one year period, will not exceed 10% of the total number of outstanding Equity Interests.

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Adjustments to Number of Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by TIP Inc. in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at TIP Inc.’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by TIP Inc. in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as TIP Inc. may permit, to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s current or former spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The TIP Inc. Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the TIP Inc. Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

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(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

If the RSU Plan resolution is approved, TIP Inc. will have the ability to grant RSUs under the RSU Plan until three years from the date when shareholder approval is being sought at the Meeting.

SUBSCRIPTIONS BY INSIDERS OF ALIGNVEST

Pursuant to the Alignvest Sponsor Equity Investment and certain of the Additional Alignvest Subscriptions, certain insiders (as defined in the Securities Act) of Alignvest have agreed to subscribe for Class B Shares, conditional upon the closing of the Arrangement, as follows:

  Alignvest Partners, which is managed by AMC (which currently holds 6,677,760 Class B Shares, representing 19.93% of all issued and outstanding AQX Shares), has agreed to subscribe for approximately US$21.2 million of new Class B shares at C$10.00 per Class B Share;

  Donald Walker, a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares, has agreed to subscribe for C$2.5 million of new Class B shares at C$10.00 per Class B Share;

  Adam Jiwan, a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares, has agreed to subscribe for U.S.$1.0 million of new Class B shares at C$10.00 per Class B Share;

  Razor Suleman, a director of AQX, has agreed to subscribe for U.S.$400,000 of new Class B shares at C$10.00 per Class B Share; and

  Bonnie Brooks, a director of AQX who currently holds 152,634 Class B Shares, representing approximately 0.46% of all issued and outstanding AQX Shares, has agreed to subscribe for C$500,000 of new Class B shares at C$10.00 per Class B Share;

each in accordance with the terms and conditions contained in subscription agreements between Alignvest and each of the above-mentioned subscribers.

Based on an exchange rate of U.S.$0.75 to C$1.00, these represent a total of 3,320,000 AQX Shares or 9.91% of the total issued and outstanding AQX Shares. Due to fluctuations in the foreign exchange rate between the U.S. dollar and the Canadian dollar, these subscriptions may result in an issuance of Class B Shares exceeding 10% of the total issued and outstanding AQX Shares. As such, Alignvest is seeking the approval of disinterested holders of AQX Shares, being all holders of Class A Restricted Voting Shares and all holders of Class B Shares other than AMC and the individual directors listed above (totaling 26,294,742 AQX Shares).

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If: (i) the number of Class B Shares issuable to insiders of Alignvest does exceeds 10% of the issued and outstanding AQX Shares based on the exchange rate of the U.S. dollar to the Canadian dollar at the Effective Time; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

Alignvest is very pleased by the level of financial support shown by the Participating Insiders for the transaction, which will benefit all shareholders and the Corporation. The Class B shares issuable pursuant to the above-mentioned investments (the “Subscription Shares”) will be issued for the same C$10.00 per share price as the Class A Restricted Voting Units issued for in the original initial public offering of Alignvest, which included ½ of a share purchase warrant. Furthermore, the Subscription Shares to be issued to the Participating Insiders are being subscribed for in advance on a committed basis for approximately a 1% discount to the current trading price of the Class A Restricted Voting Shares, and without any commission, which represents an extremely attractive cost of funds.

PROCEDURE FOR THE EXCHANGE OF AQX SHARES

If the Arrangement is completed, CDS is expected to effect a share exchange of the non-redeemed Class A Restricted Voting Shares for the Common Shares in accordance with the terms of the Arrangement. Beneficial owners of Class A Restricted Voting Shares are not required to take any further action to receive the Common Shares which they are entitled to receive pursuant to the Arrangement.

The return of the certificate or certificates representing AQX Shares and all additional documents as the Corporation may reasonably require, will enable each registered holder of AQX Shares to obtain the Consideration to which such holder of AQX Shares is entitled under the Arrangement.

STOCK EXCHANGE LISTINGS

The Corporation is a reporting issuer in each of the provinces and territories of Canada and the Class A Restricted Voting Shares and Alignvest Warrants currently trade on the TSX under symbols “AQX.A” and “AQX.WT”, respectively. Shortly after the Effective Date and subject to approval of the TSX, the Common Shares and the amended Alignvest Warrants will be listed and posted for trading on the TSX under symbols “TRL” and “TRL.WT”, respectively.

CANADIAN SECURITIES LAW MATTERS

The distribution of the Common Shares pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable Securities Laws. The Common Shares received pursuant to the Plan of Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Common Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling securityholder is an insider or officer of TIP Inc., the selling securityholder has no reasonable grounds to believe that TIP Inc. is in default of applicable Canadian securities laws.

UNITED STATES SECURITIES LAWS MATTERS

The issuance of Class B Shares on the conversion of the Class A Restricted Voting Shares and the re-designation of the Class B Shares to Common Shares affecting AQX Shareholders in the United States, the issuance of AQX Shares to 2Degrees Participating Securityholders and TINZ Participating Unit Holders in the United States and the securities to be issued pursuant to the Trilogy Reorganization Transaction, the issuance of securities by Alignvest in connection with the Alignvest Additional Subscriptions and Alignvest Sponsor Equity Investment and the creation and issuance of the Special Voting Share, all pursuant to the Arrangement (collectively, the “3(a)(10) Securities”), have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such 3(a)(10) Securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on December 19, 2016, and, subject to the approval of the Arrangement Resolution by the AQX Shareholders, a hearing for a final order approving the Arrangement is expected to be held at 10:00 a.m. (Toronto time) on January 26, 2017 (or as soon thereafter as legal counsel can be heard) at the Superior Court of Justice (Commercial List), 330 University Avenue, Toronto, Ontario. All AQX Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted after the Court considers the substantive and procedural fairness of the Arrangement to the AQX Shareholders, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the 3(a)(10) Securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

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The 3(a)(10) Securities, including, for clarity, the Class B Shares issuable on the conversion of the Class A Restricted Voting Shares and the Common Shares issuable on re-designation of the Class B Shares, may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Alignvest at the time of such resale or who have been affiliates of Alignvest within ninety days before such resale. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Holders of the 3(a)(10) Securities in the United States who are affiliates of Alignvest solely by virtue of their status as an officer or director of Alignvest may sell their 3(a)(10) Securities outside the United States in compliance with Regulation S under the U.S. Securities Act.

Alignvest is currently a “foreign private issuer,” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. AQX Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of Alignvest and other financial information included or incorporated by reference in this Circular have been prepared in Canadian dollars.

AQX Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Alignvest is incorporated or organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Alignvest and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for AQX Shareholders resident in the United States to effect service of process within the United States upon Alignvest, their respective officers or directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, AQX Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

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THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations that will be generally applicable to (i) a holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are redeemed by the Corporation, (ii) a holder of Class A Restricted Voting Shares who acquires Common Shares pursuant to the Arrangement, and (iii) a holder of Alignvest Warrants (each, a “Holder”). This summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with the Corporation or Trilogy and holds or will hold, as applicable, Class A Restricted Voting Shares, Class B Shares, Common Shares and Alignvest Warrants (collectively, the “Relevant Securities”) as capital property at all relevant times. Generally, the Relevant Securities will be considered to be capital property to a Holder provided the Holder does not hold the Relevant Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that the Common Shares will, at all material times, be listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX).

This summary is based on the current provisions of the Tax Act, an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency and the Tax Proposals. This summary assumes that the Tax Proposals will be enacted as proposed. There can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal, provincial, territorial or foreign income tax legislation or considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder as a result of the Arrangement. Moreover, the income and other tax consequences of the Arrangement will vary depending on the Holder’s particular circumstances including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement in their particular circumstances.

Taxation of Holders Resident in Canada

The following portion of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a “Resident Holder”).

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This summary is not applicable to a Resident Holder (i) that is a “financial institution” as defined in the Tax Act for the purpose of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has elected to report its Canadian tax results in a currency other than Canadian currency, (iv) that holds an interest in which would be a “tax shelter investment” as defined in the Tax Act, or (v) that has entered or will enter into a “derivative forward agreement”, as such term is defined in the Tax Act, in respect of any of the Relevant Securities. Any such Resident Holder should consult its own tax advisors with respect to the consequences of the Arrangement.

Certain Resident Holders who might not otherwise be considered to hold their Class A Restricted Voting Shares, Class B Shares or Common Shares as capital property may, in certain circumstances, be entitled to have such shares, and all other “Canadian securities” owned or subsequently owned by such Resident Holder, treated as capital property by making an irrevocable election in accordance with the Tax Act. Resident Holders should consult their own tax advisors to determine whether an election is available and advisable in their particular circumstances. Such election will not apply to the Alignvest Warrants.

Considerations Applicable to Resident Holders who Elect to Redeem their Class A Restricted Voting Shares

Deemed Dividend

Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption and whose Class A Restricted Voting Shares are redeemed by the Corporation pursuant to the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the aggregate Class A Restricted Voting Share redemption price paid to such Resident Holder exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Resident Holder’s Class A Restricted Voting Shares that are redeemed by the Corporation. The amount of any deemed dividend will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such Class A Restricted Voting Shares. In the case of a corporate Resident Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

The Class A Restricted Voting Shares will be “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act, and as a result, Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares.

Capital Gain or Loss

A Resident Holder will be considered to have disposed of such Class A Restricted Voting Shares for proceeds of disposition equal to the aggregate Class A Restricted Voting Share redemption price paid to such Resident Holder, less the amount of any deemed dividend (as discussed above). Such a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of its Class A Restricted Voting Shares immediately before such disposition and any reasonable costs of disposition. See “Considerations Applicable to All Resident Holders – Taxation of Capital Gains and Losses” below.

Where a Resident Holder is a corporation, a trust of which a corporation is a beneficiary or a partnership of which a corporation is a member, in certain circumstances the amount of any capital loss otherwise determined may be reduced by the amount of ordinary dividends (including a deemed dividend, as discussed above) previously received on the Class A Restricted Voting Shares. These rules may also apply where a trust or partnership is a member of a partnership or a beneficiary of a trust that owns Class A Restricted Voting Shares.

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Considerations Applicable to Resident Holders who do not Elect to Redeem their Class A Restricted Voting Shares

Conversion of Class A Restricted Voting Shares into Class B Shares

The automatic conversion of Class A Restricted Voting Shares into Class B Shares will be deemed not to constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of the Class B Shares received on the conversion of Class A Restricted Voting Shares will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted Class A Restricted Voting Shares immediately before the conversion.

Re-Designation of Class B Shares as Common Shares

The re-designation of Class B Shares as Common Shares will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of Common Shares will be equal to the Resident Holder’s adjusted cost base of the Class B Shares immediately before the re-designation.

Taxation of Dividends

Dividends (including deemed dividends) received on Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Corporation.

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Common Share or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

A Resident Holder may be subject to United States withholding tax on dividends received on the Common Shares (see “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders of Holding and Disposing Common Shares – Distributions on Common Shares”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Common Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Common Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Common Shares.

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Considerations Applicable to Resident Holders of Alignvest Warrants

Amendment to Alignvest Warrants

The deemed amendment of Alignvest Warrants as share purchase warrants to acquire Common Shares should not constitute a disposition of Alignvest Warrants for purposes of the Tax Act and, accordingly, not give rise to a capital gain or capital loss.

Considerations Applicable to All Resident Holders

Taxation of Capital Gains and Losses

One-half of any capital gain (a taxable capital gain) realized by a Resident Holder on the disposition or deemed disposition of a share or warrant must be included in computing the Resident Holder’s income and one-half of any capital loss (an allowable capital loss) must generally be deducted from taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on investment income for the year, which is defined to include taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to alternative minimum tax under the Tax Act.

Taxation of Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident nor deemed to be resident in Canada at all relevant times and does not use or hold, and is not deemed to use or hold, the Relevant Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Considerations Applicable to Non-Resident Holders who Elect to Redeem their Class A Restricted Voting Shares

Non-Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption and whose Class A Restricted Voting Shares are redeemed by the Corporation pursuant to the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the aggregate Class A Restricted Voting Share redemption price paid to such Non-Resident Holder exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Non-Resident Holder’s Class A Restricted Voting Shares that are redeemed by the Corporation.

Any dividend that is deemed to be paid or credited to a Non-Resident Holder on the redemption of Class A Restricted Voting Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

The amount of any deemed dividend arising on the redemption by the Corporation of Class A Restricted Voting Shares will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Class A Restricted Voting Shares. NonResident Holders will not be subject to tax on any capital gain or capital loss that arises with respect to the disposition of Class A Restricted Voting Shares provided that such shares are not “taxable Canadian property” of the Non-Resident Holder. See “Disposition of Securities” below.

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Considerations Applicable to Non-Resident Holders who do not Elect to Redeem their Class A Restricted Voting Shares

Conversion of Class A Restricted Voting Shares into Class B Shares

The tax consequences of the automatic conversion of a Class A Restricted Voting Share held by a Non-Resident Holder to a Class B Share are the same as those described above under “Holders Resident in Canada – Considerations Applicable to Resident Holders who Do Not Elect to Redeem their Class A Restricted Voting Shares - Conversion of Class A Restricted Voting Shares into Class B Shares”.

Re-designation of Class B Shares as Common Shares

The tax consequences of the re-designation of a Class B Share held by a Non-Resident Holder as a Common Share are the same as those described above under “Holders Resident in Canada – Considerations Applicable to Resident Holders who Do Not Elect to Redeem their Class A Restricted Voting Shares – Re-Designation of Class B Shares as Common Shares”.

Distributions on Common Shares

Any dividends on Common Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Considerations Applicable to Non-Resident Holders of Alignvest Warrants

Amendment to Alignvest Warrants

The tax consequences of the deemed amendment of Alignvest Warrants as share purchase warrants to acquire Common Shares to a Non-Resident Holder are generally the same as those described above under “Holders Resident in Canada – Considerations Applicable to Resident Holders of Alignvest Warrants – Amendment to Alignvest Warrants”.

Considerations Applicable to the Disposition of Securities

Disposition of Securities

As long as the Class A Restricted Voting Shares or Common Shares, as applicable, are then listed on a designated stock exchange (which currently includes the TSX), the Class A Restricted Voting Shares or Common Shares, as applicable, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Class A Restricted Voting Shares or Common Shares, as applicable: (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation was owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act) and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Class A Restricted Voting Shares or Common Shares, as applicable, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Class A Restricted Voting Shares or Common Shares, as applicable, are otherwise deemed under the Tax Act to be taxable Canadian property.

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A Class A Restricted Voting Share or Common Share may be deemed to be taxable Canadian property in certain circumstances where it was acquired in exchange for property that was itself taxable Canadian property.

If the Class A Restricted Voting Shares or Common Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Class A Restricted Voting Shares or Common Shares (as the case may be) may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Class A Restricted Voting Shares or Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth a summary of the principal U.S. federal income tax consequences (1) of the Arrangement to: (i) U.S. Holders (as defined below) of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are redeemed by the Corporation, (ii) U.S. Holders of Class A Restricted Voting Shares who acquire Common Shares pursuant to the Arrangement; (iii) U.S. Holders of Alignvest Warrants; and (iv) the Corporation; and (2) of the ownership and disposition of the Common Shares following the Arrangement to U.S. Holders and Non-U.S. Holders (as defined below). This summary does not discuss tax consequences to holders of Class B Shares. Except as set forth below, this summary does not discuss tax reporting requirements.

This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences described in this disclosure.

The Corporation has not obtained, and will not obtain, a ruling from the U.S. Internal Revenue Service (the “IRS”) or opinion of legal counsel with respect to any U.S. federal tax consequences of the Arrangement described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

This summary is being provided for general information only and is not tax advice. You should consult your own tax advisors about the U.S. federal tax consequences of the Arrangement and of holding and disposing of the Common Shares of the Corporation, as well as any tax consequences that may arise under the laws of any non-U.S., state, local or other taxing jurisdiction or under any applicable tax treaty and applicable reporting requirements.

As used in this summary, the term “U.S. Holder” means a beneficial owner of the Class A Restricted Voting Shares or Alignvest Warrants (or after the Arrangement, of the Common Shares or Alignvest Warrants) that is for U.S. federal income tax purposes:

(i)	an individual treated as a citizen or resident of the United States;

(ii)

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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(iv)

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A beneficial owner of the Class A Restricted Voting Shares or Alignvest Warrants (or after the Arrangement, of the Common Shares or Alignvest Warrants) who is not a U.S. Holder and is not a partnership is referred to as a “Non-U.S. Holder.”

The Corporation assumes in this discussion that the Class A Restricted Voting Shares and Class B Shares to be exchanged are, and the Common Shares and Alignvest Warrants will be, held as a capital asset within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. For example, this summary of U.S. tax consequences does not address the tax treatment of special classes of holders, such as: (a) financial institutions or financial services entities; (b) insurance companies; (c) taxpayers who have elected mark-to-market accounting for U.S. tax purposes; (d) tax-exempt entities; (e) governments or agencies or instrumentalities thereof; (f) regulated investment companies or real estate investment trusts; (g) broker-dealers; (h) United States expatriates or former long-term residents of the United States; (i) persons subject to the alternative minimum tax; (j) partnerships or other pass-through entities; (k) persons that hold Class A Restricted Voting Shares, Class B Shares, Alignvest Warrants or Common Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; (l) controlled foreign corporations; (m) corporations that accumulate earnings to avoid U.S. federal income tax; (n) passive foreign investment companies; (o) holders who acquired their Class A Restricted Voting Shares or Class B Shares pursuant to employee stock options, participation in an employee stock purchase plan or otherwise as compensation; (p) except as discussed below in connection with the Conversion, holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation after the Arrangement; and (q) persons whose functional currency is not the U.S. dollar.

If a partnership (including, for this purpose, any other entity either organized within or without the United States that is treated as a partnership for U.S. federal income tax purposes) holds Class A Restricted Voting Shares, Class B Shares, Common Shares or Alignvest Warrants, the tax treatment of a partner as a beneficial owner of such shares generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership holding Class A Restricted Voting Shares, Class B Shares, Common Shares or Alignvest Warrants, such U.S. Holder should consult its own tax advisors regarding the tax consequences of the Arrangement.

Tax Treatment of the Arrangement to the Corporation

As a result of the Arrangement, pursuant to Code Section 7874(b) and the Treasury Regulations promulgated thereunder, notwithstanding that the Corporation is organized under the provisions of the Ontario Business Corporations Act, solely for U.S. federal income tax purposes, it is anticipated that the Corporation will be treated as converting to a U.S. domestic corporation at the end of the day immediately preceding the Effective Date under a tax-deferred reorganization under Code Section 368(a)(1)(F) (the “Conversion”). The Corporation should not recognize any gain or loss as a result of the Conversion.

The Corporation anticipates that it will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Code Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Corporation being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Corporation that are not discussed in this summary.

Generally, the Corporation will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is "U.S. source" or "foreign source") and will be required to file a U.S. federal income tax return annually with the IRS. The Corporation anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Corporation as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Corporation in Canada. Accordingly, it is possible that the Corporation will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Common Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that the Corporation will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

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Tax Consequences of the Arrangement to U.S. Holders

Conversion of the Corporation into a U.S. Domestic Corporation

Tax Considerations Upon the Conversion

Subject to the discussion in “Effects of Code Section 367(b) Upon the Conversion” below, the following U.S. federal income tax consequences will result from the Conversion:

(i)	U.S. Holders will be deemed to exchange their Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. domestic corporation;

(ii)	U.S. Holders will recognize no gain or loss as a result of the Conversion;

(iii)

the aggregate tax basis of Class A Restricted Voting Shares after the Conversion will be the same as such U.S. Holder’s aggregate tax basis in the Class A Restricted Voting Shares immediately prior to the Conversion; and

(iv)	the holding period of Class A Restricted Voting Shares will include the holding period of the Class A Restricted Voting Shares prior to the Conversion.

Effects of Code Section 367(b) Upon the Conversion

Notwithstanding qualification of the Arrangement as a tax-deferred reorganization under Code Section 368(a)(1)(F), U.S. Holders may nevertheless, in certain circumstances, recognize taxable income in connection with the Arrangement under Code Section 367(b). U.S. Holders who own, directly or indirectly under certain stock attribution rules, 10% or more of the combined voting power of the Corporation (each, a “10% U.S. Shareholder”) will be required to recognize as dividend income a proportionate share of the Corporation’s “all earnings and profits amount” (“All E&P Amount”), if any, as determined under applicable Treasury Regulations.

A U.S. Holder that is not a 10% U.S. Shareholder is not required to include any part of the All E&P Amount in income unless such U.S. Holder makes an election to do so (a “Deemed Dividend Election”). Absent a Deemed Dividend Election, such U.S. Holder must recognize gain, but will not recognize any loss, upon the deemed exchange of such U.S. Holder’s Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. domestic corporation if such Class A Restricted Voting Shares have a fair market value of U.S.$50,000 or more on the date the Arrangement is completed. The gain recognized will be added to the transferred basis in Class A Restricted Voting Shares in a U.S. domestic corporation that such U.S. Holder will receive in exchange for the Class A Restricted Voting Shares surrendered.

If a U.S. Holder that is not a 10% U.S. Shareholder and that does not make a Deemed Dividend Election holds different blocks of Class A Restricted Voting Shares acquired at different prices and has a built-in gain in one or more blocks of such shares and a built-in loss in the remaining blocks of such shares, such U.S. Holder should consult its own tax advisors for purposes of determining the amount of gain to be recognized in connection with the disposition of such Class A Restricted Voting Shares in the Arrangement.

By making a Deemed Dividend Election, a U.S. Holder that is not a 10% U.S. Shareholder will, in lieu of recognizing gain upon the exchange of Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. domestic corporation under the Arrangement as described above, recognize as dividend income a proportionate share of the Corporation’s All E&P Amount, if any. A Deemed Dividend Election can be made only if the Corporation provides such U.S. Holder with information as to the All E&P Amount in respect of such U.S. Holder and the U.S. Holder elects and files certain notices with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Arrangement occurs.

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The Corporation anticipates that it will have a nominal All E&P Amount per share from inception through the Effective Date. The Corporation will continue to refine the computation of its All E&P Amount, as well as estimate its All E&P Amount through the date of closing of the Arrangement, which closing date All E&P Amount will need to be finally determined after the Effective Date.

A U.S. Holder that is not a 10% U.S. Shareholder and who owns Class A Restricted Voting Shares with a fair market value of less than U.S.$50,000 on the Effective Date will not be subject to tax under Code Section 367(b) upon the Conversion.

Required Notices Under Code Section 367(b)

A notice under Code Section 367(b) (a “Section 367(b) Notice”) must be filed by holders of Class A Restricted Voting Shares that are 10% U.S. Shareholders. U.S. Holders that are not 10% U.S. Shareholders are required to file a Section 367(b) Notice only if they make a Deemed Dividend Election, and a notice of such election must be sent to the Corporation on or before the date the Section 367(b) Notice is filed. U.S. Holders must attach the Section 367(b) Notice to their timely filed U.S. federal income tax return for the taxable year in which the Arrangement occurs.

The requirements of Code Section 367(b) are complex. U.S. Holders should consult their own tax advisors regarding the application of Code Section 367(b) to their own particular circumstances and the notice and election requirements discussed above.

Passive Foreign Investment Company Considerations in Connection with the Conversion

In addition to the possibility of taxation under Code Section 367(b) as described above, the Conversion may be a taxable event to U.S. Holders if the Corporation is, or ever was, a passive foreign investment company (“PFIC”) under Code Section 1297.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The Corporation believes that it was a PFIC during its initial tax year ended April 30, 2016, and based on its income, assets and activities during its current tax year, the Corporation expects that it should be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of the Corporation has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of the Corporation during its current tax year or any prior or future tax year.

Under proposed Treasury Regulations, if the Corporation was classified as a PFIC for any tax year during which a U.S. Holder held Class A Restricted Voting Shares, special rules, set forth in the proposed Treasury Regulations, may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Conversion. Such proposed Treasury Regulations generally would require gain recognition by Non-Electing Shareholders (as defined below) as a result of the Conversion. Under such rules:

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(i)

the Conversion may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a tax-deferred reorganization under Code Section 368(a)(1)(F), as discussed above;

(ii)

any gain on the deemed exchange of the Class A Restricted Voting Shares for Class A Restricted Voting Shares in a U.S. corporation pursuant to the Conversion will be allocated ratably over such U. S. Holder’s holding period;

(iii)	the amount allocated to the current tax year and any tax year prior to the first tax year in which the Corporation was classified as a PFIC will be taxed as ordinary income in the current tax year;

(iv)	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(v)

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U. S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Code Section 1296 (a “Mark-to-Market Election”) or a timely and effective election to treat the Corporation as a “qualified electing fund” (a “QEF”) under Code Section 1295 (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Conversion. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any tax year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. Holder who makes the Mark-to- Market Election generally must include as ordinary income each year the excess of the fair market value of relevant shares over the U.S. Holder’s tax basis therein.

With respect to its initial tax year ended April 30, 2016 and its current tax year ending on the date prior to the Effective Date, the Corporation will use commercially reasonable efforts to satisfy the record keeping requirements that apply to a QEF and supply U.S. Holders with information, including PFIC Annual Information Statements, that such U.S. Holders require to report under the QEF rules. The Corporation may choose to provide the PFIC Annual Information Statement on its website. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election or a Mark-to-Market Election is referred to for purposes of this summary as a “Non-Electing Shareholder.”

The proposed Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Conversion.

The PFIC provisions are complex. U.S. Holders should consult their own tax advisors regarding the application of the PFIC regime, including whether the proposed Treasury Regulations under Code Section 1291(f) would apply to the Conversion, the impact of making a Mark-to-Market Election or a QEF Election and/or other elections under the PFIC provisions, and the availability of, and procedures for making, such elections under the Code and Treasury Regulations.

Conversion of Class A Restricted Voting Shares to Class B Shares

The conversion of Class A Restricted Voting Shares into Class B Shares should qualify as a tax-deferred "recapitalization" within the meaning of Code Section 368(a)(1)(E) (a "Recapitalization") and/or a tax-deferred exchange under Code Section 1036(a). If the conversion qualifies as a Recapitalization or tax-deferred exchange, then the following U.S. federal income tax consequences will result for U.S. Holders:

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(i)	a U.S. Holder of Class A Restricted Voting Shares who exchanges Class A Restricted Voting Shares for Class B Shares will not recognize gain or loss as a result of such conversion;

(ii)

the aggregate tax basis of a U.S. Holder in the Class B Shares acquired in the conversion will be equal to such U.S. Holder's aggregate tax basis in the Class A Restricted Voting Shares surrendered in exchange therefor; and

(iii)

the holding period of a U.S. Holder for the Class B Shares acquired in the conversion will include such U.S. Holder's holding period for the Class A Restricted Voting Shares surrendered in exchange therefor.

Re-Designation of Class B Shares as Common Shares

The re-designation of Class B Shares as Common Shares should qualify as a tax-deferred Recapitalization and/or a tax-deferred exchange under Code Section 1036(a). If the re-designation qualifies as a Recapitalization or tax-deferred exchange, then the following U.S. federal income tax consequences will result for U.S. Holders:

(i)	a U.S. Holder of Class B Shares who exchanges Class B Shares for Common Shares will not recognize gain or loss as a result of such conversion;

(ii)

the aggregate tax basis of a U.S. Holder in the Common Shares acquired in the conversion will be equal to such U.S. Holder's aggregate tax basis in the Class B Shares surrendered in exchange therefor; and

(iii)	The holding period of a U.S. Holder for the Common Shares acquired in the conversion will include such U.S. Holder's holding period for the Class B Shares surrendered in exchange therefor.

Redemption of Class A Restricted Voting Shares

The U.S. federal income tax treatment of U.S. Holders who elect to deposit their Class A Restricted Voting Shares for redemption and whose Class A Restricted Voting Shares are redeemed by the Corporation pursuant to the Arrangement will depend on whether the redemption qualifies as a sale of the Class A Restricted Voting Shares under Code Section 302. If the redemption qualifies as a sale of the Class A Restricted Voting Shares under that section, the U.S. Holder will be treated as described under “Dispositions of Common Shares” below with respect to such U.S. Holder’s Class A Restricted Voting Shares. If the redemption does not qualify as a sale of Class A Restricted Voting Shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described under “Distributions on Common Shares” below with respect to their Class A Restricted Voting Shares. Whether the redemption qualifies for sale treatment will depend largely on the percentage of the shares of the Corporation’s outstanding stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder, for example, as a result of owning Alignvest Warrants) both before and after the redemption. The redemption of Class A Restricted Voting Shares generally will be treated as a sale (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to such U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in the Corporation or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by such U.S. Holder, but also shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Common Shares which could be acquired pursuant to the exercise of the Alignvest Warrants. In order to meet the substantially disproportionate test, the percentage of the Corporation’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Class A Restricted Voting Shares must, among other requirements, be less than 80% of the percentage of the Corporation’s outstanding voting stock actually and constructively owned by such U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Corporation’s stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Corporation’s stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock of the Corporation. The redemption of the Class A Restricted Voting Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Corporation. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in the Corporation will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of such U.S. Holder’s Class A Restricted Voting Shares.

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If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Distributions on Common Shares,” below with respect to such U.S. Holder’s Class A Restricted Voting Shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A Restricted Voting Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Class A Restricted Voting Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Alignvest Warrants, or possibly in other stock of the Corporation constructively owned by it.

Tax Considerations of Holding and Disposing of Common Shares After the Arrangement

Distributions on Common Shares

For U.S. federal income tax purposes, the gross amount of any distribution paid by the Corporation on the Common Shares generally should be included in the gross income of a U.S. Holder as a dividend to the extent the distribution is paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder that is a corporation generally will be entitled to a deduction equal to 70 percent of the amount of dividends received by it (80 percent if the U.S. Holder owns 20 percent or more of the Corporation’s stock, by vote and value), provided that such holder holds the Common Shares for more than 45 days during the 91 day period beginning 45 days before the ex-dividend date and meets other holding period requirements. To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits, the distribution should be treated, first, as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its Common Shares, and then, to the extent that the distribution exceeds the U.S. Holder’s tax basis in such shares, as a capital gain. The determination of the extent to which a distribution results in a tax-free return of capital or capital gain is generally determined on a share-by-share basis.

If the Corporation makes a distribution in Canadian dollars rather than U.S. dollars, the amount of the distribution that a U.S. Holder must include in income under the foregoing rules will be the U.S. dollar value of the Canadian dollar distribution, determined at the Canadian dollar/U.S. dollar spot rate on the date the distribution is includible in the U.S. holder’s gross income, regardless of whether the distribution is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the distribution in income to the date the holder converts the distribution into U.S. dollars will be treated as ordinary income or loss when recognized and will not be eligible for taxation at the preferential rates applicable to long-term capital gains.

Distributions by the Corporation to a U.S. Holder on Common Shares may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada – Considerations Applicable to Non-Resident Holders Who do not Elect to Redeem Their Class A Restricted Voting Shares - Distributions on Common Shares.”

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Dispositions of Common Shares

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of Common Shares, generally will be treated as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Corporation’s Common Shares and the U.S. dollar value of the amount realized on such sale or disposition. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the Common Shares is more than one year at the time of the sale or other disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 20%. Deductions for capital losses are subject to limitations. Any such gain or loss that a U.S. Holder recognizes will generally be treated as U.S.-source gain or loss.

Foreign Tax Credit Limitations

Because it is anticipated that the Corporation will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Common Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Corporation as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Corporation to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Corporation. Similarly, to the extent a sale or disposition of the Common Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Common Shares constitute taxable Canadian property within the meaning of the Canadian Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8 percent tax on their “net investment income,” which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business, other than a passive trade or business or a trade or business consisting of trading financial instruments or commodities).

Backup Withholding and Information Reporting

Payments of dividends on or proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish such holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

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U.S. Holders should consult with their own tax advisors regarding the effect, if any, of the foregoing summary on their ownership and disposition of Common Shares.

Tax Consequences of the Arrangement to U.S. Holders of Alignvest Warrants

Conversion of the Corporation into a U.S. Domestic Corporation

Subject to the application of the PFIC rules discussed above, the following U.S. federal income tax consequences will result from the Conversion:

(i)	U.S. Holders will be deemed to exchange their Alignvest Warrants for Alignvest Warrants in a U.S. domestic corporation;

(ii)	U.S. Holders will recognize no gain or loss as a result of the Conversion;

(iii)	the aggregate tax basis of Alignvest Warrants after the Conversion will be the same as such U.S. Holder’s aggregate tax basis in the Alignvest Warrants immediately prior to the Conversion; and

(iv)	the holding period of Alignvest Warrants will include the holding period of the Alignvest Warrants prior to the Conversion.

The exchange of Alignvest Warrants for Alignvest Warrants in a U.S. domestic corporation will be subject to the PFIC rules discussed under “Passive Foreign Investment Company Considerations in Connection with the Conversion” above. However, a U.S. Holder is not permitted to make a Mark-to-Market Election or a QEF Election with respect to the Alignvest Warrants. The PFIC provisions are complex. U.S. Holders should consult their own tax advisors regarding the application of the PFIC regime, including whether the proposed Treasury Regulations under Code Section 1291(f) would apply to the Conversion, and the availability of and procedures for making elections under the Code and Treasury Regulations.

Alignvest Warrants Converting into Warrants for Common Shares

The conversion of the Alignvest Warrants into warrants to acquire Common Shares should qualify as a nontaxable event for U.S. Holders of Alignvest Warrants.

Exercise of Alignvest Warrants

A U.S. Holder should not recognize gain or loss on the exercise of an Alignvest Warrant and related receipt of a Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of an Alignvest Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Alignvest Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Alignvest Warrant. A U.S. Holder’s holding period for the Common Share should begin on the date that such Warrant is exercised by such U.S. Holder.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of an Alignvest Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Alignvest Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Alignvest Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of an Alignvest Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in such warrant. Any such loss generally will be a capital loss and will be long-term capital loss if such warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

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Certain Adjustments to the Warrants

Under Code Section 305, an adjustment to the number of Common Shares that will be issued on the exercise of the Alignvest Warrants, or an adjustment to the exercise price of such Alignvest Warrants, may be treated as a constructive distribution to a U.S. Holder of the Alignvest Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Corporation’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the holders of Common Shares). Adjustments to the exercise price of Alignvest Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of such Alignvest Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at “Distributions on Common Shares” above).

Tax Consequences to Non-U.S. Holders of Holding and Disposing Common Shares

Distributions on Common Shares

The gross amount of any distribution by the Corporation to a Non-U.S. Holder on Common Shares will be treated as a dividend to the extent such distribution is paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in its Common Shares. Then, to the extent that such distribution exceeds the Non-U.S. Holder’s tax basis in its Common Shares, it will be treated as gain from the sale or exchange of the Non-U.S. Holder’s Common Shares (see “Dispositions of Common Shares,” below). The determination of the extent to which a distribution results in a tax-free return of capital or gain is generally determined on a share-by-share basis. Any such distribution that constitutes a dividend is treated as U.S.-source gross income and is subject to withholding under Code Section 1441 (unless it is treated as ‘‘effectively connected’’ income as described below and appropriate documentation is provided). The withholding rate on dividends under Code Section 1441 is generally 30 percent, but may be reduced pursuant to a U.S. income tax treaty. Non-U.S. Holders will be required to provide documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution. Non-U.S. Holders should also review the discussion of the FATCA rules below. Distributions by the Corporation to a Non-U.S. Holder on Common Shares may also be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada – Considerations Applicable to Non-Resident Holders Who do not Elect to Redeem their Class A Restricted Voting Shares - Distributions on Common Shares”. Non-U.S. Holders should consult their own tax advisors regarding the extent to which they may be entitled to claim a credit or deduction in their jurisdiction of residence for any taxes withheld on distributions by the Corporation on the Common Shares.

Dispositions of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of Common Shares unless:

(i)

such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

(ii)

such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

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(iii)	Common Shares constitute a U.S. real property interest by reason of the Corporation’s status as a ‘‘United States real property holding corporation’’ within the meaning of Code Section 897.

A Non-U.S. Holder described in the first bullet above is required to pay a flat 30 percent tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses. A Non-U.S. Holder described in the second bullet above, or if the third bullet applies, is required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in the second bullet above may also be subject to branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable U.S. income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. The Corporation is not, and does not anticipate becoming, a United States real property holding corporation within the meaning of Code Section 897. Non-U.S. Holders should also review the discussion of the FATCA rules, below.

Backup Withholding and Information Reporting

Generally, the Corporation must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder’s country of residence. The payment of proceeds from the sale of Common Shares by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

(a)	the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establishes an exemption; or

(b)

the sale of Common Shares is effected outside the United States by a foreign office of a broker, unless the broker is: (1) a U.S. person; (2) a foreign person that derives 50 percent or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States; (3) a “controlled foreign corporation” for U.S. federal income tax purposes; or (4) a foreign partnership more than 50 percent of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A backup withholding tax may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) rules may result in different U.S. federal income tax consequences than are described above for Non-U.S. Holders that are not individuals and for Non-U.S. Holders that receive payments through certain foreign financial institutions, investment funds or other non-U.S. persons, including with respect to withholding, information reporting, and distributions on and dispositions of shares. For example, FATCA imposes a 30 percent U.S. withholding tax on dividends on, or gross proceeds from the sale or other disposition of, shares paid to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on the holder’s behalf if the holder or such persons fail to comply with certain requirements. Non-U.S. Holders should consult their own tax advisors with respect to the application of FATCA to their particular circumstances.

RISKS ASSOCIATED WITH THE ARRANGEMENT

In evaluating the Arrangement, AQX Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Corporation, may also adversely affect the business of TIP Inc. following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, AQX Shareholders should also carefully consider the risk factors provided in the section entitled “Risk Factors” of the Prospectus attached as Appendix “F” to this Circular. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. The risks associated with the Arrangement include:

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The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect in respect of the Corporation or Trilogy.

Each of the Corporation and Trilogy has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Trilogy before the completion of the Arrangement. For example, Trilogy has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on the Corporation. There is no assurance that a change having a Material Adverse Effect on the Corporation will not occur before the Effective Date, in which case Trilogy could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied in a timely manner or at all. Failure to complete the Arrangement could adversely affect the business of the Corporation.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including receipt of approval of the Arrangement Resolution and the Final Order and the minimum cash requirement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Class A Restricted Voting Shares and Alignvest Warrants may decline. If the Arrangement is not completed and the AQX Board decides to seek another transaction, there can be no assurance that it will be able to find another attractive qualifying acquisition. Further, in the event that holders of Class A Restricted Voting Shares elect to redeem all or a portion of their Class A Restricted Voting Shares and such number of redemptions cause the Corporation to fail to meet the minimum cash requirement of U.S.$135,000,000 and the Corporation and Trilogy are unable to obtain additional equity or debt financing sufficient to restore the Corporation’s cash level to meet its minimum cash requirement or make other adjustments, the Corporation may not complete the Arrangement.

If the Arrangement is not completed and the AQX Board decides to seek another merger, there can be no assurance that it will be able to find another attractive qualifying acquisition.

Further, if the Arrangement is not completed, the AQX Board and the Corporation’s management may seek out and consummate a transaction that constitutes the Corporation’s qualifying acquisition under Part X of the TSX Company Manual within the 21-month period from the closing of the Corporation’s initial public offering (or 24 months from the closing of the Corporation’s initial public offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within such 21-month period but has not completed the qualifying acquisition within such 21-month period). This timeline may be extended to up to 36 months from the closing of the Corporation’s initial public offering with approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. If the Arrangement is not completed, any potential target business with which the Corporation enters into negotiations concerning its qualifying acquisition will be aware that the Corporation must consummate our qualifying acquisition within such a restricted time period. Consequently, such target businesses may obtain leverage over the Corporation in negotiating the qualifying acquisition, knowing that if the Corporation does not complete its qualifying acquisition with that particular target business, it may be unable to complete a qualifying acquisition with any target business. This risk will increase as the Corporation gets closer to the timeframe described above. In addition, the Corporation may have limited time to conduct due diligence and may enter into its qualifying acquisition on terms that it would have rejected upon a more comprehensive investigation.

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The Corporation will incur costs even if the Arrangement is not completed.

Subject to certain exceptions, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

The unaudited pro forma financial information included in the Prospectus may not be indicative of what the actual financial position or results of operations would have been.

The unaudited pro forma financial information included in the Prospectus may not be indicative of what the actual financial position or results of operations would have been. The unaudited pro forma financial information incorporated herein is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position or results of operations would have been had the Arrangement been completed on the dates indicated.

Certain persons may have interests in the Arrangement that are different from those of the AQX Shareholders.

In considering the recommendation of the AQX Board to vote in favour of the Arrangement Resolution, AQX Shareholders should be aware that certain persons may have interests in the Arrangement that differ from, or are in addition to, those of AQX Shareholders generally.

The Founders’ Shares consist of 6,701,344 AQX Shares (excluding 930,375 Cass B Shares purchased under AQX’s initial public offering), which represents approximately 20% of the issued and outstanding AQX Shares and an approximately 20% voting interest in respect to the Arrangement Resolution on the Record Date. Given the transfer restrictions placed on the shares held by AQX Founders until the completion of the Corporation’s qualifying acquisition and the lack of redemption rights attached to the Class B Shares, AQX Founders may be incentivized to support and vote for a transaction even if not the most commercially beneficial to the Corporation. For the foregoing reasons, AQX Founders may significantly influence the vote on the Arrangement, which it may be inclined to do given the difference in economic interests of the Founders as compared to the holders of Class A Restricted Voting Shares.

In addition, certain officers, directors and other employees of AMC may be entitled to bonuses from AMC in connection with the closing of the qualifying acquisition and/or repayment of loans owed by AMC contingent on the closing of the qualifying acquisition.

The Alignvest Additional Subscribers and Alignvest Partners may similarly have interests that are different than AQX Shareholders due to their interest in the Alignvest Additional Subscriptions and the Alignvest Sponsor Equity Investment, respectively.

See “The Arrangement — Interests of Certain Persons in the Arrangement”.

The Alignvest Warrants may expire worthless.

The Alignvest Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the closing of the Arrangement. TIP Inc. may accelerate the expiry date of the outstanding Alignvest Warrants by providing 30 days’ notice, if and only if, the closing price of the Common Shares equals or exceeds C$24.00 per Common Share (subject to adjustment in accordance with its terms) for any 20 trading days within a 30-trading day period.

There is no guarantee that the Alignvest Warrants will ever be in the money, and the Alignvest Warrants may expire worthless. Pursuant to the terms of the Warrant Agreement, each Alignvest Warrant provides for an exercise price per Common Share (subject to adjustment in accordance with its terms) of C$11.50, and there is no guarantee that the Alignvest Warrants will ever be in-the-money prior to their expiration, and as such, the Alignvest Warrants may expire worthless.

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It is anticipated that the Corporation will be treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be liable for both U.S. and Canadian income tax.

It is anticipated that the Corporation will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Code Section 7874. As a result, it is anticipated that the Corporation will be subject to U.S. income tax on its worldwide income and that this treatment will continue indefinitely. In addition, the Corporation will be subject to Canadian income tax on its worldwide income. Consequently, it is anticipated that the Corporation will be liable for both U.S. and Canadian income tax, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the payment of dividends on the Common Shares

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder. See “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Resident in Canada – Considerations Applicable to Resident Holders Who do not Elect to Redeem their Class A Restricted Voting Shares - Taxation of Dividends.”

Dividends received by Non-Resident Holders of Common Shares who are U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. After giving effect to the Arrangement, it is anticipated that the Corporation will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As such, dividends paid by the Corporation will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally would not be able to claim a credit for any Canadian tax withheld unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met. See “Certain United States Federal Income Tax Considerations – Tax Consequences of the Arrangement to U.S. Holders – Tax Considerations of Holding and Disposing of Common Shares After the Arrangement – Foreign Tax Credit Limitations.”

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and would also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Corporation, subject to examination of the relevant treaty.

The foregoing discussion is subject in its entirety to the summaries set forth in “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.”

Risks relating to Trilogy and TIP Inc.

For a discussion of those risks faced by Trilogy and, upon completion of the Arrangement, to be faced by TIP Inc. to their respective affairs, business and operations and future prospects, please refer to the section entitled “Risk Factors” of the Prospectus attached as Appendix “F” to this Circular.

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INFORMATION CONCERNING THE CORPORATION

Please refer to the section entitled “Alignvest Acquisition Corporation” of the Prospectus attached as Appendix “F” to this Circular for information concerning the Corporation.

INFORMATION CONCERNING TRILOGY AND TIP INC.

Please refer to the sections entitled “Corporate Structure - TIP Inc.” and “Description of the Business of TIP Inc.” of the Prospectus attached as Appendix “F” to this Circular for information concerning Trilogy and TIP Inc.

CONTRACTUAL RIGHTS OF RESCISSION AND DAMAGES

Original purchasers of Class A Restricted Voting Shares and Alignvest Warrants from the underwriters in AQX’s initial public offering who continue to hold those securities up to the Redemption Deposit Date will have a contractual right of action for rescission or damages against TIP Inc. (as well as a contractual right of action for damages alone against: (a) the directors of Alignvest as of the Redemption Deposit Date (the “AQX directors”), and (b) every person or company who signs the Prospectus, which, for greater certainty, includes AMC as promoter of Alignvest (collectively, the “signatories”)).

In the event that AQX’s qualifying acquisition is completed and if the Prospectus or any amendment thereto contains a misrepresentation (as defined in the Securities Act), provided that such claims for rescission or damages are commenced by the purchaser not later than: (a) in the case of an action for rescission, 180 days after the Redemption Deposit Date, or (b) in the case of an action for damages, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three (3) years after the Redemption Deposit Date, a purchaser who purchased Class A Restricted Voting Shares and Alignvest Warrants from Alignvest in its initial public offering shall, in respect of such Class A Restricted Voting Shares, as re-designated pursuant to the Arrangement as Common Shares, and such Alignvest Warrants, be entitled to, in addition to any other remedy available at the time to such holder, (i) as against TIP Inc., in the case of rescission, the amount paid for such Class A Restricted Voting Shares and/or such Alignvest Warrants, as applicable, upon surrender of such securities, and (ii) as against TIP Inc., the AQX directors and the signatories, in the case of a damages election, their proven damages.

In addition, the following additional provisions apply to actions against the AQX directors or the signatories:

(a)	each has a due diligence defence and the other defences and rights contemplated in section 130 of the Securities Act and at law; and

(b)	each is entitled to be indemnified by TIP Inc. and Trilogy to the maximum extent permitted by law.

This contractual right of action for rescission or damages will, subject to the foregoing, be consistent with the statutory right of rescission or damages described under section 130 of the Securities Act. In no case shall the amount recoverable exceed the original purchase price of the Class A Restricted Voting Units issued pursuant to Alignvest’s initial public offering. In addition, for non-residents of Canada, the contractual right shall be subject to the same interpretational or constitutional defences, if any, as would apply to a claim against a resident Canadian issuer under section 130 of the Securities Act, and, as a result, the argument that non-residents are not entitled to take advantage of the contractual right shall not be precluded.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on the same in accordance with their best judgment of such matters.

90

DOCUMENTS INCORPORATED BY REFERENCE

Any amendment to the attached Prospectus that, prior to the Redemption Deposit Deadline Date, is filed with the OSC and other securities regulatory authorities in Canada, shall be deemed to be incorporated by reference in this Circular. Copies of any such amendment may be obtained on request without charge from Andre Mousseau, Chief Operating Officer, (416) 775-1916 or amousseau@alignvest.com, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Any statement contained in this Circular or the attached Prospectus, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this Circular and the attached Prospectus, to the extent that a statement contained in this Circular or the attached Prospectus or in any subsequently filed amendment to the attached Prospectus (or part thereof) that also is, or is deemed to be, attached to or incorporated by reference in this Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular or the attached Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation’s website at www.alignvestacquisition.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis (“MD&A”) for its most recently completed fiscal year. To request copies of the Corporation’s financial statements and MD&A, please contact the Corporation at (416) 360-6390 or via email at info@alignvestacquisition.com.

The contents and sending of this Circular has been approved by the AQX Board.

DATED: In Toronto, Ontario this 22nd day of December, 2016.

ALIGNVEST ACQUISITION CORPORATION

“Reza Satchu”

President, Chief Executive Officer and Director

91

CONSENT OF DELOITTE LLP

To:	The Board of Directors (the “AQX Board”) of Alignvest Acquisition Corporation (the “Corporation”)

We refer to our fairness opinion (the “Fairness Opinion”) dated December 19, 2016 with respect to the fairness of the transaction, from a financial point of view, to the Corporation and to holders of the (i) Class A Restricted Voting Shares and (ii) Class B Shares (together, the “AQX Shares”) of the Corporation in connection with the arrangement agreement dated November 1, 2016 between the Corporation and Trilogy International Partners LLC (“Trilogy”) pursuant to which AQX will acquire, directly or indirectly, all of the voting interest and a significant equity interest in Trilogy.

We have read the information circular of the Corporation dated December 22, 2016 (the “Circular”) and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Fairness Opinion, or that is within our knowledge as a result of the services performed by us in the preparation of our Fairness Opinion.

We hereby consent to the reference to, and the summary of, our Fairness Opinion and to the use of our name “Deloitte LLP” in the Circular and to the inclusion of a copy of our Fairness Opinion in the Circular.

In providing such consent, except as may be required by securities laws, the Fairness Opinion has been prepared for the AQX Board in connection with the transaction and, other than as expressly provided herein, may not be used by any other persons for any other purpose without the prior written consent of Deloitte LLP, and we do not intend that any person other than the AQX Board rely upon such Fairness Opinion.

“Deloitte LLP”

Toronto, Ontario
December 22, 2016

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APPENDIX “A” – ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Alignvest Acquisition Corporation (“Alignvest”) and Trilogy International Partners LLC (“Trilogy”), as more particularly described and set forth in the management information circular (the “Circular”) dated December 22, 2016 of Alignvest accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is authorized, approved and adopted.

2.

The plan of arrangement of Alignvest (as it has been or may be amended, modified or supplemented) (the “Plan of Arrangement”), the full text of which is set out in Appendix B to the Circular, is authorized, approved and adopted.

3.

The arrangement agreement (the “Arrangement Agreement”) among Alignvest and Trilogy dated November 1, 2016, and all the related transactions contemplated therein, the actions of the directors of Alignvest in approving, executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are ratified and approved.

4.

The issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding Class A Restricted Voting Shares and Class B Shares of Alignvest) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares of Alignvest), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined in the Circular) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to certain investors who have entered into subscription agreements with Alignvest, (of which approximately U. S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly), is authorized and approved.

5.

Alignvest is authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

6.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Alignvest Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court, the directors of Alignvest are authorized and empowered to, without notice to or approval of the Alignvest Shareholders: (a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

7.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute, whether under the corporate seal or otherwise, and deliver for filing with the Director under the OBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

8.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX “B” – PLAN OF ARRANGEMENT

B-1

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

“2Degrees” means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

“2Degrees Participating Minority Shareholders” means those holders of 2Degrees Shares who have entered into the 2Degrees Securities Purchase Agreements on or prior to the filing of the Prospectus;

“2Degrees Participating Minority Shareholders Exchange” means the payment by the 2Degrees Participating Minority Shareholders to TINZ (or Alignvest) of the 2Degrees Shareholder Consideration and the issuance by Alignvest to the 2Degrees Participating Minority Shareholders of the number of Alignvest Common Shares set out in the 2Degrees Securities Purchase Agreements;

“2Degrees Securities Purchase Agreements” means those agreements pursuant to which the 2Degrees Participating Minority Shareholders have agreed with Alignvest to exchange their 2Degrees Shares for Alignvest Common Shares;

“2Degrees Shares” means the issued and outstanding shares of 2Degrees as of the date hereof;

“2Degrees Shareholder Consideration” means the consideration specified in the 2Degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2Degrees Participating Minority Shareholders, including by way of transfer of some or all of the 2Degrees Shares legally and/or beneficially held by each 2Degrees Participating Minority Shareholder to TINZ (or Alignvest) pursuant to the 2Degrees Securities Purchase Agreements;

“Alignvest” means Alignvest Acquisition Corporation, the name of which shall be changed from and after the completion of the transactions set forth in Section 2.3(e) of this Plan of Arrangement to Trilogy International Partners Inc.;

“Alignvest Additional Subscribers” means the investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Alignvest Class B Shares and/or Alignvest Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of CDN$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

“Alignvest Additional Subscription Agreements” means the subscription agreements between each of Alignvest on the one hand and the Alignvest Additional Subscribers on the other hand to be dated on or prior to the Effective Date;

“Alignvest Board” means the board of directors of Alignvest, as constituted from time to time;

“Alignvest Circular” means the notice of the Alignvest Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Alignvest Shareholders in connection with the Alignvest Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Alignvest Class A Shares” means the class A restricted voting shares in the capital of Alignvest;

“Alignvest Class B Shares” means the class B shares in the capital of Alignvest;

“Alignvest Common Shares” means the Alignvest Class B Shares, as redesignated pursuant to Section 2.3(e)(i) of this Plan of Arrangement at the Effective Time as common shares in the capital of Alignvest, and having the terms and conditions set out in Exhibit A to this Plan of Arrangement;

“Alignvest Meeting” means the special meeting of Alignvest Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Alignvest Circular;

“Alignvest Shareholders” means: (a) prior to the Effective Time, the registered or beneficial holders of the Alignvest Class A Shares and the Alignvest Class B Shares, as the context requires; and (b) at and after the completion of the transactions contemplated herein, the registered and/or beneficial holders of the Alignvest Common Shares and the registered holder of the Alignvest Special Voting Share;

“Alignvest Shares” means: (a) prior to the Effective Time, collectively, the Alignvest Class A Shares and the Alignvest Class B Shares; and (b) at and following the completion of the transactions contemplated herein, the Alignvest Common Shares and the Alignvest Special Voting Share;

“Alignvest Special Voting Share” has the meaning ascribed thereto in the recitals to the Arrangement Agreement;

“Alignvest Sponsor” means Alignvest Partners Master Fund LP;

“Alignvest Sponsor Equity Investment” means the subscription by the Alignvest Sponsor for, and the issuance by Alignvest to the Alignvest Sponsor of, the number of Alignvest Class B Shares and/or Alignvest Common Shares in consideration of the payment by the Alignvest Sponsor of the amount of approximately U.S.$21,200,000 to Alignvest pursuant to the Alignvest Sponsor Subscription Agreement, as set out in the Alignvest Sponsor Subscription Agreement, which may, by agreement, be substituted in whole or in part by the purchase by the Alignvest Sponsor of Alignvest Class A Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, and such existing Alignvest Shareholders will be deemed to have withdrawn their election to have their Alignvest Class A Shares redeemed and shall not be Participating Shareholders;

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and the Alignvest Sponsor, dated November 1, 2016;

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly incorporated under the laws of Delaware under the name “Trilogy International Partners Holdings (U.S.) Inc.”, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as Alignvest will have at the completion of the steps contemplated in Section 2.3 of this Plan of Arrangement;

“Alignvest U.S. Subsidiary Subscription” means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Trilogy Class A Units and at a subscription price per Trilogy Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$10,000 pursuant to the Alignvest U.S. Subsidiary Subscription Agreement;

“Alignvest U.S. Subsidiary Subscription Agreement” means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for new Trilogy Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time;

“Alignvest Warrants” means the share purchase warrants to acquire Alignvest Common Shares following 30 days after the completion of Alignvest’s qualifying acquisition, at an exercise price of CDN$11.50 per share;

“Arrangement” means the arrangement of Alignvest under section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order with the prior written consent of each of Alignvest and Trilogy, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of November 1, 2016 and amended on December 20, 2016, between Alignvest and Trilogy relating to the Arrangement, as it may be further amended, supplemented, restated or otherwise modified from time to time;

“Arrangement Resolution” means the resolution of the Alignvest Shareholders approving the Plan of Arrangement considered at the Alignvest Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Arrangement Subscription Consideration” means, without duplication, the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Alignvest Class A Shares, the subscription price for the Trilogy Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions or purchases of Alignvest Class A Shares will not be included in the added amount in (i) nor the subtracted amount in (ii);

“Arrangement Trilogy Class B Units” means, without duplication, the number of Trilogy Class B Units equal to: (a) the number of Alignvest Shares outstanding immediately prior to the Effective Time, plus (b) the number of Alignvest Class B Shares and/or Alignvest Common Shares to be issued on the closing of the Alignvest Sponsor Equity Investment, (c) the number of Alignvest Class B Shares and/or Alignvest Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Alignvest Class A Shares;

“Articles of Amendment of Alignvest” means the Articles of Amendment of Alignvest, dated June 16, 2015;

“Articles of Arrangement” means the articles of arrangement of Alignvest in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Alignvest and Trilogy, each acting reasonably;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Seattle, Washington;

“Call Right” means the right of Trilogy contained in the Trilogy LLC Agreement to deliver Alignvest Common Shares to a holder of a Trilogy Class C Unit on a redemption of their Trilogy Class C Unit on the terms set out in the Trilogy LLC Agreement;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as Alignvest and Trilogy agree to in writing before the Effective Date;

“Escrow Account” means the escrow account of Alignvest established and maintained by the Escrow Agent, which holds in escrow the proceeds of the initial public offering of the Alignvest Class A Shares and certain of the Alignvest Warrants;

“Escrow Agent” means TSX Trust Company, and its successors and permitted assigns;

“Escrow Agreement” means the escrow agreement among Alignvest, the Escrow Agent, TD Securities Inc. and Cantor Fitzgerald & Co., dated June 24, 2015;

“Expenses” means all Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under the Arrangement Agreement, together with a reasonable reserve for future expenses and disbursements (not in excess of $3,000,000);

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to Alignvest and Trilogy, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Alignvest and Trilogy, each acting reasonably) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alignvest and Trilogy, each acting reasonably) on appeal;

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Alignvest Meeting, as such order may be amended by the Court with the consent of each of Alignvest and Trilogy, each acting reasonably;

“Law” means, with respect to any Person, any applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, rules, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“OBCA” means the Business Corporations Act (Ontario);

“Participating Shareholder” means an Alignvest Shareholder, other than a Redeeming Shareholder;

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Prior Trilogy LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement among Trilogy and all of its members dated December 30, 2010, as amended;

“Prospectus” means the non-offering preliminary prospectus and/or final prospectus of Alignvest, and any amendment thereto, as the context requires, containing disclosure regarding the Arrangement, as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual;

“Redeeming Shareholder” means an Alignvest Class A Shareholder who has validly elected to redeem his, her or its Alignvest Class A Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

“Redemption Replacement Amount” means an amount equal to the number of Alignvest Class A Shares, if any, in respect of which redemption rights have been exercised and not withdrawn times CDN$10

“TINZ” means Trilogy International New Zealand LLC;

“TINZ Participating Unit Holder Consideration” means the TINZ Units transferred to Alignvest by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to Alignvest;

“TINZ Participating Unit Holders” means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

“TINZ Participating Unit Holders Exchange” means the payment by the TINZ Participating Unit Holders to Alignvest of the TINZ Participating Unit Holders Consideration and the issuance by Alignvest to the TINZ Participating Unit Holders of Alignvest Common Shares;

“TINZ Units” means the units in TINZ;

“Trilogy” means Trilogy International Partners LLC;

“Trilogy Class A Unit” means a new class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

“Trilogy Class B Unit” means a new class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

“Trilogy Class C Unit” means a new class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement, and which, among other things, will include the Trilogy Class C Unit Redemption Rights;

“Trilogy Class C Unit Redemption Rights” means the redemption rights granted under the terms of the Trilogy Class C Units issued pursuant to the Trilogy LLC Agreement;

“Trilogy Equity Interests” means the issued and outstanding Class A and Class B units of Trilogy (as constituted and determined on the date of the Arrangement Agreement), plus such number of Class A units of Trilogy (as constituted on the date of the Arrangement Agreement) as set forth in Section 1.1(b) of the Trilogy Disclosure Letter as are to be issued in exchange for each issued and outstanding: (i) Class C unit of Trilogy; and (ii) Class C-1 unit of Trilogy; in each case as constituted and determined on the date of the Arrangement Agreement;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among and/or bind Alignvest, Trilogy and all of its members, substantially in the form and substance of Schedule F to the Arrangement Agreement, to be dated the Effective Date;

“Trilogy Reorganization Transaction” means the reorganization and recapitalization of Trilogy in accordance with the Prior Trilogy LLC Agreement to create the Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the Trilogy LLC Agreement, all as set forth in Section 1.1(b) of the Trilogy Disclosure Letter;

“Trilogy Unit Holders” means the registered and/or beneficial holders of the Trilogy Equity Interests;

“Trilogy Warrant Rights” means the right of Alignvest to purchase a number of Trilogy Class B Units equal to the number of Alignvest Common Shares issued on the exercise of the Alignvest Warrants for the amount of the net consideration received by Alignvest pursuant to the exercise of such Alignvest Warrants;

“Transfer Agent” means TSX Trust Company, at its principal offices in Toronto, Ontario;

“Trustee” means TSX Trust Company; and

“Voting Trust Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2	Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3	Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8	Including

Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.9	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario local time unless otherwise stipulated. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

ARTICLE 2
ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on: (i) Alignvest; (ii) Trilogy; (iii) the Alignvest U.S. Subsidiary; (iv) the Alignvest Shareholders; (v) the Trilogy Unit Holders; (vi) the 2Degrees Participating Minority Shareholders; (vii) the TINZ Participating Unit Holders; (viii) the Alignvest Additional Subscribers; (ix) the Alignvest Sponsor; and (x) the Transfer Agent.

2.3	Effective Time

Commencing at the Effective Time, the following events, matters or transactions shall occur and shall be deemed to occur in the following sequence, without any further act, authorization or formality:

(a)

any Alignvest Class A Shares held by a Redeeming Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Alignvest Class A Shares shall cease to be outstanding, and each such Redeeming Shareholder shall cease to have any rights as an Alignvest Shareholder other than the right to be paid the redemption amount for their Alignvest Class A Shares in accordance with the constating documents of Alignvest and the Escrow Agreement;

(b)

consistent with Section 4(a) of the Articles of Amendment of Alignvest, each Alignvest Class A Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Alignvest Class B Share;

(c)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(d)	the Alignvest Sponsor Equity Investment shall become effective;

(e)	the articles of Alignvest shall be amended as follows:

(i)	the Alignvest Class B Shares shall be redesignated from “Class B Shares” to “Common Shares”;

(ii)	the authorized capital of Alignvest shall be amended to provide that Alignvest shall be authorized to issue an unlimited number of Common Shares and one Alignvest Special Voting Share;

(iii)

the rights, privileges, restrictions and conditions of the Alignvest Common Shares shall be deleted and replaced with the rights, privileges, restrictions and conditions set out in Exhibit “A” to this Plan of Arrangement;

(iv)	the rights, privileges, restrictions and conditions of the Alignvest Special Voting Share shall be those set out in Exhibit “A” to this Plan of Arrangement; and

(v)	the name of Alignvest shall be changed from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(f)

the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire Alignvest Common Shares following 30 days after the Effective Date, at an exercise price of CDN$11.50 per share, but otherwise unamended;

(g)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(h)

Alignvest shall issue to, and deposit with, the Trustee the Alignvest Special Voting Share, in consideration of the payment to Alignvest of CDN$1.00 by SG Enterprises II, LLC, on behalf of the holders of Trilogy Class C Units from time to time, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Trilogy Class C Units from time to time in accordance with the Voting Trust Agreement;

(i)	the 2Degrees Participating Minority Shareholders Exchange shall become effective;

(j)	the TINZ Participating Unit Holders Exchange shall become effective;

(k)

all of the TINZ Units and 2Degrees Shares held by Alignvest shall be contributed and transferred to Trilogy in consideration for Trilogy issuing the appropriate number of additional Trilogy Class B Units to Alignvest on the basis of one Trilogy Class B Unit per Alignvest Common Share issued in exchange therefor by Alignvest;

(l)	the Call Right shall become effective;

(m)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John Stanton, Brad Horwitz, Theresa Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest. If: (i) any of John Stanton, Brad Horwitz or Theresa Gillespie are not willing or able to act as a director of Alignvest, then Trilogy shall appoint a replacement; (ii) any of Reza Satchu or Nadir Mohamed are not willing or able to act as a director of Alignvest, then the Alignvest Sponsor shall appoint a replacement; and (iii) either of Anthony Lacavera or Mark Kroloff are not willing or able to act as a director of Alignvest, then the Alignvest Board and Trilogy, each acting reasonably, shall jointly appoint a replacement; in each case subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(n)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia; and

(o)

at the time that a certificate of continuation for the Company is issued by the Province of British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), Alignvest shall be discontinued from the laws of Ontario.

2.4	Deemed Fully Paid and Non-Assessable Shares

All Alignvest Common Shares and the Special Voting Share issued pursuant hereto shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 3
DISSENT RIGHTS

3.1	Rights of Dissent

The Alignvest Shareholders will have no dissent rights in connection with the Arrangement.

ARTICLE 4
DELIVERY OF CONSIDERATION

4.1	Share Certificates

(a)

Following the Effective Date, share certificates, if any, representing Alignvest Class A Shares and Alignvest Class B Shares shall be deemed for all purposes to be certificates representing the Alignvest Common Shares issued to Participating Shareholders under the Arrangement.

(b)

As soon as practicable after the Effective Date, Alignvest shall issue and deliver, or cause its Transfer Agent to issue and deliver, to: (i) the 2Degrees Participating Minority Shareholders, the TINZ Participating Unit Holders, the Alignvest Sponsor, and the Additional Alignvest Subscribers, certificates representing the Alignvest Common Shares to which such holder is entitled; and (ii) the Trustee, a certificate representing the Alignvest Special Voting Share, pursuant to the Arrangement.

4.2	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

4.3	Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to Alignvest that it would be contrary to applicable Laws to deliver, or cause to be delivered, Alignvest Common Shares pursuant to the Arrangement to a Person that is not a resident of Canada or the United States, the Alignvest Common Shares that otherwise would be issued to that Person shall be issued to the Transfer Agent for sale by Transfer Agent on behalf of that Person. The Alignvest Common Shares so issued to the Transfer Agent shall be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Transfer Agent determines in its sole discretion. The Transfer Agent shall not be obligated to seek or obtain a minimum price for any of the Alignvest Common Shares sold by it. Each such Person shall receive a pro rata share of the cash proceeds from the sale of the Alignvest Common Shares sold by the Transfer Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Alignvest Common Shares and any amount withheld in respect of taxes) in lieu of the Alignvest Common Shares themselves. The net proceeds shall be remitted in the same manner as other payments pursuant to this Article 4. None of Alignvest, Trilogy or the Transfer Agent shall be liable for any loss arising out of any such sales.

4.4	No Fractional Shares

No fractional Alignvest Common Shares shall be issued to the Alignvest Sponsor, the Trilogy Unit Holders, the 2Degrees Participating Minority Shareholders, the TINZ Participating Unit Holders, the Additional Alignvest Subscribers or any other Person in connection with this Plan of Arrangement. Where the aggregate number of Alignvest Common Shares to be issued to a Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, TINZ Participating Unit Holder, the Alignvest Additional Subscribers, or the Alignvest Sponsor as consideration under this Plan of Arrangement would result in a fraction of a Alignvest Common Share being issuable, then, the number of Alignvest Common Shares to be delivered to such Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, TINZ Participating Unit Holder, Alignvest Additional Subscriber or the Alignvest Sponsor shall be rounded down to the nearest whole Alignvest Common Share.

4.5	Lost Certificates

If any certificate representing, immediately prior to the Effective Time, one or more Alignvest Class A Shares or Alignvest Class B Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and the giving by such Person of a bond satisfactory to Alignvest in such sum as Alignvest may determine against any claim that may be made against Alignvest with respect to the certificate alleged to have been lost, stolen or destroyed, Alignvest (or its Transfer Agent) shall make such distribution or delivery in respect of such shares represented by such lost, stolen or destroyed certificate as determined in accordance with Section 4.1.

4.6	Withholding Rights

Alignvest, Trilogy, TINZ and the Transfer Agent shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement to any Person, such amounts or consideration (including securities issuable hereunder equal in value (in Alignvest, Trilogy and TINZ’s reasonable discretion) to the cash equivalent of any withholding taxes required) as each of Alignvest, Trilogy, TINZ and the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the Code, any provision of any applicable federal, provincial, territorial, state, local or foreign tax law, in each case, as amended, or any deduction or withholding required at law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent necessary, such deductions and withholdings may be effected by selling any securities issuable hereunder to which any Person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the Person entitled thereto as soon as reasonably practicable.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

Alignvest and Trilogy may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Alignvest and Trilogy in writing; (iii) filed with the Court and, subject to Section 5.1(d) of this Plan of Arrangement, if made following the Alignvest Meeting, approved by the Court; and (iv) communicated to Alignvest Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alignvest at any time prior to the Alignvest Meeting (provided that Trilogy shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Alignvest Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Alignvest Meeting shall be effective only if: (i) it is consented to in writing by each of Alignvest and Trilogy, each acting reasonably; and (ii) if required by the Court, it is consented to by the Alignvest Shareholders, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Alignvest, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of this Plan of Arrangement and is not adverse to the interests of any former Alignvest Shareholder, the Alignvest Sponsor or any current or former Trilogy Unit Holder, 2Degrees Participating Minority Shareholder, TINZ Participating Unit Holder or Alignvest Additional Subscriber.

ARTICLE 6
PARAMOUNTCY

6.1	Paramountcy

From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over: (i) each of the Alignvest Class A Shares, the Alignvest Class B Shares, the Alignvest Warrants, the 2Degrees Shares held by the 2Degrees Participating Minority Shareholders and the TINZ Units held by TINZ Participating Unit Holders, in each case, as issued prior to the Effective Time; (ii) all of the rights and obligations of the beneficial and/or registered holders of each of the Alignvest Class A Shares, the Alignvest Class B Shares, the Alignvest Warrants and the TINZ Units held by TINZ Participating Unit Holders, Alignvest, the Alignvest U.S. Subsidiary, Trilogy, TINZ, the Transfer Agent and any transfer agent or other depositary therefor in relation thereto; (iii) all of the rights and obligations of the 2Degrees Participating Minority Shareholders in respect of their 2Degrees Shares; and (iv) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any of the Alignvest Class A Shares, Alignvest Class B Shares, Alignvest Warrants, the 2Degrees Shares held by the 2Degrees Participating Minority Shareholders and the TINZ Units, which shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein, including any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to, or deletions from, share registers.

Exhibit A

Provisions of the Common Shares and Special Share

The classes and maximum number of shares that the Corporation is authorized to issue are amended as follows:

1.	by increasing the authorized capital of the Corporation by the creation of a special voting share (the “Special Voting Share”); and

2.

after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares (“Common Shares”) and one Special Voting Share, each having the following rights, privileges, restrictions and conditions attached thereto (the “Common Share Provisions” and the “Special Voting Share Provisions”, respectively):

PART A - COMMON SHARE PROVISIONS

Subject to Part C, the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1	DIVIDENDS

The holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2	DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation after satisfaction of all liabilities and obligations to creditors of the Corporation and after Cdn. $1.00 is distributed to the holder of the Special Voting Share.

3	VOTING RIGHTS

(a)

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation. Except for class voting rights required by law or stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Common Shares and the Special Voting Share shall vote together as if they were a single class of shares.

(c)

Except as explicitly required by the Business Corporations Act (Ontario), or by law, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Common Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

PART B - SPECIAL VOTING SHARE PROVISIONS

Subject to Part C, the rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1	DEFINITIONS

Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Class C Units” means the Class C units issued by Trilogy, which units shall be redeemable for Common Shares and/or cash in accordance with the Class C Unit Redemption Rights;

(b)

“Class C Unit Redemption Rights” means the redemption rights attaching to the Class C Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended);

(c)	“Common Shareholders” means the holders from time to time of Common Shares;

(d)	“Common Shares” means the common shares in the capital of the Corporation;

(e)

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited or limited liability partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, trustee, executor, administrator or other legal representative, stock exchange, a governmental entity or other entity, whether or not having legal status;

(f)

“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities or outstanding votes are directly or indirectly owned by such person, or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership);

(g)	“Trilogy” means Trilogy International Partners LLC, a limited liability company formed under the laws of the State of Washington; and

(h)	“Unitholders” means the holders from time to time of Class C Units.

2	DIVIDENDS

No dividend shall be payable to the holder of the Special Voting Share.

3	VOTING RIGHTS

3.1	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Corporation and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Corporation.

(b)

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Corporation which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Corporation to its Common Shareholders relating to Meetings and any Consents sought by the Corporation from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

3.2	Number of Votes

(a)

With respect to any Meeting or Consent, the Special Voting Share shall entitle the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the redemption of all Class C Units outstanding from time to time (other than Class C Units held by the Corporation or its Subsidiaries, if any) in the manner set forth in the Class C Unit Redemption Rights.

(b)

The determination of the number of votes attached to the Special Voting Share calculated in accordance with Section 3.2(a) shall be made as of the record date established by the Corporation or by applicable law for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is effective.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Section 3.2(a) shall be rounded down to the nearest whole number.

3.3	Class Voting

(a)

Except as provided in the Business Corporations Act (Ontario), by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as explicitly required by the Business Corporations Act (Ontario), the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled under Section 4 below; or (iii) create a new class of shares equal or superior to the Special Voting Share.

4	REDEMPTION

The Special Voting Share shall not be subject to redemption, except that at such time as no Class C Units (other than Class C Units owned by the Corporation and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to Cdn. $1.00 due and payable to the holder of the Special Voting Share upon such redemption.

5	DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive Cdn. $1.00 after satisfaction of all liabilities and obligations to creditors of the Corporation but before the distribution of the remaining property and assets of the Corporation to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Corporation.

PART C - PROVISIONS APPLICABLE TO COMMON SHARES AND SPECIAL VOTING SHARE

The rights, privileges, restrictions and conditions attaching to the Common Shares in Part A above, and the rights, privileges, restrictions and conditions attaching to the Special Voting Share in Part B above, are subject to the following:

1	DEFINITIONS

Where used in this Part C, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Affiliate” means, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, or (ii) a trust the beneficiaries of which, or any corporation, limited or unlimited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Class C Units” has the meaning given to it in Part A;

(c)	“Effective Date” means the effective date of these articles of arrangement;

(d)

“Immediate Family Member” means, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person;

(e)

“Independent Directors of the Corporation” means those directors of the Corporation who are not employees, officers, managers or partners of the Corporation or any of its affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Corporation by the board of directors of the Corporation;

(f)

“Person” means any individual, corporation, partnership, firm, joint venture, association, limited or unlimited liability company, joint stock company, trust, estate, unincorporated organization, governmental authority, or other entity;

(g)

“Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the Board of Directors), other than in the ordinary course of business, by the Corporation or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Corporation or any wholly-owned subsidiary entity of the Corporation and result (as reasonably determined by the Board of Directors) in a greater than 5% discrepancy between the pre- tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on the Effective Date) of Trilogy and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on the Effective Date) of the Corporation, assuming that all of the after-tax net proceeds to be received by Trilogy and the Corporation or any wholly owned subsidiary entity of the Corporation were fully distributed to the respective equity holders of Trilogy and the Corporation; and

(h)	“Trilogy” has the meaning given to it in Part A.

2	VOTING OF COMMON SHARES AND SPECIAL VOTING SHARE ON PROPOSED SALE TRANSACTION

Notwithstanding anything to the contrary contained in Part A and Part B of these articles, in addition to any other required approvals, if any Class C Units (as constituted on the close of business on the Effective Date) of Trilogy would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Corporation, be subject to the approval of the holders of the Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

3	AMENDMENT

The provisions of this Part C may only be amended with the approval of the holders of the Common Shares and, if the Special Voting Share is outstanding, the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

APPENDIX “C” – FAIRNESS OPINION OF DELOITTE

C-1

Deloitte LLP
22 Adelaide Street West
Bay Adelaide Centre, East Tower
Suite 200
Toronto, ON MSH 0A9
Tel: (416) 601-61S0
Fax: (416) 601-6690
www.deloitte.ca

December 19, 2016

To the Board of Directors of Alignvest Acquisition Corporation

Dear Sirs:

Subject: Fairness opinion related to the Plan of Arrangement involving Alignvest Acquisition Corporation and Trilogy International Partners LLC

Introduction

Deloitte LLP ("Deloitte") was engaged by the Board of Directors (the "Board") of Alignvest Acquisition Corporation ("Alignvest" or the "Company") to provide fairness opinion services as described herein.

The Company will, via a Plan of Arrangement (the "Arrangement"), enter into a series of transactions that will result in an acquisition by Alignvest of a substantial equity interest and 100% voting control of Trilogy International Partners LLC ("Trilogy") (the "Proposed Transaction"). We were asked to act as financial advisor to the Board of Alignvest in connection with the preparation and delivery of a fairness opinion (the "Fairness Opinion"), to determine whether the Proposed Transaction is fair, from a financial point of view, to Alignvest and its Class A and Class B Shareholders.

For the purpose of this report, fair market value ("FMV"), as defined by Ontario Securities Commission's ("OSC") Multilateral Instrument 61-101 ("MI 61-101"), is the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

Fair market value as defined above is a concept of value, which may or may not equal the purchase/sale price in an actual market transaction. Within the marketplace, there may exist "special purchasers" who may be willing to pay higher prices, as a result of reduced or eliminated competition, ensured source of sales, cost savings arising on business combinations following acquisitions, or other strategic advantage which could be enjoyed by the purchaser.

Given the nature and stated purpose of this engagement, we will not expose any of the shares of Trilogy to the marketplace to determine whether some special purchasers, for their own reasons, might perceive a value different from that considered by us in arriving at our Fairness Opinion.

We have not considered the potential value to Alignvest or its Class A and Class B Shareholders of any other transaction that might be undertaken as an alternative to the Proposed Transaction. In arriving at our Fairness Opinion, Deloitte considered whether the fair market value of the common shares to be received by the Class A and Class B Shareholders as part of the Proposed Transaction is greater than or equal to the fair market value of the shares to be given up by the Class A and Class B Shareholders.

1

Background

We understand that the Board of Alignvest is contemplating, through the Arrangement, a series of transactions that will result in an acquisition by Alignvest of a substantial equity interest and 100% voting control of Trilogy. We understand that the Arrangement Agreement (the "Agreement") will result in the following (as defined further in the Agreement and/or the Limited Liability Company Agreement (the "LLC Agreement")):

•

Alignvest will amend its constating documents to, among other things: (i) change the name of Alignvest to Trilogy International Partners Inc., re-designate its Class B shares (the "Class B Shares") as "Common Shares" (the "Common Shares") and create a special voting share (to be held by a trustee) (the "Special Voting Share") for the benefit of the Class C unitholders; and (ii) obtain approval to continue as a corporation under the laws of the Province of British Columbia (rather than an Ontario corporation), this corporation, following such continuance, is referred to as NewCo;

•

The existing unitholders of Trilogy will receive Class C units ("Class C units") of Trilogy in exchange for their current equity interest. Their Class C units will be non-voting, but exchangeable on a 1-for-1 basis into NewCo Common Shares. The Class C unitholders would be entitled to vote, on an as-exchanged basis, together as a class in most cases with the Common Shareholders, through the Special Voting Share of NewCo held by a trustee. Note that Trilogy has the option, on any redemption of Class C units, to pay either in shares of Newco or the cash equivalent thereof based on market prices;

•

Alignvest will use all, or substantially all, of its available cash to acquire non-voting Class B units of Trilogy ("Class B units") equal in number to the Common Shares of NewCo outstanding at closing (after new subscriptions and redemptions). Alignvest will also acquire, though a wholly- owned new U.S. subsidiary, all of the voting Class A units ("Class A units") of Trilogy, and thus have 100% voting control (except with respect to notes on amendments to the Trilogy charter). We understand that the Class A units will have no economic value (i.e. are not entitled to participate in distributions from Trilogy);

•

If desired, existing minority shareholders ("Minority Shareholders") of Two Degrees Mobile Ltd. ("2degrees"), a subsidiary of Trilogy, may sell their 2degrees shares directly or indirectly to Alignvest, and/or Trilogy. Depending on the extent to which any of the Minority Shareholders sell their shares of 2degrees to Trilogy, Trilogy's ownership in 2degrees may range from 62.9% ("Scenario 1") to 100.0% ("Scenario 2"). That would lead to adjustments which would be mutually agreed upon and would affect the value received by Trilogy's existing equityholders, who will become Class C unitholders. As such, the Proposed Transaction will encompass a range of ownership scenarios between Scenario 1 and Scenario 2 (inclusive);

•

Trilogy may choose to convert its convertible notes into additional shares of 2degrees. This would also lead to adjustments which would be mutually agreed upon and would affect the value received by Trilogy's existing equityholders, who will become Class C unitholders.

•

The Class B units held by Alignvest and the Class C units held by the existing Trilogy equityholders would be designed to be economically identical, except for the redemption/exchange rights attached to the Class C units. They would be designed to be mandatorily redeemed/exchanged for NewCo Common Shares (which would be a taxable transaction for the Class C unitholders) within no more than 7 years after closing, but could be redeemed/exchanged at any time earlier, at the election of the holder;

2

•

NewCo would agree to file and maintain effective a U.S. resale registration statement to register under the U.S. Securities Act of 1933 (the "1933 Act"), as amended and enable Class C unitholders to sell to the public any NewCo Common Shares they receive on exchange of their Class C units that are subject to resale restrictions under the 1933 Act;

•

In addition to the above, there are third party investors expected to participate in the Proposed Transaction through subscriptions for Alignvest Class B shares to be issued at closing at a price of CA$10.00 per share; and

•	The Proposed Transaction is based on a valuation of CA$10.00 per NewCo Common Share, under both scenarios (Scenario 1 and Scenario 2).

Purpose of the Fairness Opinion

In connection with the Proposed Transaction, we have been requested by the Board of Alignvest to prepare this fairness opinion, under the practice standards of the Canadian Institute of Chartered Business Valuators (the "CICBV"), as at November 30, 2016 (the "Fairness Opinion Date"), setting out our opinion on the fairness, from a financial point of view, of the Proposed Transaction. Specifically, we have been asked to consider whether the Proposed Transaction (within the range of ownership scenarios of Scenario 1 and Scenario 2 (inclusive)) is fair, from a financial point of view, to Alignvest and its Class A and Class B Shareholders as at the Fairness Opinion Date.

We understand that the Board requires the Fairness Opinion to assist it in discharging its fiduciary duties in determining whether the Proposed Transaction (within the range of ownership scenarios of Scenario 1 and Scenario 2 (inclusive)) is in the best interests of Alignvest and its Shareholders, and to assist the Court that will review the Arrangement, and the Fairness Opinion is to be included as part of an information circular to be issued to Alignvest shareholders in respect of the Proposed Transaction.

Engagement

The Board of Alignvest formally engaged Deloitte on October 24, 2016 to provide the Fairness Opinion (the "Engagement Agreement"). The terms of the Engagement Agreement provide that Deloitte is to be paid a fixed fee in an amount intended to approximate actual time spent at standard hourly billing rates, of which 80% of the fees is to be payable conditional upon closing of the Proposed Transaction. In addition, Deloitte is to be reimbursed for its reasonable out-of-pocket expenses and indemnified by Alignvest in respect of certain liabilities which may be incurred by Deloitte in connection with the provision of its services hereunder except as amended by the Waiver and Release agreement between Deloitte and Alignvest dated October 21, 2016, of claims against Alignvest's Class A shareholder escrow account.

We did not act as a financial adviser to Alignvest in connection with any aspect of the Proposed Transaction other than the preparation of this Fairness Opinion and did not participate in the negotiation of the Agreement. The effective date of the Fairness Opinion is November 30, 2016.

3

Credentials of Deloitte

Deloitte is one of the world's largest and most reputable professional services organizations with approximately 200,000 people in over 150 countries. In Canada, Deloitte is one of the country's leading professional services firms and provides audit, tax, financial advisory and consulting services through more than 8,000 people in 56 offices.

Deloitte's professionals have significant experience in providing advisory services for various purposes, including fairness opinions, mergers and acquisitions, corporate finance, business valuations, litigation matters and corporate income tax, amongst other things.

As a global market leader with over 125 valuation professionals in Canada and over 1,500 valuation professionals globally, Deloitte has a leading valuation practice with international delivery capabilities, deep financial and accounting acumen and significant industry experience. Our valuation services group includes finance professionals, many of whom have earned professional designations including Chartered Business Valuator (CBV), Chartered Financial Analyst (CFA), Chartered Accountant (CA), Certified Public Accountant (CPA) and Accredited Senior Appraiser (ASA).

Independence of Deloitte

Prior to accepting our engagement and performing the Fairness Opinion services hereunder, an internal search of Deloitte records was performed to identify any potential client conflicts based on the names of the parties that Alignvest provided, which are listed below:

•	Alignvest Acquisition Corporation;

•	Alignvest Management Corporation;

•	Trilogy International Partners LLC and its subsidiaries and affiliates; and

•	Various investors who have agreed to acquire Class B shares of Alignvest conditionally upon and concurrently with the closing of the Proposed Transaction (the "Closing").

Based on the results of this search, we informed Alignvest that:

•

Trilogy has engaged Deloitte to provide accounting and financial advisory services in preparation for the Proposed Transaction with Alignvest. Deloitte additionally provides tax and other advisory services to one of the Trilogy's operating subsidiaries;

•

Neither Deloitte nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Alignvest or Trilogy, or any of their respective affiliates. Deloitte and its affiliates are not auditors of any of the parties listed above;

•

Deloitte and its affiliates have, and may in the future, in the ordinary course of its business, continue to provide services to Alignvest, Trilogy or any of their respective associates or affiliates; and

•	The compensation of Deloitte for the preparation of this Fairness Opinion is partially contingent upon the Closing of the Proposed Transaction.

4

Performance of the services described above could be potentially viewed as a conflict of interest. In order to avoid any misunderstanding Deloitte obtained the consent and agreement to these relationships with Alignvest prior to taking on the Fairness Opinion engagement. We believe that such services do not impair our objectivity in the performance of the Fairness Opinion services, and we do not believe that the prior, current, or future delivery of professional services to any one of the parties involved or our compensation structure impacts our ability to act impartially in this matter. We are not aware of any conflict that would affect our ability to act impartially.

Scope of Review

In connection with preparing and rendering this Fairness Opinion, Deloitte has reviewed and/or relied upon, among other information, the following:

1.	Discussions with Alignvest and Trilogy management;

2.	Trilogy's audited financial statements and annual reports from the four fiscal years ended December 31, 2012 to 2015;

3.	Trilogy, 2degrees, and NeuvaTel unaudited financial results for the nine months ended in 2016;

4.	Alignvest and Trilogy's website;

5.	Audited and unaudited financial statements of Alignvest for the periods ended December 31, 2015 and July 31, 2016;

6.	Arrangement Agreement between Alignvest and Trilogy dated November 1, 2016;

7.	Plan of Arrangement dated November 1, 2016;

8.	Draft Sixth Amended and Restated Limited Liability Company Agreement among Trilogy International Partners LLC and its members;

9.	Other historical and forecast financial and operating information as provided by Alignvest management;

10.	Capitalization structure of NewCo under ownership scenarios ranging from Scenario 1 to Scenario 2 (inclusive);

11.	Public market data and research reports relating to telecommunications industry in general;

12.	Research about guideline publicly traded companies and guideline precedent transactions;

13.	Other industry, economic, financial and market information and analyses considered by Deloitte to be necessary or appropriate in the circumstances; and

14.

Letters of representation obtained from management of Alignvest and Trilogy, wherein they confirmed certain representations and warranties made to us, including representation that they have no information or knowledge of any facts or material information not specifically referred to in this Fairness Opinion, which, in their view, would reasonably be expected to affect the Fairness Opinion conclusions expressed herein.

5

Deloitte's procedures consisted primarily of inquiry, review, analysis and discussion of this information. Deloitte has not, to the best of its knowledge, been denied access by Alignvest to any information that was made available to Alignvest by Trilogy. Our analysis was limited to information that Alignvest had access to, discussions with Alignvest and Trilogy management, and publicly available information, including the preliminary prospectus.

Restrictions and Limitations

The Fairness Opinion is subject to the following restrictions, limitations and qualifications, and any changes to which could have a significant impact on Deloitte's assessment of the fairness of the Proposed Transaction:

1.	In accordance with our engagement letter effective October 24, 2016, the Fairness Opinion has been prepared solely for the Board of Alignvest in connection with the Proposed Transaction;

2.	The Fairness Opinion does not constitute advice to holders of Class A or Class B Shares of Alignvest or a recommendation to vote in favor of the Proposed Transaction;

3.

Deloitte has relied upon the completeness, accuracy, and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from management of Alignvest and/or Trilogy and through materials obtained in the public domain (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy, and fair presentation of such Information. Deloitte has not attempted to verify independently the completeness, accuracy or fair presentation of the Information;

4.

The Company has represented and warranted to Deloitte that it understands the limitations of our analysis given our prescribed scope related to the Information which required us to accept the Information in its current state without independently confirming its factual accuracy. Management has represented and warranted to Deloitte that it is fully aware of and understands, the ramifications of relying on the Fairness Opinion when it has been prepared based on this restrictive and limited scope of Information and that our analysis and conclusions may have been different if we had been engaged to audit or independently confirm the accuracy of the Information;

5.

No opinion, counsel, or interpretation is intended to be provided in matters that require legal or other appropriate professional advice. It is assumed that such opinion, counsel, or interpretations have been or will be obtained from the appropriate professional sources. To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Deloitte assumes no responsibility therefore, and assumes, in connection with such matters, other than as specifically disclosed to us, that:

•

The title to all such assets, properties, or business interests purportedly owned by Alignvest and Trilogy is good and marketable, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all liens, encumbrances or encroachments, other than disclosed to us;

•

There is compliance in all material respects with all applicable federal, local, and national regulations and laws, as well as the policies of all applicable regulators, and that all required licenses, rights, consents, or legislative or administrative authority from any federal, local, or national government, private entity, regulatory agency or organization have been or can be obtained or renewed for the operation of the businesses of Alignvest and Trilogy;

6

•	There are no material legal proceedings regarding the business, assets, or affairs of Alignvest and Trilogy other than disclosed to us; and
•	There are no environmental liabilities and asset retirement obligations related to the operations of Alignvest and Trilogy other than disclosed to us.

6.	We have relied upon Management's representation of the following matters:

•	All offers to purchase the operations of Trilogy in the past 24 months have been fully disclosed to us;
•	The Arrangement will be structured in a non-taxable or tax efficient manner to Alignvest and the Class A and Class B shareholders, and any material tax matters have been disclosed to us;
•	Debt currently held by Trilogy will be not repaid until several months after the Proposed Transaction, and no break fees in connection with any other transaction are anticipated to be paid by Trilogy;
•	The capitalization structures for NewCo under the range of ownership structures between Scenario 1 and Scenario 2 (inclusive);
•	Scenario 1 and Scenario 2 ownership structures described herein, assumes certain ownership changes for Minority Shareholders and the conversion of convertible debt; and
•	New investments from third parties were negotiated independently from our Fairness Opinion, and are not conditional thereupon.

7.

This Fairness Opinion is given as of November 30, 2016 and Deloitte disclaims any undertaking or obligation to advise any person of any change in any facts or matter affecting this Fairness Opinion, which may come or be brought to Deloitte's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any facts or matter affecting this Fairness Opinion after the date hereof, Deloitte reserves the right to change, modify or withdraw this Fairness Opinion, but does not assume any obligation to do so;

8.

In the analyses and in preparing the Fairness Opinion, Deloitte made numerous assumptions with respect to industry performance, general business, and economic conditions and other matters, many of which are beyond the control of Deloitte, including inflation and exchange rates;

9.

This Fairness Opinion was prepared for the benefit of the Board only, it is not intended for any other party and was prepared as outlined in our engagement letter. Deloitte does not warrant or represent that this Fairness Opinion is sufficient or appropriate for any other purpose. This Fairness Opinion is not to be used for any purpose other than that outlined above without the express prior written consent of Deloitte in each specific instance. Deloitte does not assume any responsibility or liability for losses incurred by any party as a result of the circulation, publication, reproduction or use of this report contrary to the provisions of this paragraph. Deloitte has no duty of care to any party other than the Board of Alignvest for the work we have performed or for the contents of this Fairness Opinion or any issues referred to herein;

10.

Deloitte believes that the Fairness Opinion must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis; and

7

11.

Deloitte has not prepared a formal valuation of the shares of NewCo, Alignvest, Trilogy, or any other interests of these entities, as defined by the CICBV. Any valuation analysis undertaken by Deloitte was exclusively conducted for the purpose of rendering our Fairness Opinion.

Major Assumptions

Deloitte has relied upon and assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions, representations and other material obtained by it from public sources or provided to it by, on behalf of, or at the request of Alignvest and this Fairness Opinion is conditional upon such completeness, accuracy and fair presentation.

In arriving at our conclusion, we have relied upon the following major assumptions:

1)

The balance sheet as at July 31, 2016 and September 30, 2016 accurately reflects the financial position of Alignvest and Trilogy, respectively, as at the Fairness Opinion Date, including any significant commitments and contingent liabilities;

2)	Alignvest and Trilogy's unaudited results for the period ended July 31, 2016 and September 30, 2016, respectively approximate Trilogy and Alignvest's actual results;

3)

All assets and liabilities as at July 31, 2016 and September 30, 2016 for Alignvest and Trilogy, respectively, were recorded in accordance with generally accepted accounting principles in their respective financial statements;

4)

All revenue and expenses of Alignvest were recorded, in accordance with generally accepted accounting principles, in its financial statements for the fiscal-year ended April 30, 2016 and for the period ended July 31, 2016;

5)

All revenue and expenses of Trilogy were recorded, in accordance with generally accepted accounting principles, in its financial statements for the four fiscal-years ended December 31, 2015 and for the period ended September 30, 2016, respectively;

6)

The projected financial information, including estimates of working capital requirements and capital expenditures, represents Management's best estimate of future results of NewCo, Alignvest, Trilogy and its subsidiaries as at the Fairness Opinion Date;

7)	The range of ownership structures between Scenario 1 and Scenario 2, assumes certain ownership changes for Minority Shareholders and conversion of convertible debt, as represented by Management;

8)	Alignvest and Trilogy had no material unusual or non-recurring expense or revenue items during the period reviewed other than as disclosed to us;

9)	There were no material non-arm's length transactions during the period under review which took place at other than fair market value, other than as disclosed to us;

10)

The fair market value of the assets and liabilities of Alignvest, as at the Fairness Opinion Date, were approximated by their reported book values except as otherwise disclosed in the prospectus and appendices and other than as determined by us;

8

11)

The fair market value of the assets and liabilities of Trilogy, exclusive of assets and liabilities of the operating subsidiaries 2degrees and NuevaTel, as at the Fairness Opinion Date, were approximated by their reported book values except as otherwise disclosed in the prospectus and its appendices and other than as determined by us;

12)

There are no additional potential restructurings, strategic initiatives, or contemplated transactions that have not been disclosed to us, which would reasonably be expected to impact our value conclusion;

13)	Alignvest and Trilogy had no material redundant assets or excess liabilities as at the Fairness Opinion Date, other than as disclosed to us;

14)	All offers to purchase Trilogy during the 24 months preceding the Fairness Opinion Date have been fully disclosed to us;

15)	The Arrangement has been structured in a non-taxable or tax efficient manner to Alignvest and the Class A and Class B shareholders, and any material tax matters have been disclosed to us;

16)

In conjunction with closing the Proposed Transaction, Trilogy will commence discussions with existing bondholders. Existing bonds are callable at par after May 15, 2017; however, Trilogy may consider an earlier refinance of the existing bonds if deemed economically advantageous or prudent to do so; and,

17)	New investments from third parties were negotiated independently from our Fairness Opinion, and not conditional thereupon.

Should any of the above major assumptions not be accurate or should any of the information provided to us not be factually correct, our conclusion could be significantly different.

Summary Description of Alignvest and Trilogy

Alignvest is a Special Purpose Acquisition Corporation ("SPAC") established on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest (a "Qualifying Transaction").

While not limited to a particular industry or geographic region for purposes of completing a Qualifying Transaction, Alignvest stated its intention was to focus on target businesses headquartered in North America, with estimated enterprise value of between $400.0 million and $2.0 billion plus.

Trilogy, formed on November 21, 2005, is a holding company, with its operations primarily conducted through its subsidiaries. Trilogy currently provides wireless communications services through its operating companies in New Zealand and Bolivia covering an aggregate population of approximately 15.5 million persons. Trilogy's founding executives launched Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A. ("NuevaTel") in Bolivia, in 2000 and Trilogy acquired this business in 2006. Trilogy launched Two Degrees Mobile Limited ("2degrees"), its greenfield operations in New Zealand, in 2009. As of December 31, 2015, Trilogy and its two operating subsidiaries served approximately 3.6 million wireless customers and had 1,749 employees.

Trilogy's two operating companies provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both customers and international visitors roaming on their networks. Services are provided to customers on both a prepaid and postpaid basis. Trilogy's networks support several digital technologies: Global System for Mobile Communications ("GSM" or "2G"); Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"); and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G"). In Bolivia, 4G service was launched in May 2015 and had 572 4G sites on-air as of September 30, 2016. In New Zealand, 4G service was launched in 2014 and had 630 4G sites on-air as of September 30, 2016. Additionally, with the acquisition of Snap Limited ("Snap") in April 2015, Trilogy began to provide fixed broadband communications services to residential and enterprise customers in New Zealand.

9

Approach to Reaching Fairness Opinion

In arriving at our Fairness Opinion, Deloitte considered whether the fair market value of the common shares to be received by the Class A and Class B Shareholders as part of the Proposed Transaction is greater than or equal to the fair market value of the shares to be given up by the Class A and Class B Shareholders.

There are three generally acceptable approaches to determining fair market value: Income, Market, and Asset approaches:

1.

The income approach ascribes value to the interest in the company based on its ability to generate future discretionary cash flow and earn a reasonable return on investment after consideration of risks related thereto. Examples of the income approach include the capitalized earnings/cash flow and the discounted cash flow methods;

2.

The empirical or market approach involves determining the fair market value of a company based on value relationships and/or activity ratios derived or implied from the analysis of guideline public company trading prices and market transactions that can be applied to the company in question. Both merger and acquisition activity and stock market activity are considered in deriving various value measures to apply; and

3.

The asset-based approach considers the current value of a company's net assets as the prime determinant of value. This approach is generally used where a company is properly valued as a going concern but where the going concern value is closely related to the value of its underlying assets (i.e. limited goodwill and intangible assets) or where a business is not viable as a going concern and it, therefore, maximizes value under liquidation.

To inform our valuation analyses, we selected the asset-based approach for the holding companies, and the income and market approaches for the operating subsidiaries. Specifically, we considered the net asset approach, the discounted cash flow method, the sum of parts methodology, the guideline public companies method, and the guideline M&A method, as follows:

1.	We determined the fair market value of Alignvest's Class A and B shares on a fully diluted basis (as appropriate) based upon consideration of the following:

•	The redemption value of the Class A shares if a transaction was not completed;
•

The fair market value of the Class A and Class B shares if a transaction was completed assuming no new investors, and a hypothetical alternative transaction equivalent to the fair market value of a transaction that equaled the total escrow amount and cash balance in Alignvest;

10

•	The public trading price of Alignvest's Class A Shares and Warrants prior to the announcement of the transaction;
•	The Prospectus of Alignvest dated June 16, 2015 and the charter of the company as a Special Purpose Acquisition Company; and,
•	As at the Fairness Opinion Date, we understand that Alignvest had no business operations, and the Proposed Transaction would represent its Qualifying Transaction.

2.	We prepared a valuation analysis to determine the fair market value of the Common Shares of NewCo., on a pro-forma basis, as of the Fairness Opinion Date, based on the sum-of-parts methodology:

2degrees and NeuvaTel:

•

We performed notional valuation analyses under a discounted cash flow ("DCF") approach. The DCF approach is considered to be appropriate when valuing a business where significant fluctuations in the future earnings or discretionary cash flow are expected or where the historical operating results of the company are not considered to be representative of the future earnings capacity of the company. We have selected the DCF approach to value 2degrees and NeuvaTel, having considered the following:

–	The cash flow generating ability of the 2degrees and NeuvaTel may create value above the book value of the underlying assets;
–	Historical earnings are not representative of future potential earnings;
–	Annual cash flow projections prepared by Management were available and provided by Management for the ten years ending December 31, 2025; and,
–	The DCF model provides the flexibility to reflect changes in growth rates and operating margins over the Discrete Forecast Period.

•

Under the DCF approach, fair market value is based on the net present value of expected future cash flows. Deloitte accepted the forecast cash flows provided by Management through discussions with Management, an understanding of the process and due diligence performed to create the forecasts, a review of historical operating results, and benchmarking against selected observable market data to validate the reasonability of the underlying assumptions. We also conducted certain sensitivity analyses on material assumptions to evaluate the impact upon the DCF results, in particular, we sensitized discount rate, growth, and EBITDA margins;

•

The projected cash flows, net of taxes, capital expenditures, and working capital investments, together with the terminal value of the business at the end of the forecast period, were discounted at an appropriate weighted-average cost of capital, resulting in the enterprise value of the 2degrees and NeuvaTel, respectively;

•	To arrive at the fair market value of equity, fair market value of redundant assets were added such as other non-current assets, and the fair market value of net debt was deducted; and,
•

To arrive at the fair market value of Trilogy's interest, we adjusted for the present value of corporate costs incurred by Trilogy for the provision of management services to its subsidiaries as well as non-controlling interests in 2degrees and NeuvaTel.

Trilogy and Alignvest:

•	We performed a valuation of Trilogy (on an unconsolidated basis) and Alignvest based on the net asset approach as Trilogy and Alignvest are considered holding companies without business operations.

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NewCo:

•

The fair market value of NewCo. was based upon a sum of parts methodology; whereby, the fair market value of 2degrees, NeuvaTel, Trilogy, and Alignvest, determined on an unconsolidated basis, were added together to arrive at the fair market value of NewCo (assuming no latent tax liability such as taxes due to assumed sale of 2degrees and NeuvaTel shares);

•	Adjustments including expected investment by third parties and transaction costs were considered;
•	We have considered the application of a minority discount in the range of 0.0% to 10.0% as the Class A and Class B shareholders as a group will hold a minority interest in NewCo; and
•	Based on the fair market value above, the fair market value per NewCo Common Share, on a pro- forma basis, was determined, on a fully-diluted basis.

3.

We considered the market approach to support our findings derived from the discounted cash flow approach. We note that guideline public company/transaction multiples are available and reasonably informative, and market participants consider the approach when making acquisitions and forming expectations. In particular, we reviewed the following:

•	Comparable public companies and M&A transactions in the telecommunications industry within regions similar to 2degrees and NeuvaTel, as well as globally.
•

Multiples including: Enterprise value ("EV") to latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") (together "EV/LTM EBITDA"); EV / next twelve months ("NTM") EBITDA (together "EV/NTM EBITDA"); price / book; price / tangible book; and enterprise value / subscribers;

•

The above multiples were adjusted for relative risk and growth factors such as size, geographic risk, technology condition, diversification of operations, competitive environment, macroeconomic conditions, etc. to arrive at a multiple relevant to 2degrees and NeuvaTel, and compared these results to the implied multiples under our DCF approach to corroborate our analysis; and

•

In particular, we noted that, contemporaneous with the Proposed Transaction, certain new investors will invest approximately CA$82.5 million for 8.3 million Common Shares in Alignvest (i.e. CA$10.00 per common share), of which a meaningful amount is from arm's length investors.

We compared the fair market value of the Class A and Class B shares as determined above with the fair market value of the NewCo Common Shares to be received by the Class A and Class B shareholders, including consideration of, but not limited to, the following:

•	New arm's length and non-arm's length investment into NewCo made contemporaneously with the Proposed Transaction;
•	Board representation;
•	Governance provisions of NewCo;
•	Tax distribution rights;
•	Retention/lock-up and forfeiture provisions;
•	Potential strategic benefits from the Arrangement; and,
•	Risk factors.

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Fairness Conclusion

Based upon and subject to the foregoing and such other matters Deloitte considered to be relevant, Deloitte is of the opinion that, as at the date hereof, the Proposed Transaction is fair, from a financial point of view, to Alignvest and its Class A and Class B Shareholders.

Yours truly,

Richard Ginsberg
Partner
Deloitte LLP

13

APPENDIX “D” – INTERIM ORDER

D-1

Court File No. CV-16-11640-00CL

ONTARIO
SUPERIOR COURT OFJUSTICE
(COMMERCIAL LIST)

ALIGNVEST ACQUISITION CORPORATION

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Alignvest Acquisition Corporation ("AQX"), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the "OBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on December 13, 2016 and the Affidavit of Andre Mousseau sworn December 14, 2016, (the "Mousseau Affidavit"), including the Plan of Arrangement, which is attached as Appendix "B" to the draft management information circular of AQX (the "Information Circular"), which is attached as Exhibit A to the Mousseau Affidavit, and on hearing the submissions of counsel for AQX and counselfor Trilogy International Partners LLC ("Trilogy").

Page2

Definitions

1.     THIS COURT ORDERS that all capitalized terms used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2.     THIS COURT ORDERS that AQX is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders of the issued and outstanding Oass A Restricted Voting Shares (the "Class A Shares") and Oass B Shares (together, the"AQX Shares") in the capital of AQX (the "AQX Shareholders") scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, MSL 1B9 on January 24, 2017, at 10:00 a.m. (Toronto time) in order for the AQX Shareholders, either in person or by proxy, to consider and, if determined advisable, pass a resolution authorizing, adopting and approving, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of AQX Shareholders, which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of AQX, subject to what may be provided hereafter and subject to further order of thiscourt.

Page3

4.     THIS COURT ORDERS that the record date (the "Record Date") for determination of the AQXShareholders' entitlement to notice of, and to vote at, the Meeting shallbe theclose of businessonDecember20,2016.

5.     THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the AQX Shareholders or their respective proxyholders;

b)	the officers, directors, auditors and advisors of AQX;

c)	representativesand advisors of Trilogy;

d)	unitholders of Trilogy; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6.     THIS COURT ORDERS that AQX may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7.     THIS COURT ORDERS that the Chair of the Meeting shall be determined by AQX and that the quorum at the Meeting shall be at least two registered or beneficial AQX Shareholders holding or representing by proxy not less than 25% of the issued and outstanding AQXShares entitled to be voted at the Meeting.

Page4

Amendments to the Arrangement and Plan of Arrangement

8.     THIS COURT ORDERS that AQX is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the AQX Shareholders, or others entitled to receive notice under paragraphs 12, 13 and 14 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shallbe the Arrangement and Plan of Arrangement to be submitted to the AQX Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for thefinal approval of the Arrangement.

9.     THIS COURT ORDERS that,if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a AQX Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances,as AQXmay determine.

Amendments to the Information Circular

10.     THIS COURT ORDERS that AQX is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12,13 and 14 of this Interim Order.

Adjournments and Postponements

11.     THIS COURT ORDERS that AQX, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the AQXShareholders respecting theadjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as AQX may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.     THIS COURT ORDERS that, in order to effect notice of the Meeting, AQX shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and the form of proxy, along with such amendments or additional documents as AQX may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

a)

the registered holders of AQX Shares (the "Registered AQX Shareholders") at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by oneor more of the following methods:

i)

by pre-paid ordinary or first class mail at the addresses of the Registered AQX Shareholders as they appear on the books and records of AQX, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Secretary of AQX;

Page6

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the addressspecified in (i) above; or

iii)

by facsimile or electronic transmission to any Registered AQX Shareholder, who is identified to the satisfaction of AQX, who requests such transmission in writing and, if required by AQX, who is prepared to pay the charges for such transmission;

b)

non-registered AQX Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators;

c)

the respective directors and auditors of AQX by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty- one (21) days prior to the date of the Meeting, excluding the date of sending and the dateof the Meeting;

and that compliance with this paragraph shallconstitute sufficient notice of the Meeting.

13.     THIS COURT ORDERS that, in the event that AQX elects to distribute the Meeting Materials, AQX is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by AQX to be necessary or desirable (collectively, the "Court Materials") to the holders of Alignvest Warrants, by any method permitted for notice to AQX Shareholders as set forth in paragraphs 12(a) or 12(b), above, within the time periods set forth in paragraph 12 of this Interim Order. Distribution to such persons receiving the Court Materials shall be to their addresses as they appear on the books and records of AQX or its registrar and transfer agent at the close of business on the Record Date.

Page7

14.     THIS COURT ORDERS that, in the event that AQX elects to distribute the Meeting Materials, AQX is hereby directed to distribute, or cause to be distributed, the Notice of Application and this Interim Order, and any other communications or documents determined by AQX to be necessary or desirable (the"Trilogy Court Materials") to the holders of Trilogy Units, TINZ Units and, as applicable, 2Degrees Shares , in each case, by electronic transmission or any method permitted for notice to AQX Shareholders as set forth in paragraphs 12(a) or 12(b), above, within the time periods set forth in paragraph 12 of this Interim Order, provided that if the Trilogy Court Materials are distributed by electronic transmission, AQX shall also distribute, or cause to be distributed, paper copies of such materials to holders of Trilogy Units, TINZ Units and, as applicable, 2 Degrees Shares, upon request. Distribution to such persons receiving the Trilogy Court Materials shall be to their addresses as they appear on the books and records of Trilogy, TINZ and 2Degrees as applicable, at the close of business on the Record Date.

15.     THIS COURT ORDERS that accidental failure or omission by AQX to give notice of the meeting or to distribute the Meeting Materials, Court Materials or Trilogy Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a resultof events beyond the reasonable control of AQX, or the non-receipt of such notice shall, subject to any further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of AQX, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Page8

16.     THIS COURT ORDERS that AQX is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials, Court Materials or Trilogy Court Materials as AQX may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as AQX may determine.

17.     THIS COURT ORDERS that distribution of the Meeting Materials, Court Materials and Trilogy Court Materials pursuant to paragraphs 12, 13 and 14 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12, 13 and 14 that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials, Court Materials or Trilogy Court Materials or any portion th reof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraphs 9, 15 or 16 above.

Solicitation and Revocation of Proxies

18.     THIS COURT ORDERS that AQX is authorized to use the proxies substantially in the form of the draft accompanying the Information Circular, with such amendments and additional information as AQX may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. AQX and Trilogy are authorized, at their expense, to solicit proxies, directly or through their officersJ directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic conununication as they may determine. AQX may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Registered AQXShareholders, if AQX deems it advisable to do so.

Page9

19.     THIS COURT ORDERS that Registered AQX Shareholders shall be entitled to revoke their proxies in accordance with section 110(4} of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s. 110(4}(a} of the OBCA may be deposited (a) at the Toronto office of AQX's Registrar and Transfer Agent, TSX Trust Company, located at 200 University Avenue, Suite 300, Toronto, Ontario, MSH 4H1 at any time up to and including the last Business Day preceding the date of the Meeting or in the event that the Meeting is adjourned or postponed, no later than the last Business Day preceding any reconvened or postponed Meeting, or (b) with thescrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting.

Voting

20.     THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on (i) the Arrangement Resolution, or (ii) such other business as may be properly brought before the Meeting, shall be those AQX Shareholders who hold AQX Shares as of the close of business on the Record Date. illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain votinginstructions shall be voted in favour of the Arrangement Resolution.

21.     THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per AQX Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least a simple majority of the votes attached to the AQX Shares held by AQX Shareholders present in person or represented by proxy at the Meeting entitled to vote thereat, voting together as if they were a single class of share,s as contemplated in AQX's final prospectus dated June16, 2015 in respect of its initial public offering and Section 1024 of Part X of the TSX Company Manual (as modified by the TSX). Such votes shall besufficient to authorize AQX to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement, including, for certainty, the authorization to continue Alignvest from the laws of Ontario, on a basis consistent with whatis provided for in the Information Circular without the necessity of any further approval by the AQX Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

22.     THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting AQX (other than in respect of the Arrangement Resolution), each AQX Shareholder is entitled to one vote for each AQX Share held.

Dissent Rights

23.     THIS COURT ORDERS that, given the optional redemption rights attached to the Class AShares as contemplated in AQX's final prospectus dated }W1e 16, 2015 in respect of its initial public offering, and given that all holders of Gass B Shares opted to vote in favour of the Arrangement, thereshallbe no dissent rights under Section 185of theOBCA or otherwise.

Hearing of Application for Approval of the Arrangement

24.     THIS COURT ORDERS that upon approval by the AQX Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, AQX may apply to this Honourable Court for finalapproval of the Arrangement.

25.     THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12, 13 and 14, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

26.     THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for AQX, with a copy to coW1sel for Trilogy as soon as reasonably practicable, and, in any event, not later than 5:00 pm (Toronto time) on January 18, 2016 (or the day that is four business days immediately preceding any adjournment or postponement of the hearing of this Application), at the following addresses:

STIKEMAN ELLIOTILLP
Barristers &Solicitors
5300ConunerceCourtWest
199BayStreet
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Patrick Corney LSUC# 65462N
Tel: (416) 869-5668
Fax: (416) 947-0866

Lawyers for the Applicant

Blakes, Cassels & Graydon LLP
595 Burrard St
Suite 2600, Three Bentall Centre
Vancouver, BC V7X1L3

Sean K. Boyle
Tel: 604-631-3344
Fax: (604) 631-3309

Lawyers for Trilogy

27.     THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shallbe:

i)	AQX;

ii)	Trilogy; and

iii)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

28.     THIS COURT ORDERS that any materials to be filed by AQX in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

29.     THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 above shall been titled to be given notice of the adjourned date.

Precedence

30.     THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the AQX Shares or the Alignvest Warrants, or the articles or by-laws of AQX, this Interim Order shall govern.

Extra-Territorial Assistance

31.     THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

32.     THIS COURT ORDERS that AQX shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT/ INSCRIT A TORONTO
ON/ BOOK NO:
LE/DANS LE REGISTRE NO:

DEC 19 2016

PER/PAR:

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF TH E RULES OF CIVIL PROCEDURE	Court File No. CV-16-11640-00CL

AND IN 1HE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING ALIGNVEST ACQUISITION CORPORATION AND TRILOGY INTERNATIONAL PARTNERS LLC

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding Commenced at Toronto

INTERIM ORDER

STIKEMANELLIOTILLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada MSL1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Patrick Corney LSUC# 65462N
Tel: (416) 869-5668
Fax: (416) 947-0866

Lawyers for the Applicant

APPENDIX “E” – NOTICE OF APPLICATION

E-1

Court File No. CV-16-11640-00CL
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING ALIGNVEST ACQUISITION CORPORATION AND TRILOGY INTERNATIONAL PARTNERS LLC

ALIGNVEST ACQUISITION CORPORATION

Applicant

AMENDED NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing on December 19,WM January 26, 2017 at 10:00 a.m. at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

C. Irwin
Registrar

Date December-1-312,2016	Issued by	_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Local registrar

Address of 330 University Ave.
court office Toronto ON MSG 1R7

TO: AND	ALL HOLDERS OF CLASS A RESTRICTED VOTING SHARES OF ALIGNVEST ACQUISITION CORPORATION

TO:	ALL HOLDERS OF CLASS B SHARES OF ALIGNVEST ACQUISITION CORPORATION

AND TO:	ALL HOLDERS OF WARRANTS TO PURCHASE CLASS A RESTRICTED VOTING SHARES OF ALIGNVEST ACQUISITION CORPORATION

AND TO:	ALL DIRECTORS OF ALIGNVEST ACQUISITION CORPORATION

AND TO:	THE AUDITORS FOR ALIGNVEST ACQUISITION CORPORATION

AND TO:	TRILOGY INTERNATIONAL PARTNERS LLC

AND TO:	ALL HOLDERS OF UNITS OF TRILOGY INTERNATIONAL PARTNERS LLC

AND TO:	ALL HOLDERS OF UNITS OF TRILOGY INTERNATIONAL NEW ZEALAND

AND TO:	ALL APPLICABLE HOLDERS OF SHARES OF TWO DEGREES MOBILE LIMITED

cf o Blakes, Cassels & Graydon LLP
595 Burrard St
Suite 2600, Three Bentall Centre
Vancouver, BC V7X 1L3

APPLICATION

1.	The applicant makes application for:

(a)	A final order approving the Arrangement pursuant to sections 182(3) and 182(5) of the OBCA;

(b)

An interim order (the "Interim Order") for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the "OBCA"), with respect to an arrangement (the "Arrangement") arising out of a proposed transaction among Alignvest Acquisition Corporation ("AQX" or the II Alignvest") and Trilogy International Partners LLC ("Trilogy"), among others, as described in Alignvest's management information circular (the "Circular") to be distributed to the shareholders of AQX (the "AQX Shareholders") in connection with a meeting at which the AQX Shareholders will consider and vote upon the Arrangement (the "Meeting");

(c)	an order, if necessary, abridging and validating the timing and method of service and filing of the Notice of Application and Application Record; and

(d)	Such further and other relief as to this Honourable Court seems just.

2.	The grounds for the application are:

(a)	AQX is a special purpose acquisition corporation incorporated pursuant to and governed by the OBCA;

(b)	AQX's registered office is located in Toronto, Ontario;

(c)	AQX's Class A Restricted Voting Shares (the "Class A Shares") are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "AQX.A";

(d)	AQX's warrants to purchase Class A Shares (the"AQX Warrants") are listed and posted for trading on the Toronto Stock Exchange under the trading symbol"AQX.WT";

(e)

Trilogy is a holding company formed under the laws of the State of Washington and currently provides communications services through its operating subsidiaries, Two Degrees Mobile Limited and Empresa de Telcomunicaciones NuevaTel (PCS de Bolivia) S.A., in New Zealand and Bolivia, respectively;

(f)	Alignvest wishes to effect a fundamental change in the nature of an arrangement under the provisions of the OBCA;

(g)	The Arrangement contemplates that at the effective time of the Arrangement (the "Effective Time"), among other things:

(i)	all Class A Shares in respect of which redemption rights have beenexercisedwillberedeemed;

(ii)	each Class A Share that has not been redeemed will be converted into a Class B Share;

(iii)	certain subscriptions for the issuance of new Class B Shares will becomeeffective;

(iv)

the articles of Alignvest will be amended to, among other things: (A) re-designate the Class B Shares to become common shares of Alignvest (the "Common Shares"); (B) amend the share capital of Alignvest and provide that Alignvest will be authorized to issue an unlimited number of Common Shares and one Alignvest special voting share (the "Special Voting Share"); (C) create the rights, privileges, restrictions and conditions of the Common Shares and the Special Voting Share; and (D) change the name of Alignvest to "Trilogy International Partners Inc." ("TIP Inc.");

(v)	the terms of the Alignvest Warrants will be amended such that they become share purchase warrants to acquire Common Shares; and

(vi)	Alignvest will be authorized to continue from the laws of Ontario to the laws of British Columbia;

(h)	In connection with the completion of the Arrangement:

(i)

the Class C Units of Trilogy will become redeemable, subject to the right of Trilogy to deliver Common Shares to a holder thereof on such redemption, and such holders of Class C Units of Trilogy will be able to vote their units as if they were Common Shares, on any matter, question, proposal or proposition whatsoever that may properly come before the holders of the Common Shares at any meeting of such holders or with respect to all written consents sought from such holders;

(ii)	certain holders of shares of Two Degrees Mobile Limited, a subsidiary of Trilogy, may exchange such shares for Common Shares;

(iii)	certain holders of units of Trilogy International New Zealand, a subsidiary of Trilogy, will exchange such units for Common Shares; and

(iv)

Trilogy will issue securities to Alignvest with the effect that at such time Alignvest will own a significant equity interest (which interest is expected, as set out in the Affidavit of Andre Mousseau, to be approximately 53% should there be no redemption of Class A Shares) and 100% voting interest in Trilogy;

(i)

As a result of the Arrangement, non-redeeming holders of Class A Shares and holders of Class B Shares will ultimately receive one common share of TIP Inc. in exchange for each AQX Share held at the Effective Time;

G)	The Arrangement is intended to qualify as Alignvest's "qualifying acquisition" within the meaning of Part X of the TSX Company Manual;

(k)	The Arrangement is an "arrangement" within the meaning of section 182(1)oftheOBCA;

(1)	The Arrangement is in the best interests of Alignvest and is put forward in good faith;

(m)	The Arrangement is fair and reasonable;

(n)	All statutory requirements under Section 182 and other applicable provisions of the OBCA either have been fulfilled or are expected to be fulfilled by the return date of this Application;

(o)	The directions set forth in any Interim Order this Court may grant, and the AQX Shareholder approval required, will be followed and obtained by the date of the return of this Application;

(p)	The Meeting is scheduled to take place in Toronto;

(q)

Certain AQX Shareholders, existing holders of units of Trilogy, holders of units of Trilogy International New Zealand and all applicable holders of shares of Two Degrees Mobile Limited are resident outside of Ontario and will be served pursuant to Rule 17.02(n) of the Rules of Civil Procedure, R.R.O., Reg. 194, and the terms of any Interim Order for advice and directions granted by this Honourable Court;

(r)	Section 182 of the OBCA;

(s)	Part X of the TSX Company Manual;

(t)	National Instrument No. 54-101 - Communication with Beneficial Owners of the Securities of a Reporting Issuer of the Canadian Securities Administrators;

(u)	Rules 1.05, 14.05, 17.02, 37.02(2)(a),38.06 and 38.09 of the Rules of Civil Procedure, R.R.0. 1990, Reg. 194; and

(v)	Such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	The following documentary evidence will be used at the hearing of the application:

(a)	The Affidavit of Andre Mousseau, to be sworn, and the exhibits thereto;

(b)

A further or supplementary Affidavit to be sworn, and the exhibits thereto, on behalf of Alignvest, reporting as to compliance with the Interim Order and the results of any meeting conducted pursuant to the Interim Order; and

(c)	Such further and other materials as counsel may advise and this Honourable Court may permit.

December 12,2016	STIKEMAN ELLIOTI LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC# : 38304R
ekolers@stikeman .com
Tel: (416) 869-5637
Patrick Corney LSUC# 65462N
pcorney@stikeman .com
Tel: (416) 869-5668
Fax: (416) 947-0866

Lawyers for the Applicant

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No. CV-16-11640-00CL
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING ALIGNVEST ACQUISITION CORPORATION AND TRILOGY INTERNATIONAL PARTNERS LLC

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding Commenced at Toronto

AMENDED NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
ekolers@stikeman.com
Tel: (416) 869-5637
Patrick Corney LSUC# 65462N
pcorney@stikeman.com
Tel: (416) 869-5668
Fax: (416) 947-0866

Lawyers for the Applicant

APPENDIX “F” – PROSPECTUS

F-1

This prospectus does not constitute a public offering of securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS

Non-Offering Prospectus	December 20, 2016

(to be renamed Trilogy International Partners Inc. in connection with its qualifying acquisition with Trilogy International Partners LLC)

No securities are being offered pursuant to this prospectus. This prospectus is being filed with the securities regulatory authorities in each of the provinces and territories of Canada by Alignvest Acquisition Corporation ("Alignvest"), which is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario. Alignvest was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving Alignvest that will qualify as its "qualifying acquisition". Since no securities are being sold pursuant to this prospectus, no proceeds will be raised pursuant to this prospectus.

On November 1, 2016, Alignvest announced that it had entered into a definitive arrangement agreement (as amended on December 20, 2016, to make certain minor changes that are consistent with the original intent of the parties, the "Arrangement Agreement") with Trilogy International Partners LLC ("Trilogy") pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy by way of a plan of arrangement (the "Arrangement"). The Arrangement constitutes Alignvest's qualifying acquisition.

This prospectus is being filed in accordance with section 1028 of the Toronto Stock Exchange Company Manual in connection with the completion of Alignvest's qualifying acquisition. Unless otherwise indicated, this prospectus has been prepared assuming that the Arrangement has been completed.

Existing shareholders of Alignvest will continue to hold an interest in Alignvest after giving effect to the Arrangement (referred to herein as "TIP Inc."). In connection with the Arrangement, Alignvest will be renamed "Trilogy International Partners Inc." and will continue from the laws of Ontario to the laws of British Columbia. TIP Inc. will indirectly own a significant economic interest in Trilogy's existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia. See "Description of the Business of TIP Inc.".

Alignvest's Class A restricted voting shares ("Alignvest Class A Restricted Voting Shares") are currently listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AQX.A". The closing price of the Alignvest Class A Restricted Voting Shares on the TSX on October 31, 2016, the last trading day before the Arrangement Agreement was announced, was C$9.90. The closing price of the Alignvest Class A Restricted Voting Shares on the TSX on December 19, 2016, was C$10.10. The share purchase warrants of Alignvest (the "Alignvest Warrants") are also currently listed for trading on the TSX under the symbol "AQX.WT". The closing price of the Alignvest Warrants on October 31, 2016, the last trading day before the Arrangement Agreement was announced, was C$0.36. The closing price of the Alignvest Warrants on December 19, 2016, was C$1.20. The completion of the Arrangement is conditional upon, among other things, approval by the TSX.

An investment in TIP Inc. is subject to a number of risks that should be carefully considered by investors. There is no guarantee that an investment in TIP Inc. will earn any positive return in the short or long term and an investment in TIP Inc. is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment. In reviewing this prospectus, an investor should carefully consider the matters described under the heading "Risk Factors".

As the Arrangement constitutes Alignvest's qualifying acquisition, holders of Alignvest Class A Restricted Voting Shares can (conditional on closing) elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the Arrangement, provided that they deposit their Alignvest Class A Restricted Voting Shares for redemption prior to the second business day before the meeting of Alignvest's shareholders.

A redeeming Alignvest shareholder is entitled (conditional on closing) to receive an amount per Alignvest Class A Restricted Voting Share payable in cash equal to the per share amount then on deposit in Alignvest's escrow account, including interest and other amounts earned thereon less an amount equal to the total of (i) any applicable taxes payable by Alignvest, including taxes on the interest and other amounts earned in Alignvest's escrow account; and (ii) the actual and direct expenses related to the redemption. This redemption amount is anticipated to be C$10.05 per Alignvest Class A Restricted Voting Share, assuming a late January 2017 redemption date.

Original purchasers of Alignvest Class A Restricted Voting Shares and/or Alignvest Warrants from the underwriters in Alignvest's initial public offering may have a contractual right of action for rescission or damages against TIP Inc. and certain other persons. See "Contractual Right of Action".

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Shareholders should be aware that the acquisition, holding and disposition of the securities described in this prospectus may have tax consequences in Canada, the United States and elsewhere depending on each particular shareholder's specific circumstances. Shareholders should consult their own tax advisors with respect to such tax considerations. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

No underwriters have been involved in the preparation of this prospectus or performed any review or independent due diligence of the contents of this prospectus.

The head and registered offices of Alignvest are located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, Canada M5X 1C7. The head office of TIP Inc. is expected to be located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004 and the registered office is expected to be located at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, Canada V7X 1L3.

ii

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
NOTICE TO READERS	14
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	15
MARKET AND INDUSTRY DATA	17
PROSPECTUS SUMMARY	18
Alignvest	18
TIP Inc.	19
Overview	19
Available Funds and Principal Uses	23
New Zealand (2degrees)	24
Bolivia (NuevaTel)	25
Accretive M&A	26
Risk Factors	26
Summary of Certain Canadian Federal Income Tax Considerations	27
Summary of Certain United States Federal Income Tax Considerations	27
Summary Financial Information	27
CORPORATE STRUCTURE	31
Alignvest Acquisition Corporation	31
Arrangement Agreement	31
Principal Steps of the Arrangement	33
TIP Inc.	34
Trilogy LLC Agreement	37
DESCRIPTION OF THE BUSINESS OF TIP INC.	41
Overview	41
Available Funds and Principal Uses	45
New Zealand (2degrees)	46
Bolivia (NuevaTel)	58
Accretive M&A	70
Management Outlook	71
Non-GAAP Reconciliation	74
SELECTED CONSOLIDATED FINANCIAL INFORMATION	74
Pro Forma Consolidated Capitalization	74
Summary Historical and Pro Forma Consolidated Financial Information	75
MANAGEMENT'S DISCUSSION AND ANALYSIS OF TRILOGY	78
Cautionary Statement Regarding Forward-Looking Information	78
About Trilogy	79
Trilogy's Strategy	80
Foreign Currency	80
Overall Performance	81
Key Performance Indicators	82
Results of Operations	87

iii

Business Segment Analysis	93
Selected Financial Information	109
Quarterly Trends and Seasonality	112
Liquidity and Capital Resource Measures	113
Off-Balance Sheet Arrangements	117
Transactions with Related Parties	117
Proposed Transactions	118
Critical Accounting Estimates	118
Recent Accounting Pronouncements	120
Changes in Accounting Policies Including Initial Adoption	120
Financial Instruments and Other Instruments	120
Disclosure of Outstanding Share Data	121
Risk and Uncertainty Affecting Trilogy's Business	121
Definitions and Reconciliations of Non-GAAP Measures	122
DESCRIPTION OF SECURITIES	124
Common Shares of TIP Inc	125
Special Voting Share of TIP Inc.	125
Rights and Restrictions in Connection with a Proposed Sale Transaction	126
Voting Trust Agreement	127
Ownership and Voting Restrictions	128
Advance Notice Requirements for Director Nominations	129
EQUITY INCENTIVE PLAN DESCRIPTIONS	130
RSU Plan	130
DSU Plan	132
OPTIONS TO PURCHASE SECURITIES	134
Alignvest Warrants	134
Options	134
New Zealand (2degrees Options)	134
PRIOR SALES	135
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	136
Lock-Up Agreements	137
Alignvest Founders Shares	137
PRINCIPAL SHAREHOLDERS	138
Bonuses	139
Loan Arrangements.	139
Investor Rights Agreements	140
DIRECTORS AND EXECUTIVE OFFICERS	141
Biographies	142
Other Reporting Issuer Experience	144
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	145
Majority Voting Policy	145
Conflicts of Interest	145
Directors' and Officers' Liability Insurance	145

iv

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION	145
Named Executive Officers	146
Directors	149
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	149
AUDIT COMMITTEE	149
Composition of TIP Inc. Audit Committee	149
Pre-Approval Policies and Procedures	149
External Audit Service Fees	150
CORPORATE GOVERNANCE	150
Statement of Corporate Governance Practices	150
Board of Directors	150
Board Mandate.	151
Position Descriptions	152
Director Term Limits/Mandatory Retirement	152
Diversity	152
Orientation and Continuing Education	153
Nomination of Directors	153
Ethical Business Conduct	153
Board and Committee Assessment	154
C&CG Committee	154
Key Governance Documents	156
STOCK EXCHANGE LISTING	157
RISK FACTORS	157
Risks Related to TIP Inc.'s Business	157
Risks Related to Indebtedness of Trilogy	157
Political and Regulatory Risks	162
Competitive, Technology and other Business Risks	165
Management Team and Minority Shareholder Risks	170
Macroeconomic, Geographic and Currency Risks	171
Risks Related to TIP Inc.'s Capital Structure, Public Company and Tax Status, and Capital Financing Policies	172
TRILOGY CREDIT RATINGS	177
PROMOTER	178
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	178
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	179
DIVIDEND POLICY AND DIVIDEND REINVESTMENT PLAN	179
AUDITORS	180
REGISTRAR AND TRANSFER AGENT	180
EXPERTS AND INTERESTS OF EXPERTS	180
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	180
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	184
MATERIAL CONTRACTS	190
SECURITIES LAW EXEMPTIONS	193
CONTRACTUAL RIGHT OF ACTION	193

v

vi

GLOSSARY OF TERMS

"25% or more ownership or control interest" has the meaning ascribed to it under the heading "Description of Securities - Ownership and Voting Restrictions";

"2degrees" means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

"2degrees Optionholders" means the holders of 2degrees Options;

"2degrees Options" means options to acquire 2degrees Shares;

"2degrees Participating Minority Shareholders" means holders of 2degrees Shares who have entered into the 2degrees Securities Purchase Agreements, including Hautaki and KMCH;

"2degrees Participating Minority Shareholders Exchange" means the payment by the 2degrees Participating Minority Shareholders to TINZ (or Alignvest) of the 2degrees Shareholder Consideration and the issuance by TIP Inc. to the 2Degrees Participating Minority Shareholders of the number of TIP Inc. Common Shares set out in the 2degrees Securities Purchase Agreements;

"2degrees Securities Purchase Agreements" means those agreements pursuant to which the 2degrees Participating Minority Shareholders have agreed with Alignvest to exchange their 2degrees Shares for TIP Inc. Common Shares and/or cash consideration;

"2degrees Shareholder Consideration" means the consideration specified in the 2degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2degrees Participating Minority Shareholders, including by way of transfer of some or all of the 2degrees Shares legally and/or beneficially held by each 2degrees Participating Minority Shareholder to TINZ (or Alignvest) pursuant to the 2Degrees Securities Purchase Agreements;

"2degrees Shareholders Agreement" has the meaning scribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - 2degrees Shareholders Agreement";

"2degrees Shares" means the issued and outstanding shares of 2degrees;

"3G" has the meaning ascribed to it under the heading "Prospectus Summary - Overview - Trilogy Today";

"4G"has the meaning ascribed to it under the heading"ProspectusSummary - Overview - Trilogy Today";

"Accounting Standards Relief" has the meaning ascribed to it under the heading "Securities law Exemptions";

"Adjusted EBITDA" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Consolidated Adjusted EBITDA and Adjusted EBITDA Margin";

"Advance Notice Provisions" has the meaning ascribed to it under the heading "Description of Securities - Advance Notice Requirements for Director Nominations";

"Alignvest" means Alignvest Acquisition Corporation;

"Alignvest Additional Subscribers" means the third party investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

"Alignvest Additional Subscription Agreements" means the subscription agreements between each of Alignvest on the one hand and certain third party investors on the other hand to be dated on or prior to the Effective Date;

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Alignvest Class B Shares and/or TIP Inc. Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of C$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements, contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

“Alignvest Audited Annual Financial Statements” means the audited financial statements of Alignvest as at April 30, 2016 and for the period from inception on May 11, 2015 to April 30, 2016, and attached to this prospectus as Appendix A;

“Alignvest Class A Restricted Voting Shares” means the Class A restricted voting shares in the capital of Alignvest, and each an “Alignvest Class A Restricted Voting Share”;

“Alignvest Class A Restricted Voting Units” means the Class A restricted voting units offered to the public under Alignvest’s initial public offering at an offering price of $10.00 per Alignvest Class A Restricted Voting Unit, each comprised of one Alignvest Class A Restricted Voting Share and one-half of an Alignvest Warrant;

“Alignvest Class B Shares” means the Class B shares in the capital of Alignvest; and each an “Alignvest Class B Share”;

“Alignvest directors” has the meaning ascribed to it under the heading “Contractual Right of Action”;

“Alignvest Founders” means, collectively, AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker;

“Alignvest Interim Financial Statements” means the unaudited condensed interim financial statements of Alignvest as at and for the three and six months ended October 31, 2016, and attached to this prospectus as Appendix B;

“Alignvest Meeting” means the special meeting of shareholders of Alignvest to be held to vote on the Arrangement;

“Alignvest Partners” means Alignvest Partners Master Fund LP;

“Alignvest Shareholders” means the registered or beneficial holders of the Alignvest Class A Restricted Voting Shares and the Alignvest Class B Shares, as the context requires;

“Alignvest Sponsor Equity Investment” means the subscription by Alignvest Partners for, and the issuance by Alignvest to Alignvest Partners of, the number of Alignvest Class B Shares and/or TIP Inc. Common Shares in consideration of the payment by Alignvest Partners of the amount of approximately U.S.$21,200,000 to Alignvest pursuant to the Alignvest Sponsor Subscription Agreement, as set out in the Alignvest Sponsor Subscription Agreement, which may, by agreement, be substituted in whole or in part by the purchase Alignvest Partners of Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Restricted Voting Shares, and such existing Alignvest Shareholders will be deemed to have withdrawn their election to have their Alignvest Class A Restricted Voting Shares redeemed and shall not be Participating Shareholders;

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and Alignvest Partners, dated November 1, 2016;

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly incorporated under the laws of Delaware under the name “Trilogy International Partners Holdings (U.S.) Inc.”, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as TIP Inc. will have at the completion of the Plan of Arrangement;

“Alignvest U.S. Subsidiary Subscription” means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Trilogy Class A Units and at a subscription price per Trilogy Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$10,000 pursuant to the Alignvest U.S. Subsidiary Subscription Agreement;

"Alignvest U.S. Subsidiary Subscription Agreement" means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for new Trilogy Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time;

"Alignvest Warrants" means the 13,402,688 share purchase warrants of Alignvest issued under the Warrant Agreement which, after completion of the Arrangement, will each entitle the holder thereof to purchase one TIP Inc. Common Share for aggregate consideration of C$11.50;

"allowable capital loss" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital losses";

"Alltel" means Alltel Corporation;

"AMC" has the meaning ascribed to it under "Prospectus Summary - Alignvest";

"AMF" has the meaning ascribed to it under "Securities law Exemptions";

"ARPU" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions";

"Arrangement Agreement" means the arrangement agreement dated November 1, 2016 and amended on December 20, 2016, between Alignvest and Trilogy relating to the Arrangement, as it may be amended, supplemented or otherwise modified from time to time;

"Arrangement" means the arrangement pursuant to the provisions of section 182 of the OBCA on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

"Arrangement Resolution" means the resolution of the holders of Alignvest Class A Restricted Voting Shares and Alignvest Class B Shares, voting together as if they were a single class of shares, approving the Plan of Arrangement as required by the OBCA and the Interim Order;

"Arrangement Subscription Consideration" means, without duplication, the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Alignvest Class A Restricted Voting Shares, the subscription price for the Trilogy Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions or purchases of Alignvest Class A Restricted Voting Shares will not be included in the added amount in (i) nor the subtracted amount in (ii);

"Arrangement Trilogy Class B Units" means, without duplication, the number of Trilogy Class B Units equal to: (a) the number of Alignvest Shares outstanding immediately prior to the Effective Time, plus (b) the number of Alignvest Class B Shares and/or TIP Inc. Common Shares to be issued on closing of the Alignvest Sponsor Equity Investment, (c) the number of Alignvest Class B Shares and/or TIP Inc. Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Alignvest Class A Restricted Voting Shares;

"ATT" means the Autoridad de Regulaci6n y Fiscalaci6n de Telecomunicaciones y Transportes of Bolivia;

"AT&T Wireless" means AT&T Wireless Services, Inc.;

"Audit Committee" has the meaning ascribed to it under the heading "Audit Committee";

"Awarded DSU" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"BaltCom" means BaltCom GSM;

"BCBCA" means the Business Corporations Act (British Columbia), as it may be amended from time to time;

"Bolivian Syndicated Loan" has the meaning ascribed to it under the heading "Material Contracts - Bolivian Syndicated loan";

"Bolivian Syndicated Loan Agreement" has the meaning ascribed to it under the heading "Material Contracts - Bolivian Syndicated loan";

"C&CG Committee" means the Compensation and Corporate Governance Committee of TIP Inc.;

"Canada-U.S. Tax Convention" has the meaning ascribed to it under the heading "Certain United States Federal Income Tax Considerations - Authority;

"Cause" has the meaning ascribed to it under the heading "Director and Executive Officer Compensation- Named Executive Officers - Employment Agreements, Termination and Change of Control Benefits";

"capital intensity" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions";

"CAPEX" means capital expenditures, as represented by purchases of property and equipment from continuing operations from Trilogy's consolidated statement of cash flows, plus New Zealand property and equipment additions which are included under vendor-backed financing or capital lease arrangements;

"Change of Control" has the meaning ascribed to it under the heading "Director and Executive Officer Compensation - Named Executive Officers - Employment Agreements, Termination and Change of Control Benefits";

"Change of Control Event" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"CFPOA" has the meaning ascribed to it under the heading "Risk Factors";

"churn" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions";

"Code" has the meaning ascribed to it under "Certain United States Federal Income Tax Considerations - Authority";

"Code of Ethics" has the meaning ascribed to it under the heading "Corporate Governance - Ethical Business Conduct";

"Columbia Sportswear" means Columbia Sportswear, Inc.;

"Committee" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - RSU Plan - Eligible Participants";

"Comteco" means Cooperativa de Telecomunicaciones y Servicios de Cochabamba, Ltda.;

"Contravening Shareholder" has the meaning ascribed to it under the heading "Description of Securities - Ownership and Voting Restrictions";

"Costco" means Costco Wholesale Corporation;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"CPI" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - Market Context";

"data revenue" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions";

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Distribution Date" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"Distribution Value" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"Drag-Along Sale" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - Trilogy llC Agreement - Change of Control; Drag-Along; Required Approvals for Sale Transactions;

"DRIP" has the meaning ascribed to it under the heading "Dividend Policy and Dividend Reinvestment Plan";

"DSU Account" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"DSU Plan" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions";

"DSUs" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"Effective Date" means the effective date of the Arrangement, being the date shown on the Alignvest certificate of arrangement;

"Effective Time" means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as Alignvest and Trilogy agree to in writing before the Effective Date;

"EIP" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - Product Offering";

"EIP Buyer" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilgoy - liquidity and Capital Resource Measures - Sale of trade receivables";

"EIP Sale Agreement" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilgoy - liquidity and Capital Resource Measures - Sale of trade receivables";

"Employee Retention Policy" has the meaning ascribed to it under the heading "Director and Executive Officer Compensation - Named Executive Officers - Employment Agreements, Termination and Change of Control Benefits";

"Equipment Subsidy" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Consolidated Equipment Subsidy";

"Equity Interests" means the issued and outstanding TIP Inc. Common Shares and Trilogy Class C Units;

"Escrow Account" means the escrow account of Alignvest established and maintained by the Escrow Agent, which holds in escrow the proceeds of the initial public offering of the Alignvest Class A Restricted Voting Shares and certain of the Alignvest Warrants;

"Escrow Agent" means TSX Trust Company of Canada, and its successors and permitted assigns;

"Exchange Act" has the meaning ascribed to it under the heading "Corporate Structure - TIP Inc.";

"Excess DSUs" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"Existing Notes" has the meaning ascribed to it under the heading "Material Contracts - Existing Notes Indenture";

"Existing Notes Indenture" has the meaning ascribed to it under the heading "Material Contracts - Existing Notes Indenture";

"Expenses" means the Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest's ongoing affairs and the transactions contemplated under the Arrangement Agreement, together with a reasonable reserve for future expenses (including, without limitation, a reasonable dividend reserve);

"FATCA" has the meaning ascribed to it under the heading "Certain United States Federal Income Tax Considerations - Foreign Account Tax Compliance Act";

"FCPA" has the meaning ascribed to it under "Risk Factors";

"Fifth Amended and Restated Trilogy LLC Agreement" means the Fifth Amended and Restated Limited Liability Company Agreement of Trilogy, dated as of December 30, 2010, as amended;

"First Supplemental Indenture" has the meaning ascribed to it under the heading "Material Contracts - Existing Notes Indenture";

"Forfeiture and Transfer Restrictions Agreement and Undertaking" has the meaning ascribed to it under the heading "Securities Subject to Contractual Restriction on Transfer - Alignvest Founders Shares;

"forward looking information" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Caution Regarding Forward-looking Statements";

"forward looking statement" has the meaning ascribed to it under the heading "Caution Regarding Forward-looking Statements";

"Gbps" means gigabits per second;

"Good Reason" has the meaning ascribed to it under the heading "Director and Executive Officer Compensation - Named Executive Officers - Employment Agreements, Termination and Change of Control Benefits";

"Governmental Authority" shall mean any federal, provincial, state, regional, county, city, municipal or local government, whether foreign or domestic, or any department, agency, court, bureau or other administrative or regulatory body obtaining authority from any of the foregoing, or any stock exchange or similar marketplace;

"GSM" or "2G" has the meaning ascribed to it under the heading "Prospectus Summary - Overview - Trilogy Today";

"Guidelines" has the meaning ascribed to it under the heading "Corporate Governance - Statement of Corporate Governance Practices";

"Hautaki" means Hautaki Limited;

"Holder" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations";

"Huawei Loan" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Results of Operations - Consolidated Other Expenses";

"IDC" means International Data Corporation;

"ILD" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Results of Operations";

"Independent Directors" means those members of the board of directors of the Managing Member who are not employees, officers, managers or partners of the Managing Member or any of its affiliates, and who are not holders of any Trilogy Class C Units or employees, officers, managers, partners or affiliates of any holder of Trilogy Class C Units, and who have been determined to be independent directors of the Managing Member by the board of directors of the Managing Member;

"Initial Purchaser" has the meaning ascribed to it under the heading "Material Contracts - Existing Notes Indenture";

"Investor" has the meaning ascribed to it under the heading "Principal Shareholders - Investor Rights Agreements";

"Investor Rights Agreement" has the meaning ascribed to it under the heading "Principal Shareholders - Investor Rights Agreements";

"Interim Order" means the interim order of the Court, providing for, among other things, the calling and holding of the Alignvest Meeting, as such order may be amended by the Court with the consent of Alignvest and Trilogy, each acting reasonably;

"IRS" has the meaning ascribed to it under the heading "Certain United States Federal Income Tax Considerations - Authority";

"Island Loan" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Transactions with Related Parties;

"ISP" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - Product Offering";

"KMCH" means KMCH Holdings Limited;

"Lead Underwriters" has the meaning ascribed to it under the heading "Securities Subject to Contractual Restriction on Transfer - Alignvest Founders Shares;

"Lock-Up Agreement" has the meaning ascribed to it under the heading "Securities Subject to Contractual Restriction on Transfer - lock-Up Agreements";

"Lock-Up Period "has the meaning ascribed to it under the heading "Corporate Structure-Trilogy llC Agreement- Transfer Restrictions";

"Lock-Up Restrictions" has the meaning ascribed to it under the heading "Securities Subject to Contractual Restriction on Transfer - lock-Up Agreements";

"Locked-Up Shareholder" means each of SG Enterprises, Brad J. Horwitz, the Alignvest Founders, Alignvest Partners, Erik Mickels, Scott Morris, 2degrees Participating Minority Shareholders and any 2degrees Optionholders that exchange their 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares following the Arrangement;

"LTE" means has the meaning ascribed to it under the heading "Description of the Business of TIP Inc.-Overview- Trilogy Today";

"M&A" means mergers and acquisitions;

"Managing Member" has the meaning ascribed to it under the heading "Corporate Structure - Trilogy llC Agreement - Management";

"MBIE" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - Market Context";

"McCaw Cellular" means McCaw Cellular Communications;

"MD&A" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy";

"Microsoft" means Microsoft Corporation;

"MJDS" has the meaning ascribed to it under the heading "Corporate Structure - TIP Inc.";

"MNOs" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Key Performance Indicators - Blended Wireless Churn";

"Moody's" means Moody's Investors Service, Inc.;

"MTRs" means mobile telephone termination rates;

"New Zealand Ownership Constraint" has the meaning ascribed to it under the heading "Description of Securities - Ownership and Voting Restrictions";

"NI 41-101" has the meaning ascribed to it under the heading "Securities law Exemptions";

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings;

"NI 52-107" means National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards;

"NI 52-110" means National Instrument 52-110 - Audit Committees;

"NI 58-101" means National Instrument 58-101 - Disclosure of Corporate Governance Practices;

"NP 58-201" means National Policy 58-201 - Corporate Governance Guidelines;

"Nominating Shareholder" has the meaning ascribed to it under the heading "Description of Securities - Advance Notice Requirements for Director Nominations";

"Non-Resident Holder" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada";

"Non-U.S. Holder" has the meaning ascribed to it under the heading "Certain United States Federal Income Tax Considerations - U.S. Holder and Non-U.S. Holder Defined";

"Notice Date" has the meaning ascribed to it under the heading "Description of Securities - Advance Notice Requirements for Director Nominations";

"NuevaTel" means Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A.;

"NuevaTel Shareholders" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - Bolivia (NuevaTel) - NuevaTel Shareholders Agreement";

"NuevaTel Shareholders Agreement" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - Bolivia (NuevaTel) - NuevaTel Shareholders Agreement";

"NuevaTel Shares" means the issued and outstanding shares of NuevaTel;

"OBCA" means the Business Corporations Act (Ontario), as it may be amended from time to time;

"OCR" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - Market Context";

"OECD" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Business Segment Analysis - New Zealand (2degrees)";

"OIO" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - New Zealand (2degrees) - Market Context";

"Outside Date" has the meaning ascribed to it under the heading "Corporate Structure - Arrangement Agreement - Termination of the Arrangement Agreement";

"overseas person" has the meaning ascribed to it under the heading "Description of Securities - Ownership and Voting Restrictions";

"Overseas Shareholder" has the meaning ascribed to it under the heading "Description of Securities - Ownership and Voting Restrictions";

"Parent" has the meaning ascribed to it under the definition of Subsidiary;

"Participating Shareholder" means an Alignvest Shareholder, other than a Redeeming Shareholder;

"Parties" means, together, Alignvest and Trilogy, and each, a "Party";

"Person" shall mean any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint stock company, trust, estate, unincorporated organization, Governmental Authority, or other entity;

"Plan of Arrangement" means the plan of arrangement to the Arrangement Agreement, as amended or supplemented from time to time in accordance with the terms thereof, the terms of the Arrangement Agreement or made at the discretion of the Court, with the consent of Alignvest and Trilogy, each acting reasonably;

"Programs and Policies" has the meaning ascribed to it under the heading "Notice to Readers";

"Quebec Securities Act" has the meaning ascribed to it under the heading "Securities law Exemptions";

"Redeeming Shareholder" means a holder of Alignvest Class A Restricted Voting Shares who has validly elected to redeem his, her or its Alignvest Class A Restricted Voting Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

"Redemption Deposit Date" means the second business day before the Alignvest Meeting, or the second business day before any adjournment(s) or postponement(s) thereof;

"Redemption Replacement Amount" means an amount equal to the aggregate number of Alignvest Class A Restricted Voting Shares, if any, in respect of which redemption rights have been exercised and not withdrawn multiplied by C$10;

"Resident Holder" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Residents of Canada";

"Restricted Parties" has the meaning ascribed to it under the heading "Securities Subject to Contractual Restriction on Transfer - Alignvest Founders Shares";

"RRSP" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Eligibility for Investment";

"RRIF" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Eligibility for Investment";

"RSU Plan" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions";

"RSUs" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - RSU Plan - Eligible Participants";

"S&P" means Standard & Poor's;

"Sale Transaction" has the meaning ascribed to it under the heading "Description of Securities - Rights and Restrictions in Connection with a Proposed Sale Transaction";

"Securities" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations";

"SEDAR" means the System for Electronic Document Analysis and Retrieval, accessible at www.sedar.com;

"SEC" means the U.S. Securities and Exchange Commission;

"Senior Facilities Agreement" has the meaning ascribed to it under the heading "Material Contracts - 2degrees Credit Facilities";

"Separation Date" has the meaning ascribed to it under the heading "Equity Incentive Plan Descriptions - DSU Plan";

"Service Revenues" means the sum of wireless services revenues, wireline service revenues and non-subscriber international long-distance and other revenues;

"signatories" has the meaning ascribed to it under the heading "Contractual Right of Action";

"SG Enterprises" means SG Enterprises II, LLC;

"SG Enterprises Equity Investment" has the meaning ascribed to it under "Prospectus Summary - Summary Financial Information- Pro Forma Consolidated Capitalization";

"SIM" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - Bolivia (NuevaTel) - Market Context";

"SME" has the meaning ascribed to it under the heading "Prospectus Summary - New Zealand (2degrees) - Strategy";

"Snap" means Snap Limited;

"SOX" means the U.S. Sarbanes-Oxley Act of 2002;

"Special Voting Share" means the special voting share in the capital of TIP Inc.;

"Specified Securities" has the meaning ascribed to it under the heading "Securities Subject to Contractual Restrictions on Transfer - lock-Up Agreements";

"SSI" has the meaning ascribed to it under the heading "Prospectus Summary - Summary Financial Information - Summary Historical and Pro Forma Consolidated Financial Information";

"Stanton/Gillespie" has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Transactions with Related Parties;

"subject employee" has the meaning ascribed to it under the heading "Director and Executive Officer Compensation - Named Executive Officers - Employment Agreements, Termination and Change of Control Benefits";

"Subsidiary" with respect to any Person (the "Parent") shall mean any Person of which such Parent, at the time in respect of which such term is used, (a) owns directly or indirectly more than 50% of the equity or beneficial interests, or (b) owns directly or indirectly, or controls with the power to vote, through one or more Subsidiaries shares of capital stock or beneficial interest having the power to cast at least a majority of the votes entitled to be cast for the election of directors, trustees, managers or other officials having powers analogous to those of directors of a corporation;

"SVP" has the meaning ascribed to it under the heading "Director and Executive Officer Compensation";

"T-Mobile USA" means T-Mobile USA Inc.;

"Tax Act" means the Income Tax Act (Canada) including the regulations promulgated thereunder, as amended;

"Tax Matters Partner" has the meaning ascribed to it under the heading "Corporate Structure - Trilogy llC Agreement - Tax Matters Partner";

"Tax Proposals" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations";

"taxable capital gain" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital losses";

"Tesbrit" means Tesbrit B.V.;

"TINZ" means Trilogy International New Zealand LLC, a Delaware limited liability company;

"TINZ Participating Unit Holder Consideration" means the TINZ units transferred to TIP Inc. by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to TIP Inc.;

"TINZ Participating Unit Holders" means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

"TINZ Participating Unit Holders Exchange" means the payment by the TINZ Participating Unit Holders of the TINZ Participating Unit Holders Consideration and the issuance by TIP Inc. to the TINZ Participating Unit Holders of TIP Inc. Common Shares;

"TINZ Units" means the units in TINZ;

"TIP Inc." means Trilogy International Partners Inc., the corporation to be continued from Ontario under the OBCA to British Columbia under the BCBCA to result from the transactions contemplated by the Arrangement;

"TIP Inc. Common Shares" means the Alignvest Class B Shares, as redesignated under the Arrangement at the Effective Time as common shares in the capital of TIP Inc., and having the terms and conditions set forth in the Plan of Arrangement;

"TIP Inc. Meeting" has the meaning ascribed to it under the heading "Description of Securities - Voting Trust Agreement - Voting Rights with Respect to Trilogy";

"TIP Inc. Pro Forma Financial Statements" means the unaudited pro forma financial statements of Trilogy, after giving effect to the Arrangement, as at and for the nine months ended September 30, 2016, and for the year ended December 31, 2015, together with the notes and assumptions thereto, and attached to this prospectus as Appendix G;

"TIP Inc. Shareholders" means the registered or beneficial holders of the TIP Inc. Common Shares at the applicable time;

"TIRS" means Trilogy International Radio Spectrum LLC, a Delaware limited liability company;

"TISP" means Trilogy International South Pacific LLC, a Delaware limited liability company;

"TFSA" has the meaning ascribed to it under the heading "Certain Canadian Federal Income Tax Considerations - Eligibility for Investment";

"Trilogy" means Trilogy International Partners LLC or, for the purposes of the MD&A, Trilogy and its consolidated subsidiaries in New Zealand and Bolivia;

"Trilogy Audited Annual Financial Statements" means the audited consolidated financial statements of Trilogy as of and for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the auditors' report thereon, and attached to this prospectus as Appendix E;

"Trilogy Class A Unit" means a new class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

"Trilogy Class B Unit" means a new class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

"Trilogy Class C Unit" means a new class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement, and which, among other things, will include the Trilogy Class C Unit Redemption Rights;

"Trilogy Class C Unit Redemption Rights" means the redemption rights granted under the terms of the Trilogy Class C Units issued pursuant to the Trilogy LLC Agreement;

"Trilogy Dominicana" means Trilogy Dominicana, S.A.;

"Trilogy Founders" means, collectively, John W. Stanton, Brad J. Horwitz and Theresa E. Gillespie, and individually, a "Trilogy Founder";

"Trilogy Interim Financial Statements" means the unaudited condensed consolidated interim financial statements of Trilogy as of and for the nine and three months ended September 30, 2016 and 2015, together with the notes thereto, and attached to this prospectus as Appendix F;

"Trilogy LLC Agreement" means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among Trilogy and its members on the Effective Date;

"Trilogy Members" has the meaning ascribed to it under the heading "Corporate Structure - Trilogy llC Agreement - Description of Units";

"Trilogy Reorganization Transaction" means the reorganization and recapitalization of Trilogy in accordance with the Fifth Amended and Restated LLC Agreement to create and issue the new Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the Trilogy LLC Agreement;

"Trilogy Units "has the meaning ascribed to it under the heading "Corporate Structure - Trilogy llC Agreement - Description of Units";

"Trilogy Warrant Rights" means the right of TIP Inc. to purchase a number of Trilogy Class B Units equal to the number of TIP Inc. Common Shares issuable on the exercise of the Alignvest Warrants for the amount of the net consideration received by TIP Inc. pursuant to the exercise of such Alignvest Warrants;

"Trustee" means TSX Trust Company of Canada;

"TSX" means the Toronto Stock Exchange;

"U.S. GAAP" means U.S. generally accepted accounting principles;

"U.S. Holder" has the meaning ascribed to it under the heading "Certain United States Federal Income Tax Considerations - U.S. Holder and Non-U.S. Holder Defined";

"U.S. PCAOB GAAS" has the meaning ascribed to it under the heading "Securities law Exemptions";

"Verizon" means Verizon Communications Inc.;

"Voicestream" means VoiceStream Wireless Corporation;

"VOIP" has the meaning ascribed to it under the heading "Risk Factors";

"Voting Trust Agreement" means an agreement to be made between TIP Inc., Trilogy and the Trustee substantially in the form and substance of Schedule G of the Arrangement Agreement, with such changes thereto as Alignvest and Trilogy, acting reasonably, may agree;

"Warrant Agreement" means the warrant agency agreement between Alignvest and Equity Financial Trust Company, as warrant agent, dated June 24, 2015, as it may be amended from time to time;

"Western Wireless" means Western Wireless Corporation;

"Western Wireless LLC" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - Bolivia (NuevaTel) - Emerging Market Considerations";

"Western Wireless Subsidiaries" has the meaning ascribed to it under the heading "Description of the Business of TIP Inc. - Bolivia (NuevaTel) - Emerging Market Considerations";

"wireless service revenue "has the meaning ascribed to it under the heading "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions"; and

"WWI" or "Western Wireless International" means Western Wireless International Corporation.

NOTICE TO READERS

This prospectus is being filed by Alignvest Acquisition Corporation ("Alignvest") which is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario. Alignvest was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving Alignvest that will qualify as its "qualifying acquisition".

On November 1, 2016, Alignvest announced that it had entered into the Arrangement Agreement with Trilogy pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy by way of a plan of arrangement. The Arrangement constitutes Alignvest's qualifying acquisition.

This prospectus is being filed in accordance with section 1028 of the Toronto Stock Exchange Company Manual in connection with the completion of Alignvest's qualifying acquisition. Unless otherwise indicated, the disclosure in this prospectus has been prepared assuming that the Arrangement has become effective. References to the "TIP Inc." in this prospectus are to Alignvest after giving effect to the Arrangement. Following the Arrangement, TIP Inc. will indirectly own a significant economic interest in Trilogy's existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia. See "Description of the Business of TIP Inc." and "Risk Factors".

The information provided herein concerning TIP Inc. following the completion of the Arrangement is provided as of the date of this prospectus. Accordingly, the information provided herein is subject to change prior or subsequent to the Effective Date. See "Caution Regarding Forward-Looking Statements".

Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the "Programs and Policies") of TIP Inc. refer, in each case, to the Programs and Policies of TIP Inc. which are expected to be formally ratified and adopted by TIP Inc. Board subsequent to the Arrangement. Unless otherwise indicated, the disclosure in respect of the Programs and Policies contained in this prospectus is presented on the assumption that the Programs and Policies have been formally ratified by TIP Inc. Board in such form and have been instituted at TIP Inc. Notwithstanding the foregoing, prior to the formal ratification and adoption of each of the Programs and Policies, it is expected that the TIP Inc. Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of TIP Inc. and its operations are met. Accordingly, the disclosure contained in this prospectus in respect of such Programs and Policies remains subject to revision prior or subsequent to the Effective Date.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "$" or "U.S.$" are to United States dollars. References to "C$" are to Canadian dollars and references to "NZD$" are to New Zealanddollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

	Nine Months Ended September 30		Year Ended December 31
	2016	2015	2015	2014
Noon rate at end of period	C$1.3117	C$1.3394	C$1.3840	C$1.1601
Average noon rate during period	C$1.3218	C$1.2600	C$1.2787	C$1.1045
High noon rate for period	C$1.4589	C$1.3413	C$1.3990	C$1.1643
Low noon rate for period	C$1.2544	C$1.1728	C$1.1728	C$1.0614

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

	Nine Months Ended September 30		Year Ended December 31
	2016	2015	2015	2014
Rate at end of period	U.S.$0.7266	U.S.$0.6376	U.S.$0.6844	U.S.$0.7823
Average rate during period	U.S.$0.6922	U.S.$0.7112	U.S.$0.6999	U.S.$0.8300
High rate for period	U.S.$0.7442	U.S.$0.7825	U.S.$0.7825	U.S.$0.8815
Low rate for period	U.S.$0.6386	U.S.$0.6265	U.S.$0.6265	U.S.$0.7659

Unless otherwise indicated, all financial statements and information included in this prospectus were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Alignvest Shareholders who are resident in Canada should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated companies.

This prospectus makes reference to certain non-U.S. GAAP measures and wireless telecommunication industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of Trilogy's results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of Trilogy's financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of Trilogy include "Adjusted EBITDA", "Adjusted EBITDA margin", "CAPEX" and "consolidated equipment subsidy". See "Description of the Business of TIP Inc. - Non-GAAP Reconciliation" and "Management's Discussion and Analysis of Trilogy -Definitions and Reconciliations of Non-GAAP Measures" for a definition and reconciliation of certain of the foregoing non-U.S. GAAP measures to their most directly comparable measures calculated in accordance with U.S. GAAP.

This prospectus also makes reference to "data revenue", "wireless service revenues", "subscriber count", "monthly average revenue per wireless user" or "ARPU", "churn", "cost of acquisition", "equipment subsidy per gross addition", and "capital intensity", which are commonly used operating metrics in the wireless telecommunications industry, but may be calculated differently compared to other wireless telecommunication providers.

Alignvest and Trilogy believe that these non-U.S. GAAP financial measures and operating metrics provide meaningful supplemental information regarding Trilogy's performance and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. These financial measures and operating metrics are intended to provide investors with supplemental measures of Trilogy's operating performance and thus highlight trends in Trilogy's core business that may not otherwise be apparent when solely relying on the U.S. GAAP measures. For a description of why these measures are presented and a definition of each measure, see the sections entitled "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures" and "Description of the Business of TIP Inc. - Non-GAAP Reconciliation".

The TIP Inc. Pro Forma Financial Statements included in Appendix G to this prospectus assume the completion of the Arrangement. The TIP Inc. Pro Forma Financial Statements should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements and the Trilogy Interim Financial Statements included in Appendix A, Appendix B, Appendix E, and Appendix F to this prospectus, respectively.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the likelihood of the Arrangement being completed; the redemption amount in respect of the Alignvest Class A Restricted Voting Shares; the members of the TIP Inc. Board and the executive officers of TIP Inc. following the Arrangement; the expected operations, financial results and condition of TIP Inc. following the Arrangement, including with respect to 2degrees and NuevaTel; expectations regarding TIP Inc.'s projected Adjusted EBITDA, Service Revenues, Adjusted EBITDA margin, CAPEX and number of subscribers for the remainder of 2016 and 2017; TIP Inc.'s projected telecommunications usage levels, including traffic and subscriber growth; general economic trends; statements based on the TIP Inc. Pro Forma Financial Statements; TIP Inc.'s Programs and Policies; TIP Inc.'s future objectives and strategies to achieve those objectives, including TIP Inc.'s stated intention of growing through the acquisition of additional companies, to reduce its net leverage and to pursue new platform investments in other international jurisdictions; the listing or continued listing of the TIP Inc. Common Shares and the Alignvest Warrants on the TSX; any market created for TIP Inc.'s securities; the estimated cash flow, capitalization and adequacy thereof for TIP Inc. following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, holders of Alignvest Class A Restricted Voting Shares, Alignvest Class B Shares and the Alignvest Warrants; the amount and frequency of any dividend paid on the TIP Inc. Common Shares; the anticipated effects of the Arrangement; the form of Voting Trust Agreement; ownership restrictions and other provisions in TIP Inc.'s Articles; the number of TIP Inc. Common Shares and Trilogy Class C Units outstanding following the Arrangement; the treatment of the Trilogy senior secured notes; TIP Inc.'s compensation of its directors and executive officers; the likelihood of the Arrangement being completed; principal steps to the Arrangement; the satisfaction of the conditions to consummate the Arrangement; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "expect", "intend", "estimate", "anticipate", "believes", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in this prospectus, Alignvest and Trilogy have made certain assumptions with respect to, among other things the anticipated approval of the Arrangements by the Alignvest Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents (including the final approval of the TSX); the expectation that each of Alignvest and Trilogy will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating frameworks for TIP Inc. will occur; that TIP Inc. will meet its future objectives and priorities; that TIP Inc. will have access to adequate capital to fund its future projects and plans; that TIP Inc.'s future projects and plans will proceed as anticipated; taxes payable; subscriber growth, pricing, usage and churn rates; technology deployment; data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to Trilogy's ability to continue as a going concern; Trilogy's ability to obtain sufficient financial resources to achieve its objectives; Trilogy's significant level of indebtedness and the refinancing, default and other risks, limits, restrictive covenants and restrictions resulting therefrom; Trilogy's history of losses; Trilogy's ability to incur additional debt despite its indebtedness level; Trilogy's ability to raise additional funds or have sufficient resources given its level of indebtedness; the risk that Trilogy's credit ratings could be downgraded; Trilogy's status as a holding company; the significant political, social, economic and legal risks of operating in Bolivia; the regulated nature of the industry in which Trilogy participates; the use of "conflict minerals" and the effect thereof on the manufacturing of certain products, including handsets; intense competition; lack of control over network termination, roaming and international long distance costs; rapid technological change and associated costs; the need for spectrum access; general economic risks; natural disasters including earthquakes; cyber-security risks; privacy breaches; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on equipment suppliers; intellectual property infringement claims; health risks associated with handsets; subscriber "churn" risks, including those associated with prepaid accounts; the need to maintain distributor relationships; minority shareholder related risks; Trilogy's future growth being dependent on innovation and development of new products; reliance on management; tax related risks; litigation, including class actions and regulatory matters; foreign exchange and interest rate changes; currency controls; anti-bribery compliance; the ability of Trilogy to protect subscriber information; risks as a publicly traded company, including, but not limited to, compliance and costs associated with SOX (to the extent applicable); internal controls over financial reporting; compliance with laws generally; general business and economic uncertainties and adverse market conditions; TIP Inc.'s payment of dividends; volatility of TIP Inc. Common Share price; dilution of TIP Inc. Common Shares; market coverage; risks related to the achievement of TIP Inc.'s business objectives; conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized, Alignvest and Trilogy's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and the costs related to the Arrangement that must be paid even if the Arrangement is not completed. For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in this prospectus, see the risk factors discussed under the heading "Risk Factors" and as described from time to time in the reports and disclosure documents filed by Alignvest and, following the Arrangement, TIP Inc. with the Canadian securities regulatory agencies and commissions. This list is not exhaustive of the factors that may impact the forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Alignvest's forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in and incorporated into this prospectus are qualified by these cautionary statements. Unless otherwise indicated, the forward-looking statements contained herein are made as of the date of this prospectus and, except as expressly required by applicable law, Alignvest undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Alignvest that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

MARKET AND INDUSTRY DATA

This prospectus relies on and refers to information regarding various companies and certain market and industry data. Alignvest and Trilogy have obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although Alignvest and Trilogy believe the market research and publicly available information is reliable, Alignvest and Trilogy have not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

PROSPECTUS SUMMARY

The following is a summary of this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

All dollar amounts are expressed in United States dollars and references to "$" or "U.S.$" are to United States dollars. References to "C$" are to Canadian dollars and references to "NZD$" are to New Zealand dollars. All amounts have been adjusted to exclude activity from discontinued operations for the periods presented unless otherwise indicated.

Alignvest

Alignvest is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, which is referred to throughout this prospectus as Alignvest's "qualifying acquisition".

This qualifying acquisition is entirely consistent with the approach and the objectives outlined at the time of Alignvest's initial public offering:

•	The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise;

•

Alignvest's partners, Nadir Mohamed (former CEO of Rogers Communications, Chairman of Alignvest), Anthony Lacavera (Founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers Communications, former President and CEO of Telus), are expected to be investors and / or serve on the TIP Inc. Board;

•

Alignvest's sponsor is able to further invest in a transaction it views as attractive, and Alignvest has secured additional commitments of $63 million (including $21 million from Alignvest's sponsor) to buy shares at the C$10.00AlignvestIPOprice;

•

Trilogy equity holders are rolling 100% of their equity interest in this transaction, including the Trilogy Founders who, in connection with the Arrangement, agreed to invest an additional $6 million, and who will own over 20% of the equity of the pro forma company ensuring a strong alignment of interests.

Alignvest Management Corporation ("AMC"), the sponsor of Alignvest, is a leading international alternative investment management firm that seeks to deliver exceptional risk adjusted returns for its clients. AMC manages investment capital on behalf of private family offices and institutions. AMC's founding partners have committed to invest over C$230 million of their personal capital into Alignvest Partners, which is managed by AMC. AMC is the parent company of four investment platforms Alignvest Capital Management Inc., which invests in public market strategies; Alignvest Private Capital, which makes direct private investments; Alignvest Investment Management Corporation, which provides institutional portfolio management services; and Alignvest Acquisition Corporation, a special purpose acquisition corporation. AMC has offices in Toronto, Ontario and London, UK.

On November 1, 2016, Alignvest entered into the Arrangement Agreement with Trilogy pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest in Trilogy by way of the Arrangement. The Arrangement is intended to constitute Alignvest's qualifying acquisition.

Subject to obtaining certain approvals and the satisfaction of certain conditions, it is anticipated that the Arrangement will be completed in early 2017.

See "Corporate Structure - Alignvest Acquisition Corporation".

TIP Inc.

Following completion of the Arrangement, TIP Inc. will own a significant economic interest in Trilogy's existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

Overview

Trilogy, based in Bellevue, Washington, is an internationally focused privately held wireless telecommunications company founded in 2005 by U.S. wireless industry pioneers. With operating companies in New Zealand and Bolivia, and the intent to pursue strategic, accretive acquisitions, Trilogy presents a platform for public investors to invest alongside experienced telecom entrepreneurs in international markets.

The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world's largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom for $34 billion and today continues to operate as T-Mobile USA. Please refer to "Accretive M&A" for additional information.

Trilogy equity holders are rolling 100% of their equity interest in this transaction, including the Trilogy Founders who, in connection with the Arrangement, agreed to invest an additional $6 million, and who will own over 20% of the equity of the pro forma company ensuring a strong alignment of interests.

Trilogy Background

Trilogy was founded in 2005 when the Trilogy Founders, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless, which had been founded by the Trilogy Founders and sold to Alltel for $6 billion.

Over the following 11 years, Trilogy completed a number of transactions that resulted in the portfolio of operations Trilogy currently owns. In 2008, Trilogy acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees, and has since increased its stake in the company to 62.9%, as of September 30, 2016. Trilogy is expected to indirectly hold approximately 73.2% of 2degrees upon completion of the Arrangement, subject to certain pre-emptive rights (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). Focusing its efforts on growing 2degrees and NuevaTel, Trilogy sold its operating company in Haiti in 2012 and in the first quarter of 2016 it divested its ownership of a wireless system in the Dominican Republic (adjacent to Haiti), which it had acquired in 2007. Finally, in 2015 2degrees acquired Snap, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

Trilogy Today

Trilogy owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. 2degrees in New Zealand, with estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with estimated wireless market share of approximately 24%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. The companies provide mobile services on both a prepaid and postpaid basis. In both markets, postpaid customers have a significantly higher ARPU than prepaid customers, and Trilogy is poised to capture a greater share of these postpaid customers in each market. 2degrees and NuevaTel's networks support several digital technologies including Global System for Mobile Communications ("GSM" or "2G"); Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"); and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G"). 3G and 4G networks are important because they enable customers to use smartphones which enable greater consumption of data. LTE networks are particularly important as data speeds of up to 10 times faster than 3G enable customers to use more data-intensive applications, driving higher revenue. Both 2degrees and NuevaTel benefit from ample spectrum licenses, and have recently invested significant amounts of capital in their network infrastructure in 3G and LTE to benefit from growth in additional data traffic.

Trilogy has strong momentum as both of its operations are benefiting from recent investments in network infrastructure. 2degrees continues to grow rapidly since its start in 2009, while NuevaTel is returning to sequential quarterly Adjusted EBITDA growth following a significant network upgrade. For the year ended December 31, 2015, Trilogy generated consolidated Service Revenues, loss from continuing operations, and Adjusted EBITDA of $536 million, ($41) million, and $139 million, respectively. The underlying segments have exhibited sequential Adjusted EBITDA growth in the third quarter of 2016 and management expects this growth to continue in the fourth quarter of 2016 based on underlying trends and interim results to date. Trilogy believes this momentum will continue and that Service Revenues will grow 12%, from approximately $593 million in 2016 to approximately $662 million in 2017, while loss from continuing operations will improve from approximately ($49) million in 2016 to approximately ($7) million in 2017 and Adjusted EBITDA will grow 18%, from approximately $154 million in 2016 to approximately $183 million in 2017. The following table illustrates Trilogy's historical quarterly and projected financials both on a consolidated basis as well as on a pro rata basis which reflects Trilogy's ownership stake of approximately 73.2% in 2degrees and 71.5% in NuevaTel following completion of the Arrangement, subject to certain pre-emptive rights in the case of 2degrees (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). Please refer to "Description of the Business of TIP Inc. - Non-GAAP Reconciliation" for additional information on the calculationofAdjustedEBITDA.

Figure 1: Summary Quarterly and Projected Financial Performance(1)(2)
	2015				2016				Annual
(US$ millions)	Q1A	Q2A	Q3A	Q4A	Q1A	Q2A	Q3A	Q4E	2015A	2016E	2017E
Loss from Continuing Operations									($41)	($49)	($7)

Adjusted EBITDA by segment
New Zealand (2degrees)	$13	$15	$14	$14	$15	$18	$22	$26	$55	$81	$104
Year-over-Year Growth					20%	21%	52%	88%		45%	29%
Bolivia (NuevaTel)	26	23	22	21	18	19	21	23	92	81	86
Year-over-Year Growth					(31%)	(16%)	(6%)	9%		(12%)	6%
							Corporate		(8)	(7)	(7)
					Consolidated Adjusted EBITDA(3)				$139	$154	$183
						Year-over-Year Growth				11%	18%

Pro Rata Adjusted EBITDA by segment
New Zealand (2degrees)	$9	$11	$10	$10	$11	$13	$16	$19	$41	$59	$76
Year-over-Year Growth					20%	21%	52%	88%		45%	29%
Bolivia (NuevaTel)	19	16	16	15	13	14	15	16	66	58	61
Year-over-Year Growth					(31%)	(16%)	(6%)	9%		(12%)	6%
							Corporate		(8)	(7)	(7)
				Pro Rata Consolidated Adjusted EBITDA(3)					$98	$110	$130
						Year-over-Year Growth				11%	19%

Notes

(1)

See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. Projection represents the midpoint of a range of +/- 2% of the projected amount.

(2)	See "Caution Regarding Forward-looking Statements".
(3)	Consolidated Adjusted EBITDA represents a non-U.S. GAAP measure, please refer to "Non-GAAP Reconciliation" below.

A summary overview of Trilogy's operating subsidiaries is presented below.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Population (in millions)	4.5	11.0
Years of operations	7	16(1)
Ownership	73.2%(2)	71.5%
Original investment / Acquisition year	2008	2006
Headquarters	Auckland	La Paz

Financial metrics (2016E / approx. 2017E)(6)
Service Revenues	$321 million / $377 million	$271million / $284 million
Growth	17%	5%
Adjusted EBITDA	$81 million / $104 million	$81 million / $86 million
Growth	29%	6%
Adjusted EBITDA margin(3)	25% / 28%	30% / 30%

Wireless market summary (Q3 2016)
Subscribers	1.4 million	2.2 million
Key operators	2degrees / Vodafone / Spark	NuevaTel / Entel / Tigo
Market share	23%	24%
Wireless ARPU	$16.64	$9.81
Postpaid I Prepaid ARPU	$40.06 / $8.24	$22.44 / $6.98

Network summary (Q3 2016)
Population coverage(4)	96% / 98%(5)	68%
Total cell sites	1,017	1,056
4G / LTE cell sites	630	572

Notes

(1)	Includes operating under Western Wireless International.
(2)

Approximate. Assumes completion of the Arrangement and is subject to certain pre-emptive rights, see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights". Excludes impact of convertible intercompany loans that are expected to be outstanding upon completion of the Arrangement.

(3)	Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by Service Revenues by segment.
(4)	Managementestimates.
(5)	96% own network, 98% including roaming agreement with Vodafone.
(6)

See "Caution Regarding Forward-looking Statements". See "Description of the Business of TIP Inc. - Management Outlook" for a description of the materialas sumptions underlying Trilogy's projections. Projection represents the mid point of arange of +/-  2% of the projected amount.

2degrees and NuevaTel each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each company operates in a stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments; owns its own infrastructure; and has ample spectrum rights.

Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the-ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flows and will continue to benefit from an LTE-expanded and upgraded network. 2degrees has strong momentum and management believes it can grow its Service Revenues and Adjusted EBITDA by 26% and 45%, respectively, in 2016, and by 17% and 29%, respectively, in 2017. See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. See also "Caution Regarding Forward-looking Statements".

Management believes that NuevaTel has a stable position in the Bolivian market, and that it will continue to deliver ongoing cash flow performance and profitability with a return to yearly growth in late 2016 or 2017. NuevaTel has a steady market share in an attractive three-player market, strong brand and customer loyalty, a long history of cash generation and dividend payments to shareholders, a strong on-the-ground management team, and is poised to benefit from recent expansion and upgrade of its LTE network infrastructure. Management recognizes its investments will take time to stabilize NuevaTel's financial performance and, as a result, expects that NuevaTel will experience an annual decline in Service Revenues and Adjusted EBITDA of 4% and 12% in 2016, respectively. However, NuevaTel has now recorded two consecutive quarters of EBITDA growth in Q2 2016 and Q3 2016, which management attributes to improved network performance and capabilities resulting from the recent investments in NuevaTel's wireless infrastructure. In 2017, management believes NuevaTel can grow Service Revenues and Adjusted EBITDA by approximately 5% and 6%, respectively. See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. See also "Caution Regarding Forward-looking Statements".

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company's ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management's extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow.

Trilogy and its operating subsidiaries have a strong management team comprised of individuals who have created significant shareholder value within the telecom industry, globally, for the past 25 years, and who will implement a clear strategy for Trilogy going forward.

•

John W. Stanton, Co-Founder and Chairman. Founder and former Chairman and CEO of Western Wireless (now part of Verizon) and its predecessors from 1992 until Alltel's U.S.$6 billion acquisition of the company in 2005. Founder and Chairman of VoiceStream (acquired by Deutsche Telekom in 2001 for $34 billion, now T-Mobile USA), former Vice Chairman of McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless), former Chairman of Clearwire. Currently Director of Microsoft, Costco, Columbia Sportswear, and Chairman of the Seattle Mariners Major League Baseball team.

•

Brad J. Horwitz, Co-Founder and CEO. Served as Executive Vice President of Western Wireless from 2000 until its sale to Alltel in 2005 prior to which he was President of Western Wireless International where he led the expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Cote d'Ivoire, Bolivia, Haiti, Iceland, Ireland, and Austria. He previously spent 13 years at McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless) where he held various management positions including Director of Sales and Marketing, Director of Paging Operations, Director of Business Development, and Vice President of International Operations.

•

Theresa E. Gillespie, Co-Founder and Vice Chairman. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless. She was previously Senior Vice President and Controller of McCaw Cellular. Currently serves as Trustee of Fred Hutchinson Cancer Research Center.

•

Erik Mickels, CFO. Erik joined Trilogy in March 2014 as the company's Chief Accounting Officer and Vice President - Corporate Controller and has since also assumed responsibilities as Trilogy's CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi- national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

•

Scott Morris, General Counsel. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General

Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President - External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the Chairman of the Commission.

•

Stewart Sherriff, CEO of 2degrees. Prior Chairman of the 2degrees Board of Directors and Chief Technology Officer of Trilogy. He previously held multiple senior roles at Western Wireless and was CEO of Meteor, the third mobile entrant in Ireland, which was one of Western Wireless' international mobile operations between 2003 and 2005 before being acquired by Alltel.

•

Juan Pablo Calvo, CEO of NuevaTel. Prior CEO of Telecel S.A. (Millicom Bolivia). He held various roles within Trilogy, having served as Vice President of Latin America and Caribbean Operations from 2006 to 2008 and Vice President of Business Development from 2008 until he assumed his current role as CEO of NuevaTel in 2010.

In addition, Nadir Mohamed and Anthony Lacavera will be joining the board (with Mr. Mohamed acting as Lead Director) and each brings significant telecommunications leadership expertise

•

Nadir Mohamed, Chairman of the Board of Directors of Alignvest Management Corporation. Served as President and CEO of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins, and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company's Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he held senior positions at Telus Communications and at B.C. Telecom. He is currently a Director of TD Financial Group.

•

Anthony lacavera, Chairman of Globalive Capital and Founder, Former Chairman and CEO of WIND Mobile Canada. Founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion.

Transaction Rationale and Optimized Capital Structure

Going forward, Trilogy's business strategy is focused on two main elements: (i) driving organic growth from its existing operating assets, and (ii) acquiring complementary assets. Both approaches will benefit greatly from Trilogy's reduced leverage post-transaction.

The proposed transaction will position Trilogy to refinance its outstanding debt, enabling the company to pursue its intended business strategy. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy's efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy's long-term ability to grow its operating businesses.

Available Funds and Principal Uses

After giving effect to the transaction as of September 30, 2016, Trilogy is expected to have a pro forma cash balance of U.S.$306.8 million (assuming no redemptions of Alignvest Class A Restricted Voting Shares), which it intends to use to significantly reduce its net leverage as well as for general working capital purposes. Its current bonds are callable with zero premium in May 2017. Trilogy intends to seek to use the cash from this transaction, together with a new credit facility to be sought in 2017, to refinance its senior secured notes and significantly reduce its debt service obligations. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy's overall borrowing costs can be significantly reduced. This improved pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures, improved working capital management, and the increased flexibility to dividend cash from its operating subsidiaries, while also allowing the broader platform to execute on its M&A strategy.

New Zealand (2degrees)

Background to market entry

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD peers. Taken together, these two factors led Trilogy to believe this market presented a significant opportunity for a profitable third competitor to enter the market.

Consequently, 2degrees launched the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. The company entered the market offering a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. This innovative positioning has allowed 2degrees to rapidly gain market share as of September 30, 2016, management estimates wireless market subscriber share to be approximately 23%.

As of September 30, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit B.V. (27.4%), a Dutch investment company, Hautaki Limited (7.2%), a Maori-owned entity, and KMCH Holdings Limited (2.5%), a New Zealand limited company. The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through September 30, 2016, which were funded by Trilogy and the 2degrees minority partners. In connection with the completion of the Arrangement, it is expected that TIP Inc. will indirectly acquire the interests of Hautaki and KMCH in 2degrees pursuant to the 2degrees Participating Minority Shareholders Exchange and, prior to completion of the Arrangement, Trilogy will convert the Convertible Loan into 2degrees Shares. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights. See "Corporate Structure -TIP Inc. - 2degrees Pre-Emptive Rights".

Strategy

2degrees has grown rapidly since its launch in 2009. Since starting as a low-cost, prepaid-only challenger, 2degrees has transformed itself into a full-service provider. Management believes several key initiatives will enable the company to continue its growth, including (i) increasing market share in the consumer postpaid mobile market by providing LTE data services and optimizing video content delivery, (ii) capitalizing on the recent Snap acquisition to provide fixed broadband services and bundled product offerings, specifically to the previously underserved enterprise and customers, (iii) cross-selling fixed solutions to the existing mobile consumer subscriber base, and (iv) continuing to invest in their network.

2degrees is in the process of transitioning its customer mix to add higher value, higher margin postpaid customers. Despite having an overall market share of all wireless customers of approximately 23%, 2degrees' market share of higher-value postpaid customers was only approximately 15% as of September 30, 2016. As a result, management estimates that there is a significant opportunity to drive incremental Service Revenues and Adjusted EBITDA from both (i) converting prepaid customers into postpaid customers, and (ii) gaining greater market share in the postpaid space. The New Zealand Commerce Commission estimates that postpaid subscribers comprise approximately 40% of the nationwide wireless subscriber base, yet contribute over 70% of revenues. As 2degrees' customer mix improves and it gains a greater share of the postpaid market, management anticipates that the blended ARPU will increase significantly. In the third quarter of 2016, 2degrees' postpaid subscribers generated nearly five times the ARPU of prepaid subscribers, at $40.06 compared to prepaid ARPU of $8.24. Management believes that there continues to be opportunities to grow data revenues in the postpaid market due to (i) proliferating smartphone usage in New Zealand, (ii) the development of new distribution channels, and (iii) the introduction of new devices and other technologies, among other reasons.

Additionally, 2degrees will leverage the company's recent acquisition of Snap, a broadband service provider, to improve its service offerings and gain a larger share of the overall NZD$5 billion telecommunications market. Given this addition to the service offerings, 2degrees intends to bundle fixed, wireless and broadband product offerings to become a compelling and competitive option to Small and Medium Enterprise ("SME") customers - the market base with the single largest concentration of revenue in the New Zealand market. 2degrees estimates that it has only single-digit penetration of the SME market. To better enable 2degrees to target SME customers, the acquisition of Snap gives 2degrees the opportunity to develop SME specific plans and to cross-sell services to existing mobile and broadband subscribers. These initiatives are expected to drive meaningful increases in Service Revenues, Adjusted EBITDA and, importantly, cash flow, given that fixed-broadband offerings in New Zealand require minimal capital investment because of the fiber-to-the-premise infrastructure funded and supported by the government.

Lastly, 2degrees has invested over $400 million in its network and spectrum position and in capital expenditures since 2009. The company has used these investments in building its network to provide national coverage (approximately 96% of New Zealand's population), launching 4G services in 2014, and bringing its 4G capability to over 60% of its total cell sites. Initially, 2degrees launched service with a network only in major population centers and relied on roaming agreements to provide service outside these areas. Now that the company has its own robust, nationwide network, it is able to provide better service, enhancing both customer attraction and retention, and has an improved cost structure with lower roaming fees paid to other network operators. Going forward, 2degrees expects to continue investing in its network infrastructure to continue offering competitive service offerings.

2degrees Opportunities

•	Large telecom market with attractive dynamics
•	Significant room to grow in postpaid consumer and business mobile markets
•	Snap acquisition provides critical ability to offer bundled solutions
•	Significant track record of growth

Bolivia (NuevaTel)

Overview

The Trilogy Founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 24% subscriber market share.

Strategy

NuevaTel has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially. Since 2008, NuevaTel has distributed cumulative gross dividends of $244 million to its shareholders. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel's Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company's key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst existing subscriber base, and (iii) continuing its LTE overlay expansion.

Management believes that future growth in the Bolivian wireless business will be driven through expanded LTE adoption to enable greater data consumption. NuevaTel has started migrating and upgrading its existing high-value customers to LTE devices, and has seen their level of usage and associated data revenues more than offset the secular decline in traditional voice and text revenues. As such, NuevaTel will continue to incentivize upgrading to 4G with creative promotions and targeted subsidies.

To increase data consumption further, NuevaTel is participating with Facebook in its Internet.org initiative (the partnership between the social networking services company Facebook and global telecommunication companies to help bring affordable access to Internet services in less developed countries) and is currently pursuing compelling content to bundle with wireless service offerings in 2017.

To broaden the overall availability of 4G / LTE services, NuevaTel will continue to invest capital in expanding its LTE footprint. Management expects to build over two hundred additional sites in each of the next two years bringing the LTE network footprint to over 90% of its own network. Management believes these investments will drive steady growth in Service Revenues and Adjusted EBITDA and provide a continued stream of dividends to fund additional growth opportunities.

NuevaTel Opportunities

•	Poised for growth
•	Underpenetrated market with significant data opportunity
•	Data revenue inflection point serving as key driver of growth
•	Long track record of substantial cash flow generation

Accretive M&A

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company's ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management's extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent capital investments, (vii) ownership of their own infrastructure, and/or (viii) ample spectrum positions.

With a de-levered balance sheet and access to public market capital, Trilogy's management will now have the ability to pursue opportunities and become a platform for future acquisitions.

See "Description of the Business of TIP Inc.", "Risk Factors" and "Caution Regarding Forward-looking Statements".

Risk Factors

Alignvest Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of TIP Inc. Common Shares following the completion of the Arrangement. Alignvest Shareholders should carefully consider the risks identified in this prospectus under the heading "Risk Factors" before deciding whether or not to approve the Arrangement.

Summary of Certain Canadian Federal Income Tax Considerations

For a summary of certain Canadian federal income tax considerations applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants following the Arrangement, see "Certain Canadian Federal Income Tax Considerations".

TIP Inc. Shareholders and holders of Alignvest Warrants should consult their own tax advisors for advice regarding the Canadian federal income tax consequences of owning and disposing of TIP Inc. Common Shares and Alignvest Warrants.

Summary of Certain United States Federal Income Tax Considerations

For a summary of certain United States federal income tax considerations applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants following the Arrangement, see "Certain United States Federal Income Tax Considerations".

TIP Inc. Shareholders and holders of Alignvest Warrants should consult their own tax advisors for advice regarding the United States federal income tax consequences of owning and disposing of TIP Inc. Common Shares and Alignvest Warrants.

Summary Financial Information

Pro Forma Consolidated Capitalization

Completion of the Arrangement requires, among other things, approval of the Alignvest Shareholders. In addition, as the Arrangement constitutes Alignvest's qualifyingacquisition,holders of Alignvest Class A Restricted Voting Shares can elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the qualifying acquisition, provided that they deposit their shares for redemption prior to the second business day before the Alignvest Meeting. A description of the redemption rights will be included in the management information circular to be mailed to Alignvest Shareholders in connection with the Alignvest Meeting. A redeeming shareholder is entitled to receive an amount per Alignvest Class A Restricted Voting Share payable in cash equal to the per share amount then on deposit in Alignvest's escrow account, including interest and other amounts earned thereon less an amount equal to the total of (i) applicable taxes payable by Alignvest on the interest and other amounts earned in Alignvest's escrow account; and (ii) actual and direct expenses related to the redemption, but no deduction for the deferred underwriters' commission. This amount is anticipated to be C$10.05 per Alignvest Class A Restricted Voting Share, assuming a late January 2017 completion date.

It is a mutual condition of completion of the Arrangement that Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses), which amount includes (a) money in the Escrow Account, estimated to be approximately C$260 million as at January 31, 2017; plus (b) the $42 million received by Alignvest from the Alignvest Additional Subscriptions; plus (c) the $21 million received by Alignvest from the Alignvest Sponsor Equity Investment; but less (d) the amount of applicable redemptions of Alignvest Class A Restricted Voting Shares for which notices of redemption have been provided and not withdrawn. This amount will be available for the purposes of the Arrangement Subscription Consideration and the indirect subscription for the Trilogy Class A Units. In the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Restricted Voting Shares, each of Alignvest and Trilogy have agreed to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest's cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

It is an additional condition of completion of the Arrangement in favour of Trilogy that the Alignvest Partners shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy's prior written consent, not to be unreasonably withheld, by the Alignvest Partners purchasing Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, or a combination of Alignvest Class B Shares and such Alignvest Class A Restricted Voting Shares, in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

The following table sets forth the consolidated capitalization of Trilogy as of September 30, 2016 adjusted to give effect to the Arrangement and the SG Enterprises Equity Investment (as defined below) assuming different levels of redemption. Since September 30, 2016, other than in the normal course of business, there has been no material change in the equity and debt capital of Trilogy, on a consolidated basis, except that (i) on November 10, 2016, SG Enterprises, an entity owned and controlled by John W. Stanton and Theresa E. Gillespie, subscribed for additional units of Trilogy for approximately $5 million; and (ii) in January 2017 in connection with the closing of the Arrangement, SG Enterprises is expected to subscribe for additional units of Trilogy for approximately $1.4 million (together, the "SG Enterprises Equity Investments"). A portion of such units acquired by SG Enterprises is subject to forfeiture prior to consummation of the Arrangement under certain circumstances.

This table should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

		As of September 30, 2016, as adjusted $(in 000's for
	As of September 30,	stated values) after giving effect to the SG Enterprises
	2016, as adjusted $	Equity Investments and the Arrangement, and assuming
	(in 000's for stated	certain levels of redemption of Alignvest Class A
	values)	Restricted Voting Shares
		0% redemptions	25% redemptions	50% redemptions
New Investment including private placement(1)	-	266,820	217,154	167,489
Cash and cash equivalent	45,858	306,784	257,118	207,453
Debt(2)	607,599	607,599	607,599	607,599
Shareholders' equity	(145,189)(3)	104,046	54,380	4,714
Total Capitalization	462,410	711,644	661,979	612,313
Debt, net of cash	561,741	300,815	350,481	400,146

Notes

(1)

Includes $63 million of additional equity subscriptions pursuant to the Alignvest sponsor Equity Investment and the Alignvest Additional Subscriptions at C$10.00 (or an assumed value of $7.81 per share).

(2)	Debt including current maturities, net of unamortized discount and deferred financing costs.
(3)	Includes Trilogy mezzanine equity.

Summary Historical and Pro Forma Consolidated Financial Information

The following summary historical consolidated financial information as of and for the nine months ended September 30, 2016 and 2015 and as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from the Trilogy Interim Financial Statements and the Trilogy Audited Annual Financial Statements, respectively.

The summary pro forma balance sheet information as of September 30, 2016 is presented as if the Arrangements had been effected on September 30, 2016. The summary pro forma operating results information for the nine months ended September 30, 2016 and for the year ended December 31, 2015 is presented as if the Arrangement had been effected on January 1, 2015.

This summary historical and pro forma financial information should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor does it purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of TIP Inc. following the completion of the Arrangement, including an adjustment as it relates to the closing of the Arrangement which assumes no redemption of Alignvest Class A Restricted Voting Shares (the actual redemption level is uncertain, but see Note 3 and Note 5 of the TIP Inc. Pro Forma Financials for the illustrative effect of 25% and 50% redemption levels). See "Notes to Pro Forma Condensed Consolidated Combined Financial Information" included in Appendix G for discussion of pro forma adjustments. See also "Caution Regarding Forward-looking Statements".

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical
Operations
Total revenues	$550.5	$550.5	$496.7	$679.3	$679.3	$616.8	$558.7
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)

Other Financial Information
Consolidated Adjusted EBITDA(1)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Financial Position
Cash and cash equivalents	$306.8	$45.9			$63.9	$98.8
Total assets	$993.9	$737.2			$768.5	$731.1
Total stockholders'/members' equity (deficit)(2)	$104.0	$(145.2)			$(157.0)	$(113.9)

Notes

(1) Consolidated Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP measure, see reconciliation below.
(2) Includes Trilogy Mezzanine equity for the historical periods as of September 30, 2016, December 31, 2015 and December 31, 2014.

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)
Interest expense	50.7	50.7	46.3	62.3	62.3	61.8	48.0
Depreciation, amortization and accretion	77.8	77.8	68.6	93.1	93.1	88.4	82.5
Debt modification costs	3.8	3.8	-	-	-	-	-
Income tax expense	7.6	7.6	13.1	15.2	15.2	22.0	26.6
Other, net	2.3	3.0	3.4	3.6	4.3	2.6	1.3
Equity-based compensation	1.2	1.2	1.0	1.3	1.3	1.9	0.7
Loss on disposal and abandonment of assets	0.6	0.6	2.1	2.3	2.3	2.5	3.7
Acquisition and other nonrecurring costs(1)	2.1	2.1	2.0	2.0	2.0	-	-
Adjusted EBITDA (2)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Notes

(1) Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 12 - Non-controlling Interest in consolidated subsidiaries to the Trilogy Interim Financial Statements attached as Appendix F to this prospectus for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest.
(2) In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary SSI. Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy is considered SSI's primary beneficiary, and as such, Trilogy consolidate 100% of SSI's net losses. The impact on Trilogy's consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $(8.0) thousand and $0.1 million for the three and nine months periods ended September 30, 2016, respectively. The impact on Trilogy's consolidated results of the 80% Trilogy does not own was to reduce Adjusted EBITDA by $35.0 thousand and $0.3 million for the three and nine months periods ended September 30, 2015, respectively.

CORPORATE STRUCTURE

Alignvest Acquisition Corporation

Name, Address and Incorporation

Alignvest was incorporated under the OBCA on May 11, 2015. Its head office and registered office are located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, Canada M5X 1C7.

Arrangement

As of the date of this prospectus, Alignvest is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, which is referred to throughout this prospectus as Alignvest's "qualifying acquisition".

AMC, the sponsor of Alignvest, is a leading international alternative investment management firm that seeks to deliver exceptional risk adjusted returns for its clients. AMC manages investment capital on behalf of private family offices and institutions. AMC's founding partners have committed to invest over C$230 million of their personal capital into Alignvest Partners, which is managed by AMC. AMC is the parent company of four investment platforms Alignvest Capital Management Inc., which invests in public market strategies; Alignvest Private Capital, which makes direct private investments; Alignvest Investment Management Corporation, which provides institutional portfolio management services; and Alignvest Acquisition Corporation, a special purpose acquisition corporation. AMC has offices in Toronto, Ontario and London, UK.

On November 1, 2016, Alignvest announced that it had entered into the Arrangement Agreement with Trilogy pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy by way of a plan of arrangement. The Arrangement constitutes Alignvest's "qualifying acquisition". Subject to obtaining certain approvals and the satisfaction of certain conditions, it is anticipated that the Arrangement will be completed in early 2017.

Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which may be found on Alignvest's profile on SEDAR at www.sedar.com.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by Alignvest to Trilogy and Trilogy to Alignvest, including representations and warranties related to due organization and qualification, capitalization and authorization to enter into the Arrangement Agreement and carry out their respective obligations thereunder. In addition, Trilogy made certain customary representations and warranties particular to the conduct of its business, the ownership and sufficiency of its assets, the accuracy of its books and records and financial statements, certain employee matters and the lack of any claims, actions or proceedings that may cause a material adverse effect. The representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties.

The representations and warranties of Trilogy and Alignvest contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Conditions to Closing

Under the terms of the Arrangement Agreement, Alignvest and Trilogy agreed that their respective obligations to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment, on or before the Effective Time, of, among others, each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties

(i)	The Arrangement has been approved and adopted by the Alignvest Shareholders at the Alignvest Meeting in accordance with the Interim Order.

(ii)	The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement.

(iii)

Approval from each of the OSC and the TSX shall have been obtained by Alignvest to enable the Arrangement to qualify as Alignvest's "qualifying acquisition" within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall also have been obtained by Alignvest with respect to the listing of TIP Inc. Common Shares issuable in connection with the transactions contemplated in the Arrangement and in the Plan of Arrangement, subject only to the satisfaction of customary listing conditions of the TSX.

(iv)	Consent from the OIO has been obtained on terms satisfactory to Alignvest and Trilogy.

(v)	All Required Regulatory Approvals (as defined in the Arrangement Agreement) and all third party consents shall have been received or concluded on terms satisfactory to Alignvest and Trilogy.

(vi)

No law is enacted, made, enforced, amended or threatened, as applicable, that makes the consummation of the Arrangement illegal or otherwise prevents, prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement or any of the other transactions contemplated in the Arrangement Agreement.

(vii)

There is no action, inquiry, investigation or proceeding pending or threatened by any Person or any order, ruling, regulation or interpretation is issued or made under or pursuant to any relevant statute or by any Governmental Authority in any jurisdiction that will, or might reasonably be expected to, among other things, prevent, hinder or materially delay the consummation of the Arrangement.

(viii)

Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (before Expenses); provided that in the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Restricted Voting Shares, each of Alignvest and Trilogy agreed to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest's cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

(ix)	The RSU Plan shall be in full force and effect.

There are certain additional conditions precedent for the benefit of (and waivable by) Alignvest or Trilogy, respectively, including most notably a condition for the benefit of Trilogy to the effect that Alignvest Partners shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy's prior written consent, not to be unreasonably withheld, by Alignvest Partners purchasing Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares or a combination of Alignvest Class B Shares and such Alignvest Class A Restricted Voting Shares in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by

(i)	the mutual written agreement of Alignvest and Trilogy;

(ii)	either Alignvest or Trilogy if

a.

any of the mutual conditions precedent contained in the Arrangement Agreement are not satisfied prior to March 10, 2017 (or such other date as may be agreed to in writing by the parties) (the "Outside Date");

b.

after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement; or

c.

the Effective Time does not occur on or prior to the Outside Date, provided that a party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such party;

(iii)

Alignvest if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Trilogy under the Arrangement Agreement occurs that would cause any closing conditions in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured; or

(iv)	Trilogy if

a.

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alignvest under the Arrangement Agreement occurs that would cause any closing condition in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured; or

b.

the Alignvest board of directors or any committee thereof fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification), its unanimous recommendation to Alignvest Shareholders to vote in favour of the Arrangement.

Principal Steps of the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps, among other things, shall occur and shall be deemed to occur in the following order, without any further act, authorization or formality

(i)

each Alignvest Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Alignvest Class B Share;

(ii)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(iii)	the Alignvest Sponsor Equity Investment shall become effective;

(iv)

the articles of Alignvest shall be amended to, among other things, redesignate the Alignvest Class B Shares from "Class B Shares" to "Common Shares", create the Special Voting Share and change the name of Alignvest from "Alignvest Acquisition Corporation" to "Trilogy International Partners Inc.";

(v)

the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire TIP Inc. Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(vi)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(vii)	Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share;

(viii)	the 2degrees Participating Minority Shareholders Exchange shall become effective;

(ix)	the TINZ Participating Unit Holders Exchange shall become effective;

(x)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(xi)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia; and

(xii)

at the time that a certificate of continuation for TIP Inc. is issued by the Province of British Columbia Registrar of Companies under the BCBCA, TIP Inc. shall be discontinued from the laws of Ontario.

TIP Inc.

TIP Inc. will indirectly own a significant economic interest in Trilogy's existing business of indirectly providing wireless communications through its operating subsidiaries in New Zealand and Bolivia. See "Description of the Business of TIP Inc." and "Risk Factors".

In connection with the Arrangement, TIP Inc. will continue out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the BCBCA. The head office of TIP Inc. is expected to be Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and the registered and records office of TIP Inc. is expected to be located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

TIP Inc. will be a reporting issuer in all of the provinces and territories of Canada. Upon effectiveness of Alignvest's registration statement filed with the SEC on Form 40-F under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") pursuant to the Multijurisdictional Disclosure System (the "MJDS") and continuing after effectiveness of the Arrangement, Alignvest will generally have a continuous SEC reporting obligation under Section 13 of the Exchange Act. However, under the MJDS, so long as Alignvest continues to be a "foreign private issuer" (as defined pursuant to the Exchange Act) it can satisfy these continuous reporting obligations by filing its Canadian continuous disclosure documents with the SEC. It may use Form 40-F to file its required annual report with the SEC. The Form 40-F annual report will include Alignvest's Canadian annual information form and audited annual financial statements and annual management's discussion and analysis prepared in accordance with Canadian disclosure requirements. It will also include certain additional disclosures required under SOX. Alignvest will be able to satisfy its interim reporting obligations under the Exchange Act (without having to file quarterly reports on Form 10-Q and current reports on Form 8-K required for U.S. issuers) by furnishing to the SEC under cover of Form 6-K material information it has (i) made public or is required to make public under Canadian securities laws, (ii) filed or is required to file with the TSX, or (iii) distributed or is required to distribute to its shareholders.

Inter-corporate Relationships

The organizational chart below indicates the proposed inter-corporate relationships of TIP Inc. and its material subsidiaries, including their jurisdiction of incorporation in parentheses, after giving effect to the Arrangement.

Notes

(1)

Trilogy Class C Unit Holders will be entitled to exercise voting rights in TIP Inc. through the Special Voting Share to be held by the Trustee under the terms of the Voting Trust Agreement. See "Description of Securities - Special Voting Share of TIP Inc." and "Description of Securities - Voting Trust Agreement". At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

(2)

Certain matters relating to TIP Inc.'s ownership, transfer and sale of NuevaTel Shares are subject to the NuevaTel Shareholders Agreement. See "Description of the Business of TIP Inc. - Bolivia - NuevaTel Shareholders Agreement".

(3)

Certain matters relating to TIP Inc.'s ownership, transfer and sale of 2degrees Shares as well as the governance of 2degrees are subject to the 2degrees Shareholders Agreement. See "Description of the Business of TIP Inc. - New Zealand - 2degrees Shareholders Agreement".

(4)	The Trilogy LLC Agreement will govern, among other things, the business and affairs of Trilogy following the Effective Time. See "Corporate Structure - Trilogy llC Agreement".

(5)

Trilogy International Partners Holdings (U.S.) Inc. will hold Trilogy Class A Units and will be the initial Managing Member of Trilogy following completion of the Arrangement. See "CorporateStructure-Trilogy llC Agreement - Management". The Managing Member will have full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy, subject to applicable law and the restrictions on Trilogy described under the heading "CorporateStructure - Trilogy llC Agreement".

(6)

TIP Inc. will hold Trilogy Class B Units that will provide TIP Inc. up to an approximately 56.1% economic interest in Trilogy under the Trilogy LLC Agreement assuming no redemptions of Alignvest Class A Restricted Voting Shares. Assuming redemption levels of Alignvest Class A Restricted Voting Shares of 25% and 50%, TIP Inc. would hold up to an approximately 52.6% and 48.6% economic interest in Trilogy, respectively. Trilogy Class C Unit Holders are expected to hold the balance of the economic interest in Trilogy. See note (1) above for a description of the voting rights of holders of Trilogy Class C Units. Except under limited circumstances, only Trilogy International Partners Holdings (U.S.) Inc., as the Managing Member holding Trilogy Class A Units, will have any voting rights under the Trilogy LLC Agreement. See "Corporate Structure - Trilogy llC Agreement - Management".

(7)

Approximate. Assumes completion of the 2degrees Participating Minority Shareholders Exchange and conversion of the Convertible Loan (as defined below) and assuming that Tesbrit does not exercise its pre-emptive right in respect thereof. See "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights."

(8)

It is expected that following the completion of the Arrangement, the 2degrees minority holders will consist of Tesbrit and NZ Communications Trustee Limited. Certain individuals also hold 2degrees Options. See "Options to Purchase Securities - New Zealand (2degrees Options)". Under the Arrangement Agreement, Alignvest has agreed with Trilogy that, if requested by Trilogy, Alignvest will ensure that, following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to holders of 2degrees Options to exchange any 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares, subject to, among other things, compliance with applicable laws.

(9)

2degrees had loans from subsidiaries of Trilogy totaling approximately $43.5 million as of September 30, 2016. Loans in the aggregate amount of $13.5 million are convertible into 2degrees Shares at a per share price of $1.27 (the "Convertible Loan") and loans in the aggregate amount of $29.9 million are convertible at fair market value at the time of conversion. In November 2016, 2degrees repaid to Trilogy $7.4 million related to a portion of a loan which was convertible at fair market value. Trilogy also expects to convert the Convertible Loan on January 1, 2017. This conversion is subject to certain pre-emptive rights (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). If all conversion rights under such indebtedness were exercised at September 30, 2016 and adjusted for: (i) the November 2016 repayment; and (ii) the conversion of the Convertible Loan, the aggregate impact would be an increase in Trilogy's ownership interest in 2degrees by approximately 1.2%, subject to certain pre-emptive rights.

The assets and revenues of all of the unnamed subsidiaries of TIP Inc. did not exceed 10% of Trilogy's assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy's assets of and for the year ended December 31, 2015. In the aggregate, such subsidiaries did not account for 20% of Trilogy's assets or total consolidated revenues attributable to Trilogy's assets as of and for the year ended December 31, 2015.

TIP Inc. will, promptly following completion of the Arrangement, advise the minority shareholders of 2degrees and NuevaTel of their insider reporting obligations, and that they will be subject to the prohibitions against insider trading, in respect of securities of TIP Inc. under applicable securities law.

Alignvest has provided an undertaking to the Canadian securities regulators that

(i)

in complying with its reporting issuer obligations, TIP Inc. will treat each of its operating entities (within the meaning of National Policy 41-201 - Income Trusts and Other Indirect Offerings) as a subsidiary of TIP Inc.; however, if the generally accepted accounting principles used by TIP Inc. prohibit the consolidation of financial information of the operating entity and TIP Inc., then for as long as the operating entity (including any of its significant business interests) represents a significant asset of TIP Inc., TIP Inc. will provide its shareholders with separate audited annual financial statements and interim financial reports, prepared in accordance with the same generally accepted accounting principles as TIP Inc.'s financial statements, and related management's discussion and analysis, prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations or its successor, for the operating entity (including information about any of itssignificantbusinessinterests);and

(ii)	TIP Inc. will annually certify that it has complied with this undertaking, and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

2degrees Pre-Emptive Rights

Under the 2degrees Shareholder Agreement and the constating documents of 2degrees, a minority shareholder of 2degrees, Tesbrit, has certain pre-emptive rights to acquire additional 2degrees Shares in connection with the 2degrees Participating Minority Shareholders Exchange and the conversion of the Convertible Loan. These pre-emptive rights allow Tesbrit to acquire the number of 2degrees Shares to be transferred and issued under the 2degrees Participating Minority Shareholders Exchange and the conversion of the Convertible Loan, respectively, equal to its proportionate interest in 2degrees at the applicable time and for equal consideration. Tesbrit must exercise its pre-emptive right within certain prescribed time periods. See also "Description of the Business of TIP Inc. - New Zealand (2degrees) - 2degrees Shareholders Agreement".

If Tesbrit were to exercise its pre-emptive rights in full in respect of both the 2degrees Participating Minority Shareholders Exchange and the conversion of the Convertible Loan, Trilogy's indirect interest in 2degrees upon completion of the Arrangement would decrease by approximately 3%, from approximately 73.2% to 70.2% . The value of the Trilogy Class C Units would also be adjusted downward to reflect the reduced holdings in 2degrees.

All figures provided in this prospectus regarding the issued and outstanding TIP Inc. Common Shares and Trilogy Class C Units upon the consummation of the Arrangement assume that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan.

Trilogy LLC Agreement

To give effect to the consummation of the Arrangement, Trilogy and TIP Inc. will enter into the Trilogy LLC Agreement, which will include the following provisions (all of which will be, from and after consummation of the Arrangement, binding on all Trilogy Members)

Description of Units

As of the Effective Date, the interests in Trilogy will be divided into and represented by an unlimited number of each of three classes of units (the "Trilogy Units") as follows (i) Trilogy Class A Units, all of which will be held by (and only by) the Managing Member (as defined below), (ii) Trilogy Class B Units, all of which will be held at closing by TIP Inc. or a subsidiary, and (iii) Trilogy Class C Units, all of which will be held at closing by the other Trilogy members (all of whom will be the members of Trilogy as of immediately prior to consummation of the Arrangement) (collectively, with TIP Inc. and the Managing Member, the "Trilogy Members"). At this time, it is not anticipated that the Trilogy Class B Units and Trilogy Class A Units will be issued to any persons other than TIP Inc. and the Managing Member, respectively.

The number of Trilogy Class A Units, which will have nominal economic rights, shall equal the amount necessary to ensure that the Trilogy Class A Units and the Trilogy Class B Units (as determined pursuant to the following sentence) represent, in the aggregate, more than seventy-five percent (75%) of the issued and outstanding Trilogy Units. The number of Trilogy Class B Units shall equal the number of TIP Inc. Common Shares outstanding as of the consummation of the Arrangement and at all times thereafter. The number of Trilogy Class C Units is expected to equal 39,142,825 as of the consummation of the Arrangement, assuming that Tesbrit does not exercise its pre-emptive rights (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). The Trilogy Class C Units will be subdivided into Class C-1 Units, Class C-2 Units, and Class C-3 Units.

The economic interests of the Trilogy Class C Units are designed to be pro rata to those of the Trilogy Class B Units, which will be held entirely by TIP Inc. and which will at closing of the Arrangement (and at all times thereafter) be equal to the number of TIP Inc. Common Shares.

Except under limited circumstances, only Trilogy Members holding Trilogy Class A Units shall have any voting rights under the Trilogy LLC Agreement. Only Trilogy Members holding Trilogy Class B Units or Trilogy Class C Units will have economic rights under the Trilogy LLC Agreement.

Reciprocal Changes

TIP Inc. may not issue or distribute additional TIP Inc. Common Shares, or issue or distribute rights, options or warrants to acquire additional TIP Inc. Common Shares, or issue or distribute any cash or property to holders of all or substantially all TIP Inc. Common Shares (on a ratable basis), unless a corresponding issuance or distribution is made on an economically equivalent basis to all holders of the Trilogy Class C Units. This will not prevent a dividend reinvestment plan whereby additional Trilogy Class C Units and TIP Inc. Common Shares may be paid on the Trilogy Class C Units and the TIP Inc. Common Shares, respectively. TIP Inc. also may not subdivide, reduce, combine, consolidate, reclassify or otherwise change TIP Inc. Common Shares, unless a corresponding change is made with respect to the Trilogy Class C Units.

No action in respect of the Trilogy Class C Units contemplated by the preceding paragraph shall be made without the corresponding action contemplated by the preceding paragraph having been made in respect of TIP Inc. Common Shares.

If TIP Inc. issues or redeems TIP Inc. Common Shares, Trilogy will issue or redeem a corresponding number of Trilogy Class B Units from TIP Inc., such that the number of issued and outstanding Trilogy Class B Units at any time will correspond and be equivalent to the then number of issued and outstanding TIP Inc. Common Shares.

Income Allocations; Distributions

Income shall be allocated among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members, except that, under Section 704(c) of the Code, gain or loss realized from the disposition of NuevaTel or 2degrees shall be allocated taking into account the "built-in gain" associated with such assets as of the Effective Date, first allocating such built-in gain to the holders of the Trilogy Class C Units, then, unless otherwise determined by the independent directors on the board of the Managing Member, allocating gain in excess of such built-in gain, and loss, pro rata among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members. Distributions (except in liquidation) shall be made at the times and in the amounts determined by the Managing Member, except that Trilogy is required to make, on a periodic basis, tax distributions to the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members, based on an assumed forty percent (40%) tax rate multiplied by Trilogy's positive taxable income (if any) for the period. All distributions of cash flow from operations shall be made among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members.

For a summary of tax considerations applicable to holders of TIP Inc. Common Shares and Alignvest Warrants, see "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Redemption Rights of Holders of Trilogy Class C Units

From and after the expiration of the Lock-Up Period (as defined below) applicable to any Trilogy Class C Units, a holder of such Trilogy Class C Units shall have the right to require Trilogy to repurchase any or all of such Trilogy Class C Units held by such holder for either (i) a number of TIP Inc. Common Shares equal to the number of Trilogy Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such TIP Inc. Common Shares at such time (based on the weighted average market price of a TIP Inc. Common Share during the preceding twenty (20) consecutive trading days), the form of consideration to be determined by Trilogy. The repurchase shall occur on the date specified in the notice provided by the holder notifying Trilogy of its exercise of such redemption right, which shall be no less than fifteen (15) business days from the date of such notice. In addition, upon the earliest to occur of (A) the seven-year anniversary of consummation of the Arrangement, (B) there remaining outstanding fewer than five percent (5%) of the issued and outstanding Trilogy Class C Units immediately after consummation of the Arrangement, (C) a change in control of TIP Inc., or (D) the failure of the holders of the Trilogy Class C Units to approve any transaction required to maintain the economic equivalence of a Trilogy Class C Unit and a TIP Inc. Common Share, Trilogy shall cause a mandatory redemption of all outstanding Trilogy Class C Units, for the consideration described above.

Transfer Restrictions

No holder of Trilogy Class C Units may transfer Trilogy Units comprising any series of Trilogy Class C Units during the following periods, measured from the date of consummation of the Arrangement (each, a "Lock-Up Period")

(i)	Class C-1 Units 24 months;

(ii)	Class C-2 Units 12 months; and

(iii)	Class C-3 Units 180 days.

The foregoing restrictions shall not apply to transfers by a holder of Trilogy Class C Units to an affiliate, so long as such transferee remains an affiliate. In the case of any such transfer to an affiliate, such affiliate will be bound by the foregoing transfer restrictions.

From and after the expiration of the Lock-Up Period applicable to any Trilogy Class C Units, the holder of such Trilogy Class C Units may freely transfer its Trilogy Class C Units after giving fifteen (15) business days prior written notice to Trilogy of its intention to do so; provided that if Trilogy receives from any holder of Trilogy Class C Units any such notice, then upon notice to such holder within five (5) business days of receipt of such notice, Trilogy shall, unless otherwise determined by all of the Independent Directors, cause a mandatory redemption of all of the outstanding Trilogy Class C Units of such holder proposed to be transferred in accordance with the procedures set forth under the heading "Redemption Rights of Holders of Trilogy Class C Units" above.

In addition to the foregoing, the TIP Inc. Common Shares issuable on redemption of the Trilogy Class C Units held by a Locked-Up Shareholder will also be subject to restrictions on transfer following the consummation of the Arrangement. See "Securities Subject to Contractual Restriction on Transfer".

Neither TIP Inc. nor the Managing Member will be permitted to transfer its Trilogy Units, other than (i) pursuant to a change of control transaction involving TIP Inc., (ii) pursuant to a Drag-Along Sale (as defined below), or (iii) to any 100% owned direct or indirect subsidiary of TIP Inc.

Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Trilogy Class C Units being made or completed where such offer is abusive of the holders of TIP Inc. Common Shares who are not subject to that offer.

In the event a Trilogy Class C Unit holder were to propose to transfer to a third party, Trilogy Class C Units representing greater than 10% of the Equity Interests for a price that is greater than 115% of the market price as defined in s.1.11 of National Instrument 62-104 - Take-Over Bids and Issuer Bids, TIP Inc. would advise the OSC.

Change of Control; Drag-Along; Required Approvals for Sale Transactions

TIP Inc. shall not, and shall not permit Trilogy to, consummate a change of control transaction, unless the consideration payable in respect of such transaction is comprised of cash or marketable securities having value sufficient to enable the recipient thereof to pay all tax liabilities arising under, or related to, such transaction (assuming the consideration payable to each recipient would be taxable at a forty percent (40%) tax rate).

If TIP Inc. and Managing Member determine to transfer in one or a series of related bona fide arm's-length transactions all, but not less than all, of the Trilogy Class A Units and Trilogy Class B Units held by them (whether in connection with a merger, acquisition or similar transaction) and the consideration payable in respect of such transaction meets the consideration requirements described above, TIP Inc. and Managing Member shall "drag-along" all other Trilogy Members as to all of their respective Trilogy Units, on the same terms and conditions (a "Drag-Along Sale").

Under the Articles of TIP Inc., if any Trilogy Class C Units (as constituted on the close of business on the Effective Date) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (as defined in the Articles of TIP Inc.), be subject to the approval of the holders of the TIP Inc. Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

Management

The management of the business and affairs of Trilogy shall be vested in the Trilogy Member designated by the holders of the Class A Units as the "Managing Member". The initial Managing Member shall be Trilogy International Partners Holdings (U.S.) Inc., a Delaware corporation and a wholly-owned subsidiary of TIP Inc. The Managing Member can only be changed by the holders of a majority of the Trilogy Class A Units (i.e., the Managing Member acting through its TIP Inc.-appointed directors). Subject to applicable law and the restrictions on Trilogy described in this section of the prospectus, the Managing Member shall generally have full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy.

Restrictions on Activities of TIP Inc.

TIP Inc. and its wholly-owned subsidiaries shall not be permitted to, among other things, incur indebtedness (except as provided below), make acquisitions or investments, or engage in any trade or business, except through Trilogy and its subsidiaries (subject to limited exceptions).

If TIP Inc. issues any additional equity interests, the net proceeds of such issuance shall be paid to Trilogy, in consideration of the issuance to TIP Inc. of a corresponding amount of Trilogy Class B Units or other applicable additional equity in Trilogy. If TIP Inc. incurs any indebtedness, the net proceeds of such incurrence shall be advanced to Trilogy as a loan, on terms corresponding to those governing the indebtedness incurred by TIP Inc.

Notwithstanding the foregoing, as more fully described below, a portion of the net proceeds of any such equity issuance or debt issuance may be used by TIP Inc. to pay obligations that are to be funded by Trilogy, but that Trilogy is unable to fund because of restrictions under the Existing Notes Indenture or other agreements by which Trilogy is bound.

TIP Inc. and Managing Member Expenses

Trilogy is required to make payments to TIP Inc. and Managing Member as required for each of them to pay expenses, costs, disbursements, fees and other obligations (other than income tax obligations, except for income tax obligations arising in respect of payments made by Trilogy to TIP Inc. to pay expenses and other obligations) incurred in respect of any of their business or affairs related to their investment in Trilogy, in all cases to the extent that TIP Inc. or Managing Member, as applicable, does not have not have cash on hand to pay such amounts. Trilogy may be restricted under the Existing Notes Indenture or other agreements by which Trilogy is bound from making such payments as required, in which case TIP Inc. shall, to the extent Trilogy is so restricted, be permitted to issue equity or incur indebtedness to finance the payment of such obligations.

Tax Matters Partner

For all taxable years of Trilogy ending before or including the effective date of the Arrangement, Theresa E. Gillespie or, if Theresa E. Gillespie is unable or declines to serve, another person selected by the holders of a majority of the Trilogy Class C Units, shall serve as the tax matters partner of Trilogy (the "Tax Matters Partner"); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable law, or related to or arising out of any matter encompassed by the redemption rights of the holders of Trilogy Class C Units), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Trilogy Class B Units, in either case, as compared to the holders of Trilogy Class C Units. For all other taxable years of Trilogy, an individual selected by the Managing Member with the approval of a majority of the Independent Directors shall serve as the Tax Matters Partner.

Amendments

Amendments generally require approval by holders of Trilogy Units representing not less than fifty percent (50%) of each class of Trilogy Units, provided, that any amendment that materially adversely or disproportionately affects the economic benefits of any Trilogy Member shall require the written consent of such member; provided, further, that any amendment that extends the duration of any Lock-Up Period of any series of Trilogy Class C Units shall require approval by holders of Trilogy Class C Units representing not less than fifty percent (50%) of such series of Trilogy Class C Units.

DESCRIPTION OF THE BUSINESS OF TIP INC.

Following the Arrangement, TIP Inc. will own a significant economic interest in Trilogy's existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealandand Bolivia.

Overview

Trilogy, based in Bellevue, Washington, is an internationally focused privately held wireless telecommunications company founded in 2005 by U.S. wireless industry pioneers. With operating companies in New Zealand and Bolivia, and the intent to pursue strategic, accretive acquisitions, Trilogy presents a platform for public investors to invest alongside experienced telecom entrepreneurs in international markets.

The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world's largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom for $34 billion and today continues to operate as T-Mobile USA. Please refer to "Accretive M&A" for additional information.

Trilogy equity holders are rolling 100% of their equity interest in this transaction, including the Trilogy Founders who, in connection with the Arrangement, agreed to invest an additional $6 million, and who will own over 20% of the equity of the pro forma company ensuring a strong alignment of interests.

Trilogy Background

Trilogy was founded in 2005 when the Trilogy Founders, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless, which had been founded by the Trilogy Founders and sold to Alltel for $6 billion.

Over the following 11 years, Trilogy completed a number of transactions that resulted in the portfolio of operations Trilogy currently owns. In 2008, Trilogy acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees, and has since increased its stake in the company to 62.9%, as of September 30, 2016. Trilogy is expected to indirectly hold approximately 73.2% of 2degrees upon completion of the Arrangement, subject to certain pre-emptive rights (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). Focusing its efforts on growing 2degrees and NuevaTel, Trilogy sold its operating company in Haiti in 2012 and in the first quarter of 2016 it divested its ownership of a wireless system in the Dominican Republic (adjacent to Haiti), which it had acquired in 2007. Finally, in 2015 2degrees acquired Snap, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

Trilogy Today

Trilogy owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. 2degrees in New Zealand, with estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with estimated wireless market share of approximately 24%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. The companies provide mobile services on both a prepaid and postpaid basis. In both markets, postpaid customers have a significantly higher ARPU than prepaid customers, and Trilogy is poised to capture a greater share of these postpaid customers in each market. 2degrees and NuevaTel's networks support several digital technologies including GSM; 3G; and LTE, a widely deployed 4G service. 3G and 4G networks are important because they enable customers to use smartphones which enable greater consumption of data. LTE networks are particularly important as data speeds of up to 10 times faster than 3G enable customers to use more data-intensive applications, driving higher revenue. Both 2degrees and NuevaTel benefit from ample spectrum licenses, and have recently invested significant amounts of capital in their network infrastructure in 3G and LTE to benefit from growth in additional data traffic.

Trilogy has strong momentum as both of its operations are benefiting from recent investments in network infrastructure. 2degrees continues to grow rapidly since its start in 2009, while NuevaTel is returning to sequential quarterly Adjusted EBITDA growth following a significant network upgrade. For the year ended December 31, 2015, Trilogy generated consolidated Service Revenues, loss from continuing operations, and Adjusted EBITDA of $536 million, ($41) million, and $139 million, respectively. The underlying segments have exhibited sequential Adjusted EBITDA growth in the third quarter of 2016 and management expects this growth to continue in the fourth quarter of 2016 based on underlying trends and interim results to date. Trilogy believes this momentum will continue and that Service Revenues will grow 12%, from approximately $593 million in 2016 to approximately $662 million in 2017, while loss from continuing operations will improve from approximately ($49) million in 2016 to approximately ($7) million in 2017 and Adjusted EBITDA will grow 18%, from approximately $154 million in 2016 to approximately $183 million in 2017. The following table illustrates Trilogy's historical quarterly and projected financials both on a consolidated basis as well as on a pro rata basis which reflects Trilogy's ownership stake of approximately 73.2% in 2degrees and 71.5% in NuevaTel following completion of the Arrangement, subject to certain pre-emptive rights in the case of 2degrees (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). Please refer to "Description of the Business of TIP Inc. - Non-GAAP Reconciliation" for additional information on the calculation of Adjusted EBITDA.

Figure 1: Summary Quarterly and Projected Financial Performance(1)(2)
	2015				2016				Annual
(US$ millions)	Q1A	Q2A	Q3A	Q4A	Q1A	Q2A	Q3A	Q4E	2015A	2016E	2017E
Loss from Continuing Operations									($41)	($49)	($7)

Adjusted EBITDA by segment
New Zealand (2degrees)	$13	$15	$14	$14	$15	$18	$22	$26	$55	$81	$104
Year-over-Year Growth					20%	21%	52%	88%		45%	29%
Bolivia (NuevaTel)	26	23	22	21	18	19	21	23	92	81	86
Year-over-Year Growth					(31%)	(16%)	(6%)	9%		(12%)	6%
							Corporate		(8)	(7)	(7)
					Consolidated Adjusted EBITDA(3)				$139	$154	$183
						Year-over-Year Growth				11%	18%

Pro Rata Adjusted EBITDA by segment
New Zealand (2degrees)	$9	$11	$10	$10	$11	$13	$16	$19	$41	$59	$76
Year-over-Year Growth					20%	21%	52%	88%		45%	29%
Bolivia (NuevaTel)	19	16	16	15	13	14	15	16	66	58	61
Year-over-Year Growth					(31%)	(16%)	(6%)	9%		(12%)	6%
							Corporate		(8)	(7)	(7)
				Pro Rata Consolidated Adjusted EBITDA(3)					$98	$110	$130
						Year-over-Year Growth				11%	19%

Notes

(1)

See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. Projection represents the midpoint of a range of +/- 2% of the projected amount.

(2)	See "Caution Regarding Forward-looking Statements".
(3)	Consolidated Adjusted EBITDA represents a non-U.S. GAAP measure, please refer to "Non-GAAP Reconciliation" below.

A summary overview of Trilogy's operating subsidiaries is presented below.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Population (in millions)	4.5	11.0
Years of operations	7	16(1)

	New Zealand (2degrees)	Bolivia (NuevaTel)
Ownership	73.2%(2)	71.5%
Original investment / Acquisition year	2008	2006
Headquarters	Auckland	La Paz

Financial metrics (2016E / approx. 2017E)(6)
Service Revenues	$321 million / $377 million	$271million / $284 million
Growth	17%	5%
Adjusted EBITDA	$81 million / $104 million	$81 million / $86 million
Growth	29%	6%
Adjusted EBITDA margin(3)	25% / 28%	30% / 30%

Wireless market summary (Q3 2016)
Subscribers	1.4 million	2.2 million
Key operators	2degrees / Vodafone / Spark	NuevaTel / Entel / Tigo
Market share	23%	24%
Wireless ARPU	$16.64	$9.81
Postpaid I Prepaid ARPU	$40.06 / $8.24	$22.44 / $6.98

Network summary (Q3 2016)
Population coverage(4)	96% / 98%(5)	68%
Total cell sites	1,017	1,056
4G / LTE cell sites	630	572

Notes

(1)	Includes operating under Western Wireless International.
(2)

Approximate. Assumes completion of the Arrangement and is subject to certain pre-emptive rights, see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights". Excludes impact of convertible intercompany loans that are expected to be outstanding upon completion of the Arrangement.

(3)	Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by Service Revenues by segment.
(4)	Managementestimates.
(5)	96% own network, 98% including roaming agreement with Vodafone.
(6)

See "Caution Regarding Forward-looking Statements". See "Description of the Business of TIP Inc. - Management Outlook" for a description of the materialas sumptions underlying Trilogy's projections. Projection represents the mid point of arange of +/- 2% of the projected amount.

2degrees and NuevaTel each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each company operates in a stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments; owns its own infrastructure; and has ample spectrum rights.

Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the-ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flows and will continue to benefit from an LTE-expanded and upgraded network. 2degrees has strong momentum and management believes it can grow its Service Revenues and Adjusted EBITDA by 26% and 45%, respectively, in 2016, and by 17% and 29%, respectively, in 2017. See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. See also "Caution Regarding Forward-looking Statements".

Management believes that NuevaTel has a stable position in the Bolivian market, and that it will continue to deliver ongoing cash flow performance and profitability with a return to yearly growth in late 2016 or 2017. NuevaTel has a steady market share in an attractive three-player market, strong brand and customer loyalty, a long history of cash generation and dividend payments to shareholders, a strong on-the-ground management team, and is poised to benefit from recent expansion and upgrade of its LTE network infrastructure. Management recognizes its investments will take time to stabilize NuevaTel's financial performance and, as a result, expects that NuevaTel will experience an annual decline in Service Revenues and Adjusted EBITDA of 4% and 12% in 2016, respectively. However, NuevaTel has now recorded two consecutive quarters of EBITDA growth in Q2 2016 and Q3 2016, which management attributes to improved network performance and capabilities resulting from the recent investments in NuevaTel's wireless infrastructure. In 2017, management believes NuevaTel can grow Service Revenues and Adjusted EBITDA by approximately 5% and 6%, respectively. See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. See also "Caution Regarding Forward-looking Statements".

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company's ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management's extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow.

Trilogy and its operating subsidiaries have a strong management team comprised of individuals who have created significant shareholder value within the telecom industry, globally, for the past 25 years, and who will implement a clear strategy for Trilogy going forward.

•

John W. Stanton, Co-Founder and Chairman. Founder and former Chairman and CEO of Western Wireless (now part of Verizon) and its predecessors from 1992 until Alltel's U.S.$6 billion acquisition of the company in 2005. Founder and Chairman of VoiceStream (acquired by Deutsche Telekom in 2001 for $34 billion, now T-Mobile USA), former Vice Chairman of McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless), former Chairman of Clearwire. Currently Director of Microsoft, Costco, Columbia Sportswear, and Chairman of the Seattle Mariners Major League Baseball team.

•

Brad J. Horwitz, Co-Founder and CEO. Served as Executive Vice President of Western Wireless from 2000 until its sale to Alltel in 2005 prior to which he was President of Western Wireless International where he led the expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Cote d'Ivoire, Bolivia, Haiti, Iceland, Ireland, and Austria. He previously spent 13 years at McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless) where he held various management positions including Director of Sales and Marketing, Director of Paging Operations, Director of Business Development, and Vice President of International Operations.

•

Theresa E. Gillespie, Co-Founder and Vice Chairman. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless. She was previously Senior Vice President and Controller of McCaw Cellular. Currently serves as Trustee of Fred Hutchinson Cancer Research Center.

•

Erik Mickels, CFO. Erik joined Trilogy in March 2014 as the company's Chief Accounting Officer and Vice President - Corporate Controller and has since also assumed responsibilities as Trilogy's CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi- national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

•

Scott Morris, General Counsel. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President - External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the Chairman of the Commission.

•

Stewart Sherriff, CEO of 2degrees. Prior Chairman of the 2degrees Board of Directors and Chief Technology Officer of Trilogy. He previously held multiple senior roles at Western Wireless and was CEO of Meteor, the third mobile entrant in Ireland, which was one of Western Wireless' international mobile operations between 2003 and 2005 before being acquired by Alltel.

•

Juan Pablo Calvo, CEO of NuevaTel. Prior CEO of Telecel S.A. (Millicom Bolivia). He held various roles within Trilogy, having served as Vice President of Latin America and Caribbean Operations from 2006 to 2008 and Vice President of Business Development from 2008 until he assumed his current role as CEO of NuevaTel in 2010.

In addition, Nadir Mohamed and Anthony Lacavera will be joining the board (with Mr. Mohamed acting as Lead Director) and each brings significant telecommunications leadership expertise

•

Nadir Mohamed, Chairman of the Board of Directors of Alignvest Management Corporation. Served as President and CEO of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins, and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company's Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he held senior positions at Telus Communications and at B.C. Telecom. He is currently a Director of TD Financial Group.

•

Anthony lacavera, Chairman of Globalive Capital and Founder, Former Chairman and CEO of WIND Mobile Canada. Founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion.

Transaction Rationale and Optimized Capital Structure

Going forward, Trilogy's business strategy is focused on two main elements: (i) driving organic growth from its existing operating assets, and (ii) acquiring complementary assets. Both approaches will benefit greatly from Trilogy's reduced leverage post-transaction.

The proposed transaction will position Trilogy to refinance its outstanding debt, enabling the company to pursue its intended business strategy. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy's efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy's long-term ability to grow its operating businesses.

Available Funds and Principal Uses

After giving effect to the transaction as of September 30, 2016, Trilogy is expected to have a pro forma cash balance of U.S.$306.8 million (assuming no redemptions of Alignvest Class A Restricted Voting Shares), which it intends to use to significantly reduce its net leverage as well as for general working capital purposes. Its current bonds are callable with zero premium in May 2017. Trilogy intends to seek to use the cash from this transaction, together with a new credit facility to be sought in 2017, to refinance its senior secured notes and significantly reduce its debt service obligations. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy's overall borrowing costs can be significantly reduced. This improved pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures, improved working capital management, and the increased flexibility to dividend cash from its operating subsidiaries, while also allowing the broader platform to execute on its M&A strategy.

New Zealand (2degrees)

Background to market entry

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD peers. Taken together, these two factors led Trilogy to believe this market presented a significant opportunity for a profitable third competitor to enter the market.

Consequently, 2degrees launched the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. The company entered the market offering a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. This innovative positioning has allowed 2degrees to rapidly gain market share as of September 30, 2016, management estimates wireless market subscriber share to be approximately 23%.

As of September 30, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit (27.4%), a Dutch investment company, Hautaki (7.2%), a Maori-owned entity, and KMCH (2.5%), a New Zealand limited company. The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through September 30, 2016, which were funded by Trilogy and the 2degrees minority partners. In connection with the completion of the Arrangement, it is expected that TIP Inc. will indirectly acquire the interests of Hautaki and KMCH in 2degrees pursuant to the 2degrees Participating Minority Shareholders Exchange and, prior to completion of the Arrangement, Trilogy will convert the Convertible Loan into 2degrees Shares. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights. See "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights".

Strategy

2degrees has grown rapidly since its launch in 2009. Since starting as a low-cost, prepaid-only challenger, 2degrees has transformed itself into a full-service provider. Management believes several key initiatives will enable the company to continue its growth, including (i) increasing market share in the consumer postpaid mobile market by providing LTE data services and optimizing video content delivery, (ii) capitalizing on the recent Snap acquisition to provide fixed broadband services and bundled product offerings, specifically to the previously underserved enterprise and customers, (iii) cross-selling fixed solutions to the existing mobile consumer subscriber base, and (iv) continuing to invest in their network.

2degrees is in the process of transitioning its customer mix to add higher value, higher margin postpaid customers. Despite having an overall market share of all wireless customers of approximately 23%, 2degrees' market share of higher-value postpaid customers was only approximately 15% as of September 30, 2016. As a result, management estimates that there is a significant opportunity to drive incremental Service Revenues and Adjusted EBITDA from both (i) converting prepaid customers into postpaid customers, and (ii) gaining greater market share in the postpaid space. The New Zealand Commerce Commission estimates that postpaid subscribers comprise approximately 40% of the nationwide wireless subscriber base, yet contribute over 70% of revenues. As 2degrees' customer mix improves and it gains a greater share of the postpaid market, management anticipates that the blended ARPU will increase significantly. In the third quarter of 2016, 2degrees' postpaid subscribers generated nearly five times the ARPU of prepaid subscribers, at $40.06 compared to prepaid ARPU of $8.24. Management believes that there continues to be opportunities to grow data revenues in the postpaid market due to (i) proliferating smartphone usage in New Zealand, (ii) the development of new distribution channels, and (iii) the introduction of new devices and other technologies, among other reasons.

Additionally, 2degrees will leverage the company's recent acquisition of Snap, a broadband service provider, to improve its service offerings and gain a larger share of the overall NZD$5 billion telecommunications market. Given this addition to the service offerings, 2degrees intends to bundle fixed, wireless and broadband product offerings to become a compelling and competitive option to SME customers - the market base with the single largest concentration of revenue in the New Zealand market. 2degrees estimates that it has only single-digit penetration of the SME market. To better enable 2degrees to target SME customers, the acquisition of Snap gives 2degrees the opportunity to develop SME specific plans and to cross-sell services to existing mobile and broadband subscribers. These initiatives are expected to drive meaningful increases in Service Revenues, Adjusted EBITDA and, importantly, cash flow, given that fixed-broadband offerings in New Zealand require minimal capital investment because of the fiber-to-the-premise infrastructure funded and supported by the government.

Lastly, 2degrees has invested over $400 million in its network and spectrum position and in capital expenditures since 2009. The company has used these investments in building its network to provide national coverage (approximately 96% of New Zealand's population), launching 4G services in 2014, and bringing its 4G capability to over 60% of its total cell sites. Initially, 2degrees launched service with a network only in major population centers and relied on roaming agreements to provide service outside these areas. Now that the company has its own robust, nationwide network, it is able to provide better service, enhancing both customer attraction and retention, and has an improved cost structure with lower roaming fees paid to other network operators. Going forward, 2degrees expects to continue investing in its network infrastructure to continue offering competitive service offerings.

2degrees Opportunities

Large Telecom Market with Attractive Dynamics

Trilogy launched 2degrees in August 2009 with a compelling value proposition and with aggressive marketing and distribution tactics that resulted in immediate brand recognition within the first year of launch. As of September 30, 2016, management estimates that 2degrees has approximately 23% of the 6.1 million mobile connections in New Zealand. The company has a large and increasing share of the growing New Zealand telecom market and independent research estimates that 2degrees has increased its revenue market share by approximately 2%, or over $80 million in the last twelve months.

Table 1: Mobile market share by connections as of Q3 2016(1)		Table 2: Fixed market share by connections as of Q2 2016(2)		Table 3: Telecom market share by revenue as of Q2 2016(3)
2degrees	23%	2degrees	3%	2degrees	11%
Spark	38%	Spark	43%	Spark	46%
Vodafone	39%	Vodafone	27%	Vodafone	33%
		CallPlus(4)	13%	Other	9%
		Trust Power	4%
		Other	10%

Notes

(1)	Management estimates. Q3 operating figures are preliminary.
(2)	IDC / management estimates.
(3)	IDC / management estimates. Revenue includes mobile handset and excludes incoming revenue. Based on NZD/USD exchange rate of 0.7144 as of October 28, 2016
(4)	Acquired by Vocus in February 2016.

The New Zealand telecom market has annual revenues of over NZD$5 billion, of which mobile makes up approximately one-half. With the acquisition of Snap, 2degrees also gained access to the NZD$2.6 billion fixed-broadband market. Given that 2degrees has approximately 3% of the fixed-broadband market in terms of subscribers (as of June 30, 2016), management believes this market presents a substantial opportunity for growth, particularly as the company begins to make inroads into the SME space and increases its bundling of products and services to its existing subscriber base.

Significant Room to Grow in Postpaid Consumer and Business Mobile Markets

2degrees rapidly gained market share in the New Zealand prepaid wireless market after its launch. Having successfully gained market share in the prepaid market, management has focused on growing 2degrees' share of the higher-value postpaid market. As discussed above, 2degrees has a significant opportunity to migrate prepaid customers to postpaid accounts as data usage continues to increase, and as the company's brand and reputation continue to strengthen. As of September 30, 2016, management estimates it has approximately 15% of the postpaid consumer mobile market as measured by subscribers. As stated previously, management believes that as 2degrees improves its customer mix, and gains a greater share of the postpaid market, the company's blended ARPU will increase significantly. Based on 2degrees' existing customer base, postpaid customers have a significantly higher ARPU of $40.06 compared to that of prepaid customers of $8.24, as of the third quarter ended September 30, 2016. Furthermore, with the expected growth of smartphone use in New Zealand, management believes 2degrees will further benefit from growth in the postpaid market due to additional data revenues and the introduction of new devices and channels.

Notes

(1)	IDC as of Q2 2016. Excludes mobile virtual network operator market share. Management estimates for Q3 2016.
(2)	Percentages may not total 100% due to rounding.

While 2degrees has achieved great success serving consumers, it now has the opportunity to accelerate the acquisition of SME customers by leveraging its Snap acquisition. At the close of the third quarter of 2016, 2degrees had approximately 6% of the business postpaid mobile market share as measured by subscribers, but it expects significant revenue growth as it increases its share of what is today over a NZD$800 million market.

Notes

(1)	Management estimates as of Q4 2015.
(2)	Percentages may not total 100% due to rounding.

Snap Acquisition Provides Critical Ability to Offer Bundled Solutions

The acquisition of Snap in April 2015 provided 2degrees with the ability to offer fixed broadband to effectively target SME customers and enable revenue synergies and cross selling by offering bundles to consumers.

These new product offerings will provide growth beyond 2degrees' core wireless offerings, increase the company's ability to cross-sell to its existing customer base, and drive revenue in a capital-efficient manner by leveraging off the government-backed wholesale fiber infrastructure that can be used by ISPs such as 2degrees to deliver broadband services.

The benefits of this strategy are already evident with broadband subscribers more than doubling since the acquisition. Wireline service revenues for the nine months ended September 30, 2016 were $30.6 million.

As mentioned above, only 7% of 2degrees' postpaid subscribers also use its broadband offering. This provides the company ample opportunity to continue cross-selling these products to its existing customer base, which 2degrees has started with its launch of 1Gbps home plans in October 2016.

Management also expects its bundled offering to accelerate penetration of the SME space and, to that end, launched a fixed broadband offering in June 2016.

As customers embrace a more data intensive lifestyle, management believes that this bundling approach will allow 2degrees to continue to gain market share.

Significant Track Record of Growth

2degrees offers wireless voice and data communication services through both postpaid and prepaid payment plans. As of September 30, 2016, 2degrees had approximately 1.4 million wireless subscribers (representing an estimated 23% market share of the wireless subscriber base). Postpaid subscribers represented approximately 26% of 2degrees' wireless subscriber base as of September 30, 2016. As can be seen in figure 5, while prepaid subscribers have historically comprised the majority of 2degrees' subscriber base, the continued focus on the postpaid sector has resulted in postpaid subscriber growth from approximately 12,000 subscribers in 2010 to 313,000 in 2015, a compound annual growth rate of approximately 92%. From 2010 to 2015, 2degrees added an average of approximately 60,000 postpaid customers annually, a trend which is expected to continue into 2017. Postpaid subscribers represent an increasing proportion of its customer mix, a shift which management believes will continue, driven by the enhanced offerings of the latest in-demand 4G devices, the increasing growth in data consumption, the launch of the 4G network, and the introduction of alternative distribution channels.

Service Revenues also continue to experience double-digit growth, as shown in figure 6, with revenue from fixed-broadband expected to increase nearly 50% in 2017 as 2degrees continues to capitalize on the cross-selling opportunities discussed previously. Wireless service revenue increased $17.5 million for the nine-months ended September 30, 2016 compared to the same period in the prior year. The growth in wireless service revenue is primarily attributable to the increase in the postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G network overlay. Revenue from data services continues to grow as the penetration of smartphones and other data-enabled devices accelerates. 2degrees supports data services for all major smartphone platforms.

As shown in figure 8, the growth in higher ARPU postpaid customers as well as 2degrees' continued network investments, which result in materially lower national roaming expense, continue to drive a significant increase in Adjusted EBITDA and Adjusted EBITDA margin. As a result of the completion of 2degrees' significant network investment program implemented in 2015 and 2016, 2degrees expects capital expenditures as a percentage of Service Revenues to step down in 2017, which 2degrees believes will contribute to an increase in cash flow.

Notes

(1)

See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. Projections represent the midpoint of a range of + / - 2% of the projected amount.

(2)	See "Caution Regarding Forward-looking Statements".
(3)	Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by Service Revenues by segment.
(4)

New Zealand capital expenditures represent purchases of property and equipment from continuing operations presented in the segment information and included in the Consolidated Statement of Cash Flows. CAPEX represents a non-U.S. GAAP measure, please refer to "Non-GAAP Reconciliation" below for additional information.

(5)

Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash, capital expenditures and CAPEX may differ materially from projected amounts.

For the year ended December 31, 2015 2degrees generated total Service Revenues and Adjusted EBITDA of $254 million and $55 million, respectively. Year-to-date September 30, 2016, 2degrees generated total Service Revenues and Adjusted EBITDA of $229 million and $55 million, respectively. 2degrees has strong momentum and management believes it can grow its Service Revenues 17%, from approximately $321 million in 2016 to approximately $377 million in 2017, and grow its Adjusted EBITDA 29%, from approximately $81 million in 2016 to approximately $104 million in 2017.

Product Offering

2degrees launched and disrupted the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents' prices of pre-paid voice calls and text messages in half. Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or "Value Packs". Furthermore, 2degrees also offers "Carryover Packs", rate plans which let customers call and text Australia at no extra cost. The latter also includes an option that enables customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees' postpaid plans attract higher value subscribers through innovative offers such as the "Carryover" plans, in addition to the Equipment Installment Plan ("EIP") handset financing program (described below). 2degrees also offers shared plans, "Freedom" plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the EIP, which is handset financing plans that allows customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of these plans significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and total revenues, as well as generating overall customer satisfaction. Since the company separated the repayment of the handset cost from the service charge, subscribers have upgraded to the latest handsets as evidenced by the fact that, as of September 30, 2016, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line internet service provider ("ISP") business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, the company offers just two plans to new residential customers an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Marketing Strategy

2degrees positions itself as customer friendly, standing for value, fairness, and simplicity, combining low-cost alternatives with excellent customer service. The company leverages its outstanding customer service capabilities to differentiate itself from competitors and to foster a highly satisfied and loyal customer base as evidenced by the company's strong net promoter score. This customer-centric focus has resulted in 2degrees receiving numerous customer service awards from Canstar Blue and Roy Morgan Research, both of whom seek to identify and reward brands that exemplify product innovation and customer value.

Advertising

2degrees' media strategy involves developing insight into consumer preferences and choices, followed by seeking to influence the consumers at each stage of their selection process. 2degrees aims to (i) reach consumers who are not actively in the market, (ii) win share from consumers who are seeking a communications product, and (iii) foster brand-loyalty and advocacy to its existing customers. With respect to media strategy, 2degrees focuses on digital, television, online-video content, and outdoor advertising to market the 2degrees brand.

Distribution

As of September 30, 2016, 2degrees' distribution network included approximately 19 company-owned retail stores, over 35 independent dedicated dealers and over 1,700 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

2degrees expanded its distribution footprint in November 2015 by collaborating with The Warehouse, a major retailer with 94 retail stores nationwide, and also utilizes The Warehouse's online store platform to provide a low-cost Warehouse-branded prepaid service offering to customers. The introduction of the Warehouse offering allows 2degrees to provide a differentiated prepaid product to target a specific subscriber segment. This partnership enables 2degrees to compete against low-cost competitors without creating revenue assurances or brand challenges within the core 2degrees customer base, thereby minimizing the potential cannibalization of the company's existing customers. The Warehouse Mobile partnership broadens the reach of 2degrees' prepaid services with the help of New Zealand's largest general retail chain through the synergies of 2degrees' network together with Warehouse Mobile's brand and distribution.

Operations

Facilities

2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.

Employees

2degrees has experienced rapid growth and has increased total employees from 381 to 1,039 employees as of September 30, 2016. The company's employees are distributed across the company's functional areas with 280 in sales and marketing, 208 in operations and engineering, 96 in information technology, 354 in customer operations, and 101 in finance and administration, corporate affairs and human resources.

Assets

Network

2degrees operates 2G, 3G and 4G networks. As of September 30, 2016, the 2degrees network consisted of 1,017 cell sites, of which approximately 630 have 4G capability (an increase of 172 4G sites from September 30, 2015). 2degrees provides nationwide coverage (approximately 98% as of September 30, 2016) through its own network coverage (96%) and a national roaming agreement with Vodafone. During 2015, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs; capital investment benefits for this construction program are expected to be realized in 2017 after the project is completed in 2016.

2degrees Spectrum Holdings

Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and does not currently foresee any problems renewing its spectrum position once the applicable license expiration date is reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 4G
2100 MHz	15 MHz x 2	2021	3G

Notes

(1)

The 2031 expiration for the 700 MHz spectrum pertains to the Conditional Management Right transferred to TIRS upon satisfying the installment payment and service requirements per the Management Rights Agreement. If TIRS does not satisfy the aforementioned criteria, the 700 MHz Spectrum license expires in 2020.

(2)

The 2031 expiration for the 900 MHz spectrum pertains to Management Rights to be transferred to 2degrees upon paying by May 2022 the agreed price and satisfying New Zealand Commerce Act requirements per the sale offer that 2degrees accepted for these Rights. If 2degrees does not satisfy the aforementioned criteria, the 900 MHz Spectrum Rights expire in 2022 except for 4 MHz that 2degrees has paid for and that expires in 2031.

Market Context

Economic Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country's GDP per capita is on par with Western Europe.

Notes

(1)	OECD 2015. See "Caution Regarding Forward-looking Statements".
(2)

CIA World Factbook. Agriculture includes farming, fishing, and forestry. Industry includes mining, manufacturing, energy production, and construction. Services include government activities, communications, transportation, finance, and all other private economic activities that do not produce material goods.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody's based on the country's high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate ("OCR") is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecommunications Market Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the Rural Broadband initiative, which brings fiber connection to rural areas; and the 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a comparably high wireless penetration rate of 136% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption has nearly doubled within the past year; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. In 2016, smartphone device shipments have taken a 92% share of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 38% of the market, in each case based on management estimates as of September 30, 2016. Vodafone operates a 2G, 3G and 4G network. Spark New Zealand operates a 3G and 4G network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees competes with a handful of broadband providers in New Zealand Spark New Zealand with 43% of the broadband subscriber market, Vodafone with 27% of the market, CallPlus with 13% of the market, Trust Power with 4% of the market, and remaining players accounting for 10%, as of Q2 2016.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment, which advises on policy implementation for telecommunications and spectrum issues.

Implementation of New Zealand's Telecommunications Act 2001 is overseen by the politically independent Commerce Commission of New Zealand. The Commission enforces, monitors, and provides reports on the telecommunications sector, as provided for in the Telecommunications Act 2001. 2degrees believes it benefits from a supportive policy and regulatory framework. It has had the ability to purchase spectrum, has gained access to tower sharing sites, has benefited from regulated number portability and regulated rates for mobile termination, and has the ability to secure regulated rates for national roaming if commercial negotiations fail. In addition, the Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including bitstream unbundling.

To promote competition in the telecommunications sector, legislation has specified that the Commerce Commission must include a dedicated Telecommunications Commissioner. The Commissioner oversees a team that is responsible for identifying which telecommunications services warrant regulation, price and non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services.

The Government is currently undertaking a statutory review of the Telecommunications Act 2001. It has announced that the regulatory framework for fixed services (fiber and copper) will be regulated using a 'utility style' building blocks approach post-2020 (representing a shift from the current copper TSLRIC pricing approach). Access to fiber unbundling will be required. There are no major changes to the regulation of mobile services expected but various generic Telecommunications Act 2001 processes may be streamlined. Implementation details are still to be determined.

The New Zealand government's Ministry of Business, Innovation and Employment administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' 900 MHz and 700MHz spectrum licenses expire in 2031; other spectrum licenses are due to expire in 2021. Government policy is to offer renewals to existing license holders, but the costs of such renewals have not been determined at this time.

The New Zealand government has recently taken an active role in funding fiber and wireless infrastructure development in order to enhance citizens' access to broadband services. In March 2015 the New Zealand government announced the expansion of the existing Ultra-fast Broadband to the premises initiative from 75% to 80% of premises passed at a projected cost of between NZD$152 million and NZD$210 million. In addition, the New Zealand government announced a further NZD$150 million of funding to improve broadband coverage in rural areas and address mobile blackspots. Competitive tenders for these initiatives are expected to be completed in 2017.

New Zealand's Overseas Investment Office ("OIO") screens foreign investments that would result in the acquisition of 25% or more ownership of, or a controlling interest in, "significant business assets" (significant business assets are defined as assets valued at more than NZD$100 million). For those investments that require screening, the investor must demonstrate the necessary business experience and acumen to manage the investment, demonstrate financial commitment to the investment, be of good character, and not be a person who would be ineligible for a permit under New Zealand immigration law.

Alignvest and Trilogy have submitted an application under the Overseas Investment Act 2005 and the Overseas Investment Regulations 2005 for consent to the transactions contemplated under the Arrangement. It is a mutual condition precedent to the completion of the Arrangement that the OIO has approved of the indirect acquisition of 2degrees by Alignvest on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date. Alignvest and Trilogy expect a decision to be issued by the OIO shortly and have no reason to believe that approval will not be granted or that it will be issued subject to significant restrictions.

The OIO also monitors foreign investments after approval. All consents are granted with reporting conditions, which are generally standard in nature. Investors must report regularly on their compliance with the terms of the consent. It is an offence to intentionally or recklessly make false or misleading statements, or any material omission, in any information provided to the OIO. If the High Court is satisfied that an offense has been committed, the High Court can order the disposal of the investor's New Zealand holdings.

2degrees is also required to give notice of the Arrangement to several government agencies in New Zealand and has done so. Among the agencies notified is the Ministry of Business, Innovation, and Employment ("MBIE"), which administers radio frequency licenses. In accordance with the opinion of its local counsel in New Zealand, 2degrees has advised MBIE that 2degrees does not consider that MBIE has a right to consent to the transaction but requested MBIE to respond to 2degrees' notice by the end of November if MBIE had questions or comments about the transaction. MBIE acknowledged receipt of the 2degrees notice but has not made any further comment.

Political Climate

New Zealand is a constitutional monarchy with a stable parliamentary system of government closely patterned on that of the United Kingdom. The Labor Party and the more conservative National Party dominate New Zealand politics, governing in coalition with smaller parties, which has resulted in a stable legislative environment.

New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International's Corruption Perception Index ("CPI"). In the 2015, Transparency International ranked New Zealand number four in the world (out of 167 countries and territories), with a rating of 88 out of 100.

Intangible Properties

2degrees has a unique and strong local brand with marketing and operating strategies tailored to fit its market and the potential return on investment. 2degrees' intellectual property enables it to be known and recognized in the New Zealand marketplace through its brand style, trade dress, domain names and trademarks. For example, the 2degrees brand plays a key role in product positioning and its reputation.

2degrees aims to maximize the value of its intangible assets by ensuring that they are adequately used, protected and valued. In order to protect its intellectual property assets, 2degrees relies on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.

2degrees' intangible properties also include wireless spectrum licenses as further discussed above under "2degrees Spectrum Holdings".

2degrees Shareholders Agreement

The governance of 2degrees is addressed in the company constitution, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Third Amended and Restated Shareholders Agreement, dated November 22, 2012 (the "2degrees Shareholder Agreement"). TINZ, TISP and the principal minority shareholders of 2degrees, Tesbrit, Hautaki and KMCH, are parties to this agreement. Its amendment requires each of their consent. The 2degrees Shareholder Agreement limits the business of 2degrees to providing telecommunications services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees, and requires them to refrain from activities that are competitive with 2degrees.

Trilogy has strategic and operational control of 2degrees, subject to significant protections for 2degrees minority shareholders, as set forth in the 2degrees Shareholder Agreement. This agreement specifies a board of directors that consists of a maximum of eight directors, of which four are appointed by TINZ, two by Hautaki, and two by Tesbrit, with each shareholder's right to appoint directors being conditioned on that member holding at least 4% of the equity of 2degrees. It is expected that Hautaki's two board members will resign in connection with the completion of the Arrangement. Generally, decisions will require the approval of five directors; if the board deadlocks on a matter, the issue will be resolved by the vote of a simple majority of outstanding 2degrees Shares. However, certain extraordinary decisions will require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, the nature of 2degrees' business, transactions outside of the ordinary course of business, and affiliated party transactions. Following the Arrangement, a proposal to sell more than half of 2degrees' assets will require TINZ and Tesbrit's approval.

The agreement provides all shareholder parties with pre-emptive rights in respect of issues of 2degrees Shares and indebtedness, except with respect to securities issued to employees pursuant to an approved equity compensation program.

All share transfers (other than between approved Maori investors and for internal shareholder group re-organisations) are subject to rights of first offer in favor of Trilogy and Tesbrit pro rata. Share transfers by Trilogy or Tesbrit to any party besides each other are also subject to rights of second offer in favor of other shareholder parties. All shareholder parties have tag along rights in the case of a sale of shares by Trilogy or Tesbrit to a third party. If Trilogy and Tesbrit seek to transfer all of their shares to a third party in excess of a threshold price, they can drag all other shareholder parties in the transaction.

The 2degrees Shareholder Agreement terminates upon mutual consent or upon the dissolution or public listing of 2degrees.

Trilogy and the parent of Tesbrit also executed a separate agreement dated May 15, 2008, setting forth similar transfer restrictions and rights concerning transfers of equity interests in TINZ and Tesbrit.

Bolivia (NuevaTel)

Overview

The Trilogy Founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 24% subscriber market share.

Strategy

NuevaTel has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially. Since 2008, NuevaTel has distributed cumulative gross dividends of $244 million to its shareholders. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel's Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company's key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst existing subscriber base, and (iii) continuing its LTE overlay expansion.

Management believes that future growth in the Bolivian wireless business will be driven through expanded LTE adoption to enable greater data consumption. NuevaTel has started migrating and upgrading its existing high-value customers to LTE devices, and has seen their level of usage and associated data revenues more than offset the secular decline in traditional voice and text revenues. As such, NuevaTel will continue to incentivize upgrading to 4G with creative promotions and targeted subsidies.

To increase data consumption further, NuevaTel is participating with Facebook in its Internet.org initiative (the partnership between the social networking services company Facebook and global telecommunication companies to help bring affordable access to Internet services in less developed countries) and is currently pursuing compelling content to bundle with wireless service offerings in 2017.

To broaden the overall availability of 4G / LTE services, NuevaTel will continue to invest capital in expanding its LTE footprint. Management expects to build over two hundred additional sites in each of the next two years bringing the LTE network footprint to over 90% of its own network. Management believes these investments will drive steady growth in Service Revenues and Adjusted EBITDA and provide a continued stream of dividends to fund additional growth opportunities.

NuevaTel Opportunities

Underpenetrated Market with Significant Data Opportunity

The increasingly rapid adoption of 4G / LTE and smartphone technology in the Bolivian wireless market presents a significant growth opportunity for NuevaTel. While Bolivia has the lowest wireless penetration rate among its Latin American peers, it is rapidly catching up, especially as it relates to smartphone penetration. There has never been a national telephone company in Bolivia, and the traditional, in-ground, copper fixed-line infrastructure (such as in New Zealand) has been cost-prohibitive for a nationwide build, thus broadband penetration has historically been limited. As a result, mobile handsets, particularly smartphones enabled by 4G / LTE technology, are often customers' primary way of accessing the internet, resulting in substantial demand for wireless data. Industry trends suggest a significant increase in smartphone adoption in Latin America through 2019 due largely to the increasing availability of 4G / LTE devices as well as the emergence of increasingly affordable data-enabled handsets at price points below $75.

Notes

(1)	GSMA LatAm mobile economy. See "Caution Regarding Forward-looking Statements".
(2)	Bank of America Global Wireless Matrix (Q2 2016) and management estimates (Q3 2016).

Poised for Growth

In 2015 and 2016, NuevaTel made significant network investments, with total sites increasing 16% year-to-date in 2016. As the following tables illustrate, this investment in NuevaTel's network has significantly improved network performance, and is evident in the year-over-year decreases in monthly subscriber churn, a stabilization of the wireless subscriber base, and growth in Adjusted EBITDA over the past two quarters.

Data Revenue Inflection Point Serving as Key Driver of Growth

In addition to the overall network improvement, NuevaTel has also invested significantly in its LTE network. Since the launch of LTE in Q1 2015, NuevaTel has deployed LTE technology to 54% of total cell sites as of Q3 2016.

NuevaTel's customer base is in the early phase of smartphone adoption, with just 10% of its subscribers using an LTE-enabled device. As LTE device costs continue to decline, management expects the adoption rate of LTE handsets to increase. As more subscribers gain access to, adopt, and utilize LTE devices, data usage and data ARPU are correspondingly expected to rise. Importantly, the incremental data revenue for these LTE subscribers will offset management's projected decline in voice and SMS revenues, which are primarily driven by declining voice and SMS usage - a trend seen globally. Furthermore, management expects data revenue as a proportion of Service Revenues to surpass other components of Service Revenues, which includes voice and SMS, in the second quarter of 2017. See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections.

Notes

(1)

See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. Projections represent the midpoint of a range of +/- 2% of the projected amount.

(2)	See "Caution Regarding Forward-looking Statements".

Long Track Record of Substantial Cash Flow Generation

NuevaTel has historically been a steady generator of cash, paying out cumulative gross dividends of $244 million to shareholders since 2008. During 2015 and through the first three quarters of 2016, NuevaTel has invested over $87 million in its network and infrastructure.

NuevaTel is experiencing significant growth in its postpaid subscriber base, while its prepaid subscriber base is expected to stabilize and then return to growth in late 2016 or 2017. At the same time, the recent decline in Service Revenues due in part to voice substitution is expected to be offset by data revenue growth generated by the increasing use of LTE devices in 2017. The combination of these factors is expected to generate EBITDA and earnings growth.

Notes

(1)

See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. Projections represent the midpoint of a range of + / - 2% of the projected amount.

(2)	See "Caution Regarding Forward-looking Statements".
(3)	Bolivia capital expenditures represent purchases of property and equipment from continuing operations presented in the segment information and included in the Consolidated Statement of Cash Flows.
(4)

Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

For the year ended December 31, 2015, NuevaTel generated total Service Revenues and Adjusted EBITDA of $281 million and $92 million, respectively. Year-to-date September 30, 2016, NuevaTel generated total Service Revenues and Adjusted EBITDA of $201 million and $58 million, respectively. NuevaTel has strong momentum and management believes it can grow its Service Revenues 5%, from approximately $271 million in 2016 to approximately $284 million in 2017, and can grow its Adjusted EBITDA 6%, from approximately $81 million in 2016 to approximately $86 million in 2017. See "Caution Regarding Forward-looking Statements".

Product Offering

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of September 30, 2016. Postpaid plans are sold using a customer-friendly, simplified approach with five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer's tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones at prices affordable to Bolivian customers is a key factor enabling 4G adoption. With the increasing penetration of 4G / LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel's 4G / LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 64 thousand units installed nationally and WiMax, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid services. Public telephone and WiMAX products combined contributed less than 7% of Service Revenues in 2015, which declined to 6% in the nine months ending September 30, 2016.

Marketing Strategy

NuevaTel has positioned itself as the young and dynamic challenger brand in the Bolivian telecommunications market under the brand "Viva". The company's emphasis is on higher-value customers in both the prepaid and postpaid services and on urban areas with higher population density and relatively strong socio-economic factors. Specifically, NuevaTel caters to millennials, and has developed a community for its customers centered on music, concerts, and Bolivian brands to increase loyalty. Additionally, the company offers a unique loyalty program known as "Fidepuntos", a customer-rewards program that grants points for service consumption and tenure, designed to increase loyalty, develop stronger relationships between customers and the company and reduce churn which leads to a higher customer lifetime value - a key marketing measure of customer profitability.

Distribution

NuevaTel distributes its products through company-owned "Viva" stores, which allow customers to interact with devices and technology, NuevaTel also utilizes outsourced dealers and stores, which help implement the company's handset distribution strategy to increase LTE device proliferation and data adoption. As of September 30, 2016, NuevaTel's distribution network included approximately 17 stores, over 180 dealers and approximately 9,100 other dealer points of presence.

Advertising

NuevaTel uses many different forms of advertising to communicate and connect with its customers. Institutional brand awareness is built using television and billboard advertising; while newspaper, radio, and digital channels are typically used to drive promotional campaigns.

Operations

Facilities

NuevaTel's headquarters is located in the capital city of La Paz. Additional operational offices are located in Santa Cruz and Cochabamba, with sales support offices located throughout the country.

Employees

As of September 30, 2016, NuevaTel had approximately 710 employees. The 710 employees are distributed across the company's functional areas with 294 in sales and marketing, 113 in operations and engineering, 82 in information technology, 79 in customer operations, and 142 in finance and administration, corporate affairs and human resources.

Assets

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 913 cell sites at the close of December 31, 2015 and approximately 1,056 cell sites at the end of September 30, 2016. Additionally, NuevaTel launched a significant amount of 4G sites in 2015, ending the year with approximately 396 4G sites while adding another approximately 176 to end the third quarter of 2016 at approximately 572 4G sites.

NuevaTel launched major network expansions in 2015 and 2016 to enable 4G and expand 3G services. The company is investing a total of $100 million over this period in network infrastructure to boost in-city coverage, both in terms of speed and capacity. Total cell site counts increased by 16% year-to-date in 2016, while LTE sites as a percentage of total increased from zero to 54% from the first quarter of 2015 to the third quarter of 2016.

NuevaTel maintains international roaming agreements with over 200 operators in over 90 countries worldwide as of September 30, 2016.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019-2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024-2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes

(1)	30MHz (15MHz x 2) expires in November 2019 and 20MHz (10MHz x 2) expires in April 2028.

Trilogy estimates that NuevaTel had a 68% population coverage as of September 30, 2016.

Market Context

Economic Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. Multiple languages are spoken in Bolivia and its 2009 constitution designates Spanish and all indigenous languages as official. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. Dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. Dollar, Trilogy does not expect the impact, if any, to be material in the short or medium term. In June 2016, S&P and Moody's issued ratings of BB and Ba3 for Bolivia's sovereign bonds and reflect the country's strong external balance sheet, low debt burden, and favorable debt profile. See "Trilogy Credit Ratings" for additional information.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia's total exports. Bolivia also has one of the world's largest reserves of lithium, which is essential in the production of batteries, with lithium supply security becoming a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 22% of the world's total.

Notes

(1)	The World Bank.
(2)

The World Bank; LatAM includes Antigua and Barbuda, Argentina, Aruba, the Bahamas, Barbados, Belize, Bolivia, Brazil, British Virgin Islands, Chile, Colombia, Costa Rica, Cuba, Curacao, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Saint Maarten, St. Kitts and Nevis, St. Lucia, St. Martin, St. Vincent and Grenadines, Suriname, Trinidad and Tobago, Turks and Caicos Islands, Uruguay, Venezuela, Virgin Islands (U.S.).

In spite of recent lower commodity prices, Bolivia has one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $33.2 billion in 2015.

Telecommunications Market

Bolivia has a population of approximately 11.0 million and an estimated wireless penetration rate of 86%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting numerous trends, notably (i) increased demand for smartphones, (ii) the increased prevalence of 3G and LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple Subscriber Identity Modules ("SIM") from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia Entel, with approximately 44% of the market, and Tigo, with approximately 32% of the market, in each case as of September 30, 2016, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700 / 2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout all of Bolivia and a significant proportion of its subscriber base is in areas where NeuvaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2015 and uses the 700 and 1700 / 2100 MHz bands. Additionally, Tigo provides a complementary cable service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel's long distance service also competes with Entel, Tigo and other alternative providers.

Governmental Regulation

The Trilogy Founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band for which the first license expires in November 2019, and the second license through 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with terms ranging through 2029. The Bolivian constitution specifies that carriers' vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See "NuevaTel Spectrum Holdings" above for additional information regarding NuevaTel's spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the ATT. It is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. Recently, it reduced both domestic and international interconnection rates and revised service quality standards. It is expected to implement number portability regulations in 2017.

Under Bolivia's telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the ATT. The law specifies, in compliance with the Bolivian constitution, that carriers' vested rights under their existing concessions will be preserved. The ATT migrated the concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016 and NuevaTel submitted comments to the ATT noting aspects of the draft that it believes require modifications. NuevaTel believes the ATT will pursue negotiations prior to the expiry date in 2019, but the timing of such discussions is to be determined.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel was obligated to launch 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. It expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

See "Risk Factors" in this prospectus.

It is the opinion of Trilogy that no governmental approval of the Arrangement is required. Nonetheless, Trilogy's Bolivian wireless subsidiary, NuevaTel, informed the Bolivian telecommunications regulator, the ATT, about the proposed transaction. NuevaTel has received no indication from the ATT that the agency will assert that the consummation of the Arrangement requires consent from the ATT.

Political Climate

NuevaTel was launched in 2000 and has operated under six presidents, including the current president, Evo Morales. Since 2006 when Evo Morales was elected as president, the country has experienced strong growth. The high prices and strong demand for Bolivia's commodities such as natural gas, minerals and soybeans have improved the economy and reduced poverty levels. President Morales has established a level of political stability in one of South America's poorest countries. His current term ends in 2020. During President Morales' administration, the Bolivian government has nationalized numerous businesses that were once owned or controlled by the state. In 2008, the Bolivian government re-acquired, by expropriation from Telecom Italia, the shares in Entel that Telecom Italia had previously acquired from the Bolivian government. NuevaTel believes its circumstances differ materially from those enterprises that were expropriated in that it has been funded 100% by direct foreign investment. Furthermore, government officials have recently stated publicly that the "phase" of nationalizations in Bolivia is over, and the Bolivian government has taken steps, through the enactment of a new foreign investment law and trade missions to Europe and North America, to attract foreign investment. Moreover, NuevaTel is committed to actions that are consistent with being perceived as a model corporate citizen of Bolivia. NuevaTel achieves this by (i) continuing to reinvest in its network for the benefit of Bolivian customers, (ii) significantly and progressively employing thousands of Bolivians, directly or indirectly, (iii) being a meaningful taxpayer (14th largest taxpayer in Bolivia in 2014), and (iv) being a model of corporate social responsibility through the Fundacion Viva, a foundation promoting good causes for the people of Bolivia.

See "Risk Factors" in this prospectus.

Emerging Market Considerations

Assets and Property Interests

Trilogy's interest in NuevaTel is held indirectly through wholly owned subsidiaries, Western Wireless International Bolivia LLC ("Western Wireless LLC") and Western Wireless International Bolivia II Corporation (together with Western Wireless LLC, the "Western Wireless Subsidiaries"), which together hold 71.5% of NuevaTel. Trilogy's corporate records for the Western Wireless Subsidiaries include share certificates evidencing their ownership of NuevaTel stock. The share registry maintained by NuevaTel in Bolivia reflects this equity ownership as well.

The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel's assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. With respect to real estate, NuevaTel owns several office and store locations, an apartment, and numerous cell sites. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. It holds its other assets pursuant to rights granted in the relevant license and contractual documents. Substantially all of NuevaTel's assets are treated as collateral for a $25 million loan made by a consortium of Bolivian banks to NuevaTel. Many assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business.

Trilogy has periodically reviewed the status of NuevaTel's ownership of its assets in the course of assessing NuevaTel's accounting and business operations controls and in conjunction with due diligence performed in connection with the arrangement of corporate financing at the Trilogy level (most recently performed in May 2016) and in conjunction with Alignvest's due diligence investigation performed in the fall of 2016 prior to the execution of theArrangementAgreement.

Impact of Bolivian Laws, Regulations and Customs

The impact of Bolivian laws and regulations on Trilogy's ownership of NuevaTel is not dissimilar to the impact of most countries' laws regarding foreign investment. Bolivian law does not preclude Trilogy or any foreign investor from owning a controlling stake in or 100% of a telecommunications company in Bolivia. It does require that Bolivian entities report to the Bolivian central bank regarding the amount of investment that they have received from foreign owners. NuevaTel has regularly prepared these reports in compliance with Bolivian law and has received confirmatory certifications from the Bolivian central bank. As is the case in many countries, dividends paid to foreign investors are subject to a withholding tax. In Bolivia, the rate of such withholding tax is 12.5% .

Material Permits, Business Licenses and Other Regulatory Approvals

The licenses, permits and regulatory approvals that are of principal importance for NuevaTel to operate its wireless business in Bolivia consist of NuevaTel's original concession from the Bolivian government to offer mobile communications services to the public, various licenses from the Bolivian government to offer ancillary communications services (public telephony, long distance, Internet access, etc.), radio frequency licenses, permits for cell sites from municipalities and environmental agencies, tower permits from the Bolivian aviation authority, and permits from highway and forestry agencies to authorize NuevaTel to install fiber optics for network backhaul. Through due diligence investigations described above, Trilogy is satisfied that all necessary licenses, permits and regulatory approvals have been obtained and are in good standing with the exception of licenses, permits and regulatory approvals whose absence would not constitute a material adverse effect on NuevaTel's business.

TIP Inc.'s Control of NuevaTel

TIP Inc. will control the Western Wireless Subsidiaries, which in turn have the power, under NuevaTel's bylaws, to elect 5 of the 7 members that constitute NuevaTel's board of directors (Comteco, the Bolivian rural telephone cooperative that is the only other NuevaTel shareholder has the right to appoint the other 2 directors). Currently, the Western Wireless Subsidiaries' appointees to the NuevaTel board consist of 3 Trilogy officers who will be TIP Inc. NEOs - Brad Horwitz, Scott Morris, and Juan Pablo Calvo - plus Andrew Davies (a Trilogy officer), and a NuevaTel executive, Mario Murillo. Comteco's directors on the NuevaTel board do not have veto rights and therefore cannot block decisions approved by a board majority. The NuevaTel board has the right, by majority vote, to hire or terminate the employment of NuevaTel employees.

Flow of Funds and Removal of Officers of NuevaTel

The NuevaTel board (subject to any fiduciary duties) votes to approve the payment of dividends to its shareholders, the Western Wireless Subsidiaries and Comteco, from time to time. The most recent dividend was approved by the NuevaTel board in October 2016. As noted above, 5 of the 7 NuevaTel directors are elected by the Western Wireless Subsidiaries (which subsidiaries will be controlled by TIP Inc.), as provided in NuevaTel's bylaws. Board decisions are made on a simple majority vote. The Comteco-appointed directors do not have veto rights.

The NuevaTel board can replace NuevaTel officers by majority vote. The Western Wireless Subsidiaries can change the designations of their board appointees at any time, subject to ratification at a shareholders' meeting. Because the Western Wireless Subsidiaries hold 71.5% of NuevaTel's shares, they can approve such changes without regard to the votes of Comteco, NuevaTel's other shareholder.

NuevaTel's Corporate Documents

NuevaTel's minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. NuevaTel plans to deposit its minute books and key corporate records with its bank in La Paz for safekeeping. Trilogy also has copies of essential corporate records, including board meeting minutes. The TIP Inc. board (acting through the Trilogy-appointed NuevaTel directors) will have unrestricted access to NuevaTel's books and records.

Experience of TIP Inc.'s Executive Officers and Directors in Bolivia

Trilogy's management team has extensive experience overseeing the operations of NuevaTel in Bolivia. Brad Horwitz was involved in founding the company in 1998 and has been a director of NuevaTel consistently since then. Juan Pablo Calvo is a Bolivian national who has served as NuevaTel's CEO from 2001 through 2008 and from 2010 through the present. Other Trilogy executives have had responsibilities for aspects of NuevaTel's operations for several years; similarly, prospective TIP Inc. board members John W. Stanton, Theresa E. Gillespie, and Mark Kroloff, in addition to Brad J. Horwitz, have overseen Trilogy's investment in NuevaTel for many years (since 1998 in the case of Mr. Stanton, Ms. Gillespie, and Mr. Horwitz; since 2010 in the case of Mr. Kroloff).

By virtue of their long-standing involvement with Trilogy's investment in NuevaTel, the Trilogy executives who will comprise TIP Inc.'s management team and a majority of the TIP Inc. Board are familiar with Bolivia's political environment, its business culture and practices, and relevant laws and regulations (including labor, tax, telecommunications, and banking laws and regulations). Proposed members of the TIP Inc. board who have not had prior experience in overseeing Trilogy's investment in NuevaTel have learned about Bolivia's business, political and regulatory environment in the course of due diligence investigations leading to the proposed Arrangement and have personally met with Juan Pablo Calvo, NuevaTel's CEO. Following closing of the transaction, the TIP Inc. Board will receive information on key business, political and regulatory issues affecting NuevaTel's business.

Members of the Trilogy management team regularly visit NuevaTel's offices in Bolivia and the NuevaTel management team travels to North America periodically to meet with Trilogy staff. On average, these face to face meetings occur once every two months. Juan Pablo Calvo, the NuevaTel CEO and a TIP Inc. NEO, is fluent in English and Spanish. The NuevaTel management team is fluent in English and Spanish. Given the fluency of the NuevaTel management team in English and Spanish, TIP Inc. does not believe that a significant language barrier will exist between TIP Inc. and the NuevaTel staff.

Corporate governance documents for NuevaTel were prepared originally in Spanish and have been translated into English. Most of NuevaTel's principal contracts with equipment vendors have been prepared in English. As needed, other documents that were originally prepared in Spanish (real estate leases, customer contracts, government licenses and regulations) have been translated into English.

Audit Committee Authority and Compliance with NI 52-110 and NI 52-109

TIP Inc. intends to exercise control over NuevaTel through its ownership of the Western Wireless Subsidiaries that are majority shareholders of NuevaTel. Consequently, TIP Inc.'s audit committee is expected to have access to all of NuevaTel's records and is not expected to be restricted in its ability to engage and set the compensation for advisors or auditors to review NuevaTel's records and operations.

As part of TIP Inc.'s process in developing controls around internal control over financial reporting, and its process to comply with NI 52-109, TIP Inc. has considered the guidance under OSC Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets. TIP Inc. has also considered NI 58-201, which highlights that the TIP Inc. Board should adopt a written mandate that explicitly acknowledges responsibility for, among other things, the identification of principal risks of the company's business and oversight of the implementation of appropriate systems to manage these risks. These procedures will seek to ensure that those charged with corporate governance will have a sufficient understanding of Bolivia's legal, regulatory, political and cultural risks that may impact the company and that these risks are evaluated in the context of operating in Bolivia.

TIP Inc. will assess the risks it faces and prioritize the risks first through linking up the risks to its financial statement disclosures taking into account multiple locations, including emerging markets. Evaluation criteria could include materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities, among other things.

TIP Inc.'s process is on-going, and it expects to be in compliance with the requirements of NI 52-109 when applicable.

Statuary Rights and Remedies under Canadian Securities Laws

Through its indirect ownership and control of the Western Wireless Subsidiaries, TIP Inc. intends to control the operations and assets of NuevaTel and thus have an ability to declare dividends or distributions if needed to fulfill obligations that it may owe to TIP Inc. investors. As such, and for the additional reasons described above, TIP Inc. does not expect that the location of a material portion of its assets in Bolivia will impact an investor's rights and remedies under Canadian securities laws.

Intangible Properties

NuevaTel operates under the brand name "Viva" in Bolivia. The intangible property considerations with respect to NuevaTel's business are substantially the same as 2degrees as described above under "Description of the Business of TIP Inc. - New Zealand (2degrees) - Intangible Properties". NuevaTel's intangible properties also include wireless spectrum licenses as further discussed above under "NuevaTel Spectrum Holdings".

NuevaTel Shareholders Agreement

NuevaTel is a party to a shareholders agreement dated November 19, 2003 (the "NuevaTel Shareholders Agreement") with two of Trilogy's subsidiaries, and Comteco (collectively, the "NuevaTel Shareholders"). This shareholders agreement provides, among other things, that Trilogy has the right to appoint two-thirds of the members of the NuevaTel Board of Directors. Trilogy therefore has effective control over the management and operations of NuevaTel. This agreement also provides the NuevaTel shareholders with certain preemptive rights, and it includes customary tag-along rights in favor of the minority shareholder, and drag-along rights in Trilogy's favor. In addition, any transfer of Trilogy's NuevaTel shares is subject to a right of first offer in favor of the minority shareholder.

The NuevaTel Shareholders Agreement provides that any NuevaTel Shareholder (including Trilogy) proposing to sell or transfer any of its NuevaTel Shares to any unaffiliated third party must first offer to sell those NuevaTel Shares to the other NuevaTel Shareholders.

Each NuevaTel Shareholder has certain tag along rights to participate in a sale, transfer or other disposition of NuevaTel Shares if any NuevaTel Shareholder proposes to sell 20% or more of its NuevaTel Shares to any unaffiliated third party purchaser, subject to compliance with the right of first offer provisions discussed above.

Trilogy's subsidiaries also have certain drag along rights allowing them to cause a sale of all of the issued and outstanding NuevaTel Shares to a third party purchaser, so long as they have complied with the right of first offer procedures discussed above and their price for selling NuevaTel is at least 110% of the price provided for in its original right of first offer.

The NuevaTel Shareholders Agreement terminates on the earlier of (i) December 2021; (ii) the dissolution or bankruptcy of NuevaTel; (iii) the public listing of its shares; and (iv) the revocation of its concession to offer wireless services.

Accretive M&A

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company's ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management's extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent capital investments, (vii) ownership of their own infrastructure, and / or (viii) ample spectrum positions.

With a de-levered balance sheet and access to public market capital, Trilogy's management will now have the ability to pursue opportunities and become a platform for future acquisitions.

Historical M&A Experience

As can be seen from the transaction history below, Trilogy's management team has extensive experience buying, launching, operating, and opportunistically selling international telecommunication assets of various sizes in both North America and around the world.

As one of the original executives of McCaw Cellular, Mr. Stanton pioneered the creation of the national wireless brand in the United States, Cellular One, consolidating a continental network by acquiring licenses directly from the Federal Communications Commission and from other wireless operators. Mr. Stanton held various positions at McCaw Cellular including Chief Operating Officer and Vice Chairman and served as a director from 1986 to 1994. In 1994, the predecessor of AT&T Wireless acquired McCaw Cellular for U.S.$16 billion.

Mr. Stanton and Mr. Horwitz played a central role in founding SmarTone with Asian investors in Hong Kong in 1992. Mr. Horwitz was SmarTone's CEO between 1992-1995. It was a greenfield start-up in an established three player market and the first GSM operator in Asia. The network launched within the first year of license award and was also EBITDA positive after the first year. In 1996, SmarTone was publicly listed in Hong Kong with a market capitalization of $1.1 billion.

Mr. Stanton and Ms. Gillespie founded Western Wireless in 1992. Three years later, Mr. Horwitz joined the Western Wireless senior management team. Western Wireless was one of the largest providers of rural wireless communications services in the United States and established two subsidiaries, Voicesteam, which focused on personal communications services in urban markets in the United States, and WWI, which pursued international wireless opportunities under the leadership of Mr. Horwitz.

Over the years, Voicestream created a national network footprint through M&A consolidation. In 1999, Voicestream was spun off as a separate publicly traded company and in 2001 it was acquired by Deutsche Telekom for $34B. Today, Voicestream continues to grow as T-Mobile USA and has over 63 million customers and $32.1 billion of revenue as of December 2015.

From 1995 through 2005, WWI acquired wireless communications services in 11 countries, spanning the Baltics, the Caucasus, Africa, the Caribbean, Latin America, and the former Soviet Republics.

For example, in 1996, WWI invested in BaltCom, a Latvian cellular operator. In 2000, Tele2 AB acquired BaltCom for $277 million. BaltCom was the second largest provider of GSM cellular services in Latvia. WWI owned a 22% interest in the company and received proceeds of $67 million.

WWI also invested in Meteor in 1998, developing it as a greenfield asset. And in 2001, WWI bought 100% of Vodafone Group's equity stake in tele.ring. Management performed a strategic transformation of the business including successfully gaining market share as the 4th wireless operator in Austria, and transitioning from being EBITDA negative to significantly EBITDA positive within the first 4 years.

In 2005, Western Wireless Corporation, including WWI, was acquired by Alltel, now a part of Verizon, for U.S.$6 billion. Immediately following the sale, Alltel (working with Mr. Stanton and Mr. Horwitz) sold tele.ring to Deutsche Telekom for €1.3B and Meteor to Eircom for $519 million.

Management Outlook

This management outlook is forward-looking information and is subject to the disclosure under the heading "Caution Regarding Forward-looking Statements" above. Also, see the disclosure under the heading "Notice to Readers" regarding non-U.S. GAAP information, and the reconciliation of non-U.S. GAAP information to U.S. GAAP figures undertheheading"Non-GAAPReconciliation"below.

The following tables show Trilogy's consolidated key financial metrics. Trilogy has strong momentum as both of its operations are benefiting from recent investments in network infrastructure. 2degrees continues to grow rapidly since its start in 2009, while NuevaTel has recently returned to growth following its network expansion and upgrade to 4G/LTE technology. Trilogy believes that this momentum will translate into Service Revenues growth of 11% in 2016 (from approximately $536 million to approximately $593 million) and 12% in 2017 (from approximately $593 million to approximately $662 million); while losses from continuing operations will decline from approximately ($41) million in 2015 to approximately ($49) million in 2016, and improve to approximately ($7) million in 2017; and Adjusted EBITDA is projected to grow 11% in 2016 (from approximately $139 million to approximately $154 million), and 18% in 2017 (from approximately $154 million to approximately $183 million). Please refer to the "Non-GAAP Reconciliation" below for additional information on the calculation of Adjusted EBITDA. See also "Caution Regarding Forward-looking Statements".

Notes

(1)

See "Description of the Business of TIP Inc. - Management Outlook" for a description of the material assumptions underlying Trilogy's projections. Projections represent the midpoint of a range of + / - 2% of the projected amount.

(2)	See "Caution Regarding Forward-looking Statements".

(3)	Consolidated Adjusted EBITDA and CAPEX represent non-U.S. GAAP measures, please refer to "Non-GAAP Reconciliation" below for additional information.
(4)

Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

At 2degrees, growth in higher value postpaid subscribers is expected to be driven by continued LTE network investment, increased bundling and cross-selling opportunities of both fixed and mobile services, as well as increased penetration of the SME market. Management is projecting an additional $113 million in CAPEX investments in 2016 and 2017 to further extend 2degrees' LTE capability to over 80% of cell sites by the end of 2017. With respect to cross-selling and fixed line subscriber base growth, 2degrees has already seen the benefits of the Snap acquisition with fixed line subscribers growing 172% since May 2015. Management believes that this will continue to be an important source of subscriber additions and cross selling opportunities, with fixed line subscribers projected to grow from approximately 48,000 as of September 2016 to approximately 85,000 by the end of 2017. Together, these factors are expected to drive 2degrees' postpaid subscribers from approximately 313,000 at the end of 2015 to approximately 432,000 by the end of 2017.

With respect to Service Revenues, 2degrees is expected to benefit from the continued customer mix shift from prepaid to postpaid subscribers, driving higher blended wireless ARPU; increased data revenue through smartphone usage; and the continued growth in the company's fixed line subscriber base as a result of the Snap acquisition. Management projects that this favourable customer mix shift and that the benefits of the Snap acquisition will drive the company's blended wireless ARPU to U.S.$15.06 and U.S.$16.22 in 2016 and 2017, respectively, and drive Service Revenues to approximately U.S.$321 million in 2016 and approximately U.S.$377 million in 2017.

At NuevaTel, growth in postpaid subscribers throughout the projected period is expected to come from continued network improvements, including NuevaTel's significantly-expanded LTE coverage. In 2014 and 2015, NuevaTel invested $90 million to improve its network infrastructure, and management expects this investment trend to continue in 2016 and 2017 with an additional projected $116 million in capital expenditures over those two years. The positive impact of these investments can already be seen, with total cell cites increasing from 913 in January 2016 to 1,056 in September 2016, and with LTE sites increasing to 572 in Q3 2016 since launch in Q1 2015. These are trends which management believes will continue over the next two years, with total cell sites projected to reach 1,079 with 77% LTE-enabled, by the end of 2017. Management believes that NuevaTel's significantly improved network will stabilize and increase the company's postpaid subscriber base from approximately 323,000 at the end of 2015 to approximately 365,000 by the end of 2017.

With respect to Service Revenues, management expects that growth at NuevaTel will be driven by increased data revenue as customers continue to transition to increasingly affordable LTE-enabled smartphones. Growth in Service Revenues will also be supported by the stabilization and return to growth of the company's postpaid subscriber base as a result of the aforementioned network improvements. This shift towards increased data usage is projected to result in a blended ARPU for NuevaTel of U.S.$9.49 and U.S.$10.20 and to drive Service Revenues to approximately $271 million and approximately $284 million in 2016 and 2017, respectively.

Trilogy expects Adjusted EBITDA growth in both New Zealand and Bolivia to be driven by the increase in Service Revenues. The business will also benefit from operating leverage as increasing scale will aid margin improvement. At 2degrees specifically, management believes that the continued network expansion will lead to lower national roaming expenses, which will lead to margin expansion and a corresponding positive impact on Adjusted EBITDA.

Management intends to continue investing in both 2degrees and NuevaTel to maintain competitive network positions, with a focus on LTE-enabled infrastructure. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash, capital expenditures and CAPEX may differ materially from projected amounts. See "Caution Regarding Forward-looking Statements". As these network investments continue to translate into higher value subscribers, Service Revenues, and Adjusted EBITDA, management believes Trilogy will be in a position to generate additional cash flow.

Non-GAAP Reconciliation

Set forth below is a reconciliation of certain Non-GAAP measures used in this prospectus. See also "Management's Discussion and Analysis of Trilogy - Definitions and Reconciliations of Non-GAAP Measures" and "Caution Regarding Forward-looking Statements".

(US$ in millions)	2010	2011	2012	2013	2014	2015	2016E	2017E
Loss from continuing operations	($66.6)	($88.5)	($38.9)	($23.7)	($34.9)	($41.1)	($49.2)	($6.7)
Depreciation, amortization and accretion	$56.9	$66.4	$73.8	$82.5	$88.4	$93.1	$105.6	$113.2
Equity-based compensation (1)	$3.0	$3.4	$3.8	$.7	$1.9	$1.3	$1.7	$1.8
Loss on disposal and abandonment of assets (2)	$3.4	$1.8	$2.2	$3.7	$2.5	$2.3	$.6	$.0
Acquisition and other nonrecurring costs	$.0	$.0	$.0	$.0	$.0	$2.0	$2.3	$.0
Interest expense	$29.4	$46.5	$41.5	$48.0	$61.8	$62.3	$69.3	$56.0
Debt modification costs	$.0	$.0	$.0	$.0	$.0	$.0	$4.2	$4.0
Other, net (3)	$4.9	$.3	($1.9)	$1.3	$2.6	$4.3	$7.3	($1.4)
Income tax expense	$21.3	$23.0	$26.8	$26.6	$22.0	$15.2	$12.5	$15.6
Adjusted EBITDA	$52.2	$53.0	$107.3	$139.0	$144.3	$139.4	$154.2	$182.6

(US$ in millions)	2010	2011	2012	2013	2014	2015	2016E	2017E

Bolivia capital expenditures	$32.4	$47.5	$40.2	$26.9	$43.2	$46.7	$58.5	$57.4
New Zealand capital expenditures	$28.1	$31.2	$41.0	$41.4	$51.0	$57.3	$56.2	$52.0
Trilogy corporate capital expenditures	$1.0	$1.0	$.5	$.1	$.1	$.1	$.1	$.1
Consolidated Capital Expenditures(4)	$61.4	$79.7	$81.7	$68.4	$94.4	$104.1	$114.8	$109.5
New Zealand financed under vendor-backed financing or capital leases (5)	$.0	$25.3	$39.3	$31.6	$5.4	$1.1	$1.8	$2.6
Consolidated CAPEX (5)	$61.4	$105.0	$121.0	$100.0	$99.8	$105.1	$116.6	$112.1

Notes

(1)	Represents expense associated with equity-based awards.
(2)

Represents the loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets, and the disposal of property and equipment costs net of accumulated depreciation from the balance sheet upon sale or retirement of an asset.

(3)	Represents other non-operating income and expenses consisting of mainly interest income, loss on cash flow hedges, (gain) loss on foreign currency exchange, and other.
(4)

Capital expenditures represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes purchases of property and equipment from discontinued operations.

(5)

CAPEX is a non-U.S. GAAP measure calculated by adding to capital expenditures the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements and is used by management to evaluate total capital investment.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Pro Forma Consolidated Capitalization

Completion of the Arrangement requires, among other things, approval of the Alignvest Shareholders. In addition, as the Arrangement constitutes Alignvest's qualifying acquisition, holders of Alignvest ClassA Restricted Voting Shares can elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the qualifying acquisition, provided that they deposit their shares for redemption prior to the second business day before the Alignvest Meeting. A description of the redemption rights will be included in the management information circular to be mailed to Alignvest Shareholders in connection with the Alignvest Meeting. A redeeming shareholder is entitled to receive an amount per Alignvest Class A Restricted Voting Share payable in cash equal to the per share amount then on deposit in Alignvest's escrow account, including interest and other amounts earned thereon less an amount equal to the total of (i) applicable taxes payable by Alignvest on the interest and other amounts earned in Alignvest's escrow account; and (ii) actual and direct expenses related to the redemption, but no deduction for the deferred underwriters' commission. This amount is anticipated to be C$10.05 per Alignvest Class A Restricted Voting Share, assuming a late January 2017 completion date.

It is a mutual condition of completion of the Arrangement that Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses), which amount includes (a) money in the Escrow Account, estimated to be approximately C$260 million as at January 31, 2017; plus (b) the $42 million received by Alignvest from the Alignvest Additional Subscriptions; plus (c) the $21 million received by Alignvest from the Alignvest Sponsor Equity Investment; but less (d) the amount of applicable redemptions of Alignvest Class A Restricted Voting Shares for which notices of redemption have been provided and not withdrawn. This amount will be available for the purposes of the Arrangement Subscription Consideration and the indirect subscription for the Trilogy Class A Units. In the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Restricted Voting Shares, each of Alignvest and Trilogy have agreed to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest's cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

It is an additional condition of completion of the Arrangement in favour of Trilogy that the Alignvest Partners shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy's prior written consent, not to be unreasonably withheld, by the Alignvest Partners purchasing Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, or a combination of Alignvest Class B Shares and such Alignvest Class A Restricted Voting Shares, in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

The following table sets forth the consolidated capitalization of Trilogy as of September 30, 2016 adjusted to give effect to the Arrangement and the SG Enterprises Equity Investment (as defined below) assuming different levels of redemption. Since September 30, 2016, other than in the normal course of business, there has been no material change in the equity and debt capital of Trilogy, on a consolidated basis, except for the SG Enterprises Equity Investments. This table should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

		As of September 30, 2016, as adjusted $ (in 000's for
	As of September 30,	stated values) after giving effect to the SG Enterprises
	2016, as adjusted $	Equity Investments and the Arrangement, and assuming
	(in 000's for stated	certain levels of redemption of Alignvest Class A
	values)	Restricted Voting Shares
		0% redemptions	25% redemptions	50% redemptions
New Investment including private placement(1)	-	266,820	217,154	167,489
Cash and cash equivalent	45,858	306,784	257,118	207,453
Debt(2)	607,599	607,599	607,599	607,599
Shareholders' equity	(145,189)(3)	104,046	54,380	4,714
Total Capitalization	462,410	711,644	661,979	612,313

Debt, net of cash	561,741	300,815	350,481	400,146

Notes

(1)

Includes $63 million of additional equity subscriptions pursuant to the Alignvest sponsor Equity Investment and the Alignvest Additional Subscriptions at C$10.00 (or an assumed value of $7.81 per share).

(2)	Debt including current maturities, net of unamortized discount and deferred financing costs.
(3)	Includes Trilogy mezzanine equity.

Summary Historical and Pro Forma Consolidated Financial Information

The following summary historical consolidated financial information as of and for the nine months ended September 30, 2016 and 2015 and as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from the Trilogy Interim Financial Statements and the Trilogy Audited Annual Financial Statements, respectively.

The summary pro forma balance sheet information as of September 30, 2016 is presented as if the Arrangements had been effected on September 30, 2016. The summary pro forma operating results information for the nine months ended September 30, 2016 and for the year ended December 31, 2015 is presented as if the Arrangement had been effected on January 1, 2015.

This summary historical and pro forma financial information should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor does it purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of TIP Inc. following the completion of the Arrangement, including an adjustment as it relates to the closing of the Arrangement which assumes no redemption of Alignvest Class A Restricted Voting Shares (the actual redemption level is uncertain, but see Note 3 and Note 5 of the TIP Inc. Pro Forma Financials for the illustrative effect of 25% and 50% redemption levels). See "Notes to Pro Forma Condensed Consolidated Combined Financial Information" included in Appendix G for discussion of pro forma adjustments. See also "Caution Regarding Forward-looking Statements".

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical

Operations
Total revenues	$550.5	$550.5	$496.7	$679.3	$679.3	$616.8	$558.7
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)

Other Financial Information
Consolidated Adjusted EBITDA(1)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Financial Position
Cash and cash equivalents	$306.8	$45.9			$63.9	$98.8
Total assets	$993.9	$737.2			$768.5	$731.1
Total stockholders'/members' equity (deficit)(2)	$104.0	$(145.2)			$(157.0)	$(113.9)

Notes

(1) Consolidated Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP measure, see reconciliation below.
(2) Includes Trilogy Mezzanine equity for the historical periods as of September 30, 2016, December 31, 2015 and December 31, 2014.

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical

Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)
Interest expense	50.7	50.7	46.3	62.3	62.3	61.8	48.0
Depreciation, amortization and accretion	77.8	77.8	68.6	93.1	93.1	88.4	82.5
Debt modification costs	3.8	3.8	-	-	-	-	-
Income tax expense	7.6	7.6	13.1	15.2	15.2	22.0	26.6
Other, net	2.3	3.0	3.4	3.6	4.3	2.6	1.3
Equity-based compensation	1.2	1.2	1.0	1.3	1.3	1.9	0.7
Loss on disposal and abandonment of assets	0.6	0.6	2.1	2.3	2.3	2.5	3.7
Acquisition and other nonrecurring costs(1)	2.1	2.1	2.0	2.0	2.0	-	-
Adjusted EBITDA (2)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Notes

(1) Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 12 - Non-controlling Interest in consolidated subsidiaries to the Trilogy Interim Financial Statements attached as Appendix F to this prospectus for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest.
(2) In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary SSI. Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy is considered SSI's primary beneficiary, and as such, Trilogy consolidate 100% of SSI's net losses. The impact on Trilogy's consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $(8.0) thousand and $0.1 million for the three and nine months periods ended September 30, 2016, respectively. The impact on Trilogy's consolidated results of the 80% Trilogy does not own was to reduce Adjusted EBITDA by $35.0 thousand and $0.3 million for the three and nine months periods ended September 30, 2015, respectively.

7 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF TRILOGY

This Management's Discussion and Analysis ("MD&A") contains important information about Trilogy's business and its performance for the three and nine months ended September 30, 2016 and for the years ended December 31, 2015, 2014 and 2013. The discussion and analysis of Trilogy's financial condition and results of operations covers periods prior to the completion of the Arrangement Agreement. This MD&A should be read in conjunction with the TIP Inc. Pro Forma Financial Statements, the Trilogy Audited Annual Financial Statements and the Trilogy Interim Financial Statements, prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board, attached as Appendix G, Appendix E and Appendix F to this prospectus, respectively.

All dollar amounts are in U.S. dollars, unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of December 20, 2016 and was approved by the Trilogy's Management Board. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described under the headings "Caution Regarding Forward-looking Statements," "Risk Factors" and elsewhere in this prospectus. Trilogy's actual results may differ materially from those contained in any forward-looking statements.

Cautionary Statement Regarding Forward-Looking Information

This MD&A includes "forward-looking information" and "forward looking statements" within the meaning of applicable securities laws (collectively "forward-looking information"), and assumptions about, among other things, Trilogy's business, operations, and financial performance and condition approved by Trilogy's management on the date of this MD&A.

This forward-looking information and these assumptions include, but are not limited to, statements about Trilogy's objectives and strategies to achieve those objectives, and about its beliefs, plans, expectations, anticipations, estimates, or intentions. Information included in this MD&A that is not a statement of historical fact is forward-looking information. When used in this MD&A, words such as "believes," "may," "estimate," "should," "plans," "assumes," "continue," "outlook," "could," "anticipates," "intends," "expects," and words of similar import, are intended to identify statements containing forward-looking statements. These statements appear in a number of places throughout the document. Such forward-looking statements are based on Trilogy's estimates, assumptions, strategies and projections and subject to known and unknown risks, uncertainties and other factors all of which are difficult to predict and many of which are beyond its control and which may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements.

These factors include, but are not limited to, the following

•

General economic conditions, any adverse developments in the credit markets and their effect on Trilogy's liquidity, the fluctuations or de-valuations of local currencies, government and regulatory policies and business conditions in the markets served by us;

•	Telecommunications usage levels, including traffic and subscriber growth;

•	Competitive forces, including price pressures, technological developments and Trilogy's ability to retain market share in the face of competition from existing and new market entrants;

•

Regulatory developments and changes, including those concerning license renewals, tariff levels, interconnection terms, subscriber access and international settlement arrangements and the outcome of litigation related to regulation;

•

The success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, subscriber acquisition costs, costs of handsets and other equipment and the successful deployment of new systems and applications to support new initiatives and local conditions;

•	Social, political and economic risks in some of the countries in which Trilogy operates;

•

The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of Trilogy's investments, ventures and alliances;

•	The occurrence of hurricanes, earthquakes, floods and other natural disasters in the geographic regions in which Trilogy operates; and

•	The successful completion of the proposed transaction with Alignvest (refer to the Arrangement Agreement section below for further details).

In light of these risks, uncertainties and assumptions, readers should not place undue reliance on any forward-looking statements, which speak only as of the date hereof, as actual results could differ materially. Please note that a cautionary discussion of risks and uncertainties is provided under the heading "Risk Factors", as well as the heading "Caution Regarding Forward-looking Statements". These risk factors, as they relate to Trilogy, could cause Trilogy's actual results to differ materially from expected results. Readers are cautioned that other factors discussed in this MD&A, although not enumerated here, also could materially affect Trilogy's future results. Trilogy disclaims any obligation to update any such factors or publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Market and other industry data

This MD&A includes industry and trade association data, projections and information that Trilogy has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys and other information available to it. Some data is also based on Trilogy's good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. Trilogy has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to Trilogy's market position are based on market data currently available to it. Trilogy's estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Risk Factors" and "Cautionary Statement Regarding Forward-looking Statements" in this prospectus. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in thisprospectus.

Trademarks and other intellectual property rights

Trilogy has proprietary rights to trademarks used in this prospectus, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. Trilogy has omitted the "®", "™" and similar trademark designations for such trademarks but nevertheless reserve all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned by its respective holder.

Arrangement Agreement

On November 1, 2016, Trilogy and Alignvest announced that they had entered into the Arrangement Agreement to effect the Arrangement. Refer to the other sections of this prospectus for additional information regarding the Arrangement Agreement and the Arrangement.

About Trilogy

Trilogy, a Washington limited liability company, together with its consolidated subsidiaries in New Zealand and Bolivia (collectively referred to in this MD&A as "Trilogy"), is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy also provides fixed broadband communications to businesses and residential subscribers in New Zealand. Trilogy's services cover an aggregate population of 15.4 million persons. Trilogy's founding executives launched its operations in Bolivia, NuevaTel, in 2000 and Trilogy acquired this business in 2006. Trilogy launched its greenfield operations in New Zealand, 2degrees, in 2009. As of September 30, 2016, Trilogy had approximately 1,819 employees.

Trilogy's Strategy

Trilogy's strategy is to build, acquire and manage wireless operations in markets outside the United States of America with the potential for continuing growth. Trilogy believes that the wireless communications business will continue to grow in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption and revenue growth as experienced in more developed countries. Data revenue growth continues to present a significant opportunity, with each of Trilogy's markets in different stages of smartphone and other data-enabled device penetration. Trilogy's services are provided under GSM, 3G and LTE, a widely deployed 4G service. Deployment of 4G in New Zealand and Bolivia enables Trilogy to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. Trilogy believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in April 2015, Trilogy entered the New Zealand broadband market which allows us to provide both mobile and broadband services to subscribers, via bundled products. Trilogy's bundled service offerings are a key strategic goal, as subscribers embrace a more data intensive lifestyle.

Foreign Currency

In New Zealand, Trilogy generates revenue and incurs costs in New Zealand dollars. Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease Trilogy's overall revenue and profitability as stated in U.S. dollars which is Trilogy's reporting currency. The following table presents the average New Zealand dollar to U.S. dollar exchange rates used to translate the results of operations of Trilogy's New Zealand subsidiary for the three and nine months ended September 30, 2016 and 2015 and fiscal years ended December 31, 2015, 2014 and 2013

	Three Months Ended			Nine Months Ended
	September30,			September30,
	2016	2015	% Change	2016	2015	% Change

Average NZD to USD exchange rate	0.72	0.65	10.7%	0.69	0.71	(2.6%)

	December 31, 2015	December 31, 2014	December 31, 2013

Average NZD to USD exchange rate	0.70	0.83	0.82
% Change	(15.9%)	1.2%

The following table presents the New Zealand dollar to U.S. dollar exchange rates used to translate the assets and liabilities of Trilogy's New Zealand subsidiary as of September 30, 2016, December 31, 2015 and December 31, 2014.

	September 30, 2016	December 31, 2015	December 31, 2014

End of period NZD to USD exchange rate	0.73	0.68	0.78
% Change	7.4%	(12.8%)

Overall Performance

The table below summarizes Trilogy's key financial metrics for the three and nine months September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Three Months Ended		Nine Months Ended
	September30,		September 30,		% Variance
(in thousands)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Postpaid wireless subscribers	697	608	697	608	15%	15%
Prepaid wireless subscribers	2,845	3,025	2,845	3,025	(6%)	(6%)
Other wireless subscribers(1)	65	72	65	72	(10%)	(10%)
Wireline subscribers	48	23	48	23	109%	109%
Total ending subscribers	3,655	3,728	3,655	3,728	(2%)	(2%)

(in millions, unless otherwise noted)
Service Revenues	$150.3	$131.2	$430.5	$398.7	15%	8%
Total Revenues	$191.5	$161.7	$550.5	$496.7	18%	11%
Loss from continuing operations	$(11.7)	$(9.8)	$(40.6)	$(29.9)	19%	36%
Consolidated Adjusted EBITDA(2)	$41.2	$34.8	$106.2	$106.7	19%	(1%)
Consolidated Adjusted EBITDA Margin %(2)	27%	27%	25%	27%	n/m	n/m
Capital expenditures(3)	$22.8	$33.7	$79.6	$74.0	(32%)	8%

	For the Year Ended December 31,			% Variance
(in thousands)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Postpaid wireless subscribers	636	543	458	17%	18%
Prepaid wireless subscribers	3,025	3,175	3,218	(5%)	(1%)
Other wireless subscribers(1)	71	72	75	(3%)	(3%)
Wireline subscribers	28	-	-	100%	-%
Total ending subscribers	3,760	3,790	3,751	(1%)	1%

(in millions, unless otherwise noted)
Service Revenues	$536.4	$539.5	$520.3	(1%)	4%
Total Revenues	$679.3	$616.8	$558.7	10%	10%
Loss from continuing operations	$(41.1)	$(34.9)	$(23.7)	18%	47%
Consolidated Adjusted EBITDA(2)	$139.4	$144.3	$139.0	(3%)	4%
Consolidated Adjusted EBITDA Margin %(2)	26%	27%	27%	n/m	n/m
Capital expenditures(3)	$104.1	$94.4	$68.4	10%	38%

n/m -not meaningful

Notes

(1)	Includes public telephony and other wireless subscribers.
(2)

These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see "Definitions and Reconciliations of Non-GAAP Measures" in this MD&A.

(3)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the three months ended September 30, 2015, $0.2 million and $1 million for the nine months ended September 30, 2016 and 2015, respectively, and $2.6 million, $2.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Q3 2016 Highlights

•	Postpaid wireless subscribers increased 89 thousand or 15% from the third quarter of 2015.

•

Total revenues of $191.5 million for the third quarter of 2016 increased 18% when compared to the third quarter of 2015. This increase is primarily driven by higher postpaid revenues in both New Zealand and Bolivia, higher equipment sales due to increased promotions, and the positive impact of the New Zealand dollar strengthening as compared to the U.S. dollar.

•

Loss from continuing operations totaled $11.7 million and $40.6 million, respectively, for the three months and nine months ended September 30, 2016, compared to $9.8 million and $29.9 million for the same periods in the prior year. The increased losses for the nine-month period were primarily attributable to the decline in the prepaid subscriber base in Bolivia and an increase in cost of service and general and administrative expenses in New Zealand. In addition, there was a consolidated increase in depreciation and amortization expenses from additional network infrastructure assets placed into service to support network upgrades and expansion. These increased losses were partially offset by the increase in postpaid subscriber base in New Zealand and Bolivia and the growth of the broadband business since the acquisition of Snap in April 2015.

•

Consolidated Adjusted EBITDA totaled $41.2 million for the third quarter 2016, an increase of $6.4 million compared to the same period in the prior year, with an increase in New Zealand offset by a decrease in Bolivia. The increase in New Zealand is attributable to the growth in total revenue that more than offset the increase in service cost. In Bolivia, the decline in Adjusted EBITDA is primarily driven by the decline in the prepaid subscriber base.

•

Capital expenditures were $22.8 million for the third quarter of 2016, a decrease of 32% from the same period in the prior year, primarily because of higher expenditures made in the prior year for LTE deployments in both markets, along with capital expenditures to increase coverage and thereby reduce national roaming cost in New Zealand.

2015 Highlights

•	Postpaid wireless subscribers increased 93 thousand or 17% from 2014.

•

Total revenues of $679.3 million for the year ended December 31, 2015 increased $62.5 million or 10% when compared to the year ended December 31, 2014. Increased postpaid revenues in both Bolivia and New Zealand, higher equipment sales, and higher wireline service revenues were the primary drivers to the annual increase in total revenues. Equipment sales increased $65.5 million in 2015 compared to 2014, primarily due to the EIP launched in the third quarterly of 2014 that allows subscribers to finance new equipment purchases. Wireline revenues increased due to the Snap acquisition in New Zealand on April 30, 2015.

•

Loss from continuing operations totaled $41.1 million for the year ended December 31, 2015, an increase of $6.2 million from the year ended December 31, 2014. This increase in net loss from continuing operations was primarily due to a decrease in prepaid subscribers and lower volume of voice usage per subscriber in Bolivia combined with the decline of the New Zealand dollar as compared to the U.S. dollar.

•

Consolidated Adjusted EBITDA totaled $139.4 million for the year ended December 31, 2015, a decline of $4.9 million from the same period in 2014, with an increase in New Zealand offset by a decrease in Bolivia. The increase in New Zealand is driven by an increase in the subscriber base and decline in equipment subsidies offset in part by a decline in the New Zealand dollar as compared to the U.S. dollar. In Bolivia, the decline is primarily driven by a decline in the prepaid subscriber base.

•

Capital expenditures were $104.1 million for the year ended December 31, 2015, representing a 10% increase over the same period in the prior year, primarily due to continued network expansion projects and 4G overlay deployments in New Zealand and Bolivia.

Key Performance Indicators

Trilogy measures success using a number of key performance indicators, which are outlined below. Trilogy believes these key performance indicators allow Trilogy, and others, the appropriate measure for its performance against Trilogy's operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP. See definitions and calculations of these indicators in the "Definitions and Reconciliations of Non-GAAP Measures" in this MD&A.

Subscriber Data (in thousands)	As of September 30,
	2016	2015	% Variance
New Zealand
Postpaid wireless subscribers	357	295	21%
Prepaid wireless subscribers	1,034	1,023	1%
Wireline subscribers	48	23	109%
New Zealand Total	1,439	1,340	7%

Bolivia
Postpaid wireless subscribers	340	313	8%
Prepaid wireless subscribers	1,810	2,002	(10%)
Other subscribers(1)	65	72	(10%)
Bolivia Total	2,215	2,387	(7%)

Consolidated
Postpaid wireless subscribers	697	608	15%
Prepaid wireless subscribers	2,845	3,025	(6%)
Other subscribers(1)	65	72	(10%)
Wireline subscribers	48	23	109%
Consolidated Total	3,655	3,728	(2%)

	As of December 31,			% Variance
(in thousands)	2015	2014	2013	2015 vs 2014	2014 vs 2013
NewZealand
Postpaid wireless subscribers	313	249	193	26%	29%
Prepaid wireless subscribers	1,051	1,065	1,042	(1%)	2%
Wireline subscribers	28	-	-	100%	-%
New Zealand Total	1,392	1,314	1,235	6%	6%

Bolivia
Postpaid wireless subscribers	323	294	265	10%	11%
Prepaid wireless subscribers	1,974	2,110	2,176	(6%)	(3%)
Other wireless subscribers(1)	71	72	75	(3%)	(3%)
Bolivia Total	2,368	2,477	2,516	(4%)	(2%)

Consolidated
Postpaid wireless subscribers	636	543	458	17%	19%
Prepaid wireless subscribers	3,025	3,175	3,218	(5%)	(1%)
Other wireless subscribers(1)	71	72	75	(3%)	(3%)
Wireline subscribers	28	-	-	100% )	-%
Consolidated Total	3,760	3,790	3,751	(1%)	1%

n/m -not meaningful

Notes

(1)	Includes public telephony and other wireless subscribers

Subscriber Count

Trilogy determines the number of subscribers to its services based on snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both Trilogy's New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia, wireline subscribers include the subscribers associated to Trilogy's fixed-broadband product in New Zealand.

Trilogy ended the third quarter of 2016 with 3.6 million consolidated wireless subscribers, a loss of 99 thousand net subscribers when compared to the third quarter of 2015; it closed the period with 48 thousand wireline subscribers, an improvement of 25 thousand wireline subscribers over the third quarter of 2015.

•

New Zealand's wireless subscriber base increased 6% when compared to the third quarter of 2015, reflecting growth in postpaid subscribers of 21% and growth in prepaid subscribers of 1%; wireline subscribers increased 109% when compared to the third quarter of 2015.

•

Bolivia's wireless subscriber base decreased 7% when compared to the third quarter of 2015, reflecting a reduction in prepaid subscribers of 10% partially offset by a postpaid subscriber increase of 8%.

Wireless subscribers decreased 59 thousand in 2015 compared to 2014, ending the year with approximately 3.7 million consolidated wireless subscribers. Wireline subscribers ended the year at 28 thousand.

•

New Zealand's wireless subscriber base increased 4%, reflecting successful expansion of the postpaid subscriber base, which increased 26% on an annual basis; wireline subscribers were acquired as part of the April 2015 Snap acquisition.

•	Bolivia's wireless subscriber base decreased 4% with a reduction in prepaid subscribers of 6%, partially offset by an increase in postpaid subscribers of 10%.

The 1% increase in consolidated wireless subscribers in 2014 compared to 2013 resulted from the following changes in Trilogy's markets

•	New Zealand's wireless subscriber base increased 6% reflecting successful postpaid subscriber base expansion, which represented 19% of total subscribers compared to 16% at December 31, 2013.

•	Bolivia's wireless subscriber base decreased 2% with a reduction in prepaid subscribers of 3%, partially offset by an increase in postpaid subscribers of 11%.

Key Performance Metrics

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(not rounded, unless otherwise noted)					3 mo. vs	9 mo. vs
	2016	2015	2016	2015	3 mo.	9 mo.
Monthly blended wireless ARPU	$12.43	$10.90	$11.74	$11.19	14%	5%
Monthly postpaid wireless ARPU	$31.40	$28.42	$29.62	$29.67	11%	(0%)
Cost of acquisition	$62.98	$46.07	$60.96	$48.96	37%	25%
Equipment subsidy per gross addition	$8.24	$3.89	$9.50	$5.00	112%	90%
Blended Wireless Churn	4.65%	5.09%	4.99%	5.24%	n/m	n/m
Postpaid Wireless Churn	1.26%	1.52%	1.39%	1.60%	n/m	n/m
Capital expenditures (in millions)(1)	$22.8	$$33.7	$79.6	$74.0	(32%)	8%
Capital intensity	15%	26%	19%	19%	n/m	n/m

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Monthly blended wireless ARPU	$11.16	$11.70	$11.96	(5%)	(2%)
Postpaid wireless ARPU	$29.40	$32.30	$34.17	(9%)	(6%)
Cost of acquisition	$49.12	$53.27	$52.47	(8%)	2%
Equipment subsidy per gross addition	$5.19	$11.28	$11.24	(54%)	0%
Blended Wireless Churn	5.14%	5.17%	4.86%	n/m	n/m
Postpaid Wireless Churn	1.55%	1.75%	1.61%	n/m	n/m
Capital expenditures (in millions)(1)	$104.1	$94.4	$68.4	10%	38%
Capital intensity	19%	17%	13%	n/m	n/m

n/m - not meaningful

Notes

(1)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the three months ended September 30, 2015, $0.2 million and $1 million for the nine months ended September 30, 2016 and 2015, respectively, and $2.6 million, $2.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Monthly Blended Wireless ARPU - average monthly revenue per wireless user

For all periods presented, Trilogy has seen positive impact of increased mobile data usage with respect to its monthly wireless ARPUs in both New Zealand and Bolivia, excluding any foreign currency fluctuations related to the strengthening of the U.S. dollar. The volume of mobile data usage, a key driver of higher data revenues, increased due to a combination of a growth in postpaid subscribers, an increase in mobile data usage per subscriber in both segments, as well as an increase in smartphone devices utilized by the subscribers. These increases in mobile data usage have offset the declines in voice usage in Bolivia, which drove a decline in voice revenues.

Monthly wireless ARPU increased by 14% and 5% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015; wireless data ARPU increased by 30% and 16% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015.

For the year ended December 31, 2015 compared to the year ended December 31, 2014, monthly wireless ARPU decreased 5%, primarily due to the decline of the New Zealand dollar compared to the U.S. dollar. However, wireless data ARPU increased 7% for the same periods.

For the year ended December 31, 2014 compared to the year ended December 31, 2013, monthly wireless ARPU declined 2% as voice revenues were negatively impacted by a decline in voice usage in Bolivia. Wireless data ARPU increased by 26% for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Cost of Acquisition

Trilogy's cost of acquisition for its segments are largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; Trilogy measures its efficiencies based on a per gross add or acquisition basis as explained below.

Cost of acquisition increased 37% and 25% for three and nine-month periods ended September 30, 2016 as compared to the same periods in 2015. For the three months ended September 30, 2016, compared to the same period in 2015, the increase was mainly attributable to the increase in sales and marketing in New Zealand. For the nine months ended September 30, 2016, compared to the same period in 2015, the increase was primarily due to the increase in equipment subsidy per gross addition in both Bolivia and New Zealand discussed below.

Cost of acquisition decreased 8% for the year ended December 31, 2015 compared to the same period in 2014, primarily due to the decline in equipment subsidy per gross addition in New Zealand; this decline was partially offset by increased subsidy offerings and advertising associated with the launch of 4G service offering in Bolivia.

Cost of acquisition increased by 2% for the year ended December 31, 2014 compared to December 31, 2013 primarily due to the increase in total sales and marketing expenses in New Zealand to support the growth of the subscriber base.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of Trilogy' cost of acquisitions, have centered on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a relatively new entrant into smartphone-centric usage, equipment subsidies are typically used to encourage a growth of smartphone-device usage; between 2015 and 2016, increases in subsidies were due to the promotion of 4G initiatives. In New Zealand, there has been a general reduction in equipment subsidies due to the launch of the EIP in the third quarter of 2014, which reduces handset subsidies, but there have been offsetting increases in equipment subsidy costs related to the growing wireline subscriber base, as well as launch of newer, and higher-end wireless devices.

For the three and nine months ended September 30, 2016, the equipment subsidy per gross addition increased by 112% and 90%, respectively, compared to the same periods in 2015. For the three months ended September 30, 2016, compared to the same period in 2015, the increase was driven by an increase in New Zealand due to a decline in discounts from suppliers, as 2degrees does not receive a discount in connection with the sale of certain higher end handsets. For the nine months ended September 30, 2016, compared to the same period in 2015, the increase was driven by increased handset subsidy offerings and promotions associated with 4G initiatives in Bolivia. In addition, there was an increase in the cost of equipment provided to wireline customers associated with the growth in the broadband business and an increase in handset subsidies offered to certain prepaid subscribers in New Zealand. These increases in New Zealand were partially offset by a decline in handset subsidies due to an overall reduction in subsidy offerings associated with the launch of the EIP.

The equipment subsidy per gross addition decreased by 54% for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an overall reduction in subsidy offerings in New Zealand with the launch of the EIP in the third quarter of 2014.

The equipment subsidy per gross addition increased by a nominal percentage for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the increase in Trilogy's subsidy offerings in Bolivia.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates, and each product have key drivers consistent across Trilogy's segments. Trilogy has seen prepaid churn rate increases in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates as they are mostly dependent on service contract expirations and new device or service launches; this is the group most impacted by network quality.

In some instances, a customer's inability to pay renders them as involuntary churn as both New Zealand and Bolivia evaluate their subscriber base periodically to assess activity in accordance to service agreements made with their subscribers. In Bolivia, prepaid churn can be related to network status and perceived quality, since it is a highly prepaid-centric market. Additionally, customers in Bolivia have historically acquired and utilized more than one SIM, from one or more Mobile Network Operators ("MNOs"), for use in the country. As network coverage improves for all MNOs due to continued investment by the MNOs, these customers often opt to reduce the number of SIMs owned, and this phenomenon also contributes to churn and may elevate the metric beyond the standard voluntary and involuntary classifications.

Blended wireless churn decreased by 44 basis points and 25 basis points for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to decreased churn in Bolivia as network coverage continues to expand. Additionally, promotions and incentives were launched in Bolivia to encourage retention efforts and growth in sales.

Blended wireless churn decreased three basis points for the year ended December 31, 2015 compared to the year ended December 31, 2014. Strategic initiatives were made to focus on retaining and growing high value postpaid subscribers, which decreased churn in postpaid subscribers, with some offsetting increase in prepaid churn.

Blended wireless churn increased 31basis points for the year ended December 31, 2014, compared to the year ended December 31, 2013. This was driven primarily by an increase in churn in Bolivia due to a transition period where 3G network improvement was underway.

Capital Expenditures

Capital expenditures include costs associated with acquiring property and equipment and placing it into service. Trilogy's industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of Trilogy's spectrum licenses are not included in Trilogy's capital expenditure amounts. Capital expenditures are significant and have a material impact on Trilogy's cash flows, therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations from Trilogy's Consolidated Statement of Cash Flows and exclude capital expenditures acquired through vendor-backed financing and capital lease arrangements. Trilogy believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

Increases in the capital intensity percentage period over period represent increases in additions to capital expenditures greater than the offsetting change in service revenues.

Results of Operations

Consolidated Revenues

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo. 9 mo. vs 9 mo.
Revenues
Wireless service revenues	$134.5	$121.2	$387.7	$377.4	11%	3%
Wireline service revenues	11.8	6.5	30.6	11.2	82%	173%
Equipment sales	41.2	30.5	119.9	98.0	35%	22%
Non-subscriber international long distance ("ILD") and other revenues	4.0	3.5	12.3	10.1	14%	22%
Total revenues	$191.5	$161.7	$550.5	$496.7	18%	11%

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Revenues
Wireless service revenues	$503.4	$529.5	$514.9	(5%)	3%
Wireline service revenues	19.4	-	-	100%	n/m
Equipment sales	142.8	77.3	38.3	85%	102%
Non-subscriber ILD and other revenues	13.6	10.0	5.4	36%	85%
Total revenues	$679.3	$616.8	$558.7	10%	10%
n/m - not meaningful

Consolidated Wireless Service Revenues

Wireless service revenues increased $13.2 or 11% for the three months ended September 30, 2016 compared to the same period in the prior year, primarily as a result of stronger data revenues and an increase in the postpaid wireless subscriber base combined with a $5.8 million increase from New Zealand dollar strengthening as compared to the U.S. dollar. Wireless service revenues increased $10.3 million or 3% for the nine months ended September 30, 2016 compared to the same period in the prior year, primarily due to stronger data revenues and increases in the postpaid wireless subscriber base offset by a $4.4 million decrease due to the negative impact of the New Zealand dollar weakening as compared to the U.S dollar. Consolidated data revenue increased by 26% and 14% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015.

Wireless service revenues decreased $26.0 million, or 5%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to the decrease of $38.7 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. Further, there was a 4% decline in wireless subscribers and lower volume of voice usage per subscriber in Bolivia. These decreases were partially offset by an increase in data revenues of $40.7 million primarily driven by the expanded 4G network in both New Zealand and Bolivia.

Wireless service revenues increased $14.6 million, or 3%, for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase of $29.0 million in New Zealand driven by a year over year increase of 29% in postpaid wireless subscribers. This increase was partially offset by a decline in wireless service revenues in Bolivia of $14.4 million mainly due to lower prepaid revenue attributable to a decreased of prepaid subscribers generating voice traffic on the network. The declines in Bolivia were partially offset by an increase in data revenues for the same time period.

Consolidated Wireline Service Revenues

Wireline service revenues increased $5.3 million and $19.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the growth in wireline subscriber base since the acquisition of Snap on April 30, 2015 and the wireline operations being included in Trilogy's results for the entire period ended September 30, 2016.

Wireline service revenues were $19.4 million for the year ended December 31, 2015, reflecting the inclusion of revenues from 2degrees's April 30, 2015 acquisition of Snap. Trilogy had no wireline service offerings prior to the acquisition of Snap on April 30, 2015. Of the $19.4 million wireline service revenue, 56% was revenue generated from residential subscribers while the remaining 44% was from enterprise subscribers.

Consolidated Equipment Sales

Equipment sales increased $10.7 million and $22.0 million for the three and nine months ended September 30, 2016, compared to the same periods in 2015, primarily driven by an increase in the postpaid subscriber base and the sale of higher-end devices in New Zealand generated by the EIP. For the three months ended September 30, 2016, Equipment Sales increased by $3.2 million as a result of the incline of the New Zealand dollar as compared to the U.S. dollar. For the nine months ended September 30, 2016, the increase in Equipment Sales was partially offset by $2.4 million as a result of the decline of the New Zealand dollar as compared to the U.S. dollar.

Equipment sales increased $65.5 million, or 85%, in 2015 compared to 2014. The increase in 2015 was primarily driven by the introduction of the EIP in New Zealand in the third quarter of 2014, partially offset by a decrease of $11.7 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. Equipment sales increased $39.0 million, or 102%, in 2014 compared to 2013. The increase in 2014 was primarily driven by a shift in sales mix towards higher-end devices in New Zealand, consistent with the growth in the postpaid subscriber base, and launch of EIP in the third quarter of 2014.

Consolidated Non-subscriber International Long Distance and Other Revenues

Non-subscriber ILD and other revenues increased $0.5 million and $2.2 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to an increase in traffic terminating on Trilogy's network in New Zealand partially offset by a decrease in traffic terminating on Trilogy's network in Bolivia.

Non-subscriber ILD and other revenues increased $3.6 million, or 36%, in 2015 compared to 2014 and $4.6 million or 85%, in 2014 compared to 2013, respectively, primarily due to increases in New Zealand and Bolivia. The increase in New Zealand was attributable to increased inbound international traffic terminating on Trilogy's network. In addition, in Bolivia, there was an increase in international mobile termination rates in 2014.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by Trilogy's operations and its corporate headquarters.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization, and accretion shown separately	$53.3	$48.8	$158.9	$146.4	9%	9%
Cost of equipment sales	45.3	32.6	134.4	106.4	39%	26%
Sales and marketing	27.5	23.5	78.2	73.8	17%	6%
General and administrative	27.0	22.2	76.1	66.5	22%	14%
Depreciation, amortization and accretion	26.7	24.2	77.8	68.6	10%	13%
(Gain) loss on disposal and abandonment of assets	(0.0)	0.6	0.6	2.1	(107%)	(71%)
Total operating expenses	$179.8	$151.9	$525.9	$463.8	18%	13%

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013

Operating expenses:
Cost of service, exclusive of depreciation, amortization, and accretion shown separately	$197.3	$192.7	$180.7	2%	7%
Cost of equipment sales	154.6	104.1	65.5	49%	59%
Sales and marketing	99.2	99.8	99.6	(1%)	0%
General and administrative	92.1	77.8	74.4	18%	5%
Depreciation, amortization and accretion	93.1	88.4	82.5	5%	7%
Loss on disposal and abandonment of assets	2.3	2.5	3.7	(8%)	(32%)
Total operating expenses	$638.5	$565.3	$506.5	13%	12%

Consolidated Cost of Service

Cost of service expense increased 9%, or $4.5 million, and 9% or $12.5 million, for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. Cost of service expense in New Zealand increased due to broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There were also higher interconnection costs in New Zealand associated with the growth in the subscriber base and a higher volume of traffic terminating on other carriers' networks. These increases were partially offset by a reduction in national roaming costs associated with the continued investment in New Zealand to increase national coverage. The increase in New Zealand was offset by a decrease in interconnection costs attributable to the reduced prepaid subscriber base in Bolivia, as voice and SMS traffic terminating outside of Trilogy's network declined. This decrease in Bolivia was partially offset by an increase in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service. Consolidated cost of service was also impacted as a result in the fluctuation of the New Zealand dollar as compared to the U.S. dollar, as a result of this fluctuation the cost of service expense increased by $2.4 million and decreased by $1.7 million for the three and nine months ended September 30, 2016 respectively.

Cost of service expense increased by $4.7 million, or 2% for the year ended December 31, 2015 compared to December 31, 2014. The increase is primarily attributable to higher interconnect and national roaming costs associated with the growth in the New Zealand subscriber base and increased transmission expenses due to the Snap acquisition on April 30, 2015. These increases were offset by a decrease of $12.0 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar and decreases in voice and SMS termination costs due to lower voice and SMS traffic on the network and declines in MTRs in Bolivia.

Cost of service expense increased by $11.9 million, or 7%, for the year ended December 31, 2014 compared to December 31, 2013. Cost of service expense in New Zealand increased by $14.8 million in 2014 due to higher interconnection and national roaming costs and site maintenance costs attributable to the deployment of additional network infrastructure and increased network traffic associated with the growth of the subscriber base. Offsetting these increases, cost of service in Bolivia declined by $3.1 million in 2014 primarily due to a decrease in interconnection costs attributable to lower voice traffic on the network partially offset by increases in network transmission costs and site maintenance expenses.

Consolidated Cost of Equipment Sales

Cost of equipment sales increased $12.7 million and $28 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to an increase in the sales of higher-end devices in New Zealand generated by EIP and the increased handset subsidy offerings and promotions associated with Trilogy's 4G initiatives in Bolivia to drive increased data usage. Cost of equipment sales was also impacted by the fluctuation of the New Zealand dollar as compared to the U.S. dollar. Due to the currency fluctuations, the Cost of equipment sales increased by $3.2 million and decreased by $2.5 million for the three and nine months ended September 30, 2016 respectively.

Cost of equipment sales increased $50.4 million, or 48%, for the year ended December 31, 2015 compared to December 31, 2014. The increase was primarily due to higher sales volumes driven by the introduction of the EIP, partially offset by a decrease of $15.2 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Cost of equipment sales increased $38.6 million, or 59% for the year ended December 31, 2014 compared to December 31, 2013, respectively. This increase was primarily attributable to the continued shift in sales mix towards higher-end devices in New Zealand and a higher proportion of postpaid subscribers.

Consolidated Sales and Marketing

Sales and marketing increased $4.0 million and $4.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly attributable to an increase in salaries and wages associated with an increase in headcount and growth of the broadband business, partially offset by reduced advertising expenses due to higher advertising expenses in 2015 associated with the launch of the broadband business. There was also an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers in New Zealand.

Sales and marketing decreased by $0.6 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to a decrease of $5.9 million resulting from the decline in the New Zealand dollar as compared to the U.S dollar partially offset by an increase in the volume commissions related to the increased longevity of subscribers and subscriber renewals associated with the launch of the EIP, an increase in salaries and wages resulting from the Snap acquisition on April 30, 2015, and a $5.3 million increase in sales and marketing expenses in Bolivia attributable to higher subscriber retention costs, commissions and advertising costs for the launch of 4G service in Bolivia.

Sales and marketing increased by $0.2 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to increase in commercial costs for advertising campaigns directed towards postpaid consumers and businesses, long-term strategic advertising campaigns to promote the brand, and increased staffing to support the growth in subscriber in New Zealand offset by reduced commissions and advertising costs as a result of lower revenues in Bolivia.

Consolidated General and Administrative

General and administrative costs increased $4.8 million and $9.7 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily driven by an increase in bad debt expense attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans and increases in outsourcing costs for customer care in Bolivia.

General and administrative costs increased by $14.3 million, in 2015 compared to 2014 and increased by $3.4 million, or 5%, in 2014 compared to 2013, respectively. The increase in 2015 was primarily driven by the general and administrative costs of the Snap broadband business since its acquisition on April 30, 2015, the pre-tax loss associated with the sale of EIP receivables in 2015, along with increased consulting expenses, and salary increases imposed by the Bolivian government. These increases were partially offset by decrease of $6.8 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. The increase in 2014 was mainly due to an increase in business taxes attributable to the increase in revenue, increase in Trilogy's estimated share of New Zealand's telecommunications development levy, increased maintenance costs of computer hardware and software and consulting costs for customer care.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion increased $2.5 million and $9.2 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to additional network infrastructure assets placed into service to support network upgrades and expansion. Additionally, the increase in New Zealand was also driven by depreciation and amortization of assets from Snap, and the amortization of the 700MHz spectrum placed into service during the first quarter of 2016.

Depreciation, amortization and accretion increased by $4.7 million, or 5%, in 2015 compared to 2014 and increased by $5.9 million, or 7%, in 2014 compared to 2013, respectively. The increase in both years was primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. The increase in 2015 compared to 2014 was partially offset by a decrease of $8.3 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Consolidated (Gain) Loss on Disposal and Abandonment of Assets

The fluctuation in the (gain) loss on disposal and abandonment of assets for all periods was a result of the timing of assets being removed from service based on periodic evaluations of Trilogy's fixed assets.

Consolidated Other Expenses

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Interest expense	$(18.4)	$(14.9)	$(50.7)	$(46.3)	23%	10%
Debt modification costs	-	-	(3.8)	-	n/m	100%
Other, net	(2.0)	(1.1)	(3.0)	(3.4)	82%	(12%)

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Interest expense	$(62.3)	$(61.8)	$(48.0)	1%	29%
Other, net	(4.3)	(2.6)	(1.3)	65%	100%
n/m - not meaningful

Interest Expense

Interest expense increased $3.5 million and $4.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily driven by the higher interest rate on the Trilogy Notes since the refinancing of the Trilogy Notes during the second quarter of 2016. This was partially offset by a decline in interest expenses in New Zealand due to a lower effective interest rate (weighted average interest rate plus line fee) on the Senior Facilities Agreement during the current year and repayment of 2degrees' credit facility with Huawei Technologies (New Zealand) (the "Huawei Loan") in the prior year.

Interest expense increased by $0.5 million, in 2015 compared to 2014 and increased by $13.8 million, in 2014 compared to 2013, respectively. The increase in 2015 was primarily due to the additional issuance of Trilogy Notes in April 2014 partially offset by the decline in interest on the Huawei Loan which was fully repaid in May 2015. The increase in 2014 was primarily due to the issuance of $80 million of additional Trilogy Notes in April 2014 as well as additional draw-downs on the Senior Facilities Agreement in New Zealand. See Note 9 - Debt to the Trilogy Audited Annual Financial Statements, included elsewhere in this prospectus, for additional information on the debt activity for these periods.

Debt Modification Costs

Debt modification costs increased $3.8 million for the nine months ended September 30, 2016, respectively, compared to the same period in 2015, as a result of the write-off of deferred financing costs in conjunction with the refinance of the Trilogy notes in the second quarter of 2016. These costs were written off as a result of the debt refinancing transaction being accounted for as a modification in accordance with the applicable accounting guidance.

Other, Net

Other, net expense increased $0.9 million and decreased $0.4 million for the three months and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Other, net expense increased by $1.7 million in 2015 compared to 2014 and increased by $1.3 million in 2014 compared to 2013. The increase in 2015 was primarily due to the losses on foreign currency transactions in New Zealand as a result of the negative impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated. The increase in 2014 was primarily due to changes in the valuation of the interest rate and cross-currency swaps offset by foreign exchange losses in New Zealand.

Consolidated Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Income tax expense	$(3.0)	$(3.5)	$(7.6)	$(13.1)	(14%)	(42%)

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Income tax expense	$(15.2)	$(22.0)	$(26.6)	(31%)	(17%)

Income Tax Expense

Income tax expense declined by $0.5 million and $5.6 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to a decrease in taxable income in Bolivia partially offset by withholding tax expense on dividends distributed by NuevaTel in the third quarter of 2016.

Income tax expense declined by $6.8 million, in 2015 compared to 2014, due to a decrease in taxable income in Bolivia.

Income tax expense declined by $4.6 million, in 2014 compared to 2013, due to lower withholding tax expense attributable to a decrease of dividend payments from Bolivia.

Discontinued Operations

Trilogy Dominicana

In March 2015, Trilogy committed to a plan to sell its subsidiary in the Dominican Republic. As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in this MD&A, the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements in accordance with ASC 205-20, "Discontinued Operations." Trilogy ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, Trilogy, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Telefonos S.A., a Dominican Republic entity, for a sale price of $62.0 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy received cash of $27 million from the buyer of which $5 million is recorded as restricted cash within Prepaid expenses and other current assets in the Condensed Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy received the remaining proceeds of $35.0 million and recognized a gain on sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, the reported Trilogy Dominicana net operating loss carryforwards as of December 31, 2015 of $66.5 million which were subject to a full valuation allowance are no longer available to Trilogy.

Assets and liabilities classified as held for sale related to discontinued operations as of December 31, 2015 and 2014 were as follows

	December31,
(in millions)	2015	2014
Assets held for sale:
Cash and cash equivalents	$1.1	$1.5
Other current assets	8.5	9.8
Property and equipment, net	15.0	15.0
Other assets	2.0	2.5
Total assets	$26.7	$28.7

liabilities held for sale:
Current liabilities	$17.1	$20.9
Noncurrent liabilities	3.7	3.8
Total liabilities	$20.9	$24.7

The following table summarizes the results of operations from the discontinued operations

	Three Months Ended				Nine Months Ended
	September30,				September30,
(in millions)	2016	2015	% Variance		2016	2015	% Variance
Revenues	$-	$12.2	(100%	)	$7.5	$38.8	(81%	)
(Loss) gain from discontinued operations, net of tax	$(0.0)	$(2.6)	(100%	)	$50.3	$(6.4)	(886%	)

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Revenues	$51.0	$62.9	$83.6	(19%)	(25%)
Loss from discontinued operations, net of tax	$(9.7)	$(12.5)	$(17.3)	(22%)	(28%)

Business Segment Analysis

Trilogy's two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on Trilogy's networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, services are also offered via public telephony, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, are also offered since May 2015. Trilogy's networks support several digital technologies GSM, 3G, LTE, 4G and WiMAX. In Bolivia, Trilogy launched 4G services in May 2015 and Trilogy had 572 4G sites on-air as of September 30, 2016. In New Zealand, Trilogy launched 4G services in 2014 and Trilogy had 630 4G sites on-air as of September 30, 2016.

	2degrees	NuevaTel
Trilogy Ownership Percentage(1)	62.9%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(2)	4.5	11.0
Wireless Penetration(1)(3)	136%	86%
Trilogy Wireless Subscribers (in thousands)(1)	1,391	2,215
Trilogy Market Share of Wireless Subscribers(1)(3)	23%	24%

Notes

(1)

As of September 30, 2016. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights. See "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights".

(2)	Source The U.S. Central Intelligence Agency's World Factbook as of July 2016.
(3)	Source Management estimates.

Since its launch in 2009 as New Zealand's third wireless entrant, 2degrees quickly gained market share. As of September 30, 2016, 2degrees has a 23% market share of wireless subscribers in New Zealand. Trilogy believes there is continued opportunity for significant growth in the estimated NZD$5 billion New Zealand telecommunications market. Additionally, the launch of a wireline service offering in May 2015 provides added streams of revenue for New Zealand.

The Bolivian market also consists of three mobile operators. Trilogy's Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 24% estimated market share of wireless subscribers as of September 30, 2016. The cash flow generated from its operations has been used to fund its ongoing 3G and 4G network expansion. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data revenues. Furthermore, Trilogy believes that smartphone price decreases and the introduction of other mobile data-capable devices will accelerate the data adoption and smartphone penetration rate in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of September 30, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit (27.4%), a Dutch investment company, Hautaki (7.2%), a Maori-owned entity, and KMCH (2.5%), a New Zealand limited company. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain preemptive rights (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through September 30, 2016, which were funded by Trilogy and the 2degrees minority partners.

Overview

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD peers. Taken together, these two factors led Trilogy to believe this market presented a significant opportunity for a profitable third competitor to enter the market.

Consequently, 2degrees launched the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. The company entered the market offering a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. This innovative positioning has allowed 2degrees to rapidly gain market share as of September 30, 2016, management estimates wireless market subscriber share to be approximately 23%.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services new customers and existing subscribers within the service area.

Services

2degrees launched and disrupted the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents' prices of pre-paid voice calls and text messages in half. Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or "Value Packs". Furthermore, 2degrees also offers "Carryover Packs", rate plans which let customers call and text Australia at no extra cost. The latter also includes an option that enables customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees' postpaid plans attract higher value subscribers through innovative offers such as the "Carryover" plans, in addition to the EIP handset financing program. 2degrees also offers shared plans, "Freedom" plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the EIP, which is handset financing plans that allows customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of these plans significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and total revenues, as well as generating overall customer satisfaction. Since the company separated the repayment of the handset cost from the service charge, subscribers have upgraded to the latest handsets as evidenced by the fact that, as of September 30, 2016, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line ISP business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, the company offers just two plans to new residential customers an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Distribution

As of September 30, 2016, 2degrees' distribution network included approximately 19 company-owned retail stores, over 35 independent dedicated dealers and over 1,700 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Network

2degrees operates 2G, 3G and 4G networks. As of September 30, 2016, the 2degrees network consisted of 1,017 cell sites, of which approximately 630 have 4G capability (an increase of 172 4G sites from September 30, 2015). 2degrees provides nationwide coverage (approximately 98% as of September 30, 2016) through its own network coverage (96%) and a national roaming agreement with Vodafone. During 2015, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs; capital investment benefits for this construction program are expected to be realized in 2017 after the project is completed in 2016.

2degrees Spectrum Holdings

Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and does not currently foresee any problems renewing its spectrum position once the applicable license expiration date is reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 4G
2100 MHz	15 MHz x 2	2021	3G

Notes

(1)

The 2031 expiration for the 700 MHz spectrum pertains to the Conditional Management Right transferred to TIRS upon satisfying the installment payment and service requirements per the Management Rights Agreement. If TIRS does not satisfy the aforementioned criteria, the 700 MHz Spectrum license expires in 2020.

(2)

The 2031 expiration for the 900 MHz spectrum pertains to Management Rights to be transferred to 2degrees upon paying by May 2022 the agreed price and satisfying New Zealand Commerce Act requirements per the sale offer that 2degrees accepted for these Rights. If 2degrees does not satisfy the aforementioned criteria, the 900 MHz Spectrum Rights expire in 2022 except for 4 MHz that 2degrees has paid for and that expires in 2031.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment, which advises on policy implementation for telecommunications and spectrum issues.

Implementation of New Zealand's Telecommunications Act 2001 is overseen by the politically independent Commerce Commission of New Zealand. The Commission enforces, monitors, and provides reports on the telecommunications sector, as provided for in the Telecommunications Act 2001. 2degrees believes it benefits from a supportive policy and regulatory framework. It has had the ability to purchase spectrum, has gained access to tower sharing sites, has benefited from regulated number portability and regulated rates for mobile termination, and has the ability to secure regulated rates for national roaming if commercial negotiations fail. In addition, the Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including bitstream unbundling.

To promote competition in the telecommunications sector, legislation has specified that the Commerce Commission must include a dedicated Telecommunications Commissioner. The Commissioner oversees a team that is responsible for identifying which telecommunications services warrant regulation, price and non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services.

The Government is currently undertaking a statutory review of the Telecommunications Act 2001. It has announced that the regulatory framework for fixed services (fibre and copper) will be regulated using a 'utility style' building blocks approach post-2020 (representing a shift from the current copper TSLRIC pricing approach). Access to fibre unbundling will be required. There are no major changes to the regulation of mobile services but various generic Telecommunications Act 2001 processes may be streamlined. Implementation details are still to be determined.

The New Zealand government's Ministry of Business, Innovation and Employment administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' 900 MHz and 700MHz spectrum licenses expire in 2031; other spectrum licenses are due to expire in 2021. Government policy is to offer renewals to existing license holders, but the costs of such renewals have not been determined at this time.

The New Zealand government has recently taken an active role in funding fiber and wireless infrastructure development in order to enhance citizens' access to broadband services. In March 2015 the New Zealand government announced the expansion of the existing Ultra-fast Broadband to the premises initiative from 75% to 80% of premises passed at a projected cost of between NZD$152 million and NZD$210 million. In addition, the New Zealand government announced a further NZD$150 million of funding to improve broadband coverage in rural areas and address mobile blackspots. Competitive tenders for these initiatives are expected to be completed in 2017.

New Zealand - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
					3 mo. vs 3	9 mo. vs 9
(in millions, unless otherwise noted)	2016	2015	2016	2015	mo.	mo.
Service Revenues	$83.6	$62.2	$229.4	$188.1	34%	22%
Total revenues	$123.3	$91.8	$344.9	$283.1	34%	22%
Data as a % of wireless service revenues	67%	66%	65%	66%	n/m	n/m
New Zealand Adjusted EBITDA	$21.7	$14.3	$54.7	$41.6	52%	31%
New Zealand Adjusted EBITDA Margin %(1)	26%	23%	24%	22%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	18	14	44	46	22%	(4%)
Total postpaid subscribers	357	295	357	295	21%	21%

Prepaid Subscribers (in thousands)
Net additions (losses)	(2)	(16)	(16)	(42)	(91%)	(61%)
Total prepaid subscribers	1,034	1,023	1,034	1,023	1%	1%

Total wireless subscribers (in thousands)	1,391	1,317	1,391	1,317	6%	6%

Wireline Subscribers (in thousands)
Net additions (losses)	8	5	20	5	73%	311%
Total wireline subscribers	48	23	48	23	110%	110%

Total ending subscribers (in thousands)	1,439	1,340	1,439	1,340	7%	7%

Blended Wireless churn	2.97%	3.07%	3.04%	3.15%	n/m	n/m
Postpaid churn	1.12%	1.14%	1.13%	1.13%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$16.64	$13.71	$15.37	$14.61	21%	5%
Monthly postpaid wireless ARPU (not rounded)	$40.06	$35.03	$36.80	$38.50	14%	(4%)
Capital expenditures(2)	$13.1	$19.6	$39.6	$42.6	(33%)	(7%)
Capital intensity	16%	32%	17%	23%	n/m	n/m

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Service Revenues	$254.4	$246.5	$215.6	3%	14%
Total revenues	$393.1	$320.4	$249.9	23%	28%
Data as a % of wireless service revenues	66%	61%	51%	n/m	n/m
New Zealand Adjusted EBITDA	$55.5	$47.1	$35.1	18%	34%
New Zealand Adjusted EBITDA Margin %(1)	22%	19%	16%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	64	55	49	15%	14%
Total postpaid subscribers	313	249	193	26%	29%

Prepaid Subscribers (in thousands)
Net additions (losses)	(14)	23	76	(160%)	(70%)
Total prepaid subscribers	1,051	1,065	1,042	(1%)	2%
Total wireless subscribers (in thousands)	1,364	1,314	1,235	4%	6%

Wireline Subscribers (in thousands)

Net additions (losses)	10	-	-	100%	-%
Total wireline subscribers	28	-	-	100%	-%
Total ending subscribers (in thousands)	1,391	1,314	1,235	6%	6%

Blended Wireless churn	2.97%	3.30%	3.22%	n/m	n/m
Postpaid churn	1.12%	1.23%	1.40%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$14.28	$15.89	$15.21	(10%)	4%
Monthly postpaid wireless ARPU (not rounded)	$37.57	$46.01	$47.44	(18%)	(3%)
Capital expenditures(2)	$57.3	$51.0	$41.4	12%	23%
Capital intensity	23%	21%	19%	n/m	n/m

n/m - not meaningful

Notes

(1)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service Revenues.
(2)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows before related changes to non-cash working capital and excludes capital expenditures acquired through vendor-backed financing and capital leasearrangements.

New Zealand Operating Results

Three and Nine Months Ended September 30, 2016 Compared to Same Periods in 2015

Service Revenues increased $21.4 million and $41.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The increase in Service Revenues was due in part to an increase of $5.3 million and $19.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, of wireline service revenue from the Snap acquisition on April 30, 2015. Stronger postpaid revenues also contributed to the increase of Service Revenues driven by the larger postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G overlay. Data revenues increased 29% and 9% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. Service Revenues were also impacted as a result of the fluctuating New Zealand dollar as compared to the U.S. dollar. Service Revenues increased by $6.6 million and decreased by $4.8 million for the three and nine months ended September 30, 2016, respectively, due to currency fluctuations.

Total revenues increased $31.5 million $61.8 million for the three and nine months ended September 30, 2016, respectively, compared to the same period in 2015, due to an increase in Service Revenues and higher equipment sales associated with the EIP.

For the three months and nine months ended September 30, 2016 compared to the same periods in 2015, operating expenses increased $27.0 million and $51.4 million, respectively, due to increases in network expenses, sales and marketing, general and administrative, and equipment subsidies

•

Cost of service increased $6.7 million and $17.7 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly due to broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in interconnection costs driven by a higher volume of traffic terminating on other carriers' networks, partially offset by a decline in national roaming costs associated with lower rates and the ongoing investment since the second half of 2015 to increase national coverage. Cost of service was also impacted as a result of the fluctuation of the New Zealand dollar as compared to the U.S. dollar. As a result of this fluctuation, the cost of service expense increased by $2.4 million and decreased by $1.7 million for the three and nine months ended September 30, 2016 respectively;

•

Sales and marketing increased $3.7 million and $3.6 million for the three and nine months ended September 30, 2016, compared to the same period in 2015, attributable to increase in salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers. These increases were partially offset by a decline in advertising due to the prior year expenses related to the launch of the broadband business;

•

General and administrative increased $3.8 million and $5.7 million for the three and nine months ended September, 30, 2016, compared to the same periods in 2015, driven by an increase in bad debt expense attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans. In addition, there was an increase in the loss on sale of EIP receivables due to an increase in the volume of sales of EIP receivables; and

•

Equipment Subsidy increased $1.3 million and $0.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015 mainly due to an increase in sales of newer, higher-end devices for which supplier rebates were not available to 2degrees. In the nine months ended September 30, 2016, equipment subsidies slightly increased by $0.3 million due to a reduction in handset subsidies resulting from 2degrees' EIP program, offset by promotional activities related to prepaid subscribers as well as an increase in wireline-related devices provided to customers due to a growing fixed- broadband base.

New Zealand Adjusted EBITDA increased by $7.5 million and $13.1 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The change in Adjusted EBITDA was a result of growth in Service Revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures decreased by $6.5 million and $3.0 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to significant expenditures made in the prior year relating to the LTE and national roaming sites buildout program.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Service Revenues increased $7.9 million for the year ended December 31, 2015 compared to the same period in 2014 primarily attributable to stronger postpaid data revenues and the inclusion of Snap revenues beginning in the second quarter of 2015, partially offset by a decrease of $39.2 million resulting from a decline of the New Zealand dollar as compared to the U.S. Dollar. Growth in data revenues was due to the larger postpaid subscriber base and growth in the consumption of data services attributable to the commercial launch of 4G services during the second quarter of 2014.

Total revenues increased $72.7 million for the year ended December 31, 2015 compared to the same period in 2014 due to higher equipment sales of $64.8 million associated with the launch of the EIP as well as a $19.4 million increase as a result of the Snap acquisition.

For the period ended December 31, 2015 compared to the same period in the prior year, operating expenses increased due to higher network expenses and general and administrative costs

•

Cost of service increased $15.9 million in 2015 mainly due to higher interconnection costs driven by higher data traffic terminating on other carriers' networks and national roaming costs associated with the growth in the subscriber base. Beginning in the second quarter of 2015, broadband transmission expenses resulting from the Snap acquisition are also reflected. The increase in cost of service was partially offset by a $12.0 million decrease as a result of the decline of the New Zealand dollar as compared to the U.S. dollar;

•

General and administrative increased $8.6 million in 2015 driven by losses associated with the sale of EIP receivables during the current year, including set up fees of $1.2 million associated with the arrangement incurred in the second quarter of 2015. The increase is also attributable to the salaries and wages of employees in the Snap broadband business, in addition to transaction costs of approximately $1.0 million incurred in connection with the Snap acquisition. Although these acquisition costs and the set up fees associated with the sale of EIP receivables totaling $2.2 million contributed to the increase in General and administrative expenses, they are excluded from Adjusted EBITDA as they are considered non-operating expenses, and thus do not affect the change in Adjusted EBITDA. These increases were partially offset by a $6.8 million decrease as a result of the decline of the New Zealand dollar as compared to the U.S. dollar;

•

Equipment Subsidy declined $17.6 million in 2015 mainly due to an overall reduction in subsidy offerings associated with the launch of the EIP and a $3.5 million reduction due to the decline of the New Zealand dollar relative to the U.S. dollar; and

•

Sales and marketing declined $5.9 million in 2015 mainly attributable to a $9.7 million decrease due to the decline of the New Zealand dollar as compared to the U.S. dollar. This decrease was partially offset by an increase in the volume of commissions due to increased longevity of subscribers and an increase of renewals associated with the EIP. The increase is also attributable to Snap related salaries and wages beginning in the second quarter of 2015.

New Zealand Adjusted EBITDA increased by $8.4 million for the year ended December 31, 2015 compared to the same period in 2014. The change in Adjusted EBITDA was a result of growth in Service Revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures increased by $6.2 million for the year ended 2015, compared to 2014, attributable to the continuing network expansion projects to reduce roaming costs and 4G overlay. 2degrees also invested in the development of a new business support system.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Service Revenues increased $30.9 million in 2014 compared to 2013 primarily attributable to growth in the subscriber base and the growing data usage among postpaid and prepaid subscribers. Data revenues increased 37% over 2013 due to the larger postpaid subscriber base and growth in the consumption of data services attributable to expanded data-focused plans and higher smartphone penetration.

Total revenues increased $70.5 million for the year ended December 31, 2014 compared to the same period in 2013, primarily attributable to increase in equipment sales by $39.5 million and aforementioned increase in Service Revenues associated with the growth in the subscriber base and the growing data usage among postpaid and prepaid subscribers.

For the period ended December 31, 2014 compared to the same period in the prior year, operating expenses increased $64.0 million primarily due to increases in network-related expenses, sales and marketing expenses related to the acquisition of postpaid subscribers, and general and administrative expenses

•

Cost of service increased $14.8 million in 2014 mainly due to higher interconnect and national roaming costs associated with growth in the subscriber base and higher network repairs and maintenance costs associated with an increase in cell sites;

•

Sales and marketing increased $4.3 million in 2014 mainly attributable to an increase in commercial costs for advertising campaigns directed towards postpaid businesses and consumers and an increase in long-term strategic advertising campaigns to promote the brand. A higher volume of commissions related to the growth of subscribers also contributed to the increase in sales and marketing;

•

Equipment Subsidy declined $0.8 million in 2014 mainly due to a portion of postpaid subscribers owning their own devices beginning in the second quarter of 2014 along with the launch of EIP in the third quarter of 2014; and

•

General and administrative increased $2.0 million in 2014 driven by an increase in business taxes attributable to the increase in revenue compared to 2013 and the corresponding increase in 2degrees' estimated share of New Zealand's telecommunications development levy.

New Zealand Adjusted EBITDA increased by $11.9 million in 2014 compared to 2013. The change in Adjusted EBITDA was a result of growth in Service Revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures increased $9.7 million in 2014 compared to 2013 due to purchases of property and equipment were mainly financed under the Huawei Loan in 2013.

Subscriber Count

As of September 30, 2016, 2degrees' wireless subscriber base increased 6% when compared to the third quarter of 2015, reflecting growth in postpaid subscribers of 21% and prepaid wireless subscribers of 1%. Postpaid wireless subscribers at the end of September 30, 2016 comprised approximately 26% of the wireless subscriber base, an increase of approximately four percentage points from the third quarter of 2015 due to the EIP. Wireline subscribers increased 110% at the end of September 30, 2016 compared to September 30, 2015 due to a growing subscriber base following the April 2015 acquisition of Snap and commercial launch in May 2015.

At the end of December 31, 2015, 2degrees' wireless subscriber base increased 4% compared to the year ended December 31, 2014, reflecting continued expansion in postpaid wireless subscribers of 26%, partially offset by a decrease in prepaid wireless subscribers of 1%. As of December 31, 2015, postpaid wireless subscribers comprised 23% of total wireless subscribers compared to 19% in the prior year. Postpaid wireless subscriber growth was primarily driven by competitive offers, including the EIP, which increased acquisition and retention of the postpaid wireless subscriber base. The decrease in prepaid wireless subscribers was due to a decline in prepaid gross additions attributable to competitor activities. Approximately 28 thousand wireline subscribers were serviced at the end of December 31, 2015; Snap was acquired in April 2015 and launched commercially in May 2015, thereby driving incremental growth in total subscribers as compared to December 31, 2014.

2degrees' wireless subscriber base increased 6% for the year ended December 31, 2014 compared to the year ended December 31, 2013, reflecting the continued growth trend in Trilogy's postpaid subscriber base, which increased 29% annually.

Wireless ARPU

2degrees' wireless ARPU is generally driven by volume of EIP-related sales, mix of postpaid and prepaid subscribers, foreign currency fluctuations, amount of data consumed by the subscriber, and mix of service plans and bundles.

Wireless ARPU increased by 21% and 5% for the three and nine months ended September 30, 2016, compared to the same periods in 2015, due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Excluding the impact of the New Zealand dollar increase as compared to the U.S. dollar over the three months ended September 30, 2016, wireless ARPU attributable to voice usage increased 7%, with wireless ARPU related to web navigation, SMS, and value-added services increasing 11%, for a weighted increase in wireless ARPU of 10%. Excluding foreign currency fluctuations, wireless ARPU increased 8% over the nine months ended September 30, 2016.

Wireless ARPU decreased by 10% in 2015 compared to 2014 primarily because of the decline of the New Zealand dollar as compared to the U.S. dollar; excluding the negative impact of foreign currency, wireless ARPU would have increased 7% during this same period. This increase is primarily due to a significant increase in average postpaid subscribers compounded by organic postpaid revenue growth from a higher mix of high-price rate plans.

Wireless ARPU increased by 4% in 2014 compared to 2013 due to the higher proportion of postpaid subscribers within the base and stronger revenue associated with mobile data usage.

Business Outlook, Competitive Landscape and Industry Trend

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 136.0% .

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country's GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody's based on the country's high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the OCR is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the Rural Broadband initiative, which brings fiber connection to rural areas; and the 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a comparably high wireless penetration rate of 136% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption has nearly doubled within the past year; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. In 2016, smartphone device shipments have taken a 92% share of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 38% of the market, in each case based on management estimates as of September 30, 2016. Vodafone operates a 2G, 3G and 4G network. Spark New Zealand operates a 3G and 4G network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees competes with a handful of broadband providers in New Zealand Spark New Zealand with 43% of the broadband subscriber market, Vodafone with 27% of the market, CallPlus with 13% of the market, Trust Power with 4% of the market, and remaining players accounting for 10%, as of Q2 2016.

Bolivia (NuevaTel)

The Trilogy Founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 24% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of September 30, 2016. Postpaid plans are sold using a customer-friendly, simplified approach with five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer's tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones at prices affordable to Bolivian customers is a key factor enabling 4G adoption. With the increasing penetration of 4G / LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel's 4G / LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 64 thousand units installed nationally and WiMax, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid services. Public telephone and WiMAX products combined contributed less than 7% of Service Revenues in 2015, which declined to 6% in the nine months ending September 30, 2016.

Distribution

NuevaTel distributes its products through company-owned "Viva" stores, which allow customers to interact with devices and technology, NuevaTel also utilizes outsourced dealers and stores, which help implement the company's handset distribution strategy to increase LTE device proliferation and data adoption. As of September 30, 2016, NuevaTel's distribution network included approximately 17 stores, over 180 dealers and approximately 9,100 other dealer points of presence.

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 913 cell sites at the close of December 31, 2015 and approximately 1,056 cell sites at the end of September 30, 2016. Additionally, NuevaTel launched a significant amount of 4G sites in 2015, ending the year with approximately 396 4G sites while adding another approximately 176 to end the third quarter of 2016 at approximately 572 4G sites.

NuevaTel launched major network expansions in 2015 and 2016 to enable 4G and expand 3G services. The company is investing a total of $100 million over this period in network infrastructure to boost in-city coverage, both in terms of speed and capacity. Total cell site counts increased by 16% year-to-date in 2016, while LTE sites as a percentage of total increased from zero to 54% from the first quarter of 2015 to the third quarter of 2016.

NuevaTel maintains international roaming agreements with over 200 operators in over 90 countries worldwide as of September 30, 2016.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019-2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024-2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes

(1)	30MHz (15MHz x 2) expires in November 2019 and 20MHz (10MHz x 2) expires in April 2028.

Trilogy estimates that NuevaTel had a 68% population coverage as of September 30, 2016.

Governmental Regulation

The Trilogy Founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band for which the first license expires in November 2019, and the second license through 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with terms ranging through 2029. The Bolivian constitution specifies that carriers' vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See "NuevaTel Spectrum Holdings" above for additional information regarding NuevaTel's spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the ATT. It is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. Recently, it reduced both domestic and international interconnection rates and revised service quality standards. It is expected to implement number portability regulations in 2017.

Under Bolivia's telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the ATT. The law specifies, in compliance with the Bolivian constitution, that carriers' vested rights under their existing concessions will be preserved. The ATT migrated the concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016 and NuevaTel submitted comments to the ATT noting aspects of the draft that it believes require modifications. NuevaTel believes the ATT will pursue negotiations prior to the expiry date in 2019, but the timing of such discussions is to be determined.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel was obligated to launch 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. It expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

Bolivia - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
					3 mo. vs 3	9 mo. vs 9
(in millions, unless otherwise noted)	2016	2015	2016	2015	mo.	mo.
Service Revenues	$66.5	$68.7	$200.6	$210.0	(3%)	(4%)
Total revenues	$68.1	$69.6	$205.1	$213.0	(2%)	(4%)
Data as a % of wireless service revenues	40%	32%	39%	31%	n/m	n/m
Bolivia Adjusted EBITDA	$20.8	$22.1	$57.9	$70.8	(6%)	(18%)
Bolivia Adjusted EBITDA Margin %(1)	31%	32%	29%	34%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	6	8	17	19	(20%)	(12%)
Total postpaid subscribers	340	313	340	313	8%	8%

Prepaid Subscribers (in thousands)
Net additions (losses)	(19)	(12)	(164)	(107)	(55%)	(53%)
Total prepaid subscribers	1,810	2,002	1,810	2,002	(10%)	(10%)

Other wireless subscribers(2)	65	72	65	72	(10%)	(10%)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
					3 mo. vs 3	9 mo. vs 9
(in millions, unless otherwise noted)	2016	2015	2016	2015	mo.	mo.
Total wireless subscribers (in thousands)	2,215	2,387	2,215	2,387	(7%)	(7%)

Blended Wireless churn	5.69%	6.20%	6.16%	6.36%	n/m	n/m
Postpaid churn	1.40%	1.87%	1.65%	2.03%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$9.81	$9.34	$9.56	$9.34	5%	2%
Monthly postpaid wireless ARPU (not rounded)	$22.44	$22.29	$22.36	$21.77	1%	3%
Capital expenditures(3)	$9.6	$14.0	$39.8	$31.2	(32%)	28%
Capital intensity	14%	20%	20%	15%	n/m	n/m

	For the Year Ended December 31,			% Variance
(in millions, unlessotherwise noted)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Service Revenues	$281.2	$292.7	$304.8	(4%)	(4%)
Total revenues	$285.4	$296.2	$308.8	(4%)	(4%)
Data as a % of wireless service revenues	31%	25%	20%	n/m	n/m
Bolivia Adjusted EBITDA	$91.7	$105.7	$112.0	(13%)	(6%
Bolivia Adjusted EBITDA Margin % (1)	33%	36%	37%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	29	29	63	(2%)	(53%)
Total postpaid subscribers	323	294	265	10%	11%

Prepaid Subscribers (in thousands)
Net additions (losses)	(135)	(66)	140	(105%)	(147%)
Total prepaid subscribers	1,974	2,110	2,176	(6%)	(3%)

Other wireless subscribers(2)	71	72	75	(3%)	(3%)
Total wireless subscribers (in thousands)	2,368	2,477	2,516	(4%)	(2%)

Blended Wireless churn	6.34%	6.12%	5.66%	n/m	n/m
Postpaid churn	1.93%	2.15%	1.76%	n/m	n/m

Monthly wireless ARPU (not rounded)	$9.43	$9.56	$10.38	(1%)	(8%)
Monthly postpaid wireless ARPU (not rounded)	$21.97	$21.46	$24.56	2%	(13%)
Capital expenditures(3)	$46.7	$43.2	$26.9	8%	60%
Capital intensity	17%	15%	9%	n/m	n/m

n/m - not meaningful
Notes

(1)	Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service Revenues.
(2)	Includes public telephony and other wireless subscribers.
(3)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Bolivia Operating Results

Three and Nine Months Ended September 30, 2016 Compared to Same Periods in 2015

Service revenues decreased by $2.2 million and $9.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network. This decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are using data.

In the three months ended September 30, 2016, data revenues as a percentage of wireless service revenues increased from 32% to 40% as compared to the same period in 2015. For the nine months ended September 30, 2016, data revenues as a percentage of wireless service revenues increased from 31% to 39%. Trilogy expects data revenues to continue to grow due to an increasing percentage of subscribers using smartphones and increasing data adoption rates; these increases offset the voice revenue declines, which are prevalent industry trends as consumers globally have reduced their reliance on voice services as the primary forum for daily communication.

Total revenues decreased by $1.5 million and $7.8 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the decrease in prepaid revenues associated with the reduced prepaid wireless subscriber base.

For the three months and nine months ended September 30, 2016 compared to the same periods in 2015, operating expenses increased $0.2 million, and $9.3 million, respectively, due to declines in network expenses from lower voice traffic, offset by higher customer-retention efforts which include higher customer care costs and increased equipment subsidies as disclosed below

•

Cost of service decreased $2.2 million and $5.2 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of Trilogy's network. This decrease was partially offset by an increase in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service;

•

Equipment Subsidy increased $0.7 million and $5.7 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly due to the increased handset subsidy offerings and promotions associated with 4G initiatives to drive increase in data usage; and

•

General and administrative increased $0.3 million and $2.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly due to higher outsourcing costs for customer care.

Bolivia Adjusted EBITDA decreased by $1.3 million and $12.9 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The change in Adjusted EBITDA was a result of decrease in Service Revenues offset by changes in the principal operating expenses described above.

Capital expenditures decreased $4.4 million and increased $8.6 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The decrease on a year over year basis for the quarter is primarily due to the timing of the 4G coverage and network expansion projects, which were primarily completed in the first two quarters of 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Service revenues declined by $11.5 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to lower prepaid revenue attributable to decline in prepaid subscribers and lower volume of voice usage per subscriber, partially offset by an increase in postpaid revenues driven by increased data revenue as subscribers are using more data as 4G becomes more available.

In the year ended December 31, 2015, data revenues as a percentage of wireless service revenues increased from 25% to 31% as compared to the same period in 2014. Data revenues, as a percentage of wireless revenues, are higher as a result of an increased volume of smartphone and data consumers in Trilogy's base, at the same time as voice usage declines.

Total revenues decreased by $10.8 million for the year end December 31, 2015 compared to the year ended December 31, 2014, primarily due to the decrease in Service Revenues discussed above.

For the period ended December 31, 2015 compared to the same period in the prior year, operating expenses increased $8.1 million largely due to a decline in network expenses offset by higher sales and marketing, equipment subsidies and general and administrative expenses, as follows

•

Cost of service declined $11.2 million in 2015 mainly attributable to decreases in voice and SMS termination costs due to lower voice and SMS traffic on the network, and declines in MTRs. These decreases were partially offset by increases in site related costs such as utilities and maintenance expenses related to additional cell sites placed in service;

•	Equipment Subsidy increased $2.5 million in 2015 mainly due to increased handset subsidy offerings and promotions associated with the launch of 4G in 2015;

•	Sales and marketing increased $5.3 million in 2015 primarily due to higher subscriber retention costs, commissions, and advertising costs for the launch of 4G service; and

•	General and administrative increased $6 million in 2015 primarily due to an increase in consulting expense, a salary increase imposed by the Bolivian government, and higher office related expenses.

Bolivia Adjusted EBITDA declined $14.0 million for the year ended December 31, 2015 compared to December 31, 2014. The change in Adjusted EBITDA was a result of decrease in Service Revenues combined with net increases in operating expenses described above.

Capital expenditures decreased by $3.5 million in 2015 compared to 2014 mainly due to investments in the network infrastructure to enable 4G services and to expand the 3G network to boost both speed and network capacity.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Service revenues declined by $12.1 million for the year ended December 31, 2014 compared to 2013 primarily due to a decrease in prepaid subscribers leading to a decrease of prepaid revenues. Data revenues were 25% of wireless service revenue, an increase from 20% in 2013. The increase in data revenues was offset by lower overall voice revenues.

Total revenues decreased $12.6 million for the year ended December 31, 2014 compared to the same period in 2013, primarily due to a decrease in prepaid subscribers leading to a decrease in prepaid revenues.

For the period ended December 31, 2014 compared to the same period in the prior year, operating expenses declined $5.3 million due to lower network and sales costs, as follows

•

Cost of service declined $3.1 million in 2014 mainly attributable to a decrease in variable interconnection costs due to lower voice traffic on the network. This decrease was partially offset by increases in international interconnection costs associated with a higher volume of international traffic terminating on other carriers' networks, network transmission costs, and maintenance expenses; and

•	Sales and marketing declined $3.9 million in 2014 primarily due to decreased commissions and advertising expenses, both a function of lower Service Revenues.

Bolivia Adjusted EBITDA declined $6.3 million in 2014 compared to 2013. The change in Adjusted EBITDA was a result of decrease in Service Revenues offset by changes in the principal operating expenses described above.

Capital expenditures increased by $16.3 million in 2014 compared to 2013 mainly due to the 3G coverage and network expansion projects.

Subscriber Count

Bolivia's wireless subscriber base has been predominantly prepaid, although the postpaid portion of the base has grown. In addition to prepaid and postpaid, Bolivia's wireless subscriber base includes public telephony subscribers, as well as WiMAX subscribers; these two subscriber bases are on the decline, and comprise less than 3% of the overall subscriber base as of September 30, 2016.

Bolivia's wireless subscriber base decreased 7% for the nine months ended September 30, 2016 when compared to the third quarter of 2015, primarily due to a reduction in prepaid subscribers of 10%, which was partially offset by an increase in postpaid subscribers of 8%. Postpaid subscribers now comprise 15% of the wireless subscriber base, an increase of two percentage points from September 30, 2015.

Bolivia's subscriber base decreased by 4% for the year ended December 31, 2015 when compared to the year ended December 31, 2014, primarily due to a reduction in prepaid subscribers of 6%, partially offset by an increase in postpaid subscribers of 10%.

Bolivia's subscriber base decreased by 2% for the year ended December 31, 2014 when compared to the year ended December 31, 2013, primarily due to a reduction in prepaid subscribers of 3%, partially offset by an increase in postpaid subscribers of 11%.

Bolivia's decline in prepaid subscribers is largely due to their increased focus on acquiring and retaining postpaid subscribers, who are heavy consumers of mobile data services offered by their 3G and 4G networks.

Wireless ARPU

Bolivia's wireless ARPU are generally driven by the mix and volume of postpaid and prepaid subscribers, and their respective service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Additionally, MTR rates have lowered voice-related Service Revenues, although this is less a factor in 2016 than when first implemented in 2013. Furthermore, usage per subscribers consume with respect to voice services, SMS, value-added services and web navigation also have an impact to Bolivia's wireless ARPU.

For the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, monthly wireless ARPU grew by 5% and 2% primarily due to a larger postpaid subscriber base, which increased 8% for the same periods.

On a year over year basis, wireless ARPU in 2015 and 2014 declined 1% and 8%, respectively, due to lower voice usage per subscriber, partially offset by an increase in mobile data usage per subscriber; the latter was attributable to increasing smartphone penetration among the prepaid and postpaid subscriber base.

Business Outlook, Competitive Landscape and Industry Trend

Bolivia, located centrally in South America, is a land-locked country with a population of 11 million. There are eight main towns, of which the following are highest in population Santa Cruz, El Alto, La Paz and Cochabamba. Bolivia boasts a wealth of natural resources for export, largely in the hydrocarbons and minerals sectors. Bolivia's land and climate is a mixture of mountainous regions with a cool, dry climate, and tropical at around 3,500 meters. This landscape has made it difficult to establish land-based telecommunications infrastructure, and thus has resulted in a higher concentration of mobile subscribers due to higher costs of the alternative. Bolivia has approximately 9.4 million wireless subscribers.

Bolivian Economy Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. Multiple languages are spoken in Bolivia and its 2009 constitution designates Spanish and all indigenous languages as official. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. Dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. Dollar, Trilogy does not expect the impact, if any, to be material in the short or medium term. In June 2016, S&P and Moody's issued ratings of BB and Ba3 for Bolivia's sovereign bonds and reflect the country's strong external balance sheet, low debt burden, and favorable debt profile. See "Trilogy Credit Ratings" for additional information.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia's total exports. Bolivia also has one of the world's largest reserves of lithium, which is essential in the production of batteries, with lithium supply security becoming a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 22% of the world's total.

In spite of recent lower commodity prices, Bolivia has one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $33.2 billion in 2015.

Telecom Overview

Bolivia has a population of approximately 11.0 million and an estimated wireless penetration rate of 86%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting numerous trends, notably (i) increased demand for smartphones, (ii) the increased prevalence of 3G and LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple SIMs from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia Entel, with approximately 44% of the market, and Tigo, with approximately 32% of the market, in each case as of September 30, 2016, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700 / 2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout all of Bolivia and a significant proportion of its subscriber base is in areas where NeuvaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2015 and uses the 700 and 1700 / 2100 MHz bands. Additionally, Tigo provides a complementary cable service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel's long distance service also competes with Entel, Tigo and other alternative providers.

Selected Financial Information

The following tables set forth Trilogy's summary consolidated financial and operating data for the periods ended and as of the dates indicated below. Amounts in the table below are presented in U.S. dollars.

The summary consolidated financial data is derived from the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus, for each of the periods indicated on the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Trilogy Audited Annual Financial Statements and related notes included elsewhere in this prospectus are a result of rounding. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

Selected annual financial information

The following table shows selected consolidated financial data of Trilogy for the year ended December 31, 2015, 2014 and 2013, prepared in accordance with U.S. GAAP. Trilogy discusses the factors that caused Trilogy's results to vary over the past three years throughout this MD&A.

	For the Year Ended December 31,
(in millions, except per unit amounts)	2015	2014	2013
Service Revenues	$536.4	$539.5	$520.3
Equipment sales	142.8	77.3	38.3
Total revenues	679.3	616.8	558.7
Operating expenses	(638.5)	(565.3)	(506.5)
Operating Income	40.7	51.5	52.1
Interest expense	(62.3)	(61.8)	(48.0)
Other, net	(4.3)	(2.6)	(1.3)
(Loss) income from continuing operations before income taxes	(25.9)	(12.9)	2.9
Income tax expense	(15.2)	(22.0)	(26.6)
Loss from continuing operations	(41.1)	(34.9)	(23.7)
Loss on discontinued operations, net of taxes	(9.7)	(12.5)	(17.3)
Net loss	(50.8)	(47.3)	(41.0)
Net (income) loss attributable to non-controlling interests	(1.3)	0.3	(5.0)
Net loss attributable to Trilogy International Partners	$(52.1)	$(47.1)	$(46.0)
From continuing operations
Basic and diluted loss per unit	$(124)	$(101)	$(84)
From discontinued operations
Basic and diluted loss per unit	$(28)	$(36)	$(51)

Selected balance sheet information

The following table shows selected consolidated financial information concerning Trilogy's financial position as of September 30, 2016, and as of December 31, 2015 and 2014, prepared in accordance with U.S. GAAP. The table below provides information concerning the cause of the changes in financial position by financial statement line item for the periods compared.

	As of
	September 30,	As of December 31,			Change includes:
(in millions, except as noted)	2016	2015	2014	2013
Cash and cash equivalents	$45.9	$63.9	$98.8	$68.6	See "liquidity and Capital Resource Measures" within this MD&A.
% Change	(28%)	(35%)	44%
					Decrease in 2014 due to decline in accounts receivable; increase in 2015 due to EIP receivables, the acquisition of Snap, and an increase in inventory; decrease in 2016 due to a reduction in inventory.
Other current assets	120.1	131.4	87.2	121.9
% Change	(9%)	51%	(28%)

Property, equipment and intangibles	524.1	500.8	491.2	464.5	Increase in 2014 due to spectrum purchases; increase in 2015 due to the acquisition of Snap, which included $ 18.6 million of intangible assets for subscribers' relationships and internally developed software; increase in 2016 due to the continuing network expansion and 4G overlay projects in Trilogy's markets offset by normal depreciation and amortization expense.
% Change	5%	2%	6%

Other non-current assets	47.2	45.8	25.2	24.0	Increases attributable to EIP receivables introduced in 2014 and goodwill as a result of Snap acquisition in 2015.
% Change	3%	82%	5%

	As of
	September 30,	As of December 31,			Change includes:
(in millions, except as noted)	2016	2015	2014	2013

Assets held for sale from discontinued operations	-	26.7	28.8	39.6	Variances are related to disposition of Trilogy Dominicana. See "Discontinued to Operations" of within this MD&A.

% Change	(100%)	(7%)	(27%)

Total assets	$ 737.2	$ 768.5	$ 731.1	$ 718.6
Current portion of long-term debt	$ 10.1	$ 465.8	$ 8.6	$ 11.3

Increase in 2015 due to the Trilogy's notes issued for $450 million coming due. Trilogy renegotiated the terms in 2016. See Note 9 - Debt of the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements.

% Change	(98%)	5316%	(24%)

Other current liabilities	225.3	262.0	192.8	206.3	See "liquidity and Capital Resource Measures" section within this MD&A.
% Change	(14%)	36%	(7%)

Long-term debt	597.5	130.4	571.8	486.7	Increase in 2016 due to renegotiation of the Trilogy 2016 Notes. See Note 9 - Debt of the Trilogy Audited Annual Financial Statements and Note 7 - Debt of the Trilogy Interim Financial Statements. See "liquidity and Capital Resource Measures" section within this MD&A.

% Change	358%	(77%)	17%

Other non-current liabilities	49.5	46.5	47.2	48.9	Not meaningful.
% Change	6%	(1%)	(3%)

Liabilities held for sale from discontinued operations	-	20.9	24.7	27.0	Variances are related to disposition of Trilogy Dominicana. See "Discontinued Operations" section within this MD&A.
% Change	(100%)	(15%)	(9%)

Total mezzanine equity and members' deficit	(145.2)	(157.1)	(113.9)	(61.6)	Changes due to earnings and losses and changes in accumulated other comprehensive income driven by changes in foreign currency.

Total liabilities mezzanine equity and members' deficit	$ 737.2	$ 768.5	$ 731.1	$ 718.6

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	2016			2015				2014
(in millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Service Revenues	$150.3	$143.0	$137.3	$137.7	$131.2	$135.7	$131.8	$142.4
Equipment sales	41.2	40.2	38.6	44.9	30.4	40.4	27.1	32.9
Total revenues	191.5	183.2	175.8	182.6	161.7	176.1	158.9	175.3
Operating expenses	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)	(166.2)	(145.6)	(157.6)
Operating income	11.7	8.0 )	4.8	7.8	9.8	10.0	13.2	17.7
Interest expense	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)	(15.8)	(15.5)	(15.9)
Debt modification costs	-	(3.8)	-	-	-	-	-	-
Other, net	(2.0)	0.9	(1.8)	(0.9)	(1.1)	(1.9)	(0.4)	(2.4)
Loss from continuing operations before income taxes	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)	(7.7)	(2.7)	(0.5)
Income tax expense	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)	(4.3)	(5.4)	(5.4)
Loss from continuing operations	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)	(12.0)	(8.1)	(5.9)

	2016			2015				2014
(in millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gain (Loss) on discontinued operations, net of taxes	(0.0)	(0.0)	50.3	(3.3)	(2.6)	(2.4)	(1.4)	(4.4)
Net loss	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)	(9.5)	(10.3)
Net (income) loss attributable to noncontrolling interests	(1.3)	(1.3)	0.4	(0.0	(0.5)	0.5	(1.3)	(1.6)
Net (loss) income attributable to Trilogy	$(13.1)	$(15.6)	$36.3	$(14.6)	$(12.8)	$(13.9)	$(10.9)	$(11.9)
From continuing operations
Basic and diluted loss per unit	$(38.12)	$(45.54)	$(41.08)	$(32.78)	$(29.85)	$(33.55)	$(27.60)	$(23.83)
From discontinued operations
Basic and diluted (loss) earnings per unit	$(0.04)	$(0.02)	$146.86	$(9.69)	$(7.53)	$(7.07)	$(4.13)	$(12.94)

Quarterly Trends and Seasonality

Trilogy's operating results generally vary from quarter to quarter because of changes in general economic and seasonal fluctuations, among other things, in each of Trilogy's operations and business segments. This means that one quarter's results are not entirely a reflection of future performance. Furthermore, different products and subscribers also have unique seasonal and behavioral aspects, which should be acknowledged.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia's Service Revenues and overall operating performance are affected by

•	Lower prepaid subscribers due to shift in focus to postpaid sales;

•	Higher usage of wireless data;

•	Higher handset sales as more consumers shift to smartphones;

•	Stable postpaid churn, which Trilogy believes is beginning to reflect the realization of Trilogy's heightened focus towards high-valued subscribers and Trilogy's enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

•	Lower roaming revenue as network-coverage enhancements are made, as well as, increased uptake of value- added roaming-plans;

•	Varying handset subsidies as more consumers shift toward smartphones with latest technologies;

•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated to a decline in voice usage; and

•	Higher costs associated to retention of high-value subscribers.

Trends unique to New Zealand's Service Revenues and operating performance

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;

•	General pricing increases over the past year due in part to regulatory pricing changes in New Zealand;

•	Competitive losses of subscribers to other carriers;

•	Internet subscribers downgrading their service plans or bundling products and services at a discount;

•	Availability of fiber services in a particular area or general network coverage;

•	Lower additional usage of Internet products and services as service plans are increasingly bundling more features, such as unlimited bandwidth;

•	Higher internet operating expenses, in line with the increased Internet subscription fees;

•	Higher pricing costs from copper suppliers;

•	Lower general operating expenses and synergies from the wireless business;

•	Subscribers enrolling and suspending service to change offers;

•	Individuals temporarily suspending service for extended vacations or seasonal relocations;

•	Individuals swapping technologies as fiber becomes available in their connection area;

•	The concentrated marketing generally conducted toward the year-end; and

•	Off-loading, which has resulted in an increase of bandwidth consumption by Trilogy's mobile subscribers.

Liquidity and Capital Resource Measures

As of September 30, 2016, Trilogy had approximately $45.9 million in cash and cash equivalents. For the nine months ended September 30, 2016, the net income attributable to Trilogy was $7.6 million and cash flow provided by operating activities was $43.1 million. Trilogy had negative working capital of $69.4 million as of September 30, 2016. The current and historical operating cash flows, current cash and working capital balances, and projected obligations of Trilogy were considered in connection with management's evaluation of Trilogy's ability to continue as a going concern.

On November 1, 2016, Trilogy and Alignvest announced that they had entered into the Arrangement Agreement to effect a business combination transaction. The transaction is subject to Alignvest's shareholder and regulatory approval and thus there is no certainty that the transaction will be completed. Upon completion of this proposed transaction, Trilogy anticipates having additional cash resources that will enable Trilogy to refinance or reduce its outstanding Trilogy Notes, to provide funding for investment in network assets and to provide liquidity sufficient to meet ongoing obligations.

Trilogy's New Zealand and Bolivia subsidiaries continued to invest heavily in their wireless networks during the most recent quarter and Trilogy expects these high levels of network investment to continue. This network investment impacts the ability of Trilogy's subsidiaries to distribute dividends which are used to satisfy Trilogy's obligations, including the semi-annual interest payments on Trilogy's outstanding Existing Notes. In the absence of the Alignvest transaction, Trilogy's intention to continue significant network investment, along with funding the interest payable under the Existing Notes and other projected commitments relative to its available assets, raises substantial doubt about Trilogy's ability to continue as a going concern and to meet its obligations within one year from the date on which the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements, included elsewhere in this prospectus, were issued. The financial statements do not include any adjustments that might be necessary if Trilogy is unable to continue as a going concern.

With respect to meeting long-term liquidity requirements, management of Trilogy continues to evaluate its operations and strategy as part of its ongoing management of the business, including the amount and timing of additional liquidity resources, if any, to satisfy its long-term needs. Trilogy may pursue a number of alternatives for securing incremental capital or otherwise optimizing its capital structure in the future, including but not limited to, an equity financing and/or accessing the debt capital markets to add incremental indebtedness as permitted. Additionally, Trilogy may pursue alternatives to generate additional liquidity resources including strategic disposal of certain long-lived or other assets or curtailment of capital expenditures. If Trilogy is unable to raise sufficient additional capital to meet its long-term capital needs, this could result in material changes to its operations and strategy for its two operating markets, including but not limited to, material changes in the extent and timing of Trilogy's network deployment and capital investments, the number of employees of Trilogy, the pace of customer growth and the introduction of new features or services, opportunistic divestitures, changes to Trilogy's capital structure, or any combination of the foregoing, all of which would limit Trilogy's ability to grow its businesses and compete in the markets in which it operates.

Selected cash flows information

The following tables summarize the Consolidated Statement of Cash Flows for the periods indicated

	Nine Months Ended September 30,
(in millions)	2016	2015	% Variance
Net Cash provided by (used in)
Operating activities	$43.1	$(3.1)	(1490%)
Investing activities	(46.9)	(59.6)	(21%)
Financing activities	(16.1)	26.2	(161%)
Net (decrease) increase in cash and cash equivalents	$(19.9)	$(36.5)	(46%)

(in millions)	For the Year Ended December 31,			% Variance
Net Cash provided by (used in)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Operating activities	$28.4	$65.9	$72.1	(57%)	(9%)
Investing activities	(91.0)	(104.9)	(101.6)	(13%)	3%
Financing activities	27.9	69.2	(14.3)	(60%)	593%
Net (decrease) increase in cash and cash equivalents	$(34.7)	$30.2	$(43.8)	(215%)	(169%)

Cash flow provided (used) by operating activities

Cash flow provided by operating activities increased by $46.3 million for the nine months ended September 30, 2016 compared to the same period in 2015. This change is mainly due to favorable changes in certain working capital accounts, including an increase in cash from EIP receivables reflecting the impact of a $19.2 million increase in cash proceeds from the sales of EIP receivables. Roaming payments of $4.4 million made by Trilogy Dominicana in 2015, which did not occur in 2016, also contributed to the increase in consolidated cash flow provided by operating activities in the year over year comparison.

During the year ended December 31, 2015, cash flow provided by operating activities declined by $37.5 million compared to the comparable year earlier period. This decline was driven by an increase in Net loss, and unfavorable changes in certain working capital accounts, including a decrease in cash from Accounts receivable and EIP receivables of $43.0 million, which is partially due to the longer-term EIP subscriber financing arrangements introduced in 2015, which resulted in an increase in EIP receivables during 2015.

During the year ended December 31, 2014, cash flow provided by operating activities declined by $6.2 million compared to the comparable year earlier period. This decline was driven by an increase in Net loss, and offsetting changes in certain working capital accounts including an increase in cash from Accounts receivable and a decrease in cash from Accounts payable.

Cash flow used in investing activities

Cash flow used in investing activities declined by $12.7 million for the nine months ended September 30, 2016 compared to the same period in 2015, primarily due to the higher amount of proceeds received from the sale of Trilogy Dominicana in 2016 than 2015, combined with the acquisition of Snap in New Zealand in 2015. These increases in cash provided by investing activities were partially offset by an increase in purchases of property and equipment in Bolivia and in New Zealand for Trilogy's continuing network expansion and LTE buildout.

During the year ended December 31, 2015, cash flow used in financing activities declined by $14.0 million compared to the comparable year earlier period. This reduction in cash used in investing activities is mainly due to 2015 proceeds received from the sale of Trilogy Dominicana, and reduced 2015 spending on spectrum licenses. These decreases in cash used in investing activity is offset by increased purchases of property and equipment in Bolivia and in New Zealand for Trilogy's continuing network expansion and LTE buildout, and the acquisition of Snap in New Zealand in 2015.

During the year ended December 31, 2014, cash flow used in investing activities increased by $3.3 million compared to the comparable year earlier period. This increase in cash used in investing activities is mainly due to increased spending on property and equipment in Bolivia and in New Zealand for Trilogy's continuing network expansion and LTE buildout, offset by a reduction in restricted cash balances.

Cash flow provided by (used in) financing activities

Cash flow used in financing activities increased by $42.3 million for the nine months ended September 30, 2016 compared to the same period in 2015. This change is primarily due a decrease in additional debt borrowings under the New Zealand Senior Facilities Agreement combined with the refinance of the Existing Notes and the costs incurred related to the transaction. In addition, Trilogy made a cash payment to purchase all the equity interests of a 2degrees noncontrolling minority interest. These declines in cash provided by financing activities were partially offset by an increase in borrowings in Bolivia with the refinancing of the Bolivia Syndicated Loan.

During the year ended December 31, 2015, cash flow provided by financing activities declined by $41.3 million compared to the year earlier period. This decline is primarily due to a decrease in net debt proceeds, including $80 million issuance of Trilogy notes in 2014, and 2015 repayment of Huawei Loan.

During the year ended December 31, 2014, cash flow provided by financing activities increased by $83.5 million compared to the comparable year earlier period. This increase is primarily due to an increase in net debt proceeds and reduced debt repayments.

Equity holder financial commitment

During the second quarter of fiscal 2016, Trilogy received a financial commitment from certain of the equity investors in Trilogy to provide Trilogy with up to $25 million of funding if and as needed to make scheduled payments of interest on the Existing Notes that will occur over the next twelve months. The financial commitment expires upon the earlier of May 31, 2017 or the occurrence of certain liquidity events.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the "EIP Sale Agreement") with a third party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

Trilogy determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

Trilogy has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes Trilogy's future obligations under these contracts due by period as of December 31, 2015 and based on the exchange rate as of that date

			January 1,	January 1,	From and
		Through	2017 to	2019 to	after
		December31,	December31,	December31,	January 1,
(in millions)	Total	2016	2018	2020	2021
Long-term debt, including current portion(1)	$601.4	$465.8	$135.2	$0.1	$0.4
Interest on long-term debt and obligations(2)	73.8	58.0	15.4	0.4	-
Operating leases	142.4	16.3	29.6	27.3	69.2
Purchase obligations(3)	100.8	49.5	22.3	8.9	20.1
Long-term obligations(4)	26.6	4.7	14.3	7.6	-
Total	$945.0	$594.2	$216.7	$44.3	$89.7

Notes

(1)	Excludes the impact $0.7 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
(2)

Amounts include contractual interest payments using the interest rates in effect as of December 31, 2015 excluding interest rate swaps. See Note 9 - Debt in the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus, for additional information.

(3)	Purchase obligations are the contractual obligations under service, product, and handset contracts.
(4)

Includes the fair value of derivative financial instruments as of December 31, 2015. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

The following table summarizes Trilogy's future obligations under these contracts due by period as of September 30, 2016 (except for subsequent event as disclosed in note (3) of the table below), due by period and based on the exchange rate at that date.

			January 1,	January 1,
		Prior to	2017 to	2019 to	From and
		December 31,	December31,	December 31,	after January
(in millions)	Total	2016	2018	2020	1, 2021
Long-term debt, including current portion(1)	$614.1	$0.5	$150.3	$459.5	$3.8
Interest on long-term debt(2)	205.3	33.5	139.7	32.0	0.1
Operating leases	145.8	4.4	33.1	30.0	78.3
Purchase obligations(3)	332.3	68.0	185.4	58.2	20.7
Long-term obligations(4)(5)	29.0	0.3	19.1	9.5	0.1
Total	$1,326.6	$106.8	$527.6	$589.3	$103.0

Notes

(1)	Excludes the impact of a $4.3 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2)

Amounts include contractual interest payments using the interest rates in effect as of September 30, 2016, excluding interest rate swaps. See Note 7 - Debt in the Trilogy Interim Financial Statements, attached as Appendix F to this prospectus, for additional information.

(3)

Purchase obligations are the contractual obligations under service, product, and handset contracts. Includes the new purchase agreement with a handset manufacturer in New Zealand signed in October 2016. See Note 13 - Commitment and Contingencies in the Trilogy Interim Financial Statements, attached as Appendix F to this prospectus, for additional information.

(4)

Includes the fair value of derivative financial instruments as of September 30, 2016. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

(5)

In December, 2016 Trilogy's Bolivian subsidiary, NuevaTel, entered into an agreement with a Bolivian telecommunications provider to receive access to transmission capacity to accommodate increasing customer demand for data services. The agreement has a term of 15 years with payments due by NuevaTel of approximately $5 million in January 2017 and a final payment of approximately $5 million in January 2018. These amounts are excluded from the table above.

Effect of inflation

Trilogy management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

Trilogy does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of December 31, 2015 and September 30, 2016.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment company controlled by John W. Stanton and Theresa E. Gillespie ("Stanton/Gillespie"), owns 3,600 Class A Units in Trilogy. In addition, Trilogy shares its group benefits plans, such as medical, dental and long-term disability, with the employees of Trilogy Equity Partners LLC and PN Cellular, each a controlled affiliate of Stanton/Gillespie.

Trilogy has made a non-interest bearing loan to Island (the "Island Loan"), an entity with which one of Trilogy's Managers, Bruce Ratner, is affiliated, in an aggregate principal amount of approximately $6.2 million, the proceeds of which were used to cover additional taxes owed by Island as a result of Trilogy's 2006 election to treat its former subsidiary ComCEL as a U.S. partnership for tax purposes. The Island Loan is secured by Island's Units but is otherwise non-recourse to Island. The Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the Members of Trilogy, with the amounts of any such distributions to Island being allocated first to the payment of the outstanding amounts of the Island Loan, or (ii) Island transfers its Units to any person or entity (other than an affiliate that assumes the Island Loan). The outstanding receivable balance is offset against the Members' investment balance on Trilogy's Consolidated Balance Sheet.

Trilogy's limited liability operating agreement provides that Trilogy shall not, and shall cause its subsidiaries not to, enter into any transaction or series of related transactions with any Member or any affiliate of any Member (other than (a) transactions between Trilogy and its subsidiaries and between subsidiaries, (b) an annual management contract with an affiliate of Trilogy in an amount not in excess of $200,000 in any twelve month period, and (c) compensation permitted by the Fifth Amended and Restated LLC Agreement) that is not on terms at least as favorable to Trilogy as would be obtained in an arm's length transaction with a third party, unless such transaction is approved by the prior written consent of each of the following Members New Island LLC, Providence Equity Partners V L.P. and Providence Partners V-A L.P., Coastline International Limited, First Alaskan Capital Partners-Trilogy LLC and Stanton/Gillespie, in each case for so long as such person has the right to appoint at least one Manager to the Management Committee of Trilogy. However, any affiliate may participate in any offering of securities by Trilogy on the same terms as third parties.

Trilogy and its officers have used and may continue to use, jet airplanes for Trilogy purposes owned by certain of the Trilogy Founders. Trilogy reimburses the Trilogy Founders at fair market value and on terms no less favorable to Trilogy than Trilogy believes it could obtain in comparable transactions with a third party for the use of these planes. For the years ended December 31, 2015 and 2014, Trilogy reimbursed the Trilogy Founders approximately $40,000 and $46,000, respectively, for the use of their planes.

2degrees has three separate loans from Trilogy, which are eliminated upon consolidation, totaling approximately $39 million as of December 31, 2015. Loans in the aggregate amount of $13 million are convertible into 2degrees shares at a per share price of $1.27 and loans in the aggregate amount of $26 million are convertible at fair market value at the time of conversion. In November 2016, 2degrees repaid to Trilogy $7.4 million related to a portion of a loan which was convertible at fair market value. On January 1, 2017, Trilogy expects to convert the Convertible Loan, which is subject to certain pre-emptive rights (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). If all conversion rights under such indebtedness were exercised at September 30, 2016 and adjusted for (i) the November 2016 repayment; and (ii) the conversion of the Convertible Loan, the impact would be an increase in Trilogy's approximately 72.3% ownership interest in 2degrees by approximately 1.2%, subject to certain pre-emptive rights.

For additional information on related party transactions, see Note 20 - Related Party Transactions to the Trilogy Audited Annual Financial Statements.

Proposed Transactions

Trilogy is looking to acquire or invest in businesses that expand or complement its current business. Such acquisitions or investments may involve significant commitments of financial or other resources of Trilogy. There can be no assurance that any such acquisitions or investments will generate additional earnings or other returns or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on Trilogy's administrative and operational resources and its ability to manage growth. Trilogy is not currently engaged in any proposed transaction at this time, other than the Arrangement proposed herein.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

The preparation of Trilogy's consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Trilogy bases its judgments on its historical experience and on various other assumptions that Trilogy believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Trilogy considers the accounting policies and estimates addressed below the most important to its financial position and results of operations, either because of the significance of the financial statement item or because they require the exercise of significant judgment and/or use of significant estimates. Refer to Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus for a discussion of Trilogy's accounting policies with respect to these and other items.

Property and Equipment Useful Lives

The operation of wireless communications networks is a capital-intensive business. Trilogy's networks are highly complex and, due to constant innovation and enhancements, certain components of those networks may lose their utility sooner than anticipated. Trilogy records property and equipment at cost and depreciate property and equipment on a straight-line basis over the estimated economic life of these assets. Trilogy periodically reassess the economic life of these components and adjusts their useful lives after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When Trilogy's assessment indicates that the economic life of a network component is different than originally anticipated, the depreciation lives may be adjusted, if materially different.

Wireless Spectrum License Amortization

Trilogy's wireless spectrum licenses are subject to renewal after the initial term, provided that it has complied with applicable rules and policies in each of its markets. Trilogy intends to comply, and believes it has complied, with these rules and policies in all material respects. However, because governmental authorities have discretion as to the renewal of licenses, Trilogy's licenses may not be renewed or Trilogy may be required to pay significant renewal fees, either of which could have a significant impact on the estimated useful lives of its licenses, which could significantly impact future results of operations. In addition, the wireless communications industry is experiencing significant technological change, and the commercial life of any particular technology is difficult to predict. As such, Trilogy has concluded that its licenses have a definite useful life and are being amortized using the straight-line method. Amortization begins with the commencement of service to Trilogy's subscribers. The license costs are amortized over 7 to 20 years, which corresponds with the expiration dates of the licenses as issued by the regulators.

Impairment of Long-Lived Assets

Trilogy reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such tangible and intangible assets may not be recoverable. Factors Trilogy considers which could trigger an impairment review include, among other items, significant underperformance relative to anticipated minimum future operating results and a significant change in the manner of use of the asset or the strategy for Trilogy's overall business. If indicators are present, Trilogy tests for recoverability by comparing the carrying amount of the long-lived assets to the net undiscounted cash flows expected to be generated from the assets. If the total expected future undiscounted cash flows are less than the carrying amount of the assets, Trilogy recognizes a loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets.

Goodwill and Impairment Testing

Goodwill is the excess of the acquisition cost of a business over the fair value of the identifiable net assets acquired. Goodwill is treated as an indefinite lived intangible asset and, therefore not amortized, but rather tested for impairment annually, unless there are events or changes in circumstances during an interim period that indicate this asset may not be recoverable. Impairment testing for goodwill is performed annually or more frequently if impairment indicators are present. Trilogy has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, Trilogy may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value (i.e., the fair value of the reporting unit less the fair value of the unit's assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment would be recognized.

Trilogy tests goodwill for impairment annually as of December 31 or more often if triggering events occur that may require Trilogy to perform such a test. To date, no impairment of goodwill has been required.

Income Taxes

Trilogy accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Trilogy determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Trilogy recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, Trilogy considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Trilogy determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, Trilogy would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Because Trilogy operates in multiple overseas jurisdictions, it considers the need for a valuation allowance on a country-by-country basis. Based on the available objective evidence for Trilogy's subsidiaries in New Zealand and the Dominican Republic, including current and historical losses, management believes it is more likely than not jurisdictional net deferred tax assets for these subsidiaries as of December 31, 2015 will not be fully realizable. Accordingly, Trilogy provides for a full valuation allowance against substantially all of the New Zealand and Dominican Republic jurisdictional net deferred tax assets at December 31, 2015. Trilogy anticipates realization of its Bolivian deferred tax assets on the belief that it is more likely than not they will be realized. This belief is based on all available evidence including historical operating results, projections of taxable income and tax planning strategies.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements, included as Appendix E and Appendix F, respectively, to this prospectus.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as described in the notes to the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements, there have been no changes in Trilogy's accounting policies.

Financial Instruments and Other Instruments

Trilogy considers the management of financial risks to be an important part of its overall corporate risk management policy. Trilogy uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements.

Interest Rate Swaps

2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement (see Note 9 - Debt in the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus). Under these agreements, 2degrees principally receives a variable amount based on the Bank Bill Reference Rate and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred.

On April 5, 2011, Trilogy entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under the Huawei Loan (see Note 9 - Debt in the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus). Under this swap agreement, Trilogy principally receive a variable amount based on the Bank Bill Reference Rate and pay a fixed amount of 9.61% based on 5.51% plus the 4.10% rate premium stated in the Huawei Loan. The variable interest rate calculation is reset on the first day of each calendar quarter. In 2013, Trilogy discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in earnings in the period incurred. The effective portion of the loss recorded in accumulated other comprehensive income prior to de-designation (see Note 15 - Accumulated Other Comprehensive Income in the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus) will be amortized to earnings over the remaining life of the interest rate swap agreement.

Forward Exchange Contracts

At December 31, 2015, 2degrees had various short-term forward exchange contracts relating to NZD$15.2 million ($10.0 million) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred.

Fair value of financial instruments

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, Trilogy determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates, currency spot and forward rates, as applicable.

Disclosure of Outstanding Share Data

	As of		As of December 31,
Units Class	December20,
	2016(1)(2)	September 30, 2016	2015	2014	2013
A	201,146	201,146	201,146	201,146	201,146
B	141,496	141,496	141,496	141,496	141,496
C	7,537	7,537	7,537	7,537	7,537
C-1	5,444	5,444	5,444	5,444	5,444
Total	355,623	355,623	355,623	355,623	355,623
Basic	342,642	342,642	342,642	342,642	342,642

Notes

(1)

Excludes the additional Class A units purchased or to be purchased for an aggregate amount of approximately $6.4 million by SG Enterprises II, an entity owned and controlled by John Stanton and Theresa Gillespie, which consists of (i) $5 million on November 10, 2016; and (ii) approximately $1.4 million expected in January 2017, in connection with the Arrangement Agreement.

(2)

Excludes the additional $1.5 million of Class A units issued to Juan Pablo Calvo, Chief Executive Officer of NuevaTel, in December 2016, as a one-time equity grant. This equity grant is subject to vesting and was made as part of a compensation package to incent continuedperformance.

Risk and Uncertainty Affecting Trilogy's Business

Trilogy is exposed to various types of market risk in the normal course of business. The principal market risks to which Trilogy is exposed are foreign currency exchange risk and interest rate risk. Trilogy employs risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, forward exchange contracts and interest rate swaps.

It is Trilogy's general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve Trilogy's desired objectives in limiting its exposure to various market risks. Trilogy's objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. Trilogy does not hedge its market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on its earnings. Trilogy does not expect that its results of operations, liquidity and cash flows will be materially affected by these risk management strategies.

Under the terms of Trilogy derivative financial instruments, the other parties expose us to credit risk in the event of nonperformance; however, Trilogy does not anticipate the nonperformance of any of Trilogy's counterparties. Further, Trilogy instruments do not contain credit rating triggers that could affect its liquidity. Trilogy does not hold or issue derivative instruments for trading or speculative purposes.

Exchange Rate Risks

Trilogy is exposed to fluctuations of the U.S. dollar against certain other currencies. Trilogy's functional currency for its consolidated Bolivian operation is the U.S. dollar. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in other income (expense) in the period in which they occur. The functional currency of Trilogy's consolidated operations in New Zealand is the New Zealand dollar. Trilogy translates 2degrees' financial statements into U.S dollars. 2degrees' results of operations are translated at average exchange rates during the period and assets and liabilities are translated at end of period exchange rates.

Trilogy is exposed to foreign exchange rate risk associated with the underlying interest and principal payments on U.S. dollar purchase commitments.

2degrees has entered into various short-term forward exchange contracts (see Note 10 - Derivative Financial Instruments to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Trilogy is also exposed to foreign exchange rate risk associated with the underlying interest and principal payments on the license obligation for the license acquired by a subsidiary of Trilogy in October 2013 denominated in NZD (see Note 5 - Goodwill, License Costs and Other Intangibles Assets to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus).

Interest Rate Risks

Trilogy is subject to interest rate risk primarily associated with its borrowings under the New Zealand Senior Facilities Agreement and the Bolivian Syndicated Loan (see Note 9 - Debt to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus). Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities.

2degrees has entered into various interest rate swap agreements (see Note 10 - Derivative Financial Instruments to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus) to fix a portion of its future interest payments under the New Zealand Senior Facilities Agreement. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Other Risks

In addition to the foregoing, Trilogy is exposed to certain other risks related to the operation of its business. These risk do not differ significantly from the risk factors in respect of TIP Inc. and described under the heading "Risk Factors" in this prospectus.

Definitions and Reconciliations of Non-GAAP Measures

Trilogy reports certain non-U.S. GAAP measures that are used to evaluate the performance of Trilogy and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA ("Adjusted EBITDA") represents Loss from continuing operations excluding amounts for income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA margin are common measures of operating performance in the telecommunications industry. Trilogy's management believes Adjusted EBITDA and Adjusted EBTIDA margin are helpful measures because they allow management to evaluate Trilogy's performance by removing from its operating results items that do not relate to core operating performance. Trilogy's management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. Trilogy's management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of Trilogy's business. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable GAAP measure. Alternatively, the following table provides a reconciliation of Loss from continuing operations to Adjusted EBITDA.

Consolidated Adjusted EBITDA	For the three months		For the nine months		For the Year Ended
(in millions)	ended September 30,		ended September 30,		December 31,
	2016	2015	2016	2015	2015	2014	2013
Loss from continuing operations	$(11.7)	$(9.8)	$(40.6)	$(29.9)	$(41.1)	$(34.9)	$(23.7)

Interest expense	18.5	14.9	50.7	46.3	62.3	61.8	48.0
Depreciation, amortization and accretion	26.7	24.1	77.8	68.6	93.1	88.4	82.5
Debt modification costs	-	-	3.8	-	-	-	-
Income tax expense	3.0	3.5	7.6	13.1	15.2	22.0	26.6
Other, net	2.0	1.1	3.0	3.4	4.3	2.6	1.3
Equity-based compensation	0.8	0.2	1.2	1.0	1.3	1.9	0.7
(Gain) loss on disposal and abandonment of assets	(0.0)	0.6	0.6	2.1	2.3	2.5	3.7
Acquisition and other nonrecurring costs(1)	2.1	0.1	2.1	2.0	2.0	-	-
Consolidated Adjusted EBITDA(2)	$41.2	$34.8	$106.2	$106.7	$139.4	$144.3	$139.0
Consolidated Adjusted EBITDA Margin	27%	27%	25%	27%	26%	27%	27%

Notes

(1)

Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 12 - Noncontrolling interest in consolidated subsidiaries to the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest.

(2)

In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary SSI. Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy is considered SSI's primary beneficiary, and as such, Trilogy consolidate 100% of SSI's net losses. The impact on Trilogy's consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $(8.0) thousand and $0.1 million for the three and nine months periods ended September 30, 2016, respectively. The impact on Trilogy's consolidated results of the 80% Trilogy does not own was to reduce Adjusted EBITDA by $35.0 thousand and $0.3 million for the three and nine months periods ended September 30, 2015, respectively.

Consolidated Equipment Subsidy

Equipment subsidy ("Equipment Subsidy") is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Consolidated equipment subsidy is used in computing equipment subsidy per gross addition. A reconciliation of equipment subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below

Consolidated Equipment	For the three months		For the six months		For the Year Ended
Subsidy (in millions)	ended September 30,		ended September 30,		December31,
	2016	2015	2016	2015	2015	2014	2013
Cost of equipment sales	$45.3	$32.6	$134.4	$106.4	$154.6	$104.1	$65.5
Equipment sales	(41.2)	(30.4)	(119.9)	(98.0)	(142.8)	(77.3)	(38.3)
Equipment Subsidy	$4.1	$2.2	$14.5	$8.4	$11.7	$26.8	$27.2

Key Industry Performance Measures - Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of Trilogy, and are often used in the wireless telecommunications entity, but do not have a standardized meaning under U.S. GAAP.

•

Monthly average revenue per wireless user ("ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•

Wireless data revenues ("data revenue") are a component of wireless service revenues that are attributed to the use of web navigation, SMS, MMS, and value-added services, that are conducted by the subscriber over the wireless network through their device.

•

Wireless service revenues ("wireless service revenue") is a component of total revenues that excludes wireline revenues, equipment revenues, and non-sub international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•

Churn ("churn") is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•

Cost of Acquisition ("cost of acquisition") represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Cost of equipment sales minus Equipment sales during the relevant period by the number of new wireless subscribers added during the relevant period.

•

Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period. Equipment Subsidy is the cost of devices in excess of the revenue generated from equipment sales and is used to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers; equipment subsidies includes devices acquired and sold for wireline subscribers.

•

Capital intensity ("capital intensity") represents purchases of property and equipment divided by total Service Revenues. Trilogy's capital expenditures does not include expenditures on spectrum licenses. Capital intensity allows Trilogy to compare the level of Trilogy's additions to property and equipment to those of other companies within the same industry.

DESCRIPTION OF SECURITIES

The following is a summary of the rights, privileges, restrictions and conditions attaching to the TIP Inc. Common Shares and the Special Voting Share after giving effect to the Arrangement. Following completion of the Arrangement, TIP Inc. will be authorized to issue an unlimited number of TIP Inc. Common Shares and one Special Voting Share.

The number of TIP Inc. Common Shares expected to be issued and outstanding upon completion of the Arrangement will be approximately 49,969,081 (assuming no Alignvest Shareholders elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares). Assuming redemption levels of Alignvest Class A Restricted Voting Shares of 25% and 50%, it is expected that there will be approximately 43,500,331 and 37,031,581 TIP Inc. Common Shares, respectively, outstanding upon completion of the Arrangement. The foregoing assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information on the outstanding number of TIP Inc. Common Shares following completion of the Arrangement. Upon completion of the Arrangement, there will be one Special Voting Share outstanding.

Common Shares of TIP Inc.

Subject to the provisions described below under the heading "Rights and Restrictions in Connection with a Proposed Sale Transaction", the following rights, restrictions and conditions will attach to the TIP Inc. Common Shares following TIP Inc.'s continuance from Ontario into British Columbia.

Notice of Meeting and Voting Rights

The holders of TIP Inc. Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of TIP Inc. and are entitled to one vote per TIP Inc. Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of the TIP Inc. Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of TIP Inc. to (i) increase or decrease the maximum number of TIP Inc. Common Shares that TIP Inc. is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the TIP Inc. Common Shares; or (ii) create a new class of shares equal or superior to the TIP Inc. Common Shares.

Dividend and liquidation Entitlements

The holders of TIP Inc. Common Shares shall be entitled, as such, to receive dividends and TIP Inc. shall pay dividends thereon, as and when declared by TIP Inc. Board, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which TIP Inc. may declare on the TIP Inc. Common Shares shall be declared and paid in equal amounts per share on all TIP Inc. Common Shares at the time outstanding. TIP Inc. also agreed in the Trilogy LLC Agreement to not make dividends or distributions on the TIP Inc. Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. See "Description of Securities - Special Voting Share of TIP Inc. - Dividends and Redemptions".

In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of the TIP Inc. Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share. Upon payment of the amount so payable to them as provided above, the holders of the TIP Inc. Common Shares shall not be entitled to share in any further distribution of the property or assets of TIP Inc.

Special Voting Share of TIP Inc.

Subject to the provisions described below under the heading "Rights and Restrictions in Connection with a Proposed Sale Transaction", the following rights, restrictions and conditions will attach to the TIP Inc. Common Shares following TIP Inc.'s continuance from Ontario into British Columbia.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of TIP Inc. Common Shares at any shareholders meeting of TIP Inc. and to exercise the right to consent to any matter for which the written consent of the holders of TIP Inc. Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the TIP Inc. Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the Articles of TIP Inc. to (i) increase or decrease the maximum number of Special Voting Shares that TIP Inc. is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of TIP Inc.; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of TIP Inc. which the holders of TIP Inc. Common Shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by TIP Inc. to its holders of TIP Inc. Common Shares relating to such meetings and any consents sought from the holders of the TIP Inc. Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the TIP Inc. Common Shares receivable by the holders of Trilogy Class C Units upon the redemption of all Trilogy Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. TIP Inc. also agreed in the Trilogy LLC Agreement to not make dividends or distributions on the TIP Inc. Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of the TIP Inc. Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of TIP Inc.

At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the rights, restrictions and conditions attached to the TIP Inc. Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Trilogy Class C Units (as constituted on the close of business on the Effective Date) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (as defined in the Articles of TIP Inc.), be subject to the approval of the holders of the TIP Inc. Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A "Sale Transaction" means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm's length lease financing or as collateral for a bona fide arm's length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the TIP Inc. Board), other than in the ordinary course of business, by TIP Inc. or any of its direct or indirect subsidiary entities that would give rise to tax on the part of TIP Inc. or any wholly-owned subsidiary entity of TIP Inc. and result (as reasonably determined by the TIP Inc. Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy Class C Unit (as constituted on the close of business on the Effective Date) and the pre-tax cash that would be received by a holder of a single TIP Inc. Common Share (as constituted on the close of business on the Effective Date), assuming that all of the after-tax net proceeds to be received by Trilogy and TIP Inc. or any wholly owned subsidiary entity of TIP Inc. were fully distributed to the respective equity holders of Trilogy and TIP Inc.

Voting Trust Agreement

In connection with the Arrangement, TIP Inc., Trilogy and the Trustee will enter into the Voting Trust Agreement on the Effective Date. This summary is qualified in its entirety by reference to that agreement, which will be available on TIP Inc.'s SEDAR profile at www.SEDAR.com.

Voting Rights with Respect to Trilogy

Except as otherwise provided by the Trilogy LLC Agreement, the Voting Trust Agreement or applicable law, the holders of the Trilogy Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of the TIP Inc. Common Shares ("TIP Inc. Meeting") or to vote at any such meeting.

Voting Rights with Respect to TIP Inc.

Under the Voting Trust Agreement, TIP Inc. will issue one Special Voting Share to the Trustee for the benefit of the holders of Trilogy Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any TIP Inc. Meeting at which the holders of the TIP Inc. Common Shares are entitled to vote or in respect of any written consents sought from TIP Inc. Shareholders by TIP Inc. (other than in respect of any matter upon which only the TIP Inc. Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Trilogy Class C Units.

Each holder of a Trilogy Class C Unit on the record date for any meeting or shareholder consent at which holders of the TIP Inc. Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Trilogy Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Trilogy Class C Units and, in the absence of instructions from a holder of a Trilogy Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the TIP Inc. Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights (i) in favour of the relevant matter where the result of the vote of the TIP Inc. Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of TIP Inc. to (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Trilogy Class C Units the notice of each meeting at which the holders of the TIP Inc. Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as TIP Inc. mails (or otherwise communicates) the notice and materials to the holders of the TIP Inc. Common Shares.

The Trustee will also send to the holders of Trilogy Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by TIP Inc. to the holders of the TIP Inc. Common Shares at the same time as the materials are sent to the holders of the TIP Inc. Common Shares. The Trustee will also send to the holders of Trilogy Class C Units all materials sent by third parties to the holders of the TIP Inc. Common Shares (if known to have been received by TIP Inc.) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, TIP Inc. has agreed that the holders of Trilogy Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA

(i)	to examine and obtain extracts of the records of TIP Inc.;

(ii)	to examine the list of shareholders;

(iii)

to require TIP Inc. to furnish a basic list setting out the names of the registered holders of shares of TIP Inc., the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the corporation;

(iv)	to examine and obtain extracts of the latest financial statements of each subsidiary of TIP Inc.;

(v)	to requisition a shareholders' meeting;

(vi)	to apply to the court to bring an action in the name and on behalf of TIP Inc. or any of its subsidiaries; and

(vii)

to apply to the court to make an order to rectify any act or omission of TIP Inc. that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Trilogy Class C Units.

Upon the written request of a holder of Trilogy Class C Units delivered to the Trustee, provided that certain conditions are satisfied, TIP Inc. and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the Trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the TIP Inc. Common Shares receivable upon the exchange of the Trilogy Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles of TIP Inc. will also provide for an ownership restriction on the securities of TIP Inc. in order for TIP Inc. to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an "Overseas Shareholder"), shall not: (i) acquire a 25% or more ownership or control interest in TIP Inc.; or (ii) increase an Overseas Shareholder's existing 25% or more ownership or control interest in TIP Inc.; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office (the foregoing prohibition is referred to as the "New Zealand Ownership Constraint").

An "overseas person" is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A "25% or more ownership or control interest" has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of TIP Inc.'s securities;

(ii)	the power to control the composition of 25% or more of the board of directors of TIP Inc.; or

(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of TIP Inc.

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a "Contravening Shareholder"), TIP Inc. may refuse to (i) accept any subscription for securities of TIP Inc. from the Contravening Shareholder; (ii) issue any securities of TIP Inc. to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of TIP Inc. from any securityholder of TIP Inc. to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, TIP Inc. could remove voting rights attached to the securities of TIP Inc. unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of TIP Inc. may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of TIP Inc. held by such Contravening Shareholder in excess of New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of TIP Inc. or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on TIP Inc. and its shareholders upon the earlier of (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that TIP Inc. does not, directly or indirectly, hold a 25% or more ownership or control interest in Two Degrees Mobile Limited and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in TIP Inc.'s Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of TIP Inc.

Should TIP Inc.'s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, TIP Inc., with the approval in writing of at least 75% of all of the directors of TIP Inc., may elect to apply any or all of the ownership and voting restrictions contained in TIP Inc.'s Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as TIP Inc. sees fit.

Advance Notice Requirements for Director Nominations

TIP Inc.'s Articles following its continuance into British Columbia will contain an advance notice provision pertaining to TIP Inc. Shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a "Nominating Shareholder") at any annual meeting of TIP Inc. Shareholders, or for any special meeting of TIP Inc. Shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice Provisions"). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of TIP Inc.'s Articles which will be made available on TIP Inc.'s SEDAR profile at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of TIP Inc. To be timely, a Nominating Shareholder's notice to the General Counsel must be made (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of TIP Inc. Shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. TIP Inc.'s Articles also prescribe the proper written form for a Nominating Shareholder's notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of TIP Inc. may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

EQUITY INCENTIVE PLAN DESCRIPTIONS

At the Alignvest Meeting, Alignvest Shareholders will be asked to consider and vote upon resolutions approving a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan"), full copies of which will be attached to the Alignvest Circular. TIP Inc. will adopt the RSU Plan and DSU Plan following the completion of the Arrangement. The following is a summary of the anticipated material terms of the RSU Plan and DSU Plan.

RSU Plan

Eligible Participants

The RSU Plan will be administered by the C&CG Committee of the TIP Inc. Board or such other Committee of the TIP Inc. Board as may be designated by the TIP Inc. Board (the "Committee"). Employees, directors and eligible consultants of TIP Inc. and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, TIP Inc., under the authority of the TIP Inc. Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive restricted share units ("RSUs") and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of TIP Inc. Each RSU awarded conditionally entitles the participant to receive one TIP Inc. Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant's employment is terminated without cause within 12 months of a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying TIP Inc. Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of TIP Inc. Common Shares. The vested RSUs may be settled through the issuance of TIP Inc. Common Shares from treasury, by the delivery of TIP Inc. Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of TIP Inc.). If settled in cash, the amount shall be equal to the number of TIP Inc. Common Shares to which the participant is entitled multiplied by the Market Value of a TIP Inc. Common Share on the payout date. "Market Value" per share is defined in the RSU Plan and means, as at any date the arithmetic average of the closing price of the TIP Inc. Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the TIP Inc. Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board). The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of TIP Inc. All vested or expired RSUs are available for future grants.

Maximum Number of TIP Inc. Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 7.5% of the number of issued and outstanding Equity Interests from time to time. The maximum number of TIP Inc. Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the issued and outstanding Equity Interests of TIP Inc. as of the date of the grant on a non-diluted basis. All of the TIP Inc. Common Shares covered by settled, cancelled or terminated RSUs will automatically become available TIP Inc. Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Under the Arrangement Agreement it has been agreed that the 7.5% limit will take into account, and be inclusive of, any issuances of TIP Inc. Common Shares to holders of 2degrees Options. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Alignvest Class A Restricted Voting Shares), the aggregate number of TIP Inc. Common Shares reserved for issuance under the RSU Plan will not exceed approximately 6,683,393, representing approximately 7.5% of the outstanding Equity Interests on a non-diluted basis.

The RSU Plan provides that the maximum number of TIP Inc. Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any TIP Inc. Common Shares issuable pursuant to any other security-based compensation arrangement of TIP Inc., will not exceed 10% of the total number of outstanding Equity Interests. In addition, the maximum number of TIP Inc. Common Shares issued to insiders under the RSU Plan, together with any TIP Inc. Common Shares issued to insiders pursuant to any other security-based compensation arrangement of TIP Inc. within any one year period, will not exceed 10% of the total number of outstanding Equity Interests.

Adjustments to Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by TIP Inc. in accordance with the RSU Plan, RSUs which have not vested on a participant's termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at TIP Inc.'s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant's RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by TIP Inc. in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as TIP Inc. may permit, to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's current or former spouse, minor children or minor grandchildren, and after the participant's lifetime shall enure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell TIP Inc. Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The TIP Inc. Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the TIP Inc. Board, in its sole discretion, determines appropriate including, without limitation

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws; provided, however, that

(g)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in

(i)	an increase in the maximum number of TIP Inc. Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through TIP Inc. Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

If the RSU Plan resolution is approved at the Alignvest Shareholders' meeting, TIP Inc. will have the ability to grant RSUs under the RSU Plan until three years from the date when shareholder approval is being sought at the meeting.

DSU Plan

The purpose of the DSU Plan is to provide independent directors of TIP Inc. with the opportunity to acquire deferred share units ("DSUs") in order to allow them to participate in the long-term success of TIP Inc. and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

Independent directors are expected to be paid $100,000 per year, of which 2/3 is expected to be paid in DSUs and 1/3 in cash. The DSUs will be credited to an account maintained for the participant (a "DSU Account"). The DSU Plan also provides that appropriate adjustments, if any, will be made by the TIP Inc. Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant's economic rights in respect of their DSUs in connection with such change in capitalization. A participant's DSU Account will also be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the TIP Inc. Common Shares. The number of DSUs to be credited as of an award date will be determined by dividing (i) the amount to be paid by, (ii) the arithmetic average of the closing trading price of the TIP Inc. Common Shares on the TSX (or, if the TIP Inc. Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the TIP Inc. Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan shall be subject to the following restrictions (i) the maximum number of TIP Inc. Common Shares which may be reserved for issuance to insiders of TIP Inc. under the DSU Plan may not exceed 1.25% of the issued and outstanding Equity Interests; (ii) the maximum number of TIP Inc. Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., at any time, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; (iii) the maximum number of TIP Inc. Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., within a 12-month period, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; and (iv) the annual grant to any individual independent director shall not exceed more than U.S.$66,667 worth of TIP Inc. Common Shares. All of the TIP Inc. Common Shares covered by settled, cancelled or terminated DSUs will automatically become available TIP Inc. Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Alignvest Class A Restricted Voting Shares), the aggregate number of TIP Inc. Common Shares reserved for issuance under the DSU Plan will not exceed approximately 1,113,899, representing approximately 1.25% of the outstanding Equity Interests on a non-diluted basis.

A participant shall have the right to receive TIP Inc. Common Shares in respect of DSUs recorded in the participant's DSU Account, less any source deductions, on one of the following dates (the "Distribution Date"): (i) the date on which the participant ceases service as a director of TIP Inc. (the "Separation Date"); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of TIP Inc. Common Shares to be issued to the participant on the Distribution Date shall be equal to the number of DSUs credited to the participant's DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of TIP Inc., elect to receive a cash payment in lieu of the issuance of any TIP Inc. Common Shares in an amount equal to the arithmetic average of the closing trading price of the TIP Inc. Common Shares on the TSX (or, if the TIP Inc. Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the TIP Inc. Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date (the "Distribution Value") of the DSUs, less any source deductions.

In the event of a restatement of TIP Inc.'s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an "Awarded DSU") would not have been issued to such participant based on such restated results, the TIP Inc. Board shall review the grant of the Awarded DSUs.

If the TIP Inc. Board determines that: (i) any Awarded DSUs would not have been issued had TIP Inc.'s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the "Excess DSUs") and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs shall be cancelled, and the TIP Inc. Board shall, in accordance with the DSU Plan, seek to recover for the benefit of TIP Inc., the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any TIP Inc. Common Shares acquired in respect of the Excess DSUs.

Unless approved by the TIP Inc. Board, no DSUs may be redeemed by a participant at a time when a blackout restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a blackout restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant's Separation Date, without any further action, be extended to the tenth (10) day after the date such restriction ends.

The TIP Inc. Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan), (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Shareholder approval shall not be required for the following amendments and the TIP Inc. Board may make any changes which may include but are not limited to: (i) amendments of a "housekeeping nature"; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change to the eligible participants of the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of TIP Inc.; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above U.S. $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require shareholders' approval under the amendment section of the DSU Plan.

The existence of any DSUs shall not affect in any way the right or power of TIP Inc. or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of TIP Inc.'s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of TIP Inc., or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of TIP Inc., or any amalgamation, combination, merger, arrangement or consolidation involving TIP Inc. or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination may occur in connection with a merger.

Upon the occurrence of an event (a "Change of Control Event") resulting in a change of control over more than 50% of the outstanding voting securities of TIP Inc. or the sale of all or substantially all of the property of TIP Inc., all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the TIP Inc. Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the TIP Inc. Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the TIP Inc. Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the TIP Inc. Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control Event, and on such terms as it sees fit, any DSUs not settled.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

If the DSU Plan resolution is approved at the Alignvest Shareholders' meeting, TIP Inc. will have the ability to continue granting DSUs under the DSU Plan until three years from the date when shareholder approval is being sought at the meeting.

OPTIONS TO PURCHASE SECURITIES

Alignvest Warrants

13,402,688 Alignvest Warrants are outstanding as of the date of this prospectus, which were issued as part of the 2015 initial public offering of Alignvest. As will be reflected in a Warrant Agreement amending agreement, each the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire TIP Inc. Common Shares following 30 days after the Effective Date, at an exercise price of CDN$11.50 per share, but otherwise unamended.

Options

Upon completion of the Arrangement, it is expected that no options to purchase securities of TIP Inc. will have been granted to the proposed executive officers, consultants or employees of TIP Inc. However, the TIP Inc. Board will consider the grant of RSUs and DSUs to such persons pursuant to the RSU Plan and DSU Plan, respectively, following the completion of the Arrangement. See "Equity Incentive Plans Descriptions".

New Zealand (2degrees Options)

The following disclosure sets out the outstanding 2degrees Options exercisable by the respective holder for 2degrees Shares. Under the Arrangement Agreement, Alignvest has agreed with Trilogy that, if requested by Trilogy, Alignvest will ensure that, following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to the 2degrees Optionholders to exchange any 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares, subject to, among other things, compliance with applicable laws. As of the date hereof, there are 400,756,799 2degrees Shares outstanding.

NZ Communications limited Senior Executive Option Plan

The sole participant under this plan currently holds an aggregate total of 2,960,422 options to acquire fully paid-up shares of 2degrees under the NZ Communications limited Senior Executive Option Plan. 2degrees has committed to cancelling 1,422,099 of such options in exchange for a cash payment of US$0.30 per option prior to December 31, 2016. 2degrees is considering a proposal to extend this date to mid-2017. Of the remaining options, 494,126 are exercisable for US$1.00 per share and expire January 1, 2017; 494,126 are exercisable for US$1.00 per share and expire January 1, 2018; and 550,071 are exercisable for US$1.20 per share and expire on expire January 1, 2018.

Two Degrees Stock Settled Option Plan

As of September 30, 2016, there are 25,415,000 options outstanding under the Two Degrees Stock Settled Option Plan, 6,373,333 of which are held by employees or ex-employees of 2degrees or its subsidiaries and 19,041,667 are held by nine current members of the senior leadership team of 2degrees or its subsidiaries, including 2degrees' chief executive officer. Options under the Two Degrees Stock Settled Option Plan are net settled upon exercise, with option holders (or a custodian on their behalf) receiving the aggregate number of 2degrees Shares equivalent to (a) the difference between the aggregated exercise price and the aggregate of the market price of a 2degrees Share multiplied by the number of options being exercised; divided by (b) the market price per 2degrees Share.

Two Degrees 2008 and 2010 Partly Paid Share Plans

In addition to the above plans, 2degrees has 3,052,722 partly paid shares issued under the 2008 and 2010 Partly Paid Share Plans. These shares are held by a trustee for current and ex-employees of 2degrees.

All shares issued under the 2008 and 2010 Partly Paid Share Plans are vested. On payment of the unpaid amount, the share will have all rights attached to an ordinary 2degrees' share, other than the right to vote. The right to vote is conferred only if 2degrees completes an initial public offering.

PRIOR SALES

Alignvest has not issued any shares or securities convertible into shares during the 12-month period before the date of this prospectus.

The Alignvest Class A Restricted Voting Shares are listed on the TSX and trade under the symbol "AQX.A". The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Class A Restricted Voting Shares on the TSX

Period	High ($)	Low ($)	Volume
December 2016 (1-19)	$10.15	$10.04	2,225,514
November 2016	$10.25	$9.90	6,556,388
October 2016	9.90	9.77	250,875
September 2016	9.85	9.77	845,067
August 2016	9.89	9.72	26,800
July 2016	9.89	9.70	511,800
June 2016	9.80	9.70	1,180,128
May 2016	9.70	9.63	1,101,380
April 2016	9.71	9.67	780,529
March 2016	9.78	9.57	593,900
February 2016	9.75	9.52	367,594
January 2016	9.75	9.52	2,854,188

Period	High ($)	Low ($)	Volume
December 2015	9.80	9.50	614,435

Source: TMX Datalinx, Bloomberg

The Alignvest Warrants are listed on the TSX and trade under the symbol "AQX.WT". The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Alignvest Warrants on the TSX

Period	High ($)	Low ($)	Volume
December 2016 (1-19)	$1.20	$1.00	454,000
November 2016	$1.16	$0.60	644,552
October 2016	0.40	0.29	4,000
September 2016	0.35	0.35	61,100
August 2016	0.28	0.25	3,750
July 2016	0.35	0.35	1,640,500
June 2016	0.35	0.24	392,946
May 2016	0.31	0.2	32,725
April 2016	0.29	0.17	13,850
March 2016	0.30	0.27	115,150
February 2016	0.29	0.22	45,148
January 2016	0.35	0.15	116,699
December 2015	0.35	0.25	67,882

Source: TMX Datalinx, Bloomberg

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the anticipated number of securities of TIP Inc. that will be subject to a contractual restriction on transfer upon the completion of the Arrangement. To the knowledge of Alignvest and Trilogy, no other securities of TIP Inc. will be held in escrow or will be subject to contractual restrictions on transfer.

Number of Securities Subject to
Designation of Class	Contractual Restriction	Percentage of Class

TIP Inc. Common Shares (1)	18,544,947 (4)(5)	37.1% (3)(4)(5)

Notes

(1)	See "lock-Up Agreements" and "Alignvest Founders Shares" below for a summary of the contractual restrictions on transfer.
(2)

The Trilogy Class C Units will be subject to the Lock-Up Period under the Trilogy LLC Agreement. See "Corporate Structure - Trilogy llC Agreement - Transfer Restrictions". In addition, certain TIP Inc. Common Shares that may be issued upon redemption of Trilogy Class C Units may be subject to the Lock-Up Agreements. See "lock-Up Agreements" below.

(3)

Assumes no redemptions of Alignvest Class A Restricted Voting Shares. Assuming redemption levels of Alignvest Class A Restricted Voting Shares of 25% and 50%, the percentage of TIP Inc. Common Shares that would be subject to contractual restriction on transfer would be approximately 42.6% and 50.1%, respectively.

(4)

Does not include approximately 164,934 TIP Inc. Common Shares that are expected to be held by TINZ Participating Unit Holders and which may be subject to contractual restriction on transfer following completion of the Arrangement. The 164,934 TIP Inc. Common Shares represent 0.3% of the outstanding TIP Inc. Common Shares upon completion of the Arrangement, assuming no redemption of Alignvest Class A Restricted Voting Shares (assuming redemption levels of 25% and 50%, these TIP Inc. Common Shares would represent approximately 0.4% and 0.4%, respectively, of the outstanding TIP Inc. Common Shares upon completion of the Arrangement).

(5)

Assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan ("Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information regarding the issued and outstanding securities of TIP Inc. following theArrangement.

Lock-Up Agreements

In accordance with the Arrangement Agreement, each Locked-Up Shareholder will enter into a lock-up agreement (a "Lock-Up Agreement") with Alignvest on or before the Effective Date. Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder shall not, without the prior written consent of TIP Inc., such consent not to be unreasonably withheld or delayed

(i)

sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy or securities convertible into or exchangeable for equity securities of TIP Inc. or Trilogy, including, for certain of the Locked-Up Shareholders, the TIP Inc. Common Shares that may be issued upon redemption of Trilogy Class C Units, or any rights associated there with, in each case as may be held or acquired on or after the Effective Time (collectively, the "Specified Securities");

(ii)

enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Specified Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of TIP Inc. or Trilogy, securities of another person and/or otherwise); or

(iii)	agree to do any of the foregoing,

(collectively,the"Lock-UpRestrictions").

The Lock-Up Restrictions shall remain in place for twenty-four months after the Effective Time in the case of SG Enterprises, Brad J. Horwitz and the Alignvest Founders, and shall remain in place for 12 months after the Effective Time in the case of Erik Mickels and Scott Morris.

Notwithstanding the foregoing, SG Enterprises, Brad J. Horwitz and the Alignvest Founders may sell up to 50% of the TIP Inc. Common Shares underlying their Specified Securities on and after the date that is 12 months after the Effective Time. Any such sale must be completed through ordinary course arm's length stock exchange transactions or, in the case of SG Enterprises and Brad J. Horwitz, as a selling securityholder in a public offering of common shares of TIP Inc. In addition, if, at the applicable time, SG Enterprises or Brad J. Horwitz is a "control person" (as defined in the Securities Act (British Columbia)) of TIP Inc., SG Enterprises or Brad J. Horwitz, as applicable, may sell up to 50% of the TIP Inc. Common Shares underlying their Specified Securities on and after the date that is 12 months after the Effective Time by private placement without any restrictions other than as may be imposed by applicable securities laws. For the purposes of the Lock-Up Agreements between Alignvest and each of SG Enterprises and Brad J. Horwitz, "ordinary course arm's length stock exchange transactions" shall include, but not be limited to, block trades or other pre-arranged trades with a known arms' length buyer.

The Lock-Up Restrictions are subject to certain exemptions, including transfers to wholly-owned affiliates (that remain as such and are similarly bound), any family members of the Locked-Up Shareholder (who are similarly bound), or company, trust or other entity owned by or maintained by the Locked-Up Shareholder (who are similarly bound); transfers occurring by operation of law or in connection with transactions arising as a result of death or incapacitation; the exercise of securities granted under the RSU Plan; pledges to a financial institution as security for bona fide indebtedness; transfers made pursuant to a bona fide take-over bid; and, if applicable, in connection with the exercise of Trilogy Class C Units.

The Lock-Up Restrictions shall remain in place for 180 days after the Effective Time in respect of (i) any 2degrees Optionholders that exchanges their 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares following the Arrangement; (ii) the 2degrees Participating Minority Shareholders; and (iii), if applicable, the TINZ Participating Unit Holders .

Alignvest Founders Shares

On the closing of Alignvest's initial public offering, the Alignvest Founders (the "Restricted Parties") entered into the forfeiture and transfer restrictions agreement and undertaking (the "Forfeiture and Transfer Restrictions Agreement and Undertaking") with the lead underwriters for the initial public offering of Alignvest (the "Lead Underwriters") and the TSX pursuant to which each Restricted Party agreed to certain forfeiture and transfer restrictions in respect of their aggregate 6,701,344 founders' Alignvest Class B Shares (which were acquired for nominal consideration) and the 930,375 Alignvest Class B Shares and 465,188 Alignvest Warrants underlying their Class B units of Alignvest (which were acquired for C$10.00 per unit). These restrictions will continue to apply to the TIP Inc. Common Shares and Alignvest Warrants of TIP Inc. to be received in exchange therefor and such TIP Inc. Common Shares and Alignvest Warrants shall also be subject to the Lock-Up Restrictions described above under "lock-Up Agreements".

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, the Restricted Parties agreed not to transfer any of their founders' TIP Inc. Common Shares until the earlier of (i) one year following completion of the Arrangement, or (ii) the value of the TIP Inc. Common Shares equaling or exceeding C$12.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the Arrangement, subject to applicable securities laws and TSX rules. Any TIP Inc. Common Shares of TIP Inc. resulting from Alignvest Class A Restricted Shares held by the Restricted Parties are not subject to the forfeiture or transfer restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

As well, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the founders' TIP Inc. Common Shares will be subject to forfeiture on the fifth anniversary of the Arrangement unless the value of the TIP Inc. Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-day trading period at any time following the closing of the Arrangement.

In addition to other resale restrictions, none of the Restricted Parties may, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, transfer any of their TIP Inc. Common Shares or Alignvest Warrants until a date that is 30 days after the closing of the Arrangement, subject to applicable securities laws. See also "Principal Shareholders" below.

PRINCIPAL SHAREHOLDERS

The following table discloses the names of the persons or companies who, upon completion of the Arrangement and assuming that no Alignvest Shareholders elect to redeem their Alignvest Class A Restricted Voting Shares, will own of record or who, to Alignvest and Trilogy's knowledge, will beneficially own or control, directly or indirectly, more than 10% of the combined voting rights attached to the TIP Inc. Common Shares and the Special Voting Share through ownership of the Trilogy Class C Units.

	Number and Type of	Type of	Percentageof	Total Voting
Name	Securities	Ownership	Class(1)	Power(1)(2)

Alignvest	9,377,759 TIP Inc.
Management	Common Shares (3)(4)	Registered	18.8%	10.5%(6)
Corporation (5)

	15,905,481 Trilogy Class
SG Enterprises II,	C Units	Registered	40.6%
LLC(5)	735,473 TIP Inc.			18.7% (6)

	Common Shares	Registered	1.5%

Notes

(1)

Based on approximately 49,969,081 TIP Inc. Common Shares and 39,142,825 Trilogy Class C Units outstanding upon completion of the Arrangement. The foregoing assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan (see "Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information regarding the issued and outstanding securities of TIP Inc. following the Arrangement.

(2)	The percentage of "Total Voting Power" is calculated assuming that all holders of Trilogy Class C Units properly provide voting instructions to the Trustee.
(3)	Includes the Alignvest Sponsor Equity Investment by Alignvest Partners, a related entity to AMC.
(4)

AMC's holdings are subject to reduction as further described below in this section under the headings "Bonuses" and "loan Arrangements" and under the heading "Securities Subject to Contractual Restriction on Transfer - Alignvest Founders Shares".

(5)

Under the Arrangement Agreement, each of AMC and SG Enterprises will be granted certain director nomination rights in respect of the TIP Inc. Board following the closing of the Arrangement. See "Nomination Agreements" below.

(6)

Assuming levels of redemptions of Alignvest Class A Restricted Voting Shares of 25% and 50%, "Total Voting Power" would be 11.3% and 12.3%, respectively, in the case of AMC, and 20.1% and 21.8%, respectively, in the case of SG Enterprises.

Bonuses

Following closing, AMC, the sponsor of Alignvest, intends to pay the following bonuses to certain of its personnel who have been instrumental in sourcing and completing the Arrangement (with all founders' TIP Inc. Common Shares to be reduced proportionately by any forfeiture thereof), and in all cases subject to similar anti-dilution provisions which apply to the warrants

(a)

to Mr. Sanjil Shah, an officer of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 12,921 TIP Inc. Common Shares and 6,460.5 Alignvest Warrants, plus (ii) 93,074 founders' TIP Inc. Common Shares;

(b)

to Mr. Andy Moysiuk, a director of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 2,992 TIP Inc. Common Shares and 1,496 Alignvest Warrants, plus (ii) 21,551 founders' TIP Inc. Common Shares; and

(c)

to certain other employees or consultants who will not be officers or directors of either AMC or TIP Inc., an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 71,162 TIP Inc. Common Shares and 35,581 Alignvest Warrants, plus (ii) 512,578 founders' TIP Inc. Common Shares.

In the case of founders' TIP Inc. Common Shares which are subject to forfeiture, if the recipient is not actually engaged by AMC for any reason at the date of forfeiture, no bonus shall be payable in respect thereof (in certain cases, death or disability are excluded events). As well, if at any time prior to the date of payment either (I) there is a termination for cause, or (II) the individual in question breaches any material obligation owed to AMC or its affiliates which is not cured within 10 days following written notice thereof, then no bonus shall be owing to the terminated individual.

The bonus will be payable in cash and net of withholding or other taxes. The bonus will be generally be due in whole or in part following the sale by AMC of TIP Inc. Common Shares, provided that after a specified term AMC will have the option to pay in kind.

Alignvest has consented to these arrangements.

Loan Arrangements

AMC owes the following individuals the amounts specified below on a non-interest bearing basis

(a)	$103,658 to Mr. Sanjil Shah, an officer of AMC;

(b)	$20,004 to Mr. Andy Moysiuk, a director of AMC; and

(c)	a total of $214,334 to various other employees or consultants of AMC who will not be officers or directors of either AMC or TIP Inc.

The loans in question may be required to be repaid in the discretion of each individual on 30 days' prior written notice following the expiry of all contractual resale and forfeiture restrictions applicable to the TIP Inc. Common Shares owned by AMC (or on a pro rata basis as any such restrictions expire in part).

Following closing, the individuals intend to permit AMC (subject to any required approvals) to repay the loans as follows. For each $10,000 owing, the loan could be repaid either by way of (I) the transfer to the individual of (i) approximately 997 TIP Inc. Common Shares and 499 Alignvest Warrants, plus (ii) approximately 7,183 founders' TIP Inc. Common Shares (reduced proportionately by any forfeiture thereof), and with (i) and (ii) subject to similar anti-dilution provisions which apply to the warrants, or (II) the cash equivalent thereof determined as of the date of payment (grossed up for any additional tax payable as a result of paying in cash rather than in securities).

In certain cases, if an individual has not required repayment within five years following the closing of the Arrangement then AMC may in its discretion elect to repay the loans on the same terms.

In certain cases, if an individual receives securities then 50% of the securities received shall be subject to resale restrictions for a 12 month period, which shall be accelerated, on a pro rata basis, in proportion to sales of similar securities by AMC from its holdings.

Certain restrictive covenants apply to the individuals in question.

Alignvest has consented to these arrangements.

Investor Rights Agreements

It is a condition to the completion of the Arrangement under the Arrangement Agreement that each of SG Enterprises and AMC shall have entered into an investor rights agreement (each, an "Investor Rights Agreement") with TIP Inc.

Under the terms of each of the Investor Rights Agreements, SG Enterprises and AMC (each, the "Investor") shall each have the right to nominate two directors to the TIP Inc. Board, provided that (i) any nominee proposed by the Investor consents in writing to serve as a director; and (i) such nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the TIP Inc. Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the TIP Inc. Board.

The Investor shall have the right to nominate two directors to the TIP Inc. Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of TIP Shares (as defined below) owned by the Investor. After such time, the Investor shall each have the right to nominate two directors to the TIP Inc. Board for so long the Relevant Percentage Ownership of TIP Shares owned by the Investor is greater than 7.5% . If the Relevant Percentage Ownership of TIP Shares owned by the Investor is

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one director to the TIP Inc. Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Trilogy Parent Board.

For the purposes of the Investor Rights Agreements, the Relevant Percentage Ownership of TIP Shares shall mean

(a)

for SG Enterprises, the percentage determined by dividing (a) the sum of (i) the number of TIP Inc. Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for TIP Inc. Common Shares; by (b) the sum of (i) the number issued and outstanding of TIP Inc. Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b)

for AMC, the percentage determined by dividing (a) the sum of (i) the number of TIP Inc. Common Shares directly or indirectly beneficially owned by AMC (including any TIP Inc. Common Shares directly or indirectly beneficially owned by Alignvest Partners), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for TIP Inc. Common Shares, by (b) the sum of (i) the number issued and outstanding of TIP Inc. Common Shares; plus (ii) the number of issued and outstanding Trilogy Class C Units.

In addition to the foregoing, following the Effective Date and for as long as the Investor has the right to nominate at least one director to the TIP Inc. Board, the Investor shall also have the right under the Investor Rights Agreement, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors to the TIP Inc. Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors (i) satisfying the consent and BCBCA eligibility requirements specified above; (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) not directly or indirectly owning any Trilogy Class C Units.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with TIP Inc. of the persons who will serve as directors and executive officers of TIP Inc. after giving effect to the Arrangement are set out below. Each of the seven proposed members of the TIP Inc. Board will be formally appointed to the TIP Inc. Board pursuant to the Arrangement.

Directors

Name and Province and Country of Residence	Present Principal Occupation

Theresa E. Gillespie Washington, U.S.	Manager of Trilogy
Bradley J. Horwitz Washington, U.S.	Manager of Trilogy
Mark Kroloff(1)(2) Alaska, U.S.	Managing Partner, First Alaskan Capital Partners
Anthony Lacavera(1) Ontario, Canada	Chairman of Globalive Capital
Nadir Mohamed(1)(2)(3) Ontario, Canada	Corporate Director
Reza Satchu Ontario, Canada	Managing Partner, Alignvest Management Corporation
John W. Stanton(2)(4) Washington, U.S.	Manager of Trilogy

Notes

(1)	Proposed member of the Audit Committee
(2)	Proposed member of the C&CG Committee
(3)	Proposed Lead Director of the TIP Inc. Board
(4)	Proposed Chairman of the TIP Inc. Board

As the proposed directors of TIP Inc. set forth above, other than Reza Satchu and Nadir Mohammed, who are currently directors of Alignvest, are not current directors of Alignvest and will not become directors of TIP Inc. until the completion of the Arrangement, they will not be subject to liability for any misrepresentation in this prospectus.

The directors of TIP Inc. will thereafter be elected by TIP Inc. Shareholders at each annual meeting of shareholders, and will hold office until the next annual meeting of TIP Inc., unless (i) his or her office is earlier vacated in accordance with the Articles of TIP Inc.; or (ii) he or she becomes disqualified to act as a director.

Further, the directors of TIP Inc. will be authorized to appoint one or more additional directors of TIP Inc., such appointed directors shall cease to hold office immediately before the election of directors at the next annual meeting of shareholders of TIP Inc., but are eligible for re-election, provided that the total number of directors so appointed may not exceed one third of the number of directors of TIP Inc. approved pursuant to the Arrangement Resolution or elected at the previous annual meeting of shareholders of TIP Inc., as the case may be.

Executive Officers

Name and Residence	Proposed Position with TIP Inc.	Present Principal Occupation

Bradley J. Horwitz	Chief Executive Officer	President and Chief Executive Officer
Washington,U.S.
Erik Mickels	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer
Washington,U.S.
Scott Morris	Senior Vice President and General Counsel	Senior Vice President and General Counsel
Washington,U.S.
Juan Pablo Calvo	Chief Executive Officer of NuevaTel	Chief Executive Officer of NuevaTel
Bolivia
StewartSherriff	Chief Executive Officer of 2degrees	Chief Executive Officer of 2degrees
New Zealand

Based on the expected shareholdings following completion of the Arrangement, the proposed directors and executive officers of TIP Inc., as a group, are expected to beneficially own, or control or direct, directly or indirectly, approximately (i) 10,867,722 TIP Inc. Common Shares, representing approximately 21.7% of the expected number of outstanding TIP Inc. Common Shares; and (ii) 20,252,855 Trilogy Class C Units, representing approximately 51.7% of the expected number of outstanding Trilogy Class C Units, upon completion of the Arrangement. In the aggregate, the proposed directors and officers listed above are expected to hold approximately 34.9% of the total voting power of TIP Inc., assuming that all holders of Trilogy Class C Units have properly provided voting instructions to the Trustee and no redemptions of TIP Inc. Class A Restricted Voting Shares. Assuming redemption levels of TIP Inc. Class A Restricted Voting Shares of 25% and 50%, the proposed directors and officers listed above are expected to hold approximately 37.7% and 40.9% of the total voting power of TIP Inc., assuming that all holders of Trilogy Class C Units have properly provided voting instructions to the Trustee. The foregoing assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan ("Corporate Structure - TIP Inc. - 2degrees Pre-Emptive Rights"). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information regarding the issued and outstanding securities of TIP Inc. following the Arrangement.

Biographies

The following are brief profiles of the proposed directors and executive officers of the TIP Inc., including a description of each individual's principal occupation within the past five years.

Directors

John W. Stanton. John W. Stanton was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless and its predecessors from 1992 until Alltel's acquisition of Western Wireless on August 1, 2005. Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International, was licensed to provide wireless communications services in 11 countries, including the Baltics, the Caucasus, Africa, the Caribbean, Latin America and the former Soviet Republics. Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA, formerly Voicestream, a former subsidiary of Western Wireless, from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular, serving as Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and as Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the board of directors of Microsoft, Costco and Columbia Sportswear, each of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Chief Executive Officer of the Seattle Mariners. Mr. Stanton has a bachelor's degree in political science from Whitman College and an MBA from Harvard University.

Bradley J. Horwitz. Bradley J. Horwitz has been Trilogy's President and Chief Executive Officer since it commenced operations in 2006. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the entity that resulted in AT&T Wireless in 1994, Mr. Horwitz joined the management team of Western Wireless. Mr. Horwitz was Executive Vice President of Western Wireless from March 2000 until August 1, 2005, and was President of Western Wireless International beginning in 1995. Mr. Horwitz led Trilogy's expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Cote d'Ivoire, Bolivia, Haiti, Iceland, Ireland and Austria. Mr. Horwitz serves on the board of the Center for Global Development and the Mobile Giving Foundation, which created the "text to give" technology that was instrumental in raising over $40 million after the January 2010 earthquake in Haiti.

Theresa Gillespie. Theresa E. Gillespie has been a Manager of Trilogy since 2005. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton controlled since 1988. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. Ms. Gillespie is the tax matters partner for Trilogy. Ms. Gillespie is married to Mr. Stanton.

Mark Kroloff. Mark Kroloff is the managing member of First Alaskan Capital Partners, LLC, a private investment firm that focuses on investments in telecommunications, energy, and financial services companies. Mr. Kroloff previously served as Chief Operating Officer of Arctic Slope Regional Corporation, where he oversaw operating businesses in telecommunications, oil field services, refining and construction. Prior to that, Mr. Kroloff served as Chief Operating Officer of Cook Inlet Region, Inc. During his tenure, Cook Inlet was one of the largest minority-owned wireless, television, and radio operator in the U.S. Prior to that, he was a lawyer with the firm of Munger, Tolles & Olson. Mr. Kroloff serves on the board of directors of General Communication, Inc., an integrated telecommunications provider. He received his bachelor's degrees from Claremont McKenna College and his law degree from the University of Texas School of Law.

Anthony Lacavera. Anthony Lacavera is the Chairman of Globalive Capital and the Founder and former Chairman and CEO of WIND Mobile Canada and Globalive Communications. Mr. Lacavera founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of over 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion. Mr. Lacavera currently serves on the board of Founders Advantage Capital Corp., and previously served on the boards of Frankly Inc., Keek Inc., Lingo Media Corporation, and Vogogo Inc. Mr. Lacavera was named Canada's CEO of the Year in 2010 by the Globe and Mail's Report on Business Magazine, Canada's Top 40 Under 40 in 2006 and one of the 50 Most Influential Torontonians by Toronto Life Magazine in 2013. Mr. Lacavera is an Honorary Fellow of St. Michael's College at the University of Toronto and is a member of the University of Toronto Engineering Hall of Distinction. He has a reputation as a disruptive entrepreneur that has changed Canada's telecommunications landscape. In 2007, Mr. Lacavera founded the Shamba Foundation, the charitable arm of Globalive.

Nadir Mohamed. Nadir Mohamed is a director of Alignvest, and is also Chairman of the Board of Directors of AMC. Mr. Mohamed is a highly accomplished operating executive who was most recently President and Chief Executive Officer of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company's Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he had held senior positions at Telus Communications and at BC Telecom. Mr. Mohamed currently serves on the Board of Directors of TD Financial Group, and as the Chair of Scale Up Ventures. Mr. Mohamed has been named one of the world's most successful immigrants by Bloomberg and he was honoured by the United Nations Association in Canada at their 2013 Global Citizens Dinner. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a CA and FCA designation.

Reza Satchu. Reza Satchu is the current President, Chief Executive Officer and a director of Alignvest. He is also Managing Partner and Co-Founder of AMC. Mr. Satchu has co-founded, built and / or managed several operating businesses from inception including SupplierMarket, a supply chain software company with over 125 employees and investors that included KKR executives and Sequoia Capital, which was sold to Ariba for stock consideration implying an enterprise value of U.S.$924 million; StorageNow, which became one of Canada's largest self-storage companies prior to being sold to InStorage REIT for cash consideration of $110 million; and KGS-Alpha Capital Markets, a U.S. fixed-income broker dealer with over U.S.$150 million of equity capital. Previously, Mr. Satchu was a General Partner at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received "Canada's Top 40 Under 40™" Award, has served on the Board of Directors of the Toronto Hospital for Sick Children Foundation (having served as Vice-Chairman of the Board from 2009 to 2011), is a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada's most promising undergraduate students. From 2003 to 2009, he was an Adjunct Professor at the University of Toronto. Mr. Satchu has a bachelor's degree in economics from McGill University and an MBA from Harvard University.

Executive Officers

Bradley J. Horwitz. Please see Mr. Horwitz's biograph above.

Erik Mickels. Erik Mickels joined Trilogy in March 2014 as the company's Chief Accounting Officer and Vice President - Corporate Controller and has since also assumed responsibilities as Trilogy's CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi-national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

Scott Morris. Scott Morris has been Trilogy's Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President - External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular Communications and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.

Juan Pablo Calvo. Juan Pablo Calvo has 36 years of executive level experience in telecommunications, construction and other industrial organizations. He has been the Chief Executive Officer of NuevaTel since 2010 and also held the same position from 2001 to 2006. Mr. Calvo served as the Business Development Vice President of Trilogy between 2008 and 2010 and was Trilogy's Vice President Operations - Latin America and the Caribbean from 2006 to 2008. Prior to joining Trilogy and NuevaTel, Mr. Calvo held a number of executive level positions, including acting as Chief Executive Officer of Telecel S.A. (Millicom Bolicia), now TIGO Bolivia, from 1993 to 1998.

Stewart Sherriff. Stewart Sherriff began his career serving in a variety of technology positions in BT (formerly British telecom), Telstra and Optus (Australian telecommunications carriers), and Tretech Solutions (a contractor for AT&T Wireless in Saudi Arabia). In 1997, he was engaged by SmarTone Mobile Communications, the first GSM wireless carrier in Hong Kong, as its Head of Operations. He joined WWI as Vice President - Operations in 1997. As part of WWI, Stewart served as CEO of Irish mobile third entrant Meteor from 2003-2005 and worked in mobile businesses owned by WWI in Europe, South America, Africa, and the US. He was on the board of Telering Austria, one of WWI's subsidiaries. After WWI's parent, Western Wireless, was purchased by Alltel in 2005, Mr. Sherriff became Senior Vice President and Chief Technical Officer of Trilogy Partnership International. With Trilogy as 2degrees' majority shareholder, he served as Chairman of 2degrees prior to taking on the role of Chief Executive Officer of 2degrees in 2013.

Other Reporting Issuer Experience

The following table sets out the proposed directors of TIP Inc. that are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction, other than Alignvest, as of the date hereof

Name	Name of Reporting Issuer

Anthony Lacavera	Founders Advantage Capital Corp.

Nadir Mohamed	TheToronto-DominionBank

John W. Stanton	Microsoft
Costco
Columbia Sportswear

Mark Kroloff	General Communication, Inc.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alignvest and Trilogy, no proposed nominee for election as a director or proposed executive officer of TIP Inc. has been, at the date of the prospectus or within the last 10 years (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director or executive officer of TIP Inc. has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of Alignvest, no proposed director or executive officer of TIP Inc. has, within the 10 years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receive manager or trustee appointed to hold the assets of the director or executive officer.

Majority Voting Policy

It is expected that TIP Inc. will adopt a majority voting policy consistent with TSX requirements prior to the first uncontested meeting of shareholders at which directors are to be elected.

Conflicts of Interest

Certain of the proposed directors and executive officers of TIP Inc. are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with TIP Inc. from time to time. The BCBCA requires, among other things, that the directors and executive officers of TIP Inc. act honestly and in good faith with a view to the best interest of TIP Inc., to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with TIP Inc. and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. See also "Corporate Governance" and "Risk Factors" in this prospectus.

Directors' and Officers' Liability Insurance

TIP Inc. intends to carry a directors' and officers' liability insurance policy which will be designed to protect TIP Inc. and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of TIP Inc. Such policy will be written with a maximum limit and be subject to a corporate deductible on all claims.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

TIP Inc. operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, TIP Inc. needs to attract, retain and motivate a highly talented team of executives. TIP Inc. expects its team to possess and demonstrate strong leadership and management capabilities, as well as foster TIP Inc.'s company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

TIP Inc.'s executive compensation program will be designed to achieve the following objectives

•

provide market-competitive compensation opportunities in order to attract and retain talented, high- performing and experienced executive officers, whose knowledge, skills and performance are critical to TIP Inc.'s success;

•	motivate these executive officers to achieve TIP Inc.'s business objectives;

•	align the interests of TIP Inc.'s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of TIP Inc.'s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Named Executive Officers

It is expected that the "named executive officers" of TIP Inc. will include Bradley J. Horwitz as the Chief Executive Officer, Erik Mickels as Senior Vice-President ("SVP") and Chief Financial Officer, Scott Morris as SVP and General Counsel, Juan Pablo Calvo as Chief Executive Officer of NuevaTel and Stewart Sherriff as Chief Executive Officer of 2degrees. An issuer's "named executive officers" are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation is, individually, more than $150,000.

It is anticipated that the TIP Inc. Board will adopt a written charter for the C&CG Committee that establishes, among other things, the C&CG Committee's purpose and its responsibilities with respect to executive compensation (see "Corporate Governance - C&GC Committee"). The charter of the C&CG Committee will provide that such committee shall, among other things, assist the TIP Inc. Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Although formal executive compensation arrangements for the executive officers of TIP Inc. have not yet been determined, it is anticipated that TIP Inc. will adopt a compensation structure for executive officers that is consistent with its peers and designed to provide strong incentives for business growth. Following completion of the Arrangement, TIP Inc. intends to retain a compensation consultant or advisor to assist the TIP Inc. Board in determining compensation for TIP Inc.'s executive officers.

TIP Inc. is also expected to retain certain portions of Trilogy's existing compensation arrangements for the executive officers of TIP Inc. following the completion of the Arrangement, as more particularly described below under the headings "Summary Compensation" and "Employment Agreements, Termination and Change of Control Benefits". However, it is expected that the TIP Inc. Board will review and adjust such executive compensation to the extent necessary to ensure that compensation is in line with TIP Inc.'s compensation philosophy.

It is anticipated that, following the Effective Date, the executive officers' compensation will include the following major elements (i) base salary, reviewed annually and increased for merit reasons based on the executive's success in meeting or exceeding individual objectives; (ii) short-term incentives based on the results of an executive's scorecard; (iii) long-term equity incentives, granted from time-to-time under the RSU Plan to be adopted by the TIP Inc. Board (see "Equity Incentive Plan Descriptions - RSU Plan"); and (iv) customary benefit programs.

TIP Inc. will continue to evaluate its philosophy and compensation programs as circumstances require and plans to review compensation on an annual basis. As part of this review process, TIP Inc. expects to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to TIP Inc. if it were required to find a replacement for a key employee.

Summary Compensation Table

The following table sets out information concerning the expected compensation to be earned by, paid to, or awarded to the five expected NEOs of TIP Inc. during the year ended December 31, 2017 based on Trilogy's historic executive compensation practices. Upon completion of the Arrangement, it is expected that the TIP Inc. Board will review and adjust the executive compensation for its NEOs to the extent necessary to ensure that the compensation is in line with TIP Inc.'s compensation philosophy and objectives. Accordingly, the information provided below is subject to change following completion of the Arrangement.

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(2)	Long-term incentive plans

Bradley J.	2017	400,000	-	-	300,000	-	-	15,000	715,000
Horwitz, Chief
Executive Officer
Erik Mickels,	2017	300,000	-	-	150,000	91,200(3)	-	15,000	556,200
Senior Vice
President and
Chief Financial
Officer
Scott Morris,	2017	300,000	-	-	150,000	147,500(3)	-	36,000	633,500
Senior Vice
President and
General Counsel
Juan Pablo Calvo,	2017	325,000	2,500,000(6)	-	150,000	-	-	105,000	3,080,000
Chief Executive
Officer of
NuevaTel
Stewart Sherriff,	2017	500,000(8)	-	-	500,000	-	-	-	1,000,000
Chief Executive
Officer of
2degrees(7)

Notes

(1)	Except as disclosed in the Summary Compensation Table, the anticipated value of any share-based or option-based awards for the year ended December 31, 2017 has not been determined at this time.
(2)

Amounts reflect the annual bonuses that are expected to be awarded to the NEO in 2017 in respect of the year ended December 31, 2016. The actual amount of cash bonuses paid out in 2017 may change depending on Trilogy's ongoing performance.

(3)

Amounts to be earned by Mr. Mickels and Mr. Morris in 2017 relate to the annual vesting of retention bonuses to be paid out to Mr. Mickels and Mr. Morris in 2018 pursuant to the Employee Retention Policy. See "Employment Agreements, Termination and Change of Control Benefits" below for additional information.

(4)

It is not expected that TIP Inc. will have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with retirement.

(5)	Amounts represent estimated health insurance and 401(k) matching benefits. With respect to Mr. Calvo, this amount also includes a travel allowance.
(6)	Represents a one-time RSU grant to Mr. Calvo that is expected to be made in 2017 that will be subject to vesting, as part of a compensation package to incent continued performance.
(7)	See "The Sherriff Agreement" below for additional information on the terms of Mr. Sherriff's employment with 2degrees.
(8)	Approximation based on the current foreign exchange rate between New Zealand dollars and U.S. dollars.

Employment Agreements, Termination and Change of Control Benefits

Other than as set out below with respect to Mr. Sherriff, TIP Inc.'s senior executives will enter into employment agreements with TIP Inc. following the Effective Date. It is expected that the employment agreements of the proposed executive officers of TIP Inc. to be entered into with TIP Inc. following the Effective Date will contain customary change of control provisions. The specific terms of the employment contracts to be entered into with TIP Inc.'s senior executives will be subject to review and approval by the C&CG Committee and the TIP Inc. Board.

The Sherriff Agreement

It is expected that prior to completion of the Arrangement, 2degrees will enter into a three year employment agreement between it and Stewart Sherriff, the CEO of 2degrees, replacing a prior three year agreement that expired in September 2016. The agreement is expected to be on substantially the same terms as Mr. Sherriff's previous employment agreement (the "Sherriff Agreement") except that it will establish a fixed annual salary for the three year term of NZD$700,000 and will be effective retroactively to the expiration date of the Sherriff Agreement. The Sherriff Agreement sets forth Mr. Sherriff's base salary and annual bonus, and which includes, among other things, provisions regarding confidentiality, non-competition, non-solicitation, conflicts of interest, employee obligations, as well as eligibility for 2degrees' benefit plans. Under the Sheriff Agreement, Mr. Sherriff's annual salary was NZD$621,000 and he was entitled to a bonus of up to 150% of his base salary, depending on targets established by the 2degrees board related to the performance of 2degrees, as well as equity incentive grants.

2degrees may terminate the Sherriff Agreement for whatever reason upon one day's notice and payment of NZD$605,000 to Mr. Sherriff, as well as payment to relocate Mr. Sherriff's family and personal effects to the United States. Mr. Sherriff may terminate the Sheriff Agreement upon four months' notice in writing. 2degrees is not obliged to accept a longer notice period and may, among other things, pay remuneration in lieu of some or all of this notice period.

Employee Retention Policy

In addition to the provisions of any employment agreement to be entered into following the Effective Date, Trilogy implemented an annual bonus, severance and retention benefit policy in March 2015 (the "Employee Retention Policy") for certain of its employees. This Employee Retention Policy will remain in place following the completion of the Arrangement and will apply with respect to, among others, Mr. Mickels and Mr. Morris (each, a "subject employee"), both of whom are expected to be NEOs of TIP Inc. Under the Employee Retention Policy, each subject employee is entitled to both severance benefits and retention bonuses.

With respect to severance benefits, if (i) the subject employee is terminated by Trilogy without Cause or resigns for Good Reason before January 1, 2018, or (ii) there is a Change of Control of Trilogy before January 1, 2018, and the employee is terminated without Cause or resigns for Good Reason within 12 months following the Change of Control (as such terms are defined below), the subject employee is entitled to receive 12 months' severance based on the subject employee's base salary at the time of termination. Assuming the subject employee had been terminated by Trilogy without Cause or resigned for Good Reason on December 31, 2015, the expected severance payment under the Employee Retention Policy to Mr. Mickels and Mr. Morris would have been U.S.$158,079.96 and U.S.$295,000, respectively.

With respect to retention bonuses, each subject employee is entitled to a retention bonus equal to the sum of (i) 100% of his 2015 annual base salary; and (ii) his 2015 performance bonus target, and will be paid such amount in full if the subject employee continues to be employed by Trilogy as of December 31, 2017. If the subject employee voluntarily resigns prior to December 31, 2017, he will not be eligible for any portion of the retention bonus under the Employee Retention Policy. If the subject employee is terminated without Cause or resigns for Good Reason (i) prior to January 1, 2018 but following January 1, 2017, the subject employee will receive the full retention bonus amount; and (ii) prior to January 1, 2017, the Policy employee will receive two-thirds of the retention bonus amount. The retention bonus payable to Mr. Mickels and Mr. Morris, assuming they are employed by Trilogy as of December 31, 2017, shall be U.S.$273,600 and U.S.$442,500, respectively, and is payable in 2018.

For the purposes of the Employee Retention Policy

[ ]

"Cause" means: (i) willful misconduct, insubordination, dishonesty, fraud, gross neglect of duty, or knowing and material violation of the policies and procedures of Trilogy, or deterioration in job performance by subject employee that is detrimental to Trilogy completing timely its financial reporting requirements; (ii) willful acts (or intentional failures to act) in bad faith that materially impair the business, goodwill or reputation of Trilogy or any of its affiliates; or (iii) conviction of a felony or commission of acts that could reasonably be expected to result in such a conviction.

[ ]

"Good Reason" means: (i) demotion or significant reduction in the nature or status of the subject employee's responsibilities, as compared to responsibilities the subject employee had at the time of a Change in Control (as defined below) (but a change in the title or location of the office to which the subject employee reports does not itself constitute a demotion or significant reduction in responsibilities); (ii) a relocation of the subject employee's place of employment to a venue that is 25 miles or more further away from the subject employee's residence than downtown Bellevue, Washington State; or (iii) a material failure of Trilogy or its successor to fulfill its employment obligations, as set forth in the employee handbook or in any written employment agreement between Trilogy and the subject employee.

[ ]	"Change of Control" means: (i) the transfer of substantially all of the assets of Trilogy (except for a transfer to an entity that is controlled by Trilogy); (ii) a merger or consolidation of Trilogy if it is not the surviving entity or if the holders of voting equity interests in Trilogy hold less than 50% of the outstanding voting equity interests of the surviving entity; or (iii) the dissolution and liquidation of Trilogy. The Arrangement will not constitute a Change of Control for the purposes of the Employee Retention Policy.

Directors

In consideration for serving on the TIP Inc. Board, each independent director will be paid an annual retainer of up to $100,000, of which 2/3 is expected to be paid in DSUs and 1/3 in cash, and will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. Non-independent directors are not expected to be compensated for their role on the TIP Inc. Board or its committees.

All current directors and officers of Alignvest, as well as all those to be appointed at closing, will be indemnified on customary terms by both Alignvest and Trilogy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this prospectus, no current, former, or proposed director, executive officer or employee of TIP Inc., nor any of their associates, is or has been at any time during the most recently completed financial year, indebted to Alignvest or Trilogy, or is expected to be indebted to TIP Inc. following the completion of the Arrangement.

AUDIT COMMITTEE

The following disclosure is based on the present expectations of TIP Inc. with respect to the formal establishment of the Audit Committee (the "Audit Committee") of the TIP Inc. Board (without changes to the proposed composition) and the ratification and adoption of its proposed mandate (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See "Notice to Readers" in this prospectus. The proposed mandate of the Audit Committee is set out in Appendix H to this prospectus.

Composition of TIP Inc. Audit Committee

On the Effective Date, the Audit Committee is expected to consist of Mark Kroloff, Anthony Lacavera, and Nadir Mohamed. Each member of the Audit Committee is expected to be independent (as defined in NI 52-110) and none is expected to receive, directly or indirectly, any compensation from TIP Inc. other than for service as a member of the TIP Inc. Board and its committees. All proposed members of the Audit Committee will be financially literate (as defined under NI 52-110).

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Kroloff, Mr. Lacavera and Mr. Mohamed in "Directors and Executive Officers - Biographies" in thisprospectus.

Pre-Approval Policies and Procedures

The Audit Committee will adopt requirements regarding pre-approval of non-audit services as part of its Audit Committee Mandate. The Audit Committee Mandate will require that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to TIP Inc. (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the TIP Inc. Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

All audit and non-audit services to be provided by TIP Inc.'s external auditor will be required to be pre-approved by the Audit Committee. It is expected that on an annual basis, TIP Inc.'s Audit Committee will pre-approve a budget for certain specific non-audit services such as assistance with tax returns.

CORPORATE GOVERNANCE

Unless otherwise indicated, the following disclosure is based on the present expectations of TIP Inc. in respect of its corporate governance practices and the formal establishment of committees of the TIP Inc. Board described below (without changes to the proposed composition) and the ratification and adoption of their respective proposed mandates (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See "Notice to Readers" in this prospectus.

Statement of Corporate Governance Practices

TIP Inc.'s corporate governance disclosure obligations are set out in the Canadian Securities Administrators' NI 58-101, NP 58-201 and NI 52-110. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with referencetotheGuidelines.

Set out below is a description of TIP Inc.'s anticipated approach to corporate governance in relation to the Guidelines.

Board of Directors

On the Effective Date, it is expected that the TIP Inc. Board will be comprised of seven directors John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Mark Kroloff and Anthony Lacavera. By approving the Arrangement Resolution, Alignvest Shareholders will be deemed to have approved the proposed directors of TIP Inc., who are formally appointed pursuant to the Arrangement. Up to two (2) additional directors may be appointed at or shortly following closing.

The primary function of the TIP Inc. Board will be to supervise the management of the business and affairs of TIP Inc., including the responsibility for the strategic planning process, risk management, succession planning, approving and communicating a communications policy and disclosure policy, setting internal controls, corporate governance, senior management compensation and oversight, director compensation and assessment and approving material transactions and contracts. The TIP Inc. Board will also be responsible for reviewing the succession plans for TIP Inc., including appointing, training and monitoring senior management to ensure that the TIP Inc. Board and management have appropriate skill and experience. The TIP Inc. Board will establish an Audit Committee and C&CG Committee. See "Directors and Executive Officers" in this prospectus for a chart setting out the membership of each of the proposed committees of the TIP Inc. Board.

Following the Effective Date, the TIP Inc. Board will adopt a majority voting policy for the election of directors. For a description of such proposed policy, see "Directors and Executive Officers - Majority Voting Policy" in this prospectus.

The TIP Inc. Board will delegate to the applicable committee those duties and responsibilities set out in each committee's proposed mandate. The primary mandate of the Audit Committee will be to provide assistance to the TIP Inc. Board in fulfilling its responsibility to TIP Inc. Shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of TIP Inc., to review the financial statements of TIP Inc. and public disclosure documents containing financial information and to assist TIP Inc. with the legal compliance and ethics programs as established by management and by the TIP Inc. Board and as required by law.

The primary mandate of the C&CG Committee with respect to compensation will be to approve corporate goals and objectives relevant to the compensation of TIP Inc.'s CEO and to make recommendations with respect to TIP Inc.'s CEO compensation based on its evaluation, to recommend compensation arrangements for the directors, committee members and chairs, and the TIP Inc. Chairman, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for TIP Inc.'s CFO and senior management of TIP Inc. The primary mandate of the C&CG Committee with respect to corporate governance will be to assess the effectiveness of the TIP Inc. Board, of committees of the TIP Inc. Board and of the directors of the TIP Inc. Board, to recommend to the TIP Inc. Board candidates for election as directors and candidates for appointment to Board committees and to advise the TIP Inc. Board on enhancing TIP Inc.'s corporate governance through a continuing assessment of TIP Inc.'s approach to corporate governance.

Independence of the TIP Inc. Board

NI 58-101 defines an "independent director" as a director who has no direct or indirect material relationship with TIP Inc. A "material relationship" is in turn defined as a relationship which could, in the view of the TIP Inc. Board, be reasonably expected to interfere with such member's independent judgment. In determining whether a particular director is an "independent director" or a "non-independent director", the TIP Inc. Board will consider the factual circumstances of each director in the context of the Guidelines.

It is expected that the TIP Inc. Board will be comprised of seven members. Bradley J. Horwitz is not considered independent for the purposes of NI 58-101 because he will be part of management of TIP Inc. John W. Stanton and Theresa Gillespie are not considered independent for the purposes of NI 58-101 because of their respective equity ownership in, and prior role with, Trilogy. Reza Satchu is not considered independent for the purposes of NI 58-101 because he was, prior to the Effective Date, an executive officer of Alignvest, TIP Inc.'s predecessor company.

Chairman and lead Director

John W. Stanton will serve as the Chairman of TIP Inc. The Chairman will be responsible for the management, development and effective functioning of the TIP Inc. Board and will provide leadership in every aspect of its work. As Mr. Stanton is not independent for the purposes of NI 58-101, it is expected that TIP Inc. will appoint Nadir Mohamed as the Lead Director of the TIP Inc. Board. The position descriptions for TIP Inc.'s Chairman and Lead Director will set out the Chairman's and the Lead Director's key responsibilities. The Lead Director and each committee can also engage outside consultants without consulting management. This helps ensure they receive independent advice as they feel necessary.

Meeting in-camera

The TIP Inc. Board and committees will hold regularly scheduled meetings without management and non-independent directors. These discussions will generally form part of the committee chairs' reports to the TIP Inc. Board. TIP Inc.'s Chairman will encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Succession planning

The C&CG Committee (with the advice of TIP Inc.'s Chairman) will provide primary oversight of succession planning for senior management, the performance assessment of TIP Inc.'s CEO, and TIP Inc. CEO's assessments of the other senior officers. The C&CG Committee will conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, will approve the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions. The C&CG Committee will have an emergency succession plan and contingency plan for TIP Inc.'s CEO for a scenario in which the CEO suddenly and unexpectedly was unable to perform his duties for an extended period.

The independent directors will participate in the assessment of the performance of TIP Inc.'s CEO every year. The TIP Inc. Board will approve all appointments of executive officers.

Board Mandate

The TIP Inc. Board will be responsible for the overall stewardship of TIP Inc. The TIP Inc. Board will discharge this responsibility directly and through delegation of specific responsibilities to committees of the TIP Inc. Board, TIP Inc.'s Chairman and Lead Director, and officers of TIP Inc., all as more particularly described in the TIP Inc. Mandate that will be adopted by the TIP Inc. Board. The proposed TIP Inc. Board Mandate is attached as Appendix I to this prospectus.

Position Descriptions

The TIP Inc. Board will have written position descriptions for TIP Inc.'s Chairman, Lead Director, chairs of each of the committees of the TIP Inc. Board and TIP Inc.'s CEO. TIP Inc.'s Board Mandate and the committee mandates for the Audit Committee and C&CG Committee will set out in writing the roles of the TIP Inc. Board and the committees in supervising management of TIP Inc.

Director Term Limits/Mandatory Retirement

The TIP Inc. Board will consider the matters of term limits and mandatory retirement. At this time, TIP Inc. does not expect that these types of policies would be appropriate for the TIP Inc. Board. TIP Inc. believes that a rigorous self-evaluation process combined with input from an external third party governance firm would be a more effective and transparent manner to ensure that TIP Inc.'s directors add value and remain strong contributors.

Diversity

Board of Directors

TIP Inc. recognizes the benefits that diversity brings to the company. The TIP Inc. Board will aim to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting TIP Inc. This belief in diversity will be reflected in a written Diversity Policy that will be adopted by the TIP Inc. Board. The Diversity Policy will state that the TIP Inc. Board should include individuals from diverse backgrounds, having regard to, among other things, gender, status, age, business experience, professional expertise, education, nationality, race, culture, language, personal skills and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the TIP Inc. Board will be an important component of the selection process for new TIP Inc. Board members.

One of the seven proposed directors of TIP Inc. is female, representing 14.3% of the proposed members of the TIP Inc. Board. TIP Inc. recognizes the value of the contribution of members with diverse attributes on the TIP Inc. Board and will be committed to ensuring that there is representation of women on the TIP Inc. Board. However, TIP Inc. does not intend to establish a target regarding the number of women on the TIP Inc. Board. TIP Inc. believes a target would not be the most effective way of ensuring the TIP Inc. Board is comprised of individuals with diverse attributes and backgrounds. TIP Inc. will, however, evaluate the appropriateness of adopting targets in the future.

Management

TIP Inc. believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. TIP Inc. recognizes the value of ensuring that TIP Inc. has leaders who are women. TIP Inc. will work to develop its employees internally and provide them with opportunities to advance their careers. TIP Inc. will build a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative will be to ensure that there are highly-qualified women within TIP Inc. available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, TIP Inc. will weigh a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

None of the proposed executive officers of TIP Inc. are female. TIP Inc. does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. TIP Inc. believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within TIP Inc. and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. TIP Inc. will, however, evaluate the appropriateness of adopting targets in the future.

Orientation and Continuing Education

As set out in the proposed TIP Inc. Board Mandate, TIP Inc. will have a policy of making a full initial orientation and continuing education process available to Board members. All new directors are expected to be provided with an initial orientation regarding the nature and operation of TIP Inc.'s business and the affairs of TIP Inc. and as to the role of the TIP Inc. Board and its committees, as well as the legal obligations of a director of TIP Inc. Existing directors will also be periodically updated on these matters.

In order to orient new directors as to the nature and operation of TIP Inc.'s business, they will be given the opportunity to meet with key members of the management team to discuss TIP Inc.'s business and activities. In addition, new directors will receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of TIP Inc.

TIP Inc.'s Board members will be expected to keep themselves current with industry trends and developments and will be encouraged to communicate with management and, where applicable, auditors, advisors and other consultants of TIP Inc. Board members will have access to TIP Inc.'s in-house and external legal counsel in the event of any questions or matters relating to TIP Inc. Board members' corporate and director responsibilities and to keep themselves current with changes in legislation. TIP Inc. Board members have full access to TIP Inc.'s records.

TIP Inc. will provide on-going continuous education programs through key business area presentations, business updates and operations site visits as appropriate.

Nomination of Directors

The C&CG Committee's role will be to recommend to the TIP Inc. Board candidates for election as directors and candidates for appointment to TIP Inc. Board committees as set out in the C&CG Committee Mandate. TIP Inc.'s Chairman will also consult with the C&CG Committee regarding candidates for nomination or appointment to the TIP Inc.Board.

Ethical Business Conduct

The TIP Inc. Board expects to adopt a Code of Business Conduct and Ethics (the "Code of Ethics"), a written code of business conduct and ethics for TIP Inc.'s directors, officers and employees that sets out the TIP Inc. Board's expectations for the conduct of such persons in their dealings on behalf of TIP Inc. The TIP Inc. Board will establish confidential reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code of Ethics may face disciplinary actions, including dismissal.

The Code of Ethics will be designed to deter wrongdoing and promote honest and ethical conduct; avoidance of conflicts of interests; confidentiality of corporate information; protection and proper use of corporate assets and opportunities; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of any violations of the Code of Ethics; accountability for adherence to the Code of Ethics; and TIP Inc.'s culture of honesty and accountability. A copy of the Code of Ethics may be obtained once adopted by contacting TIP Inc. and requesting a copy from its investor relations contact by mail at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004.

The TIP Inc. Board will monitor compliance with the Code of Ethics by delegating responsibility for investigating and enforcing matters related to the Code of Ethics to management, who will report breaches of the Code of Ethics to TIP Inc.'s General Counsel & Corporate Secretary. Any such investigations and resolutions of complaints will be reviewed by the General Counsel & Corporate Secretary who will report annually to TIP Inc.'s Board thereon. Certain of the matters covered by the Code of Ethics will also be subject to Audit Committee oversight. Any employee who becomes aware of a violation of the Code of Ethics will be required to report the violation to a member of management. Directors and executive officers will be required by applicable law and the Code of Ethics to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law, the Code of Ethics and principles of sound corporate governance will require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and where required by applicable law abstain from voting with respect to the agreement or transaction. The C&CG Committee will be responsible for monitoring such conflicts of interest under the Code of Ethics. The TIP Inc. Board will delegate the communication of the Code of Ethics to employees and to management who will be expected to encourage and promote a culture of ethical business conduct.

Board and Committee Assessment

The C&CG Committee's role will be to assess the effectiveness of the TIP Inc. Board as a whole, the committees of the TIP Inc. Board and the contribution of individual directors.

Audit Committee

It is expected that the Audit Committee will be comprised of three directors of TIP Inc., Mark Kroloff, Anthony Lacavera and Nadir Mohamed, all of whom are expected to be independent and financially literate for purposes of NI 52-110. The role and operation of the Audit Committee are set out in TIP Inc.'s proposed Audit Committee Mandate, the text of which is included as Appendix H to this prospectus. See "Audit Committee" above in this prospectus for further information.

The members of the Audit Committee will be appointed annually by the TIP Inc. Board, and each member of the Audit Committee will serve at the pleasure of the TIP Inc. Board until the member resigns, is removed, or ceases to be a member of the TIP Inc. Board.

C&CG Committee

It is expected that the C&CG Committee will be comprised of three directors. Two of the three expected members of the C&CG Committee, Mark Kroloff and Nadir Mohamed, are expected to be considered "independent" as defined in NI 58-101. It expected that John W. Stanton, who is not considered "independent" as defined in 58-101, will also be a member of the C&CG Committee. However, Mr. Stanton is not expected to receive, directly or in directly, any compensation from TIP Inc. The C&CG Committee will conduct its business on the basis of majority approval, which encourages an objective process for determining compensation.

The members of the C&CG Committee will be appointed annually by the TIP Inc. Board, and each member of the C&CG Committee will serve at the pleasure of the TIP Inc. Board until the member resigns, is removed, or ceases to be a member of the TIP Inc. Board.

To fulfil its role in developing TIP Inc.'s approach to compensation issues, the C&CG Committee shall

(i)	review and approve corporate goals and objectives relevant to the compensation of TIP Inc.'s CEO;

(ii)

evaluate the performance of TIP Inc.'s CEO in light of those corporate goals and objectives, and make recommendations to the TIP Inc. Board with respect to the compensation level of TIP Inc.'s CEO based on its evaluation;

(iii)

review the recommendations to the C&CG Committee of TIP Inc.'s CEO respecting the appointment, compensation and other terms of employment of TIP Inc.'s CFO, all senior management reporting directly to TIP Inc.'s CEO and all other officers appointed by the TIP Inc. Board and, if advisable, approve and recommend for board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)

administer and interpret TIP Inc.'s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the TIP Inc. Board the grant of options thereunder and the terms thereof;

(v)	review TIP Inc.'s pension and retirement arrangements in light of the overall compensation policies and objectives of TIP Inc.;

(vi)

review employment agreements between TIP Inc. and TIP Inc.'s CEO, and between TIP Inc. and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the TIP Inc. Board;

(vii)

review management's policies and practices respecting TIP Inc.'s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or arrangements;

(viii)	recommend to the TIP Inc. Board for its approval the terms upon which directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)

review on a periodic basis the terms of and experience with TIP Inc.'s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before TIP Inc. publicly discloses this information;

(xi)	submit a report to the TIP Inc. Board on human resources matters at least annually; and

(xii)

prepare an annual report for inclusion in TIP Inc.'s Management Information Circular to TIP Inc. Shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of TIP Inc.'s CEO.

As set out in the proposed C&CG mandate, the C&CG Committee's role with respect to corporate governance is expected to include, among other things

(i)

developing and updating a long-term plan for the composition of the TIP Inc. Board that takes into consideration the current strengths, competencies, skills and experience of the TIP Inc. Board members, retirement dates and the strategic direction of TIP Inc., and reporting to the TIP Inc. Board thereon at least annually;

(ii)

undertaking on an annual basis an examination of the size of the TIP Inc. Board, with a view to determining the impact of the number of directors, the effectiveness of the TIP Inc. Board, and recommending to the TIP Inc. Board, if necessary, a reduction or increase in the size of the TIP Inc. Board;

(iii)

endeavouring, in consultation with TIP Inc.'s Chairman (or Lead Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the TIP Inc. Board as a whole, each of the committees of the TIP Inc. Board and each individual director of the TIP Inc. Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(iv)

in consultation with TIP Inc.'s Chairman (or Lead Director, if applicable), and TIP Inc.'s CEO, annually or as required, recruiting and identifying individuals qualified to become new board members and recommending to the TIP Inc. Board new director nominees for the next annual meeting of TIP Inc. Shareholders;

(v)	in consultation with TIP Inc.'s Chairman (or Lead Director, if applicable), annually or as required, recommending to the TIP Inc. Board, the individual directors to serve on the various committees;

(vi)	conducting a periodic review of TIP Inc.'s corporate governance policies and making policy recommendations aimed at enhancing board and committee effectiveness;

(vii)

reviewing overall governance principles, monitoring disclosure and best practices of comparable and leading companies, and bringing forward to the TIP Inc. Board a list of corporate governance issues for review, discussion or action by the TIP Inc. Board or its committees;

(viii)

reviewing the disclosure in TIP Inc.'s public disclosure documents relating to corporate governance practices and preparing recommendations to the TIP Inc. Board regarding any other reports required or recommended on corporate governance;

(ix)

proposing agenda items and content for submission to the TIP Inc. Board related to corporate governance issues and providing periodic updates on recent developments in corporate governance to the TIP Inc. Board;

(x)

conducting a periodic review of the relationship between management and the TIP Inc. Board, particularly in connection with a view to ensuring effective communication and the provision of information to directors in a timely manner;

(xi)

reviewing annually the TIP Inc. Board Mandate and the mandates for each committee of the TIP Inc. Board, together with the position descriptions, if any, of each of TIP Inc.'s Chairman, CEO, lead director, director and committee chairs, and where necessary, recommending changes to the TIP Inc.Board;

(xii)	reviewing and recommending the appropriate structure, size, composition, mandate and members for the committees, and recommending for board approval the appointment of each to board committees;

(xiii)	recommending procedures to seek to ensure that the TIP Inc. Board and each of its committees function independently of management;

(xiv)	monitoring conflicts of interest (real or perceived) of both the TIP Inc. Board and management in accordance with the Code, and other policies on conflicts of interest and ethics; and

(xv)	recommending procedures to permit the TIP Inc. Board to meet on a regular basis without management or non-independent directors.

The C&CG Committee is expected to make recommendations for candidates to the TIP Inc. Board and candidates for appointment to various committees of the TIP Inc. Board, and in making such recommendations is expected to consider the competencies and skills that the TIP Inc. Board considers to be necessary for the TIP Inc. Board as a whole to possess, the competencies and skills that the TIP Inc. Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the TIP Inc. boardroom. The responsibility for approving new nominees to TIP Inc.'s Board will fall to the full TIP Inc. Board. The C&CG Committee may also make, where appropriate, recommendations for the removal of a director from the TIP Inc. Board or from a committee of the TIP Inc. Board if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason it considers appropriate.

Key Governance Documents

Following completion of the Arrangement, it will be expected that many policies and practices will support the corporate framework at TIP Inc. The following documents will constitute key components of TIP Inc.'s corporate governance system and are expected to be made available by TIP Inc. subsequent to completion of the Arrangement

[ ]	Code of Business Conduct and Ethics

[ ]	Board of Directors Mandate

[ ]	Audit Committee Mandate

[ ]	C&CG Committee Mandate

[ ]	Majority Voting Policy for Director Elections

[ ]	Chair of the TIP Inc. Board Position Description

[ ]	Lead director of the TIP Inc. Board Position Description

[ ]	CEO of TIP Inc. Position Description

[ ]	Diversity Policy

[ ]	Disclosure and Insider Trading Policy

STOCK EXCHANGE LISTING

It is a mutual condition precedent to the completion of the Arrangement that the TSX shall have approved the Arrangement as qualifying as Alignvest's "qualifying acquisition" within the meaning of Part X of the TSX Company Manual.

RISK FACTORS

Below are certain risk factors relating to TIP Inc. that Alignvest Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Risks Related to TIP Inc.'s Business

Trilogy has incurred losses in the past and TIP Inc. may incur losses in the future.

For the years ended December 31, 2015, 2014 and 2013, the net loss attributable to Trilogy was $52.1 million, $47.1 million and $46.0 million, respectively. TIP Inc. may continue to incur losses in the future following the Effective Date. See "Management's Discussion and Analysis of Trilogy" in this prospectus. Future performance will depend, in particular, on TIP Inc.'s ability to generate demand and revenue for TIP Inc.'s services, to maintain existing subscribers and to attract new subscribers.

Risks Related to Indebtedness of Trilogy

TIP Inc. may not be able to refinance the principal amount of its Existing Notes and other substantial indebtedness. Trilogy's financial statements state that there is substantial doubt about Trilogy's ability to continue as a going concern.

Following the Arrangement, the Existing Notes ($450 million principal amount, maturing on May 15, 2019) will continue to be outstanding. The Existing Notes require that significant interest payments be made on a semi-annual basis through that date. Although TIP Inc. wishes to apply approximately $150 to $200 million of the proceeds of the Arrangement to the repayment of a portion of the Existing Notes, the Existing Notes may be redeemed only in whole but not in part. Therefore, TIP Inc. may not be able to retire any of the Existing Notes unless it can arrange refinancing for the entire balance of the Existing Notes, which cannot be assured. Even if TIP Inc. is able to refinance the Existing Notes, it will still have a significant principal amount of indebtedness outstanding at high interest rates.

TIP Inc.'s operating cash flow alone may not be sufficient to make the interest payments for the Existing Notes or repay the principal amount of the Existing Notes at maturity. TIP Inc.'s inability to make interest payments or failure to extend the maturity date of, or refinance, the principal amount of the Existing Notes could lead to foreclosure on the collateral securing the Existing Notes, could materially adversely affect TIP Inc.'s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that TIP Inc. will be able to make interest payments, repay the principal amount of the Existing Notes, or extend the maturity date of, or refinance, the principal amount of the Existing Notes.

In addition, the Senior Facilities Agreement has approximately $140.6 million principal amount outstanding as of September 30, 2016 and the Bolivian Syndicated Loan has approximately $23.8 million principal amount outstanding as of September 30, 2016. If the principal due at maturity of the remaining principal amount of the Bolivian Syndicated Loan or the Senior Facilities Agreement cannot be refinanced, or repaid with proceeds of capital transactions, such as new equity capital, TIP Inc.'s operating cash flow may not be sufficient to repay the Senior Facilities Agreement or the Bolivian Syndicated Loan. There can be no assurance that TIP Inc. will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the Senior Facilities Agreement or the Bolivian Syndicated Loan.

Since Trilogy's existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if TIP Inc. cannot refinance or pay this debt when due, the lenders could foreclose on their security, and TIP Inc. would lose all or a material portion of its operations. Even if TIP Inc. is able to refinance the Existing Notes, the Senior Facilities Agreement or the Bolivian Syndicated Loan, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by TIP Inc. or its subsidiaries, as applicable. TIP Inc.'s indebtedness could have further negative consequences for TIP Inc., such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in TIP Inc.'s business or industry or in the economy.

Each of Trilogy and TIP Inc. is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy, under the Existing Notes.

Trilogy is and TIP Inc. will become a holding company. Trilogy's subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy or TIP Inc. or to pay its obligations, other than, with respect to several of Trilogy's subsidiaries that are also holding companies, under their guarantees of the Existing Notes. Trilogy's ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Existing Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy imposed by law or contained in credit agreements or other agreements permitted under the Existing Notes Indenture to which such subsidiaries may be subject. In particular, in order to fund Trilogy's growth strategy and network expansion in New Zealand, 2degrees entered into the Senior Facilities Agreement, which as of September 30, 2016 had a current outstanding balance of $140.6 million, based on the exchange rate at September 30, 2016. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy. Accordingly, there can be no assurance that Trilogy's subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy's obligation to pay the interest on and the remaining principal amount of the Existing Notes when due; even if Trilogy's subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, TIP Inc.'s sole material asset will be its equity interest in Trilogy. Due to restrictions under the Existing Notes Indenture, Trilogy's ability to make distributions to TIP Inc. to fund the payment by TIP Inc. of its obligations is limited. There can be no assurance that TIP Inc. will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy, in light of the significant amount of outstanding indebtedness of Trilogy and its subsidiaries.

TIP Inc.'s substantial indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

Trilogy has, and TIP Inc. will continue to have following the Arrangement, substantial indebtedness with significant consolidated interest expense. As of September 30, 2016, Trilogy had consolidated indebtedness of $618.4 million outstanding, excluding unamortized discounts and deferred financing costs. Following the Arrangement, TIP Inc. is expected to have net indebtedness of $300.8 million, assuming no redemptions of Alignvest Class A Restricted Voting Shares. See the TIP Inc. Pro Forma Financial Statements and "Summary Financial Information" for additional information and redemption scenarios. The restrictions contained in the agreements governing TIP Inc.'s indebtedness, including the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement limit TIP Inc.'s, Trilogy's and their operating subsidiaries' ability to incur additional indebtedness. Any indenture governing indebtedness to refinance the Existing Notes, whether entered into by TIP Inc. or any of its subsidiaries, may contain similar restrictions. TIP Inc.'s high level of indebtedness could have important consequences and significant effects on TIP Inc.'s business, including the following

[ ]	limiting TIP Inc.'s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;

[ ]

requiring TIP Inc. to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

[ ]	increasing TIP Inc.'s vulnerability to general economic downturns and adverse industry conditions;

[ ]	limiting TIP Inc.'s flexibility in planning for, or reacting to, changes in TIP Inc.'s business and in its industry in general;

[ ]	placing TIP Inc. at a competitive disadvantage compared to its competitors that are not as highly leveraged, as TIP Inc. may be less capable of responding to adverse economic conditions;

[ ]

restricting the way TIP Inc. conducts its business because of financial and operating covenants in the agreements governing TIP Inc. and its subsidiaries' existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to TIP Inc.;

[ ]

increasing the risk of TIP Inc. failing to satisfy its obligations with respect to its debt instruments and/or complying with the financial and operating covenants contained in TIP Inc. or its subsidiaries' debt instruments which, among other things, may require TIP Inc. or its subsidiaries to maintain a specified covenant ratio and limit TIP Inc.'s ability to incur debt and sell assets, which could result in an event of default under the agreements governing TIP Inc.'s debt instruments that, if not cured or waived, could have a material adverse effect on TIP Inc.'s business, financial condition and operating results;

[ ]	increasing TIP Inc.'s cost of borrowing;

[ ]

preventing TIP Inc. from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under TIP Inc.'s debt instruments;

[ ]	limiting TIP Inc.'s ability to reinvest in technology and equipment;

[ ]	restricting TIP Inc.'s ability to introduce products and services to its subscribers;

[ ]	limiting TIP Inc.'s ability to make strategic acquisitions or exploit other business opportunities; and

[ ]	impairing TIP Inc.'s relationships with large, sophisticated subscribers and suppliers.

If TIP Inc. or its subsidiaries fails to make any required payment under the Existing Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in Existing Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement, or under any refinancing indebtedness, TIP Inc. or its subsidiaries will be in default. The lenders under such facilities could then vote to accelerate the maturity of the indebtedness and foreclose upon TIP Inc.'s subsidiaries' assets securing such indebtedness. TIP Inc.'s other creditors might then have the right to accelerate other indebtedness. If any of TIP Inc.'s or its subsidiaries' other creditors accelerate the maturity of the portion of TIP Inc.'s indebtedness held by such creditors, TIP Inc. and its subsidiaries may not have sufficient assets to satisfy the obligations under the Existing Notes, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or its other indebtedness.

Despite TIP Inc.'s significant indebtedness level, TIP Inc. and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with TIP Inc.'s substantial leverage.

TIP Inc. and its subsidiaries may incur significant additional indebtedness following the Effective Date to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Existing Notes Indenture and the credit agreements governing the Senior Facilities Agreement and the Bolivian Syndicated Loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness TIP Inc. can incur in compliance with these restrictions could be substantial. TIP Inc. may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Existing Notes Indenture does not impose any limitation on TIP Inc.'s incurrence of indebtedness or on TIP Inc.'s or its restricted subsidiaries' incurrence of liabilities that are not considered "Indebtedness" under the Existing Notes Indenture, nor will it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as "unrestricted subsidiaries." If TIP Inc. incurs additional debt, the risks associated with TIP Inc.'s substantial leverage would increase.

Subsidiaries that are designated as "unrestricted subsidiaries" for purposes of the Existing Notes Indenture are not subject to the restrictive covenants in the Existing Notes Indenture applicable Trilogy and its "restricted subsidiaries". However, Trilogy is limited in its ability to designate a subsidiary as an "unrestricted subsidiary" as the amount of investments it can make in "unrestricted subsidiaries" are treated for purposes of the Existing Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy's subsidiaries are designated as "unrestricted subsidiaries".

TIP Inc. may not be able to refinance its indebtedness; downgrades in its credit ratings could increase TIP Inc.'s cost of borrowing.

TIP Inc.'s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to Trilogy by the major credit rating agencies. Trilogy's corporate family rating with Moody's and S&P is currently B3 and B-, respectively, and the Existing Notes are rated Caa1 and CCC, respectively. There can be no assurance that any rating assigned to the Existing Notes or TIP Inc.'s corporate rating will remain for any given period of time following the Effective Date. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase TIP Inc.'s cost of borrowing and/or make it more difficult for it to obtain financing. See "Trilogy Credit Ratings" for additional information on Trilogy's credit ratings.

TIP Inc. may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

Even if TIP Inc. is able to refinance the remaining principal amount of the Existing Notes, it may not have sufficient financial resources to expand and upgrade its businesses. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. TIP Inc.'s and its subsidiaries' ability to incur additional indebtedness is limited under the Existing Notes Indenture and would likely be limited under any refinancing indebtedness. If TIP Inc. does not achieve its operating cash flow targets, TIP Inc. may be required to curtail capital spending, reduce expenses, abandon some of TIP Inc.'s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, TIP Inc. may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. Should needed financing be unavailable or prohibitively expensive when TIP Inc. requires it, TIP Inc. might not remain competitive with other wireless carriers.

Restrictive covenants in the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement may restrict TIP Inc.'s ability to pursue its business strategies.

The Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy and its subsidiaries and may limit TIP Inc.'s, Trilogy's and their subsidiaries' ability to engage in acts that may be in their long-term best interests. These agreements governing Trilogy's indebtedness include covenants restricting, among other things, Trilogy's and its subsidiaries' ability to

[ ]	incur or guarantee additional debt;

[ ]	pay dividends or make distributions to TIP Inc. or redeem, repurchase or retire Trilogy's subordinated debt;

[ ]	make certain investments;

[ ]	create liens on Trilogy's or certain of its subsidiaries' assets to secure debt;

[ ]	create restrictions on the payment of dividends or other amounts to Trilogy from its restricted subsidiaries;

[ ]	enter into transactions with affiliates;

[ ]	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy's assets;

[ ]	sell assets, including capital stock of Trilogy's subsidiaries;

[ ]	alter the business that Trilogy conducts; and

[ ]	designate Trilogy's subsidiaries as unrestricted subsidiaries.

In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees' and NuevaTel's ability to meet the applicable financial ratios can be affected by events beyond TIP Inc.'s control, and TIP Inc. cannot ensure that it will be able to meet those ratios. 2degrees and NuevaTel were in compliance with such financial covenants as of September 30, 2016, but there can be no assurance that they will continue to be in compliance with such covenants in the future. A breach of any covenant or restriction contained in the Senior Facilities Agreement or the Bolivian Syndicated Loan Agreement could result in a default under those agreements. If any such default occurs, the lenders under these senior secured credit facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Existing Notes Indenture (or likely under any refinancing indebtedness thereof). The lenders under these senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under these senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the notes were to be accelerated, TIP Inc.'s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Trilogy may be required to make an offer to purchase all of the Existing Notes, but may not be able to satisfy this obligation.

In connection with the Arrangement Agreement, Trilogy and the holders of the Existing Notes agreed to amend the Existing Notes Indenture, to, among other things, permit Trilogy to consummate the Arrangement and the transactions to be entered into in connection therewith without such Arrangement Agreement and related transactions constituting a "Change of Control" under the indenture. Such amendment shall become operative upon the confirmation to the trustee under the Existing Notes Indenture that the Arrangement Agreement has been consummated and that Alignvest and/or certain other affiliates of Trilogy have invested in the aggregate a minimum of $125,000,000 in Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement Agreement.

If the amendment does not become operative, for example, because Alignvest and/or certain other affiliates of Trilogy fail to invest a minimum of $125 million in Trilogy (which, given the Alignvest $135 million minimum cash requirement and the additional $68 million in equity financing that has been committed, is not expected to occur) completion of the Arrangement will constitute a "Change of Control" under the Existing Notes Indenture, requiring Trilogy within 60 days thereafter to make an offer to purchase all $450 million principal amount of Existing Notes at a price of 101% of the principal amount thereof plus accrued interest. If all or a significant portion of the holders of the Existing Notes elected to have their notes purchased pursuant to the offer, Trilogy may not have sufficient proceeds from the Arrangement nor other available funds to satisfy its purchase obligation. Although it is not necessarily likely that a significant portion of the holders will elect to have their Existing Notes repurchased, TIP Inc. would seek, if required, to arrange financing to provide the additional cash which may become necessary to satisfy Trilogy's purchase obligation; but there can be no assurance that it will be able to arrange such financing, or that it will not be very expensive to do so. Failure to satisfy this purchase obligation would be an Event of Default under the Indenture which would have a material adverse effect on TIP Inc.

Political and Regulatory Risks

Bolivia and other countries in which TIP Inc. may do business in the future present significant political, social, economic and legal risks, which could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

Bolivia and other countries in which TIP Inc. may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on TIP Inc.'s business, financial condition and prospects. These include (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of TIP Inc.'s operations, (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair TIP Inc.'s normal business operations, intimidate TIP Inc.'s local personnel, interfere with the operation of TIP Inc.'s communications systems and result in the loss of local management, (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions, (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies, (v) economic disruptions, such as failures of the local banking system and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on TIP Inc.'s business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose TIP Inc. to uncertainties, which could have a material adverse effect on TIP Inc.'s business, financial condition and prospects. In Bolivia and in other countries in which it may operate in the future, the only legal recourse available to TIP Inc. may be limited to the internal legal system of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. TIP Inc. has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, TIP Inc. is exposed to political risk, such as expropriation or punitive taxation, by virtue of the socialist government's treatment of the private sector. Evo Morales was inaugurated as President on January 22, 2006, reelected in 2009 for a five-year term and won reelection in 2014. Mr. Morales's current term ends in 2020. Although a referendum in February 2016 rejected a proposed constitutional amendment that would have permitted President Morales to run for a fourth term in 2025, it is possible that President Morales may yet seek authority for an additional term through another referendum or by other means.

President Morales campaigned on a populist platform. He has compelled private businesses to pay additional annual bonuses to employees and has forced annual salary increases and has nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia's constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies, and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the interest in NuevaTel's competitor, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, and often at below market prices.

In recent years, President Morales and senior members of his government have declared that the Bolivian government does not intend to undertake additional significant nationalizations. The Bolivian legislature has passed new foreign investment and arbitration codes and the Bolivian government has conducted trade missions to encourage foreign direct investment in Bolivia. However, there can be no assurance that, despite recent pronouncements to the contrary, the administration of President Morales will not seek to nationalize telecommunications carriers, including NuevaTel, in the future.

The wireless communications market is heavily regulated; TIP Inc. is exposed to regulatory risks in the countries in which it operates; and changes in laws and regulations could adversely affect TIP Inc.

TIP Inc.'s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of TIP Inc. in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on TIP Inc.'s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of TIP Inc.'s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on TIP Inc.'s business, financial condition and prospects. Significant changes in the ownership of TIP Inc., in the composition of its board of directors, or in its management of its subsidiaries, could provide regulators in the countries where TIP Inc. operates with opportunities require that it or its subsidiaries seek governmental consent for changes in control over the businesses that TIP Inc. operates or provide regulators with an opportunity to impose new restrictions on TIP Inc. and its subsidiaries. Similarly, if TIP Inc. is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, TIP Inc.'s business, financial condition and prospects could suffer materially adverse consequences.

The Bolivian telecommunications law, enacted on August 8, 2011, requires telecommunications operators to pay a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues; and it authorizes the ATT, Bolivia's telecommunications regulator to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT is expected to require carriers to implement number portability in 2017, and it recently announced that it may entitle customers to retain service credit balances that were previously subject to expiration if not used over a period of 60-90 days (depending on the nature of the service involved). Specifics regarding this apparent policy change have not been provided and the possible impact on NuevaTel cannot be determined at this time. The ATT has also conditioned the 4G licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96 month period from urban to rural areas. NuevaTel has met its initial 4G launch commitments; however, it anticipates that deployment costs will increase as it penetrates less densely populated regions.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers and the manner in which they maintain their networks. In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning service quality deficiencies in 2010 and a service outage in 2015. NuevaTel has succeeded in many cases in convincing the ATT to dismiss or materially reduce its fines, and NuevaTel believes it has strong defenses against the imposition of significant fines in the matters currently under investigation. However, NuevaTel can provide no assurance that it will succeed in eliminating fines in these cases or in avoiding significant fines in the future.

NuevaTel's licensing contracts also typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carries are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be under less attractive terms than NuevaTel's current insurance policies, and the terms thereof, or the failure to obtain such a bond, could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

Under Bolivia's 2011 telecommunications law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers' vested rights under their existing concessions will be preserved; however, Trilogy cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016. NuevaTel has submitted comments on the draft to the ATT, expressing concerns about the degree to which the ATT has discretion to revoke licenses based on violations of rules and regulations that do not exist today. It does not know whether the ATT will move forward with efforts to replace NuevaTel's existing concession as contemplated by the 2011 telecommunications law or whether it will defer further action until NuevaTel's license approaches its scheduled expiration in November 2019.

Entel, the government-owned wireless carrier, enjoys certain advantages under the telecommunications act. Entel receives all of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the act excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

New Zealand's government has adopted regulations that support competition in the telecommunications market. The government's antitrust regulator, the Commerce Commission, has recently expressed reservations regarding the competitive impact of a proposed merger between Vodafone, one of 2degrees' competitors, and Sky Network Television, a satellite pay television service provider; however, there can be no assurance that the Commerce Commission will ultimately deny approval for the merger. Similarly, although the government has previously imposed limits on the amount of spectrum that any one party and its associates can hold, and has permitted purchasers of spectrum rights to satisfy the purchase payments over time (both of which assisted 2degrees' ability to acquire spectrum rights), the government does not have a clear policy to continue these practices.

The New Zealand government's previous policy has been to offer renewals to existing rights holders and the government is currently considering renewal options, the timing of which is to be determined. The cost of rights renewals cannot be calculated at this time (2degrees' 1800 and 2100 MHz rights expire in 2021; other rights used by 2degrees expire in 2031 provided 2degrees meets certain payment and service obligations).

TIP Inc. operates in some markets with substantial tax risks and where the laws may not adequately protect TIP Inc.'s shareholder rights.

Taxes payable by TIP Inc.'s subsidiary operating companies may be substantial and TIP Inc. may be unable to reduce such taxes. Furthermore, distributions and other transfers to TIP Inc. from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which TIP Inc. operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. The countries in which TIP Inc. operates have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a new Universal Access Fund.

In addition, the provisions of new tax laws may prohibit TIP Inc. from passing these taxes on to TIP Inc.'s local subscribers. Consequently, these taxes may reduce the amount of earnings that TIP Inc. can generate from its services.

Continuing growth of TIP Inc.'s business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. TIP Inc. must continually invest in its wireless network in order to improve TIP Inc.'s wireless service to meet this increasing demand and remain competitive. Improvements in TIP Inc.'s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If TIP Inc. cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then TIP Inc.'s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected.

TIP Inc. may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although TIP Inc. does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of TIP Inc.'s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and TIP Inc. cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because TIP Inc.'s supply chain is complex, TIP Inc. may face reputational challenges with its subscribers and other stakeholders if TIP Inc. is unable to sufficiently verify the origins for all metals used in the products that TIP Inc. sells.

If TIP Inc. does not comply with anti-corruption legislation, TIP Inc. may become subject to monetary or criminal penalties.

TIP Inc. is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act ("CFPOA"), the United States Foreign Corruption Practices Act ("FCPA") and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. TIP Inc.'s employees are trained and required to comply with these laws, and TIP Inc. is committed to legal compliance and corporate ethics. TIP Inc. operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that TIP Inc.'s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on TIP Inc.'s business, reputation, financial condition or results of operations.

Competitive, Technology and other Business Risks

TIP Inc. faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and in most cases are dominated by well-established carriers with strong market positions, as is more fully described below. Many of TIP Inc.'s competitors have substantially greater financial, technical, marketing, sales and distribution resources than TIP Inc. does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than TIP Inc. is able to provide service, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which TIP Inc. has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol ("VOIP"). As TIP Inc.'s wireless markets mature, TIP Inc. and its competitors must seek to attract an increasing proportion of each other's subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

2degrees'and NuevaTel's competitors have promoted strategies that intensify competition and they could introduce new business strategies that present different forms of competition. 2degrees is the latest entrant into the New Zealand wireless market, having commenced operations in 2009, and faces competition from established companies with much greater numbers of New Zealand subscribers, such as Vodafone, which, as of September 30, 2016, TIP Inc.'s management estimates had a 39% market share, and Spark New Zealand, which, as of September 30, 2016, TIP Inc.'s management estimates had a 38% market share and is also the dominant wireline carrier. By comparison, as of September 30, 2016, TIP Inc.'s management estimates 2degrees had a 23% market share. Vodafone has entered into a merger conditional agreement with Sky Network Television, a New Zealand satellite pay television service, for which approval is required from New Zealand's antitrust regulator, the Commerce Commission. Along with other telecommunications carriers, 2degrees has filed a submission with the Commerce Commission objecting to the merger on grounds that include that the merger will enable Vodafone to create exclusive video content bundles without any obligation to provide equivalent content or bundles to competitors, or to provide the same on fair commercial terms.

In Bolivia, NuevaTel competes with Entel (which is controlled by the Bolivian government) which, as of September 30, 2016, TIP Inc.'s management estimates had a 44% market share, and Tigo which, as of September 30, 2016, TIP Inc.'s management estimates had a 32% market share. By comparison, as of September 30, 2016, TIP Inc.'s management estimates NuevaTel had a 24% market share. TIP Inc.'s long distance service also competes with Entel, Tigoandotheralternativeproviders.

Moreover, additional licenses may be granted in these markets, which would further increase TIP Inc.'s competitors.

TIP Inc. has limited control over its networks' call termination costs, roaming revenues and international long distance revenues.

The financial performance of TIP Inc.'s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that TIP Inc.'s networks incur when they deliver TIP Inc.'s subscribers' calls for termination on other networks. These costs are determined by factors that TIP Inc.'s businesses do not control.

MTRs are a significant cost for new entrants and operators with a small market share because most of their subscribers' traffic is directed to phones served by other carriers. High MTR costs result in higher operating costs for new entrants and small operators. Furthermore, high MTR costs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and ILD revenues are important sources of income for TIP Inc.'s operating companies. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While TIP Inc. is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes, which could result in TIP Inc. having to make substantial capital expenditures or, if TIP Inc. is unable or unwilling to make such capital expenditures, could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

The wireless communications industry continues to face rapid technological change. When TIP Inc. invests in certain wireless technologies, there is a significant risk that the capabilities of the equipment TIP Inc. selects will not perform in accordance with its expectations, cannot be upgraded reliably or efficiently, will not be compatible with other equipment or technologies as market trends require or will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by TIP Inc. or with equipment used by subscribers to access TIP Inc.'s networks (e.g., handsets and routers). Equipment failures and incompatibility may result in subscriber dissatisfaction, loss of existing subscribers and injury to TIP Inc.'s ability to recruit new subscribers, damage to reputation of TIP Inc.'s operating subsidiaries, the imposition of regulatory fines and sanctions, any of which could adversely affect TIP Inc.'s business, financial condition, and prospects.

New technologies are being developed and the networks of TIP Inc.'s competitors are being upgraded continuously. 4G systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. TIP Inc.'s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. If TIP Inc. does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, TIP Inc. will likely not be able to compete effectively with respect to data and smartphone services (3G, 4G). If TIP Inc. fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, TIP Inc.'s business, financial condition and prospects could be materially adversely affected.

TIP Inc.'s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; TIP Inc. may be adversely affected if these suppliers fail or decide not to develop technologies in which TIP Inc. has invested or TIP Inc. is not able to obtain governmental clearance to use these suppliers' intellectual property.

TIP Inc. relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, TIP Inc.'s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While TIP Inc. believes that it has sufficient spare equipment or alternative suppliers for TIP Inc.'s foreseeable needs, long-term network upgrade or expansion plans may require TIP Inc. to establish relationships with new vendors. If TIP Inc. is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, TIP Inc.'s ability to maintain and to expand TIP Inc.'s networks may be materially and adversely affected.

TIP Inc. also purchases products from equipment suppliers that incorporate or utilize intellectual property. TIP Inc. and some of TIP Inc.'s equipment suppliers may receive in the future assertions and claims from third parties that the products or software utilized by TIP Inc. or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. TIP Inc. is unable to predict whether TIP Inc.'s business will be affected by any such claims. These claims could require TIP Inc. or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful TIP Inc. could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect TIP Inc.'s results of operations.

Similarly, TIP Inc.'s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel TIP Inc. to seek alternate vendors, or both. Furthermore, when network equipment requires replacing or upgrading in the future, it is possible that TIP Inc. could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require TIP Inc. to pay higher purchase prices than it would be able to negotiate from its current vendors. TIP Inc. expects its dependence on key equipment suppliers to continue as TIP Inc. develops and introduces more advanced generations of technology.

Most of TIP Inc.'s subscribers receive services on a mobile prepaid basis, exposing TIP Inc. to high rates of subscriber churn.

As of September 30, 2016, approximately 79% of TIP Inc.'s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If TIP Inc.'s competitors offer new or additional incentives to TIP Inc.'s subscribers to switch wireless service providers - by promoting price discounts or giving away handsets, for example - or if TIP Inc.'s competitors upgrade their networks and provide services TIP Inc. is not capable of providing, the risk of churn will increase. TIP Inc.'s inability to manage subscriber churn levels may have a material adverse effect on TIP Inc.'s business, financial condition and prospects. Trilogy's average levels of monthly prepaid churn for the years ended December 31, 2015, 2014 and 2013 were 5.9%, 5.8%, and 5.4%, respectively. The Trilogy's average level of churn for the nine months ended September 30, 2016 was 5.9% .

TIP Inc.'s inability to retain its distributor relationships could adversely affect TIP Inc.'s business.

Independent distributors are responsible for enlisting a significant portion of TIP Inc.'s new subscribers; TIP Inc. also depends on them for topping up (recharging) nearly all of its existing prepaid subscribers' accounts. The loss of a large number of TIP Inc.'s distributors, or of even a few key distributors, due to financial pressures or to recruitment by TIP Inc.'s wireless competitors could have a material adverse effect on TIP Inc.'s ability to retain existing subscribers and attract new subscribers.

TIP Inc.'s future growth will depend upon its ability to innovate and develop new products.

TIP Inc. expects that a large part of its future growth in the coming years will come from new products and innovation. If TIP Inc. is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence TIP Inc.'s future growth as well as the sustainability of TIP Inc.'s existing business, as subscribers could switch to other providers if they offer better new services than TIP Inc. does.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing TIP Inc. to additional risk of fraud and money laundering or terrorist financing.

Many of TIP Inc.'s new products can only be accessed with a 3G or 4G handset. The current cost of 3G and 4G handsets is high and often TIP Inc. subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on TIP Inc.'s financial performance and may threaten TIP Inc.'s business model based on affordability as a whole.

TIP Inc.'s business could be negatively impacted by security threats and other material disruptions of TIP Inc.'s wireless networks.

Major equipment failures and the disruption of TIP Inc.'s wireless networks as a result of terrorist attacks, acts of war, cyber-attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair TIP Inc.'s ability to attract new subscribers, and expose TIP Inc. to significant fines or regulatory sanctions, which in turn could have a material adverse effect on TIP Inc.'s business and financial condition.

In Bolivia, more stringent network performance standards have been mandated by regulatory authorities to ensure quality of service during unforeseen disturbances, and TIP Inc. may be required to make significant investments in TIP Inc.'s existing networks in order to comply with these recently adopted network performance standards.

TIP Inc.'s reputation and financial condition could be harmed if there is failure to protect TIP Inc.'s subscriber information.

TIP Inc.'s networks carry and store a large volume of confidential voice and data traffic. TIP Inc. must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by TIP Inc.'s subscribers. TIP Inc. relies upon its systems and networks to provide and support TIP Inc.'s services and, in some cases, to protect its subscribers' and TIP Inc.'s information. Any major compromise of TIP Inc.'s data or network security could impact TIP Inc.'s reputation, may lead to legal action against TIP Inc. and may lead to a loss of confidence in the security of TIP Inc.'s products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

TIP Inc. does not manufacture devices or other equipment sold by it and generally relies on TIP Inc.'s suppliers to provide it with safe equipment. TIP Inc.'s suppliers are required by applicable law to manufacture their devices to meet certain governmentally imposed safety criteria. However, even if the devices TIP Inc. sells meet the regulatory safety criteria, TIP Inc. could be held liable with the equipment manufacturers and suppliers for any harm caused by products TIP Inc. sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against TIP Inc. or any of its operating entities and none has resulted in significant liabilities. Concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and TIP Inc.'s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, TIP Inc. could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

There is also some safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit TIP Inc.'s ability to sell its wireless service.

TIP Inc. is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

TIP Inc.'s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to TIP Inc.'s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, TIP Inc.'s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. TIP Inc. may incur significant expenses in defending these lawsuits. TIP Inc. also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, TIP Inc. may be required to pay significant awards or settlements that could materially adversely affect TIP Inc.'s operations or financial results.

TIP Inc.'s financial performance will be impaired if it experiences high fraud rates related to device financing, creditcards,dealers,orsubscriptions.

TIP Inc.'s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If TIP Inc.'s fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on TIP Inc.'s financial condition and results of operations.

2degrees is in the process of implementing a new business support system (BSS), including a new customer billing system. Any unanticipated difficulties, disruption or significant delays could have adverse operational, financial and reputational effects on TIP Inc.'s business.

2degrees is currently implementing a new business support system, which it expects will be complete in 2017.

The implementation may cause system or business disruptions or 2degrees may fail to implement the new system in a timely or effective manner. In addition, the new system may experience errors, cyber-attacks or other operational disruptions that could negatively impact 2degrees and over which it may have limited control. Interruptions and/or failure of this new system could disrupt 2degrees' operations and impact its ability to provide or bill for its services, retain customers, attract new customers or negatively impact overall customer experience. Any occurrence of the foregoing could cause material adverse effects on 2degrees' operations and financial condition, material weaknesses in TIP Inc.'s internal control over financial reporting and reputational damage.

Management Team and Minority Shareholder Risks

If TIP Inc. loses any key member of its management team, TIP Inc.'s business could suffer. TIP Inc. may have difficulty in obtaining qualified local managerial personnel to successfully operate TIP Inc.'s businesses.

TIP Inc.'s future operating results depend, in significant part, upon the continued contributions of TIP Inc.'s experienced senior management and technical personnel. TIP Inc.'s management team is small. Departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

In addition, competition for personnel in TIP Inc.'s markets is intense due to the small number of qualified individuals in the countries in which TIP Inc. operates. Given TIP Inc.'s focus on growth, it is important that TIP Inc. attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. TIP Inc.'s failure to manage its growth and personnel needs successfully could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

Although TIP Inc. exercises management control over its subsidiaries, disagreements between TIP Inc. and investors who hold minority equity stakes in TIP Inc.'s subsidiaries could adversely affect TIP Inc.'s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to TIP Inc.

TIP Inc.'s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, the third largest cooperative fixed line telephone company in Bolivia. Comteco could limit TIP Inc.'s ability to implement TIP Inc.'s strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on TIP Inc.'s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under its shareholders agreement with the TIP Inc. subsidiary that holds NuevaTel stock, Comteco's status as a minority investor may limit TIP Inc.'s flexibility and ability to implement strategies and financing and other plans that TIP Inc. believes are in its best interests. TIP Inc.'s operations may be affected if disagreements develop with Comteco. See "Description of the Business of TIP Inc. - Bolivia - NuevaTel Shareholders Agreement".

Certain matters relating to the governance of TIP Inc.'s New Zealand subsidiary, 2degrees, as well as the transfer and sale of TIP Inc.'s 2degrees Shares, are subject to the 2degrees Shareholders Agreement. Upon completion of the Arrangement, it is expected that the principal minority shareholder of 2degrees, Tesbrit, will hold two positions on the 2degrees' board of directors, which shall have a maximum of eight board members. Generally, decisions will require the approval of five directors; if the board deadlocks on a matter, the issue will be resolved by the vote of a simple majority of outstanding 2degrees Shares. However, certain extraordinary decisions also require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees' business, transactions outside of the ordinary course of business, and affiliated party transactions. Following the completion of the Arrangement, a proposal to sell more than half of 2degrees' assets will require Tesbrit's approval.

Any disagreements with Tesbrit may have a material adverse effect on TIP Inc.'s business, financial condition and prospects, including the ability of TIP Inc. to implement its strategies and plans for its New Zealand operations. See "Description of the Business of TIP Inc. - New Zealand - 2degrees Shareholders Agreement".

A minority shareholder of 2degrees, Tesbrit, which held 27.4% of 2degrees as of September 30, 2016, has indicated to Trilogy that it would prefer an initial public offering of 2degrees in Australia and/or New Zealand to the proposed Alignvest/Trilogy transaction, and has alleged that there has been, in connection with Alignvest's preliminary prospectus, a breach of confidentiality by Trilogy under the 2degrees Shareholders Agreement. Trilogy has also been advised that Tesbrit may seek to commence strategic legal and/or arbitration proceedings in respect of the proposed Alignvest/Trilogy transaction and/or damages. Alignvest and Trilogy are of the view that Tesbrit would have great difficulty succeeding in an injunction or in establishing material damages (and it is unclear what if any damages Tesbrit will suffer by the improved financial position of Trilogy that is expected to result from the transaction, which should enable more growth and capital expenditures at the 2degrees level).

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of TIP Inc.'s markets could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

TIP Inc. will be affected by general economic conditions, consumer confidence spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for TIP Inc.'s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of TIP Inc.'s products and services or discontinuing using them, and a decline in the creditworthiness of its customers, which could increase TIP Inc.'s bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in their economies would leave this segment of the population with even less money to spend on TIP Inc.'s services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for TIP Inc.'s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of TIP Inc.'s markets could have a material adverse effect on TIP Inc.'s business, financial condition and prospects.

TIP Inc. operates in countries that are exposed to natural disasters, to which the countries' governments and economies may not be well-equipped to respond and from which TIP Inc. may experience losses for which TIP Inc. is not adequately insured.

TIP Inc.'s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. An earthquake struck New Zealand's South Island again in November 2016; although it caused only minor interruptions to 2degrees' service, it indicated that earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting than they would be in countries with better emergency response resources and economies that are more robust. The losses that TIP Inc.'s businesses may incur may therefore be greater than they would be in other more resilient countries.

TIP Inc. cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, TIP Inc. cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

TIP Inc.'s ventures receive revenue in the currency of the venture's country of operation and a decline in foreign exchange rates for currencies in TIP Inc.'s markets may adversely affect TIP Inc.'s growth and TIP Inc.'s operating results.

Substantially all of TIP Inc.'s revenues are earned in non-U.S. currencies, but TIP Inc. will report its results in U.S. dollars. Fluctuations in foreign currency exchange rates could have a significant impact on TIP Inc.'s reported results that may not reflect the operating trends in TIP Inc.'s business. Because TIP Inc. reports its results of operations in U.S. dollars, declines in the value of local currencies in TIP Inc.'s markets relative to the U.S. dollar could have a material adverse effect on TIP Inc.'s results of operations and financial condition, as was the case for TIP Inc.'s New Zealand operations in 2015. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public.

To the extent that TIP Inc.'s foreign operations will retain earnings or distribute dividends in local currencies, the amount of U.S. dollars TIP Inc. will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although TIP Inc.'s assets and revenues are generally in local currency, TIP Inc.'s primary liability after giving effect to the Arrangement - the remaining principal amount of the Existing Notes - will be in U.S. dollars, which could exacerbate TIP Inc.'s exposure to foreign currency fluctuations or devaluations.

Foreign exchange controls may restrict TIP Inc.'s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The ability of TIP Inc.'s operating companies to transfer funds to TIP Inc. may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In addition, there are countries that restrict the export of cash even in local currencies.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the Senior Facilities Agreement and the Bolivian Syndicated Loan bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the Tasa de Referencia (the rate established by the Central Bank in Bolivia), respectively. TIP Inc. is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. TIP Inc.'s policy is to enter into interest rate swap agreements to manage TIP Inc.'s exposure to fluctuations in interest rates associated with interest payments on TIP Inc.'s long-term debt.

Under the terms of interest rate swaps, the other parties expose TIP Inc. to credit risk in the event of nonperformance; however, TIP Inc. does not anticipate the nonperformance of any of TIP Inc.'s counterparties. Further, TIP Inc.'s interest rate swaps do not contain credit rating triggers that could affect TIP Inc.'s liquidity. TIP Inc. does not hold or issue derivative instruments for trading or speculative purposes.

Risks Related to TIP Inc.'s Capital Structure, Public Company and Tax Status, and Capital Financing Policies

TIP Inc. may not pay dividends.

TIP Inc. has never paid dividends or made distributions. Payment of any future dividends or distributions by TIP Inc. depends on its cash flows. The declaration and payment of future dividends or distributions by TIP Inc. will be at the discretion of TIP Inc. Board subject to restrictions under applicable laws, and may be affected by numerous factors, including TIP Inc.'s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including restrictive covenants contained in Existing Notes Indenture (because it will affect the availability of cash to TIP Inc. with which to make distributions), Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees' and NuevaTel's ability to meet the applicable financial ratios can be affected by events beyond TIP Inc.'s control, and TIP Inc. cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. TIP Inc. may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the TIP Inc. Common Shares.

It is anticipated that TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be liable for both U.S. and Canadian income tax.

It is anticipated that TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, it is anticipated that TIP Inc. will be subject to U.S. income tax on its worldwide income and that this treatment will continue indefinitely. In addition, TIP Inc. will be subject to Canadian income tax on its worldwide income. Consequently, it is anticipated that TIP Inc. will be liable for both U.S. and Canadian income tax, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the payment of dividends on the TIP Inc. Common Shares.

Dividends received by holders of TIP Inc. Common Shares who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by Non-Resident Holders of TIP Inc. Common Shares who are U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. It is anticipated that TIP Inc. will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As such, dividends paid by TIP Inc. will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally would not be able to claim a credit for any Canadian tax withheld unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and would also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of TIP Inc., subject to examination of the relevant treaty.

The foregoing discussion is subject in its entirety to the summaries set forth in "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations."

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by TIP Inc. on its direct or indirect sale of a Subsidiary, a Subsidiary's assets, or other investment.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by TIP Inc. on its direct or indirect sale of a Subsidiary, a Subsidiary's assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

TIP Inc. will be a holding company whose only material asset after completion of the Arrangement will be its interest in Trilogy and, accordingly, it will be dependent upon distributions from Trilogy to pay taxes and other expenses.

TIP Inc. will be a holding company and will have no material assets other than its Trilogy Class A and Trilogy Class B Units. TIP Inc. will have no independent means of generating revenue. Trilogy will be treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members, including TIP Inc., for such purposes, pro rata according to the number of Trilogy Class B and Trilogy Class C Units each member owns. Accordingly, TIP Inc. will incur U.S. tax liability on its allocable share of any taxable income of Trilogy. TIP Inc. also will incur expenses related to its operations. The Trilogy LLC Agreement requires Trilogy to make cash distributions, on a periodic basis, to its members holding Trilogy Class B or Trilogy Class C Units, including TIP Inc., based on an assumed 40% tax rate multiplied by Trilogy's taxable income (if any) for the period. To the extent that TIP Inc. requires funds to pay its tax or other liabilities or to fund its operations and Trilogy is restricted from making distributions to TIP Inc. under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, TIP Inc. may have to borrow funds or raise equity to meet its obligations, and its liquidity and financial condition could be materially adversely affected. Since TIP Inc. will have no material assets other than its Trilogy Class A Units and Trilogy Class B Units, it may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy will be required to make distributions to TIP Inc. and the other owners of Trilogy and such distributions may be substantial.

Trilogy will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy's taxable income (if any) for the applicable period. Funds used by Trilogy to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy's income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Trilogy Class C Units and TIP Inc. Common Shares or between such securityholders and TIP Inc., including with respect to related party transactions, could prevent TIP Inc. from achieving its business goals.

TIP Inc. expects that members of the TIP Inc. Board will include directors who are affiliated with entities that may have commercial relationships with TIP Inc. See "Directors and Executive Officers - Conflicts of Interest". Certain holders of Trilogy Class C Units or TIP Inc. Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for TIP Inc. to pursue strategic initiatives that require consensus among TIP Inc.'s securityholders.

A conflict of interest could arise between or among TIP Inc. and the holders of Trilogy Class C Units and TIP Inc. Common Shares in a number of areas relating to TIP Inc.'s past and ongoing relationships. For example, holders of Trilogy Class C Units and TIP Inc. Common Shares may have different tax positions from each other or from TIP Inc. which could influence TIP Inc.'s decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to TIP Inc. In addition, the articles of TIP Inc. will provide that any proposed Sale Transaction would, unless approved by all of the Independent Directors (which exclude holders of Trilogy Class C Units), be subject to the approval of the holders of the TIP Inc. Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact TIP Inc.'s decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between TIP Inc. and holders of TIP Inc. Common Shares and Trilogy Class C Units. TIP Inc. may not be able to resolve any potential conflicts between it and its securityholders and, even if it does, the resolution may be less favorable to TIP Inc. than would exist if no such conflicts existed.

Trilogy's ability to utilize net operating losses and certain other tax attributes may be limited.

Trilogy has substantial carried forward tax losses which may not be available to offset any future assessable income. As of December 31, 2015, Trilogy had available net operating loss carryforwards of $214.2 million related to international operations in New Zealand. These net operating losses carry forward indefinitely provided that shareholder continuity requirements are met. Shareholding changes, including changes resulting from the Arrangement, will result in significant ownership changes, and an analysis has not been performed to determine the impact on shareholder continuity in relation to net operating loss carryforwards. It is therefore uncertain whether any of Trilogy's net operating losses carried forward as of December 31, 2015 will be available to be carried forward and offset Trilogy's assessable income, if any, in future periods.

The market price of the TIP Inc. Common Shares may be highly volatile.

Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning TIP Inc. or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting TIP Inc., litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the TIP Inc. Common Shares. In addition, there can be no assurance that the TIP Inc. Common Shares will continue to be listed on the TSX.

The market price of the TIP Inc. Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to TIP Inc.'s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the TIP Inc. Common Shares may decline as well. In addition, when the market price of a company's shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against TIP Inc. could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the TIP Inc. Common Shares may cause the price of the TIP Inc. Common Shares to decline.

Any sales of substantial numbers of the TIP Inc. Common Shares in the public market or the exercise of significant amounts of Alignvest Warrants or the perception that such sales or exercise might occur may cause the market price of the TIP Inc. Common Shares to decline. The market price of the TIP Inc. Common Shares could be adversely affected when the Trilogy Class C Units become redeemable if the holders of such Trilogy Class C Units redeem their Trilogy Class C Units for TIP Inc. Common Shares, which will most likely be sold immediately by such holders.

Further equity financing may dilute the interests of TIP Inc. Shareholders and depress the price of TIP Inc. Common Shares.

If following the Effective Time, TIP Inc. raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of TIP Inc. Shareholders and reduce the value of their investment. The market price of the TIP Inc. Common Shares could decline as a result of issuances of new shares or sales by TIP Inc. Shareholders of TIP Inc. Common Shares in the market or the perception that such sales could occur. Sales by TIP Inc. Shareholders might also make it more difficult for TIP Inc. itself to sell equity securities at a time and price that it deems appropriate.

The trading market for the TIP Inc. Common Shares is influenced by securities industry analyst research reports.

The trading market for the TIP Inc. Common Shares is influenced by the research and reports that industry or securities analysts publish about TIP Inc. If covered, a decision by an analyst to cease coverage of TIP Inc. or fail to regularly publish reports on TIP Inc. could cause TIP Inc. to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers TIP Inc. downgrades its stock, or if operating results do not meet analysts' expectations, the stock price could decline.

If TIP Inc. is unable to implement and maintain effective internal control over financial reporting, TIP Inc. might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, investors may lose confidence in the accuracy and completeness of TIP Inc.'s financial reports and the market price of TIP Inc.'s common shares may be negatively affected.

Effective internal controls are necessary for TIP Inc. to provide reliable financial reports and prevent fraud. If TIP Inc. cannot provide reliable financial reports or prevent fraud, TIP Inc.'s business and results of operations could be harmed, investors could lose confidence in TIP Inc.'s reported financial information, and the trading price of TIP Inc.'s shares could drop significantly.

Prior to the Arrangement, Trilogy was a private company that did not have to comply with many of the responsibilities and reporting obligations associated with being a public company. Although Trilogy has started the process to augment its internal controls and related staff in anticipation of becoming a public company, TIP Inc. cannot assure you that the measures taken to date by Trilogy, or any measures TIP Inc. may take in the future, will be sufficient to avoid potential material weaknesses in TIP Inc.'s internal controls. TIP Inc. is not currently required to comply with Section 404 of SOX or NI 52-109. As a result, Trilogy is not currently required to make an assessment of the effectiveness of its internal controls, or to deliver a report that assesses the effectiveness of Trilogy's internal control over financial reporting. Trilogy has begun and the management of TIP Inc. will continue to evaluate, document and test its internal control procedures to enable it to satisfy the requirements of Section 404(a) of SOX and the related rules of the SEC and NI 52-109, which will require, among other things, TIP Inc.'s management to assess annually the effectiveness of TIP Inc.'s internal control over financial reporting. TIP Inc. would currently qualify as an "emerging growth company" under the U.S. JOBS Act, and accordingly pursuant to a JOBS Act deferral provision will thereby not be required to include the SOX 404(b) auditor attestation report of internal control over financial reporting for at least several years.

The process of designing and implementing effective internal controls and procedures, and expanding TIP Inc.'s internal accounting capabilities, is a continuous effort that requires TIP Inc. to anticipate and react to changes in the business and the economic and regulatory environments and to expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. This process will require the investment of substantial time and resources, including involvement of the Chief Financial Officer and other members of TIP Inc.'s management. In addition, TIP Inc. cannot predict the outcome of this process and whether remedial actions will need to be implemented. The process and any remediation plans required could result in TIP Inc. incurring additional unanticipated costs. TIP Inc. cannot be certain at this time whether it will be able to successfully complete the implementation of effective internal controls and procedures necessary to make a positive assessment thereof under the requirements of Section 404 of SOX and NI 52-109.

Any failure of TIP Inc.'s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of TIP Inc.'s internal control over financial reporting that will be required when Section 404 of SOX or NI 52-109 become fully applicable to TIP Inc.

New laws and regulations affecting public companies may expose TIP Inc. to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulation and related rules and policies, may cause TIP Inc. to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When in the future, TIP Inc. becomes subject to the SOX 404(b) auditor attest requirement, this may impose significant additional costs on TIP Inc.

Any new laws and regulations may make it more expensive for TIP Inc. to provide indemnities to TIP Inc.'s officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, TIP Inc. may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for TIP Inc. to attract and retain qualified persons to serve on the TIP Inc. Board or as executive officers. TIP Inc. may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what TIP Inc. currently has planned. TIP Inc. expects to evaluate and monitor developments with respect to these laws, rules and regulations, and TIP Inc. cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

TIP Inc. is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and will likely be required (beginning in 2018) to comply with Section 404(a) of SOX. The results of these reviews, if applicable, are required to be reported in TIP Inc.'s Management's Discussion and Analysis and (generally by incorporation by reference from TIP Inc.'s Management's Discussion and Analysis) in the U.S. Annual Report on Form 40-F required to be filed annually with the SEC. TIP Inc.'s CEO and TIP Inc.'s CFO will be required to report, and/or certify, on the effectiveness of Trilogy's internal control over financial reporting, among othermatters.

Management's review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within TIP Inc.'s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of TIP Inc. In addition, management cannot provide assurance that the remedial actions being taken by TIP Inc. to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If TIP Inc. fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in TIP Inc.'s disclosures which could have a material adverse effect on TIP Inc.'s business, its financial statements and the value of the TIP Inc. Common Shares.

Public company requirements may strain TIP Inc.'s resources.

As a public company, TIP Inc. will be subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and will be subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the U.S. Securities Exchange Act of 1934 and the published policy statements issued by the British Columbia Securities Commission and the SEC, respectively, and the listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as TIP Inc. complies with the reporting requirements of a public company. TIP Inc. may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the TIP Inc. Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any TIP Inc. Shareholder, it could result in substantial expense to TIP Inc. and consume significant attention of management and the TIP Inc. Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of TIP Inc., including through the solicitation of proxies from TIP Inc.'s shareholders.

TRILOGY CREDIT RATINGS

Ratings are intended to provide an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant.

Trilogy's corporate family rating with Moody's and S&P is currently B3 and B-, respectively, and the Existing Notes are currently rated Caa1 and CCC, respectively.

Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to Moody's rating system, debt securities rated within the B3 category (such as the B3 rating for Trilogy) are considered speculative and are subject to high credit risk and debt securities rated within the Caa1 category (such as the Caa1 rating for the Existing Notes) are judged to be speculative of poor standing and are subject to very high credit risk.

S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated B (such as the B- rating for Trilogy) are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. According to S&P's rating system, debt securities rated CCC (such as the CCC rating for the Existing Notes) are currently vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

Trilogy made payments to Moody's and S&P in connection with the assignment of the ratings to the Existing Notes. In addition, Trilogy has made payments in respect of certain other services provided to it by each of Moody's and S&P during the last two years.

PROMOTER

AMC, the sponsor of Alignvest, was considered a promoter of Alignvest within the meaning of applicable securities legislation for the purposes of Alignvest's initial public offering. AMC owns, directly or indirectly, 6,677,759 Alignvest Class B Shares representing approximately 87.5% of the Alignvest Class B Shares (and 19.93% of all issued and outstanding shares prior to completion of the Arrangement). AMC also owns 407,040 Alignvest Warrants (3.04% of the outstanding warrants) and does not own any Alignvest Class A Restricted Voting Shares.

Pursuant to an administrative services agreement, Alignvest pays AMC a total of $10,000 (plus applicable taxes) per month for office space, utilities and administrative supports. The administrative services agreement will terminate upon completion of Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Alignvest is not aware of any existing or contemplated legal proceedings to which it is or was a party to, or to which any of its property is or was subject. In the ordinary course of business, Trilogy and its properties, and TIP Inc. and its properties, may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. See "Risk Factors".

Other than as set out below, neither Alignvest nor Trilogy is aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body to which TIP Inc. will be subject, nor any settlement agreements before a court or with a securities regulatory authority to which TIP Inc. will be a party.

Other than as set out below, neither Trilogy nor Alignvest are aware of any existing or contemplated legal proceedings to which it or any subsidiary is or was a party to, or to which any of their property is or was subject, that would have a material adverse effect on Trilogy or Alignvest. Other than as set out below, neither Alignvest nor Trilogy is aware of any existing or contemplated legal proceedings to which TIP Inc. or any subsidiary will be a party, or to which any of their property will be subject, that would have a material adverse effect on TIP Inc.

Trilogy is subject the following material proceedings with the ATT in Bolivia. In addition to the actions listed below, Trilogy is subject to a number of other proceedings with the ATT and other Bolivian regulatory agencies. The aggregate liability associated with such other proceedings is not expected to exceed 10% of the current assets of TIP Inc.

[ ]

On April 25, 2013, the ATT issued a $2.2 million fine against NuevaTel, alleging that NuevaTel failed to comply with public telephony service repair requirements. NuevaTel has appealed the U.S.$2.2 million fine to the Supreme Tribunal of Justice, which is expected to issue a decision in 2017.

[ ]

On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San Jose de Chiquitos on the grounds that the outage was preventable by NuevaTel.

NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, ATT rescinded the fine in June 2016 and reinstated it on different grounds. NuevaTel has filed an appeal with the ATT. NuevaTel has not accrued for payment of the fine and will do so only if the ministry rules against it, in accordance with customary practices.

[ ]

The ATT has commenced an investigation against NuevaTel with respect to service outages on May 19-20, 2016. NuevaTel experienced similar outages on June 7 and October 5, 2016 with respect to which the ATT has not yet opened an investigation. If the ATT determines that these outages were deliberately caused by NuevaTel, fines in the range of $4.5 million to $7.5 million could be imposed for each outage.

[ ]

The ATT opened investigations against NuevaTel in respect of service outages in the south of Bolivia and the town of Monteagudo in 2015. The ATT has taken no significant action on these investigations since opened. While NuevaTel's network experiences outages of varying duration and scope on a recurring basis, the ATT has not chosen to investigate, although it has the authority to do so at any time within 2 years following an outage or similar incident affecting service.

[ ]

The ATT alleged that NuevaTel filed a false report concerning network performance in 2013. NuevaTel settled this matter by paying a fine of $750,000 on February 4, 2016. This case has concluded, but if the same offence is committed in the next year, the fine could be as much as $4.5 million.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described in the Prospectus, none of the proposed directors or executive officers of TIP Inc., or any person or company that is expected to beneficially own, or control or direct more than 10% of any class or series of shares of TIP Inc., or any associate or Affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of the prospectus, or any proposed transaction, that has materially affected or would materially affect TIP Inc. or any of its expected subsidiaries.

DIVIDEND POLICY AND DIVIDEND REINVESTMENT PLAN

The declaration of dividends on TIP Inc. Common Shares will be at the sole discretion of TIP Inc.'s Board of Directors.

TIP Inc. currently intends to seek to pay a dividend of up to C$0.02 per share, per year beginning in 2017 on its TIP Inc. Common Shares. As part of a dividend reinvestment plan (the "DRIP"), holders of TIP Inc. Common Shares will be provided with the right to acquire additional TIP Inc. Common Shares at 95% of the then market price in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the TIP Inc. Common Shares, distributions will also be required to be paid on the Trilogy Class C Units in the same amount (or an equivalent amount in a different currency) as on the TIP Inc. Common Shares on a per security basis. However, all Trilogy Class C unitholders will receive their dividends in securities until otherwise determined by the TIP Inc. Board of Directors. The Trilogy Founders, the Alignvest Founders and Alignvest Partners have agreed to receive their dividends in the form of additional Trilogy Class C Units or TIP Inc. Common Shares, as applicable, rather than cash until otherwise determined by the TIP Inc. Board of Directors. TIP Inc.'s dividend policy will be reviewed from time to time by TIP Inc.'s Board of Directors in the context of TIP Inc.'s earnings, financial condition and other relevant factors.

The payment of dividends in the future will depend on the earnings, cash flow and financial condition of TIP Inc. as well as the need to finance TIP Inc.'s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. TIP Inc. Board may also consider such other factors as it considers appropriate. See "Risk Factors - TIP Inc. may not pay dividends".

AUDITORS

The auditor of Alignvest is Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, having an address at Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario, Canada M5K 1J7. Such firm is independent of Alignvest within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

The auditor of Trilogy International Partners LLC is Grant Thornton LLP, Independent Registered Public Accounting Firm, having an address at 520 Pike St, Suite 2800, Seattle, WA 98101, United States. Such firm is independent of Trilogy International Partners LLC within the meaning of the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence. Upon completion of the Arrangement it is proposed that Grant Thornton LLP will remain on as the auditor of TIP Inc.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the TIP Inc. Common Shares will be TMX Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

EXPERTS AND INTERESTS OF EXPERTS

Certain Canadian legal and tax matters will be passed upon at the date of this prospectus by Stikeman Elliott LLP, on Alignvest's behalf and on behalf of AMC, and Blake, Cassels & Graydon LLP, on behalf of Trilogy. Certain U.S. legal and tax matters will be passed upon at the date of this prospectus by Dorsey & Whitney LLP, on Alignvest's behalf and on behalf of AMC, and Friedman Kaplan Seiler & Adelman LLP and Jones Day on behalf of Trilogy.

As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group; the partners and associates of Blake, Cassels & Graydon LLP, as a group; the partners and associates of Dorsey & Whitney LLP, as a group; and the partners and associates of Jones Day, as a group, each beneficially own, directly or indirectly, less than one percent of Alignvest's securities, and each will own less than one percent of the outstanding securities of TIP Inc. or Trilogy.

As of the date hereof, certain current and former partners of Friedman Kaplan Seiler & Adelman LLP, as a group, beneficially own, directly or indirectly, approximately 1.37% of the outstanding securities of Trilogy, and upon completion of the Arrangement, are expected to beneficially own, directly or indirectly, approximately 0.6% of the outstanding securities of TIP Inc.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of certain Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of TIP Inc. Common Shares or Alignvest Warrants (collectively, the "Securities") following the Arrangement and who at all relevant times, for purposes of the Tax Act, deals at arm's length with, and is not affiliated with, TIP Inc. and who will acquire and hold such Securities as capital property (a "Holder"), all within the meaning of the Tax Act. A Security will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such Security in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a "financial institution" for purposes of the "mark-to-market rules" in the Tax Act; (b) an interest in which is a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that has made a "functional currency" election under the Tax Act to determine its "Canadian tax results", as defined in the Tax Act, in a currency other than the Canadian currency; (e) who enters into, or has entered into, a "derivative forward agreement" as such term is defined in the Tax Act, with respect to a Security; or (f) who is a Founder or AMC. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Securities.

This summary does not address the possible application of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of a Security, controlled by a non-resident corporation for purposes of such rules. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is of a general nature only, is based upon the current provisions of the Tax Act, specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the ownership or disposition of the Securities must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada and is not resident or deemed to be resident in any other country (a "Resident Holder"). A Resident Holder whose TIP Inc. Common Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to deem their TIP Inc. Common Shares, and every other "Canadian security", as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, to be capital property. Such election will not apply in respect of Alignvest Warrants. Such Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable having regard to their own particular circumstances.

Exercise or Expiry of Alignvest Warrants

No gain or loss will be realized by a Resident Holder of an Alignvest Warrant upon the exercise of such Alignvest Warrant. When an Alignvest Warrant is exercised, the Resident Holder's cost of The TIP Inc. Common Share acquired thereby will be equal to the adjusted cost base of the Alignvest Warrant to such Resident Holder, plus the amount paid on the exercise of the Alignvest Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each TIP Inc. Common Share acquired on the exercise of an Alignvest Warrant, the cost of such TIP Inc. Common Share must be averaged with the adjusted cost base to such Resident Holder of all other TIP Inc. Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Alignvest Warrant.

Generally, the expiry of an unexercised Alignvest Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Alignvest Warrant. See " - Disposition of Securities" below.

Disposition of the Securities

A Resident Holder who disposes of or is deemed to have disposed of a Security (other than a disposition arising on the exercise of an Alignvest Warrant by a Resident Holder) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Security exceed (or are exceeded by) the aggregate of the adjusted cost base of such Security and any reasonable expenses associated with the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Capital losses".

Taxation of Capital Gains and Capital losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in computing the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") may be used to offset taxable capital gains realized by the Resident Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized on the disposition of a TIP Inc. Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns TIP Inc. Common Shares.

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to pay a refundable tax on its "aggregate investment income", which is defined in the Tax Act to include capital gains on the disposition or deemed disposition of Securities.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying minimum tax under the Tax Act.

A Resident Holder may be subject to United States tax on a gain realized on the disposition of a Security (see "Certain United States Federal Income Tax Considerations - Non-U.S. Holders - Dispositions of TIP Inc. Common Shares or Alignvest Warrants"). United States tax, if any, levied on any gain realized on a disposition of a Security may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Security by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Taxation of Dividends Received

Dividends (including deemed dividends) received on TIP Inc. Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for "eligible dividends" properly designated as such by TIP Inc.

Dividends (including deemed dividends) received on TIP Inc. Common Shares by a Resident Holder that is a corporation will be included in the Resident Holder's income and will generally be deductible in computing such Resident Holder's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of The TIP Inc. Common Share or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the TIP Inc. Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. Dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

A Resident Holder may be subject to United States withholding tax on dividends received on the TIP Inc. Common Shares (see "Certain United States Federal Income Tax Considerations - Non-U.S. Holders - Distributions on TIP Inc. Common Shares"). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the TIP Inc. Common Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the TIP Inc. Common Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the TIP Inc. Common Shares.

Eligibility For Investment

The TIP Inc. Common Shares and the Alignvest Warrants will, on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account ("TFSA"), provided that

(i)	in the case of the TIP Inc. Common Shares, the TIP Inc. Common Shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX); and

(ii)	in the case of the Alignvest Warrants

a.	the Alignvest Warrants are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX); or

b.

the shares to be issued on the exercise of the Alignvest Warrants are qualified investments as described in (i) above, provided that TIP Inc. is not, and deals at arm's length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such registered plan.

Notwithstanding the foregoing, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the TIP Inc. Common Shares or Alignvest Warrants held in the TFSA, RRSP or RRIF, if such Securities are prohibited investments for the TFSA, RRSP or RRIF. A Security will generally be a "prohibited investment" for a TFSA, RRSP, or RRIF if the holder of the TFSA or the annuitant under the RRSP or RRIF does not deal at arm's length with TIP Inc. for the purposes of the Tax Act, or the holder or annuitant has a "significant interest" (as defined in subsection 207.01(4) the Tax Act) in TIP Inc. Holders of a TFSA and annuitants under an RRSP or RRIF should consult their own tax advisors as to whether the TIP Inc. Common Shares or Alignvest Warrants will be a prohibited investment in their particular circumstances.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Securities in a business carried on in Canada (a "Non-Resident Holder"). Special considerations, which are not discussed in the summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own advisers.

Exercise or Expiry of Alignvest Warrants

The tax consequences of the exercise and expiry of an Alignvest Warrant held by a Non-Resident Holder are the same as those described above under "Residents of Canada - Exercise or Expiry of Alignvest Warrants".

Taxation of Dividends Received

Dividends paid or credited, or deemed to be paid or credited, on TIP Inc. Common Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, the rate of withholding tax applicable to a dividend paid on the TIP Inc. Common Shares to a Non-Resident Holder who is a resident of the U.S. for purposes of the Canada-U.S. Tax Convention, who beneficially owns the dividend and who qualifies for the benefits of the Canada-U.S. Tax Convention will generally be reduced to 15% or, if the Non-Resident Holder is a corporation that owns at least 10% of the voting stock of TIP Inc., to 5%. Not all persons who are residents of the U.S. for purposes of the Canada-U.S. Tax Convention will qualify for the benefits of the Canada-U.S. Tax Convention. A Non-Resident Holder who is a resident of the U.S. is advised to consult its tax advisor in this regard.

A Non-Resident Holder may be subject to United States withholding tax on dividends received on the TIP Inc. Common Shares (see "Certain United States Federal Income Tax Considerations - Non-U.S. Holders - Distributions on TIP Inc. Common Shares").

Disposition of Securities

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Security, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Security constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the TIP Inc. Common Shares are listed on a "designated stock exchange" for the purposes of the Tax Act, which currently includes the TSX, at the time of disposition, the TIP Inc. Common Shares and the Alignvest Warrants, as the case may be, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length held a membership interest, directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued TIP Inc. Common Shares or any other class or series of shares of TIP Inc.; and (ii) more than 50% of the fair market value of the TIP Inc. Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in such properties, whether or not the property exists. Notwithstanding the foregoing, a Security may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if a Security is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Security may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Non-Resident Holder to whom Securities are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described under "Residents of Canada - Taxation of Capital Gains and Capital losses" will generally apply.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants following the Arrangement.

This summary is for general informational purposes only and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations that may be applicable to a holder of TIP Inc. Common Shares or Alignvest Warrants. For example, it does not take into account the individual facts or circumstances of any particular holder of TIP Inc. Common Shares or Alignvest Warrants, nor does it address state and local tax, U.S. federal estate and gift tax, U.S. federal alternative minimum tax, or non-U.S. tax considerations applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants. Accordingly, this summary is not intended to be, nor should it be construed to be, U.S. federal income tax advice to any holder of TIP Inc. Common Shares or Alignvest Warrants. Each holder of TIP Inc. Common Shares or Alignvest Warrants is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of owning and disposing TIP Inc. Common Shares and Alignvest Warrants.

Authority

This summary is based on the U.S. Internal Revenue Code (the "Code"), U.S. Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions, all as applicable and in effect on the date hereof. Any of these authorities could be changed at any time, possibly on a retroactive basis, which could adversely affect the U.S. federal income tax considerations described in this summary. This summary does not consider the possible effects of any proposed legislation that, if enacted, could apply, prospectively or retroactively, to TIP Inc. Common Shares or Alignvest Warrants. No ruling will be sought from the IRS, nor will an opinion of counsel be obtained, concerning any of the U.S. federal income tax matters discussed in this summary. There is no assurance that the IRS will not successfully challenge any of the conclusions reached herein.

U.S. Holder and Non-U.S. Holder Defined

As used in this summary, a "U.S. Holder" means a holder of TIP Inc. Common Shares or Alignvest Warrants who is

(i)	a citizen or an individual resident, as defined under U.S. tax laws, of the United States;

(ii)	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

(iii)	an estate the income of which is taxable in the United States irrespective of its source; or

(iv)

a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person.

As used in this summary, a ''Non-U.S. Holder'' means a holder of TIP Inc. Common Shares or Alignvest Warrants that is not a U.S. Holder and that holds TIP Inc. Common Shares or Alignvest Warrants directly (for example, not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of TIP Inc. Common Shares or Alignvest Warrants, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of TIP Inc. Common Shares or Alignvest Warrants that are partnerships, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax considerations for them related to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants.

Matters Not Addressed by this Summary

This summary does not address U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including the following tax exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; financial institutions, insurance companies, real estate investment trusts or regulated investment companies; dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; U.S. Holders that have a ''functional currency'' other than the U.S. dollar; U.S. Holders and Non-U.S. Holders that own TIP Inc. Common Shares or Alignvest Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; U.S. Holders and Non-U.S. Holders that acquired TIP Inc. Common Shares or Alignvest Warrants in connection with the exercise of employee stock options or otherwise as compensation for services; U.S. Holders and Non-U.S. Holders that hold TIP Inc. Common Shares or Alignvest Warrants other than as a capital asset within the meaning of Section 1221 of the Code; or U.S. tax expatriates or former long-term residents of the United States.

U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including U.S. Holders and Non-U.S. Holders described in the preceding paragraph, should consult their own tax advisors regarding the U.S. federal income tax and other tax considerations for them related to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants.

Treatment of TIP Inc. as a U.S. Domestic Corporation for U.S. Federal Income Tax Purposes

It is anticipated that the Arrangement will result in the application of Section 7874 of the Code to TIP Inc. That section provides that, if certain conditions are met, a non-U.S. corporation, such as TIP Inc., may be treated as a U.S. corporation for all U.S. federal tax purposes as a result of an inversion. An inversion can occur in a transaction in which a non-U.S. corporation acquires, pursuant to a plan or a series of related transactions, substantially all of the properties constituting a trade or business of a U.S. partnership, provided that, after the acquisition, (i) former partners of the U.S. partnership own, or are treated as owning under applicable U.S. Treasury Regulations, 80 percent or more of the non-U.S. corporation's stock, by vote or value, and (ii) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the non-U.S. corporation's country of organization or incorporation when compared to the total business activities of the non-U.S. corporation and the affiliates. It is anticipated that such an inversion will occur as a result of the Arrangement. Thus, although TIP Inc. is organized under the laws of Canada and will be treated as a Canadian corporation for corporate law and Canadian federal income tax purposes, it is anticipated that TIP Inc. also will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, it is anticipated that TIP Inc. will be subject to U.S. federal income tax on its worldwide income effective as of the date of the Arrangement. TIP Inc. will also be subject to Canadian income tax on its income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that TIP Inc. Common Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding any future transfers. The remainder of this summary assumes that TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Federal Income Tax Considerations Related to the Ownership of TIP Inc. Common Shares and Alignvest Warrants after the Arrangement

U.S. Holders

Alignvest Warrants

No gain or loss will be realized by a U.S. Holder on the exercise of an Alignvest Warrant. When an Alignvest Warrant is exercised, the U.S. Holder's tax basis in the TIP Inc. Common Shares acquired through the exercise will be equal to the holder's cost of the Alignvest Warrant plus the amount paid by the holder on exercise of the Alignvest Warrant.

Distributions on TIP Inc. Common Shares

For U.S. federal income tax purposes, the gross amount of any distribution paid by TIP Inc. on the TIP Inc. Common Shares generally should be included in the gross income of a U.S. Holder as a dividend to the extent the distribution is paid out of TIP Inc.'s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder holds the TIP Inc. Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder that is a corporation generally will be entitled to a deduction equal to 70 percent of the amount of dividends received by it (80 percent if the U.S. Holder owns 20 percent or more of TIP Inc.'s stock, by vote and value), provided that such holder holds the TIP Inc. Common Shares for more than 45 days during the 91 day period beginning 45 days before the ex-dividend date and meets other holding period requirements. To the extent that the amount of any distribution exceeds TIP Inc.'s current and accumulated earnings and profits, the distribution should be treated, first, as a tax-free return of capital to the extent of the U.S. Holder's tax basis in its TIP Inc. Common Shares, and then, to the extent that the distribution exceeds the U.S. Holder's tax basis in such shares, as a capital gain. The determination of the extent to which a distribution results in a tax-free return of capital or capital gain is generally determined on a share-by-share basis.

If TIP Inc. makes a distribution in Canadian dollars rather than U.S. dollars, the amount of the distribution that a U.S. Holder must include in income under the foregoing rules will be the U.S. dollar value of the Canadian dollar distribution, determined at the Canadian dollar/U.S. dollar spot rate on the date the distribution is includible in the U.S. holder's gross income, regardless of whether the distribution is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the distribution in income to the date the holder converts the distribution into U.S. dollars will be treated as ordinary income or loss when recognized and will not be eligible for taxation at the preferential rates applicable to long-term capital gains.

Distributions by TIP Inc. to a U.S. Holder on TIP Inc. Common Shares may be subject to withholding of Canadian tax. See "Certain Canadian Federal Income Tax Considerations - Non Residents of Canada - Taxation of Dividends Received."

Dispositions of TIP Inc. Common Shares or Alignvest Warrants

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of TIP Inc. Common Shares or Alignvest Warrants, respectively, generally will be treated as capital gain or loss in an amount equal to the difference between the U.S. Holder's tax basis in TIP Inc.'s Common Shares or Warrants and the U.S. dollar value of the amount realized on the disposition. Deductions for capital losses are subject to limitations. Any such gain or loss that a U.S. Holder recognizes will generally be treated as U.S.-source gain or loss. For information relating to the Canadian federal income tax consequences arising on disposition of the TIP Inc. Common Shares, see "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada - Disposition of Securities."

Foreign Tax Credit limitations

Because it is anticipated that TIP Inc. will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its TIP Inc. Common Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer's U.S. federal income tax that the taxpayer's foreign source taxable income bears to the taxpayer's worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of TIP Inc. as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by TIP Inc. to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from TIP Inc. Similarly, to the extent a sale or disposition of the TIP Inc. Common Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the TIP Inc. Common Shares constitute taxable Canadian property within the meaning of the Canadian Tax Act, as discussed under "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada"), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder's Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8 percent tax on their ''net investment income, ''which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business, other than a passive trade or business or a trade or business consisting of trading financial instruments or commodities).

Backup Withholding and Information Reporting

Payments of dividends on or proceeds arising from the sale or other taxable disposition of TIP Inc. Common Shares or Alignvest Warrants generally will be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish such holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the foregoing summary on their ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants.

Non-U.S. Holders

Distributions on TIP Inc. Common Shares

The gross amount of any distribution by TIP Inc. to a Non-U.S. Holder on TIP Inc. Common Shares will be treated as a dividend to the extent such distribution is paid out of TIP Inc.'s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds TIP Inc.'s current and accumulated earnings and profits for a taxable year, the distribution will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in its TIP Inc. Common Shares. Then, to the extent that such distribution exceeds the Non-U.S. Holder's tax basis in its TIP Inc. Common Shares, it will be treated as gain from the sale or exchange of the Non-U.S. Holder's TIP Inc. Common shares (see ''Dispositions of TIP Inc. Common Shares or Alignvest Warrants," below). The determination of the extent to which a distribution results in a tax-free return of capital or gain is generally determined on a share-by-share basis.

Any such distribution that constitutes a dividend is treated as U.S.-source gross income and is subject to withholding under Section 1441 of the Code (unless it is treated as ''effectively connected'' income as described below and appropriate documentation is provided). The withholding rate on dividends under Section 1441 of the Code is generally 30 percent, but may be reduced pursuant to a U.S. income tax treaty. Non-U.S. Holders will be required to provide documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution. Non-U.S. Holders should also review the discussion of the FATCA rules below. Distributions by TIP Inc. to a Non-U.S. Holder on TIP Inc. Common Shares may also be subject to withholding of Canadian tax. See "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada - Taxation of Dividends Received". Non-U.S. Holders should consult their own tax advisors regarding the extent to which they may be entitled to claim a credit or deduction in their jurisdiction of residence for any taxes withheld on distributions by TIP Inc. on the TIP Inc. Common Shares.

Dispositions of TIP Inc. Common Shares or Alignvest Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of TIP Inc. Common Shares or Alignvest Warrants unless

•

such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

•

such gain is effectively connected with such Non-U.S. Holder's conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

•	TIP Inc. Common Shares constitute a U.S. real property interest by reason of TIP Inc.'s status as a ''United States real property holding corporation'' within the meaning of Section 897 of the Code.

A Non-U.S. Holder described in the first bullet above is required to pay a flat 30 per cent tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses. A Non-U.S. Holder described in the second bullet above, or if the third bullet applies, is required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in the second bullet above may also be subject to branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable U.S. income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. TIP Inc. is not, and does not anticipate becoming, a United States real property holding corporation within the meaning of Section 897 of the Code. Non-U.S. Holders should also review the discussion of the FATCA rules, below. For information relating to the Canadian tax consequences arising on a disposition of the TIP Inc. Common Shares, see "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Disposition of Securities" and "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada - Disposition of Securities".

Backup Withholding and Information Reporting

Generally, TIP Inc. must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder's country of residence. The payment of proceeds from the sale of TIP Inc. Common Shares and Alignvest Warrants by a broker to a Non-U.S. Holder is generally not subject to information reporting if

•	the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establishes an exemption; or

•	the sale of TIP Inc. Common Shares is effected outside the United States by a foreign office of a broker, unless the broker is

o	a U.S. person;

o	a foreign person that derives 50 percent or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

o	a "controlled foreign corporation" for U.S. federal income tax purposes; or

o	a foreign partnership more than 50 percent of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A backup withholding tax may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act ("FATCA") rules may result in different U.S. federal income tax consequences than are described above for Non-U.S. Holders that are not individuals and for Non-U.S. Holders that receive payments through certain foreign financial institutions, investment funds or other non-U.S. persons, including with respect to withholding, information reporting, and distributions on and dispositions of shares. For example, FATCA imposes a 30 percent U.S. withholding tax on dividends on, or gross proceeds from the sale or other disposition of, shares paid to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on the holder's behalf if the holder or such persons fail to comply with certain requirements. Non-U.S. Holders should consult their own tax advisors with respect to the application of FATCA to their particular circumstances.

MATERIAL CONTRACTS

The following are the material contracts of TIP Inc., other than contracts entered into in the ordinary course of business

(a)	the Arrangement Agreement;

(b)	the Warrant Agreement;

(c)	the Trilogy LLC Agreement;

(d)	the Voting Trust Agreement;

(e)	Existing Notes Indenture;

(f)	Senior Facilities Agreement; and

(g)	Bolivian Syndicated Loan Agreement.

Copies of the above material contracts will be available following completion of the Arrangement on TIP Inc.'s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this prospectus.

Existing Notes Indenture

On April 26, 2016, Trilogy entered into a purchase agreement with Deutsche Bank Securities Inc. (the "Initial Purchaser") pursuant to which Trilogy agreed to issue and sell to the Initial Purchaser 13.375% senior secured notes in the aggregate principal amount of $450 million due May 2019 (the "Existing Notes") The sale of the Existing Notes was funded on May 6, 2016, with proceeds of $445.5 million, net of discount of $4.5 million. The proceeds from this offering were used to fund the Trilogy's April 22, 2016 offer to purchase any and all of the previously outstanding notes issued by Trilogy that matured on August 15, 2016 and to discharge any such notes that remained outstanding following such offer to purchase.

The Existing Notes are secured by (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy and certain direct, wholly-owned U.S. domestic subsidiary guarantors of the Existing Notes and (b) a pledge of any intercompany indebtedness owed to Trilogy or any guarantor by 2degrees or any of 2degrees' subsidiaries and certain third party indebtedness owed to Trilogy by any minority shareholder in 2degrees. The Existing Notes are guaranteed by certain of Trilogy's direct wholly-owned U.S. domestic subsidiaries, and are the Issuers' and the guarantors' senior secured obligations.

The Existing Notes mature on May 15, 2019, and interest is payable semi-annually on May 15 and November 15 of each year. The Existing Notes are redeemable, in whole but not in part, at 106.688% (before May 15, 2017) or at 100% (at any time on or after May 15, 2017), plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. Trilogy may also redeem up to 35% of the Existing Notes at any time on or after May 15, 2017 using funds in an amount equal to all or a portion of the net cash proceeds of certain public equity offerings at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption.

In connection with the Arrangement Agreement, Trilogy and the holders of the Existing Notes agreed to amend the indenture for the Existing Notes (the "Existing Notes Indenture") to, among other things, permit (i) Trilogy to consummate the Arrangement and the transactions to be entered into in connection therewith without the Arrangement and related transactions constituting a "Change of Control" under the indenture, and (ii) Alignvest, on the one hand, and Trilogy and its subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement Agreement. Trilogy and the trustee under the indenture have executed a First Supplemental Indenture (the "First Supplemental Indenture") setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by Trilogy, the trustee and the guarantors thereunder, and shall become operative, from such date of execution, upon the confirmation to the trustee that the Arrangement Agreement has been consummated and that Alignvest and/or certain other affiliates of Trilogy have invested in the aggregate a minimum of $125,000,000 in Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement Agreement, unless prior to the consummation of the Arrangement, Trilogy shall have delivered to the trustee notice informing the trustee that it does not desire that the First Supplemental Indenture become operative. The First Supplemental Indenture also contains a covenant requiring Trilogy to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Existing Notes or to pay interest thereon, and requiring Trilogy to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Existing Notes or (ii) pay interest on the Existing Notes that is scheduled to be paid between the closing date of the Alignvest transaction and July 31, 2017.

The indenture governing the Existing Notes contains certain other covenants, including limitations and restrictions on Trilogy's and its restricted subsidiaries' ability to:

(i)	incur additional indebtedness;

(ii)	pay dividends, make certain distributions and other restricted payments;

(iii)	make certain investments;

(iv)	create liens on their assets to secure debt;

(v)	enter into transactions with affiliates;

(vi)	merge, consolidate or amalgamate with another company;

(vii)	agree to any restrictions on the ability of restricted subsidiaries to make payments to Trilogy; and

(viii)	transfer or sell assets.

If Trilogy or its subsidiaries sell certain assets, Trilogy may be required to reinvest the net proceeds thereof or to repay obligations under its senior indebtedness or make an offer to purchase the notes from holders with the net proceeds thereof at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

2degrees Credit Facilities

In August 2015, 2degrees entered into a senior debt facility agreement with the lenders under its existing senior debt facilities for a total of NZD$200 million of potential financing ($145.3 million based on the exchange rate at September 30, 2016) (the "Senior Facilities Agreement"). Separate facilities are provided under the agreement to repay existing indebtedness and fund 2degrees' capital expenditures (NZD$185 million) and to fund 2degrees' working capital requirements (NZD$15 million). As of September 30, 2016, the NZD$185 million facility ($134.4 million based on the exchange rate at September 30, 2016) was fully drawn-down, and NZD$8.5 million ($6.1 million based on the exchange rate at September 30, 2016) was drawn on the NZD$15 million working capital facility. The Senior Facilities Agreement maturity date is June 30, 2018. However, once every financial year, at least six months apart, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the NZD$15 million facility used to fund its working capital requirements to zero.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at the New Zealand Bank Bill Reference Rate plus a margin calculated by reference to 2degrees' senior leverage ratio at the time. Additionally, a line fee (again, dependent upon 2degrees' senior leverage ratio at that time) calculated as a percentage of the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is payable quarterly. The pricing under the Senior Facilities Agreement was negotiated on arms' length terms and is reflective of 2degrees' credit standing in the market.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to

(i)	maintain a total interest coverage ratio of not less than 3.0 times;

(ii)	maintain a senior leverage ratio of not greater than 3.0 times; and

(iii)	not exceed 110% of the agreed to annual capital expenditures in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of a security trustee acting on behalf of the lenders) by substantially all of the assets of 2degrees and its subsidiaries.

Under the Senior Facilities Agreement, upon the occurrence of a change of control, 2degrees may be required to renegotiate the terms of the facilities with its lenders. If such negotiations are unsuccessful, the lenders may, on 60 days' notice, cancel the facilities at which time 2degrees would be required to repay all outstanding amounts immediately. This is a market standard provision in New Zealand. The lenders under the Senior Facilities Agreement have already agreed that the Arrangement would not trigger these events.

Under the Senior Facilities Agreement, 2degrees is generally restricted from making distributions or other payments to, or for the benefit of, its shareholders and their related parties except where expressly permitted thereunder. The key permission is of dividends and other distributions paid out of free cash flow where 2degrees has, immediately after payment, a senior leverage ratio of less than 2.00 times.

2degrees is currently in the process of refinancing the Senior Facilities Agreement, and has mandated Bank of New Zealand and ING Bank to arrange new credit facilities. Under the proposed terms of the new credit facilities, Bank of New Zealand and ING Bank (together with other existing and new syndicate members) would provide facilities of NZD$280,000,000 (of which up to NZ$15,000,000 may be used for transactional banking). This represents an NZD$80,000,000 increase over the Senior Facilities Agreement and would allow 2degrees to

•	refinance indebtedness under the Senior Facilities Agreement;

•	repay existing indebtedness and subordinated indebtedness;

•	acquire 700MHz spectrum from TIRS; and

•	fund capital expenditure and working capital requirements of 2degrees and its subsidiaries.

Bolivian Syndicated loan

In April 2016, NuevaTel entered into a $25 million debt facility on April 18, 2016 with the same consortium of Bolivian banks (the "Bolivian Syndicated Loan") as under NuevaTel's previous debt facility entered into in December 2012, namely, Banco Nacional de Bolivia S.A., Banco Mercantil Santa Cruz S.A., Banco de Credito de Bolivia S.A. and Banco Bisa S.A. The net proceeds were used to fully repay the then outstanding balance of such previously outstanding facility and the remaining proceeds will be used for capital expenditures in 2016.

Under the terms of the credit agreement governing the Bolivian Syndicated Loan (the "Bolivian Syndicated Loan Agreement"), the Bolivian Syndicated Loan is required to be repaid in predetermined quarterly installments beginning in 2016 and ending in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia, which is the rate established by the Central Bank in Bolivia. As of September 30, 2016, Tasa de Referencia was 1.95% . Interest is payable on a quarterly basis. The Bolivian Syndicated Loan is secured by substantially all of NuevaTel's assets. The Bolivian Syndicated Loan Agreement contains certain financial covenants requiring NuevaTel to maintain

•	an indebtedness ratio (as defined in the Bolivian Syndicated Loan Agreement) of not greater than 2.15 times;

•	a debt coverage ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 1.25 times;

•	a current ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 0.65 times; and

•	a structural debt ratio (as defined in the Bolivian Syndicated Loan Agreement) of not higher than 3.0 times.

SECURITIES LAW EXEMPTIONS

Alignvest has applied to Canadian securities regulatory authorities for relief from the requirement in sections 3.2 and 3.3 of NI 52-107 - Acceptable Accounting Principles and Auditing Standards ("NI 52-107") that the financial statementsincludedinthisprospectusbepreparedinaccordance with International Financial Reporting Standards and auditedasrequiredinaccordancewithCanadiangenerallyacceptedauditingstandards,respectively(the"Accounting Standards Relief"). The Accounting Standards Relief will allow this prospectus to include financial statements prepared in accordance with U.S. GAAP and audited as required in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("U.S. PCAOB GAAS").

Alignvest's application for the Accounting Standards Relief is based on the fact that (a) prior to the filing of its final prospectus, Alignvest filed the Registration Statement with the SEC in the United States and became an SEC issuer (as such term is defined in NI 52-107); and (b) the use of U.S. GAAP and U.S. PCAOB GAAS is permitted by NI 52-107 for reporting issuers that are SEC issuers. An order signed by the securities regulatory authority in Ontario will constitute evidence that the Accounting Standards Relief has been granted.

Alignvest received an exemption from the Autorite des marches financiers ("AMF") pursuant to Section 263 of the Securities Act (Quebec) (the "Quebec Securities Act") from the requirement in Section 40.1 of the Quebec Securities Act to prepare and file a French version of this prospectus. The AMF's order allowing the exemption to French translation of this prospectus was granted in part due to (a) the non-offering nature of this prospectus and the absence of distributions of securities being offered pursuant thereto; (b) that this prospectus being attached to Alignvest's management information circular to be delivered to shareholders of Alignvest in connection with the requisite shareholders' meeting in connection with Alignvest's qualifying acquisition; and (c) the minimum percentage of total Alignvest shares held by Quebec investors.

In connection with the filing of the preliminary prospectus, Alignvest has applied to the Canadian provincial securities regulatory authorities for an exemption from the provisions of National Instrument 41-101 - General Prospectus Requirements ("NI 41-101") relating to restricted securities. An order signed by the securities regulatory authority in Ontario will constitute evidence of receipt of such relief.

In connection with the Arrangement, with respect to restricted securities, Alignvest has also applied for exemptive relief from applicable prospectus requirements under NI 41-101, NI 44-101, Form 41-101F1 Information Required in a Prospectus and Form 44-101F1 Short Form Prospectus and from the requirements under Part 10 of National Instrument 51-102 - Continuous Disclosure Obligations, and from the requirements under Parts 2 and 3 of OSC Rule 56-501 - Restricted Shares. An order signed by the securities regulatory authority in Ontario will constitute evidence of receipt of such relief.

CONTRACTUAL RIGHT OF ACTION

Original purchasers of Alignvest Class A Restricted Voting Shares and Alignvest Warrants from the underwriters in Alignvest's initial public offering who continue to hold those securities up to the Redemption Deposit Date will have a contractual right of action for rescission or damages against TIP Inc. (as well as a contractual right of action for damages alone against: (a) the directors of Alignvest as of the Redemption Deposit Date (the "Alignvest directors"), and (b) every person or company who signs this prospectus, which, for greater certainty, includes AMC as promoter of Alignvest (collectively, the "signatories")).

In the event that Alignvest's qualifying acquisition is completed and if this prospectus or any amendment hereto contains a misrepresentation (as defined in the Securities Act (Ontario)), provided that such claims for rescission or damages are commenced by the purchaser not later than (a) in the case of an action for rescission, 180 days after the Redemption Deposit Date, or (b) in the case of an action for damages, the earlier of (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three (3) years after the Redemption Deposit Date, a purchaser who purchased Alignvest Class A Restricted Voting Shares and Alignvest Warrants from Alignvest in its initial public offering shall, in respect of such Alignvest Class A Restricted Voting Shares, as re-designated pursuant to the Arrangement as TIP Inc. Common Shares, and such Alignvest Warrants, be entitled to, in addition to any other remedy available at the time to such holder, (i) as against TIP Inc., in the case of rescission, the amount paid for such Alignvest Class A Restricted Voting Shares and/or such Alignvest Warrants, as applicable, upon surrender of such securities, and (ii) as against TIP Inc., the Alignvest directors and the signatories, in the case of a damages election, their proven damages.

In addition, the following additional provisions apply to actions against the Alignvest directors or the signatories

(i)	each has a due diligence defence and the other defences and rights contemplated in section 130 of the Securities Act (Ontario) and at law; and

(ii)	each is entitled to be indemnified by TIP Inc. and Trilogy to the maximum extent permitted by law.

This contractual right of action for rescission or damages will, subject to the foregoing, be consistent with the statutory right of rescission or damages described under section 130 of the Securities Act (Ontario). In no case shall the amount recoverable exceed the original purchase price of the Alignvest Class A Restricted Voting Units. In addition, for nonresidents of Canada, the contractual right shall be subject to the same interpretational or constitutional defences, if any, as would apply to a claim against a resident Canadian issuer under section 130 of the Securities Act (Ontario), and, as a result, the argument that non-residents are not entitled to take advantage of the contractual right shall not be precluded.

The directors of Alignvest as at the date of the final prospectus (or any amendment), namely Reza Satchu, Timothy Hodgson, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Andy Moysiuk, Razor Suleman and Donald Walker, will, subject to the terms thereof, be potentially liable for misrepresentations in this final prospectus (as it may be amended) under Part XXIII.1 of the Securities Act (Ontario) and the "Contractual Right of Action" described above. New directors of TIP Inc. appointed after such date will not be subject to such liability.

APPENDIX A - ALIGNVEST AUDITED ANNUAL FINANCIAL STATEMENTS

A-1

ALIGNVEST ACQUISITION CORPORATION

FINANCIAL STATEMENTS

AS AT APRIL 30, 2016

AND FOR THE PERIOD FROM INCEPTION ON MAY 11, 2015 TO APRIL 30, 2016

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Alignvest Acquisition Corporation

We have audited the accompanying balance sheet of Alignvest Acquisition Corporation (the "Corporation") as of April 30, 2016 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception on May 11, 2015 to April 30, 2016. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alignvest Acquisition Corporation as of April 30, 2016, and the results of its operations and its cash flows for the period from inception on May 11, 2015 to April 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

Toronto, Canada December 20, 2016

ALIGNVEST ACQUISITION CORPORATION
BALANCE SHEET

[expressed in Canadian dollars]
As at
April 30, 2016
$
ASSETS
Current assets:
Cash	1,792,631
Prepaid expenses	20,202
Total current assets	1,812,833

Other assets:
Restricted cash and investments held in escrow	259,945,987

TOTAL ASSETS	261,758,820

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	123,010
Due to related party	78,822
Total current liabilities	201,832

Other liabilities:
Deferred underwriters' commission	9,056,250
TOTAL LIABILITIES	9,258,082

Commitments and Contingencies
Class A Restricted Voting shares subject to redemption, 25,875,00 shares (at redemption value of $10.00 per share)	258,750,000
.
STOCKHOLDERS' EQUITY
Class B shares, unlimited authorized, 7,631,720 issued	-
Additional paid-in-capital	(6,504,070)
Surplus	254,808
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(6,249,262)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	261,758,820

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(Signed) "Timothy Hodgson"	(Signed) "Adam Jiwan"
Timothy Hodgson	Adam Jiwan
Director	Director

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF OPERATIONS

[expressed in Canadian dollars, except per share amounts]
From inception on
May 11, 2015 to
April 30, 2016
$
REVENUE
Interest income	1,195,987

EXPENSES
General and administrative	845,996
NET INCOME BEFORE TAX	349,991

Income tax expense	95,183
NET INCOME	254,808

NET INCOME PER SHARE
Basic and diluted	0.05

Weighted average number of Class B Shares outstanding - basic and diluted	5,330,064

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period from inception on May 11, 2015 to April 30, 2016
[expressed in Canadian dollars, except number of shares and warrants outstanding]

	Class B Shares		Paid in Capital
	Number	Amount	Number	Amount	Surplus	Total
		$		$	$	$
Balance, May 11, 2015	-	-	-	-	-	-
Issuance of Class B Share to Sponsor on May 11, 2015	1	-		10		10
Issuance of Class B Shares to Founders on June 16, 2015	6,701,344	-		25,000		25,000
Issuance of Class B Units to Founders on June 24, 2015 (share portion)	846,000	-		8,375,400		8,375,400
Issuance of Class B Units to Founders on June 24, 2015 (warrant portion)				84,600		84,600
Issuance of Class A Restricted Voting Shares pursuant to the Offering on June 24, 2015			22,500,000	222,750,000		222,750,000
Issuance of Warrants pursuant to the Offering June 24, 2015				2,250,000		2,250,000
Issuance of Class B Units to Founders on July 7, 2015 (share portion)	84,375	-		835,312		835,312
Issuance of Class B Units to Founders on July 7, 2015 (warrant portion)				8,438		8,438
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over-allotment option on July 7, 201			3,375,000	33,412,500		33,412,500
Issuance of Warrants pursuant to the Offering July 7, 2015				337,500		337,500
Class A Restricted Voting Shares subject to possible redemption; 25,875,00 shares at redemption value of $10.00 per share			(25,875,000)	(258,750,000)		(258,750,000)
Underwriting expenses (net of taxes)				(6,776,580)		(6,776,580)
Deferred underwriting compensation				(9,056,250)		(9,056,250)
Net income					254,808	254,808
Balance, April 30, 2016	7,631,720			(6,504,070)	254,808	(6,249,262)

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CASH FLOWS

[expressed in Canadian dollars]
From inception on
May 11, 2015 to
April 30, 2016
$
OPERATING ACTIVITIES
Net income	254,808
Non-cash items included in net loss and other adjustments
Interest income	(1,195,987)
Changes in non-cash working capital
Prepaid expenses	(20,202)
Accounts payable and accrued liabilities	123,010
Due to related party	78,822
Deferred tax expense	95,183
NET CASH USED IN OPERATING ACTIVITIES	(664,366)

INVESTING ACTIVITIES
Investment in restricted cash and investments held in escrow	(258,750,000)
NET CASH USED IN INVESTING ACTIVITIES	(258,750,000)

FINANCING ACTIVITIES
Proceeds from sale of Class B Share to Sponsor	10
Proceeds from sale of Class B Shares to Founders	25,000
Proceeds from sale of Class B Units to Founders	9,303,750
Proceeds from sale of Class A Restricted Voting Units	258,750,000
Payment of underwriting expenses	(6,871,763)
NET CASH PROVIDED BY FINANCING ACTIVITIES	261,206,997

NET INCREASE IN CASH DURING THE PERIOD	1,792,631
CASH, BEGINNING OF PERIOD
CASH, END OF PERIOD	1,792,631

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

1.	ORGANIZATION AND NATURE OF OPERATIONS

Alignvest Acquisition Corporation (the "Corporation") is a special purpose acquisition corporation that was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a "Qualifying Acquisition"). The Corporation's business activities are carried out in a single business segment.

The Corporation was created by Alignvest Management Corporation (the "Sponsor" or "AMC"), an alternative investment management firm that seeks to deliver exceptional risk-adjusted returns for its clients. AMC was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions.

The Corporation was incorporated on May 11, 2015 under the Business Corporations Act (Ontario), and is domiciled in Canada. The Corporation's head office, and the head office of AMC, is located at 100 King Street West, 70th Floor, Toronto, Ontario, Canada, M5X 1C7.

On May 11, 2015, AMC purchased 1 Class B Share of the Corporation for $10. On June 16, 2015, AMC purchased an additional 5,863,679 Class B Shares and each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with the Sponsor, the "Founders"), purchased 167,533 Class B Shares (collectively, the "Founders' Shares") for aggregate proceeds of $25,000.

On June 24, 2015, the Corporation announced the completion of its initial public offering (the "Offering") of 22,500,000 units at $10.00 per unit. Each unit consisted of one Class A Restricted Voting Share of the Corporation and one half of a warrant (together, a "Class A Restricted Voting Unit"). Following a Qualifying Acquisition, each Class A Restricted Voting Share will be automatically converted into one Class B Share of the Corporation, and accordingly, each whole warrant (a "Warrant") will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to anti-dilution adjustments, for a five-year period following completion of a Qualifying Acquisition. The Class A Restricted Voting Units traded on the Toronto Stock Exchange ("TSX") under the symbol "AQX.UN". On August 4, 2015, the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX under the symbols "AQX.A" and "AQX.WT", respectively.

On June 24, 2015, concurrent with closing of the Offering, the Sponsor purchased 740,250 Class B Units and each of the Founders (excluding the Sponsor) purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit for a total of 846,000 Class B Units and aggregate proceeds of $8,460,000. Each Class B Unit consisted of one Class B Share and one-half of a Warrant, with each whole Warrant entitling the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each whole Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50 for a five-year period following completion of a Qualifying Acquisition.

1

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

In connection with the Offering, the Corporation granted the underwriters a 30-day non-transferable over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. On July 7, 2015, the underwriters exercised their over-allotment option in full to purchase an additional 3,375,000 Class A Restricted Voting Units for aggregate proceeds of $33,750,000. Concurrent with the exercise of the over-allotment option, the Sponsor purchased an additional 73,830 Class B Units, and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, or aggregate proceeds of $843,750.

The Founders' Shares included an aggregate of up to 864,844 Class B Shares that were subject to forfeiture to the extent that the underwriters' over-allotment option was not exercised in full. No Founders' Shares were forfeited pursuant to these arrangements.

As at April 30, 2016, the Founders collectively owned 6,701,345 Class B Shares and 930,375 Class B Units of the Corporation, representing 22.78% of the Corporation's total issued and outstanding Class A Restricted Voting Shares and Class B Shares.

Upon closing of the Offering, an aggregate of $258,750,000 from the sale of Class A Restricted Voting Units, or $10.00 per Class A Restricted Voting Unit sold to the public, was placed with Equity Financial Trust Company, as escrow agent, in an escrow account (the "Escrow Account") in Toronto, Ontario at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the funds held in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing of a Qualifying Acquisition; (ii) a redemption of Class A Restricted Voting Shares as further described below; (iii) the dissolution of the Corporation; and (iv) the requirement to pay taxes on the amounts earned on the escrowed funds and/or other applicable amounts. The escrowed funds will also be used to pay the deferred underwriters' commission, which will be payable by the Corporation to the underwriters upon the closing of a Qualifying Acquisition. After deducting the expenses of the Offering, any remaining net proceeds from the issuance of Class A Restricted Voting Units and Class B Units not held in the Escrow Account may be used by the Corporation to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

In connection with any Qualifying Acquisition, the Corporation will seek shareholder approval at a shareholders' meeting called for such purpose. Irrespective of whether they vote for or against, or do not vote on, the proposed Qualifying Acquisition, holders of Class A Restricted Voting Shares may elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the per share amount then on deposit in the Escrow Account, including interest or other amounts earned (net of applicable taxes payable on such interest and other amounts earned in the Escrow Account, and net of direct expenses related to the redemption), subject to certain limitations, including a mechanism to prevent any single shareholder, together with any affiliate of such shareholder or other person with whom such shareholder or affiliate is acting jointly or in concert, from redeeming more than 15% of the Class A Restricted Voting Shares sold in the Offering. The Founders of the Corporation shall not be entitled to redeem any Class B Shares of the Corporation purchased by them, including the Class B Shares forming part of the Class B Units that they purchased.

2

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

If the Corporation is unable to complete its Qualifying Acquisition within 21 months from the date of the closing of the Offering (or 24 months from the date of the closing of the Offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21 month period), the Corporation will liquidate and dissolve and distribute its assets in the Escrow Account to the holders of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive a full pro-rata portion of the amount then held in the Escrow Account, including any interest or other amounts earned, net of any applicable taxes paid on such interest and other amounts earned in the Escrow Account, and net of up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses of dissolution and certain other related costs. Subject to the Corporation's Board of Directors, and with the consent of the TSX, if required, the permitted timeline for the completion of the Qualifying Acquisition can be extended by up to 36 months with shareholder approval from the holders of Class A Restricted Voting Shares, subject to applicable redemption rights.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules of the Securities and Exchange Commission ("SEC").

Emerging growth company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective pursuant to the Securities Act or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such an election to opt out is irrevocable. The Corporation has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Corporation, as an emerging growth company, can adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.

Common stock subject to possible redemption

The Corporation accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Corporation's common stock features certain redemption rights that are considered to be outside of the Corporation's control and subject to occurrence of uncertain future events. Accordingly, at April 30, 2016, the common stock subject to possible redemption in the amount of $258,750,000 is presented as temporary equity, outside of the stockholders' equity section of the Corporation's balance sheet.

3

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Financial Instruments

The fair value of the Corporation's assets and liabilities, which qualify as financial instruments under ASC Top 820 "Fair Value Measurements and Disclosures", approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

•	Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
•	Level 2 - valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.
•	Level 3 - valuation techniques with significant unobservable market inputs.

Impairment of Financial Assets at Amortized Cost

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Objective evidence may include significant financial difficulty of the obligor or delinquencies in interest and principal payments. If such evidence exists, the Corporation recognizes an impairment loss equal to the difference between the carrying value of the financial asset and the present value of the estimated future cash flows, discounted using the instrument's original effective interest rate for the financial asset. An impairment of a financial asset carried at amortized cost is reversed in subsequent periods if the amount of the loss decreased and the decrease can be related objectively to an event occurring after the impairment was recognized.

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of April 30, 2016. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

4

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

The Corporation may be subject to potential income tax examinations by federal or state authorities. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and provincial tax laws. The Corporation's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Corporation's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of April 30, 2016. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The Corporation is subject to income tax examinations by major taxing authorities since its inception.

Net Earnings (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, "Earnings Per Share." Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. At April 30, 2016, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Corporation. As a result, diluted income per share is the same as basic income per share for the periods presented.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Corporation will adopt the methodologies prescribed by ASU 2014-15 by the date required, and does not anticipate that the adoption of ASU 2014-15 will have a material effect on its financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes - Balance Sheet Classification of Deferred Taxes" ("ASU 2015-17"). The amendments under the new guidance require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The guidance is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has early adopted this guidance effective December 31, 2015 on a retrospective basis, the impact of which was not significant to the financial statements. The Corporation will adopt the methodologies prescribed by ASU 2015-17 by the date required, and does not anticipate that the adoption of ASU 2015-17 will have a material effect on its financial position or results of operations.

Subsequent events

The Corporation evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Any material events that occur between the balance sheet date and the date that the financial statements were available for issuance are disclosed as subsequent events, while the financial statements are adjusted to reflect any conditions that existed at the balance sheet date. Based upon this review, the Corporation did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the financial statements, except as disclosed in note 14.

5

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation's reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its 2016 Financial Statements.

Warrant Valuation

Pursuant to the Corporation's Offering of Class A Restricted Voting Units and Class B Units, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation's income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the statement of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4.	THE OFFERING

The securities offered to the public pursuant to the Offering included 22,500,000 Class A Restricted Voting Units at an offering price of $10.00 per Class A Restricted Voting Unit. In addition, and in connection with the Offering, the Corporation granted to the underwriters an over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit. On July 7, 2015, the underwriters exercised their over-allotment option to purchase an additional 3,375,000 Class A Restricted Voting Units.

6

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one half of a warrant. Each full warrant will become exercisable only commencing 30 days after the completion of a Qualifying Acquisition, and is exercisable to purchase one Class B Share at an exercise price of $11.50, subject to normal anti-dilution adjustments. The warrants will expire on the day that is five years after the completion of a Qualifying Acquisition or may expire if a Qualifying Acquisition is not completed.

If the Corporation is unable to complete a Qualifying Acquisition within 21 months from the closing of the Offering, or 24 months from the date of the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21-month period, it will redeem 100% of the issued and outstanding Class A Restricted Voting Shares using the funds in the Escrow Account [note 6]. In such event, warrants may expire and be worthless.

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option, as applicable. Furthermore, the Corporation has deposited to the Escrow Account $0.350 per Class A Restricted Voting Unit, which will be released to the underwriters only upon completion of a Qualifying Acquisition.

5.	RESTRICTED CASH AND INVESTMENTS HELD IN ESCROW

Restricted cash and investments held in escrow comprise the following:

April 30, 2016
$
Cash	1
Investment in Government of Canada Treasury Bills due June 24, 2016	259,734,640
Accrued interest	211,346
Restricted cash and investments held in escrow	259,945,987

6.	CLASS A RESTRICTED VOTING SHARES SUBJECT TO REDEMPTION

Authorized

The Corporation is authorized to issue an unlimited number of Class A shares (the "Class A Restricted Voting Shares"). The holders of Class A Restricted Voting Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, including the election and removal of directors and auditors. The holders of Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the permitted timeline and of a proposed Qualifying Acquisition.

7

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds from the Escrow Account in the event that the Corporation does not complete a Qualifying Acquisition within the permitted timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation's Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation's control and subject to uncertain future events. Accordingly, the Corporation has classified its "Class A Restricted Voting Shares subject to redemption" as commitments and contingencies at redemption value.

Class A Restricted Voting Shares - Issued and Outstanding

	Number	$
Balance, May 11, 2015
Issuance of Class A Restricted Voting Shares pursuant to the Offering	22,500,000	225,000,000
Issuance of Class A Restricted Voting Shares pursuant to exercise of the overallotment option	3,375,000	33,750,000
Balance, April 30, 2016	25,875,000	258,750,000

7.	STOCKHOLDERS' EQUITY

A)	Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B shares (the "Class B Shares") without nominal or par value. The holders of Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to approve an extension of the permitted timeline within which the Corporation is required to complete its Qualifying Acquisition, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to their Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Acquisition within the permitted timeline.

8

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Forfeiture of Founders' Shares

By agreement with the Founders, 25% of the Founders' Shares held by each of the Founders (the "Founders' Forfeiture Shares") will be subject to forfeiture by the Founders on the fifth anniversary of the closing of a Qualifying Acquisition unless the closing price of the Class B Shares exceeds $13.00 for any 20 trading days within a 30-trading-day period at any time following the closing of a Qualifying Acquisition. The Founders' Forfeiture Shares will be subject to transfer restrictions until such time as the above conditions are met, at which point they will become subject to the same restrictions on transfer, assignment or sale as all other Founders' Shares.

Restrictions on Transfer, Assignment or Sale of Founders' Shares

The holders of the Founders' Shares have agreed not to transfer, assign or sell any of their Founders' Shares prior to completion of the Corporation's Qualifying Acquisition, and following completion of a Qualifying Acquisition, they have agreed not to sell or transfer any of their Founders' Shares until the earlier of:

•	One year following completion of a Qualifying Acquisition; or
•	The closing price of the Class B Shares equaling or exceeding $12.00 per share for any 20 trading days within a 30-day trading period at any time following the closing of a Qualifying Acquisition.

The Founders Shares may also be subject to TSX escrow requirements

B)	Warrants

As at April 30, 2016, the Corporation had 13,402,688 Warrants outstanding, each with an exercise price of $11.50 per Warrant. The Warrants are not exercisable by the holder thereof until 30 days after the Corporation completes a Qualifying Acquisition. Following a Qualifying Acquisition, each Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50, subject to normal anti-dilution adjustments, for a five-year period following completion by the Corporation of a Qualifying Acquisition. Warrants will expire if a Qualifying Acquisition is not completed.

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days' notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganization and recapitalizations) for any 20 trading days within a 30 trading day period.

8.	TRANSACTION COSTS

Transaction costs consist principally of legal, accounting and underwriting costs incurred through the balance sheet date that are directly related to the Offering. Transaction costs incurred amounting to $15,928,013 (including $15,525,000 in underwriters' commission of which $9,056,250 is deferred and payable only upon completion of a Qualifying Acquisition) were charged to stockholder's equity upon completion of the Offering.

Underwriters' commission

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering.

The Corporation paid $6,468,750, representing $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option. Upon completion of a Qualifying Acquisition, the remaining $9,056,250 of the underwriters' commission, representing $0.350 per Class A Restricted Voting Unit, will be released to the underwriters from the funds held in the Escrow Account.

9

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

9.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

From inception on
May 11, 2015 to
April 30, 2016
$
Public company expenses	418,001
Insurance	36,765
General office expenses	391,230
845,996

10.	RELATED PARTY TRANSACTIONS

The Sponsor has agreed that until the Corporation completes a Qualifying Acquisition, it will provide certain office space, utilities and administrative support to the Corporation. The Corporation has agreed to pay $10,000 per month, plus applicable taxes, for the provision of such services commencing on the effective date of the closing of the Offering. As at April 30, 2016, the amount due to the Sponsor was $78,832, which included $11,300 for office and administrative support and the remainder for out-of-pocket expenses paid by the Sponsor on behalf of the Corporation.

The amounts due to AMC are currently non-interest bearing and are payable no later than the date of the consummation of a Qualifying Acquisition. Due to the short-term nature of this arrangement, the fair value of the amounts due to related party approximates their carrying amount.

AMC has executed a make whole agreement and undertaking in favour of the Corporation, whereby AMC has agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

11.	INCOME TAXES

The income tax amount on pre-tax income differs from the income tax that would arise using the combined Canadian federal and provincial statutory tax rate of 26.5%, as a result of the following items:

From inception on
May 11, 2015 to
April 30, 2016
$
Income before tax at statutory rate of 26.5%	92,748
Effect on taxes of:
Non-deductible expenses	2,435
Income tax	95,183

10

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Deferred income tax assets are only given recognition in the Corporation's financial statements if management has determined that it is probable that such deferred income tax assets may be recovered. The recoverability of deferred income tax assets is partially dependent on the nature, terms and conditions of a Qualifying Acquisition that is to be completed in the future, causing uncertainty in the ability of the Corporation to benefit from deferred income tax assets. In recognition of this uncertainty, management has provided a full valuation allowance on these deferred tax assets as set out below:

	As at April 30, 2016	Deferred Tax
	$	$
Tax loss carryforwards	977,517	259,042
Share issue costs	14,591,314	3,866,698
	15,568,831	4,125,740
Valuation Allowance		(4,125,740)
Net Deferred Tax Asset

At April 30, 2016, the Corporation had estimated non-capital losses of $977,517 that may be carried forward to reduce taxable income derived in future years. These non-capital losses will expire in 2036.

Transaction costs paid by the Corporation in respect of the issuance of shares, including the issuance of Class A Restricted Voting Shares, are deductible for income tax purposes on a straight line basis over a five-year period. Deferred underwriters' commissions will be deductible, if and when paid pursuant to a Qualifying Acquisition, on a straight line basis over a five-year period.

12.	FINANCIAL INSTRUMENTS

Fair Value Measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation's statement of financial position as at April 30, 2016, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the 2016 Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

		Fair value as at April 30, 2016
	Carrying value as at
	April 30, 2016	Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Restricted cash and investments held in escrow	259,945,987	-	259,945,987	-

11

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation's overall risk management strategy seeks to minimize potential adverse effects of the Corporation's financial performance.

Market Risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its restricted cash and investments held in its Escrow Account. Due to the short-term nature of these financial instruments, the Corporation's exposure to interest rate risk is nominal.

Currency Risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation's presentation currency of the Canadian dollar. The Corporation does not currently have any exposure to currency risk as the Corporation does not transact in any currency other than the Canadian dollar.

13.	CAPITAL MANAGEMENT

The Corporation defines the capital that it manages as its stockholders' equity, and its Class A Restricted Voting Shares. The following table summarizes the carrying value of the Corporation's capital as at April 30, 2016:

As at April 30, 2016
$
Stockholders' equity	(6,249,262)
Class A Restricted Voting Shares subject to redemption	258,750,000
252,500,738

The Corporation's primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Liquidity

As at April 30, 2016, the Corporation had $1,792,631 in cash. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

12

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, the Corporation may obtain such funding by way of unsecured loans from AMC or from affiliates of AMC, subject to consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. AMC would not have recourse under such loans against the Escrow Account, and thus the loans will not reduce the value of such Escrow Account. Such loans will collectively be subject to a maximum principal amount of $1,000,000 in the aggregate, and may be repayable in cash following the closing of a Qualifying Acquisition.

Otherwise, and subject to any relief granted by the TSX, the Corporation may seek to raise additional funds through a rights offering of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable TSX rules. Other than the foregoing, the Corporation will not be able to obtain any form of debt or equity financing other than in accordance with applicable securities laws and only with the consent of the TSX. There is no assurance that the Corporation's plans to consummate a Qualifying Acquisition will be successful.

14.	SUBSEQUENT EVENT

As publicly announced, the Corporation and Trilogy International Partners LLC ("Trilogy") entered into an arrangement agreement dated November1, 2016 ("Arrangement Agreement") to effect a business combination, which is intended to constitute the Corporation's qualifying acquisition, by way of a court approved plan of arrangement ("Arrangement").

Pursuant to the Arrangement Agreement, the Corporation and Trilogy have agreed to complete the Arrangement under which the Corporation has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for the Corporation's common shares (or cash based on the then trading price, at Trilogy's option). Such equity will be accompanied by special voting rights in the Corporation on an as-exchanged proportional basis.

The Arrangement constitutes the Corporation's qualifying acquisition and must be approved by the Corporation's shareholders at a special meeting of shareholders (the "Meeting"). The founders of the Corporation previously agreed to vote their Class B Shares and any Class A Restricted Voting Shares (the "Class A Shares") they have acquired in favour of the Arrangement. In addition to the Corporation's shareholder approvals by majority vote (with both classes voting together), as well as any other shareholder approval that may be required by the TSX, completion of the Arrangement will be subject to the approval of the Ontario Superior Court of Justice and applicable regulatory approvals, including the Ontario Securities Commission and the Toronto Stock Exchange. Dissent rights are not expected to apply.

13

APPENDIX B - ALIGNVEST INTERIM FINANCIAL STATEMENTS

B-1

ALIGNVEST ACQUISITION CORPORATION

CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS AT AND FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2016

ALIGNVEST ACQUISITION CORPORATION
BALANCE SHEETS
[Unaudited]

[expressed in Canadian dollars]
	As at
	October 31, 2016	April 30, 2016
	$	$
ASSETS
Current assets:
Cash	1,324,637	1,792,631
Prepaid expenses	106,951	20,202
Total current assets	1,431,588	1,812,833

Other assets:
Restricted cash and investments held in escrow	260,584,865	259,945,987
TOTAL ASSETS	262,016,453	261,758,820

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	253,177	123,010
Due to related party	132,831	78,822
Total current liabilities	386,008	201,832

Other liabilities:
Deferred underwriters' commission	9,056,250	9,056,250
TOTAL LIABILITIES	9,442,258	9,258,082

Commitments and Contingencies
Class A Restricted Voting shares subject to redemption, 25,875,00 shares (at redemption value of $10.00 per share)	258,750,000	258,750,000

STOCKHOLDERS' EQUITY
Class B shares, unlimited authorized, 7,631,720 issued		-
Additional paid-in-capital	(6,504,070)	(6,504,070)
Surplus	328,265	254,808
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(6,175,805)	(6,249,262)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	262,016,453	261,758,820

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(Signed) "Timothy Hodgson"	(Signed) "Adam Jiwan"

Timothy Hodgson	Adam Jiwan
Director	Director

ALIGNVEST ACQUISITION CORPORATION
STATEMENTS OF OPERATIONS
[Unaudited]

[expressed in Canadian dollars, except per share amounts]
	For the	For the	For the	From inception on
	three months ended	three months ended	six months ended	May 11, 2015 to
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
	$	$	$	$
REVENUE
Interest income	323,096	401,523	638,878	561,119

EXPENSES
General and administrative	180,515	123,508	565,421	464,409

	180,515	123,508	565,421	464,409
NET INCOME FOR THE PERIOD	142,581	278,015	73,457	96,710

NET INCOME PER SHARE
Basic and diluted	0.02	0.05	0.01	0.02

Weighted average number of Class B Shares outstanding - basic and diluted	5,956,384	5,956,384	5,956,384	4,674,949

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
[Unaudited]

[expressed in Canadian dollars, except number of shares and warrants outstanding]
	Class B Shares		Paid in Capital
	Number	Amount	Number	Amount	Surplus	Total
		$		$	$	$
Balance, May 11, 2015	-	-	-	-	-	-
Issuance of Class B Share to Sponsor on May 11, 2015	1	-		10		10
Issuance of Class B Shares to Founders on June 16, 2015	6,701,344	-		25,000		25,000
Issuance of Class B Units to Founders on June 24, 2015 (share portion)	846,000	-		8,375,400		8,375,400
Issuance of Class B Units to Founders on June 24, 2015 (warrant portion)				84,600		84,600
Issuance of Class A Restricted Voting Shares pursuant to the Offering on June 24, 2015			22,500,000	222,750,000		222,750,000
Issuance of Warrants pursuant to the Offering June 24, 2015				2,250,000		2,250,000
Issuance of Class B Units to Founders on July 7, 2015 (share portion)	84,375	-		835,312		835,312
Issuance of Class B Units to Founders on July 7, 2015 (warrant portion)				8,438		8,438
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over-allotment option on July 7, 2015			3,375,000	33,412,500		33,412,500
Issuance of Warrants pursuant to the Offering July 7, 2015				337,500		337,500
Class A Restricted Voting Shares subject to possible redemption; 25,875,00 shares at redemption value of $10.00 per share			(25,875,000)	(258,750,000)		(258,750,000)
Underwriting expenses (net of taxes)				(6,776,580)		(6,776,580)
Deferred underwriting compensation				(9,056,250)		(9,056,250)
Net income					254,808	254,808
Balance, April 30, 2016	7,631,720	-	-	(6,504,070)	254,808	(6,249,262)
Transactions for the three months ended October 31, 2016
Net income					73,457	73,457
Balance, October 31, 2016	7,631,720			(6,504,070)	328,265	(6,175,805)
The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENTS OF CASH FLOWS
[Unaudited]

[expressed in Canadian dollars]
	For the	From inception on
	six months ended	May 11, 2015 to
	October 31, 2016	October 31, 2015
	$	$
OPERATING ACTIVITIES
Net income	73,457	96,710
Non-cash items included in net loss and other adjustments
Interest income	(638,878)	(561,119)
Changes in non-cash working capital
Prepaid expenses	(86,749)	(29,412)
Accounts payable and accrued liabilities	130,167	122,703
Due to related party	54,009	24,932
CASH USED IN OPERATING ACTIVITIES	(467,994)	(346,186)

INVESTING ACTIVITIES
Investment in restricted cash and investments held in escrow		(258,750,000)
CASH USED IN INVESTING ACTIVITIES		(258,750,000)

FINANCING ACTIVITIES
Proceeds from sale of Class B Share to Sponsor		10
Proceeds from sale of Class B Shares to Founders		25,000
Proceeds from sale of Class B Units to Founders		9,303,750
Proceeds from sale of Class A Restricted Voting Units		258,750,000
Payment of underwriting expenses		(6,871,763)
CASH PROVIDED BY FINANCING ACTIVITIES		261,206,997

NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(467,994)	2,110,811
CASH, BEGINNING OF PERIOD	1,792,631	-
CASH, END OF PERIOD	1,324,637	2,110,811

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

1.	ORGANIZATION AND NATURE OF OPERATIONS

Alignvest Acquisition Corporation (the "Corporation") is a special purpose acquisition corporation that was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a "Qualifying Acquisition"). The Corporation's business activities are carried out in a single business segment.

The Corporation was created by Alignvest Management Corporation (the "Sponsor" or "AMC"), an alternative investment management firm that seeks to deliver exceptional risk-adjusted returns for its clients. AMC was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions.

The Corporation was incorporated on May 11, 2015 under the Business Corporations Act (Ontario), and is domiciled in Canada. The Corporation's head office, and the head office of AMC, is located at 100 King Street West, 70th Floor, Toronto, Ontario, Canada, M5X 1C7.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and in accordance with Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed interim financial statements should be read in conjunction with the Corporation's audited financial statements and notes thereto, for the period ended April 30, 2016. The interim results for the three months ended October 31, 2016 are not necessarily indicative of the results to be expected for the year ending April 30, 2017 or for any future interim periods.

Common stock subject to possible redemption

The Corporation accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Corporation's common stock features certain redemption rights that are considered to be outside of the Corporation's control and subject to occurrence of uncertain future events. Accordingly, at October 31, 2016, the common stock subject to possible redemption in the amount of $258,750,000 is presented as temporary equity, outside of the stockholders' equity section of the Corporation's balance sheet.

1

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

Financial Instruments

The fair value of the Corporation's assets and liabilities, which qualify as financial instruments under ASC Top 820 "Fair Value Measurements and Disclosures", approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

•	Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
•

Level 2 - valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 - valuation techniques with significant unobservable market inputs.

Impairment of Financial Assets at Amortized Cost

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Objective evidence may include significant financial difficulty of the obligor or delinquencies in interest and principal payments. If such evidence exists, the Corporation recognizes an impairment loss equal to the difference between the carrying value of the financial asset and the present value of the estimated future cash flows, discounted using the instrument's original effective interest rate for the financial asset. An impairment of a financial asset carried at amortized cost is reversed in subsequent periods if the amount of the loss decreased and the decrease can be related objectively to an event occurring after the impairment was recognized.

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of April 30, 2016. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

2

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

The Corporation may be subject to potential income tax examinations by federal or state authorities. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and provincial tax laws. The Corporation's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Corporation's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of April 30, 2016. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The Corporation is subject to income tax examinations by major taxing authorities since its inception.

Net Earnings (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, "Earnings Per Share." Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. At April 30, 2016, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Corporation. As a result, diluted income per share is the same as basic income per share for the periods presented.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Corporation will adopt the methodologies prescribed by ASU 2014-15 by the date required, and does not anticipate that the adoption of ASU 2014-15 will have a material effect on its financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, Income Taxes - Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"). The amendments under the new guidance require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The guidance is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has early adopted this guidance effective December 31, 2015 on a retrospective basis, the impact of which was not significant to the financial statements. The Corporation will adopt the methodologies prescribed by ASU 2015-17 by the date required, and does not anticipate that the adoption of ASU 2015-17 will have a material effect on its financial position or results of operations.

3

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

Subsequent events

The Corporation evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Any material events that occur between the balance sheet date and the date that the financial statements were available for issuance are disclosed as subsequent events, while the financial statements are adjusted to reflect any conditions that existed at the balance sheet date. Based upon this review, the Corporation did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the financial statements, except as disclosed in note 13.

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation's reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its October 2016 Interim Financial Statements.

Warrant Valuation

Pursuant to the Corporation's Offering of Class A Restricted Voting Units and Class B Units, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation's income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the statement of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

4.	THE OFFERING

The securities offered to the public pursuant to the Offering included 22,500,000 Class A Restricted Voting Units at an offering price of $10.00 per Class A Restricted Voting Unit. In addition, and in connection with the Offering, the Corporation granted to the underwriters an over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit. On July 7, 2015, the underwriters exercised their over-allotment option to purchase an additional 3,375,000 Class A Restricted Voting Units.

Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one half of a warrant. Each full warrant will become exercisable only commencing 30 days after the completion of a Qualifying Acquisition, and is exercisable to purchase one Class B Share at an exercise price of $11.50, subject to normal anti-dilution adjustments. The warrants will expire on the day that is five years after the completion of a Qualifying Acquisition or may expire if a Qualifying Acquisition is not completed.

If the Corporation is unable to complete a Qualifying Acquisition within 21 months from the closing of the Offering, or 24 months from the date of the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21-month period, it will redeem 100% of the issued and outstanding Class A Restricted Voting Shares using the funds in the Escrow Account [note 6]. In such event, warrants may expire and be worthless.

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option, as applicable. Furthermore, the Corporation has deposited to the Escrow Account $0.350 per Class A Restricted Voting Unit, which will be released to the underwriters only upon completion of a Qualifying Acquisition.

5.	RESTRICTED CASH AND INVESTMENTS HELD IN ESCROW

Restricted cash and investments held in escrow comprise the following:

	October 31, 2016	April 30, 2016
	$	$
Cash	1	1
Investment in Government of Canada Treasury Bills due June 2, 2016		259,734,640
Investment in Government of Canada Treasury Bills due December 15, 2016	260,396,865	-
Accrued interest	187,999	211,346
Restricted cash and investments held in escrow	260,584,865	259,945,987

5

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

6.	CLASS A RESTRICTED VOTING SHARES SUBJECT TO REDEMPTION

Authorized

The Corporation is authorized to issue an unlimited number of Class A shares (the "Class A Restricted Voting Shares"). The holders of Class A Restricted Voting Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, including the election and removal of directors and auditors. The holders of Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the permitted timeline and of a proposed Qualifying Acquisition.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds from the Escrow Account in the event that the Corporation does not complete a Qualifying Acquisition within the permitted timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation's Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation's control and subject to uncertain future events. Accordingly, the Corporation has classified its "Class A Restricted Voting Shares subject to redemption" as commitments and contingencies at redemption value.

Class A Restricted Voting Shares - Issued and Outstanding

	Number	$
Balance, May 11, 2015
Issuance of Class A Restricted Voting Shares pursuant to the Offering	22,500,000	225,000,000
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over- allotment option	3,375,000	33,750,000
	25,875,000	258,750,000
Balance, October 31, 2016	25,875,000	258,750,000

6

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

7.	STOCKHOLDERS' (DEFICIENCY) EQUITY

A)	Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B shares (the "Class B Shares") without nominal or par value. The holders of Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to approve an extension of the permitted timeline within which the Corporation is required to complete its Qualifying Acquisition, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to their Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Acquisition within the permitted timeline.

Forfeiture of Founders' Shares

By agreement with the Founders, 25% of the Founders' Shares held by each of the Founders (the "Founders' Forfeiture Shares") will be subject to forfeiture by the Founders on the fifth anniversary of the closing of a Qualifying Acquisition unless the closing price of the Class B Shares exceeds $13.00 for any 20 trading days within a 30-trading-day period at any time following the closing of a Qualifying Acquisition. The Founders' Forfeiture Shares will be subject to transfer restrictions until such time as the above conditions are met, at which point they will become subject to the same restrictions on transfer, assignment or sale as all other Founders' Shares.

Restrictions on Transfer, Assignment or Sale of Founders' Shares

The holders of the Founders' Shares have agreed not to transfer, assign or sell any of their Founders' Shares prior to completion of the Corporation's Qualifying Acquisition, and following completion of a Qualifying Acquisition, they have agreed not to sell or transfer any of their Founders' Shares until the earlier of:

•	One year following completion of a Qualifying Acquisition; or
•	The closing price of the Class B Shares equaling or exceeding $12.00 per share for any 20 trading days within a 30-day trading period at any time following the closing of a Qualifying Acquisition.

The Founders Shares may also be subject to TSX escrow requirements.

7

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

B)	Warrants

As at October 31, 2016, the Corporation had 13,402,688 Warrants outstanding, each with an exercise price of $11.50 per Warrant. The Warrants are not exercisable by the holder thereof until 30 days after the Corporation completes a Qualifying Acquisition. Following a Qualifying Acquisition, each Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50, subject to normal anti-dilution adjustments, for a five-year period following completion by the Corporation of a Qualifying Acquisition. Warrants will expire if a Qualifying Acquisition is not completed.

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days' notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganization and recapitalizations) for any 20 trading days within a 30 trading day period.

8.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	For the	For the	For the	From inception on
	three months ended	three months ended	six months ended	May 11, 2015 to
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
	$	$	$	$
Public company costs	12,716	41,129	35,350	358,946
Insurance	12,176	11,030	23,588	14,706
General office expenses	155,623	71,349	506,483	90,757
	180,515	123,508	565,421	464,409

9.	RELATED PARTY TRANSACTIONS

The Sponsor has agreed that until the Corporation completes a Qualifying Acquisition, it will provide certain office space, utilities and administrative support to the Corporation. The Corporation has agreed to pay $10,000 per month, plus applicable taxes, for the provision of such services commencing on the effective date of the closing of the Offering. As at October 31, 2016, the amount due to the Sponsor was $132,831 (April 30, 2016 - $78,822), which included $11,300 for office and administrative support and the remainder for out-of-pocket expenses paid by the Sponsor on behalf of the Corporation.

The amounts due to AMC are currently non-interest bearing and are payable no later than the date of the consummation of a Qualifying Acquisition. Due to the short-term nature of this arrangement, the fair value of the amounts due to related party approximates their carrying amount.

AMC has executed a make whole agreement and undertaking in favour of the Corporation, whereby AMC has agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

8

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

10.	INCOME TAXES

Deferred income tax assets are only given recognition in the Corporation's financial statements if management has determined that it is probable that such deferred income tax assets may be recovered. The recoverability of deferred income tax assets is partially dependent on the nature, terms and conditions of a Qualifying Acquisition that is to be completed in the future, causing uncertainty in the ability of the Corporation to benefit from deferred income tax assets. In recognition of this uncertainty, management has provided a full valuation allowance on these deferred tax assets as set out below:

	As at October 31, 2016	Deferred Tax
	$	$
Tax loss carryforwards	1,600,648	424,172
Share issue costs	13,894,724	3,682,103
	15,495,372	4,106,275
Valuation Allowance		(4,106,275)
Net Deferred Tax Asset

Transaction costs paid by the Corporation in respect of the issuance of shares, including the issuance of Class A Restricted Voting Shares, are deductible for income tax purposes on a straight line basis over a five-year period. Deferred underwriters' commissions will be deductible, if and when paid pursuant to a Qualifying Acquisition, on a straight line basis over a five-year period.

11.	FINANCIAL INSTRUMENTS

Fair Value Measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation's statement of financial position as at October 31, 2016, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the October 2016 Interim Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

		Fair value as at October 31, 2016
	Carrying value as at
	October 31, 2016	Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Restricted cash and investments held in escrow	260,584,865	-	260,584,865	-

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation's overall risk management strategy seeks to minimize potential adverse effects of the Corporation's financial performance.

9

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

Market Risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its restricted cash and investments held in its Escrow Account. Due to the short-term nature of these financial instruments, the Corporation's exposure to interest rate risk is nominal.

Currency Risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation's presentation currency of the Canadian dollar. The Corporation does not currently have any exposure to currency risk as the Corporation does not transact in any currency other than the Canadian dollar.

12.	CAPITAL MANAGEMENT

The Corporation defines the capital that it manages as its shareholders' (deficiency) equity, and its Class A Restricted Voting Shares. The following table summarizes the carrying value of the Corporation's capital as at October 31, 2016 and April 30, 2016.

	As at October 31, 2016	As at April 30, 2016
	$	$
Stockholders' (deficiency) equity	(6,175,805)	(6,249,262)
Class A Restricted Voting Shares subject to redemption	258,750,000	258,750,000
	252,574,195	252,500,738

The Corporation's primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Liquidity

As at October 31, 2016, the Corporation had $1,324,637 (April 30, 2016 - $1,792,631) in cash. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, the Corporation may obtain such funding by way of unsecured loans from AMC or from affiliates of AMC, subject to consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. AMC would not have recourse under such loans against the Escrow Account, and thus the loans will not reduce the value of such Escrow Account. Such loans will collectively be subject to a maximum principal amount of $1,000,000 in the aggregate, and may be repayable in cash following the closing of a Qualifying Acquisition.

10

ALIGNVEST ACQUISITION CORPORATION
Notes to the Condensed Interim Financial Statements [Unaudited]
October 31, 2016
[In Canadian dollars, unless otherwise specified]

Otherwise, and subject to any relief granted by the TSX, the Corporation may seek to raise additional funds through a rights offering of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable TSX rules. Other than the foregoing, the Corporation will not be able to obtain any form of debt or equity financing other than in accordance with applicable securities laws and only with the consent of the TSX. There is no assurance that the Corporation's plans to consummate a Qualifying Acquisition will be successful.

13.	SUBSEQUENT EVENT

As publicly announced, the Corporation and Trilogy International Partners LLC ("Trilogy") entered into an arrangement agreement dated November1, 2016 ("Arrangement Agreement") to effect a business combination, which is intended to constitute the Corporation's qualifying acquisition, by way of a court approved plan of arrangement ("Arrangement").

Pursuant to the Arrangement Agreement, the Corporation and Trilogy have agreed to complete the Arrangement under which the Corporation has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for the Corporation's common shares (or cash based on the then trading price, at Trilogy's option). Such equity will be accompanied by special voting rights in the Corporation on an as-exchanged proportional basis.

The Arrangement constitutes the Corporation's qualifying acquisition and must be approved by the Corporation's shareholders at a special meeting of shareholders (the "Meeting"). The founders of the Corporation previously agreed to vote their Class B Shares and any Class A Restricted Voting Shares (the "Class A Shares") they have acquired in favour of the Arrangement. In addition to the Corporation's shareholder approvals by majority vote (with both classes voting together), as well as any other shareholder approval that may be required by the TSX, completion of the Arrangement will be subject to the approval of the Ontario Superior Court of Justice and applicable regulatory approvals, including the Ontario Securities Commission and the Toronto Stock Exchange. Dissent rights are not expected to apply.

11

APPENDIX C -ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF ALIGNVEST

C-1

MANAGEMENT'S DISCUSSION AND ANALYSIS

APRIL 30, 2016

April 2016 - Alignvest Acquisition Corporation (US GAAP)

ALIGNVEST ACQUISITION CORPORATION

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Alignvest Acquisition Corporation (the "Corporation" or "we" or "us") is a special purpose acquisition corporation established on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a "Qualifying Acquisition"). In connection with incorporation and initial organization of the Corporation, one Class B Share was issued on May 11, 2015, to Alignvest Management Corporation for proceeds of $10.

This Management's Discussion and Analysis ("MD&A") has been prepared with an effective date of December 20, 2016 and provides an update on matters discussed in, and should be read in conjunction with the Corporation's audited financial statements, including the notes thereto, as at and for the period from inception of the Corporation on May 11, 2015 to April 30, 2016 (the "2016 Financial Statements"), which have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP"). All amounts in this MD&A are in Canadian dollars unless otherwise specified. This MD&A contains forward looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management's expectations. See the "Cautionary Note Regarding Forward Looking Statements" section later in this MD&A for further information.

INITIAL PUBLIC OFFERING

On June 24, 2015, the Corporation announced the completion of an initial public offering (the "Offering") of 22,500,000 Class A restricted voting units ("Class A Restricted Voting Units") at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $225.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share ("Class A Restricted Voting Share") and one half of a warrant. Following a Qualifying Acquisition, each Class A Restricted Voting Share that is not redeemed will be automatically converted into one Class B share of the Corporation ("Class B Share"), and accordingly, each whole warrant (a "Warrant") will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to the terms and conditions described in the final prospectus supporting the Offering (the "Prospectus"), for a five-year period following completion of a Qualifying Acquisition.

Concurrent with the completion of the Offering, Alignvest Management Corporation, acting as the sponsor of the Corporation (the "Sponsor") purchased 740,250 Class B units ("Class B Units") at an offering price of $10.00 per Class B Unit, for an aggregate purchase price of $7,402,500. Also, each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with our Sponsor, the "Founders"), purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit. Each Class B Unit consisted of one Class B Share and one half of a Warrant. In addition, the Founders collectively purchased 6,701,344 Class B Shares ("Founders' Shares") for aggregate proceeds of $25,000.

On July 7, 2015, the underwriters exercised their over-allotment option ("Over-Allotment Option") in full to purchase an additional 3,375,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit. Concurrent with the exercise of the Over-Allotment Option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, for aggregate proceeds of $843,750.

April 2016 - Alignvest Acquisition Corporation (US GAAP)

The proceeds from the distribution of the Class A Restricted Voting Units, including the proceeds from the exercise of the Over-Allotment Option, amounting to $258.8 million, have been deposited into an escrow account with Equity Financial Trust Company, the escrow agent of the Corporation, and will only be released upon certain prescribed conditions as further described in the Corporation's Prospectus.

The Corporation's Class A Restricted Voting Shares currently trade on the Toronto Stock Exchange ("TSX") under the symbol "AQX.A" and the Warrants trade under the symbol "AQX.WT".

RECENT DEVELOPMENT

Details of Proposed Qualifying Acquisition

The Corporation and Trilogy International Partners LLC ("Trilogy"), are pleased to announce that they have entered into an arrangement agreement dated November 1, 2016 (the "Arrangement Agreement") to effect a business combination, which is intended to constitute the Corporation's qualifying acquisition, by way of a court approved plan of arrangement (the "Arrangement").

Trilogy, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM- based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G).

The Corporation believes that each of 2degrees and NuevaTel occupy favorable positions within their respective markets. Each operates in an attractive, stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through ancillary businesses; has demonstrated significant profitability; is benefitting from recent capital investments; and owns its own infrastructure.

At the Corporation's IPO price of Cdn.$10.00 per share, the Corporation / Trilogy is expected to have an aggregate enterprise value of U.S.$875 million and an equity value of up to U.S.$610 million. At Cdn.$10.00 per the Corporation's share, the Corporation believes that the enterprise value / expected 2017 Adjusted EBITDA multiple of the Corporation / Trilogy is at a significant discount to its peers.

The Corporation / Trilogy intends to build a pre-eminent global telecommunications provider with sufficient resources and capital to continue delivering on its stated growth strategy. We believe the company will provide investors with an attractive investment opportunity characterized by the following:

•	An industry-leading, world-class management team with a history of creating significant shareholder value;
•	Positive long-term trends in each of the company's operating markets;
•	Significant organic and accretive growth opportunities;
•	A clear path to meaningfully reduced balance sheet leverage; and
•	A compelling valuation relative to Trilogy's peers.

Post-close, Trilogy's current Chairman, John Stanton, and its current Chief Executive Officer, Brad Horwitz, along with Trilogy's current management team, will continue to lead the business. Collectively, Mr. Stanton and Mr. Horwitz will own over 20% of the pro forma company. Mr. Stanton will serve as the Chairman and Mr. Horwitz will be the

April 2016 - Alignvest Acquisition Corporation (US GAAP)

Chief Executive Officer of the resulting company. Trilogy's Board of Directors and / or investors will include the following:

•

John Stanton - Co-founder and Chairman of Trilogy. Prior positions include Chairman and CEO of Western Wireless, Chairman of T-Mobile USA (formerly VoiceStream), Vice Chairman of McCaw Cellular, and Chairman of Clearwire.

•

Brad Horwitz - Co-founder and CEO of Trilogy. Former President of Western Wireless International. Spent 13 years at McCaw Cellular in various roles including VP of International Operations and Director of Business Development.

•	Theresa Gillespie - Co-founder and Vice Chairman of Trilogy. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless.
•	Nadir Mohamed - Former President and CEO of Rogers Communications, prior to which he held senior positionsatTelusandB.C.Telecom.Chairman of Alignvest Management Corporation.
•	Anthony lacavera - Chairman of Globalive Capital; Founder, former Chairman, and former CEO of WIND Mobile.
•	Joe Natale - Current proposed President and CEO of Rogers Communications, prior to which he was President and CEO of Telus.
•	Reza Satchu - Managing Partner of Alignvest Management Corporation.
•	Timothy Hodgson - Managing Partner of Alignvest Management Corporation.

Summary of the Transaction

The Corporation and Trilogy have entered into the Arrangement Agreement pursuant to which the Corporation and Trilogy have agreed to complete the Arrangement under which the Corporation has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for the Corporation's common shares (or cash based on the then trading price, at Trilogy's option). Such equity will be accompanied by special voting rights in the Corporation on an as-exchanged proportional basis.

Trilogy is expected to own 71.5% of NuevaTel and a minimum 62.9% interest in 2degrees. If other 2degrees shareholders decide to participate in the transaction in exchange for the Corporation's common shares before the Corporation files its prospectus with the Ontario Securities Commission, or Trilogy converts its existing convertible notes for additional 2degrees shares on advantageous terms, appropriate adjustments are expected to be made to the transaction.

Based on Trilogy's expected 2017 Adjusted EBITDA of U.S.$120 million (reflecting its ownership interest in NuevaTel and 2degrees), which is an increase of 18% from expected 2016 Adjusted EBITDA of U.S.$101 million, our aggregate transaction value of U.S.$875 million represents a 7.3x enterprise value / Adjusted EBITDA multiple. Please refer to the investor presentation that will be available shortly under AQX's profile on SEDAR for an Adjusted EBITDA reconciliation.

The transaction is subject to the satisfaction of certain conditions including regulatory and Toronto Stock Exchange approvals, as well as certain third party consents.

To complete the transaction, the Corporation intends to use its cash held in escrow, as well as an investment from the Sponsor in the amount of approximately U.S.$21 million. The Corporation has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

The transaction is subject to the Corporation's shareholder approval. No additional approval of Trilogy unitholders is required. All of the directors and senior officers of the Corporation, along with the Sponsor, have agreed to support the Arrangement. A copy of the Arrangement Agreement, as well as an investor presentation, will be filed on SEDAR.

April 2016 - Alignvest Acquisition Corporation (US GAAP)

The Boards of Directors of each of the Corporation and Trilogy have approved the transaction and determined that it is fair and in the companies' respective best interests. Completion of the Arrangement is currently expected to occur in Q1 2017. Upon closing of the transaction, the name of the Corporation is expected to be changed to Trilogy International Partners Inc. and the Corporation will become a British Columbia company. Constrained share provisions will be included in its constating documents in order to seek to ensure that no person acquires more than 25% of the Corporation without first obtaining any required approval of the New Zealand Overseas Investment Office.

RESULTS OF OPERATIONS

During the period from inception of the Corporation on May 11, 2015 to April 30, 2016, the Corporation earned net income of $0.25 million, or income of $0.05 per share.

Interest Income

Since completion of the Offering, the Corporation's activity has been limited to the evaluation of business acquisition candidates, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Acquisition. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and investments, including restricted cash and investments held in escrow. In accordance with the Prospectus and the terms of the Corporation's escrow agreement, the Corporation's restricted cash amounts are currently invested in Canadian government treasury securities with maturities of less than 180 days. Interest income on these investments is not expected to be significant in view of current low interest rates.

During the period from inception of the Corporation on May 11, 2015 to April 30, 2016 the Corporation earned interest income of $1,195,987.

General and Administrative Expenses

The Corporation's general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition. General and administrative costs were $845,996 during the period from inception of the Corporation on May 11, 2015 to April 30, 2016.

From the three months ended April 30, 2016

During the three months ended April 30, 2016, the Corporation generated a net loss of $0.03 million, representing a net loss per share of $0.005.

Net earnings during the fourth quarter of 2016 include $283,461 of interest income earned on outstanding Canadian government of Canada treasury securities held within the Corporation's escrow account. Offsetting interest income are general and administrative expenses of $213,987 and income tax expense of $95,183 incurred during the period.

SELECTED QUARTERLY INFORMATION

	For the	For the	For the	For the period
	three months ended	three months ended	three months ended	May 11, 2015 to
	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015
	$	$	$	$
Interest income	283,461	351,407	401,523	159,596
General and administrative expenses	(213,987)	(167,600)	(123,508)	(340,901)
Income tax expense	(95,183)
Net income (loss) attributable to owners of Class B Shares	(25,709)	183,807	278,015	(181,305)
Earnings (loss) per share - basic and diluted	(0.00)	0.03	0.05	(0.06)

April 2016 - Alignvest Acquisition Corporation (US GAAP)

LIQUIDITY AND CAPITAL RESOURCES

As at April 30, 2016, investment securities in our escrow account consisted of $259.9 million invested in Canadian government treasury bills with a maturity of less than 180 days and cash. In addition, at April 30, 2016, we had cash of $1.8 million held outside of the escrow account available to fund the working capital requirements of the Corporation.

Selected Balance Sheet Information

As at	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015
	$	$	$	$
Restricted cash and investments held in escrow:
Government of Canada Treasury Bills	259,945,986	259,662,526	259,311,118	258,909,595
Cash	1	-	1	1
Total restricted cash and investments held in escrow	259,945,987	259,662,526	259,311,119	258,909,596

Per Class A Restricted Voting Shares subject to redemption	10.05	10.04	10.02	10.01

Cash held outside of the escrow account	1,792,631	1,913,991	2,110,811	2,199,760

Prior to filing the Prospectus in respect of the Offering, the Corporation's Founders purchased an aggregate of 6,701,344 Class B Shares for an aggregate purchase price of $25,000. The Offering was completed on June 24, 2015 and generated gross proceeds of $225.0 million before underwriters' commission and associated expenses. Concurrent with the closing of the Offering, we completed the sale of Class B Units to the Founders, generating proceeds of $8.5 million. On July 7, 2015, the underwriters exercised their Over-Allotment Option in full which generated further proceeds of $33.8 million, before associated underwriters' commission and expenses. Our Founders subsequently purchased additional Class B Units for gross proceeds of $843,750.

In accordance with the terms of the Prospectus, an aggregate of $258.8 million was deposited into an escrow account and will only be released upon certain prescribed conditions. As at April 30, 2016, investment securities in our escrow account consisted of cash and Canadian government treasury bills with a par value of $259.9 million and with a maturity of less than 180 days.

We intend to use substantially all of the funds held in the escrow account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate the proposed Qualifying Acquisition. To complete the transaction, the Corporation intends to use its cash held in escrow, as well as an investment from the Sponsor in the amount of approximately U.S.$21 million. The Corporation has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

April 2016 - Alignvest Acquisition Corporation (US GAAP)

As at April 30, 2016, we had cash held outside of our escrow account of $1.8 million, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our proposed Qualifying Acquisition is completed and we commence revenue generation. We currently anticipate incurring further expenses for the following purposes:

•	Due diligence and investigation of target business;
•	Legal and accounting fees relating to our public company reporting obligations and general corporate matters;
•	Structuring and negotiating the proposed Qualifying Acquisition, including the making of a down payment or the payment of exclusivity or similar fees and expenses; and
•	Other miscellaneous expenses.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Acquisition, with a view to preserving the Corporation's working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Acquisition. We believe that we will have sufficient available funds outside of the escrow account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, we may seek funding by way of unsecured loans from our Sponsor or from affiliates of our Sponsor, subject to the consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of $1.0 million in the aggregate and may be repayable in cash following the closing of a Qualifying Acquisition.

Shares and Warrants Issued and Outstanding
As at April 30, 2016
Class A Restricted Voting Shares subject to redemption	25,875,000

Class B Shares	7,631,720
Warrants	13,402,688

RELATED PARTY TRANSACTIONS

The Sponsor has executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor has agreed to indemnify the Corporation in certain limited circumstances where the funds held in escrow are reduced to below $10.00 per Class A Restricted Voting Share.

The Corporation has an administrative services agreement with our Sponsor pursuant to which the Corporation pays our Sponsor a total of $10,000 per month plus applicable taxes, for an initial term of 21 months, subject to possible extension, for certain office space, utilities and administrative support. Upon the earlier of the completion of our Qualifying Acquisition or the Corporation's winding up, we will cease paying these monthly fees.

There was no remuneration paid to the directors or key management during the period from inception of the Corporation on May 11, 2015 to April 30, 2016.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis.

April 2016 - Alignvest Acquisition Corporation (US GAAP)

Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the 2016 Financial Statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of the Corporation have assessed the effectiveness of the Corporation's internal control over financial reporting as at April 30, 2016 based on the criteria set out in the "Internal Control - Integrated Framework (2013)" issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that it was effective as of that date. The Chief Executive Officer and Chief Financial Officer have also assessed the effectiveness of disclosure controls and procedures. Based on these assessments, the Chief Executive Officer and Chief Financial Officer concluded that, as at April 30, 2016, the Corporation's internal control over financial reporting and its disclosure controls and procedures are effective.

MANAGING RISK

Except as otherwise disclosed in this MD&A, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the Prospectus, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation's performance and its outlook.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Alignvest Acquisition Corporation's public communications may include written or oral forward looking statements. Statements of this type are included in this MD&A, and may be included in other filings with the Canadian regulators, stock exchanges or in other communications. All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the "safe harbour" provisions of applicable securities laws. Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to the Corporation's objectives and priorities for 2016 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition, the Corporation's business operations, financial performance and condition. Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Corporation's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. The forward looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward looking statements contained in this MD&A, including, among other factors, those referenced in the section entitled "Risk Factors" in the Corporation's Prospectus dated June 16, 2015.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

April 2016 - Alignvest Acquisition Corporation (US GAAP)

INFORMATION CONCERNING ALIGNVEST ACQUISITION CORPORATION

Additional information relating to Alignvest Acquisition Corporation may be found on the Corporation's website at http:IIwww.alignvestacquisition.comI.

Toronto, Ontario

December 20, 2016

April 2016 - Alignvest Acquisition Corporation (US GAAP)

APPENDIX D-INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS OF ALIGNVEST

D-1

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 31, 2016

October 2016 - Alignvest Acquisition Corporation (US GAAP)

ALIGNVEST ACQUISITION CORPORATION

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Alignvest Acquisition Corporation (the "Corporation" or "we" or "us") is a special purpose acquisition corporation established on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a "Qualifying Acquisition"). On November 1, 2016 we announced our proposed Qualifying Acquisition. We intend to complete our Qualifying Acquisition using cash from the proceeds of out June 2015 Initial Public Offering (see below).

This Management's Discussion and Analysis ("MD&A") has been prepared with an effective date of December 20, 2016 and provides an update on matters discussed in, and should be read in conjunction with the Corporation's audited financial statements, including the notes thereto, as at April 30, 2016 and for the period from inception of the Corporation on May 11, 2015 to April 30, 2016 (the "2016 Financial Statements"), together with the accompanying MD&A for the period then ended, and with the unaudited condensed interim financial statements of the Corporation as at and for the three and six months ended October 31, 2016 (the "October 2016 Interim Financial Statements") all of which have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP"). All amounts in this MD&A are in Canadian dollars unless otherwise specified. This MD&A contains forward looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management's expectations. See the "Cautionary Note Regarding Forward Looking Statements" section later in this MD&A for further information.

INITIAL PUBLIC OFFERING

On June 24, 2015, the Corporation announced the completion of an initial public offering (the "Offering") of 22,500,000 Class A restricted voting units ("Class A Restricted Voting Units") at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $225.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share ("Class A Restricted Voting Share") and one half of a warrant. Following a Qualifying Acquisition, each Class A Restricted Voting Share that is not redeemed will be automatically converted into one Class B share of the Corporation ("Class B Share"), and accordingly, each whole warrant (a "Warrant") will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to the terms and conditions described in the final prospectus supporting the Offering (the "Prospectus"), for a five-year period following completion of a Qualifying Acquisition.

Concurrent with the completion of the Offering, Alignvest Management Corporation, acting as the sponsor of the Corporation (the "Sponsor") purchased 740,250 Class B units ("Class B Units") at an offering price of $10.00 per Class B Unit, for an aggregate purchase price of $7,402,500. Also, each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with our Sponsor, the "Founders"), purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit. Each Class B Unit consisted of one Class B Share and one half of a Warrant. In addition, the Founders collectively purchased 6,701,344 Class B Shares ("Founders' Shares") for aggregate proceeds of $25,000.

On July 7, 2015, the underwriters exercised their over-allotment option ("Over-Allotment Option") in full to purchase an additional 3,375,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit. Concurrent with the exercise of the Over-Allotment Option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, for aggregate proceeds of $843,750.

October 2016 - Alignvest Acquisition Corporation (US GAAP)

The proceeds from the distribution of the Class A Restricted Voting Units, including the proceeds from the exercise of the Over-Allotment Option, amounting to $258.8 million, have been deposited into an escrow account with Equity Financial Trust Company, the escrow agent of the Corporation, and will only be released upon certain prescribed conditions as further described in the Corporation's Prospectus.

The Corporation's Class A Restricted Voting Shares currently trade on the Toronto Stock Exchange ("TSX") under the symbol "AQX.A" and the Warrants trade under the symbol "AQX.WT".

RECENT DEVELOPMENT

Details of Proposed Qualifying Acquisition

The Corporation and Trilogy International Partners LLC ("Trilogy"), are pleased to announce that they have entered into an arrangement agreement dated November 1, 2016 (the "Arrangement Agreement") to effect a business combination, which is intended to constitute the Corporation's qualifying acquisition, by way of a court approved plan of arrangement (the "Arrangement").

Trilogy, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G).

The Corporation believes that each of 2degrees and NuevaTel occupy favorable positions within their respective markets. Each operates in an attractive, stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through ancillary businesses; has demonstrated significant profitability; is benefitting from recent capital investments; and owns its own infrastructure.

At the Corporation's IPO price of Cdn.$10.00 per share, the Corporation / Trilogy is expected to have an aggregate enterprise value of U.S.$875 million and an equity value of up to U.S.$610 million. At Cdn.$10.00 per the Corporation's share, the Corporation believes that the enterprise value / expected 2017 Adjusted EBITDA multiple of the Corporation / Trilogy is at a significant discount to its peers.

The Corporation / Trilogy intends to build a pre-eminent global telecommunications provider with sufficient resources and capital to continue delivering on its stated growth strategy. We believe the company will provide investors with an attractive investment opportunity characterized by the following:

•	An industry-leading, world-class management team with a history of creating significant shareholder value;
•	Positive long-term trends in each of the company's operating markets;
•	Significant organic and accretive growth opportunities;
•	A clear path to meaningfully reduced balance sheet leverage; and
•	A compelling valuation relative to Trilogy's peers.

Post-close, Trilogy's current Chairman, John Stanton, and its current Chief Executive Officer, Brad Horwitz, along with Trilogy's current management team, will continue to lead the business. Collectively, Mr. Stanton and Mr. Horwitz will own over 20% of the pro forma company. Mr. Stanton will serve as the Chairman and Mr. Horwitz will be the

October 2016 - Alignvest Acquisition Corporation (US GAAP)

Chief Executive Officer of the resulting company. Trilogy's Board of Directors and / or investors will include the following:

•	John Stanton - Co-founder and Chairman of Trilogy. Prior positions include Chairman and CEO of Western Wireless, Chairman of T-Mobile USA (formerly VoiceStream), Vice Chairman of McCaw Cellular, and Chairman of Clearwire.
•	Brad Horwitz - Co-founder and CEO of Trilogy. Former President of Western Wireless International. Spent 13 years at McCaw Cellular in various roles including VP of International Operations and Director of Business Development.
•	Theresa Gillespie - Co-founder and Vice Chairman of Trilogy. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless.
•	Nadir Mohamed - Former President and CEO of Rogers Communications, prior to which he held senior positions at Telus and B.C. Telecom. Chairman of Alignvest Management Corporation.
•	Anthony lacavera - Chairman of Globalive Capital; Founder, former Chairman, and former CEO of WIND Mobile.
•	Joe Natale - Current proposed President and CEO of Rogers Communications, prior to which he was President and CEO of Telus.
•	Reza Satchu - Managing Partner of Alignvest Management Corporation.
•	Timothy Hodgson - Managing Partner of Alignvest Management Corporation.

Summary of the Transaction

The Corporation and Trilogy have entered into the Arrangement Agreement pursuant to which the Corporation and Trilogy have agreed to complete the Arrangement under which the Corporation has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for the Corporation's common shares (or cash based on the then trading price, at Trilogy's option). Such equity will be accompanied by special voting rights in the Corporation on an as-exchanged proportional basis.

Trilogy is expected to own 71.5% of NuevaTel and a minimum 62.9% interest in 2degrees. If other 2degrees shareholders decide to participate in the transaction in exchange for the Corporation's common shares before the Corporation files its prospectus with the Ontario Securities Commission, or Trilogy converts its existing convertible notes for additional 2degrees shares on advantageous terms, appropriate adjustments are expected to be made to the transaction.

Based on Trilogy's expected 2017 Adjusted EBITDA of U.S.$120 million (reflecting its ownership interest in NuevaTel and 2degrees), which is an increase of 18% from expected 2016 Adjusted EBITDA of U.S.$101 million, our aggregate transaction value of U.S.$875 million represents a 7.3x enterprise value / Adjusted EBITDA multiple. Please refer to the investor presentation that will be available shortly under AQX's profile on SEDAR for an Adjusted EBITDA reconciliation.

The transaction is subject to the satisfaction of certain conditions including regulatory and Toronto Stock Exchange approvals, as well as certain third party consents.

To complete the transaction, the Corporation intends to use its cash held in escrow, as well as an investment from the Sponsor in the amount of approximately U.S.$21 million. The Corporation has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

The transaction is subject to the Corporation's shareholder approval. No additional approval of Trilogy unitholders is required. All of the directors and senior officers of the Corporation, along with the Sponsor, have agreed to support the Arrangement. A copy of the Arrangement Agreement, as well as an investor presentation, will be filed on SEDAR.

October 2016 - Alignvest Acquisition Corporation (US GAAP)

The Boards of Directors of each of the Corporation and Trilogy have approved the transaction and determined that it is fair and in the companies' respective best interests. Completion of the Arrangement is currently expected to occur in Q1 2017. Upon closing of the transaction, the name of the Corporation is expected to be changed to Trilogy International Partners Inc. and the Corporation will become a British Columbia company. Constrained share provisions will be included in its constating documents in order to seek to ensure that no person acquires more than 25% of the Corporation without first obtaining any required approval of the New Zealand Overseas Investment Office.

RESULTS OF OPERATIONS

For the Three and Six Months Ended October 31, 2016

During the three months ended October 31, 2016, the Corporation earned net income of $0.1 million, or income of $0.02 per share. During the six months ended October 31, 2016, the Corporation earned net income of $0.07 million, or income of $0.01 per share.

Interest Income

Since completion of the Offering, the Corporation's activity has been limited to the evaluation of business acquisition candidates, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Acquisition. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and investments, including restricted cash and investments held in escrow. In accordance with the Prospectus and the terms of the Corporation's escrow agreement, the Corporation's restricted cash amounts are currently invested in Canadian government treasury securities with maturities of less than 180 days. Interest income on these investments is not expected to be significant in view of current low interest rates.

During the three months ended October 31, 2016 the Corporation earned interest income of $323,096. During the six months ended October 31, 2016 the Corporation earned interest income of $638,878.

General and Administrative Expenses

The Corporation's general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition. General and administrative costs were $180,515 for the three months ended October 31, 2016. General and administrative costs were $565,421 for the six months ended October 31, 2016.

October 2016 - Alignvest Acquisition Corporation (US GAAP)

SELECTED QUARTERLY INFORMATION

	2016	2016	2016	2016	2015	2015
For the three months ended	31 Oct	31 Jul	30 Apr	31 Jan	31 Oct	31 Jul
	$	$	$	$	$	$
Interest income	323,096	315,781	283,461	351,407	401,523	159,596
General and administrative expenses	(180,515)	(384,905)	(213,987)	(167,600)	(123,508)	(340,901)
Income tax expense			(95,183)
Net income (loss) attributable to owners of Class B Shares	142,581	(69,124)	(25,709)	183,807	278,015	(181,305)

Earnings (loss) per share - basic and diluted	0.02	(0.01)	(0.005)	0.03	0.05	(0.06)

LIQUIDITY AND CAPITAL RESOURCES

As at October 31, 2016, investment securities in our escrow account consisted of $260.6 million invested in Canadian government treasury bills with a maturity of less than 180 days and cash. In addition, at October 31, 2016, we had cash of $1.3 million held outside of the escrow account available to fund the working capital requirements of the Corporation.

Selected Balance Sheet Information

	2016	2016	2016	2016	2015	2015
As at	31 Oct	31 Jul	30 Apr	31 Jan	31 Oct	31 Jul
	$	$	$	$	$	$
Restricted cash and investments held in escrow:
Government of Canada Treasury Bills	260,584,864	260,261,767	259,945,986	259,662,526	259,311,118	258,909,595
Cash	1	1	1	-	1	1
Total restricted cash and investments held in escrow	260,584,865	260,261,768	259,945,987	259,662,526	259,311,119	258,909,596
Per Class A Restricted Voting Shares subject to redemption	10.07	10.06	10.05	10.04	10.02	10.01
Cash held outside of the escrow account	1,324,637	1,497,215	1,792,631	1,913,991	2,110,811	2,199,760

Prior to filing the Prospectus in respect of the Offering, the Corporation's Founders purchased an aggregate of 6,701,344 Class B Shares for an aggregate purchase price of $25,000. The Offering was completed on June 24, 2015 and generated gross proceeds of $225.0 million before underwriters' commission and associated expenses. Concurrent with the closing of the Offering, we completed the sale of Class B Units to the Founders, generating proceeds of $8.5 million. On July 7, 2015, the underwriters exercised their Over-Allotment Option in full which generated further proceeds of $33.8 million, before associated underwriters' commission and expenses. Our Founders subsequently purchased additional Class B Units for gross proceeds of $843,750.

In accordance with the terms of the Prospectus, an aggregate of $258.8 million was deposited into an escrow account and will only be released upon certain prescribed conditions. As at October 31, 2016, investment securities in our escrow account consisted of cash and Canadian government treasury bills with a par value of $260.6 million and with a maturity of less than 180 days.

We intend to use substantially all of the funds held in the escrow account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate the proposed Qualifying Acquisition. To complete the transaction, the Corporation intends to use its cash held in escrow, as well as an investment from the Sponsor in the amount of approximately U.S.$21 million. The Corporation has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

As at October 31, 2016, we had cash held outside of our escrow account of $1.3 million, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our proposed Qualifying Acquisition is completed and we commence revenue generation. We currently anticipate incurring further expenses for the following purposes:

October 2016 - Alignvest Acquisition Corporation (US GAAP)

•	Due diligence and investigation of target business;
•	Legal and accounting fees relating to our public company reporting obligations and general corporate matters;
•	Structuring and negotiating the proposed Qualifying Acquisition, including the making of a down payment or the payment of exclusivity or similar fees and expenses; and
•	Other miscellaneous expenses.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of the Qualifying Acquisition, with a view to preserving the Corporation's working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Acquisition. We believe that we will have sufficient available funds outside of the escrow account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, we may seek funding by way of unsecured loans from our Sponsor or from affiliates of our Sponsor, subject to the consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of $1.0 million in the aggregate and may be repayable in cash following the closing of a Qualifying Acquisition.

Shares and Warrants Issued and Outstanding

As at October, 2016
Class A Restricted Voting Shares subject to redemption	25,875,000
Class B Shares	7,631,720
Warrants	13,402,688

RELATED PARTY TRANSACTIONS

The Sponsor has executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor has agreed to indemnify the Corporation in certain limited circumstances where the funds held in escrow are reduced to below $10.00 per Class A Restricted Voting Share.

The Corporation has an administrative services agreement with our Sponsor pursuant to which the Corporation pays our Sponsor a total of $10,000 per month plus applicable taxes, for an initial term of 21 months, subject to possible extension, for certain office space, utilities and administrative support. Upon the earlier of the completion of our Qualifying Acquisition or the Corporation's winding up, we will cease paying these monthly fees.

There was no remuneration paid to the directors or key management during the three months ended October 31, 2016.

October 2016 - Alignvest Acquisition Corporation (US GAAP)

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the October 2016 Interim Financial Statements.

CONTROLS AND PROCEDURES

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation's design of its internal controls over financial reporting is based on the principles set out in the "Internal Control - Integrated Framework (2013)" issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as at October 31, 2016.

MANAGING RISK

Except as otherwise disclosed in this MD&A, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the Prospectus, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation's performance and its outlook.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Alignvest Acquisition Corporation's public communications may include written or oral forward looking statements. Statements of this type are included in this MD&A, and may be included in other filings with the Canadian regulators, stock exchanges or in other communications. All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the "safe harbour" provisions of applicable securities laws. Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to the Corporation's objectives and priorities for 2016 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition, the Corporation's business operations, financial performance and condition. Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Corporation's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. The forward looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

October 2016 - Alignvest Acquisition Corporation (US GAAP)

A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward looking statements contained in this MD&A, including, among other factors, those referenced in the section entitled "Risk Factors" in the Corporation's Prospectus dated June 16, 2015.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING ALIGNVEST ACQUISITION CORPORATION

Additional information relating to Alignvest Acquisition Corporation may be found on the Corporation's website at http:IIwww.alignvestacquisition.comI.

Toronto, Ontario

December 20, 2016

October 2016 - Alignvest Acquisition Corporation (US GAAP)

APPENDIX E - TRILOGY AUDITED ANNUAL FINANCIAL STATEMENTS

E-1

TRILOGY INTERNATIONAL PARTNERS LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 and 2014

Grant Thornton LLP
520 Pike Street, Suite 2800
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Seattle, WA 98101-1389

T 206.623.1121
Board of Directors and Unitholders	F 206.623.9247
www.GrantThornton.com
Trilogy International Partners LLC

We have audited the accompanying consolidated balance sheets of Trilogy International Partners LLC and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, mezzanine equity and members' deficit, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trilogy International Partners LLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Trilogy 2019 Notes bear interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2016, and the Company's operating cash flow may not be sufficient to make scheduled payments of interest on the Trilogy 2019 Notes. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Seattle, Washington
November 22, 2016

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Balance Sheets
(US dollars in thousands, except unit amounts)

	Years Ended December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$63,851	$98,752
Accounts receivable, net	65,375	57,653
Equipment Installment Plan ("EIP") receivables, net	16,431	3,925
Inventory	23,744	10,705
Prepaid expenses and other current assets	25,839	14,905
Total current assets	195,240	185,940
Property and equipment, net	373,292	353,160
License costs and other intangible assets, net	127,535	138,084
Goodwill	9,195	-
Long-term equipment installment plan receivables	12,036	3,913
Deferred income taxes	6,072	4,207
Other assets	18,488	17,084
Assets held for sale from discontinued operations	26,680	28,756
Total assets	$768,538	$731,144

LIABILITIES, MEZZANINE EQUITY AND MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$50,125	$28,711
Construction accounts payable	23,879	13,530
Current portion of debt	465,768	8,555
Customer deposits and unearned revenue	27,367	25,629
Deferred income taxes	8,943	5,150
Other current liabilities and accrued expenses	151,700	119,793
Total current liabilities	727,782	201,368
Long-term debt	130,425	571,767
Deferred income taxes	3,763	-
Other non-current liabilities	42,753	47,186
Liabilities held for sale from discontinued operations	20,871	24,692
Total liabilities	925,594	845,013
Commitments and Contingencies
Mezzanine Equity
Redeemable Class A Units	96,956	96,956
Total mezzanine equity	96,956	96,956
Members' deficit
Trilogy International Partners LLC members' deficit Members' investment (201,146 Class A, 141,496 Class B units issued and outstanding and 15,321 authorized and 12,981 issued and outstanding Class C Units as of December 31, 2015 and 2014)	274,393	260,009
Accumulated deficit	(600,249)	(548,102)
Accumulated other comprehensive income	4,270	15,157
Total Trilogy International Partners LLC members' deficit	(321,586)	(272,936)
Non-controlling interests	67,574	62,111
Total members' deficit	(254,012)	(210,825)
Total liabilities, mezzanine equity and members' deficit	$768,538	$731,144

The accompanying notes are an integral part of these Consolidated Financial Statements

On behalf of the Board
/s/ Theresa Gillespie	/s/ Mark Kroloff	/s/ Michael Gray
Theresa Gillespie	Mark Kroloff	Michael Gray
Director	Director	Director

3

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except unt and per unit amounts)

	Years Ended December 31,
	2015	2014	2013

Revenues
Wireless service revenues	$503,426	$529,463	$514,886
Wireline service revenues	19,357	-	-
Equipment sales	142,839	77,329	38,346
Non-subscriber international long distance and other revenues	13,638	10,006	5,421
Total revenues	679,260	616,798	558,653
Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	197,340	192,670	180,727
Cost of equipment sales	154,552	104,138	65,512
Sales and marketing	99,187	99,776	99,616
General and administrative	92,098	77,821	74,440
Depreciation, amortization and accretion	93,084	88,429	82,507
Loss on disposal and abandonment of assets	2,252	2,492	3,734
Total operating expenses	638,513	565,326	506,536
Operating income	40,747	51,472	52,117
Other expenses
Interest expense	(62,335)	(61,751)	(47,968)
Other, net	(4,268)	(2,580)	(1,255)
Total other expenses, net	(66,603)	(64,331)	(49,223)
(Loss) income from continuing operations before income taxes	(25,856)	(12,859)	2,894
Income tax expense	(15,211)	(21,996)	(26,563)
Loss from continuing operations	(41,067)	(34,855)	(23,669)
Loss from discontinued operations, net of tax	(9,738)	(12,491)	(17,310)
Net loss	(50,805)	(47,346)	(40,979)
Less Net (income) loss attributable to noncontrolling interests	(1,342)	292	(5,034)
Net loss attributable to Trilogy International Partners LLC	$(52,147)	$(47,054)	$(46,013)
Other comprehensive income (loss)
Net loss	$(50,805)	$(47,346)	$(40,979)
Other comprehensive (loss) income
Foreign currency translation adjustments	(18,846)	(5,530)	(1,153)
Net gain on derivatives	1,302	1,736	5,162
Other comprehensive (loss) income	(17,544)	(3,794)	4,009
Comprehensive Loss	(68,349)	(51,140)	(36,970)
Comprehensive loss (income) attributable to noncontrolling interests	5,315	3,250	(4,560)
Comprehensive loss attributable to Trilogy International Partners LLC	$(63,034)	$(47,890)	$(41,530)
Basic and diluted net loss per unit
Loss from continuing operations attributable to Trilogy International Partners LLC per unit	$(124)	$(101)	$(84)
Loss from discontinued operations attributable to Trilogy International Partners LLC per unit	(28)	(36)	(51)

Net loss attributable to Trilogy International Partners LLC per unit	$(152)	$(137)	$(135)

Weighted Average Units outstanding
Basic and Diluted	342,642	342,642	342,642

The accompanying notes are an integral part of these Consolidated Financial Statements

4

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Statement of Mezzanine Equity and Members' Deficit
(US dollars in thousands, except units)

	Mezzanine Equity		Trilogy International Partners LLC Members'
							Accumulated	Accumulated
	Redeemable	Members'				Members'	(Deficit) /	Other	Noncontrolling
	Class A		Class A Units	Class B Units	Class C Units		Retained			Total
		Investment				Investment		Comprehensive	Interest
	Units						Earnings	Income (Loss)
							(Deficit)

Balance, December 31, 2012	73,590	$96,956	120,801	148,251	15,121	$273,345	$(453,609)	$11,510	$60,313	$(108,441)
Net loss	-	-	-	-	-	-	(46,013)	-	5,034	(40,979)
Conversion of units on secondary sale	-	-	6,755	(6,755)	-	-	-	-	-	-
Sale of 80% Equity Interest in SHC ("SSI")	-	-	-	-	(2,140)	-	(1,426)	-	1,426	-
Note receivable from noncontrolling interest	-	-	-	-	-	(286)	-	25	(1,081)	(1,342)
Other comprehensive income (loss)	-	-	-	-	-	-	-	4,458	(449)	4,009
Dividend to noncontrolling interest	-	-	-	-	-	-	-	-	(11,617)	(11,617)
Changes in noncontrolling interest	-	-	-	-	-	-	-	-	(142)	(142)
Balance, December 31, 2013	73,590	96,956	127,556	141,496	12,981	273,059	(501,048)	15,993	53,484	(158,512)
Net loss	-	-	-	-	-	-	(47,054)	-	(292)	(47,346)
Other comprehensive loss	-	-	-	-	-	-	-	(2,020)	(1,774)	(3,794)
Share purchase from noncontrolling interest	-	-	-	-	-	(314)	-	22	(55)	(347)
Note receivable from noncontrolling interest	-	-	-	-	-	(12,736)	-	1,162	10,862	(712)
Dividend to noncontrolling interest	-	-	-	-	-	-	-	-	(2,847)	(2,847)
Changes in noncontrolling interest	-	-	-	-	-	-	-	-	2,733	2,733
Balance, December 31, 2014	73,590	96,956	127,556	141,496	12,981	260,009	(548,102)	15,157	62,111	(210,825)
Net loss	-	-	-	-	-	-	(52,147)	-	1,342	(50,805)
Other comprehensive loss	-	-	-	-	-	-	-	(10,556)	(6,988)	(17,544)
Member contribution	-	-	-	-	-	6,941	-	-	-	6,941
Changes in noncontrolling interest	-	-	-	-	-	7,443	-	(331)	11,109	18,221
Balance, December 31, 2015	73,590	$96,956	127,556	141,496	12,981	$274,393	$(600,249)	$4,270	$67,574	$(254,012)

The accompanying notes are an integral part of these Consolidated Financial Statements

5

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Statements of Cash Flows
(US dollars in thousands)

	Years Ended December 31,
	2015	2014	2013

Operating activities:
Net loss	$(50,805)	$(47,346)	$(40,979)
Adjustments to reconcile net loss to net cash provided by operating activities
Provision for doubtful accounts	5,631	2,922	4,183
Depreciation, amortization and accretion	95,235	99,321	96,684
Equity-based compensation	1,309	1,895	657
Loss on disposal and abandonment of assets	2,323	2,402	5,773
Non-cash interest expense, net	5,485	4,805	2,192
Settlement of cash flow hedges	(1,788)	(3,919)	(2,305)
Non-cash loss from change in fair value on cash flow hedges	3,054	2,726	4,715
Unrealized loss (gain) on foreign exchange transactions	1,596	(664)	(649)
Deferred income taxes	1,104	3,375	937
Changes in operating assets and liabilities
Accounts receivable	(11,482)	20,546	(24,219)
EIP receivables	(23,361)	(8,115)	-
Inventory	(14,450)	6,684	(4,054)
Prepaid expenses and other current assets	(2,809)	(1,152)	(397)
Other assets	(2,150)	-	-
Accounts payable	9,888	(11,019)	16,646
Other current liabilities and accrued expenses	9,225	(10,053)	7,879
Customer deposits and unearned revenue	427	3,512	5,029
Net cash provided by operating activities	28,432	65,920	72,092

Investing activities:
Purchase of property and equipment	(106,616)	(96,482)	(72,699)
Unearned proceeds on disposal of Trilogy Dominicana	27,000	-	-
Acquisition of a business, net of cash acquired	(7,624)	-	-
Changes in restricted cash	(3,732)	11,771	(3,093)
Purchase of spectrum licenses and other additions to license costs	(969)	(27,678)	(28,331)
Proceeds from sale and disposal of property and equipment	534	4,639	3,157
Changes in Long-term deposits and other	412	2,805	(660)
Net cash used in investing activities	(90,995)	(104,945)	(101,626)

Financing activities:
Proceeds from debt	96,918	126,545	74,760
Payments of debt	(73,934)	(45,705)	(72,976)
Capital contributions from members	6,941	-	-
Capital contributions from noncontrolling interests	3,057	-	-
Cash dividend to noncontrolling interest	(2,847)	-	(11,617)
Deferred financing costs	(2,262)	(3,233)	(4,439)
Payment of financed license obligation	-	(8,061)	-
Purchase of shares from noncontrolling interest	-	(347)	-
Net cash provided by (used in) financing activities	27,873	69,199	(14,272)
Net (decrease) increase in cash and cash equivalents	(34,690)	30,174	(43,806)
Cash and cash equivalents beginning of period[1]	100,266	69,995	114,002
Effect of exchange rate changes	(583)	97	(201)
Cash and cash equivalents, end of period[2]	$64,993	$100,266	$69,995

1 Includes cash and cash equivalents reclassified to assets held for sale for discontinued operations of $1,514, $1,383, $2,593 as of the January 1, 2015, 2014 and 2013, respectively.

2 Includes cash and cash equivalents reclassified to assets held for sale for discontinued operations $1,142, $1,514, $1,383 as of December 31, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements

6

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Trilogy International Partners LLC, a Washington limited liability company ("LLC"), together with its consolidated subsidiaries in New Zealand and Bolivia (the "Company", "Trilogy", "we", and "our") is a provider of wireless voice and data communications including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. The Company's services are provided under Global System for Mobile Communications ("GSM" or "2G"), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G"), technologies. The Company also provides fixed broadband communications to business and residential customers.

Below is a brief summary of each of Trilogy's operations

New Zealand:

Two Degrees Mobile Limited ("2degrees") was formed under the laws of New Zealand on February 15, 2001. 2degrees is licensed through November 2022 and has secured additional spectrum through November 2031 to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over a 2G, 3G and 4G network. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers (see Note 2 - Snap acquisition for more details).

As of December 31, 2015, through its consolidated subsidiaries, Trilogy's voting ownership interest in 2degrees was 62.5% and the remaining 37.5% was held by three other unrelated parties.

Bolivia:

In November 1999, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel") was formed to engage in Personal Communication Systems ("PCS") operations. NuevaTel was awarded the first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel provides voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia over the existing GSM network. NuevaTel's 2G, 3G and 4G networks provide a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel's subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel's public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of December 31, 2015, Trilogy, through its consolidated subsidiaries, owned 71.5% of NuevaTel's stock and the remaining 28.5% was owned by a third-party limited liability cooperative organized under the laws of the Republic of Bolivia.

Basis of Presentation and Principles of Consolidation

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities ("VIEs") where it is deemed to be the primary beneficiary and VIEs which cannot be deconsolidated. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Additional details on our reportable operating segments are included in Note 19 - Segment Information, of these Consolidated Financial Statements.

Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current year presentation. The financial results of Trilogy Dominicana have been recorded as discontinued operations for all periods (See Note 3 - Discontinued Operations).

7

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the useful lives of property and equipment, amortization periods for intangible assets, fair value of financial instruments and equity-based compensation, imputed interest on Equipment installment receivables, cost estimates for asset retirement obligations, deferred income taxes, fair value measurements related to goodwill, spectrum licenses and intangibles, projections used in impairment analysis, evaluation of minimum operating lease terms, the allocation of purchase price in connection with business combinations and the period for recognizing prepaid and postpaid revenue based on breakage.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. The balance of cash and cash equivalents held by our consolidated subsidiaries was $30.1 million and $31.7 million as of December 31, 2015 and 2014, respectively.

Restricted Cash:

The Company classifies cash as restricted when the cash is unavailable for use in general operations. These balances are reclassified to Cash and cash equivalents when the underlying obligation is satisfied, or in accordance with the governing agreement. Restricted cash expected to become unrestricted during the next twelve months are recorded in current assets. The Company had $6.8 million and $5.2 million of restricted cash included in Prepaid expenses and other current assets and Other assets within the Consolidated Balance Sheets as of December 31, 2015 and December 31, 2014, respectively. The restricted cash balances consisted of cash balances held as collateral for derivative instruments and cash received from divestures for which all the conditions of sale had not yet been achieved.

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers ("third party retail channels") and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represent $28.8 million and $25.1 million of Accounts receivable, net at December 31, 2015 and 2014, respectively. Interconnection receivables and payables are reported on a gross basis on the Consolidated Balance Sheets, consistent with the presentation of related interconnection revenues and expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance of doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $4.6 million and $3.9 million as of December 31, 2015 and 2014, respectively.

8

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (
US dollars in thousands unless otherwise noted)

Equipment Installment Plan ("EIP") Receivable:

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP. The amounts recorded as equipment installment plan receivables at the end of each period represent EIP receivables for which invoices were not yet generated for the customer ("unbilled"). Invoiced EIP receivables ("billed") are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. The Company assesses the credit quality of each EIP applicant and applicants representing the greatest risk of default are declined from participation. Customers considered to be high risk, must participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. All EIP customers are required to make a down payment for handsets financed through an EIP. The current portion of the EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of the EIP receivables is included in Long-term equipment installment plan receivables.

At the time of sale, we impute risk adjusted interest on the receivables associated with EIPs. We record the imputed interest as a reduction of equipment sales, and the deferred interest is included within Equipment installment plan receivables, net on the Consolidated Balance Sheets. The balance of the unamortized imputed interest recorded as of December 31, 2015 and 2014 was $2.0 million and $0.6 million, respectively. Interest income is recognized over the term of the EIP contract in Other, net on our Consolidated Statements of Operations and Comprehensive Loss.

The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including macro-economic factors. The Company monitors the EIP receivable balances and write off account balances if collection efforts are unsuccessful and future collection is unlikely. See Note 6 -Equipment Installment Plan ("EIP") Receivables for additional information as it relates to the allowance for doubtful accounts specifically attributable to the EIP receivables.

Inventories:

Inventory consists primarily of wireless devices and accessories, which are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method and weighted average cost method which has historically approximated the FIFO method. Market value is determined using current replacement cost. The Company records inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. The Company does not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because the Company expects to recover the handset subsidies through service revenues.

Property and Equipment, net:

Property and equipment is recorded at cost or fair value for assets acquired as part of business combination and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows (i) buildings range from 28 to 50 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance or extend the asset's useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company's networks are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases at the point at which the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

Interest expense incurred during the construction phase of the Company's wireless networks is capitalized as part of property and equipment until the projects are ready for its intended use and the assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Interest capitalized for the years ended December 31, 2015, 2014 and 2013 was $1.1 million, $1.6 million and $2.9 million, respectively.

9

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company capitalizes certain costs incurred in connection with developing or acquiring internal use software. Capitalization of software costs commences once selection of a specific software project has been made and the Company approves and commits funding the project. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. Capitalized software costs are included in Property and equipment, net and amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

The Company records an asset retirement obligation ("ARO") for the fair value of legal obligations associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company's legal obligations related to the network infrastructure, principally tower and related assets. These obligations include obligations to remediate leased land on which the Company's network infrastructure assets are located. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive Loss.

The significant assumptions used in estimating the Company's ARO include the following a probability that the Company's leases with ARO will be remediated at the lessor's directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company's incremental borrowing rates.

License Costs and Other Intangible Assets, net:

Intangible assets consist primarily of wireless spectrum licenses in foreign markets, trade names and subscriber relationships. License costs primarily represent costs incurred to acquire wireless spectrum licenses in foreign markets, which are recorded at cost, and the value attributed to wireless spectrum licenses acquired in business combinations. Amortization begins with the commencement of service to customers using the straight-line method. The license costs are amortized over 7 to 20 years, which correspond with the expiration dates of the licenses as issued by the regulators. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of the licenses, management generally does not consider renewal periods since there is no guarantee that the license will be renewed without significant cost (or at no cost).

Subscriber relationships were acquired as part of the Snap acquisition (see Note 2 - Snap Acquisition) and relate to established relationships with residential and enterprise customers through contracts. Subscriber relationships are amortized over the estimated useful life of 7 years using an accelerated method, which we believe best reflects the estimated pattern in which the economic benefits of the assets will be consumed.

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group's carrying value over the estimated fair value. We determine fair values by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate. No material impairment charges were recorded for long-lived assets for the fiscal years ended December 31, 2015, 2014 and 2013.

Goodwill:

Goodwill is the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually on December 31, the last day of the fiscal fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The impairment test is a two-step process. In the first step, the Company determines if the fair value of the reporting unit is less than the book value. If the Company concludes that the fair value of a reporting unit is less than its book value, the Company must perform step two in which it calculates the implied fair value of goodwill such excess represents the amount of goodwill impairment. If the Company concludes that the fair value of a reporting unit is greater than its book value, step two is not performed, and the Company concludes that these is no goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management's expectations of the current and future operating environment. There were no goodwill impairment charges recorded for any periods presented.

10

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Derivative Instruments and Hedging Activities:

We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or issue derivative instruments for trading or speculative purposes.

Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive loss. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2015 and 2014, no derivative instruments were designated for hedge accounting.

Fair Value Measurements:

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Required Distributions:

The Company is required to make quarterly distributions to its members on a pro rata basis in accordance with each member's ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from the Company. The Company was in a net taxable loss position for the years ended December 31, 2015, 2014 and 2013; therefore, no tax distributions were made to its members related to these tax years.

Revenue Recognition:

Service revenues are primarily derived from providing access to and usage of the Company's wireless networks. In general, access revenues from wireless postpaid customers are billed in arrears and recognized over the period that the corresponding services are rendered to customers. Revenues derived from usage of the Company's networks, including voice, data, roaming and long-distance revenues, are recognized when the services are provided. As a result of the cutoff times of our multiple billing cycles each month, we are required to estimate the amount of subscriber revenues earned but not billed from the end of each billing cycle to the end of each reporting period. The Company also records estimated revenue for rollover services, unused credit carried from month to month for up to 12 billing cycles, not expected to be used. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns.

Prepaid wireless services sold to customers are recorded as unearned revenue prior to the commencement of services and is recognized when the services are used or expire. When prepaid services are not subject to expiration, the Company estimates breakage, cash consideration received for prepaid services but never expected to be redeemed by customers, based upon historical usage trends. The Company's policy is to recognize revenue for estimated breakage when there is a remote likelihood the balance of prepaid services will be redeemed.

Interconnection revenues are generated when calls from other operators terminate on the Company's networks and are recognized in the period the termination occurs.

11

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Equipment sales consist principally of revenues from the sale of wireless handsets and accessories to subscribers and dealers. Equipment sales, including those on EIP, are recognized when the products are delivered to the customer or dealer. The revenues and related expenses associated with the sale of wireless handsets and accessories through our indirect sales channels are recognized when the products are delivered and accepted by the dealer, as this is considered to be a separate earnings process from the sale of wireless services and probability of collection is likely.

The Company has determined that the sale of wireless services through its direct sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. For these multiple element arrangements, the Company must (1) determine whether and when each element has been delivered; (2) determine relative selling price of each element using the selling price hierarchy of vendor-specific objective evidence ("VSOE") of selling price, third party evidence of VSOE ("TPE"), or the Company's best estimate of selling price, as applicable, and; (3) allocate the total price among the various elements based on the relative selling price method.

The total revenue allocated to the multiple revenue streams is based on the relative selling price to the total consideration from the sale. Consideration allocated to the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Arrangement consideration allocated for the wireless service is recognized as service is rendered.

Our wireline segment earns revenues based upon usage of its network and facilities, contract fees and equipment sales. In general, fixed monthly fees for services are billed one month in advance and are recognized when earned. Revenues from services that are not fixed in amount and are based on usage are generally billed in arrears and recognized when service is rendered. We sell each of these services separately and each product or service has a standalone selling price. When equipment is sold separately from services, revenue is recognized upon delivery to the customer. When equipment is sold as part of a managed service, revenue is recognized over the contract period.

Customer Sales Incentives

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and commissions. Current discount offers, when accepted by customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the Company's historical experience for similar inducement offers. Current discount offers and commissions are presented as a reduction to revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration, and the fair value of such benefit can be reasonably estimated.

Pass Through Taxes:

The Company presents taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2015, 2014 and 2013 were $21.3 million, $23.1 million and $22.3 million, respectively.

Operating Leases:

The Company's cell sites are typically situated on leased property including land, towers and rooftop locations. The Company's retail stores, distribution facilities, office spaces and certain of its customer service centers are also leased. The Company's lease contracts expire on various dates through 2043 and generally provide for renewal options of up to an additional ten years exercisable at our option. For scheduled rent escalation clauses during the lease terms, the Company records minimum rental payments on a straight-line basis over the fixed non-cancelable terms of the leases, including those periods for which failure to renew the lease imposes a significant economic penalty. If failure to exercise a renewal option imposes an economic penalty, the Company may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period(s) in addition to the fixed non-cancelable term of the lease in the determination of the appropriate estimated lease term, up to the estimated economic life of the underlying asset.

12

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Defined Contribution Plan:

The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company were $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Equity-Based Compensation:

The Company measures compensation costs for all equity-based payment awards made to employees based on the estimated fair values at the either the grant date for equity classified awards or quarterly for liability classified awards. The expense, net of estimated forfeitures, is recognized over the requisite service period, which is generally the vesting period of the award. The fair value of the equity-based payment awards is estimated using the Black-Scholes option valuation model.

Net (Loss) Earnings Per Unit ("EPU"):

The Company has two classes of common units Member units and Profit interest units. Member units include Class A and B units which are issued in exchange for capital contributions ("hereafter the Member group") and Class C units which are issued to employees or independent contractors in exchange for performing services ("hereafter the profit group"). EPU is calculated separately for the Member group and for the Profit group using the two-class method.

Basic (loss) income per unit ("Basic EPU") is computed by dividing net (loss) income attributable to the member group unitholders and profit group unitholders by the weighted average number of member group and profit group units outstanding, respectively, for the period. The profit group is not included in the basic EPS calculation when the Company operates at a loss due to the anti-dilutive effect.

Diluted (loss) income per unit ("Diluted EPU") gives effect to all dilutive potential tracking units and residual units outstanding during the period using the treasury stock method. Diluted EPU excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive. Diluted EPU is computed by dividing net (loss) income attributable to the member group unitholders and the profit group unitholders by the weighted average number of units outstanding, respectively.

Foreign Currency:

All foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary items, which are remeasured at historical rates. Foreign currency income and expense are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical rates. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in other expense in the period in which they occur.

Income Taxes:

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit to meet such threshold.

We recognize interest and penalties related to unrecognized tax benefits on the Other, net line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

13

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Concentrations:

The Company's revenues are attributable to our international operations. The Company's operations are subject to various political, economic, and other risks and uncertainties inherent in the countries in which the Company operates. Among other risks, the Company's operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations. For key financial information of our subsidiaries in New Zealand and Bolivia, see Note 19 - Segment Information.

Recently Adopted Accounting Standards:

In April 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") related to discontinued operations that became effective on January 1, 2015. This ASU changes the criteria for reporting discontinued operations and specifies that a disposal of components of an entity, or groups of components of an entity, may be reported in the financial statements as discontinued operations if the disposal represents a strategic shift that will have a material effect on the reporting entity's operations. Applying this ASU, we have classified Trilogy Dominicana as a discontinued operation in our financial statements for all periods presented (see Note 3 - Discontinued Operations).

In April 2015, the FASB issued an ASU related to the presentation of debt issuance costs. The objective of this ASU is to simplify the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 for publicly traded companies and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. Upon adoption of this ASU, we will be required to retrospectively reclassify debt issuance costs (if any) as of the respective balance sheet dates, from Other assets to a reduction in Long-term debt. The Company adopted this standard in fiscal 2016 and retrospectively applied the adoption to the prior reporting periods. As a result of the adoption the Company retrospectively reclassified $5.2 million and $7.7 million of unamortized debt issuance costs from Other assets to Long-term debt as of December 31, 2015 and 2014. The adoption did not have an impact on the Company's consolidated statement of operations or consolidated statement of cash flows

Recently Issued Accounting Standards:

In February 2016, the FASB issued an ASU related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for all organizations. We are currently evaluating and assessing the impact that this ASU will have on our consolidated financial statements.

In May 2014, the FASB issued an ASU related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual reporting periods beginning after December 15, 2017. Early application is not permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. We continue to evaluate our method of adoption and the impact that this ASU will have on our consolidated financial statements.

14

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In November 2015, the FASB issued an ASU related to classification of deferred income taxes. This ASU requires entities to classify Deferred Tax Assets ("DTAs") and Deferred Tax Liabilities ("DTLs") by jurisdiction, as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2016 for public companies, and interim periods within those years. Early adoption is permitted for any interim or annual financial statements that have not been issued. The Company does not believe the implementation of this standard will have a material impact on the Consolidated Financial Statements.

NOTE 2 - SNAP ACQUISITION

On April 30, 2015, the Company through its consolidated subsidiary, 2degrees, completed the acquisition of 100% of the stock of Snap, a New Zealand provider of fixed broadband communications services. Pursuant to the terms of the purchase agreement, the purchase price of $28.4 million New Zealand dollars ("NZD") was paid by 2degress through a combination of common stock of 2degrees and $9.9 million NZD in cash. The fair value of 2degrees shares issued as consideration was determined by management with the assistance of a third party valuation specialist. The cash paid for the Snap acquisition was funded through cash contributions from members of the Company and the non-controlling interest holders. The Snap acquisition was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed based on the exchange rate at the acquisition date (1.33 NZD to 1.00 USD)

Consideration:
Fair value of consideration transferred (2degrees stock)	$13,832
Cash consideration transferred	7,624

Total consideration transferred	$21,456

Identifiable assets acquired and liabilities assumed:
Current assets	$3,622
Property and equipment	3,874
Identifiable intangible assets and internally developed software	18,569
Other non-current assets	1,284
Current liabilities	(6,036)
Current portion of long-term debt	(976)
Deferred tax liability - long-term	(5,077)
Capital leases	(3,272)
Other non-current liabilities	(560)

Total assets acquired net of liabilities assumed	11,428

Goodwill	10,028
$21,456

The goodwill recorded of $10,028 is primarily attributable to the acquired workforce and operational and administrative synergies expected to arise from the acquisition. The Company also recorded a deferred tax liability, which relates to the intangible assets recognized as part of this stock acquisition which do not have a corresponding basis for tax purposes.

Acquired identifiable assets and their estimated useful life in years are as follows

Identifiable Intangible Assets and Internally		Estimated Useful
Developed Software	Purchase Price	Life in Years
Subscriber relationships	$14,058	7
Internally developed software	3,834	3
Tradename	677	2
	$18,569

15

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table shows the summarized financial information included in our Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015 resulting from the acquisition of Snap from and after May 1, 2015

Wireline service revenues	$19,357
Operating expenses	$26,076
Net loss	$(4,950)

Operating expenses above include non-cash items such as depreciation and amortization of $4.4 million for the year ended December 31, 2015.

The Company incurred professional fees such as legal, accounting and valuation services of approximately $1.0 million related to this acquisition, which were expensed as incurred and recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015.

Unaudited Supplemental Pro Forma Information:

The pro forma information as presented below is for information purposes only and is not indicative of operations that would have been achieved from the Snap acquisition had they occurred at the beginning of Fiscal 2014. Supplemental information on an unaudited pro forma basis is as follows

	Fiscal 2015	Fiscal 2014
Total revenue	$688,603	$645,197
Loss from continuing operations, net of tax	(41,264)	(39,367)

The unaudited pro forma supplemental amounts have been calculated to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to the acquired assets and assumed liabilities had been applied from the beginning of Fiscal 2014 with the related tax effects.

NOTE 3 - DISCONTINUED OPERATIONS

Trilogy Dominicana Held for Sale:

In March 2015, the Company committed to a plan to sell its subsidiary in Dominican Republic. As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in accordance with ASC 205-20, "Discontinued Operations." The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, the Company, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Telefonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, the Company received cash of $27 million from the buyer of which $5 million is recorded as restricted cash within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. As of December 31, 2015, the gain on the disposal transaction was not recognized, given collectability of the proceeds from sale were not assured and transfer of ownership was effected upon payment in full. The remaining proceeds of $35 million were received subsequent to December 31, 2015 and the sale was completed on March 23, 2016, resulting in a gain of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction.

As of December 31, 2015, the Company has available net operating loss carryforwards of $66.5 million at Trilogy Dominicana, which are subject to a full valuation allowance. The net operating loss carryforwards will expire in tax years 2016-2020. Upon completion of the sale on March 23, 2016, the net operating loss carryforwards are no longer available to the Company.

16

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

ComCEL Sale:

On March 30, 2012, the Company sold its subsidiary in Haiti, Communication Cellulaire d'Haiti ("ComCEL"), to a wholly-owned subsidiary of Digicel Group ("Digicel"). The Company deposited $8.0 million of the purchase price into escrow as security for its indemnification obligations under the purchase agreement. As of December 31, 2014, the remaining escrow balance was $2.1 million. The escrow period terminated in March 2015, at which time this last tranche of the escrow of $2.1 million was released to the Company and the Company recognized a gain on disposal of ComCEL of $2.1 million. For the year ended December 31, 2014, the gain recognized on disposal of ComCEL was $3.4 million, primarily related to releases from the escrow account. For the year ended December 31, 2013, the loss recognized on disposal of ComCEL was $0.5 million. These gains and losses are included in loss from discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

Assets and liabilities held for sale related to discontinued operations as of December 31, 2015 and 2014 were as follows

	December 31, 2015	December 31, 2014

Assets held for sale
Cash and cash equivalents	$1,142	$1,514
Other current assets	8,488	9,822
Property and equipment, net	15,048	14,967
Other assets	2,002	2,453
Total assets	$26,680	$28,756

Liabilities held for sale
Current liabilities	$17,122	$20,877
Noncurrent liabilities	3,749	3,815
Total liabilities	$20,871	$24,692

The following table summarizes the results of operations from the discontinued operations

	Years Ended December 31,
	2015	2014	2013

Revenues	$51,022	$62,873	$83,587
Net loss	$(10,964)	$(15,902)	$(16,762)
Gain (loss) on sale of discontinued operations	1,226	3,411	(548)
Loss from discontinued operations, net of tax	$(9,738)	$(12,491)	$(17,310)

The following table summarizes the cash flows from discontinued operations

	Years Ended December 31,
	2015	2014	2013

Net cash provided by (used in) operating activities	$(11,104)	$(7,497)	$3,987
Net cash used in investing activities	$(2,074)	$(1,915)	$(6,104)

17

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31, 2015	December 31, 2014

Land, buildings and improvements	$8,500	$6,721
Wireless communication systems	607,411	556,226
Furniture, equipment, vehicles and software	104,867	92,359
Construction in progress	48,214	47,012
	768,992	702,318
Less accumulated depreciation	(395,700)	(349,158)
Property and equipment, net	$373,292	$353,160

Depreciation expense was $77.1 million, $74.6 million and $71.8 million for the years ended December 31, 2015, 2014, and 2013, respectively.

Advances to equipment vendors are included in Other assets and totaled $6.8 million and $7.3 million as of December 31, 2015, and 2014, respectively.

Asset retirement obligations ("AROs") are primarily recorded for the Company's legal obligations to remediate leased property on which the Company's network infrastructure and related assets are located. The AROs are recorded in other non-current liabilities with a corresponding amount in property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2015. The activity in the asset retirement obligations was as follows

	Years Ended December 31,
	2015	2014

Beginning balance	$14,959	$13,381
Revisions in estimated cash flows	2,689	-
Additional accruals	1,410	941
Foreign currency translation	(1,349)	(516)
Accretion	1,169	1,153
Ending balance	$18,878	$14,959

Supplemental cash flow information:

The Company acquired $1.1 million, $5.4 million and $31.6 million of property and equipment through current and long-term debt during the years ended December 31, 2015, 2014 and 2013, respectively.

The Company acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment on the Consolidated Statements of Cash Flows of $(11.4) million, $(6.9) million and $7.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

18

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 5 - GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill balance

December 31,
2015

Beginning balance	$-
Acquisitions and related adjustments	10,028
Foreign currency adjustment	(833)

Balance at the end of the year	$9,195

There was no goodwill for the year ended December 31, 2014. Additionally, there are no accumulated goodwill impairments

The Company's license costs and other intangible assets consisted of the following

	Estimated Useful Lives	December 31, 2015			December 31, 2014
		Gross			Gross
		Carrying	Accumulated		Carrying	Accumulated
		Amount	Amortization	Net	Amount	Amortization	Net

License costs	10 - 20 years	$182,859	$(66,877)	$115,982	$196,690	$(59,520)	$137,170
Subscriber relationships	7 years	12,799	(2,309)	10,490	-	-	-
Other	6 - 14 years	3,566	(2,503)	1,063	3,060	(2,146)	914
Total		$199,224	$(71,689)	$127,535	$199,750	$(61,666)	$138,084

Amortization expense was $14.9 million, $12.7 million and $9.6 million for the years ended December 31, 2015, 2014, and 2013, respectively. Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2015, is as follows

Years ending December 31,

2016	$18,198
2017	17,457
2018	16,815
2019	16,062
2020	10,195
Thereafter	48,808
Total	$127,535

Bolivia:

In March 2014, NuevaTel was the successful bidder in the auction for 30 MHz of 1700/2100 MHz ("AWS") band spectrum.

NuevaTel paid $23.0 million for this AWS spectrum in April 2014. The licenses were granted in May 2014 and will be valid for 15 years through 2029.

19

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

New Zealand:

On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company ("TIRS"), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the "License"), which expires in 2031, for $44.0 million New Zealand dollars ("NZD") ($30.1 million based on the exchange rate at December 31, 2015). TIRS has made this spectrum available to 2degrees, which will use such spectrum in connection with its provision of future 4G services.

The acquisition of the License was funded through a long-term payable from TIRS to the government of New Zealand, and in October 2013, the Company was required to obtain a letter of credit for the ultimate benefit of the government of New Zealand, which was secured by $5.2 million of collateral. The first installment on the long-term payable of $10.3 million NZD ($8.2 million based on the exchange rate at the date of payment) was paid in October 2014 by the Company on behalf of TIRS. Collateral related to the letter of credit was returned to the Company in November 2014 in connection with the October 2014 payment. TIRS is obligated to make four additional annual installment payments along with accrued interest commencing in December 2016. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. On September 14, 2016, Trilogy's request to defer the December 2016 annual payment until March 2017 was granted by the government of New Zealand.

As of December 31, 2015, the outstanding current and long-term portion of the license obligation for the License recorded in other current liabilities and accrued expenses and other non-current liabilities was $4.3 million and $18.8 million, respectively. Future maturities of the license obligation as of December 31, 2015 are as follows

Years ending December 31,

2016	$4,263
2017	5,928
2018	6,271
2019	6,635
Total	$23,097

The Company designated TIRS as an unrestricted subsidiary under the indenture for the Company's $450 million principal amount of senior secured notes due 2016 (the "Trilogy 2016 Notes") (see Note 9 - Debt). Trilogy International South Pacific LLC ("TISP") is the owner of the equity interests in TIRS and a wholly-owned subsidiary of the Company. On October 25, 2013, TISP and 2degrees entered into agreements pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand. TISP would have this right after September 30, 2016, or earlier if an acquisition of TIRS and the assumption of its license obligations by 2degrees would not cause 2degrees to be in violation of any of its covenants under the 2degrees Senior Facilities Agreement and Huawei Loan (see Note 9 - Debt).

On November 3, 2016, the agreement between TISP and 2degrees, entered on October 25, 2013, was amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. Payments made under the amended agreement are subject to 2degrees board approval. A prepayment was made by 2degrees in the amount of $7.4 million on November 9, 2016 under the amended agreement.

NOTE 6 - EQUIPMENT INSTALLMENT PLAN ("EIP") RECEIVABLES

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP.

20

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table summarizes the EIP receivables

	December 31, 2015	December 31, 2014

EIP receivables, gross	$31,393	$8,724
Unamortized imputed interest	(1,984)	(630)
EIP receivables, net of unamortized imputed interest	29,409	8,094
Allowance for doubtful accounts	(942)	(256)
EIP receivable, net	$28,467	$7,838

Classified on the balance sheet as:	December 31, 2015	December 31, 2014

Equipment installment plan receivables, net	$16,431	$3,925
Long-term equipment installment plan receivables	12,036	3,913
EIP receivables, net	$28,467	$7,838

The Company categorizes our unbilled EIP receivables as prime and subprime based on subscriber credit profiles. The Company uses a proprietary scoring system that measures the credit quality of our EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. Prime subscriber receivables are those with lower delinquency and eligible for sale to a third party. Subprime subscribers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category were as follows

	December 31, 2015	December 31, 2014
Prime	$25,767	$8,283
Subprime	5,626	441
EIP Receivables, gross	$31,393	$8,724

The EIP receivables had weighted average imputed interest rates of 7.5% as of December 31, 2015 and 2014, respectively.

Sales of EIP Receivables:

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the "EIP Sale Agreement") with a third party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless customers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

The Company determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the receivables, as well as any related allowance for doubtful accounts and the loss on sale is recognized in General and administrative expenses. The Company also reverses unamortized imputed interest related to sold receivables, included in Equipment installment plan receivables, net, on the Consolidated Balance Sheets and recognizes the reversed unamortized imputed interest as Equipment sales. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

21

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table summarizes the impact of the sales of the EIP receivables in the year ended December 31, 2015

EIP receivables derecognized	$21,955
Cash proceeds (gross of initial legal and bank set-up fees)	(18,827)
Reversal of unamortized imputed interest	(1,535)
Reversal of allowance for doubtful accounts	(659)

Pre-tax loss on sales of EIP receivables	$934

Initial legal and bank set-up fees	$1,175

NOTE 7 - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31, 2015	December 31, 2014

Unearned proceeds on disposal of Trilogy Dominicana	$27,000	$-
Interest payable	20,879	19,458
Payroll and employee benefits	16,868	15,438
Dealer commissions and subsidies	15,030	11,217
VAT and other business taxes	14,404	14,825
Income and withholding taxes	13,452	19,102
Interconnection and roaming charges payable	10,980	15,676
Handset purchases	9,416	4,885
Other	23,671	19,192

Other current liabilities and accrued expenses	$151,700	$119,793

NOTE 8 - FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows

•	Level 1 - Quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 - Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis at December 21, 2015 and 2014, all of which represent Level 2 fair value measurements

	December 31, 2015	December 31, 2014
Assets:
Forward exchange contracts	$-	$902
Total assets	$-	$902

Liabilities:
Interest rate swaps	$3,112	$3,326
Forward exchange contracts	399	-
Total liabilities	$3,511	$3,326

22

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The fair value of interest rate swaps are measured using quotes obtained from a financial institution for similar financial instruments. The fair value of forward exchange contracts is based on the differential between the contract price and foreign currency exchange rate as of the balance sheet date.

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2015 and 2014.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature.

The estimated fair value of the Company's debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2015 and 2014 were as follows

	December 31, 2015	December 31, 2014

Carrying amount, net of unamortized discount and deferred financing costs	$602,089	$589,717
Fair value	$589,783	$573,938

For fiscal year 2015 and 2014, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 9 - DEBT

The Company's long-term and other debt as of December 31, 2015 and December 31, 2014 consisted of the following

	December 31, 2015	December 31, 2014

Trilogy Notes	$450,000	$450,000
New Zealand Senior Facilities Agreement	134,321	106,458
Bolivian Syndicated Loan	13,351	20,027
Huawei Loan	-	9,265
Other	4,417	3,967
	602,089	589,717
Less unamortized discount	(669)	(1,648)
Less deferred financing costs	(5,227)	(7,747)
Total debt	596,193	580,322
Less current portion of debt	(465,768)	(8,555)
Total long-term debt	$130,425	$571,767

23

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

As of December 31, 2015, the future maturities of long-term and other debt, excluding unamortized debt discounts and deferred financing costs, consisted of the following

Years ending December 31,

2016	$466,437
2017	8,224
2018	126,941
2019	74
2020	36
Thereafter	377
Total	$602,089

Trilogy 2016 Notes:

On August 10, 2010, the Company issued Trilogy 2016 Notes in the aggregate principal amount of $370 million due August 2016 in an offering exempt from registration under Rule 144A and Regulation S under the Securities Act of 1933, as amended. In April 2014, the Company issued and sold $80.0 million principal amount of additional Trilogy 2016 Notes at 99.5% of the principal amount thereof. As of December 31, 2015, the aggregate principal amount of Trilogy 2016 Notes outstanding is $450 million. The issuance of the additional $80.0 million was consented to by the holders of the Trilogy 2016 Notes and effected through an amendment to the indenture for the Trilogy 2016 Notes. Proceeds of $78.0 million, net of a commitment fee of 2% paid to the Trilogy 2016 Notes purchasers, were received by the Company on April 7, 2014. Terms of the additional Trilogy 2016 Notes are substantially identical with those of the originally issued Trilogy 2016 Notes. Separately, a consent fee of $0.9 million was paid to the existing note holders, all of whom consented to the above described amendment to the Trilogy 2016 Notes indenture.

The Trilogy 2016 Notes mature August 15, 2016 and bear interest at a rate of 10.25% per year, payable semi-annually on February 15 and August 15 of each year. The Company has the option of redeeming the Trilogy 2016 Notes, in whole or in part, upon a not less than 30-day and not more than 60-day notice. Upon election of the early redemption option, the Company must pay the note holders accrued and unpaid interest. The redemption price in 2016 until maturity is 100% of the principal amount of the notes redeemed.

Refinancing of Trilogy 2016 Notes:

On April 26, 2016, the Company entered into a purchase agreement with Deutsche Bank Securities Inc. (the "Initial Purchaser") pursuant to which the Company agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes, in an offering (the "Offering") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The sale of the senior secured notes (the "Trilogy 2019 Notes") was funded on May 6, 2016.

The proceeds of $445.5 million, net of discount of $4.5 million were used to fund the Company's April 22, 2016 offer to purchase any and all of the previously outstanding Trilogy 2016 Notes (the "Tender Offer") and to discharge any Trilogy 2016 Notes that remained outstanding following the Tender Offer. On May 6, 2016, the Company accepted and paid $444.1 million principal amount for tendered Trilogy 2016 Notes pursuant to the Tender Offer at a price of $1,008.50 per $1,000 principal amount, plus accrued interest (the "Early Tender Premium"). The Early Tender Premium of $3.8 million was recorded as a deferred financing cost of the Trilogy Notes in the second quarter of 2016 and is included in Long-term debt in the Condensed Consolidated Balance Sheet. The Early Tender Premium and the unamortized balance of the deferred financing costs associated with the Trilogy Notes are amortized using the effective interest method over the term of the Trilogy Notes.

The Tender Offer expired on May 19, 2016, with no additional Trilogy 2016 Notes tendered. On May 6, 2016, the Company issued a notice of redemption at par plus accrued interest with respect to the $5.9 million of Trilogy 2016 Notes which remained outstanding and on June 5, 2016, paid $6.1 million to the indenture trustee to redeem such outstanding Trilogy 2016 Notes, plus accrued interest.

24

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The refinancing of the Trilogy 2016 Notes was accounted for as a modification in accordance with the applicable accounting guidance. The total fees paid to third parties in connection with the modification were $3.8 million which we expensed in fiscal 2016. The Trilogy 2019 Notes mature May 15, 2019 and bear interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2016.

The Company has the option of redeeming the Trilogy 2019 Notes, in whole but not in part, upon not less than 30-days and not more than 60-days notice as follows

•	Prior to November 15, 2016, at 100% plus a "make whole" premium
•	On or after November 15, 2016 but prior to May 15, 2017, at 106.688%
•	On or after May 15, 2017, at 100%

On or after May 15, 2017, the Company may redeem up to 35% of the original outstanding principal amount at 100% with the proceeds of a public equity offering. Upon election of any early redemption option, the Company is required to pay accrued and unpaid interest on the Trilogy 2019 Notes being redeemed.

In connection with the transaction with Alignvest Acquisition Corporation, an Ontario, Canada special purpose acquisition corporation ("Alignvest"), described below in the liquidity section, the Company and the holders of the Trilogy Notes agreed to amend the indenture for the Trilogy Notes, among other things, (i) to permit the Company to consummate the Arrangement Agreement and the transactions to be entered into in connection therewith without such Arrangement Agreement and related transactions constituting a "Change of Control" under the indenture, and (ii) to permit Alignvest, on the one hand, and the Company and its Subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement Agreement. The Company and the Trustee under the indenture have executed a First Supplemental Indenture setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by the Company, the Trustee and the guarantors thereunder, and shall become operative, from such date of execution, upon the confirmation to the Trustee that the Arrangement Agreement has been consummated and that Alignvest and/or certain other affiliates of the Company have invested in the aggregate a minimum of $125 million in the Company since November 1, 2016 or in connection with the consummation of the Arrangement Agreement, unless prior to the consummation of the Arrangement Agreement the Company shall have delivered to the Trustee notice informing the Trustee that it does not desire that the First Supplemental Indenture become operative. The First Supplemental Indenture also contains a covenant requiring the Company to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of the Company since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Trilogy Notes or to pay interest thereon, and requiring the Company to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Trilogy Notes or (ii) pay interest on the Trilogy Notes that is scheduled to be paid between the closing date of the Alignvest transaction and July 31, 2017.

The Trilogy 2016 Notes and the Trilogy 2019 Notes (collectively, the "Trilogy Notes") are secured by a first priority lien on the equity interests of certain of the Company's direct wholly owned domestic subsidiaries. Certain categories of intercompany and third party indebtedness owed to the Company or its subsidiaries must also be pledged to secure the Trilogy Notes; however, there are no such forms of indebtedness subject to the pledge requirement as of December 31, 2015. The indenture governing the Trilogy Notes contains various covenants that restrict, among other things incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations.

Equity Holder Financial Commitment:

During the second quarter of fiscal 2016, the Company received a financial commitment from certain of the equity investors in the Company to provide the Company with up to $25 million of funding if and as needed to make scheduled payments of interest on the Trilogy Notes that will occur over the next twelve months. The financial commitment expires upon the earlier of May 31, 2017 or the occurrence of certain liquidity events.

25

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Senior Facilities Agreement:

In June 2013, 2degrees entered into a Senior Facilities Agreement (as amended, the "Senior Facilities Agreement") with Bank of New Zealand ("BNZ"), pursuant to which BNZ agreed to provide financing of up to $150 million NZD, such availability to be based in part upon 2degrees' EBITDA (as defined in the Senior Facilities Agreement) for the prior twelve months. In March 2014, additional financial institutions (together with BNZ, the "Banks") provided commitments under the Senior Facilities Agreement, which increased the amount of potential financing to $165 million NZD. In January 2015, the Senior Facilities Agreement was amended to include an additional commitment to fund 2degrees' capital expenditures in the amount of $20 million NZD, provided that until 2degrees' credit facility (the "Huawei Loan") with Huawei Technologies (New Zealand) Company Limited ("Huawei") was repaid in full, all such capital expenditures had to be incurred with Huawei or any of its related entities. The Huawei Loan was fully repaid in May 2015. With this additional commitment, the total amount of potential financing increased to $185 million NZD.

In August 2015, 2degrees entered into an agreement with the existing members of the Senior Facilities Agreement to refinance the $185 million NZD facility and provide an additional commitment of $15 million NZD for a total of $200 million NZD of potential financing ($136.9 million based on the exchange rate at December 31, 2015). Separate facilities are provided under the agreement to repay the existing outstanding balance and fund 2degrees' capital expenditures ($185 million NZD) and to fund 2degrees' working capital requirements ($15 million NZD). As of December 31, 2015, the $185 million NZD ($127.2 million based on the exchange rate at December 31, 2015) facility was fully drawn-down, and $11.2 million NZD ($7.7 million based on the exchange rate at December 31, 2015) was drawn on the $15 million NZD working capital facility. The borrowings and repayments for these facilities, including the recurring activity to fund working capital requirements, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at a rate ranging from 1.15% to 2.05% (depending upon 2degrees' senior leverage ratio at that time) plus the New Zealand Bank Bill Reference Rate ("BKBM"). Additionally, a line fee of between 0.75% and 1.35% (depending upon 2degrees' senior leverage ratio at that time) calculated on the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is also payable quarterly. The Senior Facilities Agreement maturity date is June 30, 2018. However, once a year, beginning on January 1, 2016, at least six months apart, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the $15 million NZD facility used to fund its working capital requirements to zero. As of December 31, 2015, the line fee rate was 1.15% . The effective interest rate (weighted average interest rate plus line fee) on the combined balance of the facilities outstanding as of December 31, 2015 and 2014) was 6.02% and 7.23%, respectively.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to

•	maintain a total interest coverage ratio of not less than 3.0 times;
•	maintain a senior leverage ratio of not greater than 3.0 times; and
•	not exceed 110% of the agreed to annual capital expenditures in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees, including the licensed spectrum Trilogy acquired on behalf of 2degrees in January 2013.

Huawei Loan:

In January 2011, 2degrees signed a supply agreement with Huawei for the purchase and installation of 3G wireless telecommunications equipment and for the provision of associated software and services, including civil works (the "Huawei Supply Agreement"). Huawei agreed to provide by means of loan (the "Huawai Loan") financing of up to the lesser of $56.3 million NZD for services and civil works and $50.2 million USD for equipment and software purchases, or 85% of the capital cost of telecommunications equipment, software, and services purchased under the NZD-denominated and USD-denominated credits of the Huawei Supply Agreement, respectively. The USD-denominated credit accrued interest at 4.10% plus the London Interbank Offered Rate ("LIBOR") and the NZD-denominated credit accrued interest at 4.10% plus BKBM. Quarterly interest payments commenced under the Huawei Loan in the third quarter of 2011.

The terms of the Huawei Loan were amended in June 2013 to take into account the Senior Facilities Agreement described above and to substantially conform the covenants and agreements in the two facilities. Pursuant to the amendment, prepayments of the Huawei Loan, funded with proceeds of the Senior Facilities Agreement, were applied in order of maturity rather than in inverse order of maturity. In addition, pursuant to such amendment, 2degrees agreed to increase the interest rate payable under the Huawei Loan by 2%. 2degrees paid the incremental interest outstanding of approximately $1.2 million during the year ended December 31, 2015.

26

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Principal was due in sixteen consecutive, quarterly installments, which commenced on September 30, 2013. The amount due for each of the first eight principal payments was equal to 5% of the aggregate principal amount of the Huawei Loan. The amount due for each of the final eight principal payments was equal to 7.5% of the aggregate principal amount of the Huawei Loan.

2degrees fully repaid the USD-denominated and NZD-denominated credits of the Huawei Loan during the first quarter of 2014 and the second quarter of 2015, respectively. The outstanding balance of the long-term portion of the Huawei Loan was $9.3 million as of December 31, 2014. As a result of prepayments made during the year ended December 31, 2014, no amount of the Huawei Loan was outstanding within the current portion as of December 31, 2014.

Bolivian Syndicated Loan:

In December 2012, NuevaTel entered into a $25 million debt facility (the "Bolivian Syndicated Loan") with a consortium of Bolivian banks to fund network expansion and upgrades. Under the terms of the credit agreement governing the Bolivian Syndicated Loan, all outstanding principal is required to be repaid in predetermined quarterly installments beginning in March 2013 and ending in 2017. Interest accrues at a fixed rate of 5.25% for the first 18 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia, which is the rate established by the Central Bank in Bolivia. Interest is required to be paid on a quarterly basis. At December 31, 2015, the interest rate was 6.67% .. The outstanding balance of the current and long-term portion of the Bolivian Syndicated Loan was $6.7 million and $6.7 million, respectively, as of December 31, 2015. The outstanding balance of the current and long-term portion of the Bolivian Syndicated Loan was $6.7 million and $13.4 million, respectively, as of December 31, 2014.

The Bolivian Syndicated Loan agreement contains certain financial covenants requiring NuevaTel to maintain

•	an indebtedness ratio (as defined in the Bolivian Syndicated Loan agreement) of not greater than 2.15 times;
•	a debt coverage ratio (as defined in the Bolivian Syndicated Loan agreement) of not less than 1.25 times;
•	a current ratio (as defined in the Bolivian Syndicated Loan agreement) of not less than 0.65 times; and
•	a structural debt ratio (as defined in the Bolivian Syndicated Loan agreement) of not higher than 3.0 times.

Substantially all of NuevaTel's assets are pledged as collateral to secure the Bolivian Syndicated Loan.

In April 2016, NuevaTel entered into a $25 million debt facility with the same consortium of Bolivian banks as under the agreement governing NuevaTel's previous Bolivian Syndicated Loan. The net proceeds were used to fully repay the then outstanding balance of the previous Bolivian Syndicated Loan and the remaining proceeds will be used for capital expenditures in 2016. The new loan is required to be repaid in predetermined quarterly installments beginning in 2016 and ending in 2021, with 10% of the principal amount to be repaid during each of the first two years of the new loan agreement and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia, which is the rate established by the Central Bank in Bolivia. Interest is payable on a quarterly basis. The new loan agreement contains financial covenants substantially similar to those in the agreement governing the previous Bolivian Syndicated Loan. The new loan is secured by substantially all of NuevaTel's assets.

Covenants:

As of December 31, 2015, the Company was in compliance with all of its debt covenants.

Interest Cost Incurred:

Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $63.4 million, $63.4 million and $50.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

27

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2015	2014	2013
Interest paid, net of capitalized interest	$56,469	$52,419	$42,865

Deferred Financing Costs:

Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2015 and 2014, the balances were $5.2 million and $7.7 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense, net and totaled $4.5 million, $4.7 million and $2.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Liquidity:

As of December 31, 2015, the Company had approximately $63.9 million in cash and cash equivalents. For the year ended December 31, 2015, the net loss attributable to Trilogy was $52.1 million and cash flow provided by operating activities was $28.4 million. The Company had negative working capital of $532.5 million as of December 31, 2015. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management's evaluation of the Company's ability to continue as a going concern.

On November 1, 2016, the Company and Alignvest Acquisition Corporation, an Ontario, Canada special purpose acquisition corporation ("Alignvest"), whose Class A restricted voting shares and warrants are listed on the Toronto Stock Exchange, announced that they had entered into an arrangement agreement (the "Arrangement Agreement") to effect a business combination transaction. The transaction is subject to Alignvest' shareholder and regulatory approval and thus there is no certainty that the transaction will be completed. Upon completion of this proposed transaction, the Company anticipates having additional cash resources that will enable the Company to refinance or reduce the outstanding Trilogy 2019 Notes, to provide funding for investment in network assets and to provide liquidity sufficient to meet ongoing obligations.

The Company's New Zealand and Bolivia subsidiaries continued to invest heavily in their wireless networks during the most recent quarter and the Company expects these high levels of network investment to continue. This network investment impacts the ability of the Company's subsidiaries to distribute dividends which are used to satisfy the Company's obligations, including the semi-annual interest payments on the Company's outstanding Trilogy 2019 Notes. In the absence of the Alignvest transaction, the Company's intention to continue significant network investment, along with funding the interest payable under the Trilogy 2019 Notes and other forecasted commitments relative to its available assets, raises substantial doubt about the Company's ability to continue as a going concern and to meet its obligations within one year from the date on which these Condensed Consolidated Financial Statements were issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

With respect to meeting long-term liquidity requirements, we continue to evaluate our operations and strategy as part of our ongoing management of the business, including the amount and timing of additional liquidity resources, if any, to satisfy our long-term needs. We may pursue a number of alternatives for securing incremental capital or otherwise optimizing our capital structure in the future, including but not limited to, an equity financing and/or accessing the debt capital markets to add incremental indebtedness as permitted. Additionally, we may pursue alternatives to generate additional liquidity resources including strategic disposal of certain long-lived or other assets or curtailment of capital expenditures. If we are unable to raise sufficient additional capital to meet our long-term capital needs, this could result in material changes to our operations and strategy for our two operating markets, including but not limited to, material changes in the extent and timing of our network deployment and capital investments, the number of our employees, the pace of customer growth and the introduction of new features or services, opportunistic divestitures, changes to our capital structure, or any combination of the foregoing, all of which would limit our ability to grow our businesses and compete in the markets in which we operate.

28

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS

Cross-Currency Swap:

On April 5, 2011, we entered into a cross-currency swap designated as a cash flow hedge to exchange USD-denominated debt under the Huawei Loan into NZD in order to fix our future principal payments in NZD, as well as mitigate the impact of foreign currency transaction gains or losses. Under this contract, we had fixed the related future interest payments. We received a variable amount based on LIBOR plus a spread of 4.10% and paid a fixed amount based on a rate of 13.41% . The variable interest rate calculation was reset two days prior to each quarterly calculation period. In November 2014, we terminated the cross-currency swap and replaced the instrument with an interest rate swap (see below for details), the primary terms of which are unchanged. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the cross-currency swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to de-designation (see Note 15 - Accumulated Other Comprehensive Income) will be amortized to Other, net over the remaining life of the interest rate swap agreement. The amount reclassified from Accumulated other comprehensive income (loss) to Other, net was a loss of $0.9 million for the year ended December 31, 2015.

Summarized financial information for the terminated cross-currency swap is shown below for 2014 and 2013

	Years Ended December 31,
	2014	2013

Non-cash gain/(loss) from change in fair value recorded as a component of comprehensive income (loss)	$-	$2,707
Non-cash gain/(loss) from change in fair value recorded in other, net	358	(2,830)
Gain/(loss) reclassified from comprehensive income (loss) to other, net	(1,205)	(1,712)
Net cash settlement	(3,023)	(1,847)

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement (see Note 9 - Debt). Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 3.390% to 4.765% . Settlement occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred. The fair value of these contracts was $2.1 million and $1.0 million as of December 31, 2015 and 2014, respectively. As of December 31, 2015, the total notional amount of these agreements was $125 million NZD. The agreements have effective dates from March 31, 2014 through June 30, 2019 and termination dates from June 30, 2017 to September 30, 2020.

On April 5, 2011, the Company entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under the Huawei Loan (see Note 9 - Debt). Under this swap agreement, we principally receive a variable amount based on the BKBM rate and pay a fixed amount of 9.61% based on 5.51% plus the 4.10% rate premium stated in the Huawei Loan. The variable interest rate calculation is reset on the first day of each calendar quarter. The fair value of this contract was approximately $0.3 million, $0.5 million, and $0.9 million at December 31, 2015, December 31, 2014, and December 31, 2013, respectively, and is included in Other non-current liabilities. As of December 31, 2015, the total notional amount of this interest rate swap was $18.1 million NZD, or $12.4 million using the exchange rate at that date. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to de-designation (see Note 15 - Accumulated Other Comprehensive Income) will be amortized to Other, net over the remaining life of the interest rate swap agreement.

As of December 31, 2015, the total notional amount of the new interest rate swap which replaced the cross-currency swap terminated in November 2014 was $19.4 million NZD, or $13.3 million using the exchange rate at that date. Under this agreement, we receive a variable amount based on BKBM plus a spread of 4.10% and pay a fixed amount based on a rate of 13.41% . The variable interest rate calculation is reset on the first day of each quarterly calculation period. The fair value of this swap, included in Other non-current liabilities, was approximately $0.7 million and $1.8 million as of December 31, 2015 and 2014, respectively.

29

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Summarized financial information for all of the aforementioned interest rate swaps is shown below

	Years Ended December 31,
	2015	2014	2013

Non-cash gain from change in fair value recorded as a
component of comprehensive income (loss)	$-	$-	$430
Non-cash (loss)/gain from change in fair value recorded in
other, net	(1,752)	(1,348)	140
(Loss)/gain reclassified from comprehensive income (loss) to other, net	(397)	(531)	(313)
Net cash settlement	(1,788)	(880)	(458)

Amounts of $1.8 million and $3.1 million were pledged as collateral for the interest rate swap contracts as of December 31, 2015 and 2014, respectively. The amounts pledged were included in restricted cash within Other assets on our Consolidated Balance Sheets as of December 31, 2015 and 2014.

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

Forward Exchange Contracts:

At December 31, 2015, 2degrees had various short-term forward exchange contracts relating to $15.2 million NZD ($10.0 million) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred. During the year ended December 31, 2015, a foreign exchange loss of $1.2 million was recognized in Other, net. The Company had liabilities, included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.4 million as of December 31, 2015. During the year ended December 31, 2014, a foreign exchange gain of $0.8 million was recognized in Other, net. The Company had assets, included in Prepaid expenses and other current assets on the Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.9 million as of December 31, 2014.

NOTE 11 - MEZZANINE EQUITY

Three Class A Unit holders ("Class A Unit Holders") with a combined unit holding of 73,590 Class A Units have been granted additional rights to cause Trilogy to repurchase their Class A Units as follows

•

These three Class A Unit Holders have the right, prior to the occurrence of an initial public offering ("IPO"), to request that the Company elect, in the Company's sole discretion, to use commercially reasonable best efforts to effect one of the following transactions within 12 months of the Class A Unit Holder's request (i) repurchase the Class A Unit Holder's outstanding units at fair market value; (ii) cause an IPO to occur; or (iii) enter into a binding agreement to sell the Company.

•

If an IPO has not occurred prior to the sale of substantially all of the assets of or more than 50% of the outstanding equity interest in 2degrees, two of these three Class A Unit Holders have the option to require the Company to purchase as many of the Class A Unit Holder's outstanding Company units as equal to (i) the net proceeds received from the sale of 2degrees divided by (ii) the fair market value of the Class A Units.

The Class A unit redemption rights were affected in the Fifth amended and restated LLC agreement among Trilogy International Partners LLC and its members. The Company has recorded these Class A units in the mezzanine section of the accompanying consolidated balance sheets and not members' equity (deficit) because their redemption is not exclusively in the Company's control. The Class A unit rights became redeemable based on the following schedule

30

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Redeemable
Date when redemption right became exercisable	Class A units

July 30, 2014	48,590
December 24, 2015	25,000
Total redeemable units	73,590

The Class A units included within mezzanine equity were recorded at fair value on the date of issuance and have been adjusted to the greater of their carrying amount or redemption value as of December 31, 2015, 2014, and 2013 respectively.

NOTE 12 - MEMBERS' INTEREST (DEFICIT)

Units Authorized, Issued and Outstanding:

The Company is authorized to issue up to 201,146 Class A Units, 141,496 Class B Units, and 15,321 Class C units. The Company has two classes of units Member units and Profit interest units. Member units include Class A and B units which are issued in exchange for capital contributions (hereafter the "Member group"). Profit interest units include Class C units which are issued to employees or independent contractors in exchange for performing services (hereafter the "Profit group"). As of December 31, 2015, 201,146 Class A Units, 141,496 Class B Units and 12,981 Class C units were issued and outstanding. Losses are allocated to Class A and B unit members based on their respective unit percentage. The Class C units are treated as profit interests, meaning they do not participate in losses. Profits are shared across the unit holders based on unit percentage across Class A, B and C units, once losses allocated to Class A and B unit members are recovered.

Conversion

Class B units may be converted to Class A Units on a one to one basis at any time and from time to time at the option of the holder thereof upon written notice of such holder to the Company listing the number of Class B units to be converted. Class A units and Class C Units are not convertible. All unit members are subject to drag along rights which require automatic participation by all unit members in any transaction that is approved by one or more members owning units constituting 50% or greater of the voting rights of the total outstanding Class A and B Units.

Distribution & Liquidation Rights:

The following summarizes the hierarchy of distributions among the debt and equity holders of the Company in the event of liquidation

•	Debt holders receive outstanding balance on debt;

•	Distributions will be made among the equity holders in proportion to the number of Units held by each member, except that

•

No distributions will be made with respect to any Class C Units until the Class A Units and Class B Units have received, on a per-Unit basis, distributions equal to a predetermined "Threshold Amount" that is assigned to each Class C Unit. For Class C Units issued before 2008 ("Original Class C Units"), the Threshold Amount is $1,250 per Unit. For Class C Units issued during or after 2008, the Threshold Amount is $1,073 per Unit;

•

Until distributions among the Class A Units and Class B Units have reached the Threshold Amount for a Class C Unit, amounts that would otherwise be distributable with respect to that Unit will instead be distributed among the Class A Units and Class B Units; and

•	Once distributions among the Class A Units and Class B Units have reached the Threshold Amount of $1,250 per Unit for the Original Class C Units, the Original Class C Units will receive a priority distribution of $250 per Unit from amounts that would otherwise be distributable among the Class A Units and Class B Units.

31

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Voting Rights:

The Class A units have one vote per Class A unit. Class B units have ten votes per Class B unit. The Class C units have no voting rights.

In connection with the Arrangement Agreement, subsequent to September 30, 2016, SG Enterprises II ("SG Enterprise"), an entity owned and controlled by John Stanton and Theresa Gillespie, related parties of Trilogy, subscribed for additional Class A Units of Trilogy for approximately $5 million. The contribution was received by Trilogy on November 10, 2016. A portion of such units acquired by SG Enterprises is subject to forfeiture prior to consummation of the Arrangement under certain circumstances.

NOTE 13 - EQUITY-BASED COMPENSATION AND PAYMENTS

2degrees Option Plans:

2degrees awards service-based share options (the "Options") to employees under various plans (the "2degrees Option Plan") whose vesting is subject to meeting a required service period of up to three years. Approximately 27.0 million non-voting ordinary shares of 2degrees common stock were authorized for issuance related to the 2degrees Option Plan of which 23.4 million options granted and outstanding are classified as equity awards. The remaining 3.6 million options granted and outstanding under the 2degrees Option Plan are liability-classified awards as the Option holders have the right to require 2degrees to repurchase exercised Options for cash equal to the fair value at the date of repurchase. As such, the liability is remeasured each reporting period based on the fair value of the underlying 2degrees shares at each balance sheet date. At December 31, 2015 and 2014, the liability-classified awards of $1.9 million, $2.2 million, respectively, are included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets, due to the current nature of these instruments.

The following table summarizes the range of assumptions used in the Black-Scholes model for options granted in the years ended December 31, 2015 and 2014. There were no options granted in the year ended December 31, 2013.

	2015	2014

Expected term (in years)	3.03 - 4.79	3.15 - 5.00
Risk free interest rate	2.99% - 3.01%	2.99% - 3.01%
Volatility	25%	30%
Dividend yield	0%	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, at maturity with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term. 2degrees has not paid dividends in the past and does not currently have plans to pay dividends.

32

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table provides the outstanding Options as of December 31, 2015, and the changes in the period

			Weighted -
			Average
		Weighted-	Remaining	Aggregate
		Average Exercise	Contractual Term	Intrinsic
	Options	Price per Unit	(in years)	Value

Outstanding at December 31, 2014	23,787,712	$1.18
Granted	5,300,000	1.42
Forfeited	(1,235,000)	1.28
Redeemed	(866,667)	1.00
Outstanding at December 31, 2015	26,986,045	$1.24	4.1	$6,983
Exercisable at December 31, 2015	18,797,712	$1.15	3.2	$6,304

The weighted-average grant date fair value of options granted during years 2015 and 2014 were $1.39 and $1.30, respectively. There were no options granted in 2013. The total intrinsic value of options redeemed during the year ended December 31, 2015 was $0.2 million and there were no options exercised during the year ended 2015. There were no options exercised or redeemed during the years ended December 31, 2014 and 2013.

Certain participants were required to make a partial payment from $0.01 to $0.10 per share (depending on the plan) at the date of grant, which is fully refundable upon forfeiture of the related Options. 2degrees retains the partial payments as a liability until such Options are exercised. This liability of $0.4 million and $0.5 million as of December 31, 2015 and December 31, 2014, respectively, is included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets.

During 2014, the Board of Directors of 2degrees and the holder of 4.3 million liability-classified awards agreed to terms to settle those options for $1.3 million, which approximated the intrinsic value of those awards. This liability is included in Other current liabilities and accrued expenses as of December 31, 2014 and the 4.3 million options were characterized as forfeited options in 2014. Of the $1.3 million, $0.4 million was paid in 2015 and remaining payment is expected to occur in 2016, unless parties agree to extend the terms.

Total equity-based compensation, net of forfeitures, of $1.3 million, $1.9 million and $0.7 million was recognized in General and administrative expenses in the Statement of operations and comprehensive loss for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the Company had total unrecognized compensation costs related to awards of $1.4 million. The Company expects to recognize this cost over a weighted-average period of 1.3 years

NOTE 14 - EARNINGS PER UNIT

Basic and diluted earnings per unit are computed using the two-class method, which is an earnings allocation method that determines earnings per unit for member units and profit interest units. The undistributed earnings are allocated between member units and profit interest units as if all earnings had been distributed during the period. Member units and profit interest units have equal rights to undistributed earnings. Profit interest units do not participate in losses. As such, in the event of an operating loss, the anti-dilutive profit interests are excluded from the participating units.

Basic earnings (loss) per unit is calculated by taking net earnings (loss) attributable to Trilogy International Partners LLC, divided by the basic weighted average units outstanding. The weighted average units outstanding includes redeemable units recorded in mezzanine equity. In the event of a net loss, the profit interest units are subtracted from the weighted average units outstanding.

Diluted earnings (loss) per unit is calculated by taking net earnings (loss) attributable to Trilogy International Partners LLC, divided by the diluted weighted average units outstanding. In the event of a net loss, the profit interest units are subtracted from the weighted average units outstanding. As discussed above, anti-dilutive items are excluded from consideration in the calculation.

33

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Class A and B units are treated as one class as the rights, obligations and income (loss) is allocated based on their respective unit percentage. Class A and B units diverge in the voting rights associated with each. (See Note 12 - Members' Interest (Deficit)).

The following table presents the calculation of basic and diluted net loss per unit attributable to Trilogy International Partners LLC (in thousands, except unit and per unit amounts)

Years ended December 31,	2015	2014	2013
Loss from continuing operations attributable to Trilogy International Partners LLC	$(42,409)	$(34,563)	$(28,703)
Loss attributable to discontinued operations attributable to Trilogy International Partners LLC	(9,738)	(12,491)	(17,310)
Net loss attributable to Trilogy International Partners LLC	$(52,147)	$(47,054)	$(46,013)

Basic
Basic weighted average units outstanding	355,623	355,623	356,866
Less non-participating units	(12,981)	(12,981)	(14,224)
Basic weighted average units outstanding	342,642	342,642	342,642

Diluted
Basic weighted average shares outstanding	342,642	342,642	342,642
Dilutive potential common shares (1)	-	-	-
Diluted weighted average common shares outstanding	342,642	342,642	342,642

Net loss per unit from continuing operations:
Basic	$(123.77)	$(100.87)	$(83.77)
Diluted	$(123.77)	$(100.87)	$(83.77)

Net loss per unit from discontinued operations:
Basic	$(28.42)	$(36.45)	$(50.52)
Diluted	$(28.42)	$(36.45)	$(50.52)

(1) Diluted earnings per unit includes any dilutive impact of profit interest units, stock options, restricted stock units, performance-based restricted stock units and performance awards.

The Class C units are treated as profit interests, since they do not participate in losses. Profits are shared across the unit holders based on unit percentage across Class A, B and C units, once losses allocated to Class A and B unit holders are recovered. The following table includes the weighted average number of C units that may be dilutive in the future, upon the recovery of historical losses allocated to the Class A and B unit holders

Years ended December 31,	2015	2014	2013
(units in actuals)

Class C Units - profit interest units that do not participate in losses	12,981	12,981	14,224

Excluded from calculation of diluted net loss	12,981	12,981	14,224

34

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 15 - ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of accumulated other comprehensive income attributable to Trilogy International Partners LLC is presented below

		Cumulative	Unrealized
		Foreign	Gains and
		Currency	Losses on
		Translation	Derivative
	Total	Adjustment	Instruments

December 31, 2013	$15,993	$19,859	$(3,866)
Other comprehensive (loss) income before reclassifications	(2,572)	(2,572)	-
Amounts reclassified from AOCI	1,736	-	1,736
Net current period Other Comprehensive income/(loss)	(836)	(2,572)	1,736

December 31, 2014	$15,157	$17,287	$(2,130)
Other comprehensive (loss) income before reclassifications	(12,189)	(12,189)	-
Amounts reclassified from AOCI	1,302	-	1,302
Net current period Other Comprehensive income/(loss)	(10,887)	(12,189)	1,302

December 31, 2015	$4,270	$5,098	$(828)

NOTE 16 - NON-CONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

There are non-controlling interests in certain of the Company's consolidated subsidiaries. The non-controlling interests are summarized as follows

	December 31, 2015	December 31, 2014

2degrees	$19,059	$23,484
NuevaTel	48,885	38,574
Salamanca Solutions International LLC	(370)	53
Noncontrolling interests	$67,574	$62,111

In April 2015, the Company contributed capital to 2degrees at a rate higher than its ownership percentage resulting in an increase of the Company ownership in 2degrees. At the same time, pursuant to the terms of the Snap purchase agreement, 2degrees issued shares of common stock to a non-controlling interest. These two transactions resulted in a 1.5% decrease in the Company's ownership interest in 2degrees.

In December 2014, the Company acquired an additional ownership interest in 2degrees from a non-controlling interest, which had an immaterial carrying value, net of foreign currency translation, for approximately $0.3 million. The difference between the amount paid and the carrying value of the non-controlling interest acquired resulted in a decrease of approximately $0.3 million to members' interest of the Company.

In October 2016, the Board of Directors of NuevaTel approved an aggregate dividend of $10 million for distribution to NuevaTel shareholders. In November 2016, NuevaTel paid those dividends, net of withholding taxes, to Trilogy and NuevaTel's non-controlling interest in accordance with their respective ownership interest percentages.

35

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

2Degrees Minority Interest Shareholder Transaction and Share Repurchase:

In July 2016, 2degrees and the Company completed a purchase of all of the equity interests held individually or through related parties by a minority shareholder in 2degrees. The minority shareholder held ordinary shares, convertible notes and vested employee partly paid options, all of which were purchased for cash, in part by 2degrees and in part by the Company. 2degrees funded its redemption of equity interests from the minority shareholder by issuing new shares, which were purchased by the Company. The Company paid a total of $4.5 million for all the equity interests it purchased directly from the minority shareholder, the newly issued shares it acquired from 2degrees and the convertible notes transferred from the minority shareholder. The amount of cash paid to acquire equity interest in 2degrees in excess of the fair value of the related equity interest was $1.0 million which was recorded and expensed in the period incurred. As a result of these transactions, the Company's ownership percentage in 2degrees increased from 62.5% to 62.9% as of September 30, 2016.

Supplemental Cash Flow Disclosure:

In the year ended December 31, 2014, the Company declared and accrued a dividend to be paid to non-controlling interest of $2.8 million in Other current liabilities and accrued expenses in the Consolidated Balance Sheets. The declared dividend was paid and recorded as a financing activity in the Consolidated Statements of Cash Flows for the year ended December 31, 2015.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Leases:

Estimated future minimum lease payments, utilizing current exchange rates at December 31, 2015, over the estimated lease terms are summarized below

Years Ending December 31,

2016	$16,279
2017	15,094
2018	14,490
2019	13,928
2020	13,367
Thereafter	69,213

Total	$142,371

Aggregate rental expense for all operating leases was $16.2 million, $15.4 million and $13.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Commitments:

New Zealand:

Handsets

In August 2013, 2degrees signed a purchase agreement with a handset manufacturer that required 2degrees to purchase a minimum number of handsets per quarter for three years. As of December 31, 2015, 2degrees has satisfied all minimum purchase obligations under this agreement. As part of the purchase agreement, 2degrees has committed to allocate $1.6 million NZD of its advertising budget per contract year (total remaining commitment of $1.1 million based on the exchange rate as of December 31, 2015) to related marketing.

In December 2015, 2degrees committed to an additional purchase of handsets from this handset manufacturer. As of December 31, 2015, the approximate obligation outstanding for these handset purchases was $4.3 million through 2016, based on the exchange rate at December 31, 2015.

36

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In October 2016, 2degrees signed a new purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016) for an estimated total obligation of $329 million NZD ($239.0 million based on the exchange rate at September 30, 2016) which includes required purchases fulfilled in September 2016. As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at September 30, 2016) of its advertising budget per contract year to related marketing. As of September 30, 2016, the approximate obligation outstanding for handset purchases under this new purchase agreement, based on the exchange rate at that date, is set forth in the table below. We have not reduced the commitment amounts in the table below for potential rebates.

Year ending December 31,
2016	$21,501
2017	80,353
2018	78,988
2019	47,428

Total	$228,270

Spectrum Licenses

On November 28, 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time of invoice based on adjustments for the Consumer Price Index and other variables, but will not exceed $9.1 million, based on the exchange rate at December 31, 2015. Payment will be due in 2022.

Huawei

In January 2011, 2degrees signed a supply agreement with Huawei for the purchase and installation of 3G wireless telecommunications equipment and for the provision of associated software and services, including civil works (the "Huawei Supply Agreement"). Under the Huawei Supply Agreement, Huawei was to provide technical support services and spare parts maintenance for the existing Huawei network components ("Tier 1 Support") for a 10-year period commencing February 2011 and spare parts management services for Tier 2 equipment ("Tier 2 Support") for a 5-year period commencing August 2011.

On December 22, 2014, 2degrees submitted a cancellation notice to Huawei effective January 1, 2015 for the above support services obligation. In July 2015, a contract change authorization agreement was signed committing 2degrees to $7.0 million NZD per year for Huawei technical support services and spare parts maintenance from January 1, 2016 through December 31, 2019 (a total remaining commitment of $19.2 million, based on the exchange rate at December 31, 2015). In addition, the agreement commits 2degrees to software upgrades of $0.6 million NZD for services and $1.0 million USD for products per year from January 1, 2016 through December 31, 2019. The agreement also includes a commitment for professional services of $1.5 million NZD for the year ended December 31, 2016, $1.0 million NZD per year from January 1, 2017 to December 31, 2019, and an additional $1.5 million NZD at any time from January 1, 2015 to December 31, 2019 (a total remaining commitment of approximately $9.0 million, based on the exchange rate at December 31, 2015, for these additional software upgrades and professional services).

The aggregate amounts of the aforementioned obligations to Huawei outstanding as of December 31, 2015, based on the exchange rate at that date, are as follows

Years Ending December 31,

2016	$7,308
2017	6,966
2018	6,966
2019	6,966
Total	$28,206

37

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

2degrees also has submitted purchase orders to Huawei in the amount of $2.3 million, based on the exchange rate at December 31, 2015, for other equipment and services, which the Company expects to be fulfilled through 2016.

Other

As of December 31, 2015, 2degrees has remaining purchase commitments of $7.5 million with various vendors to acquire hardware and software related to ongoing network and Information Technology ("IT") projects, as well as for IT support services, IT development, transmission expenses, operational reporting tools, and site maintenance costs through the year 2019 which are not significant individually.

Bolivia:

In December 2011, NuevaTel signed an agreement with America M6vil Peru S.A.C. ("Claro") pursuant to which Claro has agreed to provide NuevaTel international data telecommunications service through its existing and future capacity in Peruvian territory on the border with Bolivia. This purchase commitment expires in 2033. As of December 31, 2015, the minimum purchase commitment with Claro was as follows

Years Ending December 31,

2016	$1,779
2017	914
2018	914
2019	914
2020	914
Thereafter	10,963

Total	$16,398

NuevaTel also has a purchase commitment with Nokia Siemens Networks Oy ("Nokia") for telecommunications equipment related to network expansion as well as a support service agreement. As of December 31, 2015, NuevaTel's remaining purchase commitment with Nokia totaled $13.4 million through 2016.

The Company also has purchase commitments with Sociedad de Telecomunicaciones y Servicios Bolivia LTDA ("STS Bolivia") for telecommunication support and maintenance services. As of December 31, 2015, NuevaTel's remaining commitment with STS Bolivia totaled $4.3 million through 2017.

In addition to the above, NuevaTel has remaining purchase commitments of $14.1 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising through the year 2018 which are not significant individually.

Contingencies:

General:

Trilogy's international subsidiaries are subject to the laws and regulations governing telecommunications services in effect in each of the countries in which they operate. These laws and regulations can have a significant influence on Trilogy's results of operations and are subject to change by the responsible governmental agencies. The financial statements reflect certain assumptions based on laws, regulations and customary practices currently in effect in each of the various countries. Trilogy cannot predict what future laws and regulations might be passed or other event might occur that could have a material effect on its investments or results of operations. Further, certain of the countries in which Trilogy has investments have experienced, or may experience, political and social instability. Trilogy assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary.

In addition to issues specifically discussed elsewhere, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company's financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company's management believes the loss is probable and estimable.

38

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Bolivian Regulatory Matters:

Under Bolivia's telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the government. Although the law specifies, in compliance with the Bolivian constitution, that carriers' vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel's license. The Bolivian regulatory authority, the Autoridad de Fiscalizaci6n y Control de Social de Telecomunicaciones y Transportes ("ATT") issued a proposed replacement contract template to NuevaTel in late March 2016. The NuevaTel staff has submitted comments on the draft to the ATT in fiscal 2016. The ATT also recently renewed licenses held by NuevaTel's competitors and NuevaTel staff has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel in March 2016. However, the Company will not know precisely how the renewal process will affect NuevaTel until NuevaTel's license approaches its scheduled expiration in November 2019.

NuevaTel's network experienced several outages or service degradation events, notably in January 2015, August 2015 (two separate events), October 2015, May 2016, June 2016 and October 2016 (two separate events). NuevaTel has voluntarily compensated the customers affected by these outages and service degradations, except in cases where service interruptions were minimal in scope. The ATT is investigating several outages on the NuevaTel network to determine if they were unforeseeable or if they could have been avoided by NuevaTel. The Company is currently assessing its exposure to possible regulatory sanctions. With respect to one of the August 2015 outages (in the town of San Jose de Chiquitos), the ATT has assessed a fine of $4.5 million against NuevaTel. The administrative proceeding is ongoing, but NuevaTel has asserted that the outage resulted from an unforeseeable software malfunction and that, consequently, it should not be subject to a significant fine. NuevaTel intends to contest the imposition of any such fine vigorously, thus no amount has been accrued in our Consolidated Balance Sheets.

In April 2013, ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. Based on the information available to the Company, as of December 31, 2015, $0.2 million was recorded, as the probable loss amount. Subsequently, based on a communication from the Supreme Court of Bolivia, dated July 13, 2016, ATT is now authorized to collect any fine confirmed by the Ministry of Public Services, the regulator supervising entity, and has begun to collect similar fines from other operators. Thus, NuevaTel has increased its accrual as of September 30, 2016 to an accrual of $2.2 million, representing its estimate of the most likely exposure as of September 30, 2016, but NuevaTel will continue to appeal the assessment of the $2.2 million fine.

In November 2016, ATT published a communication indicating that it may eliminate the 60-90 day expiration periods for unused airtime credits. Specifics of the proposed change, and impacts to the Company, if any, are not knowable at this time. The Company will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on the Company.

NOTE 18 - INCOME TAXES

For financial reporting purposes, (loss) income from continuing operations before income taxes includes the following components

	Years Ended December 31,
	2015	2014	2013

United States	$(47,877)	$(49,029)	$(51,779)
Foreign	22,021	36,170	54,673
(Loss) income from continuing operations before income taxes	$(25,856)	$(12,859)	$2,894

39

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Income tax expense includes income and withholding taxes incurred in New Zealand, Bolivia, and the U.S. as follows

	Years Ended December 31,
	2015	2014	2013
Current
U.S. Federal	$602	$-	$-
Foreign	13,490	18,621	25,626
	14,092	18,621	25,626
Deferred and other
U.S. Federal	-	-	-
Foreign	1,119	3,375	937
	1,119	3,375	937
Total income tax expense	$15,211	$21,996	$26,563

The Company's taxable income or loss is taxed directly to its members in accordance with their respective percentage ownership, therefore, no provision or liability for U.S. federal income taxes, other than U.S. federal withholding taxes, has been included in the financial statements. The Company's subsidiaries, however, file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended as of December 31, 2015 are 28% and 25%, respectively.

The reconciliation between the effective tax rates on income from continuing operations to the U.S. federal statutory rate of zero percent is as follows

	Years Ended December 31,
	2015	2014	2013

Income tax expense (benefit) at federal statutory rate	$-	$-	$-
Income tax expense (benefit) at foreign rate	4,749	8,436	13,120
Change in valuation allowance	5,424	8,220	5,121
Foreign withholding tax incurred	1,071	2,198	5,203
Withholding taxes associated with unrepatriated foreign earnings	3,234	3,724	975
Inflation Adjustment	(726)	(272)	1,587
Nondeductible expenses	714	654	632
Other - net	745	(964)	(74)

Total	$15,211 $	21,996 $	26,563

40

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The components of deferred tax assets and liabilities are as follows

	December 31, 2015	December 31, 2014
Intangible assets	$1,187	$716
Fixed Assets	3,591	2,890
Bad debt allowance	609	1,193
NOL carryforwards	59,918	62,648
Accrued Liabilities	688	1,374
Inventory Valuation	1,077	241
Other	1,610	1,010
Subtotal	$68,680	$70,072
Less valuation allowance	(59,918)	(62,648)
Total net deferred taxassets	$8,762	$7,424

Intangible assets	$(3,763)	$-
Fixed Assets	(793)	(760)
Withholding taxes associated with unrepatriated foreign earnings	(10,840)	(7,607)
Total deferred tax liabilities	(15,396)	(8,367)
Net deferred tax liability	$(6,634)	$(943)

As of December 31, 2015, we have income tax NOL carryforwards related to our international operations in New Zealand of approximately $214.2 million. Such tax losses carry forward indefinitely provided that shareholder continuity requirements are met.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets. A significant piece of objective negative evidence evaluated was the current and historical losses incurred in New Zealand. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2015, a valuation allowance of approximately $59.9 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

We are subject to taxation in Bolivia, New Zealand, and the United States. As of December 31, 2015, the following are the open tax years by jurisdiction

New Zealand	2010 - 2015
Bolivia	2011 - 2015
United States	2012 - 2015

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2015	2014	2013

Income and withholding taxes paid	$23,448	$25,838	$33,978

41

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 19 - SEGMENT INFORMATION

We determine our reportable segments based on how our CEO, the chief operating decision maker ("CODM"), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

Trilogy operates two reportable segments identified by their geographic regions

•

New Zealand - 2degrees offers wireless voice and data communication services through both prepaid and postpaid payment plans with prepaid customers. With the acquisition of Snap in April 2015, 2degrees began to provide fixed broadband communications services to business and residential customers in New Zealand.

•	Bolivia - NuevaTel offers voice and data services, including an array of services delivered via a short message service- based platform, to its mobile customers in Bolivia.

Our CODM evaluates and measures segment performance primarily based on revenues and Adjusted EBITDA. Adjusted EBITDA represents income (loss) from continuing operations before income taxes excluding amounts for (1) interest expense; (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expense); (4) Loss (gain) on disposal and abandonment of assets; and (5) all other non-operating income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Adjusted EBITDA is a key measure for internal reporting and used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational factors that affect net income (loss). The presentation of Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to the Company, the most closely analogous GAAP measure. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Revenue is attributed to regions based on where services are provided. Segment results do not include any intercompany revenue. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash and cash equivalents, net property, plant and equipment, goodwill, and other intangible assets. Assets and capital expenditures not identified by reportable operating segment below are associated with discontinued operations and corporate assets. Corporate assets are primarily comprised of cash and cash equivalents available for general corporate purposes, investments and assets of the corporate headquarters. Expense and income items excluded from segment earnings are managed at the corporate level. The accounting policies of the reportable segments are the same as those described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

No customer accounts for more than 10% of our revenues.

42

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The table below presents financial information for our reportable operating segments and reconciles total segment Adjusted EBITDA to income from continuing operations before income taxes for the years ended December 31, 2015, 2014 and 2013

	For the fiscal year ended December 31,
	2015	2014	2013
Revenues
New Zealand	$393,055	$320,385	$249,927
Bolivia	285,382	296,155	308,814
Unallocated Corporate & Eliminations	823	258	(88)
Total revenues	$679,260	$616,798	$558,653

Adjusted EBITDA
New Zealand	$55,455	$47,062	$35,123
Bolivia	91,657	105,731	112,038
Equity-based compensation	(1,309)	(1,895)	(657)
Acquisition and other nonrecurring costs	(2,029)	-	-
Depreciation, amortization and accretion	(93,084)	(88,429)	(82,507)
Loss on disposal and abandonment of assets	(2,252)	(2,492)	(3,734)
Interest expense	(62,335)	(61,751)	(47,968)
Other expense, net	(4,268)	(2,580)	(1,255)
Unallocated Corporate & Eliminations	(7,691)	(8,505)	(8,146)
Income (loss) from continuing operations before income taxes	$(25,856)	$(12,859)	$2,894

Depreciation, amortization and accretion
New Zealand	$52,433	$51,949	$46,829
Bolivia	40,435	36,050	34,665
Unallocated Corporate & Eliminations	216	430	1,013
Total depreciation, amortization and accretion	$93,084	$88,429	$82,507

Capital expenditures
New Zealand	$57,253	$51,023	$41,351
Bolivia	46,693	43,211	26,944
Unallocated Corporate & Eliminations	2,670	2,248	4,404
Total capital expenditures	$106,616	$96,482	$72,699

Total assets
New Zealand	$398,012	$361,793	$386,660
Bolivia	302,174	269,283	237,560
Unallocated Corporate & Eliminations	68,352	100,068	94,405
Total assets	$768,538	$731,144	$718,625

43

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The table below presents total revenues by product or service type for the years ended December 31, 2015, 2014 and 2013

			Unallocated
			Corporate &
	New Zealand	Bolivia	Eliminations	Total
Year ended December 31, 2015
Wireless service revenues	$229,365	$274,061	$-	$503,426
Wireline service revenues	19,357	-	-	19,357
Equipment sales	138,648	4,191	-	142,839
Non-subscriber ILD and other revenues	5,685	7,130	823	13,638
Total revenues	$393,055	$285,382	$823	$679,260

Year ended December 31, 2014
Wireless service revenues	$243,031	$286,432	$-	$529,463
Wireline service revenues	-	-	-	-
Equipment sales	73,838	3,491	-	77,329
Non-subscriber ILD and other revenues	3,516	6,232	258	10,006
Total revenues	$320,385	$296,155	$258	$616,798

Year ended December 31, 2013
Wireless service revenues	$214,020	$300,859	$7	$514,886
Wireline service revenues	-	-	-	-
Equipment sales	34,317	4,029	-	38,346
Non-subscriber ILD and other revenues	1,590	3,926	(95)	5,421
Total revenues	$249,927	$308,814	$(88)	$558,653

NOTE 20 - RELATED PARTY TRANSACTIONS

Loan to Minority Shareholder of 2degrees:

In November 2010, in order to enable the Maori-owned shareholder of 2degrees (the "Maori Shareholder") to fund capital calls by 2degrees and thus maintain its minority stake in 2degrees, the Company and the Maori Shareholder entered into agreements pursuant to which the Company made loans to the Maori Shareholder. The loans accrued interest at a rate of 10.5% per year and were payable quarterly in arrears. The loans were secured by the shares of 2degrees acquired by the Maori Shareholder with the related loan proceeds together with other 2degrees shares owned by the Maori Shareholder. In August 2013, the Company and the Maori Shareholder entered into an amendment whereby the Borrower was able to elect to pay in lieu of cash all or any portion of the interest due and payable to the Company by transferring 2degrees shares to the Company.

In October 2013, the Maori Shareholder elected to transfer 269,629 2degrees shares to the Company in lieu of cash payment of the interest due and payable to the Company on September 30, 2013. These shares had a carrying value of $0.3 million, net of foreign currency translation. The difference between the carrying value of the shares and the non-controlling interest acquired resulted in a decrease of approximately $0.3 million to members' interest of the Company. Interest income on the loan to the minority shareholder of 2degrees was $1.3 million for the year ended December 31, 2013.

In August 2014, the Maori Shareholder transferred 11,101,917 2degrees shares to the Company in full repayment of the principal and interest due and payable to the Company of $14.1 million. The difference between the carrying value of the shares and the fair value of consideration transferred resulted in a decrease to members' interest of the Company. As a result of this transfer, the Company's ownership interest in 2degrees increased 2.91% . Interest income on the loan to the minority shareholder of 2degrees was $0.7 million for the year ended December 31, 2014.

44

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Agreement between Trilogy and SHC:

On July 31, 2013, the Company entered into an agreement (the "Agreement") with (i) Salamanca Holding Company ("SHC"), a Delaware limited liability company owned by Stewart Sherriff (then Trilogy's Chief Technology Officer and 2degrees' interim Chief Executive Officer and now 2degrees' Chief Executive Officer), Richard A. Dunn Jr. (Trilogy's former Chief Financial Officer and a Trilogy employee through July 31, 2013) and Ian Beckett (a Trilogy contractor through July 31, 2013), and (ii) each of these three individuals. Pursuant to the Agreement, Trilogy transferred to SHC 80% of Trilogy's interest in its wholly owned subsidiary in exchange for 2,140 Class C Units of Trilogy held by the three individuals.

Since 2008, Salamanca Solutions International LLC ("SSI") has licensed billing and customer relations management intellectual property that it owned, known as Omega (the "Omega IP"), and associated software support and development services, to the Company's subsidiaries in Bolivia, the Dominican Republic and Haiti. These companies paid maintenance fees to SSI that covered most of the operating costs of SSI. In 2012, Trilogy sold its Haitian subsidiary (see Note 3 - Discontinued Operations) and the acquirer did not extend the maintenance agreement with SSI. The Company believes that SHC, as new majority owner of SSI, intends to concentrate on locating new sources of revenue from third party customers for the Omega IP and related software services that SSI can provide. Trilogy, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy has the right to appoint one of four members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was to increase net loss by $0.6 million and $1.2 million for the year ended December 31, 2015 and 2014, respectively.

NOTE 21 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 8, 2016, the date the financial statements were originally issued, and has updated such evaluation for disclosure purposes through November 22, 2016, the date the financial statements were reissued.

45

APPENDIX F - TRILOGY INTERIM FINANCIAL STATEMENTS

F-1

TRILOGY INTERNATIONAL PARTNERS LLC

QUARTERLY REPORT FOR THE QUARTER ENDED
SEPTEMBER 30, 2016

TRILOGY INTERNATIONAL PARTNERS LLC
Condensed Consolidated Balance Sheets
(US dollars in thousands, except unit amounts)
(unaudited)

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$45,858	$63,851
Accounts receivable, net	60,620	65,375
Equipment Installment Plan ("EIP") receivables, net	19,066	16,431
Inventory	14,006	23,744
Prepaid expenses and other current assets	26,398	25,839
Total current assets	165,948	195,240
Property and equipment, net	404,645	373,292
License costs and other intangible assets, net	119,438	127,535
Goodwill	9,761	9,195
Long-term equipment installment plan receivables	12,141	12,036
Deferred income taxes	6,261	6,072
Other assets	19,040	18,488
Assets held for sale from discontinued operations	-	26,680
Total assets	$737,234	$768,538

LIABILITIES, MEZZANINE EQUITY AND MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$36,099	$50,125
Construction accounts payable	24,780	23,879
Current portion of debt	10,060	465,768
Customer deposits and unearned revenue	26,441	27,367
Deferred income taxes	8,742	8,943
Other current liabilities and accrued expenses	129,249	151,700
Total current liabilities	235,371	727,782
Long-term debt	597,539	130,425
Deferred income taxes	2,978	3,763
Other non-current liabilities	46,535	42,753
Liabilities held for sale from discontinued operations	-	20,871
Total liabilities	882,423	925,594
Commitments and Contingencies
Mezzanine Equity
Redeemable Class A units	96,956	96,956
Total mezzanine equity	96,956	96,956
Members' deficit
Trilogy International Partners LLC members' deficit
Members' investment (201,146 Class A, 141,496 Class B units issued and outstanding and 15,321 authorized and 12,981 issued and outstanding Class C Units as of September 30, 2016 and December 31, 2015)	270,602	274,393
Accumulated deficit	(592,687)	(600,249)
Accumulated other comprehensive income	10,044	4,270
Total Trilogy International Partners LLC members' deficit	(312,041)	(321,586)
Non-controlling interests	69,896	67,574
Total members' deficit	(242,145)	(254,012)
Total liabilities, mezzanine equity and members' deficit	$737,234	$768,538

On behalf of the Board
/s/ Theresa Gillespie	/s/ Mark Kroloff	/s/ Michael Gray
Theresa Gillespie	Mark Kroloff	Michael Gray
Director	Director	Director

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

2

TRILOGY INTERNATIONAL PARTNERS LLC
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(US dollars in thousands, except unit and per unit amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September30,
	2016	2015	2016	2015
Revenues
Wireless service revenues	$134,465	$121,232	$387,701	$377,400
Wireline service revenues	11,805	6,512	30,557	11,253
Equipment sales	41,194	30,447	119,946	97,970
Non-subscriber international long distance and other revenues	4,000	3,479	12,259	10,069
Total revenues	191,464	161,670	550,463	496,692
Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53,330	48,832	158,866	146,384
Cost of equipment sales	45,337	32,613	134,383	106,368
Sales and marketing	27,525	23,534	78,184	73,783
General and administrative	26,965	22,202	76,161	66,510
Depreciation, amortization and accretion	26,656	24,147	77,791	68,599
(Gain) loss on disposal and abandonment of assets	(40)	592	560	2,091
Total operating expenses	179,773	151,920	525,945	463,735
Operating income	11,691	9,750	24,518	32,957
Other expenses
Interest expense	(18,445)	(14,902)	(50,734)	(46,297)
Debt modification costs	-	-	(3,802)	-
Other, net	(1,964)	(1,145)	(2,966)	(3,401)
Total other expense, net	(20,409)	(16,047)	(57,502)	(49,698)
Loss from continuing operations before income taxes	(8,718)	(6,297)	(32,984)	(16,741)
Income tax expense	(3,022)	(3,461)	(7,576)	(13,132)
Loss from continuing operations	(11,740)	(9,758)	(40,560)	(29,873)
(Loss) gain from discontinued operations, net of tax	(12)	(2,580)	50,303	(6,418)
Net (loss) income	(11,752)	(12,338)	9,743	(36,291)
Less Net income attributable to non-controlling interests	(1,320)	(469)	(2,181)	(1,305)
Net (loss) income attributable to Trilogy International Partners LLC	$(13,072)	$(12,807)	$7,562	$(37,596)
Other comprehensive income (loss)
Net (loss) income	$(11,752)	$(12,338)	$9,743	$(36,291)
Other comprehensive income (loss)
Foreign currency translation adjustments	3,422	(9,866)	8,197	(28,682)
Net gain on derivatives	157	316	591	1,026
Other comprehensive income (loss)	3,579	(9,550)	8,788	(27,656)
Comprehensive (income) loss	(8,173)	(21,888)	18,531	(63,947)
Comprehensive (income) loss attributable to non-controlling interests	(2,544)	3,227	(5,195)	9,038
Comprehensive (loss) income attributable to Trilogy International Partners LLC	$(10,717)	$(18,661)	$13,336	$(54,909)
Basic and diluted net (loss) earnings per unit
Loss from continuing operations attributable to Trilogy International
Partners LLC per unit	$(38)	$(30)	$(125)	$(91)
(Loss) gain from discontinued operations attributable to Trilogy International Partners LLC per unit	(0)	(8)	147	(19)
Net (loss) income attributable to Trilogy International Partners LLC per unit	$(38)	$(38)	$22	$(110)
Weighted Average Units outstanding
Basic and Diluted	342,642	342,642	342,642	342,642
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

3

TRILOGY INTERNATIONAL PARTNERS LLC
Condensed Consolidated Statements of Cash Flows
(US Dollars in thousands)
(unaudited)

	Nine Months Ended September 30,
	2016	2015
Operating activities:
Net income (loss)	$9,743	$(36,291)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities
Provision for doubtful accounts	7,199	3,613
Depreciation, amortization and accretion	77,807	70,726
Equity-based compensation	1,226	1,038
Loss on disposal and abandonment of assets	564	2,117
Non-cash interest expense, net	3,516	4,141
Settlement of cash flow hedges	(1,522)	(866)
Debt modification costs	3,802	-
Non-cash loss from change in fair value of cash flow hedges	2,853	2,948
Unrealized (gain) loss on foreign exchange transactions	(822)	1,691
Deferred income taxes	(1,358)	1,867
Gain on disposal of discontinued operations	(52,792)	-
Changes in operating assets and liabilities
Accounts receivable	(620)	(2,550)
EIP receivables	(544)	(16,117)
Inventory	11,036	(6,324)
Prepaid expenses and other current assets	1,545	778
Other assets	286	(1,658)
Accounts payable	(15,094)	(9,534)
Other current liabilities and accrued expenses	(1,815)	(17,821)
Customer deposits and unearned revenue	(1,861)	(864)
Net cash provided by (used in) operating activities	43,149	(3,106)

Investing activities:
Purchase of property and equipment	(79,871)	(75,043)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	28,723	27,000
Purchase of spectrum licenses and other additions to license costs	(1,115)	(11)
Acquisition of a business, net of cash acquired	-	(7,624)
Changes in restricted cash and other	5,401	(3,917)
Net cash used in investing activities	(46,862)	(59,595)

Financing activities:
Proceeds from debt	547,624	72,328
Payments of debt	(546,298)	(50,993)
Debt issuance and modification costs	(7,577)	(2,262)
Cash dividend to non-controlling interest	(4,271)	(2,847)
Transaction with 2degrees non-controlling interest	(3,567)	-
Deferred equity issuance costs paid	(1,965)	-
Capital contributions from members	-	6,941
Capital contributions from non-controlling interests	-	3,057
Net cash (used in) provided by financing activities	(16,054)	26,224
Net decrease in cash and cash equivalents	(19,767)	(36,477)
Cash and cash equivalents, beginning of period(1)	64,993	100,266
Effect of exchange rate changes	632	(710)
Cash and cash equivalents, end of period(2)	$45,858	$63,079

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 and $1,514 as of January 1, 2016 and 2015, respectively.

 (2)Includes cash and cash equivalents reclassified to assets held for sale of $2,907 as of September 30, 2015.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

4

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners LLC (the "Company", "Trilogy", "we" and "our"). All significant intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2015 is derived from the audited financial statements at that date which should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Additional details on our reportable operating segments are included in Note 14 - Segment Information, of these Condensed Consolidated Financial Statements.

Significant Accounting Policies

Accounting Estimates:

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Estimates have been prepared using the most current and best available information; however, actual results could differ materially from those estimates.

The Company records estimated revenue for rollover services (unused credit carried from month to month for up to 12 billing cycles) that is not expected to be used by its customers. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns. During the third quarter of 2016, as a result of changes in rate plans and offerings and the related impacts on vendor-specific objective evidence as used for values applied to rollover balances (primarily for data services), the Company recorded a $1.7 million increase in Wireless service revenues offset by a reduction to Customer deposits and unearned revenue, as a change in estimate.

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers ("third party retail channels") and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represent $21.1 million and $28.8 million of Accounts receivable, net as of September 30, 2016 and December 31, 2015, respectively. The allowance for doubtful accounts was $5.5 million and $4.6 million as of September 30, 2016 and December 31, 2015, respectively.

Mezzanine Equity:

Three Class A unit holders ("Class A Unit Holders") with a combined unit holding of 73,590 Class A units have been granted additional rights to cause Trilogy to repurchase their Class A units. The Company has recorded these Class A units in the mezzanine section of the accompanying consolidated balance sheets and not members' deficit because their redemption is not exclusively in the Company's control. The Class A units included within mezzanine equity were recorded at fair value on the date of issuance and have been adjusted to the greater of their carrying amount or redemption value as of September 30, 2016 and December 31, 2015, respectively.

5

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

Recently Adopted Accounting Standards:

In April 2015, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") related to the presentation of debt issuance costs. The objective of this ASU is to simplify the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This ASU was effective for financial statements issued for fiscal years beginning after December 15, 2015 for publicly traded companies and interim periods within those fiscal years. The Company adopted this standard in fiscal 2016. As a result of the adoption the Company reclassified unamortized deferred financing costs from Other assets to Long-term debt for all periods presented. The adoption did not have an impact on the Company's consolidated statement of operations or consolidated statement of cash flows. See additional considerations in Note 7 - Debt of these Condensed Consolidated Financial Statements for amounts reclassified for each period presented.

Recently Issued Accounting Standards:

In February 2016, the FASB issued an ASU related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for all organizations. We are currently evaluating and assessing the impact that this ASU will have on our consolidated financial statements.

In May 2014, the FASB issued an ASU related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual reporting periods beginning after December 15, 2017. Early application is not permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. We continue to evaluate our method of adoption and the impact that this ASU will have on our consolidated financial statements.

In November 2015, the FASB issued an ASU related to classification of deferred income taxes. This ASU requires entities to classify Deferred Tax Assets ("DTAs") and Deferred Tax Liabilities ("DTLs") by jurisdiction, as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2016 for public companies, and interim periods within those years. Early adoption is permitted for any interim or annual financial statements that have not been issued. The Company does not believe the implementation of this standard will have a material impact on the Consolidated Financial Statements.

6

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 2 - DISCONTINUED OPERATIONS

Trilogy Dominicana Held for Sale:

In March 2015, the Company committed to a plan to sell its subsidiary in the Dominican Republic. As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in accordance with ASC 205-20, "Discontinued Operations." The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, the Company, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Telefonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, the Company received cash of $27 million from the buyer of which $5 million is recorded as restricted cash within Prepaid expenses and other current assets in the Condensed Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and the Company received the remaining proceeds of $35.0 million and recognized a gain on sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, the reported Trilogy Dominicana net operating loss carryforwards as of December 31, 2015 of $66.5 million which were subject to a full valuation allowance are no longer available to the Company.

Assets and liabilities held for sale related to discontinued operations as of December 31, 2015 were as follows

Assets held for sale	December 31, 2015
Current assets	$9,630
Property and equipment, net	15,048
Other assets	2,002
Total assets	$26,680

Liabilities held for sale
Current liabilities	$17,122
Noncurrent liabilities	3,749
Total liabilities	$20,871

The following table summarizes the results of operations from discontinued operations

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2016	2015	2016	2015
Revenues	$	- $	12,188 $	7,493 $	38,783

Loss from discontinued operations		-	(2,355)	(2,489)	(8,015)
Gain (loss) on sale of discontinued operations		(12)	(225)	52,792	1,597
(Loss) gain from discontinued operations, net of tax		$(12)	$(2,580)	$50,303	$(6,418)

No activity for Trilogy Dominicana was recorded after the sale was completed on March 23, 2016.

7

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table summarizes the cash flows from discontinued operations

	Nine Months Ended
	September 30,
	2016	2015
Net cash provided by (used in) operating activities	$223	$(10,976)
Net cash used in investing activities	(490)	(347)

NOTE 3 - PROPERTY AND EQUIPMENT

	September 30, 2016	December 31, 2015
Land, buildings and improvements	$8,857	$8,500
Wireless communication systems	681,027	607,411
Furniture, equipment, vehicles and software	117,094	104,867
Construction in progress	69,031	48,214
	876,009	768,992
Less accumulated depreciation	(471,364)	(395,700)
Property and equipment, net	$404,645	$373,292

Depreciation expense was $21.6 million and $19.5 million for the three months ended September 30, 2016 and 2015, respectively. Depreciation expense was $63.2 million and $56.9 million for the nine months ended September 30, 2016 and 2015, respectively.

Advances to equipment vendors are included in Other assets and totaled $9.3 million and $6.8 million as of September 30, 2016 and December 31, 2015, respectively.

NOTE 4 - GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill balance

	September 30, 2016	December 31, 2015

Beginning balance	$9,195	$-
Acquisitions and related adjustments	-	10,028
Foreign currency adjustment	566	(833)
Balance at the end of the year	$9,761	$9,195

8

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

The Company's license costs and other intangible assets consisted of the following

		September 30, 2016			December 31, 2015
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net
License costs	10 - 20 years	$190,457	$(80,405)	$110,052	$182,859	$(66,877)	$115,982
Subscriber relationships	7 years	13,587	(4,916)	8,671	12,799	(2,309)	10,490
Other	6 - 14 years	3,652	(2,937)	715	3,566	(2,503)	1,063
Total		$207,696	$(88,258)	$119,438	$199,224	$(71,689)	$127,535

Amortization expense was $4.6 million and $4.4 million for the three months ended September 30, 2016 and 2015, respectively. Amortization expense was $13.4 million and $10.8 million for the nine months ended September 30, 2016 and 2015, respectively.

New Zealand:

On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company ("TIRS"), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the "License"), which expires in 2031, for $44.0 million New Zealand dollars ("NZD") ($32.0 million based on the exchange rate at September 30, 2016).Trilogy International South Pacific LLC ("TISP") is the owner of the equity interests in TIRS and a wholly-owned subsidiary of the Company.

On October 25, 2013, TISP and 2degrees entered into agreements, pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand.

In October 2014, the Company paid, on behalf of TIRS, $10.3 million NZD ($8.2 million based on the exchange rate at the date of payment) of the License purchase price based on the contract terms. TIRS is obligated to make four additional annual installment payments together with accrued interest commencing in December 2016. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. In September 2016, Trilogy's request to defer the December 2016 annual payment until March 2017 was granted by the government of New Zealand.

NOTE 5 - EQUIPMENT INSTALLMENT PLAN RECEIVABLES

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP.

The following table summarizes the EIP receivables

	September 30, 2016	December 31, 2015
EIP receivables, gross	$34,456	$31,393
Unamortized imputed interest	(2,215)	(1,984)
EIP receivables, net of unamortized imputed interest	32,241	29,409
c-llowance for doubtful accounts	(1,034)	(942)
EIP receivables, net	$31,207	$28,467

Classified on balance sheet as:	September 30, 2016	December 31, 2015
Equipment installment plan receivables, net	$19,066	$16,431
Long-term equipment installment plan receivables	12,141	12,036
EIP receivables, net	$31,207	$28,467

9

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

The Company categorizes unbilled EIP receivables as prime or subprime based on customer credit profiles. The Company uses a proprietary scoring system that measures the credit quality of its EIP receivables using several factors, such as credit bureau information, customer credit risk scores and service plan characteristics. Prime customer receivables are those with lower delinquency and eligible for sale to a third party. Subprime customers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category were as follows

	September 30, 2016	December 31, 2015
Prime	$27,428	$25,767
Subprime	7,028	5,626
Total EIP receivables, gross	$34,456	$31,393

The following table shows changes in the aggregate carrying amount of the unbilled EIP receivables

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Beginning balance of EIP receivables, net	$28,150	$16,664	$28,467	$7,832
Additions	22,574	14,101	57,870	42,914
Billings and payments	(8,147)	(3,975)	(20,988)	(10,412)
Sales of EIP receivables	(11,834)	(5,141)	(35,517)	(14,893)
Foreign currency translation	546	(1,708)	1,698	(4,470)
Change in allowance for doubtful accounts and imputed interest	(82)	(309)	(323)	(1,339)
Total EIP receivables, net	$31,207	$19,632	$31,207	$19,632

Sales of EIP Receivables:

The following table summarizes the impact of the sales of the EIP receivables

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
EIP receivables derecognized	$11,834	$5,141	$35,517	$14,893
Cash proceeds (gross of initial legal and bank set-up fees)	(10,310)	(4,478)	(30,886)	(12,902)
Reversal of deferred imputed interest	(796)	(356)	(2,572)	(1,087)
Reversal of allowance for doubtful accounts	(355)	(154)	(1,066)	(447)
Pre-tax loss on sales of EIP receivables	$373	$153	$993	$457

Initial legal and bank set-up fees	$-	$-	$-	$1,175

NOTE 6 - FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows

10

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)

•	Level1 - Quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
•	Level 3 - Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis for each period presented, all of which represent Level 2 fair value measurements

(unaudited)

	September 30, 2016	December 31, 2015
Liabilities:
Interest rate swaps	$4,112	$3,112
Forward exchange contracts	383	399
Total liabilities	4,495	3,511

Cash flow hedges, including the interest rate swaps, are measured using quotes obtained from a financial institution for similar financial instruments. The fair value of forward exchange contracts is based on the differential between the contract price and foreign currency exchange rate as of the balance sheet date.

There were no transfers between levels within the fair value hierarchy during the nine months ended September 30, 2016.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature.

The estimated fair value of the Company's debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of September 30, 2016 and December 31, 2015 were as follows

	September 30, 2016	December 31, 2015
Carrying amount, excluding unamortized discount and deferred financing costs	$618,401	$602,089
Fair value	612,488	589,783

11

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 7 - DEBT

The Company's long-term and other debt as of September 30, 2016 and December 31, 2015

	September 30, 2016	December 31, 2015
Trilogy Notes	$450,000	$450,000
New Zealand Senior Facilities Agreement	140,559	134,321
Bolivian Syndicated Loan	23,784	13,351
Other	4,058	4,417
	618,401	602,089
Less Unamortized discount	(4,271)	(669)
Less Deferred financing costs	(6,531)	(5,227)
Total debt	607,599	596,193
Less Current portion of debt	(10,060)	(465,768)
Total long-term debt	$597,539	$130,425

Trilogy Notes:

On April 26, 2016, the Company entered into a purchase agreement with Deutsche Bank Securities Inc. (the "Initial Purchaser") pursuant to which the Company agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes, in an offering (the "Offering") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The sale of the senior secured notes (the "Trilogy 2019 Notes") was funded on May 6, 2016.

The proceeds of $445.5 million, net of discount of $4.5 million were used to fund the Company's April 22, 2016 offer to purchase any and all of the previously outstanding Trilogy Senior Secured Notes that were expected to mature in August 2016 (the "Trilogy 2016 Notes" and the "Tender Offer") and to discharge any Trilogy 2016 Notes that remained outstanding following the Tender Offer. On May 6, 2016, the Company accepted and paid $444.1 million principal amount for tendered Trilogy 2016 Notes pursuant to the Tender Offer at a price of $1,008.50 per $1,000 principal amount, plus accrued interest (the "Early Tender Premium"). The Early Tender Premium of $3.8 million was recorded as a deferred financing cost of the Trilogy Notes in the second quarter of 2016 and is included in Long-term debt in the Condensed Consolidated Balance Sheet. The Early Tender Premium and the unamortized balance of the deferred financing costs associated with the Trilogy Notes are amortized using the effective interest method over the term of the Trilogy Notes.

The Tender Offer expired on May 19, 2016, with no additional Trilogy 2016 Notes tendered. On May 6, 2016, the Company issued a notice of redemption at par plus accrued interest with respect to the $5.9 million of Trilogy 2016 Notes which remained outstanding and on June 5, 2016, paid $6.1 million to the indenture trustee to redeem such outstanding Trilogy 2016 Notes, plus accrued interest.

The refinancing of the Trilogy 2016 Notes was accounted for as a modification in accordance with the applicable accounting guidance. Total fees paid to third parties in connection with the modification were $3.8 million which were expensed in the period incurred. The Trilogy 2019 Notes mature May 15, 2019 and bear interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2016.

The Company has the option of redeeming the Trilogy 2019 Notes, in whole but not in part, upon not less than 30-days and not more than 60 days notice as follows

•	Prior to November 15, 2016, at 100% plus a "make whole" premium
•	On or after November 15, 2016 but prior to May 15, 2017, at 106.688%
•	On or after May 15, 2017, at 100%

12

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

On or after May 15, 2017, the Company may redeem up to 35% of the original outstanding principal amount at 100% with the proceeds of a public equity offering. Upon election of any early redemption option, the Company is required to pay accrued and unpaid interest on the Trilogy 2019 Notes being redeemed.

In connection with the transaction with Alignvest Acquisition Corporation, an Ontario, Canada special purpose acquisition corporation ("Alignvest"), described below in the liquidity section, the Company and the holders of the Trilogy Notes agreed to amend the indenture for the Trilogy Notes, among other things, (i) to permit the Company to consummate the Arrangement Agreement and the transactions to be entered into in connection therewith without such Arrangement Agreement and related transactions constituting a "Change of Control" under the indenture, and (ii) to permit Alignvest, on the one hand, and the Company and its Subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement Agreement. The Company and the Trustee under the indenture have executed a First Supplemental Indenture setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by the Company, the Trustee and the guarantors thereunder, and shall become operative, from such date of execution, upon the confirmation to the Trustee that the Arrangement Agreement has been consummated and that Alignvest and/or certain other affiliates of the Company have invested in the aggregate a minimum of $125 million in the Company since November 1, 2016 or in connection with the consummation of the Arrangement Agreement, unless prior to the consummation of the Arrangement Agreement the Company shall have delivered to the Trustee notice informing the Trustee that it does not desire that the First Supplemental Indenture become operative. The First Supplemental Indenture also contains a covenant requiring the Company to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of the Company since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Trilogy Notes or to pay interest thereon, and requiring the Company to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Trilogy Notes or (ii) pay interest on the Trilogy Notes that is scheduled to be paid between the closing date of the Alignvest transaction and July 31, 2017.

The Trilogy Notes are secured by a first priority lien on the equity interests of certain of the Company's direct wholly owned domestic subsidiaries. Certain categories of intercompany and third party indebtedness owed to the Company or its subsidiaries must also be pledged to secure the Trilogy Notes; however, there are no such forms of indebtedness subject to the pledge requirement as of September 30, 2016. The indenture governing the Trilogy Notes contains various covenants that restrict, among other things incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations.

Equity Holder Financial Commitment:

During the second quarter of fiscal 2016, the Company received a financial commitment from certain of the equity investors in the Company to provide the Company with up to $25 million of funding if and as needed to make scheduled payments of interest on the Trilogy Notes that will occur over the next twelve months. The financial commitment expires upon the earlier of May 31, 2017 or the occurrence of certain liquidity events.

Bolivian Syndicated Loan:

In April 2016, NuevaTel entered into a $25 million debt facility with the same consortium of Bolivian banks as under the agreement governing NuevaTel's previous Bolivian Syndicated Loan. The net proceeds were used to fully repay the then outstanding balance of the previous Bolivian Syndicated Loan and the remaining proceeds will be used for capital expenditures in 2016. The new loan is required to be repaid in predetermined quarterly installments beginning in 2016 and ending in 2021, with 10% of the principal amount to be repaid during each of the first two years of the new loan agreement and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia, which is the rate established by the Central Bank in Bolivia. As of September 30, 2016, Tasa de Referencia was 1.95% . Interest is payable on a quarterly basis. The new loan agreement contains financial covenants substantially similar to those in the agreement governing the previous Bolivian Syndicated Loan. The new loan is secured by substantially all of NuevaTel's assets.

Covenants:

As of September 30, 2016, the Company and its subsidiaries were in compliance with all debt covenants.

13

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

Liquidity:

As of September 30, 2016, the Company had approximately $45.9 million in cash and cash equivalents. For the nine months ended September 30, 2016, the net income attributable to Trilogy was $7.6 million and cash flow provided by operating activities was $43.1 million. The Company had negative working capital of $69.4 million as of September 30, 2016. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management's evaluation of the Company's ability to continue as a going concern.

On November 1, 2016, the Company and Alignvest Acquisition Corporation, an Ontario, Canada special purpose acquisition corporation ("Alignvest"), whose Class A restricted voting shares and warrants are listed on the Toronto Stock Exchange, announced that they had entered into an arrangement agreement (the "Arrangement Agreement") to effect a business combination transaction. The transaction is subject to Alignvest' shareholder and regulatory approval and thus there is no certainty that the transaction will be completed. Upon completion of this proposed transaction, the Company anticipates having additional cash resources that will enable the Company to refinance or reduce the outstanding Trilogy 2019 Notes, to provide funding for investment in network assets and to provide liquidity sufficient to meet ongoing obligations.

The Company's New Zealand and Bolivia subsidiaries continued to invest heavily in their wireless networks during the most recent quarter and the Company expects these high levels of network investment to continue. This network investment impacts the ability of the Company's subsidiaries to distribute dividends which are used to satisfy the Company's obligations, including the semi-annual interest payments on the Company's outstanding Trilogy Notes. In the absence of the Alignvest transaction, the Company's intention to continue significant network investment, along with funding the interest payable under the Trilogy Notes and other forecasted commitments relative to its available assets, raises substantial doubt about the Company's ability to continue as a going concern and to meet its obligations within one year from the date on which these Condensed Consolidated Financial Statements were issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

With respect to meeting long-term liquidity requirements, we continue to evaluate our operations and strategy as part of our ongoing management of the business, including the amount and timing of additional liquidity resources, if any, to satisfy our long-term needs. We may pursue a number of alternatives for securing incremental capital or otherwise optimizing our capital structure in the future, including but not limited to, an equity financing and/or accessing the debt capital markets to add incremental indebtedness as permitted. Additionally, we may pursue alternatives to generate additional liquidity resources including strategic disposal of certain long-lived or other assets or curtailment of capital expenditures. If we are unable to raise sufficient additional capital to meet our long-term capital needs, this could result in material changes to our operations and strategy for our two operating markets, including but not limited to, material changes in the extent and timing of our network deployment and capital investments, the number of our employees, the pace of customer growth and the introduction of new features or services, opportunistic divestitures, changes to our capital structure, or any combination of the foregoing, all of which would limit our ability to grow our businesses and compete in the markets in which we operate.

NOTE 8- DERIVATIVE FINANCIAL INSTRUMENTS

2degrees enters into various interest rate swap agreements to fix its future interest payments under its $200 million NZD bank facility (the "New Zealand Senior Facilities Agreement"). Under these agreements, 2degrees principally receives a variable amount based on the New Zealand Bank Bill Reference Rate (the "BKBM") and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $3.8 million and $2.1 million at September 30, 2016 and December 31, 2015, respectively. As of September 30, 2016, the total notional amount of these agreements was $145 million NZD or $105.4 million (using the exchange rate as of September 30, 2016). These agreements have effective dates from March 31, 2014 through June 30, 2019 and termination dates from June 30, 2017 to June 30, 2021.

14

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

The Company also has other derivative financial instruments which are individually immaterial and are included in the table below. As of September 30, 2016, the total notional amount of these other derivative financial instruments was $18.7 million NZD or $13.6 million using the exchange rate at that date.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Non-cash gain/(loss) from change in fair value recorded in other expenses, net	$(477)	$(709)	$(2,262)	$(1,923)
Gain/(loss) reclassified from comprehensive income (loss) to other expenses, net	$(157)	$(316)	$(591)	$(1,026)

Net settlement	$(528)	$(35)	$(1,522)	$(866)

Amounts of $1.1 million and $1.8 million were pledged as collateral for the interest rate swap contracts as of September 30, 2016 and December 31, 2015, respectively. This restricted cash is included in Prepaid expenses and other current assets in our Condensed Consolidated Balance Sheet as of September 30, 2015 and Other assets on our Condensed Consolidated Balance Sheets as of December 31, 2015.

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

Forward Exchange Contracts:

At September 30, 2016, 2degrees had various short-term forward exchange contracts to sell $20.7 million NZD and buy $14.6 million to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred. The foreign exchange losses recognized in Other expense, net during the three and nine months ended September 30, 2016 were not material. A foreign exchange loss of $0.3 million and $0.7 million was recognized in Other expense, net during the three and nine months ended September 30, 2015, respectively. The Company had liabilities, included in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.4 million and $0.4 million as of September 30, 2016 and December 31, 2015, respectively.

NOTE 9 - EARNINGS PER UNIT

Basic and diluted earnings per unit are computed using the two-class method, which is an earnings allocation method that determines earnings per unit for member units and profit interest units. The undistributed earnings are allocated between member units and profit interest units as if all earnings had been distributed during the period. Member units and profit interest units have equal rights to undistributed earnings. Profit interest units do not participate in losses. As such, in the event of an operating loss, the anti-dilutive profit interests are excluded from the participating units.

Basic earnings per unit is calculated by taking net earnings (loss), less earnings or loss attributable to discontinued operations or non-controlling interest, divided by the basic weighted average units outstanding. The weighted average units outstanding includes redeemable units recorded in mezzanine equity. In the event of a net loss, the profit interest units are subtracted from the weighted average units outstanding.

Diluted earnings per unit is calculated by taking net earnings (loss), less earnings or loss attributable to discontinued operations or non-controlling interest, divided by the diluted weighted average units outstanding. In the event of a net loss, the profit interest units are subtracted from the weighted average units outstanding. As discussed above, anti-dilutive items are excluded from consideration in the calculation.

15

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

Class A and B units are treated as one class as the rights, obligations and income (loss) is allocated based on their respective unit percentage. Class A and B units diverge in the voting rights associated with each.

The following table presents the calculation of basic and diluted net loss per unit attributable to Trilogy International Partners LLC

	Three Months Ended		Nine Months Ended
(In 000s - except unit and per unit amounts)	September30,		September30,
	2016	2015	2016	2015
Loss from continuing operations attributable to Trilogy International Partners LLC	$(13,060)	$(10,227)	$(42,741)	$(31,178)
(Loss) gain from discontinued operations attributable to Trilogy International Partners LLC	(12)	(2,580)	50,303	(6,418)
Net (loss) income attributable to Trilogy International Partners LLC	$(13,072)	$(12,807)	$7,562	$(37,596)
Basic
Basic weighted average units outstanding	355,623	355,623	355,623	355,623
Less weighted average Class C - profit interest units	(12,981)	(12,981)	(12,981)	(12,981)
Basic weighted average units outstanding	342,642	342,642	342,642	342,642
Diluted
Basic weighted average units outstanding	342,642	342,642	342,642	342,642
Dilutive potential units (1)	-	-	-	-
Diluted weighted average units outstanding	342,642	342,642	342,642	342,642

Net (loss) earnings per unit from continuing operations:
Basic	$(38.12)	$(29.85)	$(124.74)	$(90.99)
Diluted	$(38.12)	$(29.85)	$(124.74)	$(90.99)
Net (loss) earnings per unit from discontinued operations:
Basic	$(0.04)	$(7.53)	$146.81	$(18.73)
Diluted	$(0.04)	$(7.53)	$146.81	$(18.73)

{l) Diluted earnings per unit includes any dilutive impact of profit interest units.

The Class C units are treated as profit interests, since they do not participate in losses. Profits are shared across the unit holders based on unit percentage across Class A, B and C units, once losses allocated to Class A and B unit holders are recovered. The following table includes the weighted average number of C units that may be dilutive in the future, upon the recovery of historical losses allocated to the Class A and B unit holders

	Three Months Ended		Nine Months Ended
	September30,		September30,
(units in actuals)	2016	2015	2016	2015
Class C Units - profit interest units that do not participate in losses	12,981	12,981	12,981	12,981
Excluded from calculation of diluted net earnings (loss)	12,981	12,981	12,981	12,981

NOTE 10- EQUITY-BASED COMPENSATION

2degrees Option Plans:

During the third quarter ended September 30, 2016, 2degrees granted a total of 5.65 million service-based share options to employees under a plan whose vesting is subject to meeting a required service period of up to three years. Equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

16

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

Total equity based compensation expense, net of forfeitures, of $0.8 million and $0.2 million was recognized General and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended September 30, 2016 and September 30, 2015, respectively; and $1.2 million and $1.0 million for the nine months ended September 30, 2016 and September 30, 2015, respectively.

The assumptions presented in the table below represent the weighted-average value of the applicable assumption to value the 2degree options at their grant date for options granted during the periods presented

	September 30, 2016	September 30, 2015
Expected volatility	25%	30%
Expected term	2.82 - 4.32 years	3.1 - 5.0 years
Risk free interest rate	3.01%	2.99 - 3.00%
Expected dividend yield	0%	0%

NOTE 11 - ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of accumulated other comprehensive income attributable to Trilogy International Partners LLC is presented below

	September 30, 2016	December 31, 2015
Cumulative foreign currency translation adjustment	$10,281	$5,098
Unrealized loss on derivative instruments	(237)	(828)
Total accumulated other comprehensive income	$10,044	$4,270

NOTE 12 - NON-CONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

There are non-controlling interests in certain of the Company's consolidated subsidiaries. The non-controlling interests are summarized as follows

	September 30, 2016	December 31, 2015
2degrees	$21,698	$19,059
NuevaTel	48,488	48,885
Salamanca Solutions International LLC	(290)	(370)
Non-controlling interests	$69,896	$67,574

2Degrees Minority Interest Shareholder Transaction and Share Repurchase:

In July 2016, 2degrees and the Company completed a purchase of all of the equity interests held individually or through related parties by a minority shareholder in 2degrees. The minority shareholder held ordinary shares, convertible notes and vested employee partly paid options, all of which were purchased for cash, in part by 2degrees and in part by the Company. 2degrees funded its redemption of equity interests from the minority shareholder by issuing new shares, which were purchased by the Company. The Company paid a total of $4.5 million for all the equity interests it purchased directly from the minority shareholder, the newly issued shares it acquired from 2degrees and the convertible notes transferred from the minority shareholder. The amount of cash paid to acquire equity interest in 2degrees in excess of the fair value of the related equity interest was $1.0 million which was recorded within General and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). As a result of these transactions, the Company's ownership percentage in 2degrees increased from 62.5% to 62.9% as of September 30, 2016.

17

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Company's Consolidated Financial Statements and related notes for the year ended December 31, 2015. The disclosures below relate to purchase commitments with significant events occurring during the nine months ended September 30, 2016.

New Zealand:

Handsets

In September 2016, 2degrees committed to an additional purchase of handsets from a handset manufacturer. As of September 30, 2016, the approximate obligation outstanding for these handset purchases was $3.7 million through 2016, based on the exchange rate at September 30, 2016.

In October 2016, 2degrees signed a new purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016) for an estimated total obligation of $329 million NZD ($239.0 million based on the exchange rate at September 30, 2016) which includes required purchases fulfilled in September 2016. As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at September 30, 2016) of its advertising budget per contract year to related marketing. As of September 30, 2016, the approximate obligation outstanding for handset purchases under this new purchase agreement, based on the exchange rate at that date, is set forth in the table below. We have not reduced the commitment amounts in the table below for potential rebates.

Year ending December 31,
2016	$21,501
2017	80,353
2018	78,988
2019	47,428

Total	$228,270

Huawei

As of September 30, 2016, 2degrees had an outstanding commitment with Huawei for technical support and spare parts maintenance, software upgrades, products, and professional services through the year 2019 in the amount of $23.8 million. 2degrees also has submitted purchase orders to Huawei in the amount of $7.1 million, based on the exchange rate at September 30, 2016, for other equipment and services, which the Company expects to be fulfilled during 2016.

Tech Mahindra

2degrees has purchase commitments with Tech Mahindra for ongoing Information Technology projects related to the development of a new business support system. As of September 30, 2016, 2degrees' remaining purchase commitment totaled $5.5 million through 2016.

Bolivia:

NuevaTel has purchase commitments with Nokia Siemens Networks Oy ("Nokia") for telecommunications equipment related to network expansion as well as a support service agreement. As of September 30, 2016, NuevaTel's remaining purchase commitment with Nokia totaled $2.6 million through 2016.

In addition to the above, NuevaTel has remaining purchase commitments of $41.3 million as of September 30, 2016 with various vendors to acquire telecommunications equipment, support services, inventory, and advertising through 2033, which did not have significant changes individually from December 31, 2015.

18

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

Contingencies:

General:

Trilogy's international subsidiaries are subject to the laws and regulations governing telecommunications services in effect in each of the countries in which they operate. These laws and regulations can have a significant influence on Trilogy's results of operations and are subject to change by the responsible governmental agencies. The financial statements as presented reflect certain assumptions based on laws, regulations and customary practices currently in effect in each of the various countries. Trilogy cannot predict what future laws and regulations might be passed or other event might occur that could have a material effect on its investments or results of operations. Further, certain of the countries in which Trilogy has investments have experienced, or may experience, political and social instability. Trilogy assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary.

In addition to issues specifically discussed elsewhere, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company's financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company's management believes the loss is probable and estimable.

Bolivian Regulatory Matters:

Under Bolivia's telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the government. Although the law specifies, in compliance with the Bolivian constitution, that carriers' vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel's license. The Bolivian regulatory authority, the Autoridad de Regulaci6n y Fiscalizaci6n de Telecomunicaciones y Transportes ("ATT") issued a proposed replacement contract template to NuevaTel in late March 2016. The NuevaTel staff has submitted comments on the draft to the ATT. The ATT also recently renewed licenses held by NuevaTel's competitors and NuevaTel staff has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel in March 2016. However, the Company will not know precisely how the renewal process will affect NuevaTel until NuevaTel's license approaches its scheduled expiration in November 2019.

NuevaTel's network experienced several outages or service degradation events, notably in January 2015, August 2015 (two separate events), October 2015, May 2016, June 2016 and October 2016 (two separate events). NuevaTel has voluntarily compensated the customers affected by these outages and service degradations, except in cases where service interruptions were minimal in scope. The ATT is investigating several outages on the NuevaTel network to determine if they were unforeseeable or if they could have been avoided by NuevaTel. The Company is currently assessing its exposure to possible regulatory sanctions. With respect to one of the August 2015 outages (in the town of San Jose de Chiquitos), the ATT has assessed a fine of $4.5 million against NuevaTel. The administrative proceeding is ongoing, but NuevaTel has asserted that the outage resulted from an unforeseeable software malfunction and that, consequently, it should not be subject to a significant fine. NuevaTel intends to contest the imposition of any such fine vigorously, thus no amount has been accrued in our Condensed Consolidated Balance Sheets.

In April 2013, ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities and towns in 2010. Based on a communication from the Supreme Court of Bolivia dated July 13, 2016, ATT is now authorized to collect any fine confirmed by the Ministry of Public Services, the regulator supervising entity, and has begun to collect similar fines from other operators. Thus, NuevaTel has an accrual of $2.2 million representing its estimate of the most likely exposure as of September 30, 2016, but NuevaTel will continue to appeal the assessment of the $2.2 million fine.

In November 2016, ATT published a communication indicating that it may eliminate the 60-90 day expiration periods for unused airtime credits. Specifics of the proposed change, and impacts to the Company, if any, are not knowable at this time. The Company will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on the Company.

19

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 14 - SEGMENT INFORMATION

We determine our reportable segments based on how our CEO, the chief operating decision maker ("CODM"), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

The table below presents financial information for our reportable operating segments and reconciles total segment adjusted EBITDA to income (loss) from continuing operations before income taxes

	For the Three Months		For the Nine Months ended
	ended September30,		September 30,
	2016	2015	2016	2015
Revenues
New Zealand	$123,264	$91,789	$344,904	$283,116
Bolivia	68,095	69,608	205,103	212,951
Unallocated Corporate & Eliminations	105	273	456	625
Total revenues	$191,464	$161,670	$550,463	$496,692

Adjusted EBITDA
New Zealand	21,721	14,266	54,678	41,611
Bolivia	20,765	22,062	57,879	70,761

Equity-based compensation	(756)	(222)	(1,226)	(1,038)
Acquisition and other nonrecurring costs	(2,132)	(66)	(2,132)	(2,029)
Depreciation, amortization and accretion	(26,656)	(24,147)	(77,791)	(68,599)
Loss on disposal and abandonment of assets	40	(592)	(560)	(2,091)
Interest expense	(18,445)	(14,902)	(50,734)	(46,297)
Debt Modification	-	-	(3,802)	-
Other expense, net	(1,964)	(1,145)	(2,966)	(3,401)
Unallocated Corporate & Eliminations	(1,291)	(1,551)	(6,330)	(5,658)
Loss from continuing operations before income taxes	$(8,718)	$(6,297)	$(32,984)	$(16,741)

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events as of November 22, 2016, which represents the date of issuance of these Condensed Consolidated Financial Statements.

On November 1, 2016, the Company and Alignvest announced that they had entered into the Arrangement Agreement to effect a business combination transaction. See Note 7 - Debt for further details. The transaction is subject to Alignvest shareholder and regulatory approval and is scheduled to close in the first quarter of 2017. Pursuant to the Arrangement Agreement, Alignvest has agreed to invest its cash at closing for up to a 52% equity interest (excluding Trilogy International New Zealand LLC ("TINZ") units held by individual Trilogy owners) along with a 100% voting interest in Trilogy (the percentage of the equity interest depending on the amount of cash Alignvest actually invests in Trilogy) by acquiring Trilogy Units. Existing Trilogy members will be parties to an amended and restated Trilogy limited liability company agreement to be entered into and effective upon effectiveness of the Arrangement, and in exchange for their existing Trilogy Units will be issued new Class C Units in Trilogy that can be redeemed in exchange for Alignvest common shares (or cash based on the then trading price, at Trilogy's option), subject to lock up terms of up to 24 months. The new Class C Units will be entitled to exercise voting rights through a special voting share under the terms of the voting trust agreement on an as-redeemed proportional basis. A condition to the effectiveness of the Arrangement is that Alignvest then have available a minimum cash amount of $135 million before expenses.

In connection with the Arrangement Agreement, subsequent to September 30, 2016, SG Enterprises II ("SG Enterprise"), an entity owned and controlled by John Stanton and Theresa Gillespie, related parties of Trilogy, subscribed for additional Class A Units of Trilogy for approximately $5 million. The contribution was received by Trilogy on November 10, 2016. A portion of such units acquired by SG Enterprises is subject to forfeiture prior to consummation of the Arrangement under certain circumstances.

20

TRILOGY INTERNATIONAL PARTNERS LLC
Notes to the Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(unaudited)

In October 2016, the Board of Directors of NuevaTel approved an aggregate dividend of $10 million for distribution to NuevaTel shareholders. In November 2016, NuevaTel paid those dividends, net of withholding taxes, to Trilogy and NuevaTel's non-controlling interest in accordance with their respective ownership interest percentages.

In November 2016, the agreement between TISP and 2degrees, entered in October 2013, was amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. A prepayment was made by 2degrees in the amount of $7.4 million on November 9, 2016 under the amended agreement.

21

APPENDIX G - TIP INC. PRO FORMA FINANCIAL STATEMENTS

G-1

Trilogy International Partners Inc.

Pro Forma Condensed Consolidated Financial Statements

(Unaudited)

As of and for the nine-months ended September 30, 2016 and for the year-ended December 31, 2015

Trilogy International Partners Inc.
Pro Forma Condensed Consolidated Balance Sheet
(US dollars in thousands, except unit/share data)
September 30, 2016
(unaudited)

		Alignvest
	Trilogy	US GAAP As of
	International	Oct 31, 2016		Pro Forma		Pro Forma
	Partners LLC	(note 2)		Adjustments	Notes	TIP Inc.

ASSETS
Current assets:
Cash and cash equivalents	$45,858	$1,010		$259,916	4(a), 4(c)	$306,784
Accounts receivable net	60,620					60,620
Equipment installment plan ("EIP") receivables, net	19,066					19,066
Inventory	14,006					14,006
Prepaid expenses and other current assets	26,398	82		(4,322)	4(b)	22,158
Total current assets	165,948	1,092		255,594		422,634

Restricted cash and investments held in escrow		198,662		(198,662)	4(a)
Property and equipment, net	404,645					404,645
License costs and other intangible assets, net	119,438					119,438
Goodwill	9,761					9,761
Long term equipment installment plan receivables, net	12,141					12,141
Def erred income tax asset	6,261					6,261
Other assets	19,040					19,040
Total assets	$737,234	$199,754		$56,932		$993,920

LIABILITIES, MEZZANINE EQUITY, MEMBERS' / STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$36,099	$193	$			$36,292
Construction accounts payable	24,780					24,780
Current portion of debt	10,060					10,060
Customer deposits and unearned revenue	26,441					26,441
Def erred income taxes	8,742					8,742
Other current liabilities and accrued expenses	129,249			7,157	4(a), 4(b)	136,406
Due to related party		101				101
Total current liabilities	235,371	294		7,157		242,822

Long term debt	597,539					597,539
Def erred income taxes	2,978					2,978
Def erred underw riters' commission		6,904		(6,904)	4(a)
Other non current liabilities	46,535					46,535
Total liabilities	882,423	7,198		253		889,874

Commitments and contingencies

Mezzanine Equity
Trilogy Redeemable Class A Units	96,956			(96,956)	4(d)
Class A Restricted Voting shares subject to redemption, 25,875,000 shares (at redemption value of CDN$10.00 per share)		197,263		(197,263)	4(a)
Total mezzanine equity	96,956	197,263		(294,219)

Members' Deficit / Stockholders' Equity
					4(a) , 4(b),4(c),
Stockholders' (deficit) equity		(4,707)		108,753	4(d), 4(e)	104,046
Members' deficit	(242,145)			242,145	4(e)
Total members' deficit / stockholders' equity	(242,145)	(4,707)		350,898		104,046
Total liabilities, mezzanine equity, members' deficit and stockholders' equity	$737,234	$199,754		$56,932		$993,920

See accompanying notes to unaudited Pro Forma condensed consolidated financial statements

Trilogy International Partners Inc.
Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income
(US dollars in thousands, except unit/share data)
Nine-months ended September 30, 2016
(unaudited)

		Alignvest US
		GAAP From
	Trilogy	Feb 1, 2016 to
	International	Oct 31, 2016		Pro Forma		Pro Forma
	Partners LLC	(note 2)		Adjustments	Notes	TIP Inc.

Total revenues	$550,463	$698		$(698)	4(f)	$550,463
Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion show n separately	158,866					158,866
Cost of equipment sales	134,383					134,383
Sales, marketing, general and administrative	154,345	590				154,935
Depreciation, amortization and accretion	77,791					77,791
Loss on impairment and disposal of assets	560					560
Net unrealized gain on changes in the fair value of financial liabilities
Total operating expenses	525,945	590				526,535
Operating income	24,518	108		(698)		23,928

Other expense
Interest expense & debt modification costs	(54,536)					(54,536)
Other expense, net	(2,966)	-		698	4(f)	(2,268)
Total other expense net	(57,502)			698		(56,804)
Loss from continuing operations bef ore income taxes	(32,984)	108				(32,876)
Income tax expense	(7,576)	(72)				(7,648)
Loss from continuing operations	(40,560)	36				(40,524)

Discontinued operations:
Gain from discontinued operations, net of tax	50,303					50,303
Net Income	9,743	36				9,779
Less: net income attributable to non controlling interest	(2,181)			(3,615)	4(g)	(5,796)
Net income attributable to Trilogy International Partners Inc.	$7,562	$36		$(3,615)		$3,983
Other comprehensive income
Net income	$9,743	$36	$			$9,779
Other comprehensive income	8,788					8,788
Comprehensive income	18,531	36				18,567
Comprehensive income attributable to non controlling interests	(5,195)			(5,679)	4(g)	(10,874)
Comprehensive income attributable to Trilogy International Partners Inc.	$13,336	$36		$(5,679)		$7,693

Basic and diluted net (loss) earnings per unit/share:
Earnings (loss) from continuing operations per unit/share	$(125)	$0.01				$(0.93)
Earnings (loss) from discontinued operations per unit/share	147					1.01
Earnings (loss) per unit/share	$22	$0.01				$0.08

Weighted average number of common shares outstanding
Basic and fully diluted (note 5)	342,642	5,956,384				49,969,081

See accompanying notes to unaudited Pro Forma condensed consolidated financial statements

Trilogy International Partners Inc.
Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Loss
(US dollars in thousands, except unit/share data)
Year ended December 31, 2015
(unaudited)

		Alignvest
		US GAAP From
		inception to
	Trilogy	May 11, 2015 to
	International	January 31, 2016		Pro Forma		Pro Forma
	Partners LLC	(note 2)		Adjustments	Notes	TIP Inc.

Total revenues	$679,260	$714		$(714)	4(f)	$679,260
Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	197,340					197,340
Cost of equipment sales	154,552					154,552
Sales, marketing, general and administrative	191,285	494				191,779
Depreciation, amortization and accretion	93,084					93,084
Loss on impairment and disposal of assets	2,252					2,252
Net unrealized gain on changes in the fair value of financial liabilities
Transaction costs
Total operating expenses	638,513	494				639,007
Operating income (loss)	40,747	220		(714)		40,253

Other expense
Interest expense	(62,335)					(62,335)
Other expense, net	(4,268)	-		714	4(f)	(3,554)
Total other expense net	(66,603)			714		(65,889)
Loss from continuing operations bef ore income taxes	(25,856)	220				(25,636)
Income tax expense	(15,211)					(15,211)
Loss from continuing operations	(41,067)	220				(40,847)
Loss from discontinued operations, net of tax	(9,738)					(9,738)
Net loss	(50,805)	220				(50,585)
Less: net (income) loss attributable to non controlling interest	(1,342)			21,470	4(g)	20,128
Net loss attributable to Trilogy International Partners Inc.	$(52,147)	$220		$21,470		$(30,457)
Other comprehensive income (loss)
loss	$(50,805)	$220	$			$(50,585)
Other comprehensive (loss)	(17,544)					(17,544)
Comprehensive Loss	(68,349)	220				(68,129)
Comprehensive loss attributable to non controlling interests	5,315			25,209	4(g)	30,524
Comprehensive loss attributable to Trilogy International Partners Inc.	$(63,034)	$220		$25,209		$(37,605)

Basic and diluted net (loss) earnings per unit/share:
Earnings (loss) from continuing operations per unit/share	$(124)	$0.04				$(0.41)
Earnings (loss) from discontinued operations per unit/share	(28)					(0.19)
Earnings (loss) per unit/share	$(152)	$0.04				$(0.61)

Weighted average number of common shares outstanding
Basic and fully diluted (note 5)	342,642	5,118,151				49,969,081

See accompanying notes to unaudited Pro Forma condensed consolidated financial statements

Notes to Pro Forma Condensed Consolidated Financial Statements
(US dollars in thousands unless otherwise noted)
(Narrative and tabular amounts are unaudited)

1.	Description of the Proposed Transaction

Trilogy International Partners LLC ("Trilogy"), a Washington limited liability company, was formed on November 21, 2005. Trilogy, along with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. Additionally, Trilogy provides fixed broadband communications to business and residential customers in New Zealand.

Alignvest Acquisition Corporation ("Alignvest") is a special purpose acquisition corporation incorporated on May 11, 2015 under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest ("Qualifying Acquisition").

On November 1, 2016, Alignvest and Trilogy announced that they had entered into a definitive arrangement agreement (as amended, the "Arrangement Agreement") to effect an investment which is intended to constitute Alignvest's qualifying acquisition, by way of court approved plan of arrangement (the "Arrangement"). Upon consummation of the Arrangement, Alignvest will be the surviving legal entity, but a majority of its board upon consummation will be selected by certain funding members of Trilogy. Alignvest is expected to change its name to Trilogy International Partners Inc. ("TIP Inc."). The Arrangement will be accounted for as a reverse business combination with Alignvest as the legal acquirer and Trilogy as the accounting acquirer.

The Arrangement is structured such that upon consummation, Alignvest will have an approximately 55% economic interest in Trilogy, assuming no redemption of the Alignvest Class A Restricted Voting Shares, with the current owners of Trilogy maintaining an approximately 45% (includes Trilogy International New Zealand LLC ("TINZ") units held by individual Trilogy owners) or greater economic interest and having the right, subject to lock up terms of up to 24 months, to elect to have their remaining Trilogy units redeemed for an equivalent number of common shares of TIP Inc. or cash, based on the then trading price of TIP Inc. common shares, the form of consideration to be determined by Trilogy. Subsequent to consummation, the value of the Trilogy units held by the legacy Trilogy investors will be reflected as a non-controlling interest on TIP Inc.'s financial statements until they are redeemed for common shares of TIP Inc. or cash. In order to effectuate the transaction, the companies will take the following steps:

Immediately prior to the consummation of the Arrangement, Trilogy will amend its current LLC agreement and complete a recapitalization of its current equity structure. The current outstanding 201,146 Class A Units, 141,496 Class B Units and 12,981 Class C profit interests, along with an additional subscription of approximately $5,000 by SG Enterprises II, an entity controlled by John Stanton and Theresa Gillespie, for additional Class A Units (subject to adjustment) made on November 10, 2016 will be recapitalized into three classes of units as follows:

•	Class A Units that will have voting rights but no economic rights
•	Class B Units that will have economic rights but no voting rights
•	Class C Units (of various series) that will have economic rights and may be redeemed for common shares of TIP Inc. or cash

Upon closing of the Arrangement, all new Class A Units and Class B Units of Trilogy will be issued to Alignvest or a subsidiary in exchange for substantially all of the net monetary assets of Alignvest. All new Class C units will be issued to the legacy Trilogy investors. Under the amended LLC agreement, the new Class C units will include a redemption right that, subject to lock up terms of up to 24 months, allows the holder to elect to have its units redeemed for an equivalent number of common shares of TIP Inc. or cash, based on the then trading price of TIP Inc. common shares, the form of consideration to be determined by Trilogy. The new Class C units will be entitled to exercise voting rights in TIP Inc. through a Special Voting Share under the terms of the Voting Trust Agreement on an as-redeemed proportional basis.

At the closing of the Arrangement, the existing non-redeemed Alignvest Class A Restricted Voting Shares and Class B Shares and Units to Founders will be recapitalized on a 1 for 1 basis into a single class of common shares of TIP Inc. Additionally, the existing Alignvest warrants will, subsequent to the completion of the Arrangement, remain in place and become exercisable for common shares of TIP Inc. Holders of the Alignvest Class A Restricted Voting Shares will have a right to redeem all or a portion of the Alignvest Class A Restricted Voting Shares for return of invested cash, less certain deductions, in lieu of receiving common shares of TIP Inc., in accordance with their terms.

In addition, prior to closing and based on the September 30, 2016 balances, Trilogy will convert approximately $13,535 of principal and accrued interest of an outstanding convertible loan due from 2degrees into 10,657,595 new shares of 2degrees based on the stated per share conversion price of $1.27 for this loan, and SG Enterprises will subscribe for additional Trilogy Class A units for approximately $1,400 and Trilogy will use these proceeds to purchase shares of 2degrees from a 2degrees minority shareholder. The preceding amounts and related pro forma information, including share amounts in the following footnotes, exclude any impact of certain pre-emptive rights that may be exercised by Tesbrit B.V., a 2degrees minority shareholder (For an understanding of the pre-emptive rights, see "Description of the Business of TIP Inc. - New Zealand {2degrees) - 2degrees Shareholders Agreement" and "Corporate Structure - TIP Inc. - 2degees Pre-Emptive Rights", included in the prospectus).

In conjunction with the announcement of the Arrangement, Alignvest secured additional cash investment commitments of approximately $63,000 (including $21,200 from Alignvest's sponsor) to buy new common shares of TIP Inc. at the price of CDN$10.00. These subscriptions are intended to be used to absorb redemptions of the Alignvest Class A Restricted Voting Shares (or purchase Class A Restricted Voting Shares that would otherwise be redeemed) or to provide additional cash to TIP Inc. to the extent redemptions do not exceed the proceeds.

For a detailed understanding of the total basic and diluted shares outstanding of TIP Inc., see Note 5 - Pro Forma Income (Loss) per Share to these Unaudited Condensed Consolidated Pro Forma Financial Statements.

2.	Basis of Presentation

The unaudited Pro Forma condensed consolidated balance sheet as of September 30, 2016, the Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the nine-months ended September 30, 2016 and the year ended December 31, 2015 and the notes thereto (collectively, the "Pro Forma Financial Information") of TIP Inc. were prepared in connection with the related proposed Arrangement as discussed above. The Arrangement will be accounted for as a reverse business combination with Alignvest as the legal acquirer and Trilogy as the accounting acquirer. The Pro Forma Financial Information was prepared for illustrative purposes only, in compliance with National Instrument 44-101F1.

The Pro Forma Financial Information is derived from and should be read in conjunction with the following(1):

•	the unaudited condensed consolidated financial statements of Trilogy as of and for the nine-months ended September 30, 2016;
•	the audited consolidated financial statements of Trilogy as of and for the year ended December 31, 2015;
•	the audited U.S. GAAP financial statements of Alignvest as of and for the year ended April 30, 2016, included elsewhere in the prospectus;
•	the unaudited IFRS financial statements of Alignvest for the nine-months ended January 31, 2016; and
•	the unaudited U.S. GAAP financial statements of Alignvest for the six-months ended October 31, 2016, included elsewhere in the prospectus.

(1) Trilogy's historical financial statements and Alignvest's U.S. GAAP financial statements referenced above are included elsewhere in the prospectus.

The unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine-months ended September 30, 2016 and for the year ended December 31, 2015, gives pro forma effect to the related proposed Arrangement as if it had occurred on January 1, 2015. The unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2016 assumes that the related Arrangement was completed on September 30, 2016. As the fiscal periods of Trilogy and Alignvest are non-coterminous, the Alignvest results have been aligned to Trilogy's reporting periods. For the unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income for the nine-months ended September 30, 2016, the Alignvest financial information is derived by subtracting the financial data from Alignvest unaudited statement of operations and comprehensive income (loss) for the period from inception to January 31, 2016 from the sum of the financial data from the Alignvest audited statement of operations and comprehensive income for the period from inception to the year-ended April 30, 2016 and the unaudited statement of operations of comprehensive income for the six-months ended October 31, 2016. For the unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive loss for the year ended December 31, 2015, the Alignvest financial information is based on the unaudited statement of operations and comprehensive income for the period from inception to January 31, 2016. For the unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2016, the Alignvest's historical financial information is based on the unaudited balance sheet as of October 31, 2016.

The Pro Forma Financial Information is for illustrative and information purposes only and may not be indicative of the operating results or financial condition that actually would have been achieved if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. The historical consolidated financial statements have been adjusted in the Pro Forma Financial Information to give effect to Pro Forma events that are (1) directly attributable to the related proposed Arrangement, (2) factually supportable and (3) with respect to the statement of operations and comprehensive income (loss), expected to have a material continuing impact on the results of TIP Inc.

The accounting policies used in the preparation of the Pro Forma Financial Information are consistent with those described in the audited consolidated financial statements of Trilogy as of and for the year ended December 31, 2015 and the unaudited condensed consolidated financial statements of Trilogy as of and for the nine-months ended September 30, 2016. Trilogy's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

For purposes of preparing the pro forma financial information, as applicable, adjustments have been made to convert the historical financial statements of Alignvest, prepared in accordance with International Financial Reporting Standards ("IFRS") and in Canadian dollars, to U.S. GAAP and U.S. dollars and to conform Alignvest's accounting policies used to those of Trilogy (see Note 3).

The Pro Forma adjustments contained in these unaudited pro forma condensed consolidated financial statements reflect estimates and assumptions by the management of Trilogy, who will become the management of TIP Inc., based on currently available information. Trilogy's management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the proposed Arrangement contemplated and that the Pro Forma adjustments give appropriate effect to those assumptions and are properly applied in the Pro Forma Financial Information.

Actual amounts recorded upon consummation of the proposed Arrangement will differ from such Pro Forma Financial Information. Since the Pro Forma Financial Information was developed retroactively to show the effect of the proposed Arrangement that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very

3.	Reconciliation of Alignvest's Historical Financial Statements from U.S. GAAP to IFRS:

Alignvest's audited financial statements as of and for the year ended April 30, 2016 and the unaudited financial statements for the six-months ended October 31, 2016, have been prepared in accordance with U.S. GAAP, in Canadian dollars, are included elsewhere in the prospectus. The historical unaudited financial statements of Alignvest for the nine-months ended January 31, 2016 have been prepared in accordance with IFRS, in Canadian dollars. The Pro Forma Financial Information was adjusted to conform to, in all material respects, the recognition, measurement and presentation consistent with those described in Trilogy's audited consolidated financial statements as of and for the year ended December 31, 2015.

Alignvest's historical financial information in Canadian dollars has been translated to U.S. dollars using the average and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada, as follows:

Currency Translation - CAD/USD rate used

Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income for the nine-months ended September 30, 2016	Average noon rate during period of 1.3218

Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2015	Average noon rate during period of 1.2787

Pro Forma Condensed Consolidated Balance sheet as of September 30, 2016	Noon rate at end of period of 1.3117

4.	Pro Forma Condensed Consolidated Balance Sheet Adjustments and Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Loss Adjustments

The Pro Forma adjustments contained in these unaudited Pro Forma condensed consolidated financial statements reflect estimates and assumptions by management of Trilogy based on currently available information.

[a]

This adjustment relates to the closing of the Arrangement. This adjustment has been presented assuming no redemption of Alignvest's Class A Restricted Voting Shares, prior to the closing of the Arrangement. The adjustment includes the following elements: [i] the investment in Canadian Government securities of $198,662 (CAD $260,585) is released from escrow and converted into cash or cash equivalents, [ii] a portion of the funds released from escrow are used to pay accrued underwriters commission of $6,904; [iii] the recapitalization of outstanding Class B common shares of Alignvest for common shares of TIP Inc. on a 1 for 1 basis; [iv] an increase in other current liabilities and accrued expenses for Alignvest's estimated acquisition-related transaction costs to complete the Arrangement of $5,990; [v] the mezzanine equity for Alignvest's non-redeemed Class A Restricted Voting Shares is settled with the issuance of similar number of common shares of TIP Inc. in accordance with the terms of the Arrangement, and [vi] an increase in cash of $63,000 for the additional committed subscriptions to acquire Class B shares of Alignvest and/or common shares of TIP Inc. at CDN$10.00 or $7.81 per share.

The number of Alignvest Class A Restricted Voting Shares that will be redeemed will occur at the time of completion of the Arrangement cannot be known until shortly before the time that the Arrangement is effected. The redemption of no Alignvest Class A Restricted Voting Shares used in the pro forma financial statements is an assumption for illustrative purposes.

From a sensitivity perspective, if this adjustment had been presented assuming a redemption of approximately 50% of Alignvest Class A Restricted Voting Shares, then the investment in Canadian Government securities of $198,662 would have been released from escrow with $99,331 converted into cash or cash equivalents and $99,331 used to settle the redemption of 50% Alignvest Class A Restricted Voting Shares. If this adjustment had been presented assuming a redemption of 25% of the Alignvest Class A Restricted Voting Shares, or the midpoint of the range between no redemptions and the foregoing, then the investment in Canadian Government securities of $198,662 would have been released from escrow with $148,997 converted into cash or cash equivalents and $49,665 used to settle the assumed redemption of Alignvest Class A Restricted Voting Shares. The Arrangement is conditioned on Alignvest having available immediately prior to the Effective Time, a minimum cash amount of at least $135,000 (excluding or prior to expenses, expense reserves and a dividend reserve, if applicable). The minimum cash amount includes: cash in the escrow account and cash received from additional investment commitments but after applicable redemptions of Alignvest Class A Restricted Voting Shares.

[b]

The adjustment to increase other current liabilities and accrued expenses to accrue for Trilogy's estimated transaction costs of $1,167 expected to be incurred to complete the proposed Arrangement. Additionally, the adjustment reclassifies Trilogy's capitalized transaction costs of $4,322 as of September 30, 2016 from prepaid expenses and other current assets to stockholder's equity. The transaction costs were recorded as an offset to equity in accordance with the applicable accounting guidance related to an equity transaction and, therefore, were not reflected in the Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income (Loss).

[c]

The adjustment to increase cash and cash equivalents for the additional $5,000 investment made by SG Enterprises II, LLC, an entity controlled by John Stanton and Theresa Gillespie for additional Class A Units of Trilogy (the "SG Enterprises Equity Investment"). The investment was made subsequent to September 30, 2016, on November 10, 2016.

[d]

Pursuant to the amendment of the Trilogy LLC agreement and recapitalization, the historical Trilogy redeemable Class A Units are exchanged into new Class C Units which include an redemption right. The new Class C Units in Trilogy will be classified as a non-controlling interest within stockholder's equity of TIP Inc.

[e]	The adjustment to reclassify Trilogy's historical members' deficit to stockholders' equity upon the completion of the recapitalization and Arrangement.

[f]	The adjustment to reclassify Alignvest's historical interest income from revenue to other expense, net to be consistent with Trilogy's historical U.S. GAAP financial statement presentation.

[g]

The adjustment reclassifies a portion of net income (loss) and comprehensive income (loss) attributable to TIP Inc. to non-controlling interest to reflect the impact of the changes to the minority interest in 2degrees and the 44% (excludes TINZ units held individual Trilogy owners) economic interest held in TIP Inc. by the legacy Trilogy investors. For the period ended September 30, 2016, the total net income and comprehensive income reclassified was $3,615 and $5,679, respectively. For the period ended December 31, 2015, the total net loss and comprehensive loss reclassified was ($21,470) and ($25,209), respectively.

5.	Pro Forma Income (Loss) per Share

For purposes of the Pro Forma Financial Information, the Pro Forma earnings per share figures have been calculated using the Pro Forma weighted average number of shares which would have been outstanding for the nine-months ended September 30, 2016 and the year ended December 31, 2015, respectively, assuming the completion of the Arrangement on January 1, 2015.

The pro forma financial statements of TIP Inc. reflect issued and outstanding common shares of 49,969,081. The pro forma shares outstanding gives effect to the historical Alignvest non-redeemed Class A Restricted Voting Shares and Class B founder shares and units converting on a 1 for 1 basis into a single class of common shares outstanding of TIP Inc., the additional subscription of common shares of TIP Inc. at CDN$10 (at an assumed exchange rate of US$0.781 = C$1) per share in consideration of the payment of approximately $63,000 in additional investment commitments at closing of the Arrangement, the conversion of TINZ units held by certain individual shareholders into common shares of TIP Inc. and the effect of certain 2degree minority shareholders converting 37,728,278 of their 2degrees shares into 7,440,379 common shares of TIP Inc., as follows;

Pro Forma
(Assuming No
Basic and Diluted Shares Outstanding	Redemptions)

Alignvest Class A Restricted Shares(1)	25,875,000
Alignvest Class B Founders Shares and Units(2)	7,631,719
Additional Subscriptions	8,084,200
Participation by 2degrees minority shareholders	7,440,379
TINZ Units	937,783
Total pro forma shares outstanding	49,969,081

Note: (1) The total Alignvest Class A Restricted Voting Shares outstanding assumes no redemptions. From a sensitivity perspective, if 50% of the Class A Restricted Voting Shares are redeemed prior to the closing of the Arrangement, then the estimated number of Alignvest Class A Restricted Voting Shares converted into common shares of TIP Inc. would decrease by 12,937,500 to 12,937,500 (representing a 47% interest in Trilogy, excluding the TINZ units held by individual Trilogy owners). If 25% of the Class A Restricted Voting Shares are redeemed prior to the closing of the Arrangement, then the estimated number of Alignvest Class A Restricted Voting Shares converted into common shares of TIP Inc. would decrease by 6,468,750 to 19,406,250 (representing a 52% interest in Trilogy, excluding the TINZ units held by individual Trilogy owners).

(2) Inclusive of the 1.7 million founders' Class B shares subject to forfeiture if the stock trading price does not achieve CDN$13.00 within 5 years after the closing of a Qualifying Acquisition. References to Units herein do not include any Alignvest Warrants.

Given the pro forma financial information of TIP Inc. reflects a loss from continuing operations for each pro forma period presented, the following potential common shares were considered to be antidilutive and excluded from calculating diluted EPS:

a.	13,402,688 Alignvest common stock purchase warrants, exercisable at CDN$11.50 per share. If they were included in calculating diluted EPS, they would be calculated utilizing the treasury-stock method.

b.

New Class C units issued to the legacy Trilogy investors which include redemption rights for common shares of TIP Inc., or cash, at the option of Trilogy. After the expiration of the contractual lock up periods, the new Class C units can be redeemed for approximately 39 million common shares of TIP Inc. or cash, based on the then trading price of TIP Inc. common shares, the form of consideration to be determined by Trilogy. If they were included in calculating diluted EPS, they would be calculated utilizing the if-converted method.

APPENDIX H - CHARTER OF THE AUDIT COMMITTEE OF TIP INC.

CHARTER OF THE AUDIT COMMITTEE
OF TRILOGY INTERNATIONAL PARTNERS INC.

Section 1 .	PURPOSE

The audit committee (the "Audit Committee") is a committee of the board of directors (the "Board") of Trilogy International Partners Inc. (the "Corporation"). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by

(a)	recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation's external auditor;

(d)

satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis ("MD&A") and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2	LIMITATIONS ON AUDIT COMMITTEE'S DUTIES

In contributing to the Audit Committee's discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 - Audit Committees ("52-110") of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member must be "financially literate" within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the "Chair") is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation's securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours' notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation's articles from time to time.

Section 4	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee's role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation's annual information form the Audit Committee's composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)

Review and recommend to the Board for approval the Corporation's annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation's press releases that contain financial information.

(10)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)

Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors' audit plan.

(12)

Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation's financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor's independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)

Review the scope, plan and results of the external auditor's audit and reviews, including the auditor's engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)

Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)

Review with management and the external auditor the Corporation's accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor's preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)

The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation's senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5	AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation's securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

APPENDIX I - BOARD MANDATE OF TIP INC.

TRILOGY INTERNATIONAL PARTNERS INC.

BOARD MANDATE

1.	Purpose

The Board of Directors (the "Board") has the duty to supervise the management of the business and affairs of Trilogy International Partners Inc. (the "Company"). The Board, directly and through its committees and the chair of the Board (the "Chair"), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (British Columbia), applicable Canadian securities laws, applicable stock exchange rules (including the rules of the Toronto Stock Exchange) and the articles of the Company, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company's principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Compensation and Corporate Governance Committee.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as "Lead Director" and who will assume responsibility for enhancing the effectiveness and independence of the Board.

3.	Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board shall adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company's strategic planning process and the Company's annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company's annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management's implementation of the Company's strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company's business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)	General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company's approach to human resource management and executive compensation.

(b)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a)	General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company's approach to corporate governance.

(b)	Director Independence

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

(c)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Compensation and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Compensation and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(a)	General

The Board has adopted a Disclosure and Insider Trading Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company's overall Disclosure and Insider Trading Policy, including measures for receiving feedback from the Company's stakeholders, and management's compliance with such policy. The Board shall, if advisable, approve material changes to the Company's Disclosure and Insider Trading Policy.

(b)	Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Company's shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Company shall maintain a website that is regularly updated and provides investors with relevant information on the Company and an opportunity to communicate with the Company.

4.	Committees of the Board

The Board has established the following committees the Compensation and Corporate Governance Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each committee mandate shall be reviewed by the Compensation and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee's mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting.

5.	Meetings

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company's constating documents.

Secretary and Minutes

The Company's Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. The Lead Director, if applicable, is primarily responsible for the agenda and for supervising the conduct of the meeting.

Directors' Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

In discharging the forgoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Company and to the relevant books, records and systems of the Company as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6.	Director development and evaluation

Each new director shall participate in the Company's initial orientation program and each director shall participate in the Company's continuing director development programs. The Compensation and Corporate Governance Committee shall review with each new member (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company. At least annually, the Board with the assistance of the Compensation and Corporate Governance Committee, shall review the Company's initial orientation program and continuing director development programs.

7.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company's Articles and By-laws, it is not intended to establish any legally binding obligations.

CERTIFICATE OF ALIGNVEST ACQUISITION CORPORATION AND PROMOTER

December 20, 2016

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by securities legislation of each of the provinces and territories of Canada.

By	(SIGNED) "REZA SATCHU"	BY	(SIGNED) "SANJIl SHAH"
	REZA SATCHU		SANJIL SHAH
	PRESIDENTAND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER AND DIRECTOR

ON BEHALF OF THE BOARD OF DIRECTORS

By	(SIGNED) "TIMOTHY HODGSON"	By	(SIGNED) "VINCE HEMMER"
	TIMOTHY HODGSON		VINCE HEMMER
	DIRECTOR		DIRECTOR

ALIGNVEST MANAGEMENT CORPORATION, AS PROMOTER

By	(SIGNED) "REZA SATCHU"
REZA SATCHU
MANAGING PARTNER

(SIGNED) "SANJIl SHAH"
By	SANJIL SHAH
CHIEF FINANCIAL OFFICER AND PARTNER

J-1

APPENDIX “G” – DSU PLAN RESOLUTION

BE IT RESOLVED THAT:

1.

The adoption by Trilogy International Partners Inc. (“TIP Inc.”) of the Deferred Share Unit Plan (the “DSU Plan”), substantially in the form set out in Appendix “H” to the Management Information Circular of TIP Inc. dated December 22, 2016 (the “Circular”), the grant of deferred share units (“DSUs”) thereunder, and the reservation of an aggregate of up to 1.25% of the Equity Interests (as defined in the Circular) issued and outstanding from time to time is approved and ratified.

2.	TIP Inc. shall have the ability to continue granting DSUs under the DSU Plan until January 24, 2020, the date that is three (3) years from the date when shareholder approval is being sought.

3.	Any officer of TIP Inc. be and is hereby authorized, for and on behalf of TIP Inc., to:

a.	approve and make any amendments to the DSU Plan, as required by the TSX; and

b.

execute or cause to be executed and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such officer of TIP Inc. as may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity or desirability to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

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APPENDIX “H” – DSU PLAN

H-1

TRILOGY INTERNATIONAL PARTNERS INC.

DEFERRED SHARE UNIT PLAN

ARTICLE 1
PREAMBLE AND INTERPRETATION

1.1	Purpose

The purpose of this Plan is to provide independent Directors of the Company with the opportunity to acquire DSUs of the Company in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company’s shareholders.

1.2	Definitions

For purposes of this Plan:

(a)	“Affiliate” means any Person that is controlled by the Company;

(b)	“Associate” has the meaning ascribed to it in the Securities Act (British Columbia);

(c)	“Award Date” means any date on which a grant of DSUs is made to a Participant;

(d)

“Award Market Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the arithmetic average of the closing trading price of the Shares on the Stock Exchange for the five (5) trading days on which a board lot was traded immediately preceding the Award Date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Award Market Value shall be the Award Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(e)	“Awarded DSUs” is defined in Section 4.10(a) of this Plan;

(f)	“Blackout Restriction” is defined in Section 4.11 of this Plan;

(g)	“Board” means the board of directors of the Company as may be constituted from time to time;

(h)	“Business Day” means any day other than a Saturday or Sunday on which the TSX is open for trading;

(i)	“Cash Payment” is defined in Section 4.5(b) of this Plan;

(j)	“Cause” the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall include, but not be limited to:

(i)

willful misconduct of the Participant with regard to the Company, or any of its Affiliates, which constitutes a material breach of any of his or her obligations set forth in any written or unwritten agreement governing the terms of the Participant’s service as the same may then be in effect and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Company or any of its Affiliates;

(iii)

the Participant’s material breach of his or her fiduciary duties as a Director of the Company, or any of its Affiliates, or willful misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company, or any of its Affiliates, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant; or

(iv)	the Participant’s conviction of an indictable offence or an analogous provision under the laws of a local jurisdiction;

(k)	“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)

the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(ii)

an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, more than 50% of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination; or

(iii)

the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than an Affiliate of the Company or other than in the ordinary course of business of the Company;

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(l)

“Committee” means the Compensation and Corporate Governance Committee of the Board or such other committee of the Board as may be appointed by the Board to administer this Plan, provided, however, that if no Compensation and Corporate Governance Committee or similar committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer this Plan, all references in this Plan to “Committee” shall at such time be in reference to the Board;

(m)

“Company” means Trilogy International Partners Inc., a corporation existing under the laws of the Province of British Columbia, and any successor corporation whether by amalgamation, merger or otherwise, or any of its subsidiaries or Affiliates;

(n)	“Director” means a director of the Company;

(o)

“Directors’ Annual Remuneration” for a particular Participant means the aggregate of the annual retainer payable by the Company to the Participant in a calendar year for service on the Board and its committees;

(p)	“Distribution Date” is defined in Section 4.5(a);

(q)

“Distribution Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the arithmetic average of the closing trading price of the Shares on the Stock Exchange for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Distribution Value shall be the Distribution Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(r)	“Dividend Equivalents” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.3;

(s)

“Dividend Market Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the arithmetic average of the closing trading price of the Shares on the Stock Exchange for the five (5) trading days on which a board lot was traded immediately preceding the date for the payment of any dividend made on the Shares. In the event that the Shares are not listed and posted for trading on any stock exchange, the Dividend Market Value shall be the Dividend Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

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(t)	“DSU” or “Deferred Share Unit” means a bookkeeping entry, which is granted in accordance with this Plan, the value of which for the purposes of this Plan shall be equal to the Distribution Value;

(u)	“DSU Account” means the account set up on behalf of each Participant by the Company in accordance with Section 3.2(b);

(v)	“DSU Agreement” has the definition provided in Section 3.2(a);

(w)	“Election Notice” has the definition provided in Section 3.1(a);

(x)	“Eligible Participant” means an individual who is, at the relevant time, an independent Director of the Company or any of its Affiliates or a Permitted Assign thereof;

(y)	“Equity Interests” means the issued and outstanding Shares and Trilogy Class C Units;

(z)	“Excess Compensation” is defined in Section 4.10(b) of this Plan;

(aa)	“Excess DSUs” is defined in Section 4.10(b) of this Plan;

(bb)	“Insider” has the meaning ascribed to it in the Securities Act (British Columbia);

(cc)	“Matching Obligation” is defined in Section 3.1(e);

(dd)	“NI 45-106” means National Instrument 45-106 – Prospectus Exempt Distributions or any successor instrument adopted from time to time by the Canadian Securities Administrators;

(ee)	“Participant” means an Eligible Participant who becomes a participant in this Plan in accordance with the terms of this Plan;

(ff)	“Payment Shares” is defined in Section 4.6(a);

(gg)	“Permitted Assign” has the meaning given to it in NI 45-106;

(hh)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(ii)	“Plan” means this Deferred Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time;

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(jj)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(kk)	“Security Based Compensation Arrangement” has the meaning attributed to such term in Section 613(b) of the TSX Company Manual;

(ll)

“Separation Date” means the date upon which a Participant ceases to hold any position as a director or employee, as applicable, of the Company or its Affiliates and is no longer otherwise employed by the Company or its Affiliates, including in the event of the death, retirement, resignation, termination other than for Cause or a Change of Control, or such other date as the Board may determine;

(mm)	“Share” means a common share in the capital of the Company or, in the event of an adjustment contemplated by Section 4.8, such other number or type of securities as the Board may determine;

(nn)	“Source Deductions” is defined in Section 4.6(b);

(oo)

“Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board;

(pp)	“Trilogy Class C Unit” means a class C unit of Trilogy International Partners LLC including all series thereof;

(qq)	“TSX” means the Toronto Stock Exchange;

(rr)	“TSX Rules” means the rules and policies or requirements of the TSX, as they may be amended from time to time; and

(ss)

“U.S. Eligible Participant” refers to a Participant who, at any time during the period from the date Deferred Share Units are granted to the Participant to the date such Deferred Share Units are settled, is subject to income taxation in the United States on the income received for his or her services as a director of the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Canada-U.S. Income Tax Convention, as amended from time to time.

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1.3	Certain Rules of Interpretation

(a)

Whenever the Board or, where applicable, the Committee or any sub- delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

(b)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(e)	For the purposes herein, a Director shall be “independent” if he or she satisfies the meaning of “independence” within s. 1.4 and 1.5 of National Instrument 52-110 Audit Committees.

1.4	Schedules

Schedule “A” – Form of DSU Agreement

Schedule “B” – Election Notice

ARTICLE 2
ADMINISTRATION OF THE PLAN

2.1	Administration of this Plan

(a)	This Plan shall be administered by the Board and the Board shall have the sole and complete authority, in its discretion, to:

(i)	grant DSUs to Eligible Participants;

(ii)	determine the number of DSUs to be granted to Eligible Participants;

(iii)	determine the terms, including the limitations, restrictions, vesting period and conditions, if any, upon DSU grants to Eligible Participants;

(iv)	interpret this Plan and prescribe, modify and rescind rules and regulations relating to this Plan;

(v)	exercise rights reserved to the Company under this Plan;

(vi)	prescribe forms for notices to be prescribed by the Company under the Plan; and

(vii)	adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of this Plan.

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(b)

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company, the Participants and all other Persons, including any Participant’s heirs, executors, legal personal representatives and beneficiaries.

2.2	Delegation

(a)

To the extent permitted by applicable law, the Board may, from time to time, delegate to any specified officer of the Company, or to the Committee, all or any of the powers of the Board with respect to this Plan. In such event, the specified officer or the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion. In the event of any such delegation by the Board, references made to the Board herein, shall, as applicable, include a committee of the Board and/or any member thereof. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Company, the Participants and all other Persons, including any Participant’s heirs, executors, legal personal representatives and beneficiaries.

(b)

Notwithstanding Section 2.2(a), oversight and ultimate responsibility for this Plan resides with the Board. At any time and from time to time, the Board may, in its discretion, take any action or make any decision which is otherwise delegated to the specified officer or the Committee pursuant to Section 2.2(a).

2.3	Eligibility

Each independent Director in office at the effective date of establishment of this Plan who is an Eligible Participant shall, without further formality, become a Participant in this Plan. Each person who becomes a Director at any time subsequent to the effective date of establishment of this Plan and who is an Eligible Participant shall thereupon, without further or other formality, become a Participant in this Plan. Eligibility to participate in this Plan does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to this Plan.

2.4	Exemption from Plan Participation

Notwithstanding any other provision of this Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under this Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in this Plan by providing a written notice to the Chief Financial Officer of the Company.

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ARTICLE 3
DSU GRANTS, AGREEMENTS AND ACCOUNTS

3.1	DSU Grants

(a)

An Eligible Participant may elect by filing an election notice in the form attached hereto as Schedule “B” (an “Election Notice”), once each calendar year, to be paid any or all of his Directors’ Annual Remuneration in the form of Deferred Share Units, with the balance being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing Participant, the election must be completed, signed and delivered to the Company by the end of the calendar year preceding the calendar year to which such election is to apply. In the case of a new Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than 30 days after the Director’s appointment and shall only apply with respect to compensation for services to be performed after the election. For the first year of the Plan, Participants must make such election as soon as possible, and in any event, no later than 30 days after the adoption of the Plan. If no election is made in respect of a particular calendar year, the new or existing Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation. The Company anticipates that each Participant will elect to receive not less than two-thirds (2/3) of their Directors’ Annual Remuneration in the form of Deferred Share Units.

(b)

Such Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Directors’ Annual Remuneration for the applicable calendar year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(c)	In the absence of a designation to the contrary, the Participant’s Election Notice shall remain in effect unless otherwise terminated.

(d)

Any DSUs credited to a Participant in accordance with the foregoing provisions of this Plan shall be recorded by the Company in the Participant’s DSU Account as soon as reasonably practicable thereafter.

(e)

Upon each applicable Award Date, the Company shall grant to an Eligible Participant an equivalent number of additional DSUs equal to the number of DSUs credited to an Eligible Participant in lieu of any amount of their Directors’ Annual Remuneration for the applicable calendar year in accordance with Section 3.1 (the “Matching Obligation”).

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3.2	DSU Agreement and DSU Account

(a)

Upon the grant of DSUs, the Company will deliver to the Participant a DSU agreement (“DSU Agreement”) in the form of Schedule “A” hereto dated as of the Award Date, containing the terms of the DSUs and executed by the Company, and upon delivery to the Company of the DSU Agreement executed by the Participant, such Participant will have the right to receive Shares on the terms set out in the DSU Agreement and in this Plan. Subject to any specific variations approved by the Board, all terms and conditions set out therein will be deemed to be incorporated into and form part of each DSU Agreement made hereunder.

(b)	An account (“DSU Account”) shall be maintained by the Company for each Participant and in which shall be recorded all DSUs credited to a Participant from time to time.

(c)	Statements of the DSU Accounts will be provided to Participants on an annual basis, or at such other times as may reasonably be requested by a Participant.

ARTICLE 4
DEFERRED SHARE UNITS

4.1	Number of Deferred Share Units

Deferred Share Units shall be credited to DSU Accounts maintained for each Participant on the books of the Company as of the Award Date. The number of Deferred Share Units to be credited as of the Award Date shall be determined by dividing: (a) the amount to be paid by, (b) the Award Market Value, with any fractional Deferred Share Units resulting from such calculation being rounded down to the nearest Deferred Share Unit. Any Deferred Share Units credited to a Participant’s DSU Account pursuant to the Matching Obligation shall be calculated on the same basis.

4.2	Vesting

Except as otherwise provided in a Participant’s DSU Agreement or any other provision of this Plan or as determined by the Board or, if delegated to the Committee, the Committee, in its sole discretion, Deferred Share Units credited to a Participant’s DSU Account pursuant to the Matching Obligation will vest on the Award Date.

4.3	Credits for Dividends

A Participant’s DSU Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units as of each dividend payment date in respect of which normal cash dividends are paid on the Shares. Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s DSU Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with any fractional DSUs resulting from such calculation being rounded down to the nearest Deferred Share Unit. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

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4.4	Maximum Securities

(a)

The number of Shares subject to any grants of Deferred Share Units (or portions thereof) that: (i) have been settled or redeemed; or (ii) have expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Deferred Share Units, shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, the number of Shares subject to grants of Deferred Share Units (or portions thereof) that the Company permits to be settled in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

(b)	Any grant of DSUs under this Plan shall be subject to the following restrictions (unless otherwise permitted by the TSX):

(i)	The maximum number of Shares which may be reserved for issuance under this Plan may not exceed 1.25% of the Equity Interests, unless shareholder approval is obtained as required by the TSX;

(ii)

The maximum number of Shares issuable to Insiders under this Plan, together with any Shares issued to Insiders pursuant to any other Security Based Compensation Arrangement, at any time, may not exceed 10% of the Equity Interests calculated on the Award Date, unless disinterested shareholder approval is obtained in accordance with TSX Rules;

(iii)

The maximum number of Shares issuable to Insiders under this Plan, together with any Shares issued to Insiders pursuant to any other Security Based Compensation Arrangement, within a 12-month period, may not exceed 10% of the Equity Interests calculated on the Award Date, unless disinterested shareholder approval is obtained in accordance with TSX Rules; and

(iv)	The aggregate number of Shares issuable to any independent director Participant pursuant to awards made under this Plan (excluding for dividends) shall not exceed U.S.$66,667 worth of Shares annually.

(c)	All DSUs granted pursuant to this Plan shall be subject to the TSX Rules, including any requirements for shareholder approval of this Plan or grants of DSUs under the TSX Rules.

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4.5	Distribution of Payment Shares or Cash Payment

(a)

Subject to the delivery requirements in Section 4.6(a), a Participant shall have the right to receive Payment Shares in respect of Deferred Share Units recorded in the Participant’s DSU Account, less any Source Deductions (as such term is defined below), on one of the following dates (the “Distribution Date”):

(i)	the Separation Date; or

(ii)

such later date as the Participant may elect by written notice delivered to the Chief Financial Officer of the Company prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs, provided that in the case of U.S. Eligible Participants, the Distribution Date will be on the later of (i) “separation from service” within the meaning of Section 409A or (ii) the date that the U.S. Eligible Participant has elected provided that (A) such date is no later than December 31 of the calendar year following the calendar year in which the Separation Date occurs and (B) to the extent required by Section 409A, the U.S. Eligible Participant’s election with respect to such date was made during the calendar year prior to the calendar year in which the relevant Deferred Share Units were awarded.

The number of Payment Shares to be issued to the Participant on the Distribution Date shall be equal to the number of DSUs credited to the Participant’s DSU Account as of the Distribution Date.

(b)

Notwithstanding Section 4.5(a), an Eligible Participant or his legal representative, if applicable, may elect to receive from the Company, in lieu of the issuance by the Company of the Payment Shares in respect of Deferred Share Units, an amount in cash equal to the all or a portion of the Distribution Value of the Deferred Share Units (a “Cash Payment”), less any Source Deductions provided that the Company shall maintain the discretion to issue Payment Shares in respect of the settlement of Deferred Share Units. The Company anticipates that each Participant will elect to receive at least two–thirds (2/3) of their Deferred Share Units to be settled in Payment Shares notwithstanding an Eligible Participant’s election to receive a Cash Payment.

(c)	For greater certainty, any Deferred Share Units awarded to a Participant who is terminated for Cause will automatically extinguish on the Separation Date.

4.6	Distribution of Deferred Share Units in Payment Shares

(a)

The Company shall, within 10 Business Days after the Distribution Date (but no later than December 31st of the calendar year containing the Distribution Date to the extent required by Section 409A for U.S. Eligible Participants), issue to the Participant a number of treasury Shares equal to the number of Deferred Share Units in the Participant’s DSU Account that became payable on the Distribution Date (the “Payment Shares”), or pay the applicable alternative Cash Payment; provided that in no event shall the Company issue the Payment Shares or pay the Cash Payment later than December 31 of the calendar year following the calendar year in which the Separation Date occurs.

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(b)	As a condition to the issue of treasury Shares or any Cash Payment in settlement of any Deferred Share Units:

(i)

the Company may require such Participant to pay or cause to be paid to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions in connection with the exercise of such Deferred Share Units (the “Source Deductions”); or

(ii)

in the event a Participant does not pay or cause to be paid the amount specified in (i) and is receiving Shares, the Company shall be permitted to: (I) engage a broker or other agent on behalf of the Participant, at the risk and expense of the Participant, to sell a portion of the underlying Shares issued on the exercise of such Deferred Share Units through the facilities of the TSX, and to apply the proceeds received to the sale of such underlying Shares as necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of the Deferred Share Units, or (II) reduce the number of Shares to be issued to a Participant in respect of redeemed Deferred Share Units in an amount that is equal in value to the cash amount of the Source Deductions and pay the Source Deductions in cash as necessary. In the case of clause (I), the Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Shares.

4.7	Death of Participant Prior to Distribution

Upon the death of a Participant prior to the distribution of the Deferred Share Units credited to the DSU Account of such Participant under this Plan, the Payment Shares shall be issued or the Cash Payment shall be made to the Participant’s legal representative or a dependent or relation of such Participant (collectively, the “estate”) on or about the thirtieth (30th) day after the Company is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Company and delivered to the Company’s Chief Financial Officer no later than twenty (20) days after the Company is notified of the death of the Participant, provided that such elected date is no later than the last Business Day of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before such last Business Day. If so elected by such Participant’s legal representative, the Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4.5, calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon payment in full of the value of all of the Deferred Share Units that become payable under this Section 4.7, less any Source Deductions, the Deferred Share Units shall be of no further force or effect and no further payments will be made from this Plan in relation to the Participant.

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4.8	Adjustments to Deferred Share Units

(a)

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, arrangement, take-over bid, compulsory acquisition, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders (other than the payment of dividends in respect of the Shares as contemplated by Section 4.3), the DSU Account of each Participant and the Deferred Share Units outstanding under this Plan may be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect such change or changes.

(b)

For greater certainty, no additional DSUs will be granted, nor any amount paid, to any Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company makes no representations or warranties to Participants with respect to this Plan or the Shares whatsoever. In seeking the benefits of participation in this Plan, a Participant agrees to accept all risks associated with a decline in the market price of Shares.

4.9	Tax Treatment

Participants shall be responsible for all taxes with respect to any DSUs granted under this Plan, whether arising as a result of the grant or redemption of DSUs or otherwise. The Company makes no guarantees to any Person regarding the tax treatment of a DSU or issuances of Shares or payment of other consideration made under this Plan. The Company shall not be liable for, or obligated to pay in whole or in part, any taxes levied against a Participant or other negative tax consequences to a Participant in respect of the grant of DSUs, and none of the Company or any of its directors, officers or employees or representatives shall have any liability to a Participant with respect to the tax treatment of a DSU or issuances of Shares or payment of other consideration made under this Plan.

4.10	Clawback

(a)

In the event of a restatement of the Company’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any Deferred Share Units issued to a Participant (an “Awarded DSU”) would not have been issued to such Participant based on such restated results, the Board shall review the grant of the Awarded DSUs.

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(b)	If the Board determines that:

(i)

Any Awarded DSUs would not have been issued had the Company’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”); and

(ii)	the Participant who received any Excess DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement,

any unexercised Excess DSUs shall be cancelled, and the Board shall, except as provided below, seek to recover for the benefit of the Company, the after- tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Shares acquired in respect of the Excess DSUs (collectively, the “Excess Compensation”).

(c)

In determining the after-tax portion of the Excess Compensation, the Board shall take into account its good faith estimate of the value of any tax deduction available to the Participant in respect of such repayment.

(d)

The Board shall not seek recovery to the extent it determines (i) that to do so would be unreasonable or (ii) that it would be better for the Company not to do so. In making such determination, the Board shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of the claim may prejudice the interest of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and (D) any pending legal proceedings relating the applicable fraud or intentional illegal conduct.

(e)

Before the Board determines to seek recovery pursuant to this Section 4.10, it shall provide to the Participant written notice and the opportunity to be heard at a meeting of the Board (which may be in-person or telephonic), as determined by the Board.

(f)

If the Board determines to seek a recovery pursuant to this Section 4.10, it shall make a written demand for repayment from the Participant and, if the Participant does not within a reasonable period tender repayment in response to such demand, and the Board determines that the Participant is unlikely to do so, the Board may seek a court order against the Participant for such repayment.

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4.11	Blackout Periods

Unless approved by the Board, if a DSU redemption notice is given, or a redemption date falls, within any period when a Blackout Restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments hereunder shall, without any further action, be extended to the tenth (10th) TSX trading day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the Participant’s Separation Date or with respect to a U.S. Eligible Participant to the extent required by Section 409A, a date that is later than December 31 of the calendar year containing the Participant’s Distribution Date. For the purposes of this Section 4.10, “Blackout Restriction” means a prohibition in effect on the Participant’s Separation Date that prohibits trading in the Company's securities pursuant to securities regulatory requirements.

ARTICLE 5
GENERAL

5.1	Amendment, Suspension, or Termination of Plan

(a)

Subject to the TSX Rules, applicable law and Section 5.1(b) and subject also to Section 5.1(c) below, the Board may, in its sole discretion, suspend or terminate this Plan at any time or from time to time amend, revise or discontinue the terms and conditions of this Plan or of any Deferred Share Unit granted under this Plan and any DSU Agreement relating thereto, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Deferred Share Unit previously granted except as permitted by the terms of this Plan or as required by applicable laws.

(b)

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Deferred Share Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board will remain able to make such amendments to this Plan or the Deferred Share Unit as would have been entitled to make if this Plan was still in effect.

(c)

The Board shall have the power and authority to approve amendments relating to this Plan or to Deferred Share Units, without approval by shareholders or disinterested shareholders (as applicable), to the extent such amendment:

(i)	is necessary to comply with applicable law or the requirements of the TSX;

(ii)	is an amendment to this Plan respecting administration and eligibility for participation under this Plan;

15

(iii)	alters, extends or accelerates the terms of vesting applicable to any Deferred Share Units;

(iv)	changes the termination provisions of a Deferred Share Unit or this Plan which does not entail an extension beyond the original expiry date of a Deferred Share Unit;

(v)	adds provisions permitting for the granting of cash-settled awards, financial assistance or clawback provisions; or

(vi)	is an amendment to this Plan of a “housekeeping nature”.

(d)

Notwithstanding Section 5.1(a) and Section 5.1(c), none of the following amendments shall be made to this Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution:

(i)

amendments to this Plan which would increase the number of securities issuable under this Plan, otherwise than in accordance with the terms of this Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(ii)	amendments to this Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(iii)	any amendments to Section 4.4(b)(iv);

(iv)	amendments permitting awards other than DSUs to be made under this Plan;

(v)	an amendment that would permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis;

(vi)	an amendment to permit DSUs to be transferred other than for estate settlement purposes or to Permitted Assigns; and

(vii)	amendments deleting or reducing the range of amendments which require shareholders’ approval under this Section 5.1(d).

(e)

Subject to Section 5.13, if the Board terminates or suspends this Plan, previously credited DSUs may, at the Board’s election, be distributed to Participants or may remain outstanding and in effect in accordance with the terms of this Plan. If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Board determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued. Subject to the foregoing sentence, if the Board terminates or suspends this Plan, no new Deferred Share Units will be credited to the DSU Account of a Participant.

(f)	No amendment to this Plan shall cause this Plan to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision

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5.2	Compliance with Laws

(a)

The administration of this Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority. If any provision of this Plan or any DSU contravenes any law or any order, policy, by-law or regulation of any regulatory body or the TSX, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(b)

Should the Board, in its sole discretion, determine that it is not feasible or desirable to issue DSUs in lieu of any or all of the Directors’ Annual Remuneration due to conflict with laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis).

(c)

If the Board determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or securities exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Company shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

5.3	Reorganization of the Company

The existence of any Deferred Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger, arrangement or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.4	Assignment by the Company

Rights and obligations under this Plan may be assigned by the Company to a successor in the business of the Company, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company, or any company acquiring all or substantially all of the assets or business of the Company.

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5.5	Change of Control

(a)

In the event of a Change of Control, the Board may make such provision as the Board in its discretion considers appropriate in the circumstances, including, without limitation, providing for a substitute, provided such provision complies with Section 5.1(f).

(b)

Upon a Change of Control, all Deferred Share Units then outstanding may be substituted by or replaced with Deferred Share Units of the continuing entity on the same terms and conditions as the original Deferred Share Units unless substitution or replacement of the Deferred Share Units is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such Deferred Share Units may be settled) shall, at the discretion of the Board, be accelerated in full, and the Deferred Share Units shall terminate if not settled (if applicable) at or prior to such event. If the Board has, pursuant to the provisions of this Section 5.5(b), permitted the conditional settlement of Deferred Share Units in connection with a potential Change of Control, then the Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control, and on such terms as it sees fit, any Deferred Share Units not settled, provided the above complies with Section 5.1(f).

5.6	DSUs Non-Transferable

Except as specifically provided herein, Deferred Share Units are non-transferable.

5.7	Participation is Voluntary; No Additional Rights

The participation of any Participant in this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in this Plan and any DSU Agreement. In particular, participation in this Plan does not constitute a condition of service nor a commitment on the part of the Company to ensure the continued service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Participant or otherwise.

5.8	No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units.

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5.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, this Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

5.10	Participant Information

Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer this Plan. Each Participant acknowledges that information required by the Company in order to administer this Plan may be disclosed to the Board and other third parties in connection with the administration of this Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf.

5.11	Effective Date of this Plan

This Plan shall be effective as at •, 2016 and shall terminate if this Plan is not approved by the shareholders of the Company on or before the third anniversary of the date of the shareholders’ meeting at which this Plan is approved.

5.12	Governing Law

This Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

5.13	Section 409A

It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the following will apply with respect to the rights and benefits of U.S. Eligible Participants under the Plan:

(a)

Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Eligible Participant may not be reduced by, or offset against, any amount owing by the U.S. Eligible Participant to the Company or any of its affiliates.

(b)

If a U.S. Eligible Participant becomes entitled to receive payment in respect of any Deferred Share Units as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S. Eligible Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Board makes a good faith determination that (i) all or a portion of the Deferred Share Units constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six- month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Eligible Participant before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Eligible Participant’s date of death.

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(c)

A U.S. Eligible Participant’s status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(d)

Each U.S. Eligible Participant, any beneficiary or the U.S. Eligible Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S. Eligible Participant or beneficiary or the U.S. Eligible Participant’s estate harmless from any or all of such taxes or penalties.

(e)

If and to the extent that DSUs would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Deferred Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable DSU Agreement as if such Change of Control had not occurred. Upon a 409A Change of Control, all Deferred Share Units then outstanding shall either: (i) be substituted by or replaced with Deferred Share Units of the continuing entity on the same terms and conditions as the original Deferred Share Units, or (ii) terminate and the underlying Payment Shares or Cash Payment, as applicable, shall become payable in accordance with the regulations under Section 409A.

(f)

In the event that the Board determines that any amounts payable hereunder will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Company may (i) adopt such amendments to the Plan and Deferred Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Deferred Share Units hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

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(g)

In the event the Company terminates the Plan in accordance with Section 5.1, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under 409A. The Plan will not be terminated except as permitted under 409A.

APPROVED by the Board effective •, 2016.

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SCHEDULE “A”

FORM OF DSU AGREEMENT

TRILOGY INTERNATIONAL PARTNERS INC.

This DSU Agreement is entered into between Trilogy International Partners Inc. (the “Company”) and the Eligible Participant named below, pursuant to the Company’s Deferred Share Unit Plan (the “Plan”), a copy of which is attached hereto, and confirms that on [INSERT AWARD DATE], [INSERT NAME OF ELIGIBLE PERSON] (the “Eligible Participant”) was granted [INSERT NUMBER OF DSUs] Deferred Share Units (“DSUs”), in accordance with the terms of this Plan.

By signing this agreement, the Eligible Participant:

(a)

acknowledges that he or she has read and understands this Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this DSU Agreement (subject to any specific variations contained in this DSU Agreement);

(b)	acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise of any DSU, as provided in Sections 4.6 and 4.9 of this Plan;

(c)	agrees that a DSU does not carry any voting rights;

(d)	acknowledges that the value of the DSUs granted herein is in CAD$ denomination, and such value is not guaranteed;

(e)	recognizes that the value of a DSU upon delivery is subject to stock market fluctuations; and

(f)

recognizes that, at the sole discretion of the Company, this Plan can be administered by a designee of the Company by virtue of Section 2.2 of this Plan and any communication from or to the designee shall be deemed to be from or to the Company.

IN WITNESS WHEREOF the Company and the Eligible Participant have executed this DSU Agreement as of [INSERT DATE].

TRILOGY INTERNATIONAL PARTNERS INC.

Per:
Authorized Signing Officer

Participant

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This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your DSUs.

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SCHEDULE “B”

FORM OF DSU ELECTION NOTICE

TRILOGY INTERNATIONAL PARTNERS INC.

In order to exercise your right as a Participant, subject to the conditions in this Plan, to elect to be credited with DSUs in lieu of any amount of your Directors’ Annual Remuneration otherwise payable to you in cash in any calendar year, please complete the information below and return a signed and dated copy of this Election Notice to the Company’s Chief Financial Officer not later than the last day of the calendar year immediately preceding the calendar year in respect of which you are making this election.

I hereby elect, for the calendar year ended _______________________, to receive in DSUs •% (please insert applicable percentage) of the Directors’ Annual Remuneration otherwise payable to me in cash in such calendar year.

I confirm that:

1.	I have received and reviewed a copy of the terms of this Plan and agreed to be bound by such terms.

2.	I understand that I will not be able to cause the Company to redeem DSUs granted under this Plan until I am no longer any of an Eligible Participant of the Company.

3.

I recognize that when DSUs credited pursuant to an election made under this Election Notice are redeemed in accordance with the terms of this Plan after I am no longer an Eligible Participant of the Company, income tax and other withholdings as required will arise at that time that will be my obligations (and not the Company’s, except as required by law).

4.	I understand that the value of DSUs are based on the value of the Shares of the Company and therefore are not guaranteed.

5.	I further understand that the foregoing is only a brief outline of certain key provisions of this Plan and that for more complete information, reference should be made to the Plan in its entirety.

Date

Participant

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APPENDIX “I” – RSU PLAN RESOLUTION

BE IT RESOLVED THAT:

1.

The adoption by Trilogy International Partners Inc. (“TIP Inc.”) of the RSU Plan (the “RSU Plan”), substantially in the form set out in Appendix “J” to the Management Information Circular of TIP Inc. dated December 22, 2016 (the “Circular”), the grant of securities thereunder, and the reservation of an aggregate of up to 7.5% of the total number of Equity Interests (as defined in the Circular) issued and outstanding from time to time is approved and ratified.

2.	TIP Inc. shall have the ability to continue granting securities under the RSU Plan until January 24, 2020, the date that is three (3) years from the date when shareholder approval is being sought.

3.	Any officer of TIP Inc. be and is hereby authorized, for and on behalf of TIP Inc., to:

	a.	approve and make any amendments to the RSU Plan, as required by the TSX; and

b.

execute or cause to be executed and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such officer of TIP Inc. as may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity or desirability to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

I-1

APPENDIX “J” – RSU PLAN

J-1

TRILOGY INTERNATIONAL PARTNERS INC.
RESTRICTED SHARE UNIT PLAN

1.	PURPOSE

1.1

This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)	“Affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions.

(c)

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(d)

“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 13.1 or, failing any such effective designation, the Participant’s legal representative;

(e)	“Board” means the Board of Directors of the Corporation;

(f)	“Change of Control” means:

(i)

the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii)

an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

(iii)

the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than an Affiliate of the Corporation or other than in the ordinary course of business of the Corporation;

(g)

“Committee” means the Compensation and Corporate Governance Committee of the Board or any other committee or person designated by the Board to administer the Plan, provided, however, if the Company ceases to qualify as a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two directors, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3;

(h)

“Corporation” means Trilogy International Partners Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(i)

“Designated Subsidiary” means an entity which is controlled by the Corporation and which has been designated by the Corporation for purposes of the Plan from time to time, and for the purposes of this definition, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

(i)	ownership of or direction over voting securities in the second person,

(ii)	a written agreement or indenture,

(iii)	being the general partner or controlling the general partner of the second person, or

(iv)	being a trustee of the second person;

(j)	“Director” means a director of the Corporation;

(k)

“Eligible Consultant” means a person, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract with the Corporation or the Designated Subsidiary, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the registrant's securities;

(l)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(m)

“Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such entities that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(n)	“Equity Interests” means the issued and outstanding Shares and Trilogy Class C Units;

(o)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(p)

“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph 248(1)(k) of the Income Tax Act (Canada), as such section may be amended or re- enacted from time to time;

(q)	“Fiscal Year” means a fiscal year of the Corporation;

(r)

“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(s)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(t)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(u)

“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;

(v)

“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(w)	“Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a director who, in any such case, has been designated by the Corporation for participation in the Plan;

(x)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.3;

(y)	“Plan” means this Restricted Share Unit Plan;

(z)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(aa)	“Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(bb)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(cc)	“Securities Act” means the U.S. Securities Act of 1933, as amended;

(dd)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(ee)	“Shareholders” means the holders of Shares;

(ff)

“Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(gg)

“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share or cash equal to the Market Value of one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(hh)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(ii)

“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(jj)	“Trilogy Class C Unit” means a class C unit of Trilogy International Partners LLC including all series thereof;

(kk)	“TSX” means the Toronto Stock Exchange; and

(ll)

“Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF SHARE UNITS AND TERMS

3.1

The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant, in exchange for security-based compensation of a Designated Subsidiary held by the Participant, or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a)	the number of Share Units which are being granted to the Participant;

(b)	any time-based or performance-based conditions as to vesting of the Share Units to become Vested Share Units;

(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(d)	the Expiry Date;

which shall be set out in the Grant Agreement.

3.3

The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any resulting conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.3 or 7.4 of the Plan, if applicable.

4.	GRANT AGREEMENT

4.1

Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.	SHARE UNIT GRANTS AND ACCOUNTS

5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

6.	PAYOUTS

6.1

On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in one of the following forms:

(a)

subject to the limitations set forth in Section 10.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(b)

subject to and in accordance with any Applicable Law, Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Shares to Participants under the Plan equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(c)

the payment of a cash amount to a Participant on the Payout Date equal to the number of Vested Share Units in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable deductions and withholdings; or

(d)	any combination of the foregoing,

as determined by the Corporation, in its sole discretion.

6.2	No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3

Shares issued by the Corporation from treasury under Section 6.1(a) of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4

The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

7.	TERMINATION OF EMPLOYMENT AND FORFEITURES

7.1

Unless otherwise determined by the Corporation pursuant to Sections 7.2 or 7.3, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

7.2

Notwithstanding Section 7.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

7.3

Notwithstanding Section 7.1 nor the conditions as to vesting of Share Units contained in any individual Grant Agreement, in the event that a Participant’s employment is terminated without cause by the Corporation or an Affiliate within 12 months following a Change of Control, all outstanding Share Units shall become Vested Share Units on the Termination Date and, except as otherwise provided in Section 15 hereof, the Payout Date in connection with such Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the Termination Date and the Corporation shall, as soon as practicable following such termination, issue or provide Shares or make payments to such Participants with respect to such Vested Share Units in accordance with Section 6.

7.4

Except as otherwise provided in Section 15, in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

8.	FORFEITED UNITS

8.1

Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

9.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1

In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

9.2

In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Equity Interests or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Equity Interest shall be so changed or exchanged (or, if no such change or exchange occurs, into such other securities as the Board may determine in its sole discretion) and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3

In the case of any such substitution, change or adjustment as provided for in this Section 9, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

10.	RESTRICTIONS ON ISSUANCES

10.1

Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Share Units outstanding pursuant to the Plan from time to time shall not exceed 7.5% of the number of issued and outstanding Equity Interests from time to time.

10.2

The maximum number of Shares issuable to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Equity Interests. The maximum number of Shares issued to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Equity Interests.

10.3

The number of Share Units (or portions thereof) that: (i) have been settled or paid-out; or (ii) have expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Share Units, shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, the number of Share Units (or portions thereof) that the Corporation settles in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

11.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1

Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

11.2

The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	to change the vesting provisions of Share Units;

(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

(e)	to make the amendments contemplated by Section 15.1(f); or

(f)	to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g)

no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 9);

(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)	other types of compensation through Share issuance;

(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section Error! Reference source not found.; or

(v)	the addition of additional categories of Participants (other than as contemplated by Section 9).

11.3

If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

12.	ADMINISTRATION

12.1

Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

12.2

The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

12.3

The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

13.	BENEFICIARIES AND CLAIMS FOR BENEFITS

13.1

Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

14.	GENERAL

14.1

The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

14.2

The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a current or former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) or minor children or grandchildren (defined to include any adopted children) or a personal holding company or family trust controlled by a Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s current or former spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares received pursuant to the Share Unit.

14.3

The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.

14.4	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

14.5

Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

14.6

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.

14.7

The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

14.8

This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

15.	SECTION 409A

15.1

It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A.

(a)

Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.

(b)

If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A).

(c)

If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death.

(d)

A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(e)

Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties.

(f)

If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g)

In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h)

In the event the Corporation terminates the Plan in accordance with Section 11.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A. The Plan will not be terminated except as permitted under Section 409A. No change to the termination provisions of Share Units or the Plan pursuant to Section 11.2(d) will be made except as permitted under Section 409A.

APPENDIX “K” – INSIDER SUBSCRIPTIONS RESOLUTION

BE IT RESOLVED THAT:

1.

The potential issuance by Alignvest of over 10% of the issued and outstanding Class A restricted voting shares (the “Class A Restricted Voting Shares”) and Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) to insiders of Alignvest (as defined in the Securities Act (Ontario)) (to the extent such potential issuance exceeds 10%) as follows:

a.

U.S.$1.0 million worth of Class B Shares to Adam Jiwan (a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share;

b.	U.S.$400,000 worth of Class B Shares to Razor Suleman (a director of AQX who currently holds nil AQX Shares), at C$10.00 per Class B Share;

c.

C$500,000 worth of Class B Shares to Bonnie Brooks (a director of AQX who currently holds 152,634 Class B Shares, representing approximately 0.46% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share;

d.

C$2.5 million worth of Class B Shares to Donald Walker (a director of AQX who currently holds 190,792 Class B Shares, representing approximately 0.57% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share; and

e.

Approximately U.S.$21.2 million worth of Class B Shares to Alignvest Partners Master Fund LP (a limited partnership owned and controlled directly or indirectly by Alignvest’s sponsor, Alignvest Management Corporation, which currently holds 6,677,760 Class B Shares, representing 19.93% of all issued and outstanding AQX Shares), at C$10.00 per Class B Share;

each in accordance with the terms and conditions contained in subscription agreements between Alignvest and each of the above-mentioned subscribers.

2.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

K-1

APPENDIX “L” – COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND BCBCA

The BCBCA provides shareholders with substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Alignvest Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles,” which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation’s records office.

Under the OBCA, a corporation’s charter documents consist of “articles of incorporation” which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws” which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Sale of Business or Assets

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles, if such specified majority is at least two- thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least two-thirds of the votes cast on the resolution.

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. If a sale, lease or exchange by a corporation would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on the sale, lease or exchange at the meeting, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect to such sale, lease or exchange.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, consent by a special resolution. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholders approve such transaction by way of a special resolution.

Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)	alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	approve an amalgamation under Division 4 of Part 9 of the BCBCA;

(d)	approve an arrangement, the terms of which arrangement permit dissent;

(e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

(f)	authorize the continuation of the corporation into a jurisdiction other than British Columbia.

Shareholders may also be entitled to dissent in respect of any other resolution of the corporation if dissent is authorized by such resolution or in respect of any court order that permits dissent.

The OBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a)	amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation;

(d)	be continued under the laws of another jurisdiction; or

(e)	sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)	any act or omission of a corporation or its affiliates effects or threatens to effect a result;

(b)	the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c)	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. The complainant must provide the directors of the corporation or its subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its subsidiary are defendants in the action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued shares that carry the right to vote at general meetings of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding, in the aggregate, more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose, or, if no resolution is required for that purpose by the articles, approved by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Directors’ Residency Requirements

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other type of resolution or method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other type of resolution or method specified in the articles.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Restrictions on Share Transfers

The BCBCA does not prohibit share transfer restrictions. The Articles of TIP Inc. will contain restrictions on share transfers following its continuance into British Columbia. See “Description of Securities – Ownership and Voting Restrictions” in the Prospectus.

Under the OBCA, only certain limited restrictions on transfer are permitted if offering to the public.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders’ proposals than the OBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The OBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of a proposal.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA provides that where an offeror acquires 90% or more of the target securities, a securityholder who did not accept the original offer may require the corporation to acquire the securityholder’s securities in accordance with the procedure set out in the OBCA.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding, in the aggregate, at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

HOW TO CAST YOUR VOTE IN SUPPORT OF THE ARRANGEMENT RESOLUTION

Time is running short. Vote today, or no later than 10:00 a.m. (Toronto time) on Friday, January 20, 2017. In order to ensure that your vote is received in time for AQX’s Special Meeting, to be held on Tuesday, January 24, 2017 at 10:00 a.m. (Toronto time), we recommend that you vote in the following ways as soon as possible.

VOTING METHOD	BENEFICIAL SHAREHOLDERS	REGISTERED
	If your Shares are held with a	SHAREHOLDERS
	broker, bank or other	If your Shares are held in your
	intermediary	name and represented by a
physical certificate
INTERNET	Visit www.proxyvote.com and enter your 16 digit control number located on the enclosed voting instruction form	Visit www.voteproxyonline.com and enter your 12 digit control number located on the enclosed form of proxy.

TELEPHONE	Canadian: Call 1-800-474-7493 U.S.: Call 1-800-454-8683 and provide your 16 digit control number located on the enclosed voting instruction form	N/A

FACSIMILE	Canadian: Fax your voting instruction form to 905-507-7793 or toll free to	Fax your form of proxy to 416-595- 9593 in order to ensure that your vote is received before the deadline
1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A

MAIL	N/A	TSX Trust Company 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call D.F. King at:

North American Toll Free Number: 1-800-332-6309
Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301
Email: inquiries@dfking.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176
For up to date information please visit the website:

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
ALIGNVEST ACQUISITION CORPORATION’S PROXY SOLICITATION AND
INFORMATION AGENT:

North American Toll Free Number: 1-800-332-6309
Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301
Email: inquiries@dfking.com
North American Toll Free Facsimile: 1-888-509-5907
Facsimile: 1-647-351-3176